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                                                 Registration Nos. 333-
                                                                   ------------
                                                                      811-04867

   As filed with the Securities and Exchange Commission on December 31, 2012

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

   Pre-effective Amendment No.       [ ]

   Post-Effective Amendment No.      [ ]

                                    and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No.                        [1]                         [X]

                            SEPARATE ACCOUNT II OF
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                             Houston, Texas 77019
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (800) 871-2000
              (Depositor's Telephone Number, including Area Code)

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                              (Name of Guarantor)
                        175 Water Street, 18/th/ Floor
                           New York, New York 10038

                                (212) 770-7000
              (Guarantor's Telephone Number, including Area Code)

                              Manda Ghaferi, Esq.
                            AIG Life and Retirement
                           1999 Avenue of the Stars
                      Los Angeles, California 90067-6121
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective

   [  ] immediately upon filing pursuant to paragraph (b)

   [  ] on (date) pursuant to paragraph (b)

   [  ] 60 days after filing pursuant to paragraph (a)(1)

   [  ] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

   [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

================================================================================

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EXECUTIVE ADVANTAGE(R)

GROUP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by AMERICAN GENERAL LIFE INSURANCE COMPANY through its Separate Account II

                           THIS PROSPECTUS IS DATED
                                JANUARY 2, 2013

American General Life Insurance Company ("AGL") is offering life insurance coverage under the Executive Advantage(R) group flexible premium variable universal life policy (the "Policy"). The Policy provides insurance protection for individuals within groups under corporate owned or sponsored arrangements. Corporate owned arrangements are those where an employer (or trust established by an employer) purchases life insurance coverage on their employees. The employer or trust is the BENEFICIARY. Sponsored arrangements are those instances where an employer, a financial institution or association allows us to sell insurance policies to its employees, depositors or members. The description of the Policy in this prospectus is fully applicable to your certificate and the word "Policy" includes any such certificate.

For information on how to contact AGL, please see page 5.

The Index of Special Words and Phrases on page 53 will define many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in BOLD the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy. Please read this prospectus carefully and keep it for future reference.

The GUARANTEED ACCOUNT is part of our general account. You can use AGL's Separate Account II ("SEPARATE ACCOUNT") to invest in the Executive Advantage variable investment options. Currently, the Executive Advantage variable investment options each purchase shares of a corresponding Fund of:

..  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ("Invesco
   V.I.")
..  AllianceBernstein Variable Products Series Fund, Inc. ("AllianceBernstein
   VPS")
.. American Century(R) Variable Portfolios, Inc. ("American Century(R) VP") .. BlackRock Variable Series Funds, Inc. ("BlackRock")
..  Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP")
..  Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton
   VIP")
..  Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT")
..  JPMorgan Insurance Trust ("JPMorgan IT")
..  Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")
..  PIMCO Variable Insurance Trust ("PIMCO VIT")
..  The Universal Institutional Funds, Inc. ("UIF")
..  VALIC Company I ("VALIC Co. I")
..  Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 19 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying variable investment options that may interest you. You can request free copies from your AGL representative or from our ADMINISTRATIVE CENTER shown on page 5 of this prospectus.

BUYING THIS POLICY MIGHT NOT BE A GOOD WAY OF REPLACING YOUR EXISTING INSURANCE OR ADDING MORE INSURANCE IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY. YOU MAY WISH TO CONSULT WITH YOUR INSURANCE REPRESENTATIVE OR FINANCIAL ADVISER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICIES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY SIMILAR AGENCY. THEY ARE NOT A DEPOSIT OR OTHER OBLIGATION OF, NOR ARE THEY GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. AN INVESTMENT IN A VARIABLE UNIVERSAL LIFE INSURANCE POLICY IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

THE POLICIES ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER THE POLICIES IN ANY JURISDICTION WHERE THEY CANNOT BE LAWFULLY SOLD. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, OR ON SALES MATERIALS WE HAVE APPROVED OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                               TABLE OF CONTENTS

THE MERGER.................................................................  6
POLICY BENEFITS/RISKS SUMMARY..............................................  6
POLICY BENEFITS............................................................  6
   DEATH BENEFIT...........................................................  6
     DEATH BENEFIT PROCEEDS................................................  6
     DEATH BENEFIT OPTIONS.................................................  6
   FULL SURRENDERS, PARTIAL SURRENDERS, TRANSFERS, AND POLICY LOANS........  7
     FULL SURRENDERS.......................................................  7
     PARTIAL SURRENDERS....................................................  7
     TRANSFERS.............................................................  7
     LOANS.................................................................  7
   PREMIUMS................................................................  7
     FLEXIBILITY OF PREMIUMS...............................................  7
     FREE LOOK.............................................................  8
   THE POLICY..............................................................  8
     OWNERSHIP RIGHTS......................................................  8
     SEPARATE ACCOUNT......................................................  8
     GUARANTEED ACCOUNT....................................................  8
     ACCOUNT VALUE.........................................................  8
     PAYMENT OPTIONS.......................................................  8
     TAX BENEFITS..........................................................  8
   SUPPLEMENTAL BENEFITS AND RIDERS........................................  8
POLICY RISKS...............................................................  9
   INVESTMENT RISK.........................................................  9
   RISK OF LAPSE...........................................................  9
   TAX RISKS...............................................................  9
   PARTIAL SURRENDER AND FULL SURRENDER RISKS.............................. 10
   POLICY LOAN RISKS....................................................... 10
PORTFOLIO RISKS............................................................ 10
TABLES OF CHARGES.......................................................... 11
GENERAL INFORMATION........................................................ 16
   AMERICAN GENERAL LIFE INSURANCE COMPANY................................. 16
   THE SEPARATE ACCOUNT.................................................... 17
   GUARANTEE OF INSURANCE OBLIGATIONS...................................... 17
   ADDITIONAL INFORMATION.................................................. 18
   COMMUNICATION WITH AGL.................................................. 18
     ADMINISTRATIVE CENTER................................................. 18
     GENERAL............................................................... 18
   APPLYING FOR A POLICY................................................... 18
     OUR AGE REQUIREMENT FOR THE INSURED................................... 18
     THE MINIMUM FACE AMOUNT............................................... 18
     WE REQUIRE A MINIMUM INITIAL PREMIUM.................................. 18
     WHEN YOUR COVERAGE WILL BE EFFECTIVE.................................. 18
     GENERAL............................................................... 19
   VARIABLE INVESTMENT OPTIONS............................................. 19
   GUARANTEED INVESTMENT OPTION............................................ 21
   GUARANTEED ACCOUNT VALUE................................................ 22
   VOTING PRIVILEGES....................................................... 22
   ILLUSTRATIONS........................................................... 23

POLICY FEATURES............................................................... 23
   DEATH BENEFITS............................................................. 23
     YOUR FACE AMOUNT OF INSURANCE............................................ 23
     YOUR DEATH BENEFIT....................................................... 24
     LIFE INSURANCE PROCEEDS.................................................. 24
     PAYMENT OF LIFE INSURANCE PROCEEDS....................................... 24
     AMOUNT OF LIFE INSURANCE PROCEEDS........................................ 24
   TAX QUALIFICATION OPTIONS.................................................. 25
   CHANGES IN DEATH BENEFIT OPTIONS........................................... 25
     HOW TO REQUEST A CHANGE.................................................. 25
     TAX CONSEQUENCES OF CHANGES IN INSURANCE COVERAGE........................ 26
   PREMIUM PAYMENTS........................................................... 26
     RESTRICTIONS ON PREMIUM.................................................. 26
     MINIMUM INITIAL PREMIUM.................................................. 26
     PLANNED PERIODIC PREMIUM................................................. 26
     ADDITIONAL PREMIUM....................................................... 26
     EFFECT OF PREMIUM PAYMENTS............................................... 26
     GRACE PERIOD............................................................. 27
     PREMIUM ALLOCATIONS...................................................... 27
     ALLOCATION RULES......................................................... 27
     CREDITING PREMIUM........................................................ 27
     FUTURE PREMIUM PAYMENTS.................................................. 28
   PREMIUM PAYMENTS AND TRANSACTION REQUESTS IN GOOD ORDER.................... 28
   DETERMINING THE ACCOUNT VALUE.............................................. 28
   ACCOUNT VALUE IN THE SUBACCOUNTS........................................... 29
     ACCUMULATION UNIT VALUES................................................. 29
     NET INVESTMENT FACTOR.................................................... 29
     GUARANTEED ACCOUNT VALUE................................................. 29
     NET ACCOUNT VALUE........................................................ 30
     CASH SURRENDER VALUE..................................................... 30
     NET CASH SURRENDER VALUE................................................. 30
   TRANSFERS.................................................................. 30
     MINIMUM AMOUNT OF TRANSFER............................................... 30
     FORM OF TRANSFER REQUEST................................................. 30
     TRANSFERS FROM THE GUARANTEED ACCOUNT.................................... 30
     DATE WE PROCESS YOUR TRANSFER REQUEST.................................... 30
     NUMBER OF PERMITTED TRANSFERS/TRANSFER CHARGE............................ 31
   DOLLAR COST AVERAGING...................................................... 31
     PROCESSING YOUR AUTOMATIC DOLLAR COST AVERAGING TRANSFERS................ 31
   MARKET TIMING.............................................................. 32
   RESTRICTIONS INITIATED BY THE FUNDS AND INFORMATION SHARING OBLIGATIONS.... 33
   CHANGING THE FACE AMOUNT OF INSURANCE...................................... 33
     CHANGES IN FACE AMOUNT................................................... 33
     INCREASES IN FACE AMOUNT................................................. 33
     DECREASES IN FACE AMOUNT................................................. 34
     CONSEQUENCES OF A CHANGE IN FACE AMOUNT.................................. 34
   EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS.......................... 34
     VALUATION DATES, TIMES, AND PERIODS...................................... 34
     FUND PRICING............................................................. 34
     DATE OF RECEIPT.......................................................... 34
     COMMENCEMENT OF INSURANCE COVERAGE....................................... 34

     ISSUE DATE; POLICY MONTHS AND YEARS................................... 34
     MONTHLY DEDUCTION DAYS................................................ 35
     COMMENCEMENT OF INVESTMENT PERFORMANCE................................ 35
     EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT YOU MAKE... 35
   REPORTS TO POLICY OWNERS................................................ 35
POLICY TRANSACTIONS........................................................ 36
   WITHDRAWING POLICY INVESTMENTS.......................................... 36
     FULL SURRENDER........................................................ 36
     PARTIAL SURRENDER..................................................... 36
     LOANS................................................................. 36
     MAXIMUM LOAN AMOUNT................................................... 37
     INTEREST.............................................................. 37
     LOAN ACCOUNT.......................................................... 37
     EFFECT OF A LOAN...................................................... 37
     OUTSTANDING LOAN...................................................... 37
     LOAN REPAYMENT........................................................ 37
   MATURITY OF YOUR POLICY................................................. 38
   TAX CONSIDERATIONS...................................................... 38
POLICY PAYMENTS............................................................ 38
   PAYMENT OPTIONS......................................................... 38
     CHANGE OF PAYMENT OPTION.............................................. 38
     TAX IMPACT............................................................ 38
   THE BENEFICIARY......................................................... 38
   ASSIGNMENT OF A POLICY.................................................. 38
   PAYMENT OF PROCEEDS..................................................... 39
     GENERAL............................................................... 39
     DELAY OF GUARANTEED ACCOUNT OPTION PROCEEDS........................... 39
     DELAY FOR CHECK CLEARANCE............................................. 39
     DELAY OF SEPARATE ACCOUNT PROCEEDS.................................... 39
     DELAY TO CHALLENGE COVERAGE........................................... 39
     DELAY REQUIRED UNDER APPLICABLE LAW................................... 40
ADDITIONAL RIGHTS THAT WE HAVE............................................. 40
VARIATIONS IN POLICY OR INVESTMENT OPTION TERMS AND CONDITIONS............. 40
     UNDERWRITING AND PREMIUM CLASSES...................................... 40
     POLICIES PURCHASED THROUGH INTERNAL ROLLOVERS......................... 40
     STATE LAW REQUIREMENTS................................................ 40
     EXPENSES OR RISKS..................................................... 41
     UNDERLYING INVESTMENTS................................................ 41
CHARGES UNDER THE POLICY................................................... 41
   DEDUCTIONS FROM PREMIUM................................................. 41
     MONTHLY DEDUCTION FROM ACCOUNT VALUE.................................. 41
     ADMINISTRATIVE CHARGE................................................. 42
     COST OF INSURANCE CHARGE.............................................. 42
   DEDUCTIONS AND MONEY MARKET SUBACCOUNT.................................. 42
   NET AMOUNT AT RISK...................................................... 42
     RATE CLASSES FOR INSUREDS............................................. 42
   LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS..... 43
   DEDUCTION FROM SEPARATE ACCOUNT ASSETS.................................. 43
   DEDUCTIONS UPON POLICY TRANSACTIONS..................................... 44
     TRANSFER CHARGE....................................................... 44
     SURRENDER CHARGE...................................................... 44

     SURRENDER CHARGE CALCULATION....................................... 44
     SURRENDER CHARGE BASED ON AN INCREASE OR DECREASE IN FACE AMOUNT... 45
     PARTIAL SURRENDER CHARGE........................................... 45
     PARTIAL SURRENDER CHARGE DUE TO DECREASE IN FACE AMOUNT............ 45
     PARTIAL SURRENDER PROCESSING FEE................................... 45
     DISCOUNT PURCHASE PROGRAMS......................................... 45
OTHER POLICY PROVISIONS................................................. 46
   RIGHT TO EXCHANGE.................................................... 46
   MORE ABOUT POLICY CHARGES............................................ 46
     PURPOSE OF OUR CHARGES............................................. 46
     GENERAL............................................................ 47
   ACCOUNT VALUE........................................................ 47
     YOUR ACCOUNT VALUE................................................. 47
     YOUR INVESTMENT OPTIONS............................................ 47
     THE GUARANTEED ACCOUNT............................................. 47
POLICY LAPSE AND REINSTATEMENT.......................................... 47
   REINSTATEMENT........................................................ 47
FEDERAL INCOME TAX CONSIDERATIONS....................................... 48
   TAX STATUS OF THE POLICY............................................. 48
   AGL.................................................................. 48
   DIVERSIFICATION AND INVESTOR CONTROL................................. 48
   TAX TREATMENT OF THE POLICY.......................................... 49
   TAX TREATMENT OF POLICY BENEFITS IN GENERAL.......................... 50
   PRE-DEATH DISTRIBUTION............................................... 50
   POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS.............. 50
   MODIFIED ENDOWMENT CONTRACTS......................................... 50
   INTEREST ON LOANS.................................................... 51
   POLICY EXCHANGES AND MODIFICATIONS................................... 51
   WITHHOLDING.......................................................... 51
   CONTRACTS ISSUED IN CONNECTION WITH TAX QUALIFIED PENSION PLANS...... 51
   POSSIBLE CHARGE FOR AGL'S TAXES...................................... 51
LEGAL PROCEEDINGS....................................................... 52
REGISTRATION STATEMENTS................................................. 52
INDEX OF SPECIAL WORDS AND PHRASES...................................... 53
APPENDIX A.............................................................. 55

CONTACT INFORMATION: HERE IS HOW YOU CAN CONTACT US ABOUT THE AGL EXECUTIVE ADVANTAGE POLICIES:

 ADMINISTRATIVE CENTER:                 HOME OFFICE:
 ----------------------                 -------------------------------------
 American General Life Insurance        American General Life Insurance
 Company                                Company
 405 King Street, 4th Floor             2727-A Allen Parkway
 Wilmington, Delaware 19801             Houston, Texas 77019
 1-302-575-5245                         1-713-831-3443

                                  THE MERGER

     Effective December 31, 2012, American General Life Insurance Company of Delaware ("AGLD"), an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, the Policies were issued by AGLD. Upon the Merger, all Policy obligations that had been those of AGLD became obligations of AGL. In this prospectus, the word "we" refers to AGL.

     The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the company that provides your Policy benefits from AGLD to AGL. You will receive a Policy endorsement from AGL that reflects the change from AGLD to AGL. The Merger also did not result in any adverse tax consequences for any Policy Owners.

     Until we update all the forms to reflect the AGLD merger into AGL, we may provide you with forms, statements or reports that still reflect AGLD as the issuer. You may also contact AGL. You can contact AGL at its Administrative Office, 405 King Street, 4th Floor, Wilmington, Delaware 19801 or call us at 1-302-575-5245.

                         POLICY BENEFITS/RISKS SUMMARY

     Any Policies issued January 1, 2009 and thereafter comply with the 2001 Commissioners' Standard Ordinary mortality and morbidity tables ("2001 CSO tables"). Please see "Tax Treatment of the Policy" on page 49.

     This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                POLICY BENEFITS

     You may allocate your ACCOUNT VALUE among the 36 variable investment options available under the Policy, each of which invests in an underlying fund (each available portfolio is referred to in this prospectus as a "Fund" and collectively, the "Funds"), and the Guaranteed Account, which credits a specified rate of interest. Your Account Value will vary based on the investment performance of the variable investment options you choose and interest credited in the Guaranteed Account.

DEATH BENEFIT

..     DEATH BENEFIT PROCEEDS: We pay the death benefit proceeds (reduced by any outstanding Policy loans and any accrued loan interest) to the Beneficiary when the INSURED person dies. In your application to buy an Executive Advantage Policy, you tell us how much life insurance coverage you want. We call this the "FACE AMOUNT" of insurance.

..     DEATH BENEFIT OPTIONS: You must choose one of the two death benefit options when you apply for your Policy:
           .    Level Death Benefit Option or
           .    Increasing Death Benefit Option

      For the Level Death Benefit Option, the death benefit will be the greater of:
           .    Face Amount; or
           .    Account Value on the date of death multiplied by the
                appropriate minimum death benefit factor.

      You should consider this death benefit option if you want to minimize your cost of insurance.

      For the Increasing Death Benefit Option, the death benefit will be the greater of:
           .    Face Amount plus the Account Value; or
           .    Account Value on the date of death multiplied by the
                appropriate minimum death benefit factor.

      You should consider this death benefit option if you want your death benefit to increase with your Account Value.

     Federal tax law may require us to increase the death benefit under any of the above death benefit options. See "Tax Qualification Options" on page 25.

FULL SURRENDERS, PARTIAL SURRENDERS, TRANSFERS, AND POLICY LOANS

..     FULL SURRENDERS: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the Account Value, less any Policy loans and any accrued loan interest, and less any surrender charge that then applies. We call this amount your NET CASH SURRENDER VALUE. A surrender charge may apply. See "Surrender Charge" on page 44. You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

..     PARTIAL SURRENDERS: We will not allow a partial surrender during the first Policy year or during the first 12 months following an increase in Face Amount. You may make two partial surrenders per year. A partial surrender must be at least $500 but may not exceed 90% of your Policy's Net Cash Surrender Value. We may deduct the applicable surrender charge on a partial surrender. Currently, we do not assess a processing charge for partial surrenders. A partial surrender may have adverse tax consequences.

..     TRANSFERS: Within certain limits, you may make transfers among the variable investment options and the Guaranteed Account. You may make up to twelve transfers of Account Value among the variable investment options in each Policy year without charge. We currently assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Guaranteed Account.

..     LOANS: You may take a loan from your Policy at any time after the first
      Policy year. The maximum loan amount you may take is 90% of your Policy's Net Cash Surrender Value. We charge you interest daily on any OUTSTANDING LOAN at a declared annual rate not in excess of 8%. The maximum net cost (the difference between the rate of interest charged on loans and the amount we credit on the equivalent amount held in the LOAN ACCOUNT) of a loan is 2% per year. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

PREMIUMS

..     FLEXIBILITY OF PREMIUMS: After you pay the initial premium, you can pay subsequent premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws (but not less than $50). You can select a premium payment plan to pay planned periodic premiums annually. You are not required to pay premiums according to the plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

..     FREE LOOK: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund of the premiums paid.

           The free look period generally expires the later of:

      .    10 days after you receive the Policy, or
      .    45 days after you sign Part I of the application.

THE POLICY

..     OWNERSHIP RIGHTS: While the Insured person is living, you, as the OWNER of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy.

..     SEPARATE ACCOUNT: You may direct the money in your Policy to any of the available variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus. The value of your investment in a variable investment option depends on the investment results of the related Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline.

..     GUARANTEED ACCOUNT: You may place amounts in the Guaranteed Account where it earns interest at the rate of 4% annually. We may declare higher rates of interest, but are not obligated to do so.

..     ACCOUNT VALUE: Account Value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Guaranteed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

..     PAYMENT OPTIONS: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center. See "Payment Options" on page 38.

..     TAX BENEFITS: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance Policy is excludable from the gross income of the Beneficiary until there is a distribution. In addition, this means that under a qualifying life insurance Policy, cash value accumulates on a tax deferred basis and transfers of cash value among the available investment options under the Policy may be made tax free. Under a qualifying life insurance Policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

SUPPLEMENTAL BENEFITS AND RIDERS

     We offer no supplemental benefits or riders with this Policy.

                                 POLICY RISKS

INVESTMENT RISK

     The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any CASH SURRENDER VALUE. Any applicable surrender charge may be large enough in the Policy's early years so that if you fully surrender your Policy you may receive no Cash Surrender Value. If you take multiple partial surrenders, your Account Value may not cover required charges and your Policy would lapse.

     If you invest your Account Value in one or more variable investment options, then you will be subject to the risk that the investment performance of the variable investment options will be unfavorable. You will also be subject to the risk that the Account Value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force may be required to pay more premiums than originally planned. WE DO NOT GUARANTEE A MINIMUM ACCOUNT VALUE.

     If you allocate NET PREMIUMS to the Guaranteed Account, then we credit your Account Value (in the Guaranteed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4%.

RISK OF LAPSE

     If your Net Cash Surrender Value is not enough to pay the charges deducted against Account Value each month, your Policy may enter a 61-day GRACE PERIOD. We will notify you that the Policy will lapse (terminate without value) at the end of the Grace Period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the Cash Surrender Value.

     If we do not receive a sufficient premium before the end of the Grace Period, the Policy will terminate without value. We will send you a written notice within 30 days of the beginning of any Grace Period. The notice will state that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. If the Insured dies during the Grace Period, we will still pay the LIFE INSURANCE PROCEEDS to the Beneficiary. The amount we pay will reflect a reduction for the unpaid monthly deductions due on or before the date of the Insured's death.

TAX RISKS

     We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

     Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

     You should consult a qualified tax adviser for assistance in all Policy-related tax matters. See "Federal Income Tax Considerations" on page 48.

PARTIAL SURRENDER AND FULL SURRENDER RISKS

     The surrender charge under the Policy applies for the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's Face Amount) in the event you surrender the Policy or decrease the Face Amount. The surrender charge may be considerable. Any Outstanding Loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no Net Cash Surrender Value if you surrender your Policy in the first few Policy years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Account Value in the near future. We designed the Policy to help meet long-term financial goals.

A partial surrender or full surrender may have adverse tax consequences.

POLICY LOAN RISKS

     A Policy loan, whether or not repaid, will affect Account Value over time because we subtract the amount of the loan from the variable investment options and/or Guaranteed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Guaranteed Account.

     We reduce the amount we pay on the Insured person's death by the amount of any Policy loan and your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the Net Cash Surrender Value to zero.

     If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not previously been taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                PORTFOLIO RISKS

     A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting us at the Administrative Center shown on page 5 of this prospectus.

     There is no assurance that any of the Funds will achieve its stated investment objective.

                               TABLES OF CHARGES

     The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy Owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

     AGL may also make available to Policy Owners other universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

     The following tables describe the transaction fees and expenses that are payable, at the time that you (1) buy a Policy, (2) surrender a Policy during the first 14 Policy years and the first 14 Policy years following an increase in the Policy's Face Amount, (3) change a Policy's Face Amount, or (4) transfer Account Value between investment options.

                                          TRANSACTION FEES
-----------------------------------------------------------------------------------------------------
                                                       MAXIMUM
CHARGE                        WHEN CHARGE IS DEDUCTED  GUARANTEED CHARGE       CURRENT CHARGE
----------------------------- -----------------------  ----------------------- -----------------------
STATUTORY PREMIUM TAX CHARGE   Upon receipt of each    3.5%/1/ of each premium 3.5%/1/ of each premium
                               premium payment         payment                 payment

DAC TAX CHARGE                 Upon receipt of each    1.0%                    0%
                               premium payment

PREMIUM EXPENSE CHARGE         Upon receipt of each    9.0% of the amount of   9.0% of the amount of
                               premium payment         each premium payment    each premium payment

-----------------
     /1/ Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

                                             TRANSACTION FEES
---------------------------------------------------------------------------------------------------------------
                                           WHEN CHARGE IS
CHARGE                                     DEDUCTED                  MAXIMUM GUARANTEED CHARGE  CURRENT CHARGE
----------------------------------------   ------------------------- -------------------------  ---------------
SURRENDER CHARGE

  Maximum Charge/1/                        Upon a partial surrender   $48 per $1,000 of Face    $0 per $1,000
                                           or a full surrender of     Amount                    of Face Amount
                                           your Policy/2/

  Minimum Charge/3/                        Upon a partial surrender   $13 per $1,000 of Face    $0 per $1,000
                                           or a full surrender of     Amount                    of Face Amount
                                           your Policy/2/

  Example Charge - for the first           Upon a partial surrender   $26 per $1,000 of Face    $0 per $1,000
  Policy year - for a 45 year old male,    or a full surrender of     Amount                    of Face Amount
  nonsmoker with a Face Amount             your Policy/2/
  of $100,000

-----------------
     /1/ The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the Insured person's first Policy year. The Maximum Charge is for a male, smoker, age 55 at the Policy's ISSUE DATE, with a Face Amount of $100,000.

     /2/ The Policies have a Surrender Charge that applies for a maximum of the first 14 Policy years and for a maximum of the first 14 Policy years following an increase in the Policy's Face Amount. The Surrender Charge attributable to an increase in the Policy's Face Amount applies only to the increase in Face Amount. The Surrender Charge will vary based on the Insured person's sex, age, risk class, Policy year and Face Amount. The Surrender Charges shown in the table may not be typical of the charges you will pay. Page 3B of your Policy will indicate the guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

     /3/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs during the Insured person's first Policy year. The Minimum Charge is for a female, nonsmoker, age 18 at the Policy's Issue Date, with a Face Amount of $100,000.

                                            TRANSACTION FEES
----------------------------------------------------------------------------------------------------------
                                                              MAXIMUM
CHARGE                            WHEN CHARGE IS DEDUCTED     GUARANTEED CHARGE  CURRENT CHARGE
--------------------------------- --------------------------- ------------------ -------------------------
PARTIAL SURRENDER PROCESSING FEE  Upon a partial surrender    The lesser of $25  $0
                                  of your Policy              or 2.0% of the
                                                              amount of the
                                                              partial surrender

TRANSFER FEE                      Upon a transfer of          $25 for each       $25 for each transfer/1/
                                  Account Value               transfer/1/

POLICY OWNER ADDITIONAL           Upon each request for a     $25                $0
ILLUSTRATION CHARGE               Policy illustration after
                                  the first in a Policy year

FLAT MONTHLY CHARGE               Monthly, at the             $10                $7
                                  beginning of each
                                  Policy Month

FIRST YEAR ADMINISTRATIVE CHARGE  Monthly, at the             $25                $0
                                  beginning of each
                                  Policy month during the
                                  first Policy year

FACE AMOUNT INCREASE CHARGE       Monthly, at the             $25                $0
                                  beginning of each
                                  Policy month for the 12
                                  months immediately
                                  following the effective
                                  date of the increase

-----------------
     /1/ The first 12 transfers in a Policy year are free of charge.

       The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                                    PERIODIC CHARGES
                          (OTHER THAN FUND FEES AND EXPENSES)
-----------------------------------------------------------------------------------------
                                                         MAXIMUM
                               WHEN CHARGE IS            GUARANTEED
CHARGE                         DEDUCTED                  CHARGE            CURRENT CHARGE
---------------------------    ------------------------- ----------------- -----------------
COST OF INSURANCE
CHARGE/1/

   Maximum Charge/2/           Monthly, at the beginning $83.33 per $1,000 $20.72 per $1,000
                               of each Policy month      of Net Amount at  of Net Amount at
                                                         Risk/3/           Risk

   Minimum Charge/4/           Monthly, at the beginning $0.08 per $1,000  $0.02 per $1,000
                               of each Policy month      of Net Amount at  of Net Amount at
                                                         Risk              Risk

   Example Charge for          Monthly, at the beginning $0.29 per $1,000  $0.05 per $1,000
   the first Policy year -     of each Policy month      of Net Amount at  of Net Amount at
   for a 45 year old                                     Risk              Risk
   male, nonsmoker,
   medically
   underwritten with a
   Face Amount of
   $100,000

MORTALITY AND EXPENSE
RISK CHARGE

   Policy years 1-4/5/         Daily                     annual effective  annual effective
                                                         rate of 1.0% of   rate of 0.65% of
                                                         Account Value     Account Value
                                                         invested in the   invested in the
                                                         variable          variable
                                                         investment        investment
                                                         options           options

POLICY LOAN INTEREST           Annually (on your Policy  8.0% of the       8.0% of the
CHARGE                         anniversary)              Outstanding Loan  Outstanding Loan
                                                         balance           balance

-----------------
     /1/ The Cost of Insurance Charge will vary based on the Insured Person's sex, age, risk class, Policy year and Face Amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 3C of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 23 of this prospectus.

     /2/ The Maximum Charge for both of the maximum guaranteed charge and the current charge occurs during the 12 months following the policy year in which the insured person attains age 99. The policy anniversary on which the insured person attains 100 is the Policy's maximum maturity date. The Maximum Charge is for a guaranteed issue male, smoker, age 70 at the Policy's Issue Date, with a Face Amount of $100,000.

     /3/ The Net Amount at Risk is the difference between the current death benefit under your Policy divided by 1.0032737 and your Account Value under the Policy.

     /4/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The Minimum Charge is for a medically underwritten female, nonsmoker, age 18 at the Policy's Issue Date, with a Face Amount of $100,000.

     /5/ After the 4th Policy year, the maximum Mortality and Expense Charge will be as follows:

          Policy years 5-20 annual effective rate of 1.00% (guaranteed) and 0.20% (current)
          Policy years 21+ annual effective rate of 1.00% (guaranteed) and 0.15% (current)

     The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2011. Current and future expenses for the Funds may be higher or lower than those shown.

                           ANNUAL FUND FEES AND EXPENSES
                 (EXPENSES THAT ARE DEDUCTED FROM THE FUND ASSETS)
------------------------------------------------------------------------------------
CHARGE                                                               MAXIMUM MINIMUM
-------------------------------------------------------------------- ------- -------
TOTAL ANNUAL FUND OPERATING EXPENSES FOR ALL OF THE FUNDS (EXPENSES
THAT ARE DEDUCTED FROM PORTFOLIO ASSETS INCLUDE MANAGEMENT FEES,
DISTRIBUTION (12B-1) FEES, AND OTHER EXPENSES)/1/                     1.61%   0.10%

Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

       1 Currently 6 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2013.
          The impact of contractual reimbursements or fee waivers is as follows:

             CHARGE                                  MAXIMUM MINIMUM
             ------                                  ------- -------
             Total Annual Fund Operating Expenses
             for all of the Funds After Contractual
             Reimbursement or Fee Waiver              1.60%   0.10%

                              GENERAL INFORMATION

AMERICAN GENERAL LIFE INSURANCE COMPANY

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

     AGL is regulated for the benefit of Policy Owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to Policy Owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.

     American General Life Companies, www.americangeneral.com, is the marketing name for a group of affiliated domestic life insurers, including AGL.

     AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

     On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.

     The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.

     We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to the company by one or more independent rating organizations such as A.M. Best Company, Moody's, and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and our ability to meet our contractual obligations to Policy Owners and should not be considered as bearing on the investment performance of assets held in the Separate Account.

     The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT

     We established the Separate Account as a separate investment account on June 5, 1986. Before December 31, 2012, Separate Account II ("Separate Account") was a separate account of AGLD, named Variable Account II and originally established under Delaware law on June 5, 1986. On December 31, 2012, and in conjunction with the merger of AGL and AGLD, the Separate Account was transferred to and became a separate account of AGL under Texas law. It may be used to support the policy and other variable life insurance policies, and used for other permitted purposes. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the federal securities laws.

     We own the assets in the Separate Account. The Separate Account is divided into subaccounts. The Separate Account may include other subaccounts which are not available under the Policy.

     The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies, and AGL is obligated to pay all amounts due the Policy Owners under the Policies.

GUARANTEE OF INSURANCE OBLIGATIONS

     Insurance policy obligations under all policies issued by AGLD prior to December 29, 2006 at 4:00 p.m. Eastern time are guaranteed (the "Guarantee") by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an affiliate of AGL.

     As of December 29, 2006 at 4:00 p.m. Eastern time (the "Point of Termination"), the Guarantee was terminated for prospectively issued policies. The Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The Guarantee will continue to cover Policies with an Issue Date earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full. Insurance obligations include, without limitation, Account Value invested in any available fixed investment option, death benefits, and income options. The Guarantee does not guarantee variable Account Value or the investment performance of the variable investment options available under the policies. The Guarantee provides that individual policy owners can enforce the Guarantee directly.

     Guarantees for policies issued prior to the Merger will continue after the Merger. As a result, the Merger of AGLD into AGL will not impact the insurance obligations under the Guarantee.

     National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18th Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union, an affiliate of AGL, is an indirect wholly owned subsidiary of American International Group.

ADDITIONAL INFORMATION

     We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page of this prospectus describes how you can obtain a copy of the SAI.

COMMUNICATION WITH AGL

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the Owner named in the Policy. Where a Policy has more than one Owner, each Owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     ADMINISTRATIVE CENTER. The Administrative Center provides service to all Policy Owners. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. See AGL's addresses under "Contact Information" on page 5 of this prospectus.

     GENERAL. It is your responsibility to carefully review all documents you receive from us and immediately notify the Administrative Center of any potential inaccuracies. We will follow up on all inquiries. Depending on the facts and circumstances, we may retroactively adjust your Policy, provided you notify us of your concern within 30 days of receiving the transaction confirmation, statement or other document. Any other adjustments we deem warranted are made as of the time we receive notice of the potential error. If you fail to notify the Administrative Center of any potential mistakes or inaccuracies within 30 days of receiving any document, we will deem you to have ratified the transaction.

APPLYING FOR A POLICY

     To purchase a Policy, you must complete an application and submit it to us. You must specify certain information in the application, including the Face Amount and the death benefit option. We may also require information to determine if the Insured is an acceptable risk to us. We may require a medical examination of the Insured and ask for additional information.

     OUR AGE REQUIREMENT FOR THE INSURED. You may apply for a Policy to cover a person who is at least 18 but no more than 70 years of age.

     THE MINIMUM FACE AMOUNT. The Face Amount must be at least $50,000, for each Insured.

     WE REQUIRE A MINIMUM INITIAL PREMIUM. We require that you pay a minimum initial premium before we will issue the Policy. You may pay the minimum initial premium when you submit the application or at a later date.

     We will not issue a Policy until we have accepted the application. We reserve the right to reject an application for any reason or "rate" an Insured as a substandard risk.

     WHEN YOUR COVERAGE WILL BE EFFECTIVE. Your Policy will become effective after:

      .    We accept your application;

      .    We receive an initial premium payment in an amount we determine; and

     .    We have completed our review of your application to our satisfaction.

     GENERAL. You should mail checks (or use express delivery, if you wish) for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the Administrative Center shown under "Contact Information" on page 5 of this prospectus.

     You must make the following requests in writing:

           .    transfer of Account Value;
           .    loan;
           .    full surrender;
           .    partial surrender;
           .    change of Beneficiary or contingent Beneficiary;
           .    change of allocation percentages for premium payments;
           .    change of allocation percentages for Policy deductions;
           .    loan repayments or loan interest payments;
           .    change of death benefit option or manner of death benefit
                payment;
           .    change in Face Amount;
           .    addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds; and
           .    tax withholding elections.

     You should mail these requests (or use express delivery, if you wish) to the Administrative Center address shown under "Contact Information" on page 5 of this prospectus. You should also communicate notice of the Insured person's death, and related documentation, to our Administrative Center address.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of Owner or Beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your AGL representative. Each communication must include your name, Policy number and, if you are not the Insured person, that person's name. We cannot process any requested action that does not include all required information.

VARIABLE INVESTMENT OPTIONS

     We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. One or more of the Funds may sell its shares to other funds. The name of each Fund describes its type (for example, money market fund, growth fund, equity fund, etc.) except for the Funds with footnotes next to their names. For these Funds, whose name does not describe its type, we provide the information immediately following the table. The text of the footnotes follows the table. Fund sub-advisers are shown in parentheses.

                                          INVESTMENT ADVISER (SUB-ADVISER, IF
VARIABLE INVESTMENT OPTIONS               APPLICABLE)
---------------------------               -------------------------------------
AllianceBernstein VPS Growth and Income   AllianceBernstein L.P.
Portfolio - Class A
AllianceBernstein VPS Growth Portfolio -  AllianceBernstein L.P.
Class A
AllianceBernstein VPS Large Cap Growth    AllianceBernstein L.P.
Portfolio - Class A
American Century(R) VP Income & Growth    American Century Investment
Fund - Class I                            Management, Inc.

                                          INVESTMENT ADVISER (SUB-ADVISER, IF
VARIABLE INVESTMENT OPTIONS               APPLICABLE)
---------------------------               --------------------------------------
American Century(R) VP International      American Century Investment
Fund - Class I                            Management, Inc.
BlackRock Basic Value V.I. Fund -         BlackRock Advisors, LLC (BlackRock
Class I Shares/1/                         Investment Management, LLC)
BlackRock Capital Appreciation V.I. Fund  BlackRock Advisors, LLC (BlackRock
- Class I Shares                          Investment Management, LLC)
BlackRock U.S. Government Bond V.I. Fund  BlackRock Advisors, LLC (BlackRock
- Class I Shares/2/                       Financial Management, Inc.)
BlackRock Value Opportunities V.I. Fund   BlackRock Advisors, LLC (BlackRock
- Class I Shares/3/                       Investment Management, LLC)
Fidelity(R) VIP Balanced Portfolio -      Fidelity Management & Research
Initial Class                             Company ("FMR")
                                          (FMR Co., Inc.)
                                          (Fidelity Investments Money
                                          Management, Inc.)
                                          (Other affiliates of FMR)
Fidelity(R) VIP Contrafund(R) Portfolio   FMR
- Initial Class/4/                        (FMR Co., Inc.)
                                          (Other affiliates of FMR)
Fidelity(R) VIP Index 500 Portfolio -     FMR
Initial Class                             (FMR Co., Inc.)
                                          (Geode Capital Management, LLC)
Fidelity(R) VIP Money Market Portfolio -  FMR
Initial Class                             (Fidelity Investments Money
                                          Management, Inc.)
                                          (Other affiliates of FMR)
Franklin Templeton VIP Templeton          Templeton Asset Management Ltd.
Developing Markets Securities Fund -
Class 2/5/
Franklin Templeton VIP Templeton Foreign  Templeton Investment Counsel, LLC
Securities Fund - Class 2/6/
Franklin Templeton VIP Templeton Growth   Templeton Global Advisors Limited
Securities Fund - Class 2                 (Templeton Asset Management Ltd.)
Goldman Sachs VIT Strategic               Goldman Sachs Asset Management
International Equity Fund -               International
Institutional Shares/7/
Goldman Sachs VIT Structured U.S. Equity  Goldman Sachs Asset Management, L.P.
Fund - Institutional Shares/8/
Invesco V.I. High Yield Fund - Series I   Invesco Advisers, Inc.
Shares
Invesco Van Kampen V.I. Mid Cap Value     Invesco Advisers, Inc.
Fund - Series I Shares
JPMorgan IT Small Cap Core Portfolio -    J.P. Morgan Investment Management Inc.
Class 1 Shares
Neuberger Berman AMT Large Cap Value      Neuberger Berman Management LLC
Portfolio - Class I Shares/9/             (Neuberger Berman LLC)
PIMCO VIT High Yield Portfolio -          Pacific Investment Management Company
Administrative Class                      LLC
PIMCO VIT Long-Term U.S. Government       Pacific Investment Management Company
Portfolio - Administrative Class          LLC
PIMCO VIT Real Return Portfolio -         Pacific Investment Management Company
Administrative Class/10/                  LLC
PIMCO VIT Short-Term Portfolio -          Pacific Investment Management Company
Administrative Class                      LLC
PIMCO VIT Total Return Portfolio -        Pacific Investment Management Company
Administrative Class                      LLC
UIF Core Plus Fixed Income Portfolio -    Morgan Stanley Investment Management
Class I Shares                            Inc.
UIF Emerging Markets Equity Portfolio -   Morgan Stanley Investment Management
Class I Shares                            Inc.
                                          (Morgan Stanley Investment Management
                                          Limited)
                                          (Morgan Stanley Investment Management
                                          Company)
UIF Mid Cap Growth Portfolio - Class I    Morgan Stanley Investment Management
Shares                                    Inc.
VALIC Co. I International Equities        VALIC* (PineBridge Investments LLC)
Fund/11/
VALIC Co. I Mid Cap Index Fund            VALIC* (SunAmerica Asset Management
                                          Corp.)
VALIC Co. I Small Cap Index Fund/12/      VALIC* (SunAmerica Asset Management
                                          Corp.)
Vanguard** VIF Total Bond Market Index    The Vanguard Group, Inc.
Portfolio
Vanguard** VIF Total Stock Market Index   The Vanguard Group, Inc.
Portfolio

--------

     /1/ The Fund type for BlackRock Basic Value V.I. Fund - Class I Shares is capital appreciation and secondarily, income.
     /2/ The Fund type for BlackRock U.S. Government Bond V.I. Fund - Class I Shares is maximizing total return, consistent with income generation and prudent investment management.
     /3/ The Fund type for BlackRock Value Opportunities V.I. Fund - Class I Shares is long-term growth of capital.
     /4/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class is long-term capital appreciation.
     /5/ The Fund type for Franklin Templeton VIP Templeton Developing Markets Securities Fund - Class 2 is long-term capital appreciation.
     /6/ The Fund type for Franklin Templeton VIP Templeton Foreign Securities Fund - Class 2 is long-term capital growth.
     /7/ The Fund type for Goldman Sachs VIT Strategic International Equity Fund - Institutional Shares is long-term growth of capital.
     /8/ The Fund type for Goldman Sachs VIT Structured U.S. Equity Fund - Institutional Shares is long-term growth of capital and dividend income.
     /9/ The Fund type for Neuberger Berman AMT Large Cap Value Portfolio is large cap value.
     /10/ The Fund type for PIMCO VIT Real Return Portfolio - Administrative
          Class is maximum real return.
     /11/ The Fund type for VALIC Co. I International Equities Fund is long-term growth of capital through investments primarily in a diversified portfolio of equity and equity-related securities of foreign issuers.
     /12/ The Fund type for VALIC Co. I. Small Cap Index Fund is growth of capital through investment primarily in a diversified portfolio of common stocks that, as a group, the sub-adviser believes may provide investment results closely corresponding to the performance of the Russell 2000(R) Index.

     *    "VALIC" means The Variable Annuity Life Insurance Company.
     **   "Vanguard" is a trademark of The Vanguard Group, Inc.

     From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

     YOU CAN LEARN MORE ABOUT THE FUNDS, THEIR INVESTMENT POLICIES, RISKS, EXPENSES AND ALL OTHER ASPECTS OF THEIR OPERATIONS BY READING THEIR PROSPECTUSES. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

     We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of fund related information and responding to Policy Owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. From time to time some of these arrangements may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses that we are incurring are greater than we anticipated. If the expenses we incur are less than we anticipate, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 41.

     We also receive what is referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

GUARANTEED INVESTMENT OPTION

     Under the Policy, you may currently allocate your Account Value to the Guaranteed Account. In addition, if you request a loan, we will allocate part of your Account Value to the Loan Account which is part of the Guaranteed Account.

     We may treat each allocation and transfer separately for purposes of crediting interest and making deductions from the Guaranteed Account.

     All of your Account Value held in the Guaranteed Account will earn interest at a rate we determine in our sole discretion. This rate will never be less than 4% per year compounded annually. The Loan Account portion of your Account Value may earn a different interest rate than the remaining portion of your Account Value in the Guaranteed Account.

     We will deduct any transfers, partial surrenders or any Policy expenses from the Guaranteed Account and your variable investment options on a pro rata basis, unless you provide other directions. No portion of the Loan Account may be used for this purpose.

     If we must pay any part of the proceeds for a loan, partial surrender or full surrender from the Guaranteed Account, we may defer the payment for up to six months from the date we receive the written request. If we defer payment from the Guaranteed Account for 30 days or more, we will pay interest on the amount we deferred at a rate of 4% per year, compounded annually, until we make payment.

     You may transfer Account Value into the Guaranteed Investment Option at any time. However, there are restrictions on the amount you may transfer out of the Guaranteed Investment Option in a Policy year. Please see "Transfers from the Guaranteed Account" on page 30.

GUARANTEED ACCOUNT VALUE

     On any VALUATION DATE, the Guaranteed Account portion of your Policy Account Value equals:

     . the total of all Net Premium, allocated to the Guaranteed Account, plus

     .    any amounts transferred to the Guaranteed Account, plus

     . interest credited on the amounts allocated and transferred to the Guaranteed Account, less

     .    the amount of any transfers from the Guaranteed Account, less

     . the amount of any partial surrender, including the partial surrender charges, taken from the Guaranteed Account, less

     . the allocated portion of the monthly deduction deducted from the Guaranteed Account, plus

     .    the amount of the Loan Account.

     If you take a loan, we transfer the amount of the loan to the Loan Account held in the Guaranteed Account. The value of your Loan Account includes transfers to and from the Loan Account as you take and repay loans and interest credited on the Loan Account.

VOTING PRIVILEGES

     We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your Account Value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from Owners participating in that Fund through the Separate Account. Even if Policy Owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy Owners could determine the outcome of matters subject to shareholder vote.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the Owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy Owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

ILLUSTRATIONS

     We may provide you with illustrations for your Policy's death benefit, Account Value, and Net Cash Surrender Value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your Account Value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

     Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed Insured person's age and rate class and (2) your selection of a death benefit option, Face Amount, planned periodic premiums and proposed investment options.

     After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a $25 fee for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

                                POLICY FEATURES

DEATH BENEFITS

     YOUR FACE AMOUNT OF INSURANCE. In your application to buy an Executive Advantage Policy, you tell us how much life insurance coverage you want. We call this the "Face Amount" of insurance.

     Investment performance affects the amount of your Policy's Account Value. We deduct all charges from your Account Value. The amount of the monthly charges may differ from month to month.

However, as long as all applicable charges are paid on a timely basis each month, the Face Amount of insurance payable under your Policy is unaffected by investment performance. See "Monthly Deduction From Account Value" on page 41.

     YOUR DEATH BENEFIT. You must choose one of the two death benefit options at the time we issue your Policy.

     .    Level Death Benefit Option; or

     .    Increasing Death Benefit Option.

          For the Level Death Benefit Option, the death benefit will be the greater of:

     .    Face Amount; or

     . Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

     You should consider this death benefit option if you want to minimize your cost of insurance.

     For the Increasing Death Benefit Option, the death benefit will be the greater of:

     .    Face Amount plus the Account Value; or

     . Account Value on the date of death multiplied by the appropriate minimum death benefit factor.

     You should consider this death benefit option if you want your death benefit to increase with your Account Value.

     LIFE INSURANCE PROCEEDS. During the Policy term, we will pay the Life Insurance Proceeds to the Beneficiary after the Insured's death. To make payment, we must receive at our Administrative Center:

     .    satisfactory proof of the Insured's death; and

     .    the Policy.

     PAYMENT OF LIFE INSURANCE PROCEEDS. We will pay the Life Insurance Proceeds generally within seven days after we receive the information we require. We will pay the Life Insurance Proceeds to the Beneficiary in one lump sum or, if elected, under a payment option. Payment of the Life Insurance Proceeds may also be affected by other provisions of the Policy.

     We will pay interest on the Life Insurance Proceeds from the date of the Insured's death to the date of payment as required by applicable state law.

     AMOUNT OF LIFE INSURANCE PROCEEDS. We will determine the Life Insurance Proceeds as of the date of the Insured's death. The Life Insurance Proceeds will equal:

     . the amount of the death benefit determined according to the death benefit option selected; minus

     .    the Outstanding Loan, if any, and accrued loan interest; minus

     .    any overdue monthly deductions if the Insured dies during a Grace
          Period.

TAX QUALIFICATION OPTIONS

     Section 7702 of the CODE provides alternative testing procedures for meeting the definition of life insurance. Each Policy must qualify under one of these two tests and you may select the test we use for ensuring your Policy meets the definition of life insurance.

     Under both tests under Section 7702, there is a minimum death benefit required at all times. This is equal to the Account Value multiplied by the appropriate minimum death benefit factor. These factors depend on the tax qualification option and may be based on the ATTAINED AGE, sex and rate class of the Insured. A table of the applicable factors is located in the Policy.

     The two tax qualification options are:

     .    Guideline Premium/Cash Value Corridor Test.

     .    Cash Value Accumulation Test.

     You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

CHANGES IN DEATH BENEFIT OPTIONS

     If you have selected the Level Death Benefit Option you may change to the Increasing Death Benefit Option. You may also change from the Increasing Death Benefit Option to the Level Death Benefit Option.

     HOW TO REQUEST A CHANGE. You may change your death benefit option by providing your agent with a written request or by writing us at our Administrative Center. We may require that you submit satisfactory evidence of insurability to us.

     If you request a change from the Level Death Benefit Option to the Increasing Death Benefit Option, we will decrease the Face Amount by an amount equal to your Account Value on the date the change takes effect. However, we reserve the right to decline to make such a change if it would reduce the Face Amount below the minimum Face Amount.

     If you request a change from the Increasing Death Benefit Option to the Level Death Benefit Option, we will increase the Face Amount by an amount equal to your Account Value on the date the change takes effect. Such decreases and increases in the Face Amount are made so that the Life Insurance Proceeds remain the same on the date the change takes effect.

     Once approved, we will issue new Policy information pages and attach a copy of your application for change. We reserve the right to decline to make any changes that we determine would cause the Policy to fail to qualify as life insurance under our interpretation of the Code.

     The change will take effect on the next MONTHLY ANNIVERSARY that coincides with or next follows the date we approve your request.

     TAX CONSEQUENCES OF CHANGES IN INSURANCE COVERAGE. Please read "Federal Income Tax Considerations" starting on page 48 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

PREMIUM PAYMENTS

     The Policy allows you to select the timing and amount of premium payments within limits. Send premium payments to our Administrative Center.

     RESTRICTIONS ON PREMIUM. We may not accept any premium payment:

     .    If it is less than $50;

     . If the premium would cause the Policy to fail to qualify as a life insurance contract as defined in Section 7702 of the Code, we will refund any portion of any premium that causes the Policy to fail. In addition, we will monitor the Policy and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract under the Code; or

     . If the premium would increase the amount of our risk under your Policy by an amount greater than that premium amount. In such cases, we may require satisfactory evidence of insurability before accepting that premium.

     MINIMUM INITIAL PREMIUM. We will calculate the minimum initial premium. The amount is based on a number of factors, including the age, sex, and underwriting class of the proposed Insured and the desired Face Amount.

     PLANNED PERIODIC PREMIUM. When you apply for a Policy, you select a plan for paying annual level premiums. We will establish a minimum amount that may be used as the planned periodic premium. We may recalculate this minimum amount if the Face Amount of the Policy is increased or decreased.

     You are not required to pay premiums in accordance with this plan. Rather, you can pay more or less than the planned periodic premium or skip a planned periodic premium entirely.

     At any time you can change the amount and frequency of the planned periodic premium by sending a written notice to our Administrative Center.

     ADDITIONAL PREMIUM. Additional premiums are premiums other than planned premiums. Additional premiums may be paid in any amount and at any time subject to the Code.

     Depending on the Account Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium may be needed to prevent your Policy from terminating.

     EFFECT OF PREMIUM PAYMENTS. In general, paying all planned periodic premiums may not prevent your Policy from lapsing. In addition, if you fail to pay any planned periodic premium, your Policy will not necessarily lapse.

     Your Policy will lapse only when the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction. This could happen if the Net Cash Surrender Value has decreased because:

     . of the negative return or insufficient return earned by one or more of the subaccounts you selected; or

     . of any combination of the following -- you have Outstanding Loans, you have taken partial surrenders, we have deducted Policy expenses, or you have made insufficient premium payments to offset the monthly deduction.

     GRACE PERIOD. In order for insurance coverage to remain in force, the Net Cash Surrender Value on each Monthly Anniversary must be equal to or greater than the total monthly deductions for that Monthly Anniversary. If it is not, you have a Grace Period of 61 days during which the Policy will continue in force. The Grace Period begins on the Monthly Anniversary that the Net Cash Surrender Value is less than the total monthly deductions then due. If we do not receive a sufficient premium before the end of the Grace Period, the Policy will terminate without value.

     We will send you a written notice within 30 days of the beginning of any Grace Period. The notice will state that a Grace Period of 61 days has begun.

     The amount of premium required to prevent your Policy from terminating is equal to the amount needed to increase the Net Cash Surrender Value sufficiently to cover total monthly deductions for the next three (3) Monthly Anniversaries.

     If the Insured dies during the Grace Period, we will still pay the Life Insurance Proceeds to the Beneficiary. The amount we pay will reflect a reduction for the unpaid monthly deductions due on or before the date of the Insured's death.

     If your Policy lapses with an Outstanding Loan you may have taxable income.

     PREMIUM ALLOCATIONS. In the application, you specify the percentage of Net Premium to be allocated to each subaccount and Guaranteed Account. However, until the period to examine and cancel expires, we invest this amount in the Money Market subaccount. On the first business day after the period expires, we will reallocate your Account Value based on the premium allocation percentages in your application.

     For all subsequent premiums, we will use the allocation percentages you specified in the application until you change them. You can change the allocation percentages at any time by sending written notice to our Administrative Center. The change will apply to all premium received with or after your notice.

     ALLOCATION RULES. Your allocation instructions must meet the following requirements:

     .    Each allocation percentage must be a whole number;

     .    Any allocation to a subaccount must be at least 5%; and

     .    the sum of your allocations must equal 100%.

     CREDITING PREMIUM. Your initial Net Premium will be credited to your Account Value as of the POLICY DATE. We will credit and invest subsequent Net Premiums on the date we receive the premium or notice of deposit at our Administrative Center. We will process premiums at the price next computed after receipt of premium. Premiums received by 4:00 p.m., Eastern time, on a Valuation Date will be processed as of that day. Premiums received after 4:00 p.m., Eastern time, on a Valuation Date will be processed as of the next Valuation Date.

     If any premium requires us to accept additional risk, we will allocate this amount to the Money Market subaccount until we complete our underwriting. When accepted, and at the end of the period to examine and cancel the Policy, we will allocate it in accordance with your allocation percentages.

     FUTURE PREMIUM PAYMENTS. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     The Policy allows you to choose how to invest your Account Value. Your Account Value will increase or decrease based on:

     .    The returns earned by the subaccounts you select.

     .    Interest credited on amounts allocated to the Guaranteed Account.

   We will determine your Policy benefits based upon your Account Value. If your Account Value is insufficient, your Policy may terminate. If the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of that date's monthly deduction, the Policy will be in default and a Grace Period will begin.

PREMIUM PAYMENTS AND TRANSACTION REQUESTS IN GOOD ORDER

     We will accept the Policy Owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy Owner's investment options, contingent upon the Policy Owner's providing us with instructions in good order. This means that the Policy Owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

     When we receive a premium payment or transaction request in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 35 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

     We will attempt to obtain Policy Owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy Owner to determine the intent of a request. If a Policy Owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy Owner along with the date the request was canceled.

DETERMINING THE ACCOUNT VALUE

     On the Policy Date, your Account Value is equal to your initial Net Premium. If the Policy Date and the ISSUE DATE are the same day, the Account Value is equal to your initial premium, less the premium expenses and monthly deduction.

     On each Valuation Date thereafter, your Account Value is equal to:

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

     .    Your Account Value held in the subaccounts; and

     .    Your Account Value held in the Guaranteed Account.

     Your Account Value will reflect:

     .    the premiums you pay;

     .    the returns earned by the subaccounts you select;

     .    the interest credited on amounts allocated to the Guaranteed Account;

     .    any loans or partial surrender; and

     .    the Policy expenses we deduct.

ACCOUNT VALUE IN THE SUBACCOUNTS

     We measure your Account Value in the subaccounts by the value of the subaccounts' accumulation units we credit to your Policy. When you allocate premiums or transfer part of your Account Value to a subaccount, we credit your Policy with accumulation units in that subaccount. The number of accumulation units equals the amount allocated to the subaccount divided by that subaccount's accumulation unit value for the Valuation Date when the allocation is effected.

     The number of subaccount accumulation units we credit to your Policy will:

     . increase when Net Premium is allocated to the subaccount, amounts are transferred to the subaccount and loan repayments are credited to the subaccount; or

     . decrease when the allocated portion of the monthly deduction is taken from the subaccount, a loan is taken from the subaccount, an amount is transferred from the subaccount, or a partial surrender, including the partial surrender charges, is taken from the subaccount.

     ACCUMULATION UNIT VALUES. A subaccount's accumulation unit value varies to reflect the return of the portfolio and may increase or decrease from one Valuation Date to the next. We arbitrarily set the accumulation unit value for each subaccount at $10 when the subaccount was established. Thereafter, the accumulation unit value equals the accumulation unit value for the prior VALUATION PERIOD multiplied by the Net Investment Factor for the current Valuation Period.

     NET INVESTMENT FACTOR. The net investment factor is an index we use to measure the investment return earned by a subaccount during a Valuation Period. It is based on the change in net asset value of the portfolio shares held by the subaccount, and reflects any dividend or capital gain distributions on the portfolio shares and may include the deduction of the daily mortality and expense risk charge.

     GUARANTEED ACCOUNT VALUE. On any Valuation Date, the Guaranteed Account portion of your Policy Account Value equals:

     . the total of all Net Premium, allocated to the Guaranteed Account, plus

     .    any amounts transferred to the Guaranteed Account, plus

     . interest credited on the amounts allocated and transferred to the Guaranteed Account, less

     .    the amount of any transfers from the Guaranteed Account, less

     . the amount of any partial surrender, including the partial surrender charges, taken from the Guaranteed Account, less

     . the allocated portion of the monthly deduction deducted from the Guaranteed Account, plus

     .    the amount of the Loan Account.

     If you take a loan, we transfer the amount of the loan to the Loan Account held in the Guaranteed Account. The value of your Loan Account includes transfers to and from the Loan Account as you take and repay loans and interest credited on the Loan Account.

     NET ACCOUNT VALUE. The net Account Value on a Valuation Date is the Account Value less Outstanding Loans on that date.

     CASH SURRENDER VALUE. The Cash Surrender Value on a Valuation Date is the Account Value reduced by any surrender charge that would be assessed if you surrendered the Policy on that date.

     NET CASH SURRENDER VALUE. The Net Cash Surrender Value on a Valuation Date is the amount you would receive on a surrender of your Policy and is equal to:

     .    the Cash Surrender Value, less

     .    the Outstanding Loan on that date.

TRANSFERS

     You may transfer Account Value among the subaccounts and to the Guaranteed Account after the period to examine and cancel. All transfer requests, except for those made under the dollar cost averaging program, must satisfy the following requirements:

     . MINIMUM AMOUNT OF TRANSFER -- You must transfer at least $250 or, the balance in the subaccount or the Guaranteed Account, if less;

     . FORM OF TRANSFER REQUEST -- You must make a written request unless you have established prior authorization to make transfers by other means we make available;

     . TRANSFERS FROM THE GUARANTEED ACCOUNT -- The maximum you may transfer in a Policy year is equal to 25% of your Account Value in the Guaranteed Account (not including the Loan Account) as of the date the transfer takes effect.

     DATE WE PROCESS YOUR TRANSFER REQUEST. We must receive your transfer request at our Administrative Center. We process transfers at the price next computed after we receive your transfer request. Transfer requests received by 4:00 p.m., Eastern time, on a Valuation Date will be processed as of that day. Transfer requests received after 4:00 p.m., Eastern time, on a Valuation Date will be processed as of the next Valuation Date.

     NUMBER OF PERMITTED TRANSFERS/TRANSFER CHARGE. We do not currently limit the number of transfers you may make. However, for each transfer in excess of 12 during a Policy year, we will charge you $25 for each additional transfer. All transfers processed on the same business day will count as one transfer for purposes of determining the number of transfers you have made in a Policy year. Transfers in connection with the dollar cost averaging program will not count against the 12 free transfers in any Policy year. We reserve the right to increase or decrease the number of free transfers allowed in any Policy year.

DOLLAR COST AVERAGING

     Dollar cost averaging is a systematic method of investing at regular intervals. By investing at regular intervals, the cost of the securities is averaged over time and perhaps over various market cycles.

     If you choose this program, we will make automatic monthly transfers of your Account Value from the Money Market subaccount into other subaccounts for a specified dollar amount or a specified number of months (not exceeding twenty-four months). Unless you tell us otherwise, we will allocate the transfer as you have specified in your most current premium allocation instructions. However, no less than 5% may be allocated to any one subaccount. You must have $2,000 in the Money Market subaccount to elect dollar cost averaging. We will apply any additional premium payments you make after electing this program to the Money Market subaccount for purposes of dollar cost averaging your investment. You may maintain only one dollar cost averaging instruction with us at a time.

     There is currently no charge for this program. Transfers in connection with dollar cost averaging will not count against your free transfers in a Policy year. We reserve the right to suspend or modify this program at any time.

     PROCESSING YOUR AUTOMATIC DOLLAR COST AVERAGING TRANSFERS. We will begin to process your automatic transfers:

     . On the first Monthly Anniversary following the end of the period to examine and cancel if you request dollar cost averaging when you apply for your Policy.

     . On the second Monthly Anniversary following receipt of your request at our Administrative Center if you elect the program after you apply for the Policy.

     We will stop processing automatic transfers if:

     .    The funds in the Money Market subaccount have been depleted;

     . We receive your written request at our Administrative Center to cancel future transfers;

     .    We receive notification of death of the Insured; or

     .    Your Policy goes into the Grace Period.

     Dollar cost averaging may lessen the impact of market fluctuations on your investment. Using dollar cost averaging does not guarantee investment gains or protect against loss in a declining market.

MARKET TIMING

     The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

     . dilution in the value of Fund shares underlying investment options of other Policy Owners;

     .    interference with the efficient management of the Fund's portfolio;
          and

     .    increased administrative costs.

     We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things in this discussion about market timing. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are not referring to the exchange of one life insurance policy for another policy or contract.

     We are required to monitor the Policies to determine if a Policy Owner requests:

     . an exchange out of a variable investment option within two calendar weeks of an earlier exchange into that same variable investment option; or

     . an exchange into a variable investment option within two calendar weeks of an earlier exchange out of that same variable investment option; or

     . an exchange out of a variable investment option followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

     . an exchange into a variable investment option followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

     If any of the above transactions occurs, we will suspend such Policy Owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy Owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy Owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy Owner's subsequent violation of this policy will result in the suspension of Policy transfer privileges for six months.

     In most cases, exchanges into and out of the money market investment option are not considered market timing; however, we examine all of the above transactions without regard to any exchange into or out of the money market investment option. We treat such transactions as if they are exchanges directly into and out of the same variable investment option. For instance:

     (1) if a Policy Owner requests an exchange out of any variable investment option into the money market investment option, and

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     (2)   the same Policy Owner, within two calendar weeks requests an exchange out of the money market investment option back into that same variable investment option, then

     (3)   the second transaction above is considered market timing.

     Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

     The procedures above will be followed in all circumstances, and we will treat all Policy Owners the same.

     In addition, Policy Owners incur a $25 charge for each transfer in excess of 12 each Policy year.

RESTRICTIONS INITIATED BY THE FUNDS AND INFORMATION SHARING OBLIGATIONS

     The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy Owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy Owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

     Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

     In order to prevent market timing, the Funds have the right to request information regarding Policy Owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Policy Owner transactions in the Fund.

CHANGING THE FACE AMOUNT OF INSURANCE

     CHANGES IN FACE AMOUNT. At any time after the first Policy anniversary while your Policy is in force you may request a change in the Face Amount. We will not make a change in Face Amount that causes your Policy to fail to qualify as life insurance under the Code.

     INCREASES IN FACE AMOUNT. Any request for an increase:

     .    Must be for at least $10,000;

     . May not be requested in the same Policy year as another request for an increase; and

     .    May not be requested after the Insured has Attained Age 65.

     A written application must be submitted to our Administrative Center along with satisfactory evidence of insurability. You must return the Policy so we can amend it to reflect the increase. The increase in Face Amount will become effective on the Monthly Anniversary on or next following the date the increase is approved, and the Account Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. Increasing the Face Amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

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

     DECREASES IN FACE AMOUNT. Any request for a decrease:

     .    Must be at least $5,000;

     . Must not cause the Face Amount after the decrease to be less than the minimum Face Amount at which we would issue a Policy; and

     . During the first five Policy years, the Face Amount may not be decreased by more than 10% of the initial Face Amount. If the Face Amount is decreased during the first 14 Policy years or within 14 Policy years of an increase in Face Amount, a surrender charge may be applicable.

     CONSEQUENCES OF A CHANGE IN FACE AMOUNT. Both increases and decreases in Face Amount may impact the surrender charge. In addition, an increase or decrease in Face Amount may impact the status of the Policy as a modified endowment contract.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

     VALUATION DATES, TIMES, AND PERIODS. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

     We compute Policy values as of the time the NYSE closes on each Valuation Date, which usually is 4:00 p.m. Eastern time. We call this our "close of business." We call the time from the close of business on one Valuation Date to the close of business of the next Valuation Date a "Valuation Period." We are closed only on those holidays the NYSE is closed.

     FUND PRICING. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

     DATE OF RECEIPT. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any Valuation Date, however, we consider that we have received it on the day following that Valuation Date. Any premium payments we receive after our close of business are held in our general account until the next business day.

     COMMENCEMENT OF INSURANCE COVERAGE. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to determine whether to issue a Policy to you and, if so, what the Insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the Owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the Insured person's health or risk of death.

     ISSUE DATE; POLICY MONTHS AND YEARS. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Issue Date." Policy months and years are measured from the Issue Date. To preserve a younger age at issue for the Insured person, we may assign an Issue Date to a Policy that is up to 6 months earlier than otherwise would apply.

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     MONTHLY DEDUCTION DAYS. Each charge that we deduct monthly is assessed against your Account Value at the close of business on the Issue Date and at the end of each subsequent Valuation Period that includes the first day of a Policy month. We call these "monthly deduction days."

     COMMENCEMENT OF INVESTMENT PERFORMANCE. We begin to credit an investment return to the Account Value resulting from your initial premium payment on the later of (a) the Issue Date, or (b) the date all requirements needed to place the Policy in force have been reviewed and found to be satisfactory, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the Account Value resulting from your initial premium payment until the date stated in (b) above.

     EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT YOU MAKE. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the Valuation Period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the Face Amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum Net Amount at Risk;

     . If you exercise the right to return your Policy described on page 8 of this prospectus, your coverage will end when you deliver it to your AGL representative, or if you mailed it to us, the day it is postmarked; and

     . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

REPORTS TO POLICY OWNERS

     You will receive a confirmation within seven days of the transaction of:

     .    the receipt of any premium;

     .    any change of allocation of premiums;

     .    any transfer between subaccounts;

     .    any loan, interest repayment, or loan repayment;

     .    any partial surrender;

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

     . any return of premium necessary to comply with applicable maximum receipt of any premium payment;

     .    any exercise of your right to cancel;

     .    an exchange of the Policy;

     .    full surrender of the Policy.

     Within 30 days after each Policy anniversary we will send you an annual statement. The statement will show the Life Insurance Proceeds currently payable, and the current Account Value, Cash Surrender Value, and the Outstanding Loan. The statement will also show premiums paid, all charges deducted during the Policy year, and all transactions. We will also send to you annual and semi-annual reports of the Separate Account.

                              POLICY TRANSACTIONS

     The transactions we describe below may have different effects on the Account Value, death benefit, Face Amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features," on page 23. Certain transactions also include charges. For information regarding other charges, see "Charges Under the Policy" on page 41.

WITHDRAWING POLICY INVESTMENTS

     FULL SURRENDER. You may at any time surrender your Policy in full. If you do, we will pay you the Account Value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "Net Cash Surrender Value." Because of the surrender charge, it is unlikely that an Executive Advantage Policy will have any Net Cash Surrender Value during at least the first year. A full surrender may have adverse tax consequences.

     PARTIAL SURRENDER. You may, at any time after the first Policy year, make a partial surrender of your Policy's Net Cash Surrender Value. A partial surrender must be at least $500. We will automatically reduce your Policy's Account Value by the amount of your withdrawal and any related charge. A partial surrender may have adverse tax consequences.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of Account Value you then have in each investment option.

     There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $0.

     LOANS. You may request a loan against your Policy at any time after the first Policy year while the Policy has a Net Cash Surrender Value. We limit the minimum and maximum amount of loan you may take. If we issued the Policy under a corporate owned arrangement, unless we agree otherwise, a loan will be applied pro rata over all Insureds under the Policy.

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

     You must submit a written request for a loan to the Administrative Center. Loans will be processed as of the date we receive the request at our Administrative Center. Loan proceeds generally will be sent to you within seven days.

     MAXIMUM LOAN AMOUNT. After the first Policy year the maximum loan amount is 90% of your Net Cash Surrender Value.

     INTEREST. We charge interest daily on any Outstanding Loan at a declared annual rate not in excess of 8%. The maximum net cost (the difference between the rate of interest we charge on loans and the amount we credit on the equivalent amount held in the Loan Account) of a loan is 2% per year. Interest is due and payable at the end of each Policy year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the Outstanding Loan.

     LOAN ACCOUNT. You may direct us to take an amount equal to the loan proceeds and any amount attributed to unpaid interest from any subaccount or from the Guaranteed Account. Otherwise, we will withdraw this amount from each subaccount on a pro rata basis. We transfer this amount to the Loan Account in the Guaranteed Account.

     When a loan is repaid, an amount equal to the repayment will be transferred from the Loan Account to the subaccounts and Guaranteed Account in accordance with your allocation percentages in effect at the time of repayment.

     EFFECT OF A LOAN. A loan, whether or not repaid, will have a permanent effect on the Life Insurance Proceeds and Account Value because the investment results of the subaccounts and current interest rates credited in the Guaranteed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater this effect is likely to be. Depending on the investment results of the subaccounts or credited interest rates for the Guaranteed Account while the loan is outstanding, the effect could be favorable or unfavorable.

     In addition, loans from modified endowment contracts may be treated for tax purposes as distributions of income.

     If the Life Insurance Proceeds become payable while a loan is outstanding, the Outstanding Loan will be deducted in calculating the Life Insurance Proceeds.

     If the Outstanding Loan exceeds the Cash Surrender Value on any Monthly Anniversary, the Policy will be in default. We will send you, and any assignee of record, notice of the default. You will have a 61-day Grace Period to submit a sufficient payment to avoid termination. The notice will specify the amount that must be repaid to prevent termination.

     OUTSTANDING LOAN. The Outstanding Loan on a Valuation Date equals:

    . All loans that have not been repaid (including past due unpaid interest added to the loan), plus

    .     accrued interest not yet due.

     LOAN REPAYMENT. You may repay all or part of your Outstanding Loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to our Administrative Center and will be credited as of the date received.

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

MATURITY OF YOUR POLICY

     If the Insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the Net Cash Surrender Value of the Policy, and the Policy will end.

TAX CONSIDERATIONS

     Please refer to "Federal Income Tax Considerations" on page 48 for information about the possible tax consequences to you when you receive any loan, surrender, maturity benefit or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                POLICY PAYMENTS

PAYMENT OPTIONS

     The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy, such as on a surrender or death, other than in a lump sum. Any agent authorized to sell this Policy can explain these options upon request.

     CHANGE OF PAYMENT OPTION. You may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

     TAX IMPACT. If a payment option is chosen, the Policy Owner or the Beneficiary may have tax consequences. The Policy Owner or the Beneficiary should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

THE BENEFICIARY

     You name your Beneficiary when you apply for a Policy. The Beneficiary is entitled to the insurance benefits of the Policy. You may change the Beneficiary during the lifetime of the Insured person unless your previous designation of Beneficiary provides otherwise. In this case the previous Beneficiary must give us permission to change the Beneficiary and then we will accept your instructions. A new Beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no Beneficiary is living when the Insured person dies, we will pay the insurance proceeds to the Owner or the Owner's estate.

ASSIGNMENT OF A POLICY

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary, you should consult a qualified tax adviser before making an assignment.

PAYMENT OF PROCEEDS

     GENERAL. We will pay any death benefit, maturity benefit, Net Cash Surrender Value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the Insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     DELAY OF GUARANTEED ACCOUNT OPTION PROCEEDS. We have the right, however, to defer payment or transfers of amounts out of our Guaranteed Account option for up to six months. We will allow interest, at a rate of at least 4% a year, on any Net Cash Surrender Value payment derived from Our Guaranteed Account that We defer for 10 days or more after We receive a request for it.

     DELAY FOR CHECK CLEARANCE. We reserve the right to defer payment of that portion of your Account Value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     DELAY OF SEPARATE ACCOUNT PROCEEDS. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your Account Value that is allocated to the Separate Account, if:

     .     the NYSE is closed other than weekend and holiday closings;

     .     trading on the NYSE is restricted;

     . an emergency exists as determined by the SEC or other appropriate regulatory authority such that disposal of securities or determination of the Account Value is not reasonably practicable;

     .     the SEC by order so permits for the protection of investors; or

     . we are on notice that this policy is the subject of a court proceeding, an arbitration, a regulatory matter or other legal action.

     Transfers and allocations of Account Value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the Insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in Face Amount) after the change has been in effect for two years during the Insured person's lifetime.

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

     DELAY REQUIRED UNDER APPLICABLE LAW. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                        ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your Account Value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the Account Value in an investment option is below $500 for any other reason;

     . replace the underlying Fund that any investment option uses with another fund, subject to SEC and other required regulatory approvals;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

     . operate Separate Account under the direction of a committee or discharge such a committee at any time;

     . operate Separate Account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any Net Cash Surrender Value, death benefit, Account Value, or other accrued rights or benefits.

        VARIATIONS IN POLICY OR INVESTMENT OPTION TERMS AND CONDITIONS

     We have the right to make some variations in the terms and conditions of a Policy or its investment options. Any variations will be made only in accordance with uniform rules that we establish. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy Owner approval and SEC and other regulatory approvals. Here are some of the potential variations:

     UNDERWRITING AND PREMIUM CLASSES. See, "Rate Classes for Insureds" on page 42.

     POLICIES PURCHASED THROUGH "INTERNAL ROLLOVERS." We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     STATE LAW REQUIREMENTS. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

     EXPENSES OR RISKS. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

     UNDERLYING INVESTMENTS. You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using.

                           CHARGES UNDER THE POLICY

     Periodically, we will deduct expenses related to your Policy. We will deduct these:

     .     from premium, Account Value and from subaccount assets; and

     .     upon certain transactions.

     The amount of these expenses are described in your Policy as either guaranteed or current. We will never charge more than the guaranteed amount. We may in our discretion deduct on a current basis less than the guaranteed amount.

DEDUCTIONS FROM PREMIUM

     We may deduct a sales charge from each premium to cover costs associated with the issuance of the Policy as well as administrative services we perform. This charge will never exceed 9% of the premium.

     The sales charge partially compensates us for the expense of selling and distributing the Policy, printing prospectuses, preparing sales literature and paying for other promotional activities. Some of these expenses or other administrative expenses may be assumed by an employer or group sponsor under some employer-owned, trust-owned, or sponsored arrangements. If so, in our sole discretion, we may offer the Policy with no sales charge or a reduced sales charge.

     We may deduct a charge for taxes as an explicit percentage of premium based upon state and local tax rates within the Insured's state of residence. We may also deduct a charge for federal deferred acquisition cost ("DAC") taxes as an explicit percentage of premium at a rate not to exceed 1% of premium.

     In place of the lump sum deductions described above for sales charges and taxes, we may offer optional methods of payment at the time you apply for a Policy.

     MONTHLY DEDUCTION FROM ACCOUNT VALUE. On the Policy Date and each Monthly Anniversary thereafter, we make a deduction from the Account Value. The amount deducted on the Issue Date is for the Policy Date and any Monthly Anniversaries that have elapsed since the Policy Date. For this purpose, the Policy Date is treated as a Monthly Anniversary.

     We will deduct charges on each Monthly Anniversary for:

     .     the administration of your Policy;

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

     .     the cost of insurance for your Policy; and

     .     the cost associated with mortality and expense risks.

     ADMINISTRATIVE CHARGE. This charge compensates us for administrative expenses associated with the Policy. These expenses relate to premium billing and collection, record keeping, processing claims, loans, Policy changes, reporting and overhead costs, processing applications, establishing Policy records, and sending regulatory mailings and responding to Policy Owners' requests. This charge will be no more than $10 per month for all Policy years. We may reduce this charge. The current charge is $7.00 per month. There may be an additional monthly administrative charge during the first Policy year and the 12 months after an increase in Face Amount per Insured. This additional charge will not exceed $25 a month per Insured.

     COST OF INSURANCE CHARGE. This charge compensates us for providing insurance coverage. The charge depends on a number of factors, such as Attained Age, sex and rate class of the Insured, and therefore will vary from Policy to Policy and from month to month. For any Policy the cost of insurance on a Monthly Anniversary is calculated by multiplying the cost of insurance rate for the Insured by the Net Amount at Risk under the Policy on that Monthly Anniversary.

DEDUCTIONS AND MONEY MARKET SUBACCOUNT

During periods of low short-term interest rates, and in part due to deductions that are assessed as frequently as daily, the yield of the Money Market subaccount may become extremely low and possibly negative. If the daily dividends paid by the underlying Fund for the Money Market subaccount are less than the deductions, the Money Market subaccount's unit value will decrease. In the case of negative yields, your accumulation value in the Money Market subaccount will lose value.

NET AMOUNT AT RISK

     The Net Amount at Risk is calculated as (a) minus (b) where:

     (a) is the current death benefit at the beginning of the Policy month divided by 1.0032737; and

     (b)  is the current total Account Value.

     However, if the death benefit is a percentage of the Account Value of the Policy, then the Net Amount at Risk is the death benefit minus the amount in the Account Value of the Policy at that time.

     RATE CLASSES FOR INSUREDS. We currently rate Insureds in one of following basic rate classifications based on our underwriting:

     .     nonsmoker

     .     smoker

     .     substandard for those involving a higher mortality risk

     At our discretion we may offer this Policy on a guaranteed issue basis.

     We place the Insured in a rate class when we issue the Policy based on our underwriting determination. This original rate class applies to the initial Face Amount. When an increase in Face

Amount is requested, we conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has a lower guaranteed cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the initial Face Amount. If the rate class for the increase has a higher guaranteed cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the initial Face Amount.

     If there have been increases in the Face Amount, we may use different cost of insurance rates for the increased portions of the Face Amount. For purposes of calculating the cost of insurance charge after the Face Amount has been increased, the Account Value will be applied to the initial Face Amount first and then to any subsequent increases in Face Amount. If at the time an increase is requested, the Account Value exceeds the initial Face Amount (or any subsequently increased Face Amount) divided by 1.0032737, the excess will then be applied to the subsequent increase in Face Amount in the sequence of the increases.

     In order to maintain the Policy in compliance with Section 7702 of the Code, under certain circumstances an increase in Account Value will cause an automatic increase in the Life Insurance Proceeds. The Attained Age and rate class for such increase will be the same as that used for the most recent increase in Face Amount (that has not been eliminated through a subsequent decrease in Face Amount).

     The guaranteed cost of insurance charges at any given time for a substandard Policy with flat extra charges will be based on the guaranteed maximum cost of insurance rate for the Policy (including table rating multiples, if applicable), the current Net Amount at Risk at the time the deduction is made, plus the actual dollar amount of the flat extra charge.

     Our current cost of insurance rates may be less than the guaranteed rates. Our current cost of insurance rates will be determined based on our expectations as to future mortality and persistency experience. These rates may change from time to time. In our discretion, the current charge may be increased in any amount up to the maximum guaranteed charge shown in the table.

     Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker rate class are generally lower than rates for an Insured of the same age and sex in a smoker rate class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker rate class are generally lower than rates for an Insured of the same age and sex and smoking status in a substandard rate class.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS-

     Mortality tables for the Policy generally distinguish between males and females. Thus, premiums and benefits under the Policy covering males and females of the same age will generally differ.

     We will, however, issue the Policy based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisers to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

DEDUCTION FROM SEPARATE ACCOUNT ASSETS

     Mortality and Expense Risk Charge. We deduct a mortality and expense risk fee from your Account Value in the subaccounts for assuming certain mortality and expense risks under the Policy.

This charge does not apply to the amounts you allocate to the Guaranteed Account. The current charge is at an annual effective rate of 0.65% of net assets for Policy years one through four, 0.20% for years five through twenty, and 0.15% thereafter. The guaranteed charge is at an annual effective rate of 1.00% of Separate Account assets. Although, we may increase or decrease the charge at our sole discretion, it is guaranteed not to exceed an annual effective rate of 1.00% of your Account Value in the subaccounts for the duration of your Policy.

     The mortality risk we assume is that the Insured under a Policy may die sooner than anticipated, and therefore we will pay an aggregate amount of Life Insurance Proceeds greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering all policies and the Separate Account will exceed the amounts realized from the administrative charges assessed against all policies. AGL receives this charge to pay for these mortality and expense risks.

DEDUCTIONS UPON POLICY TRANSACTIONS

     TRANSFER CHARGE. We will charge a $25 transfer charge on any transfer of Account Value among the subaccounts and the Guaranteed Account in excess of the 12 free transfers permitted each Policy year. If the charge is imposed, we will deduct it from the amount requested to be transferred before allocation to the new subaccount(s) and shown in the confirmation of the transaction. AGL receives this charge to help pay for the expense of making the requested transfer.

     SURRENDER CHARGE. If the Policy is surrendered or there is a decrease in Face Amount during the first 14 Policy years, we may deduct a surrender charge based on the initial Face Amount. If a Policy is surrendered or there is a decrease in Face Amount within 14 years after an increase in Face Amount, we will deduct a surrender charge based on the increase in Face Amount. The surrender charge will be deducted before any surrender proceeds are paid. AGL receives this charge to help recover sales expenses.

     SURRENDER CHARGE CALCULATION. In general, the surrender charge is based on the premiums you pay. The Surrender Charge will be no greater than the product of (a) times (b) times (c) where:

     (a)  is equal to the Face Amount divided by $1,000;

     (b) is equal to a surrender charge factor per $1,000 based on the Insured's age, sex and underwriting class; and

     (c) is a factor based on the Policy year when the surrender occurs as described in the following table:

              POLICY YEAR               FACTOR
              -----------               ------
                  1                      100%
                  2                      100%
                  3                      100%
                  4                      100%
                  5                      100%
                  6                       90%
                  7                       80%
                  8                       70%
                  9                       60%
                 10                       50%
                 11                       40%
                 12                       30%
                 13                       20%
                 14                       10%
                 15+                       0%

     A table of the maximum initial surrender charge factors per $1,000 of Face Amount is shown in Appendix A. We reserve the right to charge less than the maximum amount, no amount at all, or even a negative amount which would have the effect of increasing the Policy's Cash Surrender Value.

     SURRENDER CHARGE BASED ON AN INCREASE OR DECREASE IN FACE AMOUNT. An increase in Face Amount of the Policy may result in an additional surrender charge during the 14 Policy years immediately following the increase. The additional surrender charge period will begin on the effective date of the increase. If the Face Amount of the Policy is reduced before the end of the 14th Policy year or within 14 years immediately following a Face Amount increase, we may also deduct a pro rata share of any applicable surrender charge from your Account Value. Reductions will first be applied against the most recent increase in the Face Amount of the Policy. They will then be applied to prior increases in Face Amount of the Policy in the reverse order in which such increases took place, and then to the initial Face Amount of the Policy.

     PARTIAL SURRENDER CHARGE. We may deduct a partial surrender charge:

     .    upon a partial surrender; and

     .    if you decrease your Policy's Face Amount.

     We deduct the partial surrender charge from the subaccounts or the Guaranteed Account in the same proportion as we deduct the amounts for your partial surrender.

     PARTIAL SURRENDER CHARGE DUE TO DECREASE IN FACE AMOUNT. We deduct an amount equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the Policy prior to the decrease).

     PARTIAL SURRENDER PROCESSING FEE. We reserve the right to deduct an administrative processing fee upon a partial surrender of up to $25 or 2% of amount surrendered, whichever is less in order to help pay for the expense of making a partial surrender. The current charge is $0.

     DISCOUNT PURCHASE PROGRAMS. The amount of the surrender charge and other charges under the Policy may be reduced or eliminated when sales of the Policy are made to individuals or to groups of individuals in a manner that in our opinion results in expense savings. For purchases made by our officers, directors and employees, those of an affiliate, or any individual, firm, or a company that has executed the necessary agreements to sell the Policy, and members of the immediate families of such officers, directors, and employees, we may reduce or eliminate the surrender charge. Any variation in charges under the Policy, including the surrender charge, administrative charge or mortality and expense risk charge, will reflect differences in costs or services and will not be unfairly discriminatory.

                            OTHER POLICY PROVISIONS

RIGHT TO EXCHANGE

     You may exchange this Policy to a flexible premium fixed benefit life insurance Policy on the life of the Insured without evidence of insurability. This exchange may be made:

     .     within 24 months after the Issue Date while the Policy is in force;
           or

     .     within 24 months of any increase in Face Amount of the Policy; or

     . within 60 days of the effective date of a material change in the investment Policy of a subaccount, or within 60 days of the notification of such change, if later. In the event of such a change, we will notify you and give you information on the options available.

     When an exchange is requested, we accomplish the exchange by transferring all of the Account Value to the Guaranteed Account. There is no charge for this transfer. Once this option is exercised, the entire Account Value must remain in the Guaranteed Account for the remaining life of the new Policy. The Face Amount in effect at the time of the exchange will remain unchanged. The effective date, Issue Date and issue age of the Insured will remain unchanged. The Owner and Beneficiary are the same as were recorded immediately before the exchange.

MORE ABOUT POLICY CHARGES

     PURPOSE OF OUR CHARGES. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that Insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the Insured person dies.

     GENERAL. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     AGL may also make available to Policy Owners other universal life insurance policies with different features and different charges. Please ask your AGL representative about our other policies.

ACCOUNT VALUE

     YOUR ACCOUNT VALUE. From each premium payment you make, we deduct the charges that we describe on page 41 under "Deductions from Premium." We invest the rest in one or more of the available investment options listed on page 19 of this prospectus, as well as the Guaranteed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "Account Value."

     YOUR INVESTMENT OPTIONS. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 41 under "Charges Under the Policy."

     You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative, from our Home Office or from the Administrative Center (both locations and the telephone numbers are shown under "Contact Information" on page 5 of this prospectus).

     THE GUARANTEED ACCOUNT. The Guaranteed Account is an account within the general account of the company. Our general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

     We have not registered interests in the Guaranteed Account under the Securities Act of 1933 or as an investment company under the Investment Company Act of 1940.

     The staff of the SEC has not reviewed our disclosure on the Guaranteed Account. Our disclosure regarding the Guaranteed Account must comply with generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

                        POLICY LAPSE AND REINSTATEMENT

REINSTATEMENT

     If the Policy has ended without value, you may reinstate Policy benefits while the Insured is alive if you:

     . Request reinstatement of Policy benefits within three years (unless otherwise specified by state law) from the end of the Grace Period;

     .    Provide evidence of insurability satisfactory to us;

     . Make a payment of an amount sufficient to cover (i) the total monthly administrative charges from the beginning of the Grace Period to the effective date of reinstatement; (ii) total monthly deductions for three months, calculated from the effective date of reinstatement; and (iii) the premium expense charge and any increase in surrender charges associated with this payment. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against your Account Value; and

     . Repay or reinstate any loan which existed on the date the Policy ended.

     The effective date of the reinstatement of Policy benefits will be the next Monthly Anniversary which coincides with or next follows the date we approve your request. From the required payment we will deduct the premium expenses. The Account Value, loan and surrender charges that will apply upon reinstatement will be those that were in effect on the date the Policy lapsed.

     We will start to make monthly deductions again as of the effective date of reinstatement. The monthly expense charge from the beginning of the Grace Period to the effective date of reinstatement will be deducted from the Account Value as of the effective date of reinstatement. No other charges will accrue for this period.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the current federal income tax law that applies to life insurance in general. This summary does not cover all situations. This summary is based upon our understanding of the current federal income tax laws and current interpretations by the Internal Revenue Service. We cannot predict whether the Internal Revenue Code (the "Code") will change. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

TAX STATUS OF THE POLICY

     A Policy has certain tax advantages when it is treated as a "life insurance contract" under the Code. We believe that the Policy meets the definition of a life insurance contract under Section 7702 of the Code at issue. You bear the risk that the Policy may not meet the definition of a life insurance contract. You should consult your own tax adviser to discuss these risks.

AGL

     We are taxed as a life insurance company under the Code. For federal tax purposes, the Separate Account and its operations are considered to be part of our operations and are not taxed separately.

DIVERSIFICATION AND INVESTOR CONTROL

     Under Section 817(h) of the code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account II, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we have entered into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department issued only limited guidance describing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account II may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account II, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account II. However, we reserve the right to make changes that we deem necessary to insure that the Policy qualifies as a life insurance contract.

TAX TREATMENT OF THE POLICY

     Section 7702 of the Code sets forth a detailed definition of a life insurance contract for federal tax purposes. The Treasury Department has not issued final regulations so that the extent of the official guidance as to how
Section 7702 is to be applied is quite limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, that Policy would not qualify for the favorable tax treatment normally provided to a life insurance contract.

     With respect to a Policy issued on the basis of a standard rate class, we believe that such a Policy should meet the Section 7702 definition of a life insurance contract.

     With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is less certainty, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the definition of a life insurance contract set forth in Section 7702. Thus, it is not clear that such a Policy would satisfy Section 7702, particularly if you pay the full amount of premiums permitted under the Policy.

     If subsequent guidance issued under Section 7702 leads us to conclude that a Policy does not (or may not) satisfy Section 7702, we will take appropriate and necessary steps for the purpose of bringing the Policy into compliance, but we can give no assurance that it will be possible to achieve that result. We expressly reserve the right to restrict Policy transactions if we determine such action to be necessary to qualify the Policy as a life insurance contract under Section 7702.

   As of January 1, 2009 all new life insurance policies are required to use the updated 2001 CSO tables for Internal Revenue Code 7702 and 7702A compliance. If NO material non-contractual changes are made to the Policy, the maximum guaranteed cost of insurance rates for this policy will remain based on the 1980 Commissioners' Standard Ordinary mortality and morbidity tables.

TAX TREATMENT OF POLICY BENEFITS IN GENERAL

     This discussion assumes that each Policy will qualify as a life insurance contract for federal income tax purposes under Section 7702. The Life Insurance Proceeds under the Policy should generally be excluded from the taxable gross income of the Beneficiary. In addition, the increases in a Policy's Account Value should not be taxed until there has been a distribution from the Policy such as a surrender, partial surrender or lapse with loan.

PRE-DEATH DISTRIBUTION-

     The tax treatment of any distribution you receive before the Insured's death depends on whether the Policy is classified as a modified endowment contract.

POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

     . If you surrender the Policy or allow it to lapse, you will not be taxed except to the extent the amount you receive is in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the Net Cash Surrender Value used to repay Policy debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

     . Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Policy less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Policy years, all or a portion of a withdrawal may be taxed if the cash value exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

     . Loans you take against the Policy are ordinarily treated as debt and are not considered distributions subject to tax.

MODIFIED ENDOWMENT CONTRACTS

     . The rules change if the Policy is classified as a modified endowment contract ("MEC"). The Policy could be classified as a MEC if premiums substantially in excess of scheduled premiums are paid or a decrease in the Face Amount of insurance is made. An increase in the Face Amount of insurance may also cause the Policy to be classified as a MEC. The rules on whether a Policy will be treated as a MEC are very complex and cannot be fully described in this summary. You should consult a qualified tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC. We will monitor your Policy and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a MEC.

     . If the Policy is classified as a MEC, then amounts you receive under the Policy before the Insured's death, including loans and withdrawals, are included in income to the extent that the cash value before surrender charges exceeds the premiums paid for the Policy, increased by the amount of any loans previously included in income, and reduced by any untaxed amounts previously received other than the amount of any loans excludable from income. An assignment of a MEC is taxable in the same way. These rules also apply to pre-death distributions, including loans, made during the two-year period before the time that the Policy became a MEC.

     . Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10% unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to the Policies owned by businesses.

     . All MECs issued by us to you during the same calendar year are treated as a single Policy for purposes of applying these rules.

INTEREST ON LOANS

     Except in special circumstances, interest paid on a loan under a Policy which is owned by an individual is treated as personal interest under the Code and thus will not be tax deductible. In addition, the deduction of interest that is incurred on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or who is financially interested in the business carried on by that taxpayer may also be subject to certain restrictions set forth in Section 264 of the Code. Before taking a loan, you should consult a tax adviser as to the tax consequences of such a loan. (Also Section 264 of the Code may preclude business owners from deducting premium payments.)

POLICY EXCHANGES AND MODIFICATIONS

     Depending on the circumstances, the exchange of a Policy, a change in the death benefit option, a loan, a partial surrender, a surrender, a change in ownership, or an assignment of the Policy may have adverse federal income tax consequences. In addition, the federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds will depend on the circumstances of each Owner or Beneficiary. You should consult your own competent, professional tax advisor if you have any questions.

WITHHOLDING

     We are required to withhold federal income taxes on the taxable portion of any amounts received under the Policy unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number on the appropriate forms. Special withholding rules apply to payments made to non-resident aliens.

     You are liable for payment of federal income taxes on the taxable portion of any amounts received under the Policy. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

CONTRACTS ISSUED IN CONNECTION WITH TAX QUALIFIED PENSION PLANS

     Prior to purchase of a Policy in connection with a qualified plan, you should examine the applicable tax rules relating to such plans and life insurance thereunder in consultation with a qualified tax adviser.

POSSIBLE CHARGE FOR AGL'S TAXES

     At the present time, we do not deduct any charges for any federal, state, or local income taxes. However, we do currently deduct charges for state and federal premium based taxes and the federal DAC tax. We reserve the right in the future to deduct a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Separate Account or to the Policy.

                               LEGAL PROCEEDINGS

     The Company has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, the Company, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to the Company or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. The Company is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.

     Although the Company has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. The Company believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.

     In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.

     In addition, the Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.

     There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.

                            REGISTRATION STATEMENTS

     Registration statements under the Securities Act of 1933, as amended, related to the Policies offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, AGL and its general account, the variable investment options and the Policy, please refer to the registration statements and exhibits.

                      INDEX OF SPECIAL WORDS AND PHRASES

We have capitalized some special terms we use in this document. We have defined these terms here.

ACCOUNT VALUE. The total amount in the Separate Account and Guaranteed Account attributable to your Policy.

ADMINISTRATIVE CENTER. 405 King Street, 4th Floor, Wilmington, Delaware 19801.

ATTAINED AGE. The Insured's age as of the Policy Date plus the number of completed Policy years since the Policy Date.

BENEFICIARY. The person(s) who is entitled to the Life Insurance Proceeds under the Policy.

CASH SURRENDER VALUE. Account Value less any applicable surrender charge that would be deducted upon surrender.

CODE. The Internal Revenue Code of 1986, as amended.

FACE AMOUNT. The amount of insurance specified by the Owner and the base for calculating the death benefit.

GRACE PERIOD. The period of time beginning on a Monthly Anniversary during which the Policy will continue in force even though your Net Cash Surrender Value is less than the total monthly deduction then due.

GUARANTEED ACCOUNT. An account within the general account which consists of all of our assets other than the assets of the Separate Account and any of our other separate investment accounts.

INSURED. A person whose life is covered under the Policy. At the time of application, the Insured must be 70 years of age or younger, unless we agree otherwise.

ISSUE DATE. The date the Policy is actually issued. It may be later than the Policy Date.

LIFE INSURANCE PROCEEDS. The amount payable to a Beneficiary if the Insured dies while coverage under the Policy is in force.

LOAN ACCOUNT. The portion of the Account Value held in the Guaranteed Account as collateral for loans.

MONTHLY ANNIVERSARY. The same day as the Policy Date for each succeeding month. If the day of the Monthly Anniversary is the 29th, 30th, or 31st and a month has no such day, the Monthly Anniversary is deemed to be the last day of that month.

NET CASH SURRENDER VALUE. The Cash Surrender Value less any Outstanding Loan.

NET PREMIUM. Any premium paid less any expense charges deducted from the premium payment.

OUTSTANDING LOAN. The total amount of Policy loans, including both principal and accrued interest.

OWNER. The person who purchased the Policy as shown in the application, unless later changed.

POLICY DATE. The date as of which we have received the initial premium and an application in good order. If a Policy is issued, life insurance coverage is effective as of the Policy Date.

VALUATION DATE. Each day the New York Stock Exchange is open for trading.

VALUATION PERIOD. A period commencing with the close of trading on the New York Stock Exchange (generally 4 p.m., Eastern time) on any Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

SEPARATE ACCOUNT. Separate Account II, a separate investment account of ours.

                                  APPENDIX A

                       MAXIMUM INITIAL SURRENDER CHARGE
                  PER $1,000 OF INITIAL SPECIFIED FACE AMOUNT

ISSUE AGE              SEX  SMOKER STATUS SURRENDER CHARGE
---------             ----  ------------- ----------------
   25                 Male    Nonsmoker        $16.00
   35                 Male    Nonsmoker         20.00
   45                 Male    Nonsmoker         26.00
   55                 Male    Nonsmoker         38.00
   65                 Male    Nonsmoker         46.00
   75                 Male    Nonsmoker         44.00
   25                 Male     Smoker           18.00
   35                 Male     Smoker           23.00
   45                 Male     Smoker           32.00
   55                 Male     Smoker           48.00
   65                 Male     Smoker           47.00
   75                 Male     Smoker           46.00
   25                Female   Nonsmoker         14.00
   35                Female   Nonsmoker         18.00
   45                Female   Nonsmoker         23.00
   55                Female   Nonsmoker         33.00
   65                Female   Nonsmoker         45.00
   75                Female   Nonsmoker         44.00
   25                Female    Smoker           16.00
   35                Female    Smoker           20.00
   45                Female    Smoker           26.00
   55                Female    Smoker           37.00
   65                Female    Smoker           46.00
   75                Female    Smoker           44.00

                   THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

                                                          AGLC105775 Rev 03/2012
AMERICAN GENERAL
Life Companies





FACTS     WHAT DOES AMERICAN GENERAL LIFE COMPANIES DO WITH YOUR PERSONAL
          INFORMATION?

WHY? Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

WHAT? The types of personal information we collect and share depend on the product or service you have with us. This information can include:
          . Social Security number and Medical Information
          . Income and Credit History
          . Payment History and Employment Information
          When you are NO LONGER our customer, we continue to share your information as described in this notice.

HOW? All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons American General Life Companies chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information          Does American General    Can you limit
                                                        Life Companies share?    this sharing?
------------------------------------------------------------------------------------------------
FOR OUR EVERYDAY BUSINESS PURPOSES-- such as to
process your transactions, maintain your account(s),
respond to court orders and legal investigations, or             Yes                   No
report to credit bureaus
------------------------------------------------------------------------------------------------

FOR OUR MARKETING PURPOSES-- to offer our products
and services to you                                              Yes                   No

------------------------------------------------------------------------------------------------

FOR JOINT MARKETING WITH OTHER FINANCIAL COMPANIES               Yes                   No
------------------------------------------------------------------------------------------------

FOR OUR AFFILIATES' EVERYDAY BUSINESS PURPOSES--
information about your transactions and experiences              No              We don't share
------------------------------------------------------------------------------------------------

FOR OUR AFFILIATES' EVERYDAY BUSINESS PURPOSES--
information about your creditworthiness                          No              We don't share
------------------------------------------------------------------------------------------------

FOR NONAFFILIATES TO MARKET TO YOU                               No              We don't share
------------------------------------------------------------------------------------------------
     QUESTIONS?     CALL 800-231-3655 OR GO TO WWW.AMERICANGENERAL.COM

                   THIS DOCUMENT IS NOT PART OF ANY PROSPECTUS

                                                          AGLC105775 Rev 03/2012
AMERICAN GENERAL
Life Companies

--------------------------------------------------------------------------------
WHO WE ARE
--------------------------------------------------------------------------------

WHO IS PROVIDING THIS NOTICE?    All American General Life Companies
                                 [a complete list is described below]
--------------------------------------------------------------------------------
WHAT WE DO
--------------------------------------------------------------------------------

HOW DOES AMERICAN GENERAL       To protect your personal information from
LIFE COMPANIES PROTECT MY       unauthorized access and use, we use security
PERSONAL INFORMATION?           measures that comply with federal law. These
                                measures include computer safeguards and secured
                                files and buildings. We restrict access to
                                employees, representatives, agents, or selected
                                third parties who have been trained to handle
                                nonpublic personal information.
--------------------------------------------------------------------------------

HOW DOES AMERICAN GENERAL       We collect your personal information, for
                                example, when you

LIFE COMPANIES COLLECT MY       . apply for insurance or pay insurance premiums
PERSONAL INFORMATION?           . file an insurance claim or give us your
                                income information
                                . provide employment information

                                We also collect your personal information from others, such as credit bureaus, affiliates, or other companies.
--------------------------------------------------------------------------------

WHY CAN'T I LIMIT ALL SHARING?  Federal law gives you the right to limit only

                                . sharing for affiliates' everyday business purposes--information about your creditworthiness
                                . affiliates from using your information to
                                  market to you
                                . sharing for nonaffiliates to market to you

                                State laws and individual companies may give you additional rights to limit sharing.

--------------------------------------------------------------------------------
DEFINITIONS
--------------------------------------------------------------------------------

AFFILIATES                      Companies related by common ownership or
                                control. They can be financial and nonfinancial companies.

                                . OUR AFFILIATES INCLUDE THE MEMBER COMPANIES OF AMERICAN INTERNATIONAL GROUP, INC.

NONAFFILIATES                   Companies not related by common ownership or
                                control. They can be financial and nonfinancial companies.

                                . AMERICAN GENERAL LIFE COMPANIES DOES NOT SHARE WITH NONAFFILIATES SO THEY CAN MARKET TO YOU.

JOINT MARKETING                 A formal agreement between nonaffiliated
                                financial companies that together market financial products or services to you.

                                . OUR JOINT MARKETING PARTNERS INCLUDE COMPANIES WITH WHICH WE JOINTLY OFFER INSURANCE PRODUCTS, SUCH AS A BANK.
--------------------------------------------------------------------------------
OTHER IMPORTANT INFORMATION
--------------------------------------------------------------------------------

This Privacy Notice is provided on behalf of the following companies: AGC Life Insurance Company, AIG Life of Bermuda, Ltd., American General Assurance
Company,   American  General  Equity  Services  Corporation,   American  General
Indemnity Company, American General Life and Accident Insurance Company, American General Life Insurance Company, American General Property Insurance Company, Delaware American Life Insurance Company, The United States Life Insurance Company in the City of New York, American General Life Insurance Company of Delaware.

[GRAPHIC]

For additional information about the Executive Advantage(R) Policies and the Separate Account, you may request a copy of the Statement of Additional Information (the "SAI"), dated January 2, 2012. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at 405 King Street, 4th Floor, Wilmington, Delaware 19801 or call us at 1-302-575-5245. You may also obtain the SAI from your AGL representative through which the Policies may be purchased. Additional information about the Executive Advantage Policies, including personalized illustrations of death benefits, cash surrender values, and account values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy Owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Office of Investor Education and Advocacy in Washington, D.C. Inquiries on the operations of the Office of Investor Education and Advocacy may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the SEC, 100 F Street N.E., Washington, D.C. 20549.

Policies issued by:
AMERICAN GENERAL LIFE INSURANCE COMPANY
2727-A Allen Parkway, Houston, Texas 77019

EXECUTIVE ADVANTAGE GROUP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
Policy Form Number      11GVULD997 (sex distinct)
Endorsement Form Number 13GVUL08 (sex distinct)
Merger Endorsement Form Number L8204

Not available in the state of New York

DISTRIBUTED BY AMERICAN GENERAL EQUITY SERVICES CORPORATION
Member FINRA

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company ("AGL") are its responsibility. AGL is responsible for its own financial condition and contractual obligations. American General Life Companies, www.americangeneral.com, is the marketing name for a group of affiliated domestic life insurers, including AGL. AGL does not solicit business in the state of New York. The Policies are not available in all states.

(C) 2013. All rights reserved.                           ICA File No. 811-04867

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT II

                            EXECUTIVE ADVANTAGE(R)

           GROUP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                                   POLICIES

                                   ISSUED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

           405 KING STREET, 4/TH/ FLOOR, WILMINGTON, DELAWARE 19801

                           TELEPHONE: 1-302-575-5245

                      STATEMENT OF ADDITIONAL INFORMATION

                             DATED JANUARY 2, 2013

   This Statement of Additional Information ("SAI") is not a prospectus. It should read in conjunction with the prospectus for American General Life Insurance Company Separate Account II (the "Separate Account" or "Separate Account II") dated January 2, 2013, describing the Executive Advantage group flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The description of the Policy or Policies in the related prospectus is fully applicable to your certificate and the use of the word "Policy" or "Policies" in this SAI includes such certificate. The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact American General Life Insurance Company ("AGL" or "Company") at the address or telephone number given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                               TABLE OF CONTENTS

GENERAL INFORMATION................................................... 3

   AGL................................................................ 3
   Separate Account II................................................ 3
   National Union Fire Insurance Company of Pittsburgh, Pa............ 4

SERVICES.............................................................. 4

DISTRIBUTION OF THE POLICIES.......................................... 4

PERFORMANCE INFORMATION............................................... 6

ADDITIONAL INFORMATION ABOUT THE POLICIES............................. 6

       Gender neutral policies........................................ 6
       Cost of insurance rates........................................ 6
       Special purchase plans......................................... 7
       Underwriting procedures and cost of insurance charges.......... 7
       Certain arrangements........................................... 7
   Guaranteed Investment Option....................................... 7
   Adjustments to Death Benefit....................................... 8
       Suicide........................................................ 8
       Wrong age or gender............................................ 8
       Death during grace period...................................... 8

ACTUARIAL EXPERT...................................................... 8

MATERIAL CONFLICTS.................................................... 8

FINANCIAL STATEMENTS.................................................. 9

                              GENERAL INFORMATION

AGL

   We are American General Life Insurance Company ("AGL "). AGL is a stock life insurance company organized under the laws of the State of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

   AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

   American General Life Companies, www.americangeneral.com, is the marketing name for a group of affiliated domestic life insurers, including AGL. The commitments under the Contracts are AGL's, and AIG has no legal obligation to back those commitments.

   On December 31, 2012, American General Life Insurance Company of Delaware ("AGLD"), an affiliate of AGL, merged with and into AGL. Prior to this date, the Policies were issued by AGLD.

SEPARATE ACCOUNT II

   We hold the Fund shares in which any of your accumulation value is invested in Separate Account II. Separate Account II is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. Prior to December 31, 3012, Separate Account II ("Separate Account") was a separate account of AGLD, created on June 5, 1986. On
December 31, 2012, and in conjunction with the merger of AGL and AGLD, the Separate Account was transferred to and became a separate account of AGL under Texas law.

   For record keeping and financial reporting purposes, Separate Account II is divided into 91 separate "divisions," 36 of which are available under the Policies offered by the Policy prospectus as variable "investment options." Eight of these 36 divisions and the remaining 55 divisions are offered under other AGL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

   The assets in Separate Account II are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

   All references in this SAI to National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") apply only to Policies with a date of issue prior to December 29, 2006 at 4:00 p.m. Eastern time.

   National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18/th/ Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union is an indirect wholly-owned subsidiary of AIG and an affiliate of AGL.

                                   SERVICES

   AGL and AIG are parties to a service and expense agreement. Under the service and expense agreement, AIG may provide services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2011, 2010 and 2009, AGL paid AIG for these services $0, $1,310,085 and $1,201,564, respectively.

   AGL and American General Life Companies, LLC ("AGLC") were previously parties to a services agreement. AGL and AGLC (prior to its merger) are both wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC was a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address was 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provided shared services to AGL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2011, 2010 and 2009, AGL paid AGLC for these services $71,358,073, $65,099,382 and $60,892,128, respectively.

   AGLC was merged into American General Life Insurance Company ("AGL") at the end of 2011. AGL now provides all services to AGL previously provided by AGLC.

We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                         DISTRIBUTION OF THE POLICIES

   American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and an affiliate of AGL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and AGL. AGESC also acts as principal underwriter for AGL's other separate accounts and for the separate accounts of certain AGL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

   The Policies are offered on a continuous basis.

   We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

   Commissions may be paid based on premiums paid for Policies sold. Other expense reimbursements, allowances, and overrides may also be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation. Additional payments may be made for administrative or other services not directly related to the sale of the Policies.

   We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

   . 24% of premiums paid in the first Policy year up to the Target Premium and 4% of premiums in excess of the Target Premium;

   . 11% of premiums paid in Policy years 2 through 4 up to the Target Premium and 4% of premiums in excess of the Target Premium;

   . 4% of premiums paid in Policy years 5 through 7 up to the Target Premium and 4% of premiums in excess of the Target Premium;

   . 3% of premiums paid in Policy years 8 through 15 up to the Target Premium and 2% of premiums in excess of the Target Premium;

   . 2% of premiums paid beginning in the 16th Policy year up to the Target Premium and 2% of premiums paid beginning in the 16th Policy year in excess of the Target Premium;

   . Trail commission of 0.20% annual in Policy years 8 through 15, of each Policy's accumulation value (reduced by any outstanding loans); and

   . Trail commission of 0.10% annual beginning in the 16th Policy year, of each Policy's accumulation value (reduced by any outstanding loans).

   Target Premium is the maximum amount of premium to which the first year commission rate applies.

                            PERFORMANCE INFORMATION

   From time to time, we may quote performance information for the divisions of the Separate Account in advertisements, sales literature, or reports to owners or prospective investors.

   We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

   We may compare a division's performance to that of other variable universal life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                   ADDITIONAL INFORMATION ABOUT THE POLICIES

   The purpose of this section is to provide you with information to help clarify certain discussion found in the related prospectus. Many topics, such as Policy sales loads and increases in your Policy's death benefit, have been fully described in the related prospectus. For any topics that we do not discuss in this SAI, please see the related prospectus.

   Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Policies for sale in situations which, under current law, require gender-neutral premiums or benefits.

   Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

   Special purchase plans. Special purchase plans provide for variations in, or elimination of, certain Policy charges, and would be available to a defined group of individuals. We currently do not provide for or support any special purchase plans.

   Underwriting procedures and cost of insurance charges. Cost of insurance charges for the Policies will not be the same for all Policy owners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge related to the insured's mortality risk which is actuarially determined based upon factors such as age, sex and risk class of the insured and the face amount size band of the Policy. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform "public offering price" for all Policy owners, because premiums are flexible and amounts allocated to the Separate Account will be subject to some charges that are the same for all owners, there will be a different "price" for each actuarial category of Policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule and our underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges will be delivered as part of the Policy.

   Our underwriting procedures are designed to treat applicants for Policies in a uniform manner. Collection of required medical information is conducted in a confidential manner. We maintain underwriting standards designed to avoid unfair or inconsistent decisions about which underwriting class should apply to a particular proposed insured person. In some group or employment- related situations, we may offer what we call simplified or guaranteed issue underwriting classes. These underwriting classes provide for brief or no medical underwriting. Our offer to insure a person under either class results in cost of insurance charges that are the same for each insured person.

   Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts will not be paid by the Funds or Policy owners.

GUARANTEED INVESTMENT OPTION

   Under the Policy, you may currently allocate your Account Value to the Guaranteed Account. In addition, if you request a loan, we will allocate part of your Account Value to the Loan Account which is part of the Guaranteed Account. Unlike the Separate Account, the assets in the Guaranteed Account may be used to pay any liabilities of AGL in addition to those arising from the Policies.

   We may treat each allocation and transfer separately for purposes of crediting interest and making deductions from the Guaranteed Account.

   All of your Account Value held in the Guaranteed Account will earn interest at a rate we determine in our sole discretion. This rate will never be less than 4% per year compounded annually. The Loan Account portion of your Account Value may earn a different interest rate than the remaining portion of your Account Value in the Guaranteed Account.

   We will deduct any transfers, partial surrenders or any policy expenses from the Guaranteed Account and your variable investment options on a pro rata basis, unless you provide other directions. No portion of the Loan Account may be used for this purpose.

   If we must pay any part of the proceeds for a loan, partial surrender or full surrender from the Guaranteed Account, we may defer the payment for up to six months from the date we receive the written request. If we defer payment from the Guaranteed Account for 30 days or more, we will pay interest on the amount we deferred at a rate of 4% per year, compounded annually, until we make payment.

ADJUSTMENTS TO DEATH BENEFIT

   Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

   A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

   Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

   Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                               ACTUARIAL EXPERT

   Actuarial matters have been examined by Wayne A. Barnard, who is Senior Vice President and Illustration Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                              MATERIAL CONFLICTS

   We are required to track events to identify any material conflicts from using investment portfolios for both variable universal life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

   .   state insurance law or federal income tax law changes;

   .   investment management of an investment portfolio changes; or

   . voting instructions given by owners of variable universal life insurance policies and variable annuity contracts differ.

   The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

   If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

   When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                             FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Account II, AGL, the life companies listed below and American International Group, Inc.

   We are required to include additional life companies' financial statements in the Statement of Additional Information to reflect the effect of the December 31, 2012 merger of American General Life Insurance Company of Delaware into American General Life Insurance Company.

   You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

   . Audited Financial Statements of Variable Account II of American General Life Insurance Company of Delaware for the year ended December 31, 2011

   . Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

   . Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

   . Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

   . Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

   . Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

   . Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

   . Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

   . Audited Statutory Financial Statements of National Union Fire Insurance Company of Pittsburgh, Pa. for the years ended December 31, 2011 and 2010

   The following financial statements are also included in the Statement of Additional Information:

   . Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

   The financial statements of the life companies listed above should be considered only as bearing on the ability of AGL to meet its obligations under the contracts.

   You should only consider the statutory financial statements of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") that we include in the Statement of Additional Information as bearing on the ability of National Union, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the National Union guarantee.

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

   On March 30, 2011, American International Group, Inc. and AGL entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any contracts referenced herein.

   The following financial statements are incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

   . Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

   . American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

   The following financial statements are also incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

   . Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011.

AMERICAN GENERAL
Life Companies

                                                            Variable Account II
                                              Variable Universal Life Insurance

                                                                           2011

                                                                  Annual Report

                                                              December 31, 2011

                            American General Life Insurance Company of Delaware

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American General Life Insurance Company of Delaware and Policy Owners of American General Life Insurance Company of Delaware Variable Account II

   In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Sub-Accounts listed in Note 1 of American General Life Insurance Company of Delaware Variable Account II at December 31, 2011, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and each of their financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the management of American General Life Insurance Company of Delaware; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investment securities at December 31, 2011 by correspondence with the mutual fund companies, provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
Houston, Texas
April 25, 2012

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2011

                                                                                      Due from (to)
                                                                                     American General
                                                                       Investment     Life Insurance
                                                                     securities - at    Company of
Sub-accounts                                                           fair value        Delaware      NET ASSETS
------------------------------------------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth Strategy Portfolio - Class A          $    214,804     $          - $    214,804
AllianceBernstein Global Thematic Growth Portfolio - Class A               1,072,533                -    1,072,533
AllianceBernstein Growth and Income Portfolio - Class A                    1,373,571                -    1,373,571
AllianceBernstein Growth Portfolio - Class A                               1,513,334                -    1,513,334
AllianceBernstein Intermediate Bond Portfolio - Class A                       50,522                -       50,522
AllianceBernstein Large Cap Growth Portfolio - Class A                       754,333                -      754,333
AllianceBernstein Money Market Portfolio - Class A                           175,790                -      175,790
AllianceBernstein Real Estate Investment Portfolio - Class A                 590,417                -      590,417
AllianceBernstein Small Cap Growth Portfolio - Class A                       378,816                -      378,816
American Century VP Capital Appreciation Fund - Class I                      248,725                -      248,725
American Century VP Income & Growth Fund - Class I                           150,357                -      150,357
Anchor Series Trust Asset Allocation Portfolio - Class 1                     302,672                -      302,672
Anchor Series Trust Capital Appreciation Portfolio - Class 1               2,431,110                -    2,431,110
Anchor Series Trust Government and Quality Bond Portfolio - Class 1          524,041                -      524,041
Anchor Series Trust Growth Portfolio - Class 1                               930,245                -      930,245
Anchor Series Trust Natural Resources Portfolio - Class 1                    826,142                -      826,142
BlackRock Basic Value V.I. Fund - Class I                                          -                -            -
Dreyfus Stock Index Fund, Inc. - Initial Shares                            3,304,407                -    3,304,407
Fidelity VIP Asset Manager Portfolio - Initial Class                         988,841                -      988,841
Fidelity VIP Contrafund Portfolio - Initial Class                          2,025,569                -    2,025,569
Fidelity VIP Growth Portfolio - Initial Class                              2,813,320                -    2,813,320
Fidelity VIP High Income Portfolio - Initial Class                           456,123                -      456,123
Fidelity VIP Index 500 Portfolio - Initial Class                                   -                -            -
Fidelity VIP Investment Grade Bond Portfolio - Initial Class                 730,922                -      730,922
Fidelity VIP Money Market Portfolio - Initial Class                        2,027,826                -    2,027,826
Fidelity VIP Overseas Portfolio - Initial Class                              256,912                -      256,912
Franklin Templeton Templeton Foreign Securities Fund - Class 2                     -                -            -
Invesco V.I. Capital Appreciation Fund - Series I                            417,913                -      417,913
Invesco V.I. International Growth Fund - Series I                            719,412                -      719,412
JPMorgan Insurance Trust Core Bond Portfolio - Class 1                       112,059                -      112,059
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1                     113,760                -      113,760
Neuberger Berman AMT Partners Portfolio - Class I                            136,989                -      136,989
Neuberger Berman AMT Short Duration Bond Portfolio - Class I                 126,374                -      126,374
Oppenheimer Global Securities Fund/VA - Non-Service Shares                   462,505                -      462,505
Oppenheimer Main Street Fund/VA - Non-Service Shares                         403,982                -      403,982
PIMCO VIT Real Return Portfolio - Administrative Class                       141,448                -      141,448
PIMCO VIT Total Return Portfolio - Administrative Class                            -                -            -
SunAmerica Aggressive Growth Portfolio - Class 1                           1,449,380                -    1,449,380
SunAmerica Alliance Growth Portfolio - Class 1                             2,706,174                -    2,706,174
SunAmerica Balanced Portfolio - Class 1                                      834,869                -      834,869
SunAmerica Blue Chip Growth Portfolio - Class 1                               42,147                -       42,147
SunAmerica Capital Growth Portfolio - Class 1                                 30,062                -       30,062
SunAmerica Cash Management Portfolio - Class 1                             1,560,002                -    1,560,002
SunAmerica Corporate Bond Portfolio - Class 1                                390,563                -      390,563
SunAmerica Davis Venture Value Portfolio - Class 1                         1,514,206                -    1,514,206
SunAmerica "Dogs" of Wall Street Portfolio - Class 1                         246,490                -      246,490
SunAmerica Emerging Markets Portfolio - Class 1                              828,755                -      828,755
SunAmerica Equity Opportunities Portfolio - Class 1                          325,016                -      325,016
SunAmerica Fundamental Growth Portfolio - Class 1                            681,516                -      681,516
SunAmerica Global Bond Portfolio - Class 1                                   487,675                -      487,675
SunAmerica Global Equities Portfolio - Class 1                               405,958                -      405,958
SunAmerica Growth Opportunities Portfolio - Class 1                          101,146                -      101,146

                            See accompanying notes.

                                   VA II - 2

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF ASSETS AND LIABILITIES - CONTINUED
DECEMBER 31, 2011

                                                                                    Due from (to)
                                                                                   American General
                                                                     Investment     Life Insurance
                                                                   securities - at    Company of
Sub-accounts                                                         fair value        Delaware      NET ASSETS
----------------------------------------------------------------------------------------------------------------
SunAmerica Growth-Income Portfolio - Class 1                          $  1,818,041     $          - $  1,818,041
SunAmerica High-Yield Bond Portfolio - Class 1                             228,976                -      228,976
SunAmerica International Diversified Equities Portfolio - Class 1          406,012                -      406,012
SunAmerica International Growth and Income Portfolio - Class 1             553,292                -      553,292
SunAmerica Marsico Focused Growth Portfolio - Class 1                      584,998                -      584,998
SunAmerica MFS Massachusetts Investors Trust Portfolio - Class 1           436,244                -      436,244
SunAmerica MFS Total Return Portfolio - Class 1                            709,219                -      709,219
SunAmerica Mid-Cap Growth Portfolio - Class 1                            1,975,372                -    1,975,372
SunAmerica Real Estate Portfolio - Class 1                                 452,344                -      452,344
SunAmerica Technology Portfolio - Class 1                                   80,005                -       80,005
SunAmerica Telecom Utility Portfolio - Class 1                             372,382                -      372,382
SunAmerica Total Return Bond Portfolio - Class 1                           280,104                -      280,104
UIF Mid Cap Growth Portfolio - Class I Shares                              188,220                -      188,220
VALIC Company I International Equities Fund                                690,756                -      690,756
VALIC Company I Small Cap Index Fund                                       148,728                -      148,728
Van Eck VIP Emerging Markets Fund - Initial Class                          279,778                -      279,778
Van Eck VIP Global Hard Assets Fund - Initial Class                        250,427                -      250,427
Vanguard VIF Total Bond Market Index Portfolio                                   -                -            -

                            See accompanying notes.

                                   VA II - 3

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

                          A            B           A+B=C          D              E             F              C+D+E+F
                                 Mortality and                                           Net change in
                                  expense risk      NET      Net realized  Capital gain    unrealized        INCREASE
                      Dividends       and        INVESTMENT  gain (loss)   distributions  appreciation   (DECREASE) IN NET
                     from mutual administrative    INCOME         on        from mutual  (depreciation)  ASSETS RESULTING
Sub-accounts            funds       charges        (LOSS)    investments       funds     of investments   FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
AllianceBernstein
  Balanced Wealth
  Strategy
  Portfolio - Class
  A                    $   5,366     $   (1,973)  $   3,393     $     510       $      -    $   (11,690)        $   (7,787)
AllianceBernstein
  Global Thematic
  Growth Portfolio
  - Class A                7,791        (11,549)     (3,758)       (1,971)             -       (333,170)          (338,899)
AllianceBernstein
  Growth and Income
  Portfolio - Class
  A                       21,573        (13,152)      8,421        24,015              -         42,063             74,499
AllianceBernstein
  Growth Portfolio
  - Class A                    -        (14,333)    (14,333)       12,824              -          9,756              8,247
AllianceBernstein
  Intermediate Bond
  Portfolio - Class
  A                        2,507           (463)      2,044           (72)           191            707              2,870
AllianceBernstein
  Large Cap Growth
  Portfolio - Class
  A                        2,725         (6,823)     (4,098)        5,410              -        (33,723)           (32,411)
AllianceBernstein
  Money Market
  Portfolio - Class
  A                           16         (1,442)     (1,426)            -              -              -             (1,426)
AllianceBernstein
  Real Estate
  Investment
  Portfolio - Class
  A                        8,758         (4,389)      4,369           505         66,063        (23,856)            47,081
AllianceBernstein
  Small Cap Growth
  Portfolio - Class
  A                            -         (3,536)     (3,536)        4,068              -          9,895             10,427
American Century VP
  Capital
  Appreciation Fund
  - Class I                    -         (2,072)     (2,072)          825              -        (18,926)           (20,173)
American Century VP
  Income & Growth
  Fund - Class I           2,412         (1,160)      1,252         3,140              -            375              4,767
Anchor Series Trust
  Asset Allocation
  Portfolio - Class
  1                        8,424         (2,327)      6,097         1,483              -         (6,786)               794
Anchor Series Trust
  Capital
  Appreciation
  Portfolio - Class
  1                            -        (21,698)    (21,698)       40,805              -       (220,105)          (200,998)
Anchor Series Trust
  Government and
  Quality Bond
  Portfolio - Class
  1                       14,676         (4,131)     10,545        (9,778)         2,059         30,835             33,661
Anchor Series Trust
  Growth Portfolio
  - Class 1                7,475         (7,774)       (299)      (25,296)             -        (51,552)           (77,147)
Anchor Series Trust
  Natural Resources
  Portfolio - Class
  1                        6,981         (7,831)       (850)      (13,658)       248,273       (459,010)          (225,245)
BlackRock Basic
  Value V.I. Fund -
  Class I                    291           (258)         33        (5,940)             -        (10,857)           (16,764)
Dreyfus Stock Index
  Fund, Inc. -
  Initial Shares          62,755        (29,451)     33,304        24,599         22,788        (43,307)            37,384
Fidelity VIP Asset
  Manager Portfolio
  - Initial Class         20,698         (8,947)     11,751            80          5,025        (52,367)           (35,511)
Fidelity VIP
  Contrafund
  Portfolio -
  Initial Class           21,736        (16,098)      5,638        16,467              -       (110,113)           (88,008)
Fidelity VIP Growth
  Portfolio -
  Initial Class           10,933        (25,801)    (14,868)       14,861         10,119        (28,589)           (18,477)
Fidelity VIP High
  Income Portfolio
  - Initial Class         31,564         (3,931)     27,633        (2,688)             -         (8,993)            15,952
Fidelity VIP Index
  500 Portfolio -
  Initial Class                -           (208)       (208)       (5,340)         3,550         (6,102)            (8,100)
Fidelity VIP
  Investment Grade
  Bond Portfolio -
  Initial Class           23,631         (6,169)     17,462        (6,006)        19,340         13,876             44,672
Fidelity VIP Money
  Market Portfolio
  - Initial Class          2,301        (17,010)    (14,709)            -              -              -            (14,709)
Fidelity VIP
  Overseas
  Portfolio -
  Initial Class            4,278         (2,958)      1,320           460            639        (60,524)           (58,105)
Franklin Templeton
  Templeton Foreign
  Securities Fund -
  Class 2                  3,420           (271)      3,149        (5,193)             -        (13,684)           (15,728)
Invesco V.I.
  Capital
  Appreciation Fund
  - Series I                 706         (3,943)     (3,237)        1,751              -        (38,598)           (40,084)
Invesco V.I.
  International
  Growth Fund -
  Series I                13,623         (7,218)      6,405         7,737              -        (76,237)           (62,095)
JPMorgan Insurance
  Trust Core Bond
  Portfolio - Class
  1                        4,895           (725)      4,170          (822)             -          2,495              5,843
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio - Class
  1                        1,417           (863)        554           886              -         (4,139)            (2,699)
Neuberger Berman
  AMT Partners
  Portfolio - Class
  I                            -         (1,139)     (1,139)        1,758              -        (18,734)           (18,115)
Neuberger Berman
  AMT Short
  Duration Bond
  Portfolio - Class
  I                        5,027         (1,019)      4,008             4              -         (4,487)              (475)
Oppenheimer Global
  Securities Fund/
  VA - Non-Service
  Shares                   6,918         (3,980)      2,938         2,887              -        (52,617)           (46,792)
Oppenheimer Main
  Street Fund/VA -
  Non-Service Shares       3,351         (3,027)        324         1,894              -         (5,553)            (3,335)
PIMCO VIT Real
  Return Portfolio
  - Administrative
  Class                   38,923         (2,815)     36,108        74,441          4,099         68,671            183,319
PIMCO VIT Total
  Return Portfolio
  - Administrative
  Class                    3,870           (316)      3,554        (6,013)             5          9,063              6,609
SunAmerica
  Aggressive Growth
  Portfolio - Class
  1                            -        (11,264)    (11,264)       11,308              -        (43,017)           (42,973)
SunAmerica Alliance
  Growth Portfolio
  - Class 1               14,608        (22,551)     (7,943)       29,623              -       (108,198)           (86,518)
SunAmerica Balanced
  Portfolio - Class
  1                       15,273         (6,249)      9,024         2,537              -            730             12,291
SunAmerica Blue
  Chip Growth
  Portfolio - Class
  1                          102           (360)       (258)        2,176              -         (4,229)            (2,311)
SunAmerica Capital
  Growth Portfolio
  - Class 1                    -           (231)       (231)           89              -           (488)              (630)
SunAmerica Cash
  Management
  Portfolio - Class
  1                            -        (11,537)    (11,537)         (981)             -         (3,297)           (15,815)
SunAmerica
  Corporate Bond
  Portfolio - Class
  1                       25,319         (2,677)     22,642           182          1,888         (5,516)            19,196
SunAmerica Davis
  Venture Value
  Portfolio - Class
  1                       21,500        (12,405)      9,095         8,790              -       (103,288)           (85,403)
SunAmerica "Dogs"
  of Wall Street
  Portfolio - Class
  1                        5,276         (1,707)      3,569         2,715              -         19,856             26,140
SunAmerica Emerging
  Markets Portfolio
  - Class 1                6,210         (8,167)     (1,957)      (10,213)             -       (305,739)          (317,909)
SunAmerica Equity
  Opportunities
  Portfolio - Class
  1                        1,881         (2,365)       (484)          691              -         (2,858)            (2,651)
SunAmerica
  Fundamental
  Growth Portfolio
  - Class 1                    -         (5,602)     (5,602)        9,625              -        (46,111)           (42,088)
SunAmerica Global
  Bond Portfolio -
  Class 1                 10,105         (3,274)      6,831         2,878          6,273          3,630             19,612

                            See accompanying notes.

                                   VA II - 4

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF OPERATIONS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2011

                          A            B           A+B=C          D              E             F              C+D+E+F
                                 Mortality and                                           Net change in
                                  expense risk      NET      Net realized  Capital gain    unrealized        INCREASE
                      Dividends       and        INVESTMENT  gain (loss)   distributions  appreciation   (DECREASE) IN NET
                     from mutual administrative    INCOME         on        from mutual  (depreciation)  ASSETS RESULTING
Sub-accounts            funds       charges        (LOSS)    investments       funds     of investments   FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
SunAmerica Global
  Equities
  Portfolio - Class
  1                    $   4,393      $  (3,437)   $    956      $  2,008       $      -     $  (53,625)        $  (50,661)
SunAmerica Growth
  Opportunities
  Portfolio - Class
  1                            -           (752)       (752)          498              -         (2,216)            (2,470)
SunAmerica
  Growth-Income
  Portfolio - Class
  1                       17,275        (13,798)      3,477        18,327              -        103,905            125,709
SunAmerica
  High-Yield Bond
  Portfolio - Class
  1                       19,479         (1,668)     17,811           356              -        (10,438)             7,729
SunAmerica
  International
  Diversified
  Equities
  Portfolio - Class
  1                       10,267         (3,733)      6,534         2,846              -        (86,934)           (77,554)
SunAmerica
  International
  Growth and Income
  Portfolio - Class
  1                       19,472         (4,947)     14,525         7,602              -       (114,902)           (92,775)
SunAmerica Marsico
  Focused Growth
  Portfolio - Class
  1                        1,974         (4,523)     (2,549)        1,623              -        (12,018)           (12,944)
SunAmerica MFS
  Massachusetts
  Investors Trust
  Portfolio - Class
  1                        3,166         (3,440)       (274)        2,650              -        (14,457)           (12,081)
SunAmerica MFS
  Total Return
  Portfolio - Class
  1                       19,745         (5,703)     14,042         7,976              -        (13,892)             8,126
SunAmerica Mid-Cap
  Growth Portfolio
  - Class 1                    -        (16,433)    (16,433)       24,783              -       (142,510)          (134,160)
SunAmerica Real
  Estate Portfolio
  - Class 1                4,425         (3,528)        897        12,430              -         23,036             36,363
SunAmerica
  Technology
  Portfolio - Class
  1                            -           (851)       (851)         (210)             -         (6,824)            (7,885)
SunAmerica Telecom
  Utility Portfolio
  - Class 1                8,715         (2,738)      5,977         1,851              -         10,809             18,637
SunAmerica Total
  Return Bond
  Portfolio - Class
  1                        3,914         (1,252)      2,662           812          3,025            498              6,997
UIF Mid Cap Growth
  Portfolio - Class
  I Shares                   685           (210)        475           239             85        (15,344)           (14,545)
VALIC Company I
  International
  Equities Fund           21,878         (1,221)     20,657       (16,612)             -       (139,485)          (135,440)
VALIC Company I
  Small Cap Index
  Fund                     1,543           (590)        953       (15,987)             -        (27,908)           (42,942)
Van Eck VIP
  Emerging Markets
  Fund - Initial
  Class                    3,990         (3,461)        529        (9,471)             -       (101,097)          (110,039)
Van Eck VIP Global
  Hard Assets Fund
  - Initial Class          3,689         (2,829)        860           632          3,951        (60,857)           (55,414)
Vanguard VIF Total
  Bond Market Index
  Portfolio                5,564           (217)      5,347          (254)         1,511          1,796              8,400

                            See accompanying notes.

                                   VA II - 5

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

SCHEDULES OF PORTFOLIO INVESTMENTS
DECEMBER 31, 2011

                                                   Net Asset Value Value of Shares Cost of Shares
Sub-accounts                              Shares      Per Share     at Fair Value       Held      Level /(1)/
-------------------------------------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth
  Strategy Portfolio - Class A              19,707        $  10.90    $    214,804   $    218,688          1
AllianceBernstein Global Thematic
  Growth Portfolio - Class A                72,127           14.87       1,072,533      1,326,116          1
AllianceBernstein Growth and Income
  Portfolio - Class A                       76,098           18.05       1,373,571      1,252,947          1
AllianceBernstein Growth Portfolio -
  Class A                                   74,183           20.40       1,513,334      1,432,583          1
AllianceBernstein Intermediate Bond
  Portfolio - Class A                        4,029           12.54          50,522         50,194          1
AllianceBernstein Large Cap Growth
  Portfolio - Class A                       28,084           26.86         754,333        743,619          1
AllianceBernstein Money Market
  Portfolio - Class A                      175,790            1.00         175,790        175,790          1
AllianceBernstein Real Estate
  Investment Portfolio - Class A            50,986           11.58         590,417        598,352          1
AllianceBernstein Small Cap Growth
  Portfolio - Class A                       22,166           17.09         378,816        347,208          1
American Century VP Capital
  Appreciation Fund - Class I               18,814           13.22         248,725        257,766          1
American Century VP Income & Growth
  Fund - Class I                            24,488            6.14         150,357        140,257          1
Anchor Series Trust Asset Allocation
  Portfolio - Class 1                       23,235           13.03         302,672        298,952          1
Anchor Series Trust Capital
  Appreciation Portfolio - Class 1          71,214           34.14       2,431,110      2,493,172          1
Anchor Series Trust Government and
  Quality Bond Portfolio - Class 1          33,655           15.57         524,041        513,484          1
Anchor Series Trust Growth Portfolio -
  Class 1                                   48,185           19.31         930,245        975,382          1
Anchor Series Trust Natural Resources
  Portfolio - Class 1                       33,880           24.38         826,142      1,186,364          1
Dreyfus Stock Index Fund, Inc. -
  Initial Shares                           112,090           29.48       3,304,407      3,166,675          1
Fidelity VIP Asset Manager Portfolio -
  Initial Class                             71,655           13.80         988,841      1,036,455          1
Fidelity VIP Contrafund Portfolio -
  Initial Class                             87,992           23.02       2,025,569      1,997,041          1
Fidelity VIP Growth Portfolio - Initial
  Class                                     76,262           36.89       2,813,320      2,693,397          1
Fidelity VIP High Income Portfolio -
  Initial Class                             84,624            5.39         456,123        493,527          1
Fidelity VIP Investment Grade Bond
  Portfolio - Initial Class                 56,355           12.97         730,922        756,576          1
Fidelity VIP Money Market Portfolio -
  Initial Class                          2,027,826            1.00       2,027,826      2,027,826          1
Fidelity VIP Overseas Portfolio -
  Initial Class                             18,849           13.63         256,912        301,135          1
Invesco V.I. Capital Appreciation Fund
  - Series I                                19,510           21.42         417,913        436,229          1
Invesco V.I. International Growth Fund
  - Series I                                27,281           26.37         719,412        741,659          1
JPMorgan Insurance Trust Core Bond
  Portfolio - Class 1                        9,570           11.71         112,059        110,649          1
JPMorgan Insurance Trust U.S. Equity
  Portfolio - Class 1                        7,474           15.22         113,760        110,690          1
Neuberger Berman AMT Partners Portfolio
  - Class I                                 13,713            9.99         136,989        144,727          1
Neuberger Berman AMT Short Duration
  Bond Portfolio - Class I                  11,712           10.79         126,374        131,256          1
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares                        16,843           27.46         462,505        484,468          1
Oppenheimer Main Street Fund/VA -
  Non-Service Shares                        19,507           20.71         403,982        387,862          1
PIMCO VIT Real Return Portfolio -
  Administrative Class                      10,140           13.95         141,448        137,376          1
SunAmerica Aggressive Growth Portfolio
  - Class 1                                149,390            9.70       1,449,380      1,384,646          1
SunAmerica Alliance Growth Portfolio -
  Class 1                                  121,482           22.28       2,706,174      2,649,380          1
SunAmerica Balanced Portfolio - Class 1     57,858           14.43         834,869        804,671          1
SunAmerica Blue Chip Growth Portfolio -
  Class 1                                    6,103            6.91          42,147         42,807          1
SunAmerica Capital Growth Portfolio -
  Class 1                                    3,539            8.49          30,062         29,160          1
SunAmerica Cash Management Portfolio -
  Class 1                                  146,594           10.64       1,560,002      1,563,851          1
SunAmerica Corporate Bond Portfolio -
  Class 1                                   29,374           13.30         390,563        396,407          1
SunAmerica Davis Venture Value
  Portfolio - Class 1                       69,145           21.90       1,514,206      1,517,705          1
SunAmerica "Dogs" of Wall Street
  Portfolio - Class 1                       28,953            8.51         246,490        218,606          1
SunAmerica Emerging Markets Portfolio -
  Class 1                                  120,064            6.90         828,755      1,056,155          1
SunAmerica Equity Opportunities
  Portfolio - Class 1                       28,211           11.52         325,016        311,256          1
SunAmerica Fundamental Growth Portfolio
  - Class 1                                 43,759           15.57         681,516        693,483          1
SunAmerica Global Bond Portfolio -
  Class 1                                   39,114           12.47         487,675        479,554          1
SunAmerica Global Equities Portfolio -
  Class 1                                   32,498           12.49         405,958        433,599          1
SunAmerica Growth Opportunities
  Portfolio - Class 1                       14,543            6.95         101,146         99,189          1
SunAmerica Growth-Income Portfolio -
  Class 1                                   85,948           21.15       1,818,041      1,603,651          1
SunAmerica High-Yield Bond Portfolio -
  Class 1                                   42,719            5.36         228,976        236,241          1
SunAmerica International Diversified
  Equities Portfolio - Class 1              53,607            7.57         406,012        459,670          1
SunAmerica International Growth and
  Income Portfolio - Class 1                72,697            7.61         553,292        617,135          1
SunAmerica Marsico Focused Growth
  Portfolio - Class 1                       64,923            9.01         584,998        571,204          1
SunAmerica MFS Massachusetts Investors
  Trust Portfolio - Class 1                 32,017           13.63         436,244        426,058          1

                            See accompanying notes.

                                   VA II - 6

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

SCHEDULES OF PORTFOLIO INVESTMENTS - CONTINUED
DECEMBER 31, 2011


                                                             Net Asset Value Value of Shares Cost of Shares
Sub-accounts                                         Shares     Per Share     at Fair Value       Held      Level /(1)/
------------                                         ------- --------------- --------------- -------------- ----------
SunAmerica MFS Total Return Portfolio - Class 1       48,980        $  14.48    $    709,219   $    697,020          1
SunAmerica Mid-Cap Growth Portfolio - Class 1        185,330           10.66       1,975,372      1,986,119          1
SunAmerica Real Estate Portfolio - Class 1            35,925           12.59         452,344        412,281          1
SunAmerica Technology Portfolio - Class 1             29,591            2.70          80,005         82,356          1
SunAmerica Telecom Utility Portfolio - Class 1        33,644           11.07         372,382        347,022          1
SunAmerica Total Return Bond Portfolio - Class 1      31,085            9.01         280,104        280,017          1
UIF Mid Cap Growth Portfolio - Class I Shares         16,775           11.22         188,220        194,888          1
VALIC Company I International Equities Fund          127,681            5.41         690,756        786,245          1
VALIC Company I Small Cap Index Fund                  10,936           13.60         148,728        147,727          1
Van Eck VIP Emerging Markets Fund - Initial Class     26,902           10.40         279,778        362,987          1
Van Eck VIP Global Hard Assets Fund - Initial Class    8,144           30.75         250,427        283,189          1

/(1)/ Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

                            See accompanying notes.

                                   VA II - 7

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                        Sub-accounts
                      --------------------------------------------------------------------------------
                       AllianceBernstein    AllianceBernstein   AllianceBernstein
                        Balanced Wealth      Global Thematic        Growth and      AllianceBernstein
                      Strategy Portfolio -  Growth Portfolio -  Income Portfolio -  Growth Portfolio -
                            Class A              Class A             Class A             Class A
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)              $    3,393        $     (3,758)       $      8,421        $    (14,333)
   Net realized
     gain (loss) on
     investments                       510              (1,971)             24,015              12,824
   Capital gain
     distributions
     from mutual
     funds                               -                   -                   -                   -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                (11,690)           (333,170)             42,063               9,756
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  operations                        (7,787)           (338,899)             74,499               8,247
                               -----------       -------------       -------------       -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                         31,448             115,742             113,190             127,125
   Cost of insurance               (29,286)           (119,845)           (145,665)           (158,119)
   Policy loans                     (3,269)             (7,669)              8,009             (17,293)
   Death benefits                        -                   -                   -                   -
   Withdrawals                        (716)            (87,896)           (308,373)            (79,628)
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                      (1,823)            (99,668)           (332,839)           (127,915)
                               -----------       -------------       -------------       -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                            (9,610)           (438,567)           (258,340)           (119,668)
NET ASSETS:
   Beginning of year               224,414           1,511,100           1,631,911           1,633,002
                               -----------       -------------       -------------       -------------
   End of year                  $  214,804        $  1,072,533        $  1,373,571        $  1,513,334
                               ===========       =============       =============       =============
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)              $    4,743        $     18,028        $    (13,048)       $     (9,572)
   Net realized
     gain (loss) on
     investments                     1,169              37,571            (117,980)             77,406
   Capital gain
     distributions
     from mutual
     funds                               -                   -                   -                   -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                 14,543             175,879             311,813             136,290
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  operations                        20,455             231,478             180,785             204,124
                               -----------       -------------       -------------       -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        (13,809)            100,257              98,974             151,412
   Cost of insurance               (28,400)           (129,606)           (168,217)           (161,318)
   Policy loans                    (22,515)             (8,535)            (34,886)             (8,671)
   Death benefits                        -             (17,459)             (2,882)            (21,815)
   Withdrawals                        (452)            (82,995)            (96,465)           (130,186)
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                     (65,176)           (138,338)           (203,476)           (170,578)
                               -----------       -------------       -------------       -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           (44,721)             93,140             (22,691)             33,546
NET ASSETS:
   Beginning of year               269,135           1,417,960           1,654,602           1,599,456
                               -----------       -------------       -------------       -------------
   End of year                  $  224,414        $  1,511,100        $  1,631,911        $  1,633,002
                               ===========       =============       =============       =============

                            See accompanying notes.

                                   VA II - 8

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010


                                                         Sub-accounts
                      ----------------------------------------------------------------------------------
                                                                                      AllianceBernstein
                       AllianceBernstein    AllianceBernstein    AllianceBernstein       Real Estate
                       Intermediate Bond    Large Cap Growth       Money Market          Investment
                      Portfolio - Class A  Portfolio - Class A  Portfolio - Class A  Portfolio - Class A
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)              $   2,044           $   (4,098)          $   (1,426)          $    4,369
   Net realized
     gain (loss) on
     investments                      (72)               5,410                    -                  505
   Capital gain
     distributions
     from mutual
     funds                            191                    -                    -               66,063
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                   707              (33,723)                   -              (23,856)
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                        2,870              (32,411)              (1,426)              47,081
                               ----------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                         2,870               88,950              194,561               19,355
   Cost of insurance               (5,951)             (69,043)             (20,617)             (27,110)
   Policy loans                        23                  384             (148,517)              (5,880)
   Death benefits                       -                    -                    -                    -
   Withdrawals                     (1,672)             (55,294)                   -              (24,345)
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                     (4,730)             (35,003)              25,427              (37,980)
                               ----------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           (1,860)             (67,414)              24,001                9,101
NET ASSETS:
   Beginning of year               52,382              821,747              151,789              581,316
                               ----------          -----------          -----------          -----------
   End of year                  $  50,522           $  754,333           $  175,790           $  590,417
                               ==========          ===========          ===========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)              $   2,088           $   (2,628)          $   (1,239)          $    3,221
   Net realized
     gain (loss) on
     investments                      300               10,846                    -              (72,283)
   Capital gain
     distributions
     from mutual
     funds                              -                    -                    -                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                 1,155               61,732                    -              187,521
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                        3,543               69,950               (1,239)             118,459
                               ----------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        10,909               89,999              320,857               50,426
   Cost of insurance               (5,281)             (68,798)             (22,500)             (25,453)
   Policy loans                        42               (2,441)            (166,888)                (172)
   Death benefits                       -               (1,528)                   -                 (301)
   Withdrawals                          -              (26,191)                   -              (26,307)
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                      5,670               (8,959)             131,469               (1,807)
                               ----------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                            9,213               60,991              130,230              116,652
NET ASSETS:
   Beginning of year               43,169              760,756               21,559              464,664
                               ----------          -----------          -----------          -----------
   End of year                  $  52,382           $  821,747           $  151,789           $  581,316
                               ==========          ===========          ===========          ===========

                            See accompanying notes.

                                   VA II - 9

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010


                                                        Sub-accounts
                      -------------------------------------------------------------------------------
                                            American Century    American Century     Anchor Series
                       AllianceBernstein       VP Capital         VP Income &         Trust Asset
                       Small Cap Growth    Appreciation Fund -   Growth Fund -        Allocation
                      Portfolio - Class A        Class I            Class I       Portfolio - Class 1
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)             $   (3,536)          $   (2,072)       $    1,252           $    6,097
   Net realized
     gain (loss) on
     investments                    4,068                  825             3,140                1,483
   Capital gain
     distributions
     from mutual
     funds                              -                    -                 -                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                 9,895              (18,926)              375               (6,786)
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                       10,427              (20,173)            4,767                  794
                              -----------          -----------       -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        65,631               20,820            13,706               11,694
   Cost of insurance              (18,029)             (13,835)          (11,268)             (21,151)
   Policy loans                     2,651                  (82)             (103)               1,009
   Death benefits                       -                    -            (1,655)                   -
   Withdrawals                    (28,547)             (18,548)          (24,398)              (4,681)
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                     21,706              (11,645)          (23,718)             (13,129)
                              -----------          -----------       -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           32,133              (31,818)          (18,951)             (12,335)
NET ASSETS:
   Beginning of year              346,683              280,543           169,308              315,007
                              -----------          -----------       -----------          -----------
   End of year                 $  378,816           $  248,725        $  150,357           $  302,672
                              ===========          ===========       ===========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)             $   (2,697)          $   (1,450)       $    1,277           $    5,748
   Net realized
     gain (loss) on
     investments                    1,346                3,262           (14,738)             (22,350)
   Capital gain
     distributions
     from mutual
     funds                              -                    -                 -                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                98,907               61,307            33,612               54,030
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                       97,556               63,119            20,151               37,428
                              -----------          -----------       -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        18,632              117,100             8,094               10,867
   Cost of insurance              (16,656)             (11,196)          (12,233)             (25,801)
   Policy loans                     9,419               (1,455)           (1,261)              (3,202)
   Death benefits                 (13,506)                   -                 -                    -
   Withdrawals                    (33,035)             (21,710)          (10,345)             (25,684)
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                    (35,146)              82,739           (15,745)             (43,820)
                              -----------          -----------       -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           62,410              145,858             4,406               (6,392)
NET ASSETS:
   Beginning of year              284,273              134,685           164,902              321,399
                              -----------          -----------       -----------          -----------
   End of year                 $  346,683           $  280,543        $  169,308           $  315,007
                              ===========          ===========       ===========          ===========

                            See accompanying notes.

                                  VA II - 10

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010


                                                         Sub-accounts
                      ----------------------------------------------------------------------------------
                         Anchor Series        Anchor Series                             Anchor Series
                         Trust Capital      Trust Government       Anchor Series        Trust Natural
                         Appreciation       and Quality Bond       Trust Growth           Resources
                      Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)           $    (21,698)          $   10,545           $     (299)          $     (850)
   Net realized
     gain (loss) on
     investments                   40,805               (9,778)             (25,296)             (13,658)
   Capital gain
     distributions
     from mutual
     funds                              -                2,059                    -              248,273
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments              (220,105)              30,835              (51,552)            (459,010)
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                     (200,998)              33,661              (77,147)            (225,245)
                            -------------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        25,154                 (503)              44,133               68,666
   Cost of insurance             (199,735)             (74,783)             (94,819)             (74,307)
   Policy loans                   (38,910)                 778               (9,806)              (1,348)
   Death benefits                    (924)                   -                    -                 (556)
   Withdrawals                   (132,100)            (110,772)             (42,761)             (44,177)
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                   (346,515)            (185,280)            (103,253)             (51,722)
                            -------------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                         (547,513)            (151,619)            (180,400)            (276,967)
NET ASSETS:
   Beginning of year            2,978,623              675,660            1,110,645            1,103,109
                            -------------          -----------          -----------          -----------
   End of year               $  2,431,110           $  524,041           $  930,245           $  826,142
                            =============          ===========          ===========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)           $    (16,301)          $   24,901           $     (656)          $    1,674
   Net realized
     gain (loss) on
     investments                  (36,528)               6,627              (84,415)            (128,951)
   Capital gain
     distributions
     from mutual
     funds                              -                    -                    -               64,234
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments               583,198                 (612)             212,375              215,282
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                      530,369               30,916              127,304              152,239
                            -------------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                       230,338               82,754               71,352              121,625
   Cost of insurance             (189,736)             (78,927)             (90,855)             (76,196)
   Policy loans                   (55,098)              (6,741)              (9,587)             (11,086)
   Death benefits                  (3,127)              (9,312)              (1,065)              (5,321)
   Withdrawals                   (140,495)             (79,060)             (33,602)             (77,037)
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                   (158,118)             (91,286)             (63,757)             (48,015)
                            -------------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                          372,251              (60,370)              63,547              104,224
NET ASSETS:
   Beginning of year            2,606,372              736,030            1,047,098              998,885
                            -------------          -----------          -----------          -----------
   End of year               $  2,978,623           $  675,660           $1,110,645           $1,103,109
                            =============          ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 11

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                        Sub-accounts
                      -------------------------------------------------------------------------------
                                                                                     Fidelity VIP
                       BlackRock Basic     Dreyfus Stock     Fidelity VIP Asset       Contrafund
                      Value V.I. Fund -  Index Fund, Inc. -  Manager Portfolio -  Portfolio - Initial
                           Class I         Initial Shares       Initial Class            Class
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)           $       33        $     33,304         $     11,751         $      5,638
   Net realized
     gain (loss) on
     investments                 (5,940)             24,599                   80               16,467
   Capital gain
     distributions
     from mutual
     funds                            -              22,788                5,025                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments             (10,857)            (43,307)             (52,367)            (110,113)
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  operations                    (16,764)             37,384              (35,511)             (88,008)
                            -----------       -------------        -------------        -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                          (2)            328,842               91,754              134,486
   Cost of insurance             (2,726)           (310,393)             (96,515)            (165,034)
   Policy loans                       -             (74,530)              (3,211)             (19,537)
   Death benefits                     -              (1,746)                   -               (1,923)
   Withdrawals                 (173,774)           (147,201)             (28,501)            (439,706)
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                 (176,502)           (205,028)             (36,473)            (491,714)
                            -----------       -------------        -------------        -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                       (193,266)           (167,644)             (71,984)            (579,722)
NET ASSETS:
   Beginning of year            193,266           3,472,051            1,060,825            2,605,291
                            -----------       -------------        -------------        -------------
   End of year               $        -        $  3,304,407         $    988,841         $  2,025,569
                            ===========       =============        =============        =============
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)           $    2,579        $     30,540         $      8,573         $     12,307
   Net realized
     gain (loss) on
     investments                 (1,649)             40,877              (10,603)            (421,318)
   Capital gain
     distributions
     from mutual
     funds                            -                   -                5,155                1,081
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments              20,680             347,487              122,406              769,994
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  operations                     21,610             418,904              125,531              362,064
                            -----------       -------------        -------------        -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                           2             338,815              119,935              128,275
   Cost of insurance             (3,347)           (327,308)             (97,557)            (180,930)
   Policy loans                       -               5,019              (14,532)              (8,625)
   Death benefits                     -             (19,672)                   -                 (917)
   Withdrawals                        -            (144,007)             (63,476)            (739,250)
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                   (3,345)           (147,153)             (55,630)            (801,447)
                            -----------       -------------        -------------        -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                         18,265             271,751               69,901             (439,383)
NET ASSETS:
   Beginning of year            175,001           3,200,300              990,924            3,044,674
                            -----------       -------------        -------------        -------------
   End of year               $  193,266        $  3,472,051         $  1,060,825         $  2,605,291
                            ===========       =============        =============        =============

                            See accompanying notes.

                                  VA II - 12

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                   Sub-accounts
                                                   ----------------------------------------------------------------------------
                                                                                                                 Fidelity VIP
                                                      Fidelity VIP     Fidelity VIP High   Fidelity VIP Index  Investment Grade
                                                   Growth Portfolio -  Income Portfolio -   500 Portfolio -    Bond Portfolio -
                                                     Initial Class       Initial Class       Initial Class      Initial Class
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                          $    (14,868)         $   27,633           $    (208)        $  17,462
   Net realized gain (loss) on investments                     14,861              (2,688)             (5,340)           (6,006)
   Capital gain distributions from mutual funds                10,119                   -               3,550            19,340
   Net change in unrealized appreciation
     (depreciation) of investments                            (28,589)             (8,993)             (6,102)           13,876
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  operations                                                  (18,477)             15,952              (8,100)           44,672
                                                       --------------         -----------          ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                        243,006              60,646                 (14)           72,059
   Cost of insurance                                         (239,568)            (45,287)             (2,044)          (69,220)
   Policy loans                                                (4,282)            (17,178)                  -           (10,080)
   Death benefits                                              (1,831)                  -                   -                 -
   Withdrawals                                                (70,279)            (30,208)           (145,703)          (59,207)
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                      (72,954)            (32,027)           (147,761)          (66,448)
                                                       --------------         -----------          ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (91,431)            (16,075)           (155,861)          (21,776)
NET ASSETS:
   Beginning of year                                        2,904,751             472,198             155,861           752,698
                                                       --------------         -----------          ----------        ----------
   End of year                                           $  2,813,320          $  456,123           $       -         $ 730,922
                                                       ==============         ===========          ==========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                          $    (15,001)         $   30,823           $   2,536         $  19,789
   Net realized gain (loss) on investments                      8,736             (20,908)             (1,290)           18,894
   Capital gain distributions from mutual funds                 8,730                   -               2,615             8,387
   Net change in unrealized appreciation
     (depreciation) of investments                            557,497              52,651              16,271            17,285
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  operations                                                  559,962              62,566              20,132            64,355
                                                       --------------         -----------          ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                        194,841              46,486                   1            22,625
   Cost of insurance                                         (230,198)            (47,815)             (2,503)         (108,954)
   Policy loans                                                59,868             (16,555)                  -            (8,072)
   Death benefits                                              (3,417)               (330)                  -                 -
   Withdrawals                                               (111,803)            (89,997)                  -          (123,027)
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                      (90,709)           (108,211)             (2,502)         (217,428)
                                                       --------------         -----------          ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       469,253             (45,645)             17,630          (153,073)
NET ASSETS:
   Beginning of year                                        2,435,498             517,843             138,231           905,771
                                                       --------------         -----------          ----------        ----------
   End of year                                           $  2,904,751          $  472,198           $ 155,861         $ 752,698
                                                       ==============         ===========          ==========        ==========

                            See accompanying notes.

                                  VA II - 13

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                         Sub-accounts
                                         ---------------------------------------------------------------------------
                                                                                     Franklin           Franklin
                                                                                     Templeton         Templeton
                                         Fidelity VIP Money     Fidelity VIP     Templeton Foreign  Templeton Global
                                         Market Portfolio -  Overseas Portfolio  Securities Fund -  Asset Allocation
                                           Initial Class      - Initial Class         Class 2        Fund - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                $    (14,709)         $    1,320         $    3,149         $       -
   Net realized gain (loss) on
     investments                                          -                 460             (5,193)                -
   Capital gain distributions from
     mutual funds                                         -                 639                  -                 -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                          -             (60,524)           (13,684)                -
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from operations                         (14,709)            (58,105)           (15,728)                -
                                              -------------         -----------        -----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          99,303              21,572                 (3)                -
   Cost of insurance                               (193,098)            (25,376)            (2,898)                -
   Policy loans                                          31              (1,005)                 -                 -
   Death benefits                                         -                   -                  -                 -
   Withdrawals                                     (204,937)            (39,412)          (185,063)                -
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from principal transactions            (298,701)            (44,221)          (187,964)                -
                                              -------------         -----------        -----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (313,410)           (102,326)          (203,692)                -
NET ASSETS:
   Beginning of year                              2,341,236             359,238            203,692                 -
                                              -------------         -----------        -----------        ----------
   End of year                                 $  2,027,826          $  256,912         $        -         $       -
                                              =============         ===========        ===========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                $    (14,089)         $    1,026         $    3,122         $  23,859
   Net realized gain (loss) on
     investments                                          -             (75,899)              (513)         (228,017)
   Capital gain distributions from
     mutual funds                                     1,474                 625                  -            37,082
   Net change in unrealized
     appreciation (depreciation) of
     investments                                          -             124,905             12,714           183,492
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from operations                         (12,615)             50,657             15,323            16,416
                                              -------------         -----------        -----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                         770,246              26,640                  3          (453,969)
   Cost of insurance                               (208,331)            (32,472)            (3,567)           (6,163)
   Policy loans                                     (11,966)             (2,187)                 -            (2,370)
   Death benefits                                   (13,092)             (9,238)                 -                 -
   Withdrawals                                     (278,001)            (87,992)                 -               (22)
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from principal transactions             258,856            (105,249)            (3,564)         (462,524)
                                              -------------         -----------        -----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             246,241             (54,592)            11,759          (446,108)
NET ASSETS:
   Beginning of year                              2,094,995             413,830            191,933           446,108
                                              -------------         -----------        -----------        ----------
   End of year                                 $  2,341,236          $  359,238         $  203,692         $       -
                                              =============         ===========        ===========        ==========

                            See accompanying notes.

                                  VA II - 14

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                    Sub-accounts
                                                   -----------------------------------------------------------------------------
                                                                         Invesco V.I.        JPMorgan             JPMorgan
                                                   Invesco V.I. Capital  International    Insurance Trust      Insurance Trust
                                                   Appreciation Fund -   Growth Fund -       Core Bond           U.S. Equity
                                                         Series I          Series I     Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                              $   (3,237)    $    6,405           $    4,170           $      554
   Net realized gain (loss) on investments                        1,751          7,737                 (822)                 886
   Capital gain distributions from mutual funds                       -              -                    -                    -
   Net change in unrealized appreciation
     (depreciation) of investments                              (38,598)       (76,237)               2,495               (4,139)
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  operations                                                    (40,084)       (62,095)               5,843               (2,699)
                                                            -----------    -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                           46,384         40,804               35,283               10,000
   Cost of insurance                                            (38,092)       (62,250)              (8,643)              (7,467)
   Policy loans                                                  (3,001)         7,107                   40               (2,819)
   Death benefits                                                     -              -               (1,490)                   -
   Withdrawals                                                  (20,746)      (120,720)             (15,868)                   -
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  principal transactions                                        (15,455)      (135,059)               9,322                 (286)
                                                            -----------    -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (55,539)      (197,154)              15,165               (2,985)
NET ASSETS:
   Beginning of year                                            473,452        916,566               96,894              116,745
                                                            -----------    -----------          -----------          -----------
   End of year                                               $  417,913     $  719,412           $  112,059           $  113,760
                                                            ===========    ===========          ===========          ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                              $     (382)    $   12,777           $    2,821           $      155
   Net realized gain (loss) on investments                        6,903         41,692                2,308                2,902
   Capital gain distributions from mutual funds                       -              -                    -                    -
   Net change in unrealized appreciation
     (depreciation) of investments                               53,106         48,472                2,699               10,056
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  operations                                                     59,627        102,941                7,828               13,113
                                                            -----------    -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                           48,929         91,983               (1,494)               7,459
   Cost of insurance                                            (37,395)       (66,598)              (8,464)              (6,833)
   Policy loans                                                    (400)       (10,548)                (511)              (2,718)
   Death benefits                                                  (202)        (1,366)                   -                    -
   Withdrawals                                                  (21,724)       (76,459)              (8,107)              (5,434)
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  principal transactions                                        (10,792)       (62,988)             (18,576)              (7,526)
                                                            -----------    -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          48,835         39,953              (10,748)               5,587
NET ASSETS:
   Beginning of year                                            424,617        876,613              107,642              111,158
                                                            -----------    -----------          -----------          -----------
   End of year                                               $  473,452     $  916,566           $   96,894           $  116,745
                                                            ===========    ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 15

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                        Sub-accounts
                                         -------------------------------------------------------------------------
                                                                  Neuberger
                                              Neuberger           Berman AMT        Oppenheimer      Oppenheimer
                                              Berman AMT        Short Duration   Global Securities   Main Street
                                         Partners Portfolio -  Bond Portfolio -   Fund/VA - Non-    Fund/VA - Non-
                                               Class I             Class I        Service Shares    Service Shares
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                    $   (1,139)       $    4,008         $    2,938      $      324
   Net realized gain (loss) on
     investments                                        1,758                 4              2,887           1,894
   Capital gain distributions from
     mutual funds                                           -                 -                  -               -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (18,734)           (4,487)           (52,617)         (5,553)
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from operations                           (18,115)             (475)           (46,792)         (3,335)
                                                  -----------       -----------        -----------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                            15,278             7,596             30,448          48,096
   Cost of insurance                                  (14,341)          (12,625)           (43,834)        (26,807)
   Policy loans                                          (479)           (2,341)            (7,304)         (3,677)
   Death benefits                                           -                 -                  -          (3,408)
   Withdrawals                                         (5,439)          (13,767)           (24,661)        (19,044)
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from principal transactions                (4,981)          (21,137)           (45,351)         (4,840)
                                                  -----------       -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (23,096)          (21,612)           (92,143)         (8,175)
NET ASSETS:
   Beginning of year                                  160,085           147,986            554,648         412,157
                                                  -----------       -----------        -----------     -----------
   End of year                                     $  136,989        $  126,374         $  462,505      $  403,982
                                                  ===========       ===========        ===========     ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                    $      (47)       $    6,709         $    3,866      $    1,964
   Net realized gain (loss) on
     investments                                        7,395            (1,606)            (7,366)        (17,779)
   Capital gain distributions from
     mutual funds                                           -                 -                  -               -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                       14,143               932             78,985          70,005
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from operations                            21,491             6,035             75,485          54,190
                                                  -----------       -----------        -----------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                            24,426             2,925             36,958         (37,264)
   Cost of insurance                                  (11,983)          (10,483)           (37,173)        (30,700)
   Policy loans                                          (608)              387             (8,518)         (2,820)
   Death benefits                                           -                 -               (639)           (278)
   Withdrawals                                        (13,288)           (1,623)           (39,386)        (41,169)
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from principal transactions                (1,453)           (8,794)           (48,758)       (112,231)
                                                  -----------       -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                20,038            (2,759)            26,727         (58,041)
NET ASSETS:
   Beginning of year                                  140,047           150,745            527,921         470,198
                                                  -----------       -----------        -----------     -----------
   End of year                                     $  160,085        $  147,986         $  554,648      $  412,157
                                                  ===========       ===========        ===========     ===========

                            See accompanying notes.

                                  VA II - 16

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                           Sub-accounts
                                         -------------------------------------------------------------------------------
                                           PIMCO VIT Real     PIMCO VIT Total        SunAmerica
                                         Return Portfolio -  Return Portfolio -      Aggressive          SunAmerica
                                           Administrative      Administrative    Growth Portfolio -    Alliance Growth
                                               Class               Class              Class 1        Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                $     36,108          $    3,554        $    (11,264)        $     (7,943)
   Net realized gain (loss) on
     investments                                     74,441              (6,013)             11,308               29,623
   Capital gain distributions from
     mutual funds                                     4,099                   5                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                     68,671               9,063             (43,017)            (108,198)
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from operations                         183,319               6,609             (42,973)             (86,518)
                                              -------------         -----------       -------------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                             (11)                  -             199,608              208,998
   Cost of insurance                                (31,409)             (3,233)           (132,595)            (276,885)
   Policy loans                                           -                   -              (4,582)             (75,814)
   Death benefits                                         -                   -                (919)              (3,197)
   Withdrawals                                   (2,158,599)           (245,632)            (96,783)            (240,288)
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from principal transactions          (2,190,019)           (248,865)            (35,271)            (387,186)
                                              -------------         -----------       -------------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS          (2,006,700)           (242,256)            (78,244)            (473,704)
NET ASSETS:
   Beginning of year                              2,148,148             242,256           1,527,624            3,179,878
                                              -------------         -----------       -------------        -------------
   End of year                                 $    141,448          $        -        $  1,449,380         $  2,706,174
                                              =============         ===========       =============        =============
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                $     28,308          $    5,283        $    (10,070)        $      2,631
   Net realized gain (loss) on
     investments                                     25,308                 496              27,211              102,275
   Capital gain distributions from
     mutual funds                                    18,677               7,142                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                    104,897               5,008             242,771              161,330
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from operations                         177,190              17,929             259,912              266,236
                                              -------------         -----------       -------------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                         (42,521)                 (1)            153,702              408,605
   Cost of insurance                                (43,782)             (4,469)           (123,092)            (279,383)
   Policy loans                                           -                   -             (10,518)             (94,643)
   Death benefits                                         -                   -                   -               (2,501)
   Withdrawals                                     (271,703)                  -             (48,988)            (166,895)
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from principal transactions            (358,006)             (4,470)            (28,896)            (134,817)
                                              -------------         -----------       -------------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (180,816)             13,459             231,016              131,419
NET ASSETS:
   Beginning of year                              2,328,964             228,797           1,296,608            3,048,459
                                              -------------         -----------       -------------        -------------
   End of year                                 $  2,148,148          $  242,256        $  1,527,624         $  3,179,878
                                              =============         ===========       =============        =============

                            See accompanying notes.

                                  VA II - 17

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                            Sub-accounts
                                         ---------------------------------------------------------------------------------
                                             SunAmerica        SunAmerica Blue        SunAmerica         SunAmerica Cash
                                         Balanced Portfolio      Chip Growth        Capital Growth         Management
                                             - Class 1       Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                  $    9,024            $    (258)           $    (231)        $    (11,537)
   Net realized gain (loss) on
     investments                                      2,537                2,176                   89                 (981)
   Capital gain distributions from
     mutual funds                                         -                    -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                        730               (4,229)                (488)              (3,297)
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from operations                          12,291               (2,311)                (630)             (15,815)
                                                -----------           ----------           ----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          81,208               (1,050)               1,717              611,421
   Cost of insurance                                (66,847)              (2,178)              (1,620)            (200,267)
   Policy loans                                      (2,728)                  (2)                   -              (14,970)
   Death benefits                                    (2,219)                   -                    -                    -
   Withdrawals                                      (12,123)             (32,557)                   -             (210,023)
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions              (2,709)             (35,787)                  97              186,161
                                                -----------           ----------           ----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS               9,582              (38,098)                (533)             170,346
NET ASSETS:
   Beginning of year                                825,287               80,245               30,595            1,389,656
                                                -----------           ----------           ----------        -------------
   End of year                                   $  834,869            $  42,147            $  30,062         $  1,560,002
                                                ===========           ==========           ==========        =============
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                  $    9,324            $    (325)           $    (298)        $    (13,158)
   Net realized gain (loss) on
     investments                                     (5,211)              (1,703)                 839              (30,344)
   Capital gain distributions from
     mutual funds                                         -                    -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                     80,903               10,237                  536               26,255
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from operations                          85,016                8,209                1,077              (17,247)
                                                -----------           ----------           ----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          55,695                6,360               (8,793)             155,023
   Cost of insurance                                (64,229)              (2,446)              (1,135)            (185,774)
   Policy loans                                     (21,005)                  (6)                   -              (20,407)
   Death benefits                                    (9,470)                   -                    -             (189,772)
   Withdrawals                                     (115,776)                   -                    -             (735,595)
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions            (154,785)               3,908               (9,928)            (976,525)
                                                -----------           ----------           ----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (69,769)              12,117               (8,851)            (993,772)
NET ASSETS:
   Beginning of year                                895,056               68,128               39,446            2,383,428
                                                -----------           ----------           ----------        -------------
   End of year                                   $  825,287            $  80,245            $  30,595         $  1,389,656
                                                ===========           ==========           ==========        =============

                            See accompanying notes.

                                  VA II - 18

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                            Sub-accounts
                                         ---------------------------------------------------------------------------------
                                                                                       SunAmerica
                                             SunAmerica        SunAmerica Davis      "Dogs" of Wall        SunAmerica
                                           Corporate Bond        Venture Value     Street Portfolio -   Emerging Markets
                                         Portfolio - Class 1  Portfolio - Class 1       Class 1        Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                   $   22,642         $      9,095          $    3,569         $     (1,957)
   Net realized gain (loss) on
     investments                                         182                8,790               2,715              (10,213)
   Capital gain distributions from
     mutual funds                                      1,888                    -                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (5,516)            (103,288)             19,856             (305,739)
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from operations                           19,196              (85,403)             26,140             (317,909)
                                                 -----------        -------------         -----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           73,457               77,069              24,914                8,235
   Cost of insurance                                 (22,408)            (115,297)            (11,333)             (76,843)
   Policy loans                                       (1,756)             (22,629)             (1,578)                (394)
   Death benefits                                          -                 (721)                  -                 (884)
   Withdrawals                                       (21,649)            (106,509)             (8,325)             (36,723)
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions               27,644             (168,087)              3,678             (106,609)
                                                 -----------        -------------         -----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS               46,840             (253,490)             29,818             (424,518)
NET ASSETS:
   Beginning of year                                 343,723            1,767,696             216,672            1,253,273
                                                 -----------        -------------         -----------        -------------
   End of year                                    $  390,563         $  1,514,206          $  246,490         $    828,755
                                                 ===========        =============         ===========        =============
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                   $   24,079         $        (30)         $    4,113         $      7,589
   Net realized gain (loss) on
     investments                                      18,787             (186,176)            (13,151)            (207,556)
   Capital gain distributions from
     mutual funds                                          -                    -                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (3,181)             361,061              37,462              385,387
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from operations                           39,685              174,855              28,424              185,420
                                                 -----------        -------------         -----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          (11,557)             224,603              31,972               87,334
   Cost of insurance                                 (22,643)            (129,941)             (9,077)             (79,180)
   Policy loans                                       (5,684)             (36,854)             (9,000)             (16,681)
   Death benefits                                          -               (1,323)                  -               (4,556)
   Withdrawals                                       (30,561)            (122,078)                  -              (37,997)
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions              (70,445)             (65,593)             13,895              (51,080)
                                                 -----------        -------------         -----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (30,760)             109,262              42,319              134,340
NET ASSETS:
   Beginning of year                                 374,483            1,658,434             174,353            1,118,933
                                                 -----------        -------------         -----------        -------------
   End of year                                    $  343,723         $  1,767,696          $  216,672         $  1,253,273
                                                 ===========        =============         ===========        =============

                            See accompanying notes.

                                  VA II - 19

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                 Sub-accounts
                                              ---------------------------------------------------------------------------------
                                                  SunAmerica           SunAmerica
                                                    Equity            Fundamental          SunAmerica           SunAmerica
                                                 Opportunities     Growth Portfolio -      Global Bond        Global Equities
                                              Portfolio - Class 1       Class 1        Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                        $     (484)         $   (5,602)          $    6,831           $      956
   Net realized gain (loss) on investments                    691               9,625                2,878                2,008
   Capital gain distributions from mutual
     funds                                                      -                   -                6,273                    -
   Net change in unrealized appreciation
     (depreciation) of investments                         (2,858)            (46,111)               3,630              (53,625)
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from operations                                          (2,651)            (42,088)              19,612              (50,661)
                                                      -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate option               31,801              82,806               94,935               23,666
   Cost of insurance                                      (22,410)           (112,883)             (36,372)             (37,222)
   Policy loans                                               166                 214               (2,050)              (4,614)
   Death benefits                                               -                   -                    -                 (718)
   Withdrawals                                             (1,848)            (77,716)              (5,066)              (8,106)
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from principal transactions                               7,709            (107,579)              51,447              (26,994)
                                                      -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     5,058            (149,667)              71,059              (77,655)
NET ASSETS:
   Beginning of year                                      319,958             831,183              416,616              483,613
                                                      -----------         -----------          -----------          -----------
   End of year                                         $  325,016          $  681,516           $  487,675           $  405,958
                                                      ===========         ===========          ===========          ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                        $      (90)         $   (5,608)          $   14,971           $    4,370
   Net realized gain (loss) on investments                (44,963)                706                2,797               (3,347)
   Capital gain distributions from mutual
     funds                                                      -                   -                7,972                    -
   Net change in unrealized appreciation
     (depreciation) of investments                         88,629             118,802               (2,786)              56,627
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from operations                                          43,576             113,900               22,954               57,650
                                                      -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate option               30,425              91,025               52,772               41,952
   Cost of insurance                                      (22,268)            (97,478)             (31,306)             (37,757)
   Policy loans                                            (4,128)             (2,553)              (3,580)              (5,465)
   Death benefits                                          (1,043)                  -                 (346)                   -
   Withdrawals                                             (5,059)            (43,065)             (31,636)             (14,307)
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from principal transactions                              (2,073)            (52,071)             (14,096)             (15,577)
                                                      -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    41,503              61,829                8,858               42,073
NET ASSETS:
   Beginning of year                                      278,455             769,354              407,758              441,540
                                                      -----------         -----------          -----------          -----------
   End of year                                         $  319,958          $  831,183           $  416,616           $  483,613
                                                      ===========         ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 20

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                             Sub-accounts
                                         -----------------------------------------------------------------------------------
                                                                                                             SunAmerica
                                             SunAmerica                                                    International
                                               Growth             SunAmerica        SunAmerica High-        Diversified
                                            Opportunities        Growth-Income         Yield Bond       Equities Portfolio -
                                         Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1        Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                   $     (752)        $      3,477           $   17,811            $    6,534
   Net realized gain (loss) on
     investments                                         498               18,327                  356                 2,846
   Capital gain distributions from
     mutual funds                                          -                    -                    -                     -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (2,216)             103,905              (10,438)              (86,934)
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from operations                           (2,470)             125,709                7,729               (77,554)
                                                 -----------        -------------          -----------           -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           13,942               71,938               34,409                (1,916)
   Cost of insurance                                  (3,785)            (133,535)             (14,741)              (54,231)
   Policy loans                                            -              (21,732)                 (61)                1,345
   Death benefits                                          -                    -                    -                  (480)
   Withdrawals                                             -              (94,380)             (13,255)              (20,152)
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from principal transactions               10,157             (177,709)               6,352               (75,434)
                                                 -----------        -------------          -----------           -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                7,687              (52,000)              14,081              (152,988)
NET ASSETS:
   Beginning of year                                  93,459            1,870,041              214,895               559,000
                                                 -----------        -------------          -----------           -----------
   End of year                                    $  101,146         $  1,818,041           $  228,976            $  406,012
                                                 ===========        =============          ===========           ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                   $     (463)        $      3,911           $   25,295            $   16,091
   Net realized gain (loss) on
     investments                                      (4,732)             (45,400)             (30,547)                9,961
   Capital gain distributions from
     mutual funds                                          -                    -                    -                     -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      18,169              227,003               41,606                 6,237
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from operations                           12,974              185,514               36,354                32,289
                                                 -----------        -------------          -----------           -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           23,908              272,980                  440                78,536
   Cost of insurance                                  (1,834)            (128,250)             (14,439)              (54,308)
   Policy loans                                            -              (20,920)              (1,313)               (4,031)
   Death benefits                                          -                 (533)                   -                  (968)
   Withdrawals                                          (965)             (69,068)             (33,981)              (49,068)
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from principal transactions               21,109               54,209              (49,293)              (29,839)
                                                 -----------        -------------          -----------           -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               34,083              239,723              (12,939)                2,450
NET ASSETS:
   Beginning of year                                  59,376            1,630,318              227,834               556,550
                                                 -----------        -------------          -----------           -----------
   End of year                                    $   93,459         $  1,870,041           $  214,895            $  559,000
                                                 ===========        =============          ===========           ===========

                            See accompanying notes.

                                  VA II - 21

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                           Sub-accounts
                                         --------------------------------------------------------------------------------
                                             SunAmerica
                                           International         SunAmerica        SunAmerica MFS
                                             Growth and       Marsico Focused       Massachusetts       SunAmerica MFS
                                         Income Portfolio -  Growth Portfolio -    Investors Trust       Total Return
                                              Class 1             Class 1        Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                  $   14,525          $   (2,549)          $     (274)          $   14,042
   Net realized gain (loss) on
     investments                                      7,602               1,623                2,650                7,976
   Capital gain distributions from
     mutual funds                                         -                   -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                   (114,902)            (12,018)             (14,457)             (13,892)
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from operations                         (92,775)            (12,944)             (12,081)               8,126
                                                -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          33,548              37,157               30,033               87,205
   Cost of insurance                                (55,794)            (38,045)             (34,992)            (102,188)
   Policy loans                                      (1,349)                437              (10,122)              (3,988)
   Death benefits                                         -                   -                    -                    -
   Withdrawals                                      (52,220)             (8,528)              (2,113)             (70,497)
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from principal transactions             (75,815)             (8,979)             (17,194)             (89,468)
                                                -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (168,590)            (21,923)             (29,275)             (81,342)
NET ASSETS:
   Beginning of year                                721,882             606,921              465,519              790,561
                                                -----------         -----------          -----------          -----------
   End of year                                   $  553,292          $  584,998           $  436,244           $  709,219
                                                ===========         ===========          ===========          ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                  $   22,751          $   (1,850)          $      930           $   19,729
   Net realized gain (loss) on
     investments                                    (84,740)            (24,983)              10,826              (71,482)
   Capital gain distributions from
     mutual funds                                         -                   -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                    100,744             117,253               31,314              130,207
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from operations                          38,755              90,420               43,070               78,454
                                                -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          45,412              19,013               42,536                1,151
   Cost of insurance                                (61,256)            (36,490)             (36,646)             (94,484)
   Policy loans                                     (16,197)             (7,670)             (26,454)             (17,775)
   Death benefits                                         -                (288)              (1,862)                   -
   Withdrawals                                      (36,456)             (8,052)             (20,493)             (46,467)
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from principal transactions             (68,497)            (33,487)             (42,919)            (157,575)
                                                -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (29,742)             56,933                  151              (79,121)
NET ASSETS:
   Beginning of year                                751,624             549,988              465,368              869,682
                                                -----------         -----------          -----------          -----------
   End of year                                   $  721,882          $  606,921           $  465,519           $  790,561
                                                ===========         ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 22

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                  Sub-accounts
                               ---------------------------------------------------------------------------------
                                 SunAmerica Mid-     SunAmerica Real        SunAmerica           SunAmerica
                                   Cap Growth       Estate Portfolio -      Technology         Telecom Utility
                               Portfolio - Class 1       Class 1        Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment income
     (loss)                           $    (16,433)         $      897            $    (851)          $    5,977
   Net realized gain (loss)
     on investments                         24,783              12,430                 (210)               1,851
   Capital gain distributions
     from mutual funds                           -                   -                    -                    -
   Net change in unrealized
     appreciation
     (depreciation) of
     investments                          (142,510)             23,036               (6,824)              10,809
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  operations                              (134,160)             36,363               (7,885)              18,637
                                     -------------         -----------           ----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers
     from (to) other
     Sub-accounts or fixed
     rate option                            99,427             (36,349)               1,718               31,305
   Cost of insurance                      (186,143)            (35,018)              (2,727)             (17,192)
   Policy loans                            (13,829)             (4,516)               1,478                 (122)
   Death benefits                           (2,716)                  -                    -                 (762)
   Withdrawals                            (127,299)            (54,670)             (27,080)              (7,597)
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  principal transactions                  (230,560)           (130,553)             (26,611)               5,632
                                     -------------         -----------           ----------          -----------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS                              (364,720)            (94,190)             (34,496)              24,269
NET ASSETS:
   Beginning of year                     2,340,092             546,534              114,501              348,113
                                     -------------         -----------           ----------          -----------
   End of year                        $  1,975,372          $  452,344            $  80,005           $  372,382
                                     =============         ===========           ==========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment income
     (loss)                           $    (14,610)         $    5,365            $    (752)          $    6,714
   Net realized gain (loss)
     on investments                         44,764             (71,875)              (1,981)                 502
   Capital gain distributions
     from mutual funds                           -                   -                    -                    -
   Net change in unrealized
     appreciation
     (depreciation) of
     investments                           419,311             144,346               21,730               31,073
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  operations                               449,465              77,836               18,997               38,289
                                     -------------         -----------           ----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers
     from (to) other
     Sub-accounts or fixed
     rate option                           309,823             114,122                9,346               28,306
   Cost of insurance                      (175,534)            (33,321)              (2,632)             (16,216)
   Policy loans                            (13,213)             (6,910)               2,934               (2,175)
   Death benefits                             (284)                  -                    -                    -
   Withdrawals                             (92,590)            (10,533)              (5,322)                (830)
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  principal transactions                    28,202              63,358                4,326                9,085
                                     -------------         -----------           ----------          -----------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS                               477,667             141,194               23,323               47,374
NET ASSETS:
   Beginning of year                     1,862,425             405,340               91,178              300,739
                                     -------------         -----------           ----------          -----------
   End of year                        $  2,340,092          $  546,534            $ 114,501           $  348,113
                                     =============         ===========           ==========          ===========

                            See accompanying notes.

                                  VA II - 23

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                        Sub-accounts
                                         -------------------------------------------------------------------------
                                          SunAmerica Total       UIF Mid Cap      VALIC Company I  VALIC Company I
                                             Return Bond      Growth Portfolio -   International   Small Cap Index
                                         Portfolio - Class 1    Class I Shares     Equities Fund        Fund
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                   $    2,662          $      475     $     20,657       $      953
   Net realized gain (loss) on
     investments                                         812                 239          (16,612)         (15,987)
   Capital gain distributions from
     mutual funds                                      3,025                  85                -                -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                         498             (15,344)        (139,485)         (27,908)
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from operations                            6,997             (14,545)        (135,440)         (42,942)
                                                 -----------         -----------    -------------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          194,781                  (2)               -               (2)
   Cost of insurance                                 (17,416)             (3,402)         (17,277)          (6,984)
   Policy loans                                          133                   -                -                -
   Death benefits                                          -                   -                -                -
   Withdrawals                                             -                   -         (302,007)        (287,829)
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from principal transactions              177,498              (3,404)        (319,284)        (294,815)
                                                 -----------         -----------    -------------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              184,495             (17,949)        (454,724)        (337,757)
NET ASSETS:
   Beginning of year                                  95,609             206,169        1,145,480          486,485
                                                 -----------         -----------    -------------      -----------
   End of year                                    $  280,104          $  188,220     $    690,756       $  148,728
                                                 ===========         ===========    =============      ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                   $    1,025          $   (1,306)    $     20,058       $    2,304
   Net realized gain (loss) on
     investments                                       1,943             (12,224)        (768,003)        (203,282)
   Capital gain distributions from
     mutual funds                                          -                   -                -                -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                         558              90,632          740,109          298,989
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from operations                            3,526              77,102           (7,836)          98,011
                                                 -----------         -----------    -------------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           49,354             (13,809)          92,606          (19,664)
   Cost of insurance                                  (3,981)             (5,334)         (28,438)          (9,434)
   Policy loans                                         (636)                  -                -                -
   Death benefits                                          -                   -                -                -
   Withdrawals                                        (9,487)           (358,072)      (1,496,532)        (261,021)
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from principal transactions               35,250            (377,215)      (1,432,364)        (290,119)
                                                 -----------         -----------    -------------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               38,776            (300,113)      (1,440,200)        (192,108)
NET ASSETS:
   Beginning of year                                  56,833             506,282        2,585,680          678,593
                                                 -----------         -----------    -------------      -----------
   End of year                                    $   95,609          $  206,169     $  1,145,480       $  486,485
                                                 ===========         ===========    =============      ===========

                            See accompanying notes.

                                  VA II - 24

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                  Sub-accounts
                                                             ------------------------------------------------------
                                                                                    Van Eck VIP
                                                                 Van Eck VIP        Global Hard     Vanguard VIF
                                                               Emerging Markets    Assets Fund -  Total Bond Market
                                                             Fund - Initial Class  Initial Class   Index Portfolio
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                                        $      529     $      860         $    5,347
   Net realized gain (loss) on investments                                 (9,471)           632               (254)
   Capital gain distributions from mutual funds                                 -          3,951              1,511
   Net change in unrealized appreciation (depreciation) of
     investments                                                         (101,097)       (60,857)             1,796
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from operations              (110,039)       (55,414)             8,400
                                                                      -----------    -----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other Sub-accounts
     or fixed rate option                                                  21,839         14,591                 (1)
   Cost of insurance                                                      (35,690)       (26,739)            (2,235)
   Policy loans                                                            (7,762)          (282)                 -
   Death benefits                                                               -              -                  -
   Withdrawals                                                            (17,824)       (15,589)          (172,724)
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from principal
  transactions                                                            (39,437)       (28,019)          (174,960)
                                                                      -----------    -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                  (149,476)       (83,433)          (166,560)
NET ASSETS:
   Beginning of year                                                      429,254        333,860            166,560
                                                                      -----------    -----------        -----------
   End of year                                                         $  279,778     $  250,427         $        -
                                                                      ===========    ===========        ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                                        $   (1,227)    $   (1,572)        $    5,502
   Net realized gain (loss) on investments                                (30,845)        12,379                155
   Capital gain distributions from mutual funds                                 -              -                284
   Net change in unrealized appreciation (depreciation) of
     investments                                                          118,331         47,349              4,044
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from operations                86,259         58,156              9,985
                                                                      -----------    -----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other Sub-accounts
     or fixed rate option                                                  69,731       (115,539)                (1)
   Cost of insurance                                                      (32,807)       (28,561)            (3,129)
   Policy loans                                                            (8,405)        (1,846)                 -
   Death benefits                                                               -        (20,629)                 -
   Withdrawals                                                            (10,712)       (13,816)                 -
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from principal
  transactions                                                             17,807       (180,391)            (3,130)
                                                                      -----------    -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   104,066       (122,235)             6,855
NET ASSETS:
   Beginning of year                                                      325,188        456,095            159,705
                                                                      -----------    -----------        -----------
   End of year                                                         $  429,254     $  333,860         $  166,560
                                                                      ===========    ===========        ===========

                            See accompanying notes.

                                  VA II - 25

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION

Variable Account II (the "Account") was established by American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company) (the "Company") on June 5, 1986, to fund individual and group flexible premium variable universal life insurance policies issued by the Company. Effective in the state of Delaware on December 8, 2009, the Company changed its name from AIG Life Insurance Company to American General Life Insurance Company of Delaware. The Executive Advantage(R) policy is currently offered by the Account. Gallery Life, Gemstone Life, Polaris Life, Polaris Survivorship Life, and the Variable Universal Life Policy are no longer offered. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Account is divided into "Sub-accounts" that invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Sub-accounts are as follows:

     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS): (2)
             Invesco V.I. Capital Appreciation Fund - Series I (3)
               Invesco V.I. High Yield Fund - Series I (1) (12)
             Invesco V.I. International Growth Fund - Series I (4)
       Invesco Van Kampen V.I. High Yield Fund - Series I (1) (10) (12)
        Invesco Van Kampen V.I. Mid Cap Value Fund - Series I (1) (11)

 ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. ("ALLIANCEBERNSTEIN"):
        AllianceBernstein Balanced Wealth Strategy Portfolio - Class A
         AllianceBernstein Global Thematic Growth Portfolio - Class A
            AllianceBernstein Growth and Income Portfolio - Class A
                 AllianceBernstein Growth Portfolio - Class A
            AllianceBernstein Intermediate Bond Portfolio - Class A
        AllianceBernstein International Growth Portfolio - Class A (1)
            AllianceBernstein Large Cap Growth Portfolio - Class A
              AllianceBernstein Money Market Portfolio - Class A
         AllianceBernstein Real Estate Investment Portfolio - Class A
            AllianceBernstein Small Cap Growth Portfolio - Class A

      AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. ("AMERICAN CENTURY VP"):
            American Century VP Capital Appreciation Fund - Class I
              American Century VP Income & Growth Fund - Class I
             American Century VP International Fund - Class I (1)

                             ANCHOR SERIES TRUST:
           Anchor Series Trust Asset Allocation Portfolio - Class 1
         Anchor Series Trust Capital Appreciation Portfolio - Class 1
      Anchor Series Trust Government and Quality Bond Portfolio - Class 1
                Anchor Series Trust Growth Portfolio - Class 1
           Anchor Series Trust Natural Resources Portfolio - Class 1

             BLACKROCK VARIABLE SERIES FUNDS, INC. ("BLACKROCK"):
                   BlackRock Basic Value V.I. Fund - Class I
          BlackRock Capital Appreciation V.I. Fund - Class I (1) (6)
          BlackRock U.S. Government Bond V.I. Fund - Class I (1) (13)
             BlackRock Value Opportunities V.I. Fund - Class I (1)

                    CREDIT SUISSE TRUST ("CREDIT SUISSE"):
        Credit Suisse International Equity Flex III Portfolio (1) (14)
              Credit Suisse U.S. Equity Flex I Portfolio (1) (15)

                DREYFUS STOCK INDEX FUND, INC. - INITIAL SHARES

                                   VA II -26

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 1 - ORGANIZATION - CONTINUED

         FIDELITY(R) VARIABLE INSURANCE PRODUCTS ("FIDELITY(R) VIP"):
          Fidelity(R) VIP Asset Manager(SM) Portfolio - Initial Class
            Fidelity(R) VIP Balanced Portfolio - Initial Class (1)
            Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class
               Fidelity(R) VIP Growth Portfolio - Initial Class
             Fidelity(R) VIP High Income Portfolio - Initial Class
              Fidelity(R) VIP Index 500 Portfolio - Initial Class
        Fidelity(R) VIP Investment Grade Bond Portfolio - Initial Class
            Fidelity(R) VIP Money Market Portfolio - Initial Class
              Fidelity(R) VIP Overseas Portfolio - Initial Class

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST ("FRANKLIN TEMPLETON"):
 Franklin Templeton Templeton Developing Markets Securities Fund - Class 2 (1)
        Franklin Templeton Templeton Foreign Securities Fund - Class 2 Franklin Templeton Templeton Global Asset Allocation Fund - Class 1 (1) (5)
       Franklin Templeton Templeton Growth Securities Fund - Class 2 (1)

         GOLDMAN SACHS VARIABLE INSURANCE TRUST ("GOLDMAN SACHS VIT"):
 Goldman Sachs VIT Strategic International Equity Fund - Institutional Shares
     Goldman Sachs VIT Structured U.S. Equity Fund - Institutional Shares

                           JPMORGAN INSURANCE TRUST:
            JPMorgan Insurance Trust Core Bond Portfolio - Class 1
        JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1 (1)
           JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1

     NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("NEUBERGER BERMAN AMT"):
               Neuberger Berman AMT Partners Portfolio - Class I
         Neuberger Berman AMT Short Duration Bond Portfolio - Class I

              OPPENHEIMER VARIABLE ACCOUNT FUNDS ("OPPENHEIMER"):
          Oppenheimer Global Securities Fund/VA - Non-Service Shares
             Oppenheimer Main Street Fund/VA - Non-Service Shares

                 PIMCO VARIABLE INSURANCE TRUST ("PIMCO VIT"):
           PIMCO VIT High Yield Portfolio - Administrative Class (1)
   PIMCO VIT Long-Term U.S. Government Portfolio - Administrative Class (1)
            PIMCO VIT Real Return Portfolio - Administrative Class
           PIMCO VIT Short-Term Portfolio - Administrative Class (1)
            PIMCO VIT Total Return Portfolio - Administrative Class

                    SUNAMERICA SERIES TRUST ("SUNAMERICA"):
             SunAmerica "Dogs" of Wall Street Portfolio - Class 1
               SunAmerica Aggressive Growth Portfolio - Class 1
                SunAmerica Alliance Growth Portfolio - Class 1
                    SunAmerica Balanced Portfolio - Class 1
                SunAmerica Blue Chip Growth Portfolio - Class 1
                 SunAmerica Capital Growth Portfolio - Class 1
                SunAmerica Cash Management Portfolio - Class 1
                 SunAmerica Corporate Bond Portfolio - Class 1
              SunAmerica Davis Venture Value Portfolio - Class 1
                SunAmerica Emerging Markets Portfolio - Class 1
              SunAmerica Equity Opportunities Portfolio - Class 1
               SunAmerica Fundamental Growth Portfolio - Class 1
                  SunAmerica Global Bond Portfolio - Class 1
                SunAmerica Global Equities Portfolio - Class 1
              SunAmerica Growth Opportunities Portfolio - Class 1

                                  VA II - 27

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 1 - ORGANIZATION - CONTINUED

              SUNAMERICA SERIES TRUST ("SUNAMERICA"): - CONTINUED
                 SunAmerica Growth-Income Portfolio - Class 1
                SunAmerica High-Yield Bond Portfolio - Class 1
       SunAmerica International Diversified Equities Portfolio - Class 1
        SunAmerica International Growth and Income Portfolio - Class 1
             SunAmerica Marsico Focused Growth Portfolio - Class 1
       SunAmerica MFS Massachusetts Investors Trust Portfolio - Class 1
                SunAmerica MFS Total Return Portfolio - Class 1
                 SunAmerica Mid-Cap Growth Portfolio - Class 1
                  SunAmerica Real Estate Portfolio - Class 1
                   SunAmerica Technology Portfolio - Class 1
                SunAmerica Telecom Utility Portfolio - Class 1
               SunAmerica Total Return Bond Portfolio - Class 1

               THE UNIVERSAL INSTITUTIONAL FUNDS, INC. ("UIF"):
           UIF Core Plus Fixed Income Portfolio - Class I Shares (1)
          UIF Emerging Markets Equity Portfolio - Class I Shares (1)
                 UIF Mid Cap Growth Portfolio - Class I Shares

                               VALIC COMPANY I:
                  VALIC Company I International Equities Fund
                    VALIC Company I Mid Cap Index Fund (1)
                     VALIC Company I Small Cap Index Fund

                      VAN ECK VIP TRUST ("VAN ECK"): (7)
             Van Eck VIP Emerging Markets Fund - Initial Class (8)
            Van Eck VIP Global Hard Assets Fund - Initial Class (9)

           VANGUARD(R) VARIABLE INSURANCE FUND ("VANGUARD(R) VIF"):
               Vanguard(R) VIF Total Bond Market Index Portfolio
            Vanguard(R) VIF Total Stock Market Index Portfolio (1)

(1)  Sub-accounts had no activity in current year.
(2) Effective April 30, 2010, AIM Variable Insurance Funds changed its name to AIM Variable Insurance Funds (Invesco Variable Insurance Funds).
(3) Effective April 30, 2010, AIM V.I. Capital Appreciation Fund - Series I changed its name to Invesco V.I. Capital Appreciation Fund - Series I.
(4) Effective April 30, 2010, AIM V.I. International Growth Fund - Series I changed its name to Invesco V.I. International Growth Fund - Series I.
(5) Effective April 30, 2010, Franklin Templeton Templeton Global Asset Allocation Fund - Class 1 was closed and liquidated.
(6) Effective May 1, 2010, BlackRock Fundamental Growth V.I. Fund - Class I changed its name to BlackRock Capital Appreciation V.I. Fund - Class I.
(7) Effective May 1, 2010, Van Eck Worldwide Insurance Trust changed its name to Van Eck VIP Trust.
(8) Effective May 1, 2010, Van Eck Worldwide Emerging Markets Fund - Initial Class changed its name to Van Eck VIP Emerging Markets Fund - Initial Class.
(9) Effective May 1, 2010, Van Eck Worldwide Hard Assets Fund - Initial Class changed its name to Van Eck VIP Global Hard Assets Fund - Initial Class.
(10) Effective June 1, 2010, UIF High Yield Portfolio - Class I Shares was acquired by Invesco Van Kampen V.I. High Yield Fund - Series I.
(11) Effective June 1, 2010, UIF U.S. Mid Cap Value Portfolio - Class I Shares was acquired by Invesco Van Kampen V.I. Mid Cap Value Fund - Series I.
(12) Effective April 29, 2011, Invesco Van Kampen V.I. High Yield Fund - Series I was acquired by Invesco V.I. High Yield Fund - Series I.

                                  VA II - 28

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 1 - ORGANIZATION - CONTINUED

(13) Effective October 1, 2011, BlackRock Government Income V.I. Fund - Class I changed its name to BlackRock U.S. Government Bond V.I. Fund - Class I.
(14) Effective October 21, 2011, Credit Suisse International Equity Flex III Portfolio was closed and liquidated.
(15) Effective October 21, 2011, Credit Suisse U.S. Equity Flex I Portfolio was closed and liquidated.

SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust and SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Sub-accounts above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the appropriate policy prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Account are segregated from the Company's other assets. The operations of the Account are part of the Company.

Net premiums from the policies are allocated to the Sub-accounts and invested in the funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statements of Changes in Net Assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying financial statements of the Account have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The accounting principals followed by the Account and the methods of applying those principles are presented below.

USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

POLICY LOANS - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Sub-account(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Sub-account(s), after they are first used to repay all loans taken from the declared fixed interest account option.

FEDERAL INCOME TAXES - The Company is taxed as a life insurance company under the Internal Revenue Code and includes operations of the Account in determining its federal income tax liability. As a result, the Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Account are not taxable. Therefore, no federal income tax provision has been made.

ACCUMULATION UNIT - This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

                                  VA II - 29

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 3 - FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value in the Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Account considers factors specific to the asset or liability.

Level 1-- Fair value measurements that are quoted prices (unadjusted) in active markets that the Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most Account assets and most mutual funds.

Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

The Account assets measured at fair value as of December 31, 2011 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2011, and respective hierarchy levels. As all assets of the Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2011, is presented.

NOTE 4 - POLICY CHARGES

DEDUCTIONS FROM PREMIUM PAYMENTS - The deductions from each premium payment are for state premium taxes and for other expenses associated with selling and distributing the policy. A summary of premium expense charges for each policy follows:

---------------------------------------------------------------------------------
POLICIES                            PREMIUM EXPENSE CHARGES
---------------------------------------------------------------------------------
Variable Universal Life Policy and  5% of each premium payment plus the state
Gallery Life                        specific premium taxes.
---------------------------------------------------------------------------------
Executive Advantage                 The maximum charge is 9% of each premium
                                    payment.
---------------------------------------------------------------------------------
Gemstone Life                       5% of each premium payment up to the target
                                    premium amount plus 2% of any premium paid
                                    in excess of the target premium amount for
                                    policy years 1-10. 3% of each premium
                                    payment up to the target premium amount plus
                                    2% of any premium paid in excess of the
                                    target premium amount beginning in policy
                                    year 11. The maximum charge is 8% of each
                                    premium payment.
---------------------------------------------------------------------------------
Polaris Life and Polaris            Currently 5% for the first 10 policy years
Survivorship Life                   and 3% thereafter. The maximum charge
                                    allowed is 8% of each premium payment.
---------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGES - Deductions for administrative expenses and mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and paid to the Company from the daily net asset value of the Sub-accounts. A summary of the charges by policy follows:

                                  VA II - 30

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 4 - POLICY CHARGES - CONTINUED


                                    MORTALITY AND EXPENSE RISK AND MORTALITY AND EXPENSE RISK AND
                                    ADMINISTRATIVE CHARGES CURRENT     ADMINISTRATIVE CHARGES
POLICIES                                 MINIMUM ANNUAL RATE            MAXIMUM ANNUAL RATE
-------------------------------------------------------------------------------------------------
Variable Universal Life Policy and
Gallery Life                                     0.90%                          0.90%
-------------------------------------------------------------------------------------------------
Executive Advantage                              0.10%                          1.00%
-------------------------------------------------------------------------------------------------
Gemstone Life                                    0.75%                          0.90%
-------------------------------------------------------------------------------------------------
Polaris Life and Polaris
Survivorship Life                                0.75%                          0.90%
-------------------------------------------------------------------------------------------------

MONTHLY ADMINISTRATIVE AND EXPENSE CHARGES - Monthly administrative charges are paid to the Company for the administrative services provided under the current policies. The Company may charge a maximum fee of $15 for the monthly administrative charge. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied against each $1,000 of base coverage. This charge varies according to the ages, gender and the premium classes of both of the contingent insurers, as well as the amount of coverage.

There may be an additional monthly administrative charge during the first policy year and the 12 months after an increase in face amount per insured. This charge will not exceed $25 a month per insured. The monthly administrative and expense charges are paid by redemption of units outstanding. Monthly administrative and expense charges are included with cost of insurance in the Statements of Changes in Net Assets under principal transactions.

COST OF INSURANCE CHARGE - Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charges are paid by redemption of units outstanding. Cost of insurance charges are included in the Statements of Changes in Net Assets under principal transactions.

OPTIONAL RIDER CHARGES - Monthly charges are deducted if the policy owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are paid by redemption of units outstanding. Optional rider charges are included with cost of insurance in the Statements of Changes in Net Assets under principal transactions.

TRANSFER CHARGES - A transfer charge of $25 may be assessed for each transfer in excess of twelve each policy year. Transfer requests are subject to the Company's published rules concerning market timing. A policy owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers. The transfer charges are paid by redemption of units outstanding. Transfer charges are included with net premiums and transfers from (to) other sub-accounts or fixed rate option in the Statements of Changes in Net Assets under principal transactions.

SURRENDER CHARGE - A surrender charge may be applicable to certain withdrawal amounts and is payable to the Company. The amount of the surrender charge is based on a table of charges and the premiums paid under the policy or the face amount of the policy (including increases and decreases in the face amount of the policy). For any partial surrender, the Company may charge a maximum transaction fee per policy equal to the lesser of 2% of the amount withdrawn or $25. The surrender and partial withdrawal charges are paid by redemption of units outstanding. Surrender and partial withdrawal charges are included with withdrawals in the Statements of Changes in Net Assets under principal transactions.

POLICY LOAN - A loan may be requested against the policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

                                  VA II - 31

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 5 - PURCHASES AND SALES OF INVESTMENTS

For the year ended December 31, 2011, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                  Proceeds from
Sub-accounts                                    Cost of Purchases     Sales
-------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth Strategy
  Portfolio - Class A                               $      31,607 $      30,047
AllianceBernstein Global Thematic Growth
  Portfolio - Class A                                      95,179       198,605
AllianceBernstein Growth and Income Portfolio
  - Class A                                                86,567       410,984
AllianceBernstein Growth Portfolio - Class A               45,011       187,256
AllianceBernstein Intermediate Bond Portfolio
  - Class A                                                 4,650         7,145
AllianceBernstein Large Cap Growth Portfolio -
  Class A                                                  76,696       115,796
AllianceBernstein Money Market Portfolio -
  Class A                                                 193,898       169,897
AllianceBernstein Real Estate Investment
  Portfolio - Class A                                     104,032        71,580
AllianceBernstein Small Cap Growth Portfolio -
  Class A                                                  62,839        44,659
American Century VP Capital Appreciation Fund
  - Class I                                                15,239        28,956
American Century VP Income & Growth Fund -
  Class I                                                  11,968        34,434
Anchor Series Trust Asset Allocation Portfolio
  - Class 1                                                23,439        30,471
Anchor Series Trust Capital Appreciation
  Portfolio - Class 1                                     187,316       555,528
Anchor Series Trust Government and Quality
  Bond Portfolio - Class 1                                108,787       281,463
Anchor Series Trust Growth Portfolio - Class 1             62,900       166,457
Anchor Series Trust Natural Resources
  Portfolio - Class 1                                     438,333       242,631
BlackRock Basic Value V.I. Fund - Class I                     291       176,759
Dreyfus Stock Index Fund, Inc. - Initial Shares           250,178       399,113
Fidelity VIP Asset Manager Portfolio - Initial
  Class                                                    82,385       102,082
Fidelity VIP Contrafund Portfolio - Initial
  Class                                                   119,794       605,863
Fidelity VIP Growth Portfolio - Initial Class             131,189       208,892
Fidelity VIP High Income Portfolio - Initial
  Class                                                    84,318        88,714
Fidelity VIP Index 500 Portfolio - Initial
  Class                                                     3,549       147,957
Fidelity VIP Investment Grade Bond Portfolio -
  Initial Class                                           126,833       156,476
Fidelity VIP Money Market Portfolio - Initial
  Class                                                   306,530       619,945
Fidelity VIP Overseas Portfolio - Initial Class            21,853        64,114
Franklin Templeton Templeton Foreign
  Securities Fund - Class 2                                 3,421       188,236
Invesco V.I. Capital Appreciation Fund -
  Series I                                                 30,570        49,264
Invesco V.I. International Growth Fund -
  Series I                                                 71,524       200,170
JPMorgan Insurance Trust Core Bond Portfolio -
  Class 1                                                  45,525        32,033
JPMorgan Insurance Trust U.S. Equity Portfolio
  - Class 1                                                11,460        11,191
Neuberger Berman AMT Partners Portfolio -
  Class I                                                  12,657        18,776
Neuberger Berman AMT Short Duration Bond
  Portfolio - Class I                                      12,944        30,073
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares                                       49,491        91,904
Oppenheimer Main Street Fund/VA - Non-Service
  Shares                                                   48,761        53,276
PIMCO VIT Real Return Portfolio -
  Administrative Class                                     43,020     2,192,833
PIMCO VIT Total Return Portfolio -
  Administrative Class                                      3,875       249,181
SunAmerica Aggressive Growth Portfolio - Class
  1                                                       134,545       181,081
SunAmerica Alliance Growth Portfolio - Class 1            180,120       575,249
SunAmerica Balanced Portfolio - Class 1                    59,244        52,932
SunAmerica Blue Chip Growth Portfolio - Class 1             1,551        37,596
SunAmerica Capital Growth Portfolio - Class 1               1,676         1,809
SunAmerica Cash Management Portfolio - Class 1            644,299       469,673
SunAmerica Corporate Bond Portfolio - Class 1             115,089        62,915
SunAmerica Davis Venture Value Portfolio -
  Class 1                                                 113,429       272,423
SunAmerica "Dogs" of Wall Street Portfolio -
  Class 1                                                  41,178        33,932
SunAmerica Emerging Markets Portfolio - Class 1            56,024       164,590
SunAmerica Equity Opportunities Portfolio -
  Class 1                                                  22,882        15,658
SunAmerica Fundamental Growth Portfolio -
  Class 1                                                  59,541       172,722
SunAmerica Global Bond Portfolio - Class 1                155,154        90,612
SunAmerica Global Equities Portfolio - Class 1             34,014        60,052
SunAmerica Growth Opportunities Portfolio -
  Class 1                                                  19,013         9,608

                                  VA II - 32

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 5 - PURCHASES AND SALES OF INVESTMENTS - CONTINUED


For the year ended December 31, 2011, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                 Proceeds from
 Sub-accounts                                  Cost of Purchases     Sales
 ------------------------------------------------------------------------------
 SunAmerica Growth-Income Portfolio - Class 1     $      100,459 $      274,691
 SunAmerica High-Yield Bond Portfolio - Class
   1                                                      54,417         30,254
 SunAmerica International Diversified
   Equities Portfolio - Class 1                           50,801        119,703
 SunAmerica International Growth and Income
   Portfolio - Class 1                                    68,082        129,372
 SunAmerica Marsico Focused Growth Portfolio
   - Class 1                                              26,965         38,491
 SunAmerica MFS Massachusetts Investors Trust
   Portfolio - Class 1                                    29,195         46,664
 SunAmerica MFS Total Return Portfolio -
   Class 1                                               101,516        176,943
 SunAmerica Mid-Cap Growth Portfolio - Class 1           122,618        369,612
 SunAmerica Real Estate Portfolio - Class 1               45,722        175,376
 SunAmerica Technology Portfolio - Class 1                56,836         84,298
 SunAmerica Telecom Utility Portfolio - Class
   1                                                      35,515         23,906
 SunAmerica Total Return Bond Portfolio -
   Class 1                                               218,275         35,089
 UIF Mid Cap Growth Portfolio - Class I Shares               771          3,615
 VALIC Company I International Equities Fund              21,878        320,505
 VALIC Company I Small Cap Index Fund                      1,544        295,405
 Van Eck VIP Emerging Markets Fund - Initial
   Class                                                  37,564         76,472
 Van Eck VIP Global Hard Assets Fund -
   Initial Class                                          36,332         59,539
 Vanguard VIF Total Bond Market Index
   Portfolio                                               7,076        175,177

                                  VA II - 33

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 6 - SUMMARY OF CHANGES IN UNITS

Summary of Changes in Units for the year ended December 31, 2011.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
1   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                              2,216             (2,706)         (490)
2   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                              1,118               (754)          364
3   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  8,238            (13,220)       (4,982)
6   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  6,617             (7,741)       (1,124)
3   AllianceBernstein
    Growth and Income
    Portfolio - Class A                  5,983            (11,259)       (5,276)
5   AllianceBernstein
    Growth and Income
    Portfolio - Class A                      -            (17,621)      (17,621)
3   AllianceBernstein
    Growth Portfolio -
    Class A                              7,617            (13,554)       (5,937)
1   AllianceBernstein
    Intermediate Bond
    Portfolio - Class A                    258               (643)         (385)
1   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  5,758             (6,043)         (285)
2   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                    479               (330)          149
6   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  3,469             (7,817)       (4,348)
2   AllianceBernstein
    Money Market Portfolio
    - Class A                           15,465            (13,444)        2,021
2   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                      1                 (1)            -
6   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                  1,604             (2,933)       (1,329)
1   AllianceBernstein
    Small Cap Growth
    Portfolio - Class A                  4,685             (3,480)        1,205
6   American Century VP
    Capital Appreciation
    Fund - Class I                       1,529             (2,418)         (889)
6   American Century VP
    Income & Growth Fund -
    Class I                              1,345             (3,462)       (2,117)
4   Anchor Series Trust
    Asset Allocation
    Portfolio - Class 1                 17,937            (18,743)         (806)
4   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                 96,052           (110,350)      (14,298)
6   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                  5,152            (10,827)       (5,675)
4   Anchor Series Trust
    Government and Quality
    Bond Portfolio - Class
    1                                   39,200            (50,280)      (11,080)
4   Anchor Series Trust
    Growth Portfolio -
    Class 1                             54,735            (63,256)       (8,521)
6   Anchor Series Trust
    Growth Portfolio -
    Class 1                              2,365             (2,316)           49
4   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                 10,272            (11,018)         (746)
6   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                  2,965             (3,343)         (378)
5   BlackRock Basic Value
    V.I. Fund - Class I                      -            (19,913)      (19,913)
1   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                              13,691            (21,356)       (7,665)
6   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                               6,993             (8,314)       (1,321)
1   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        2,724             (4,461)       (1,737)
6   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        3,030             (2,699)          331
1   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        4,806            (10,187)       (5,381)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            -            (23,312)      (23,312)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            -               (559)         (559)
6   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        5,790            (11,465)       (5,675)
1   Fidelity VIP Growth
    Portfolio - Initial
    Class                               11,369            (13,941)       (2,572)
6   Fidelity VIP Growth
    Portfolio - Initial
    Class                                4,999             (6,814)       (1,815)
1   Fidelity VIP High
    Income Portfolio -
    Initial Class                        2,821             (3,287)         (466)
6   Fidelity VIP High
    Income Portfolio -
    Initial Class                        1,478             (2,774)       (1,296)
5   Fidelity VIP Index 500
    Portfolio - Initial
    Class                                    -            (13,818)      (13,818)
1   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                4,103             (5,307)       (1,204)
6   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                1,737             (4,182)       (2,445)
1   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       14,365            (28,080)      (13,715)
6   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       22,334            (30,113)       (7,779)
1   Fidelity VIP Overseas
    Portfolio - Initial
    Class                                1,788             (4,152)       (2,364)
5   Franklin Templeton
    Templeton Foreign
    Securities Fund -
    Class 2                                  1            (21,498)      (21,497)
1   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             2,778             (3,650)         (872)
6   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             3,055             (3,871)         (816)
1   Invesco V.I.
    International Growth
    Fund - Series I                      3,474             (8,368)       (4,894)
6   Invesco V.I.
    International Growth
    Fund - Series I                      2,232             (5,080)       (2,848)
6   JPMorgan Insurance
    Trust Core Bond
    Portfolio - Class 1                  3,696             (2,984)          712
6   JPMorgan Insurance
    Trust U.S. Equity
    Portfolio - Class 1                    882               (878)            4
6   Neuberger Berman AMT
    Partners Portfolio -
    Class I                              1,535             (1,855)         (320)

                                  VA II - 34

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED


Summary of Changes in Units for the year ended December 31, 2011.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
6   Neuberger Berman AMT
    Short Duration Bond
    Portfolio - Class I                    771             (2,453)       (1,682)
6   Oppenheimer Global
    Securities Fund/VA -
    Non-Service Shares                   5,077             (8,687)       (3,610)
6   Oppenheimer Main
    Street Fund/VA -
    Non-Service Shares                   6,166             (6,642)         (476)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -           (178,326)     (178,326)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -               (179)         (179)
5   PIMCO VIT Total Return
    Portfolio -
    Administrative Class                     -            (19,517)      (19,517)
4   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                            143,532           (148,943)       (5,411)
6   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                              9,119             (7,246)        1,873
4   SunAmerica Alliance
    Growth Portfolio -
    Class 1                            239,225           (280,095)      (40,870)
6   SunAmerica Alliance
    Growth Portfolio -
    Class 1                              5,343             (7,826)       (2,483)
4   SunAmerica Balanced
    Portfolio - Class 1                 47,030            (47,173)         (143)
6   SunAmerica Balanced
    Portfolio - Class 1                  3,488             (3,618)         (130)
4   SunAmerica Blue Chip
    Growth Portfolio -
    Class 1                              7,549            (12,788)       (5,239)
4   SunAmerica Capital
    Growth Portfolio -
    Class 1                              2,054             (2,041)           13
4   SunAmerica Cash
    Management Portfolio -
    Class 1                            139,196           (123,769)       15,427
4   SunAmerica Corporate
    Bond Portfolio - Class
    1                                   16,216            (14,946)        1,270
4   SunAmerica Davis
    Venture Value
    Portfolio - Class 1                 66,817            (74,817)       (8,000)
4   SunAmerica "Dogs" of
    Wall Street Portfolio
    - Class 1                           17,462            (17,183)          279
4   SunAmerica Emerging
    Markets Portfolio -
    Class 1                             35,610            (39,609)       (3,999)
4   SunAmerica Equity
    Opportunities
    Portfolio - Class 1                 26,226            (25,552)          674
4   SunAmerica Fundamental
    Growth Portfolio -
    Class 1                             94,341           (107,888)      (13,547)
4   SunAmerica Global Bond
    Portfolio - Class 1                 15,535            (15,372)          163
6   SunAmerica Global Bond
    Portfolio - Class 1                  3,795             (1,000)        2,795
4   SunAmerica Global
    Equities Portfolio -
    Class 1                             37,947            (40,479)       (2,532)
4   SunAmerica Growth
    Opportunities
    Portfolio - Class 1                 12,592            (10,813)        1,779
4   SunAmerica
    Growth-Income
    Portfolio - Class 1                 85,864            (97,368)      (11,504)
6   SunAmerica
    Growth-Income
    Portfolio - Class 1                  6,090            (13,892)       (7,802)
4   SunAmerica High-Yield
    Bond Portfolio - Class
    1                                   10,995            (10,609)          386
4   SunAmerica
    International
    Diversified Equities
    Portfolio - Class 1                 38,250            (45,962)       (7,712)
4   SunAmerica
    International Growth
    and Income Portfolio -
    Class 1                             54,107            (60,396)       (6,289)
6   SunAmerica Marsico
    Focused Growth
    Portfolio - Class 1                  4,124             (4,822)         (698)
4   SunAmerica MFS
    Massachusetts
    Investors Trust
    Portfolio - Class 1                 44,207            (45,780)       (1,573)
4   SunAmerica MFS Total
    Return Portfolio -
    Class 1                             44,941            (50,439)       (5,498)
4   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             97,122           (109,424)      (12,302)
6   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             12,227            (22,729)      (10,502)
4   SunAmerica Real Estate
    Portfolio - Class 1                 21,381            (26,499)       (5,118)
4   SunAmerica Technology
    Portfolio - Class 1                 42,237            (53,526)      (11,289)
4   SunAmerica Telecom
    Utility Portfolio -
    Class 1                             31,662            (31,235)          427
4   SunAmerica Total
    Return Bond Portfolio
    - Class 1                           13,410             (5,038)        8,372
5   UIF Mid Cap Growth
    Portfolio - Class I
    Shares                                   -               (258)         (258)
5   VALIC Company I
    International Equities
    Fund                                     -            (39,405)      (39,405)
5   VALIC Company I
    International Equities
    Fund                                     -             (1,428)       (1,428)
5   VALIC Company I Small
    Cap Index Fund                           -            (29,634)      (29,634)
5   VALIC Company I Small
    Cap Index Fund                           1               (227)         (226)
1   Van Eck VIP Emerging
    Markets Fund - Initial
    Class                                1,894             (3,629)       (1,735)
1   Van Eck VIP Global
    Hard Assets Fund -
    Initial Class                          854             (1,562)         (708)
5   Vanguard VIF Total
    Bond Market Index
    Portfolio                                -            (14,380)      (14,380)

                                  VA II - 35

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED



Summary of Changes in Units for the year ended December 31, 2010.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
1   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                              2,352             (8,714)       (6,362)
2   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                                485               (447)           38
3   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  5,338            (11,886)       (6,548)
6   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  5,237            (10,222)       (4,985)
3   AllianceBernstein
    Growth and Income
    Portfolio - Class A                  5,088            (12,864)       (7,776)
5   AllianceBernstein
    Growth and Income
    Portfolio - Class A                      -               (339)         (339)
3   AllianceBernstein
    Growth Portfolio -
    Class A                              8,153            (17,236)       (9,083)
1   AllianceBernstein
    Intermediate Bond
    Portfolio - Class A                    930               (454)          476
1   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  3,154             (5,259)       (2,105)
2   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                    236               (218)           18
6   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  6,612             (4,181)        2,431
2   AllianceBernstein
    Money Market Portfolio
    - Class A                           27,422            (17,112)       10,310
2   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                      -                (18)          (18)
6   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                  2,108             (2,141)          (33)
1   AllianceBernstein
    Small Cap Growth
    Portfolio - Class A                  2,286             (4,731)       (2,445)
6   American Century VP
    Capital Appreciation
    Fund - Class I                      10,299             (2,832)        7,467
6   American Century VP
    Income & Growth Fund -
    Class I                              1,892             (3,548)       (1,656)
4   Anchor Series Trust
    Asset Allocation
    Portfolio - Class 1                  1,428             (4,446)       (3,018)
4   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                 11,995            (20,548)       (8,553)
6   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                  5,646             (8,373)       (2,727)
4   Anchor Series Trust
    Government and Quality
    Bond Portfolio - Class
    1                                    5,742            (11,282)       (5,540)
4   Anchor Series Trust
    Growth Portfolio -
    Class 1                              7,737             (8,670)         (933)
6   Anchor Series Trust
    Growth Portfolio -
    Class 1                              2,802             (8,463)       (5,661)
4   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                  1,774             (2,862)       (1,088)
6   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                  2,074             (1,791)          283
5   BlackRock Basic Value
    V.I. Fund - Class I                      -               (386)         (386)
1   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                              12,851            (19,032)       (6,181)
6   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                               7,324             (9,348)       (2,024)
1   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        2,668             (5,622)       (2,954)
6   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        4,566             (3,878)          688
1   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        8,528             (8,230)          298
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            1               (454)         (453)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            -           (105,688)     (105,688)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                      108,964            (74,246)       34,718
6   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        4,291            (12,415)       (8,124)
1   Fidelity VIP Growth
    Portfolio - Initial
    Class                               14,234            (16,469)       (2,235)
6   Fidelity VIP Growth
    Portfolio - Initial
    Class                                5,346            (10,365)       (5,019)
1   Fidelity VIP High
    Income Portfolio -
    Initial Class                        1,646             (6,833)       (5,187)
6   Fidelity VIP High
    Income Portfolio -
    Initial Class                        1,178             (2,453)       (1,275)
5   Fidelity VIP Index 500
    Portfolio - Initial
    Class                                    1               (250)         (249)
5   Fidelity VIP Index 500
    Portfolio - Initial
    Class                                    -                  -             -
1   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                1,578            (10,807)       (9,229)
6   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                1,330             (2,357)       (1,027)
1   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       14,910            (13,525)        1,385
6   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       44,742            (24,748)       19,994
1   Fidelity VIP Overseas
    Portfolio - Initial
    Class                                1,905             (7,251)       (5,346)
5   Franklin Templeton
    Templeton Foreign
    Securities Fund -
    Class 2                                  -               (418)         (418)
6   Franklin Templeton
    Templeton Global Asset
    Allocation Fund -
    Class 1                                293            (28,444)      (28,151)
1   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             3,701             (4,422)         (721)
6   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             2,863             (3,504)         (641)
1   Invesco V.I.
    International Growth
    Fund - Series I                      2,305             (6,452)       (4,147)
6   Invesco V.I.
    International Growth
    Fund - Series I                      4,333             (3,322)        1,011

                                  VA II - 36

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED


Summary of Changes in Units for the year ended December 31, 2010.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
6   JPMorgan Insurance
    Trust Core Bond
    Portfolio - Class 1                  1,063             (2,790)       (1,727)
6   JPMorgan Insurance
    Trust U.S. Equity
    Portfolio - Class 1                    568             (1,139)         (571)
6   Neuberger Berman AMT
    Partners Portfolio -
    Class I                              1,977             (2,027)          (50)
6   Neuberger Berman AMT
    Short Duration Bond
    Portfolio - Class I                    506             (1,268)         (762)
6   Oppenheimer Global
    Securities Fund/VA -
    Non-Service Shares                   3,245             (7,354)       (4,109)
6   Oppenheimer Main
    Street Fund/VA -
    Non-Service Shares                   4,387            (16,539)      (12,152)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -            (34,229)      (34,229)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -             (3,604)       (3,604)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                34,888            (23,772)       11,116
5   PIMCO VIT Total Return
    Portfolio -
    Administrative Class                     -               (370)         (370)
4   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                             19,684            (20,764)       (1,080)
6   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                              4,885             (7,826)       (2,941)
4   SunAmerica Alliance
    Growth Portfolio -
    Class 1                             43,878            (59,964)      (16,086)
6   SunAmerica Alliance
    Growth Portfolio -
    Class 1                              5,435             (6,695)       (1,260)
4   SunAmerica Balanced
    Portfolio - Class 1                  5,480            (16,566)      (11,086)
6   SunAmerica Balanced
    Portfolio - Class 1                  3,104             (7,996)       (4,892)
4   SunAmerica Blue Chip
    Growth Portfolio -
    Class 1                              1,021               (403)          618
4   SunAmerica Capital
    Growth Portfolio -
    Class 1                                546             (2,145)       (1,599)
4   SunAmerica Cash
    Management Portfolio -
    Class 1                             13,330            (93,655)      (80,325)
4   SunAmerica Corporate
    Bond Portfolio - Class
    1                                    1,557             (4,907)       (3,350)
4   SunAmerica Davis
    Venture Value
    Portfolio - Class 1                 11,841            (15,453)       (3,612)
4   SunAmerica "Dogs" of
    Wall Street Portfolio
    - Class 1                            1,841               (745)        1,096
4   SunAmerica Emerging
    Markets Portfolio -
    Class 1                              3,469             (5,507)       (2,038)
4   SunAmerica Equity
    Opportunities
    Portfolio - Class 1                  3,351             (3,664)         (313)
4   SunAmerica Fundamental
    Growth Portfolio -
    Class 1                             13,842            (21,901)       (8,059)
4   SunAmerica Global Bond
    Portfolio - Class 1                  2,039             (2,639)         (600)
6   SunAmerica Global Bond
    Portfolio - Class 1                  1,284             (1,466)         (182)
4   SunAmerica Global
    Equities Portfolio -
    Class 1                              4,904             (6,532)       (1,628)
4   SunAmerica Growth
    Opportunities
    Portfolio - Class 1                  3,848               (558)        3,290
4   SunAmerica
    Growth-Income
    Portfolio - Class 1                 18,603            (17,487)        1,116
6   SunAmerica
    Growth-Income
    Portfolio - Class 1                 15,024             (8,823)        6,201
4   SunAmerica High-Yield
    Bond Portfolio - Class
    1                                      903             (3,597)       (2,694)
4   SunAmerica
    International
    Diversified Equities
    Portfolio - Class 1                  7,557            (11,446)       (3,889)
4   SunAmerica
    International Growth
    and Income Portfolio -
    Class 1                              7,412            (13,856)       (6,444)
6   SunAmerica Marsico
    Focused Growth
    Portfolio - Class 1                  3,792             (6,449)       (2,657)
4   SunAmerica MFS
    Massachusetts
    Investors Trust
    Portfolio - Class 1                  4,419             (8,757)       (4,338)
4   SunAmerica MFS Total
    Return Portfolio -
    Class 1                              8,588            (18,372)       (9,784)
4   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             21,065            (17,554)        3,511
6   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             11,857            (14,770)       (2,913)
4   SunAmerica Real Estate
    Portfolio - Class 1                  4,625             (2,001)        2,624
4   SunAmerica Technology
    Portfolio - Class 1                  5,627             (3,447)        2,180
4   SunAmerica Telecom
    Utility Portfolio -
    Class 1                              2,640             (1,856)          784
4   SunAmerica Total
    Return Bond Portfolio
    - Class 1                            2,418               (660)        1,758
5   UIF Mid Cap Growth
    Portfolio - Class I
    Shares                                   -            (47,743)      (47,743)
5   UIF Mid Cap Growth
    Portfolio - Class I
    Shares                              50,308            (34,279)       16,029
5   VALIC Company I
    International Equities
    Fund                                     -           (255,778)     (255,778)
5   VALIC Company I
    International Equities
    Fund                                     -               (746)         (746)
5   VALIC Company I
    International Equities
    Fund                               278,696           (189,899)       88,797
5   VALIC Company I Small
    Cap Index Fund                           -            (47,053)      (47,053)
5   VALIC Company I Small
    Cap Index Fund                           -               (559)         (559)
5   VALIC Company I Small
    Cap Index Fund                      44,227            (30,136)       14,091
1   Van Eck VIP Emerging
    Markets Fund - Initial
    Class                                2,541             (1,817)          724

                                  VA II - 37

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2010.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
1   Van Eck VIP Global
    Hard Assets Fund -
    Initial Class                          470             (6,117)       (5,647)
5   Vanguard VIF Total
    Bond Market Index
    Portfolio                                -               (275)         (275)

Footnotes
 1 Variable Universal Life Policy product.
 2 Gallery Life product.
 3 Variable Universal Life Policy product or Gallery Life product. 4 Polaris product or Polaris Survivorship product.
 5 Executive Advantage product.
 6 Gemstone Life product.

                                  VA II - 38

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 7 - FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                                For the year ended December 31
                ----------------------------------   --------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                          Ratio               Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest /(1)/  Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    --------------------------------------------------------------------
AllianceBernstein Balanced Shares Portfolio -
  Class A /(6)/
-------------------------------------------------
2008                  - $    -            $        -  8.44%    to     9.15%   0.90%                   -15.98%
2007             18,817  13.92  to  19.13    262,373  2.54%    to     2.76%   0.90%                     2.12%
AllianceBernstein Balanced Wealth Strategy
  Portfolio - Class A /(6)/
-------------------------------------------------
2011             19,970 $10.76            $  214,804  2.44%                   0.90%                    -3.68%
2010             20,096  11.17               224,414  2.76%    to    29.72%   0.90%                     9.62%
2009             26,420  10.19               269,135  0.77%    to     1.22%   0.90%                    23.76%
2008             17,357   8.23               142,865  0.00%                   0.90%                   -17.69%
AllianceBernstein Global Bond Portfolio - Class A
  /(5)/
-------------------------------------------------
2008                  - $    -            $        - 22.27%                   0.90%                     5.10%
2007              3,433  15.13                51,944  2.96%                   0.90%                     9.36%
AllianceBernstein Global Thematic Growth Portfolio
  - Class A
-------------------------------------------------
2011            103,616 $ 5.83  to  14.26 $1,072,533  0.60%                   0.75%    to     0.90%   -23.92%   to   -23.80%
2010            109,722   7.65  to  18.74  1,511,100  1.53%                   0.75%    to     0.90%    17.87%   to    18.05%
2009            121,255   6.48  to  15.90  1,417,960  0.00%                   0.75%    to     0.90%    52.11%   to    52.34%
2008            131,585   4.25  to  10.45  1,026,747  0.00%                   0.75%    to     0.90%   -47.84%   to   -47.76%
2007            135,857   8.14  to  20.04  2,085,235  0.00%                   0.75%    to     0.90%    19.12%   to    19.29%
AllianceBernstein Growth and Income Portfolio -
  Class A
-------------------------------------------------
2011             45,992 $10.76  to  29.87 $1,373,571  1.44%                   0.20%    to     0.90%     5.37%   to     6.10%
2010             68,889  10.14  to  28.34  1,631,911  0.00%                   0.20%    to     0.90%    12.08%   to    12.87%
2009             77,004   8.99  to  25.29  1,654,602  3.79%    to     4.02%   0.20%    to     0.90%    19.74%   to    20.58%
2008             91,577   7.08  to  21.12  1,683,840  2.10%    to     2.90%   0.20%    to     0.90%   -41.14%   to   -40.72%
2007            126,262  11.98  to  35.88  3,526,488  1.56%    to     2.17%   0.20%    to     0.90%     4.17%   to     4.91%
AllianceBernstein Growth Portfolio - Class A
-------------------------------------------------
2011             71,793 $21.08            $1,513,334  0.00%                   0.90%                     0.34%
2010             77,730  21.01             1,633,002  0.26%                   0.90%                    14.03%
2009             86,813  18.42             1,599,456  0.00%                   0.90%                    32.04%
2008            104,344  13.95             1,455,971  0.00%                   0.90%                   -42.99%
2007            122,194  24.47             2,990,652  0.00%                   0.90%                    12.01%
AllianceBernstein High Yield Portfolio - Class
  A/ (5)/
-------------------------------------------------
2008                  - $    -            $        -  0.00%                   0.90%                    -0.79%
AllianceBernstein Intermediate Bond Portfolio -
  Class A /(5)/
-------------------------------------------------
2011              4,022 $12.56            $   50,522  4.87%                   0.90%                     5.68%
2010              4,407  11.89                52,382  5.27%                   0.90%                     8.22%
2009              3,931  10.98                43,169  3.46%                   0.90%                    17.45%
2008              4,855   9.35                45,397  0.00%                   0.90%                    -6.49%

                                  VA II - 39

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                         At December 31                               For the year ended December 31
                ---------------------------------   -------------------------------------------------------------------
                                                        Investment Income
                         Unit Value                         Ratio               Expense Ratio             Total Return
                Units  Lowest to Highest Net Assets Lowest to Highest/(1)/  Lowest to Highest/(2)/  Lowest to Highest/(3)/
------------------------------------------------    -------------------------------------------------------------------
AllianceBernstein Large Cap Growth Portfolio -
  Class A
------------------------------------------------
2011            73,460 $ 7.83  to  13.54 $  754,333 0.35%                   0.75%    to     0.90%    -3.91%   to    -3.77%
2010            77,944   8.14  to  14.09    821,747 0.44%    to     0.54%   0.75%    to     0.90%     9.11%   to     9.28%
2009            77,598   7.45  to  12.91    760,756 0.14%    to     0.15%   0.75%    to     0.90%    36.29%   to    36.49%
2008            84,958   5.46  to   9.47    623,471 0.00%                   0.75%    to     0.90%   -40.20%   to   -40.11%
2007            93,704   9.11  to  16.50  1,176,244 0.00%                   0.20%    to     0.90%    12.89%   to    13.69%
AllianceBernstein Money Market Portfolio - Class A
------------------------------------------------
2011            14,020 $12.54            $  175,790 0.01%                   0.90%                    -0.88%
2010            11,999  12.65               151,789 0.02%                   0.90%                    -0.89%
2009             1,689  12.76                21,559 0.25%                   0.90%                    -0.73%
2008             5,760  12.86                74,058 2.79%                   0.90%                     0.98%
2007             1,827  12.73                23,259 4.30%                   0.90%                     3.40%
AllianceBernstein Real Estate Investment
  Portfolio - Class A
------------------------------------------------
2011            20,278 $27.69  to  29.12 $  590,417 1.49%                   0.75%    to     0.90%     8.06%   to     8.22%
2010            21,607  25.63  to  26.90    581,316 0.72%    to     1.37%   0.75%    to     0.90%    25.21%   to    25.40%
2009            21,659  20.47  to  21.45    464,664 2.50%    to     3.02%   0.75%    to     0.90%    28.30%   to    28.49%
2008            25,177  15.95  to  16.70    420,331 1.90%    to     2.04%   0.75%    to     0.90%   -36.26%   to   -36.17%
2007            27,098  25.03  to  26.16    708,671 1.45%    to     1.56%   0.75%    to     0.90%   -15.30%   to   -15.17%
AllianceBernstein Small Cap Growth Portfolio -
  Class A
------------------------------------------------
2011            22,939 $16.51            $  378,816 0.00%                   0.90%                     3.53%
2010            21,734  15.95               346,683 0.00%                   0.90%                    35.68%
2009            24,179  11.76               284,273 0.00%                   0.90%                    40.49%
2008            29,187   8.37               244,260 0.00%                   0.90%                   -46.03%
2007            30,679  15.51               475,730 0.00%                   0.90%                    13.05%
AllianceBernstein Utility Income Portfolio -
  Class A /(10)/
------------------------------------------------
2009                 - $    -            $        - 8.66%                   0.75%                     8.93%
2008            21,061   9.74               205,197 3.16%                   0.75%                   -37.06%
2007            20,016  15.48               309,854 2.12%                   0.75%                    21.43%
American Century VP Capital Appreciation Fund -
  Class I
------------------------------------------------
2011            19,055 $13.05            $  248,725 0.00%                   0.75%                    -7.20%
2010            19,944  14.07               280,543 0.00%                   0.75%                    30.31%
2009            12,477  10.79               134,685 0.67%                   0.75%                    36.05%
2008            10,325   7.93                81,919 0.00%                   0.75%                   -46.59%
2007            12,961  14.85               192,530 0.00%                   0.75%                    44.71%
American Century VP Income & Growth Fund - Class I
------------------------------------------------
2011            13,892 $10.82            $  150,357 1.51%                   0.75%                     2.34%
2010            16,009  10.58               169,308 1.50%                   0.75%                    13.29%
2009            17,665   9.33               164,902 4.27%                   0.75%                    17.21%
2008            19,220   7.96               153,066 2.15%                   0.75%                   -35.08%
2007            23,079  12.27               283,091 1.95%                   0.75%                    -0.82%

                                  VA II - 40

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                               For the year ended December 31
                ----------------------------------   -------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                         Ratio                  Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest/(1)/     Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    -------------------------------------------------------------------
American Century VP International Fund - Class I
-------------------------------------------------
2011                  - $11.84  to  15.85 $        - 0.00%                      0.20%    to     0.65%   -12.61%   to   -12.22%
2010                  -  13.49  to  18.14          - 0.00%                      0.20%    to     0.65%    12.56%   to    13.07%
2009                  -  11.93  to  16.11          - 0.00%                      0.20%    to     0.65%    32.90%   to    33.50%
2008                  -   8.94  to  12.12          - 0.00%                      0.20%    to     0.65%   -45.18%   to   -44.93%
2007                  -  16.23  to  22.12          - 1.44%                      0.20%    to     0.65%    17.29%   to    17.82%
Anchor Series Trust Asset Allocation Portfolio -
  Class 1
-------------------------------------------------
2011             18,924 $15.99            $  302,672 2.73%                      0.75%                     0.17%
2010             19,730  15.97               315,007 2.53%                      0.75%                    13.01%
2009             22,748  14.13               321,399 3.48%                      0.75%                    21.39%
2008             40,448  11.64               470,794 3.42%                      0.75%                   -23.62%
2007             40,886  15.24               623,068 3.05%                      0.75%                     7.63%
Anchor Series Trust Capital Appreciation Portfolio
  - Class 1
-------------------------------------------------
2011            159,681 $12.67  to  17.14 $2,431,110 0.00%                      0.75%                    -7.74%
2010            179,654  13.73  to  18.58  2,978,623 0.12%                      0.75%                    21.82%
2009            190,935  11.27  to  15.25  2,606,372 0.00%                      0.75%                    35.74%
2008            245,353   8.30  to  11.24  2,514,877 0.00%                      0.75%                   -40.80%
2007            279,015  14.02  to  18.98  4,883,469 0.34%                      0.75%                    26.75%
Anchor Series Trust Government and Quality Bond
  Portfolio - Class 1
-------------------------------------------------
2011             29,913 $17.52            $  524,041 2.45%                      0.75%                     6.29%
2010             40,993  16.48               675,660 4.33%                      0.75%                     4.20%
2009             46,533  15.82               736,030 4.36%                      0.75%                     3.49%
2008             58,861  15.28               899,660 4.57%                      0.75%                     3.56%
2007             49,193  14.76               726,076 3.88%                      0.75%                     5.49%
Anchor Series Trust Growth Portfolio - Class 1
-------------------------------------------------
2011             79,944 $10.43  to  12.17 $  930,245 0.73%                      0.75%                    -6.95%
2010             88,416  11.21  to  13.08  1,110,645 0.66%                      0.75%                    13.29%
2009             95,010   9.89  to  11.55  1,047,098 0.95%                      0.75%                    37.36%
2008            133,591   7.20  to   8.41  1,084,015 0.79%                      0.75%                   -40.86%
2007            147,537  12.18  to  14.21  2,017,728 0.72%                      0.75%                     9.37%
Anchor Series Trust Natural Resources Portfolio -
  Class 1
-------------------------------------------------
2011             20,363 $35.51  to  44.83 $  826,142 0.72%                      0.75%                   -20.86%
2010             21,487  44.87  to  56.65  1,103,109 0.85%                      0.75%                    15.33%
2009             22,292  38.91  to  49.12    998,885 1.48%                      0.75%                    56.88%
2008             29,464  24.80  to  31.31    846,311 1.18%                      0.75%                   -50.17%
2007             30,812  49.77  to  62.83  1,746,629 1.11%                      0.75%                    39.15%
BlackRock Basic Value V.I. Fund - Class I
-------------------------------------------------
2011                  - $ 9.45            $        - 0.30%                      0.20%                    -2.64%
2010             19,913   9.71               193,266 1.59%                      0.20%                    12.58%
2009             20,299   8.62               175,001 2.05%                      0.20%                    30.88%
2008             20,700   6.59  to  10.05    136,361 2.43%                      0.20%    to     0.65%   -37.18%   to   -34.13%
2007             13,713  15.99               219,289 1.59%                      0.65%                     1.16%

                                  VA II - 41

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                               For the year ended December 31
                ----------------------------------   -------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                         Ratio               Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest/(1)/  Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    -------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc. - Initial Shares
-------------------------------------------------
2011            180,429 $10.33  to  24.63 $3,304,407 1.85%                   0.75%    to     0.90%     0.97%   to     1.12%
2010            189,415  10.22  to  24.40  3,472,051 1.73%    to     1.76%   0.75%    to     0.90%    13.81%   to    13.98%
2009            197,620   8.96  to  21.44  3,200,300 1.90%    to     1.98%   0.75%    to     0.90%    25.20%   to    25.39%
2008            227,770   7.15  to  17.12  2,973,977 2.14%    to     2.21%   0.75%    to     0.90%   -37.71%   to   -37.61%
2007            248,195  11.46  to  27.49  5,333,695 1.66%    to     1.72%   0.75%    to     0.90%     4.31%   to     4.46%
Dreyfus VIF Small Company Stock Portfolio -
  Initial Shares /(4)/
-------------------------------------------------
2007                  - $    -            $        - 0.00%                   0.75%    to     0.90%     8.62%   to     8.67%
Fidelity VIP Asset Manager Portfolio - Initial
  Class
-------------------------------------------------
2011             52,446 $13.17  to  23.25 $  988,841 2.02%                   0.75%    to     0.90%    -3.43%   to    -3.29%
2010             53,852  13.62  to  24.08  1,060,825 1.66%                   0.75%    to     0.90%    13.24%   to    13.41%
2009             56,118  12.01  to  21.26    990,924 2.31%                   0.75%    to     0.90%    27.96%   to    28.15%
2008             60,288   9.37  to  16.62    849,376 2.69%                   0.75%    to     0.90%   -29.36%   to   -29.25%
2007             66,707  13.25  to  23.52  1,345,593 5.88%                   0.75%    to     0.90%    14.46%   to    14.64%
Fidelity VIP Contrafund Portfolio - Initial Class
-------------------------------------------------
2011            125,095 $10.38  to  21.61 $2,025,569 0.94%                   0.10%    to     0.90%    -3.40%   to    -2.62%
2010            160,022  10.66  to  22.37  2,605,291 0.84%    to     2.09%   0.10%    to     0.90%    16.17%   to    25.76%
2009            239,270   9.61  to  19.26  3,044,674 1.32%    to     1.47%   0.20%    to     0.90%    34.49%   to    35.44%
2008            236,440   7.11  to  14.32  2,309,457 1.00%    to     1.48%   0.20%    to     0.90%   -43.03%   to   -42.63%
2007            182,960  12.42  to  25.13  3,602,358 0.68%    to     0.95%   0.20%    to     0.90%    16.53%   to    17.36%
Fidelity VIP Growth Portfolio - Initial Class
-------------------------------------------------
2011            168,048 $ 8.74  to  21.89 $2,813,320 0.38%                   0.75%    to     0.90%    -0.69%   to    -0.54%
2010            172,435   8.79  to  22.04  2,904,751 0.27%                   0.75%    to     0.90%    23.06%   to    23.25%
2009            179,689   7.13  to  17.91  2,435,498 0.42%                   0.75%    to     0.90%    27.14%   to    27.33%
2008            196,670   5.60  to  14.09  2,148,511 0.84%                   0.75%    to     0.90%   -47.64%   to   -47.56%
2007            204,009  10.68  to  26.91  4,380,654 0.83%                   0.75%    to     0.90%    25.82%   to    26.01%
Fidelity VIP High Income Portfolio - Initial Class
-------------------------------------------------
2011             25,590 $17.42  to  18.04 $  456,123 6.80%                   0.75%    to     0.90%     3.10%   to     3.26%
2010             27,352  16.87  to  17.49    472,198 7.10%                   0.75%    to     0.90%    12.80%   to    12.97%
2009             33,813  14.93  to  15.51    517,843 8.08%                   0.75%    to     0.90%    42.67%   to    42.88%
2008             37,026  10.45  to  10.87    397,433 9.25%                   0.75%    to     0.90%   -25.66%   to   -25.55%
2007             39,841  14.04  to  14.62    574,892 8.04%                   0.75%    to     0.90%     1.86%   to     2.01%
Fidelity VIP Index 500 Portfolio - Initial Class
-------------------------------------------------
2011                  - $11.49            $        - 0.00%                   0.20%                     1.84%
2010             13,818  11.28  to  15.81    155,861 1.92%                   0.20%    to     0.65%    14.28%   to    14.79%
2009             14,068   9.83  to  13.83    138,231 2.46%                   0.20%    to     0.65%    25.79%   to    26.35%
2008             14,328   7.34  to  11.00    111,419 0.61%                   0.20%    to     0.65%   -37.41%   to   -37.12%
2007             80,631  11.71  to  17.57  1,004,086 4.13%                   0.20%    to     0.65%     4.75%   to     5.23%

                                  VA II - 42

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                               For the year ended December 31
                ----------------------------------   -------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                         Ratio                  Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest/(1)/     Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    -------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio -
  Initial Class
-------------------------------------------------
2011             34,988 $17.42  to  22.89 $  730,922  3.19%                     0.75%    to     0.90%     6.37%   to     6.53%
2010             38,637  16.35  to  21.52    752,698  3.34%                     0.75%    to     0.90%     6.84%   to     7.00%
2009             48,893  15.28  to  20.14    905,771  8.69%                     0.75%    to     0.90%    14.69%   to    14.86%
2008             54,366  13.30  to  17.56    868,177  4.17%                     0.75%    to     0.90%    -4.12%   to    -3.97%
2007             56,889  13.85  to  18.32    949,487  4.09%                     0.75%    to     0.90%     3.41%   to     3.56%
Fidelity VIP Money Market Portfolio - Initial Class
-------------------------------------------------
2011            158,362 $11.80  to  14.97 $2,027,826  0.11%                     0.75%    to     0.90%    -0.79%   to    -0.64%
2010            179,856  11.87  to  15.09  2,341,236  0.18%                     0.75%    to     0.90%    -0.66%   to    -0.51%
2009            158,477  11.93  to  15.19  2,094,995  0.77%                     0.75%    to     0.90%    -0.18%   to    -0.03%
2008            177,442  11.94  to  15.21  2,375,847  3.02%                     0.75%    to     0.90%     2.10%   to     2.25%
2007            193,843  11.67  to  14.90  2,547,711  5.78%                     0.75%    to     0.90%     4.26%   to     4.42%
Fidelity VIP Overseas Portfolio - Initial Class
-------------------------------------------------
2011             15,981 $16.08            $  256,912  1.39%                     0.90%                   -17.91%
2010             18,345  19.58               359,238  1.19%                     0.90%                    12.10%
2009             23,691  17.47               413,830  1.80%                     0.90%                    25.40%
2008             32,797  13.93               456,874  2.65%                     0.90%                   -44.31%
2007             35,633  25.01               891,301  3.36%                     0.90%                    16.26%
Franklin Templeton Franklin Money Market Fund -
  Class 1/ (7)/
-------------------------------------------------
2008                  - $    -            $        -  2.44%                     0.45%                     0.90%
2007             25,178  10.62  to  10.75    267,311  5.79%                     0.20%    to     0.65%     3.83%   to     4.30%
Franklin Templeton Templeton Foreign Securities
  Fund - Class 2
-------------------------------------------------
2011                  - $ 8.45            $        -  3.36%                     0.20%                   -10.81%
2010             21,497   9.48               203,692  1.77%                     0.20%                     8.19%
2009             21,915   8.76               191,933  3.07%                     0.20%                    36.77%
2008             22,350   6.40  to  10.11    143,120  2.43%                     0.20%    to     0.65%   -40.76%   to   -35.96%
2007             14,304  17.07               244,106  1.98%                     0.65%                    14.71%
Franklin Templeton Templeton Global Asset
  Allocation Fund - Class 1 /(11)/
-------------------------------------------------
2010                  - $    -            $        - 11.22%                     0.75%                     3.74%
2009             28,151  15.85               446,108  8.90%                     0.75%                    21.30%
2008             28,845  13.06               376,848 11.00%                     0.75%                   -25.53%
2007             31,206  17.54               547,451 19.65%                     0.75%                     9.49%
Invesco V.I. Capital Appreciation Fund - Series I
-------------------------------------------------
2011             47,770 $ 6.92  to  10.03 $  417,913  0.16%                     0.75%    to     0.90%    -8.73%   to    -8.60%
2010             49,458   7.57  to  10.99    473,452  0.72%                     0.75%    to     0.90%    14.45%   to    14.63%
2009             50,821   6.61  to   9.60    424,617  0.62%                     0.75%    to     0.90%    19.99%   to    20.17%
2008             54,284   5.50  to   8.00    382,790  0.00%                     0.75%    to     0.90%   -43.01%   to   -42.92%
2007             60,658   9.63  to  14.04    752,584  0.00%                     0.75%    to     0.90%    11.00%   to    11.17%

                                  VA II - 43

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                         At December 31                               For the year ended December 31
                ---------------------------------   -------------------------------------------------------------------
                                                        Investment Income
                         Unit Value                         Ratio                  Expense Ratio             Total Return
                Units  Lowest to Highest Net Assets Lowest to Highest/(1)/     Lowest to Highest/(2)/  Lowest to Highest/(3)/
------------------------------------------------    -------------------------------------------------------------------
Invesco V.I. International Growth Fund - Series I
------------------------------------------------
2011            43,929 $14.34  to  17.85 $  719,412  1.67%                     0.75%    to     0.90%    -7.58%   to    -7.44%
2010            51,671  15.49  to  19.31    916,566  2.24%                     0.75%    to     0.90%    11.85%   to    12.02%
2009            54,806  13.83  to  17.27    876,613  1.41%                     0.75%    to     0.90%    34.03%   to    34.23%
2008            64,578  10.30  to  12.88    771,456  0.50%                     0.75%    to     0.90%   -40.92%   to   -40.83%
2007            78,045  17.41  to  21.80  1,590,198  0.44%                     0.75%    to     0.90%    13.69%   to    13.86%
Invesco Van Kampen V.I. Mid Cap Value Fund -
  Series I
------------------------------------------------
2011                 - $12.19            $        -  0.00%                     0.45%                     0.47%
2010                 -  12.13                     -  0.00%                     0.45%                    21.69%
2009                 -   9.97                     -  0.00%                     0.45%                    38.58%
2008                 -   7.19                     -  1.62%                     0.45%                   -41.55%
2007            23,060  12.31  to  22.65    283,772  1.15%                     0.20%    to     0.65%     7.14%   to     7.63%
JPMorgan Bond Portfolio/ (8)/
------------------------------------------------
2009                 - $    -            $        - 11.94%                     0.75%                    -1.64%
2008            11,176  10.77               120,362  9.07%                     0.75%                   -16.58%
2007            11,652  12.91               150,436  6.87%                     0.75%                     0.57%
JPMorgan Insurance Trust Core Bond Portfolio -
  Class 1 /(8)/
------------------------------------------------
2011             9,163 $12.23            $  112,059  4.69%                     0.75%                     6.66%
2010             8,451  11.47                96,894  3.47%                     0.75%                     8.42%
2009            10,178  10.58               107,642  0.00%                     0.75%                     5.76%
JPMorgan Insurance Trust U.S. Equity Portfolio -
  Class 1 /(9)/
------------------------------------------------
2011             7,784 $14.61            $  113,760  1.23%                     0.75%                    -2.60%
2010             7,780  15.00               116,745  0.84%                     0.75%                    12.73%
2009             8,351  13.31               111,158  0.00%                     0.75%                    33.11%
JPMorgan U.S. Large Cap Core Equity
  Portfolio /(9)/
------------------------------------------------
2009                 - $    -            $        -  4.97%                     0.75%                    -1.30%
2008            10,255   6.78                69,526  1.33%                     0.75%                   -34.47%
2007            10,766  10.35               111,387  1.04%                     0.75%                     0.90%
Neuberger Berman AMT Partners Portfolio - Class I
------------------------------------------------
2011            11,371 $12.05            $  136,989  0.00%                     0.75%                   -12.02%
2010            11,691  13.69               160,085  0.70%                     0.75%                    14.80%
2009            11,741  11.93               140,047  2.17%                     0.75%                    54.91%
2008            17,886   7.70               137,716  0.65%                     0.75%                   -52.75%
2007            17,450  16.30               284,355  0.72%                     0.75%                     8.51%
Neuberger Berman AMT Short Duration Bond
  Portfolio - Class I
------------------------------------------------
2011            10,151 $12.45            $  126,374  3.66%                     0.75%                    -0.46%
2010            11,833  12.51               147,986  5.17%                     0.75%                     4.50%
2009            12,595  11.97               150,745  8.65%                     0.75%                    12.48%
2008            10,881  10.64               115,782  4.56%                     0.75%                   -14.08%
2007            12,474  12.38               154,465  2.69%                     0.75%                     3.98%

                                  VA II - 44

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                           At December 31                                     For the year ended December 31
                ------------------------------------  -----------------------------------------------------------------------
                                                          Investment Income
                            Unit Value                         Ratio                Expense Ratio              Total Return
                 Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/  Lowest to Highest /(3)/
---------------------------------------------------   -----------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA - Non-Service
  Shares
------------------------------------------------------
2011             39,404 $ 11.74           $   462,505 1.36%                     0.75%                     -8.97%
2010             43,014   12.89               554,648 1.42%                     0.75%                     15.10%
2009             47,123   11.20               527,921 2.22%                     0.75%                     38.73%
2008             53,478    8.08               431,867 1.53%                     0.75%                    -40.64%
2007             53,541   13.60               728,350 1.24%                     0.75%                      5.52%
Oppenheimer Main Street Fund/VA - Non-Service Shares
------------------------------------------------------
2011             38,139 $ 10.59           $   403,982 0.82%                     0.75%                     -0.76%
2010             38,615   10.67               412,157 1.15%                     0.75%                     15.24%
2009             50,767    9.26               470,198 1.87%                     0.75%                     27.33%
2008             57,343    7.27               417,120 1.62%                     0.75%                    -38.93%
2007             61,059   11.91               727,276 0.96%                     0.75%                      3.64%
PIMCO VIT Real Return Portfolio - Administrative
  Class
------------------------------------------------------
2011             10,937 $ 12.62 to  12.93 $   141,448 3.40%                     0.10%    to     0.20%     11.44%   to    11.55%
2010            189,442   11.32 to  13.19   2,148,148 1.44%                     0.10%    to     0.45%      2.89%   to     7.89%
2009            216,159   10.50 to  12.26   2,328,964 3.04%                     0.20%    to     0.45%     17.83%   to    18.12%
2008            213,380    8.89 to  11.07   1,937,932 3.69%                     0.20%    to     0.65%    -11.15%   to    -7.45%
2007            172,055   11.24 to  11.99   2,046,406 4.95%                     0.45%    to     0.65%      9.91%   to    10.13%
PIMCO VIT Total Return Portfolio - Administrative
  Class
------------------------------------------------------
2011                  - $ 12.83           $         - 3.19%                     0.20%                      3.40%
2010             19,517   12.41               242,256 2.45%                     0.20%                      7.89%
2009             19,887   11.50               228,797 5.27%                     0.20%                     13.81%
2008             20,272   10.11 to  12.13     204,927 4.78%                     0.20%    to     0.65%      1.09%   to     4.32%
2007             38,170   11.31 to  11.65     437,539 5.15%                     0.45%    to     0.65%      8.03%   to     8.25%
SunAmerica Aggressive Growth Portfolio - Class 1
------------------------------------------------------
2011            165,733 $  7.07 to   9.26 $ 1,449,380 0.00%                     0.75%                     -2.71%
2010            169,271    7.27 to   9.52   1,527,624 0.00%                     0.75%                     20.26%
2009            173,292    6.04 to   7.91   1,296,608 0.14%                     0.75%                     39.43%
2008            170,282    4.33 to   5.68     915,539 0.65%                     0.75%                    -52.99%
2007            184,839    9.22 to  12.07   2,114,418 0.63%                     0.75%                     -1.24%
SunAmerica Alliance Growth Portfolio - Class 1
------------------------------------------------------
2011            311,279 $  8.61 to   8.71 $ 2,706,174 0.50%                     0.75%                     -3.03%
2010            354,632    8.88 to   8.98   3,179,878 0.80%                     0.75%                      9.42%
2009            371,977    8.11 to   8.21   3,048,459 0.60%                     0.75%                     39.98%
2008            410,595    5.80 to   5.86   2,404,044 0.16%                     0.75%                    -41.18%
2007            456,661    9.86 to   9.97   4,546,600 0.05%                     0.75%                     13.74%
SunAmerica Balanced Portfolio - Class 1
------------------------------------------------------
2011             78,163 $ 10.35 to  10.84 $   834,869 1.84%                     0.75%                      1.51%
2010             78,436   10.20 to  10.68     825,287 1.81%                     0.75%                     11.00%
2009             94,413    9.19 to   9.62     895,056 3.00%                     0.75%                     23.10%
2008            128,726    7.46 to   7.81     994,589 3.34%                     0.75%                    -26.45%
2007            149,012   10.14 to  10.62   1,565,780 2.91%                     0.75%                      4.61%

                                  VA II - 45

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                   At December 31                                           For the year ended December 31
       --------------------------------------       -----------------------------------------------------------------------
                                                        Investment Income
                    Unit Value                               Ratio                Expense Ratio               Total Return
        Units  Lowest to Highest        Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/   Lowest to Highest /(3)/
--------------------------------------------        -----------------------------------------------------------------------
SunAmerica Blue Chip Growth Portfolio -
  Class 1
----------------------------------------------------
2011     6,682 $  6.31                  $    42,147 0.17%                     0.75%                      -6.29%
2010    11,921    6.73                       80,245 0.28%                     0.75%                      11.68%
2009    11,303    6.03                       68,128 0.29%                     0.75%                      35.82%
2008    15,760    4.44                       69,944 0.55%                     0.75%                     -39.46%
2007    21,873    7.33                      160,346 0.34%                     0.75%                      13.21%
SunAmerica Capital Growth Portfolio - Class 1
----------------------------------------------------
2011     4,033 $  7.45                  $    30,062 0.00%                     0.75%                      -2.05%
2010     4,020    7.61                       30,595 0.00%                     0.75%                       8.42%
2009     5,619    7.02                       39,446 0.00%                     0.75%                      42.42%
2008     9,895    4.93                       48,772 0.00%                     0.75%                     -45.57%
2007     7,118    9.06                       64,465 0.95%                     0.75%                      12.70%
SunAmerica Cash Management Portfolio - Class
  1
----------------------------------------------------
2011   130,453 $ 11.96                  $ 1,560,002 0.00%                     0.75%                      -1.02%
2010   115,026   12.08                    1,389,656 0.00%                     0.75%                      -0.98%
2009   195,351   12.20                    2,383,428 2.53%                     0.75%                      -0.70%
2008   198,311   12.29                    2,436,538 2.93%                     0.75%                       0.42%
2007   193,122   12.23                    2,362,757 3.88%                     0.75%                       3.72%
SunAmerica Corporate Bond Portfolio - Class 1
----------------------------------------------------
2011    18,021 $ 21.67                  $   390,563 6.90%                     0.75%                       5.62%
2010    16,751   20.52                      343,723 7.57%                     0.75%                      10.14%
2009    20,101   18.63                      374,483 6.92%                     0.75%                      29.99%
2008    15,476   14.33                      221,803 4.49%                     0.75%                      -8.47%
2007    18,613   15.66                      291,427 3.75%                     0.75%                       4.68%
SunAmerica Davis Venture Value Portfolio -
  Class 1
----------------------------------------------------
2011    72,926 $ 20.76                  $ 1,514,206 1.31%                     0.75%                      -4.94%
2010    80,926   21.84                    1,767,696 0.71%                     0.75%                      11.35%
2009    84,538   19.62                    1,658,434 1.42%                     0.75%                      32.51%
2008   116,856   14.80                    1,730,056 1.73%                     0.75%                     -38.62%
2007   139,771   24.12                    3,371,406 0.89%                     0.75%                       4.86%
SunAmerica "Dogs" of Wall Street Portfolio -
  Class 1
----------------------------------------------------
2011    16,499 $ 14.94                  $   246,490 2.28%                     0.75%                      11.84%
2010    16,220   13.36                      216,672 2.83%                     0.75%                      15.87%
2009    15,124   11.53                      174,353 3.99%                     0.75%                      19.25%
2008    21,755    9.67                      210,320 3.34%                     0.75%                     -27.14%
2007    26,790   13.27                      355,467 2.38%                     0.75%                      -2.67%
SunAmerica Emerging Markets Portfolio -
  Class 1
----------------------------------------------------
2011    36,557 $ 22.67                  $   828,755 0.60%                     0.75%                     -26.64%
2010    40,556   30.90                    1,253,273 1.34%                     0.75%                      17.63%
2009    42,594   26.27                    1,118,933 0.00%                     0.75%                      75.33%
2008    59,199   14.98                      886,971 1.79%                     0.75%                     -56.94%
2007    61,230   34.79                    2,130,462 1.99%                     0.75%                      40.32%

                                  VA II - 46

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                  At December 31                                     For the year ended December 31
       ------------------------------------  -----------------------------------------------------------------------
                                                 Investment Income
                   Unit Value                          Ratio               Expense Ratio               Total Return
        Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/   Lowest to Highest /(3)/
------------------------------------------   -----------------------------------------------------------------------
SunAmerica Equity Opportunities Portfolio -
  Class 1
---------------------------------------------
2011    28,161 $ 11.54           $   325,016  0.58%                    0.75%                      -0.85%
2010    27,487   11.64               319,958  0.69%                    0.75%                      16.22%
2009    27,800   10.02               278,455  1.19%                    0.75%                      31.11%
2008    34,960    7.64               267,085  1.57%                    0.75%                     -38.93%
2007    34,314   12.51               429,288  1.75%                    0.75%                      -0.64%
SunAmerica Fundamental Growth Portfolio -
  Class 1
---------------------------------------------
2011    93,966 $  7.25           $   681,516  0.00%                    0.75%                      -6.19%
2010   107,513    7.73               831,183  0.00%                    0.75%                      16.13%
2009   115,572    6.66               769,354  0.00%                    0.75%                      34.96%
2008   131,731    4.93               649,762  0.00%                    0.75%                     -45.25%
2007   141,156    9.01             1,271,719  0.00%                    0.75%                      14.28%
SunAmerica Global Bond Portfolio - Class 1
---------------------------------------------
2011    27,259 $ 16.95 to  18.51 $   487,675  2.23%                    0.75%                       4.96%
2010    24,301   16.15 to  17.64     416,616  4.40%                    0.75%                       5.49%
2009    25,083   15.31 to  16.72     407,758  2.81%                    0.75%                       6.69%
2008    38,928   14.35 to  15.67     592,223  3.58%                    0.75%                       4.88%
2007    39,853   13.68 to  14.94     574,307  0.57%                    0.75%                      10.54%
SunAmerica Global Equities Portfolio -
  Class 1
---------------------------------------------
2011    42,486 $  9.56           $   405,958  0.99%                    0.75%                     -11.05%
2010    45,018   10.74               483,613  1.65%                    0.75%                      13.49%
2009    46,646    9.47               441,540  2.53%                    0.75%                      28.43%
2008    58,075    7.37               428,034  2.36%                    0.75%                     -43.81%
2007    58,621   13.12               769,002  1.23%                    0.75%                      11.03%
SunAmerica Growth Opportunities Portfolio -
  Class 1
---------------------------------------------
2011    17,012 $  5.95           $   101,146  0.00%                    0.75%                      -3.09%
2010    15,233    6.14                93,459  0.00%                    0.75%                      23.41%
2009    11,943    4.97                59,376  0.00%                    0.75%                      17.37%
2008    17,092    4.24                72,397  0.00%                    0.75%                     -36.36%
2007    21,342    6.66               142,042  0.00%                    0.75%                      20.65%
SunAmerica Growth-Income Portfolio - Class 1
---------------------------------------------
2011   182,086 $  9.55 to  10.29 $ 1,818,041  0.94%                    0.75%                       7.53%
2010   201,392    8.88 to   9.57   1,870,041  0.93%                    0.75%                      10.67%
2009   194,075    8.02 to   8.65   1,630,318  1.38%                    0.75%                      27.22%
2008   224,461    6.30 to   6.80   1,482,523  1.17%                    0.75%                     -43.33%
2007   247,908   11.13 to  12.00   2,895,990  0.95%                    0.75%                      10.28%
SunAmerica High-Yield Bond Portfolio -
  Class 1
---------------------------------------------
2011    13,465 $ 17.01           $   228,976  8.78%                    0.75%                       3.50%
2010    13,079   16.43               214,895 12.36%                    0.75%                      13.75%
2009    15,773   14.44               227,834  9.48%                    0.75%                      40.96%
2008    13,854   10.25               141,964 11.73%                    0.75%                     -32.66%
2007    14,869   15.22               226,263  7.32%                    0.75%                       0.62%

                                  VA II - 47

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                  At December 31                                     For the year ended December 31
       ------------------------------------  -----------------------------------------------------------------------
                                                 Investment Income
                   Unit Value                         Ratio                Expense Ratio               Total Return
        Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/   Lowest to Highest /(3)/
------------------------------------------   -----------------------------------------------------------------------
SunAmerica International Diversified
  Equities Portfolio - Class 1
---------------------------------------------
2011    46,195 $  8.79           $   406,012 2.13%                     0.75%                     -15.24%
2010    53,907   10.37               559,000 3.56%                     0.75%                       7.69%
2009    57,796    9.63               556,550 1.21%                     0.75%                      28.18%
2008    75,503    7.51               567,220 3.52%                     0.75%                     -39.92%
2007    77,423   12.50               968,063 2.04%                     0.75%                      14.48%
SunAmerica International Growth and Income
  Portfolio - Class 1
---------------------------------------------
2011    54,049 $ 10.24           $   553,292 3.05%                     0.75%                     -14.44%
2010    60,338   11.96               721,882 3.78%                     0.75%                       6.30%
2009    66,782   11.25               751,624 0.00%                     0.75%                      26.80%
2008    73,158    8.88               649,356 2.74%                     0.75%                     -46.31%
2007    89,375   16.53             1,477,656 1.66%                     0.75%                       6.36%
SunAmerica Marsico Focused Growth Portfolio
  - Class 1
---------------------------------------------
2011    46,720 $ 12.52           $   584,998 0.33%                     0.75%                      -2.17%
2010    47,418   12.80               606,921 0.39%                     0.75%                      16.53%
2009    50,075   10.98               549,988 0.81%                     0.75%                      29.73%
2008    55,696    8.47               471,549 0.52%                     0.75%                     -41.26%
2007    57,506   14.41               828,903 0.21%                     0.75%                      12.80%
SunAmerica MFS Massachusetts Investors
  Trust Portfolio - Class 1
---------------------------------------------
2011    40,439 $ 10.79           $   436,244 0.70%                     0.75%                      -2.64%
2010    42,012   11.08               465,519 0.90%                     0.75%                      10.36%
2009    46,350   10.04               465,368 1.36%                     0.75%                      25.79%
2008    44,657    7.98               356,447 1.09%                     0.75%                     -32.94%
2007    52,625   11.90               626,413 1.12%                     0.75%                       9.74%
SunAmerica MFS Total Return Portfolio -
  Class 1
---------------------------------------------
2011    43,060 $ 16.47           $   709,219 2.63%                     0.75%                       1.17%
2010    48,558   16.28               790,561 3.18%                     0.75%                       9.22%
2009    58,342   14.91               869,682 3.54%                     0.75%                      17.59%
2008    73,915   12.68               936,964 3.38%                     0.75%                     -22.60%
2007    81,599   16.38             1,336,467 2.70%                     0.75%                       3.46%
SunAmerica Mid-Cap Growth Portfolio - Class
  1
---------------------------------------------
2011   218,790 $  6.80 to  11.23 $ 1,975,372 0.00%                     0.75%                      -6.63%
2010   241,594    7.29 to  12.02   2,340,092 0.00%                     0.75%                      24.52%
2009   240,995    5.85 to   9.66   1,862,425 0.00%                     0.75%                      41.36%
2008   281,282    4.14 to   6.83   1,582,403 0.00%                     0.75%                     -43.79%
2007   305,617    7.36 to  12.15   3,086,681 0.26%                     0.75%                      16.06%
SunAmerica Real Estate Portfolio - Class 1
---------------------------------------------
2011    17,238 $ 26.24           $   452,344 0.89%                     0.75%                       7.34%
2010    22,356   24.45               546,534 1.84%                     0.75%                      19.00%
2009    19,732   20.54               405,340 1.88%                     0.75%                      28.82%
2008    25,194   15.95               401,775 3.59%                     0.75%                     -44.32%
2007    29,385   28.64               841,550 1.46%                     0.75%                     -14.99%

                                  VA II - 48

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                  At December 31                                     For the year ended December 31
       ------------------------------------  -----------------------------------------------------------------------
                                                 Investment Income
                   Unit Value                        Ratio                Expense Ratio              Total Return
        Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/  Lowest to Highest /(2)/  Lowest to Highest /(3)/
------------------------------------------   -----------------------------------------------------------------------
SunAmerica Technology Portfolio - Class 1
---------------------------------------------
2011    32,812 $  2.44           $    80,005 0.00%                    0.75%                     -6.09%
2010    44,101    2.60               114,501 0.00%                    0.75%                     19.37%
2009    41,921    2.17                91,178 0.00%                    0.75%                     49.28%
2008    65,192    1.46                94,982 0.00%                    0.75%                    -51.50%
2007    55,541    3.00               166,856 0.00%                    0.75%                     21.02%
SunAmerica Telecom Utility Portfolio -
  Class 1
---------------------------------------------
2011    30,494 $ 12.21           $   372,382 2.42%                    0.75%                      5.47%
2010    30,067   11.58               348,113 2.76%                    0.75%                     12.74%
2009    29,283   10.27               300,739 5.27%                    0.75%                     31.08%
2008    30,913    7.84               242,205 2.67%                    0.75%                    -37.91%
2007    27,255   12.62               343,922 2.83%                    0.75%                     20.00%
SunAmerica Total Return Bond Portfolio -
  Class 1
---------------------------------------------
2011    13,089 $ 21.40           $   280,104 2.08%                    0.75%                      5.57%
2010     4,717   20.27                95,609 1.92%                    0.75%                      5.55%
2009     2,959   19.20                56,833 1.66%                    0.75%                     10.76%
2008     4,195   17.34                72,733 3.19%                    0.75%                      4.29%
2007     5,333   16.63                88,672 5.56%                    0.75%                      4.75%
UIF Core Plus Fixed Income Portfolio -
  Class I Shares
---------------------------------------------
2011         - $ 12.20 to  13.50 $         - 0.00%                    0.20%    to     0.65%      4.96%   to      5.44%
2010         -   11.58 to  12.86           - 0.00%                    0.20%    to     0.65%      6.45%   to      6.93%
2009         -   10.83 to  12.08           - 0.00%                    0.20%    to     0.65%      8.93%   to      9.43%
2008         -    9.89 to  11.09           - 0.00%                    0.20%    to     0.65%    -10.79%   to    -10.38%
2007         -   11.04 to  12.43           - 9.34%                    0.20%    to     0.65%      4.77%   to      5.24%
UIF Mid Cap Growth Portfolio - Class I
  Shares
---------------------------------------------
2011    15,771 $ 11.93           $   188,220 0.35%                    0.10%                     -7.21%
2010    16,029   12.86 to  13.97     206,169 0.00%                    0.10%    to     0.45%     30.68%   to     31.72%
2009    47,743   10.60               506,282 0.00%                    0.45%                     56.95%
2008    43,869    6.76               296,394 0.64%                    0.45%                    -47.01%
2007    17,827   12.75               227,278 0.00%                    0.45%                     22.11%
VALIC Company I International Equities Fund
---------------------------------------------
2011    87,369 $  7.41 to   7.91 $   690,756 2.38%                    0.10%    to     0.20%    -13.27%   to    -13.19%
2010   128,202    8.55 to   9.58   1,145,480 0.41%                    0.10%    to     0.45%      7.98%   to     24.39%
2009   295,929    7.90 to   8.87   2,585,680 2.85%                    0.20%    to     0.45%     29.02%   to     29.34%
2008   248,541    6.10 to  11.81   1,677,157 5.02%                    0.20%    to     0.65%    -43.76%   to    -38.95%
2007    98,155   12.20 to  21.00   1,385,545 2.94%                    0.45%    to     0.65%      8.06%   to      8.28%
VALIC Company I Small Cap Index Fund
---------------------------------------------
2011    13,865 $ 10.58 to  10.73 $   148,728 0.49%                    0.10%    to     0.20%     -4.50%   to     -4.40%
2010    43,725   11.08 to  11.22     486,485 0.46%    to     1.32%    0.10%    to     0.45%     25.98%   to     30.13%
2009    77,246    8.77 to   8.79     678,593 1.77%                    0.20%    to     0.45%     27.65%   to     27.97%
2008    71,576    6.86 to  11.00     492,030 2.16%                    0.20%    to     0.65%    -34.90%   to    -31.44%
2007    36,738   10.56 to  16.89     510,636 1.42%                    0.45%    to     0.65%     -2.53%   to     -2.33%

                                  VA II - 49

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                 At December 31                                    For the year ended December 31
       ----------------------------------  -----------------------------------------------------------------------
                                               Investment Income
                  Unit Value                        Ratio                Expense Ratio              Total Return
       Units  Lowest to Highest Net Assets Lowest to Highest /(1)/   Lowest to Highest /(2)/  Lowest to Highest /(3)/
----------------------------------------   -----------------------------------------------------------------------
Van Eck VIP Emerging Markets Fund -
  Initial Class
-------------------------------------------
2011   13,425 $ 20.84           $ 279,778  1.13%                     0.90%                    -26.40%
2010   15,160   28.32             429,254  0.52%                     0.90%                     25.70%
2009   14,436   22.53             325,188  0.18%                     0.90%                    111.27%
2008   18,209   10.66             194,144  0.00%                     0.90%                    -65.10%
2007   21,582   30.55             659,252  0.48%                     0.90%                     36.38%
Van Eck VIP Global Hard Assets Fund -
  Initial Class
-------------------------------------------
2011    6,823 $ 36.71           $ 250,427  1.26%                     0.90%                    -17.20%
2010    7,531   44.33             333,860  0.42%                     0.90%                     28.08%
2009   13,178   34.61             456,095  0.28%                     0.90%                     56.12%
2008   17,599   22.17             390,151  0.36%                     0.90%                    -46.61%
2007   20,292   41.52             842,576  0.09%                     0.90%                     44.05%
Vanguard VIF Total Bond Market Index
  Portfolio
-------------------------------------------
2011        - $ 12.44           $       -  6.68%                     0.20%                      7.44%
2010   14,380   11.58             166,560  3.58%                     0.20%                      6.29%
2009   14,655   10.90             159,705  4.28%                     0.20%                      5.73%
2008   14,941   10.31 to  11.98   154,002  4.24%                     0.20%    to     0.65%      3.07%    to    4.55%
2007   12,980   11.46             148,788  3.94%                     0.65%                      6.29%

/(1)/ These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-accounts invest. In 2011 these amounts represent the aggregate ratio of each underlying fund, rather than a range as presented in prior years.

/(2)/ These amounts represent the annualized policy expenses of the Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

/(3)/ These amounts represent the total return for the years indicated, including changes in the value of the underlying Sub-account, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include policy charges deducted directly from account values. For the years ended December 31, 2011, 2010, 2009, 2008, and 2007, a total return was calculated using the initial unit value for the Sub-account if the Sub-account became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

/(4)/ Effective April 30, 2007, Dreyfus VIF Small Company Stock Portfolio -
      Initial Shares was closed and liquidated.

/(5)/ Effective April 25, 2008, AllianceBernstein Global Bond Portfolio - Class
      A and AllianceBernstein High Yield Portfolio - Class A were acquired by AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class A, which subsequently changed its name to AllianceBernstein Intermediate Bond Portfolio - Class A.

/(6)/ Effective September 26, 2008, AllianceBernstein Balanced Shares - Class A was acquired by AllianceBernstein Balanced Wealth Strategy Portfolio - Class A.

/(7)/ Effective April 24, 2009, Franklin Templeton Franklin Money Market Fund -
      Class 1 was closed and liquidated.

/(8)/ Effective April 24, 2009, JPMorgan Bond Portfolio was acquired by
      JPMorgan Insurance Trust Core Bond Portfolio - Class 1.

                                  VA II - 50

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

/(9)/ Effective April 24, 2009, JPMorgan U.S. Large Cap Core Equity Portfolio was acquired by JPMorgan Insurance Trust Diversified Equity Portfolio - Class 1, which subsequently changed its name to JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1.

/(10)/Effective September 25, 2009, AllianceBernstein Utility Income Portfolio
      - Class A was closed and liquidated.

/(11)/Effective April 30, 2010, Franklin Templeton Templeton Global Asset
      Allocation Fund - Class 1 was closed and liquidated.

                                  VA II - 51

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 8 - OTHER MATTERS


The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                                  VA II - 52

[LOGO]

                        AMERICAN GENERAL ASSURANCE COMPANY

                        Audited Statutory Financial Statements
                        December 31, 2011 and 2010

                      AMERICAN GENERAL ASSURANCE COMPANY

                INDEX TO AUDITED STATUTORY FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL INFORMATION

                                                                          PAGE
Report of Independent Auditors                                             3

Statutory Financial Statements
   Statutory Statements of Admitted Assets, Liabilities and
   Capital and Surplus                                                   5 to 6
   Statutory Statements of Operations                                      7
   Statutory Statements of Changes in Capital and Surplus                  8
   Statutory Statements of Cash Flows                                      9
   Notes to Financial Statements - Statutory Basis
           1  Nature of Operations                                         10
           2  Summary of Significant Accounting Policies                   10
           3  Investments                                                  20
           4  Fair Value Measurements                                      25
           5  Aggregate Policy Reserves and Deposit Fund
              Liabilities                                                  27
           6  Premium Deferred and Uncollected                             27
           7  Reinsurance                                                  28
           8  Federal Income Taxes                                         29
           9  Capital and Surplus                                          33
           10 Retirement Plans, Deferred Compensation,
              Postemployment Benefits, Compensated Absences and
              Other Postretirement Benefit Plans                           34
           11 Commitments and Contingencies                                37
           12 Related Party Transactions                                   38
           13 Reconciliation to Annual Statements                          39
           14 Subsequent Events                                            39
Supplemental Information
   Supplemental Schedule of Assets and Liabilities                         41
   Supplemental Investment Risks Interrogatories                           43
   Supplemental Summary Investment Schedule                                47

[LOGO]

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of American General Assurance Company

We have audited the accompanying statutory statement of admitted assets, liabilities and capital and surplus of American General Assurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., as of December 31, 2011 and 2010, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the financial statements, in 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

--------------------------------------------------------------------------------
PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4714, www.pwc.com/us

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities, Supplemental Summary Investment Schedule and Supplemental Investment Risk Interrogatories (collectively, the "Schedules") of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the Schedules of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2 of the statutory basis financial statements. As a consequence, the Schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Schedules have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

[LOGO]

May 25, 2012

                      AMERICAN GENERAL ASSURANCE COMPANY
 STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS

                                                                DECEMBER 31,
                                                              -----------------
                                                                2011     2010
                                                              -------- --------
                                                               (In Thousands)
 ADMITTED ASSETS
 Cash and investments
    Bonds - unaffiliated                                      $144,814 $106,572
    Bonds - affiliated                                               -   13,000
    Preferred stocks                                                50       49
    Common stocks - affiliated                                   8,534    8,511
    Cash, cash equivalents and short-term investments            8,166   38,014
    Contract loans                                                 133      225
    Other invested assets                                        1,099    6,855
                                                              -------- --------
 Total cash and investments                                    162,796  173,226

 Amounts recoverable from reinsurers                               577      242
 Amounts receivable under reinsurance contracts                    262    1,450
 Current federal income tax recoverable                          2,078      685
 Deferred tax asset                                              4,815    3,260
 Accrued investment income                                       1,288    1,289
 Premiums due, deferred and uncollected                          7,822    8,433
 Receivable from affiliates                                          -      288
 Other assets                                                      805    1,434
                                                              -------- --------
 Total admitted assets                                        $180,443 $190,307
                                                              ======== ========

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
 STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS
                                  (CONTINUED)


                                                                DECEMBER 31,
                                                              -----------------
                                                                2011     2010
                                                              -------- --------
                                                               (In Thousands)
 LIABILITIES AND CAPITAL AND SURPLUS
 Liabilities:
    Policy reserves and contractual liabilities:
        Life and annuity reserves                             $  7,952 $  7,803
        Liabilities for deposit-type contracts                     799      721
        Accident and health reserves                            44,006   43,390
        Policy and contract claims                               8,418   10,920
                                                              -------- --------
    Total policy reserves and contractual liabilities           61,175   62,834

    Experience rated refund                                      5,166    6,505
    Payable to affiliates                                           47      181
    Accrued expenses                                             5,155    5,854
    Other liabilities                                            4,007    5,061
    Asset valuation reserve                                      2,391    3,819
                                                              -------- --------
 Total liabilities                                              77,941   84,254
                                                              -------- --------
 Capital and surplus:
    Common stock                                                 2,500    2,500
    Gross paid-in and contributed surplus                       40,084   39,951
    Special surplus funds                                        8,339   11,198
    Unassigned surplus                                          51,579   52,404
                                                              -------- --------
 Total capital and surplus                                     102,502  106,053
                                                              -------- --------
 Total liabilities and capital and surplus                    $180,443 $190,307
                                                              ======== ========

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
                      STATUTORY STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                                2011     2010
                                                              -------  -------
                                                               (In Thousands)
 REVENUES
    Premiums and annuity considerations                       $43,389  $53,358
    Net investment income                                      12,713   10,206
    Amortization of interest maintenance reserve                 (963)    (936)
    Commissions and expense allowances                          6,344    8,344
    Other income                                                    6        2
                                                              -------  -------
 Total revenues                                                61,489   70,974
                                                              -------  -------
 BENEFITS AND EXPENSES
    Death benefits                                              8,910    6,987
    Surrender benefits                                            115       24
    Other benefits                                             14,474   16,707
    Change in life, annuity, accident and health reserves      (1,142)  (5,802)
    Commissions                                                20,424   26,977
    General insurance expenses                                  5,968    9,868
    Taxes, licenses, and fees                                   2,000    1,868
    Other expenses                                                 10       25
                                                              -------  -------
 Total benefits and expenses                                   50,759   56,654
                                                              -------  -------
 Net gain from operations before federal income taxes          10,730   14,320
 Federal income tax                                             1,703    4,602
                                                              -------  -------
 Net gain from operations                                       9,027    9,718
 Net realized capital gains                                        18    2,021
                                                              -------  -------
 Net income                                                   $ 9,045  $11,739
                                                              =======  =======

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
            STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                         COMMON   GROSS PAID-
                           AND      IN AND    SPECIAL
                        PREFERRED CONTRIBUTED SURPLUS  UNASSIGNED TOTAL CAPITAL
                          STOCK     SURPLUS    FUNDS    SURPLUS    AND SURPLUS
                        --------- ----------- -------  ---------- -------------
                                            (In Thousands)
Balance at January 1,
  2010                   $2,500     $39,909   $19,974   $ 30,584    $ 92,967
   Net income                                             11,739      11,739
   Net change in
     unrealized
     capital losses                                         (241)       (241)
   Change in deferred
     tax                                                  (1,101)     (1,101)
   Change in
     non-admitted
     assets                                                1,989       1,989
   Change in
     liability for
     reinsurance in
     unauthorized
     companies                                               348         348
   Change in asset
     valuation reserve                                       327         327
   Impact of SSAP 10R
     incremental
     deferred tax
     assets                                       (17)                   (17)
   Change in
     additional
     paid-in surplus                     42                               42
   Amortization of
     special surplus                           (8,759)     8,759           -
                         ------     -------   -------   --------    --------
Balance at
  December 31, 2010       2,500      39,951    11,198     52,404     106,053
   Net income                                              9,045       9,045
   Net change in
     unrealized
     capital losses                                       (3,292)     (3,292)
   Change in deferred
     tax                                                   2,409       2,409
   Change in
     non-admitted
     assets                                               (2,987)     (2,987)
   Change in
     liability for
     reinsurance in
     unauthorized
     companies                                               (36)        (36)
   Change in asset
     valuation reserve                                     1,428       1,428
   Impact of SSAP 10R
     incremental
     deferred tax
     assets                                     1,524                  1,524
   Prior period
     corrections (See
     Note 2)                                              (1,175)     (1,175)
   Change in
     additional
     paid-in surplus                    133                              133
   Dividends to
     stockholder                                         (10,600)    (10,600)
   Amortization of
     special surplus                           (4,383)     4,383           -
                         ------     -------   -------   --------    --------
Balance at
  December 31, 2011      $2,500     $40,084   $ 8,339   $ 51,579    $102,502
                         ======     =======   =======   ========    ========

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
                      STATUTORY STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                             -----------------
                                                               2011      2010
                                                             --------  -------
                                                               (In Thousands)
CASH FROM OPERATIONS
Premium and annuity considerations collected, net of
  reinsurance                                                $ 43,843  $58,258
Net investment income                                          12,442    8,642
Other income                                                    6,350    8,286
                                                             --------  -------
Total revenues received                                        62,635   75,186
                                                             --------  -------
Benefits paid                                                  25,477   28,520
Commissions and expenses paid                                  29,071   40,065
Federal income taxes                                            3,104    2,907
                                                             --------  -------
Total benefits and expenses paid                               57,652   71,492
                                                             --------  -------
Net cash provided by operations                                 4,983    3,694
                                                             --------  -------
CASH FROM INVESTMENTS
Proceeds provided by investments sold, matured or repaid:
   Bonds                                                       23,047   21,502
   Stocks                                                           -    3,033
   Other invested assets                                          632        -
                                                             --------  -------
Total proceeds provided by investments sold, matured or
  repaid                                                       23,679   24,535
                                                             --------  -------
Cost of investments acquired:
   Bonds                                                       47,971       16
   Other invested assets                                            -      570
                                                             --------  -------
Total cost of investments acquired                             47,971      586
Net decrease in contract loans                                    (92)      (9)
                                                             --------  -------
Net cash (used in) provided by investing activities           (24,200)  23,958
                                                             --------  -------
CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Net deposits on deposit-type contract funds                        65      720
Dividends paid to stockholder                                 (10,600)       -
Other, net                                                        (96)  (2,876)
                                                             --------  -------
Net cash used in financing and miscellaneous activities       (10,631)  (2,156)
                                                             --------  -------
Net (decrease) increase in cash and short-term investments    (29,848)  25,496
Cash, cash equivalents and short-term investments at
  beginning of year                                            38,014   12,518
                                                             --------  -------
Cash, cash equivalents and short-term investments at end of
  year                                                       $  8,166  $38,014
                                                             ========  =======

See accompanying notes to statutory financial statements.

                      AMERICAN GENERAL ASSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

American General Assurance Company ("AGAC" or the "Company") is a wholly owned subsidiary of SunAmerica Financial Group, Inc. ("SAFG"), which in turn is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

The Company is a stock life insurance company domiciled and licensed under the laws of the State of Illinois and is subject to regulation by the Illinois Department of Insurance ("ILDOI"). The Company is also subject to regulation by the states in which it is authorized to transact business.

The Company currently concentrates the marketing of its group life and health products on worksites and associations. The group products generally include life, accidental death & dismemberment, critical illness, dental, vision and disability income coverage. The Company is licensed in 49 states and the District of Columbia.

The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance and financial products.

The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the ILDOI. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"), as described herein.

The ILDOI recognizes only statutory accounting practices prescribed or permitted by the State of Illinois for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Illinois Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures Manual ("NAIC SAP"), has been adopted as a component of prescribed or permitted practices by the State of Illinois. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company does not employ any prescribed or permitted accounting practices that differ from NAIC SAP.

Certain classifications and format changes have been made to prior year amounts to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting practices prescribed or permitted by the ILDOI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the period.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The areas of significant judgments and estimates include the following:

    .  Application of other-than-temporary impairments ("OTTI");
    . Estimates with respect to income taxes, including recoverability of deferred tax assets ("DTA");
    . Fair value measurements of certain financial assets; and . Policy reserves for life insurance contracts.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's statutory statements of admitted assets, liabilities and capital and surplus, statutory statements of operations and statutory statements of cash flows could be materially affected.

SIGNIFICANT ACCOUNTING POLICIES

Bonds

Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a rating in over one year from the NAIC's Security Valuation Office ("SVO") receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and
(3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. If the decline in fair value of a bond is considered to be other-than-temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continued review of its investments. The discount or premium on bonds is amortized using the effective yield method.

All residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") were defined to be loan-backed and structured securities ("LBaSS") for 2010. The definition of LBaSS was expanded in 2011 to include certain securities that were previously accounted for pursuant to the guidance for bonds, other than LBaSS. The additional securities included in LBaSS in 2011 includes, but is not limited to, pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are stated at amortized cost, except for those with a NAIC designation of "6" or "6*". LBaSS with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. LBaSS that have not been filed and have not received a rating in over one year from the NAIC's SVO receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Securities filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that
(1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with a NAIC 5* designation are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Risk-based capital ("RBC") charges are based on the final NAIC designation. For LBaSS, NAIC designations are determined with a multi-step approach. The initial designation is used to determine the statement value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways for 2011. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock and PIMCO, respectively. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified rating based on an NAIC matrix and the Company's statement value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the NAIC's SVO, interest only securities, and those securities with an original NAIC designation of 1, 5*, 6, or 6*, the final NAIC designation is based on the SVO or Acceptable Rating Organization ("ARO") rating and is not subject to a modified rating or financial modeling.

Preferred Stocks

Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized investment losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

Common Stocks

Investments in U.S. domiciled insurance Subsidiary, Controlled, and Affiliated ("SCA") entities are recorded based on the underlying audited statutory equity of the respective entity's statutory financial statements, adjusted for unamortized goodwill, if applicable. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized investment gains or losses. Dividends received from such affiliates are recorded as investment income when received.

Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments that have original maturities of three months or less at date of purchase and are stated at amortized cost, which approximates fair value. Short-term investments consist of securities that have original maturities of greater than three months and less than twelve months at date of purchase and are stated at amortized cost, which approximates fair value.

Contract Loans

Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the contract cash surrender value are considered non-admitted assets.

Other Invested Assets

Other invested assets principally consist of investments in limited partnerships and limited liability companies and are accounted for using the equity method. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, shall be reported using an equity method as defined in Statement of Statutory Accounting Principles ("SSAP") No. 97 - "Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88" ("SSAP 97"). Pursuant to SSAP 97, such investments are generally reported based on audited U.S. GAAP equity, with subsequent adjustment to a statutory basis of accounting, if applicable.

Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, were generally recorded based on the underlying audited U.S. GAAP equity of the investee, with some prescribed exceptions. SSAP No. 48 - "Joint Ventures, Partnerships and Limited Liability Companies" ("SSAP 48"), allows the use of (a) the U.S. GAAP basis equity as set forth in the footnote reconciliation of foreign GAAP equity and income to U.S. GAAP within the audited foreign GAAP financial

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

statements or (b) the International Financial Reporting Standards ("IFRS") basis equity in the audited IFRS prepared financial statements as an acceptable basis for the valuation of minor/non-controlled investments. In addition, the audited U.S. tax basis equity may also be used in certain circumstances.

All investments in other invested assets in which underlying audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets as required by SSAPs 48 and/or 97. The Company did not have any non-admitted partnership investments at December 31, 2011 and 2010. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized investment gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other-than-temporary are recognized as realized losses.

Investment Income

Due and accrued income is excluded from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days or is uncertain, and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days, or when collection of interest is uncertain.

Net Realized Capital Gains (Losses)

Realized investment gains and losses, which are determined by using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the interest maintenance reserve ("IMR").

Bonds Impairments

The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value.

For LBaSS, a non-interest related (i.e., credit related) OTTI (resulting from a decline in value due to fundamental credit problems of the issuer) is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. When this occurs, the LBaSS is written down to fair value.

In assessing whether a non-interest impairment has occurred for LBaSS, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities. When estimating future cash flows, management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

       .  Current delinquency rates;
       .  Expected default rates and timing of such defaults;
       .  Loss severity and timing of any such recovery;
       .  Expected prepayment speeds; and
       .  Ratings of securities underlying structured products.

In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Non-admitted Assets

All assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, prepaid assets, electronic data processing ("EDP") equipment assets, agents' balances or other receivables over 90 days, are excluded from admitted assets and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets amounted to $7 million and $4 million at December 31, 2011 and 2010, respectively.

IMR

The IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest related investment gains and losses resulting from sales (net of taxes) and interest related OTTI (net of taxes). An interest related OTTI occurs when the Company, at the balance sheet date, has the intent to sell an investment or does not have the intent and ability to hold the security before recovery of the cost of the investment. For LBaSS, if the Company recognizes an interest related OTTI, the non-interest related OTTI is booked to the asset valuation reserve ("AVR"), and the interest related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold. The negative IMR balances of $3 million and $4 million were considered non-admitted assets at December 31, 2011 and 2010, respectively.

AVR

The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreases in surplus.

Policy Reserves and Deposit Fund Liabilities

Life, annuity, and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the ILDOI. The Company does not return unearned premiums when a loss is incurred. The Company returns unearned premiums upon cancellation of its policies. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the future valuation of net premiums exceed the future guaranteed gross premiums on any insurance in force.

The reserve for future policy benefits includes aggregate actuarial reserves prepared in accordance with state statutes and administrative regulations. The reserves are stated after deductions for reinsurance ceded to other companies primarily on a coinsurance basis. The aggregate reserve for life policies has been calculated primarily using the Net Level Reserve Method. The 1958 Commissioners Standard Ordinary Mortality and the 1980 Commissioners Extended Term Mortality Table assuming interest rates of 3 percent to 4.5 percent, have been principally used in making these reserve computations. The aggregate reserve for accident and health policies consists primarily of Present Value of Amounts Not Yet Due on claims using the 1987 Commissioners Group Disability Table using interest rates from 4.00 percent to 4.50 percent.

For future benefits payable on current waiver of premium claims, disabled life reserves have been based on the 1970 Kreiger Table, assuming an interest rate from 3.25 percent to 7.75 percent. For claims reported and unreported to the Company on which available information is insufficient to establish the tabular reserve, the Company carries an average claims value based on past experience.

The Company performs annual cash flow testing in accordance with the Actuarial Opinion and Memorandum Regulation to ensure adequacy of the reserves. No additional reserves were required in 2011 or 2010 as a result of this analysis.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2011, the Company had Life policy reserves of $664 thousand for which gross premiums are less than the net premiums according to the standard calculation set by the State of Illinois.

Policy and Contract Claims

Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Premiums and Related Expenses

Life premiums are recognized as income over the premium paying periods of the related policies. Health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies. Acquisition costs such as sales commissions and other expenses related to the production of new business are charged to the statutory statements of operations as incurred.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Allocated Expenses

Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services.

Income Taxes

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the statutory statements of operations represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory book basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the statutory statements of operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory book income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

A net DTA or deferred tax liabilities ("DTL") is included in the statutory statements of admitted assets, liabilities and capital and surplus, which reflects the expected future tax consequences of temporary differences between the statement values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTA and DTL is reflected in a separate component of unassigned surplus. Net DTA are limited to their admissible amount according to a prescribed formula.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

CORRECTION OF ERRORS

SSAP No. 3, "Accounting Changes and Corrections of Errors" requires that corrections of errors related to prior periods be reported as adjustments to unassigned surplus.

During 2011, the Company corrected the long term disability and life reserves as a result of errors in calculations. These out-of-period errors corrected change in life, annuity, accident and health reserves, resulting in a $1.2 million decrease to surplus.

These errors are immaterial to the 2011 statutory financial statements taken as a whole.

ACCOUNTING CHANGES

SSAP 5R

SSAP No. 5, "Liabilities, Contingencies and Impairments of Assets" ("SSAP 5") was revised ("SSAP 5R") effective January 1, 2011 to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, Guarantees, with modifications. These revisions require entities to record a liability it has undertaken in issuing a guarantee even if the likelihood of having to make a payment under the guarantee is remote. These changes did not have a material impact on the Company's statutory financial statements.

SSAP 35R

SSAP No. 35, "Guaranty Fund and Other Assessments" ("SSAP 35") was revised ("SSAP 35R") effective January 1, 2011 to adopt the GAAP guidance in ASC 405-30 "Insurance-Related Assessments" (Statement of Position 97-3 "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments") with some modifications. The revised SSAP modifies the requirement for recognizing liabilities for insurance related assessments. Under the new guidance the liability is not recognized until the event obligating the entity to pay a probable or imposed assessment has occurred. This impacts prospective-premium based guaranty fund assessments as the event that obligates the entity is the writing of, or becoming obligated to write or renew the premiums on which future assessments are to be based. These revisions primarily affect property and casualty companies and did not have a material impact on the Company's statutory financial statements.

SSAP 43R

SSAP No. 43R, "Loan-backed and Structured Securities" ("SSAP 43R") was revised effective January 1, 2011 to require that gains and losses be bifurcated between the IMR and the AVR based on management's analysis, regardless of whether the gain or loss occurs due to a sale or a loss occurs due to OTTI.

In addition, revisions to the definition of LBaSS has expanded the population of investments that are classified as LBaSS, including but not limited to pass-through securities, lease-backed securities, equipment trust certificates and credit tenant loans. These changes did not have a material impact on the Company's statutory financial statements.

SSAP 10R

SSAPs No. 10R, "Income Taxes - Revised, A Temporary Replacement of SSAP No. 10" ("SSAP 10R"), modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15 percent capital and surplus limit instead of 10 percent. Gross DTA are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for annual 2009 and interim and annual 2010 statutory financial statements. Subsequent adopted revisions extended the SSAP 10R sunset clause through 2011 and incorporated additional disclosures for tax-planning strategies. The increased amount in admitted DTA is separately reported in the statutory statement of changes in capital and surplus and the capital and surplus section of the statutory statement of admitted assets, liabilities and capital and surplus. See Note 8 for further detail.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SSAP 101

Effective January 1, 2012, SSAP No. 101, "Income Taxes" ("SSAP 101") states that statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks that corresponds with the Internal Revenue Code tax loss carryback provisions but not to exceed three years for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within three years of the balance sheet date or 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, provided the Company's end of year RBC is greater than 300 percent, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTL taking into account the tax character of the DTA and DTL and the reversal pattern of the temporary differences.

DIFFERENCES IN STATUTORY ACCOUNTING AND U.S. GAAP ACCOUNTING

The accompanying statutory financial statements have been prepared in accordance with accounting practices prescribed or permitted by the ILDOI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows.

Under NAIC SAP, investments in insurance subsidiaries are recorded based upon the underlying statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through the consolidation accounting. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

Under NAIC SAP, certain assets designated as "non-admitted," principally a negative IMR, certain DTA, receivables, computer software, agents' debit balances, receivables over 90 days, and prepaid expenses, are excluded from the accompanying statutory statements of admitted assets, liabilities, and capital and surplus and are charged directly to unassigned surplus.

Under NAIC SAP, the policy acquisition costs that vary with and are primarily related to the acquisition of new business are expensed when incurred. Under U.S. GAAP, acquisition costs related to interest-sensitive life insurance contracts, investment contracts, and participating life insurance contracts, to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs are amortized over the premium-paying period of the related contracts using assumptions that are consistent with those used in computing policy benefit reserves.

Under NAIC SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset and under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

Under NAIC SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premiums, and unpaid losses ceded to reinsurers not licensed to assume such business. Changes to these amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under NAIC SAP, policy and contractual liabilities ceded to reinsurers have been reported as reductions of the related reserves, rather than as assets as required under U.S. GAAP.

Under NAIC SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the Company within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the Company based on management's estimates and judgments.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Under NAIC SAP, the Commissioner's Reserve Valuation Method is used for the majority of individual insurance reserves; under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under NAIC SAP; under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

Under NAIC SAP, reserves for deposit-type contracts are based upon their accumulated values, discounted at an annual statutory effective rate, while under U.S. GAAP, reserves for deposit-type contracts are recorded at their accumulated values.

Under NAIC SAP, SSAP 10R modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15 percent capital and surplus limit instead of 10 percent. Gross DTA are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for annual 2009 and interim and annual 2010 financial statements. Subsequent adopted revisions extended the SSAP 10R sunset clause through 2011 and incorporated additional disclosures for tax-planning strategies.

Under NAIC SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

Under NAIC SAP, all single-class and multi-class MBS or other ABS (e.g., collateralized mortgage obligations ("CMO"), MBS and ABS) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. LBaSS that were other-than temporarily impaired prior to October 1, 2008 were written down to fair value. Bonds and other than LBaSS that were other-than temporarily impaired were written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all fixed maturity securities, if it is determined that a decline in fair value is other than temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-interest portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

Under NAIC SAP, joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, were generally recorded based on the underlying audited U.S. GAAP equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies are carried at equity or cost depending on the equity ownership position and equity in earnings of partnerships carried at equity is recorded as investment income.

Under NAIC SAP, the AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus.

Under NAIC SAP, the Company reports an IMR which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on groupings of individual securities sold in five-year bands. Realized gains

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

and losses are reported net of tax and transfers to the IMR, below net gain from operations. Under U.S. GAAP, pretax realized gains and losses are reported as a component of total revenues, with related taxes included in taxes from operations.

The Company ceded its credit life and credit accident and health business effective December 31, 2006 under an indemnity coinsurance agreement. Under NAIC SAP, the Company recorded a reserve credit for the ceded reserves, and the reinsurance transaction resulted in a deferred gain recorded directly to special surplus funds. These deferred gains will be amortized into unassigned surplus as the Company is relieved of its legal liability to the policyholders and the reinsured reserves reduce. On a U.S. GAAP basis, the Company recorded an operating loss on the transaction, primarily due to premium deficiency loss recognition on the ceded business.

A reconciliation of the Company's statutory net income to U.S. GAAP net income and statutory capital and surplus to U.S. GAAP shareholder's equity for the years ended December 31, 2011 and 2010 is as follows:

                                          NET INCOME (LOSS) CAPITAL AND SURPLUS
                                          ----------------  ------------------
                                            2011     2010     2011      2010
                                          -------  -------  --------  --------
                                                     (In Thousands)
As reported on a statutory basis          $ 9,045  $11,739  $102,502  $106,053
   Unrealized gains (losses) on
     invested assets                            -        -     9,252     2,340
   Deferred acquisition costs and costs
     of insurance purchased                  (719)  (1,345)      449     1,168
   Reserves                                (2,821)     223    (3,962)   (2,317)
   Premiums receivable                        (24)     (50)       27         -
   IMR                                        963      936         -         -
   Investment income/valuation
     differences                              (74)  (1,171)     (861)     (791)
   Income taxes                              (926)  (2,274)   (2,768)    4,545
   AVR                                          -        -     2,391     3,819
   Non-admitted assets                          -        -     4,743       797
   Earnings of consolidated subsidiaries        -        -    (1,305)   (1,282)
   Other                                     (161)     (81)    2,395     2,571
                                          -------  -------  --------  --------
Total adjustments                          (3,762)  (3,762)   10,361    10,850
                                          -------  -------  --------  --------
As reported on a U.S. GAAP basis          $ 5,283  $ 7,977  $112,863  $116,903
                                          =======  =======  ========  ========

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS

BONDS AND STOCKS

The statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2011 are as follows:

                                                GROSS      GROSS
                                    STATEMENT UNREALIZED UNREALIZED ESTIMATED
                                      VALUE      GAIN       LOSS    FAIR VALUE
  DECEMBER 31, 2011                 --------- ---------- ---------- ----------
                                                 (In Thousands)
  Bonds:
     U.S. Government obligations    $  8,000   $ 2,157    $     -    $ 10,157
     Special revenue                  22,517     1,136          -      23,653
     Industrial and miscellaneous    104,312     9,059     (3,950)    109,421
     Hybrid securities                 9,985       806       (822)      9,969
                                    --------   -------    -------    --------
  Total Bonds                        144,814    13,158     (4,772)    153,200
  Preferred Stocks                        50         5          -          55
                                    --------   -------    -------    --------
  Total Bonds and Preferred Stocks  $144,864   $13,163    $(4,772)   $153,255
                                    ========   =======    =======    ========

The statement value, gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2010 are as follows:

                                                 GROSS      GROSS
                                     STATEMENT UNREALIZED UNREALIZED ESTIMATED
                                       VALUE      GAIN       LOSS    FAIR VALUE
 DECEMBER 31, 2010                   --------- ---------- ---------- ----------
                                                  (In Thousands)
 Bonds:
    U.S. Government obligations      $  7,992    $  990    $     -    $  8,982
    Special revenue                     1,836        37          -       1,873
    Industrial and miscellaneous       86,759     5,909     (6,188)     86,480
    Hybrid securities                   9,985       889        (88)     10,786
    Parent, subsidiaries, and
      affiliates                       13,000         -          -      13,000
                                     --------    ------    -------    --------
 Total Bonds                          119,572     7,825     (6,276)    121,121
 Preferred Stocks                          49         1         (1)         49
                                     --------    ------    -------    --------
 Total Bonds and Preferred Stocks    $119,621    $7,826    $(6,277)   $121,170
                                     ========    ======    =======    ========

At December 31, 2011 and 2010, bonds carried at amortized cost of $8 million were on deposit with regulatory authorities in accordance with statutory requirements.

At December 31, 2011 and 2010, cost of affiliated common stocks held was $7 million.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following table summarizes the Company's gross unrealized losses, including amounts on NAIC 6 and 6* bonds, and fair value on investment securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010 as follows:

                      LESS THAN            12 MONTHS
                      12 MONTHS             OR MORE               TOTAL
                 -------------------  -------------------  -------------------
                                         (In Thousands)
                 ESTIMATED            ESTIMATED            ESTIMATED
                   FAIR    UNREALIZED   FAIR    UNREALIZED   FAIR    UNREALIZED
DECEMBER 31,       VALUE     LOSSES     VALUE     LOSSES     VALUE     LOSSES
2011             --------- ---------- --------- ---------- --------- ----------
Bonds:

   Industrial &
   Miscellaneous  $4,683     $(124)    $23,974   $(3,826)   $28,657   $(3,950)

   Hybrid
   securities      2,923      (572)      2,250      (250)     5,173      (822)
                  ------     -----     -------   -------    -------   -------
Total             $7,606     $(696)    $26,224   $(4,076)   $33,830   $(4,772)
                  ======     =====     =======   =======    =======   =======

As of December 31, 2011, the Company held 13 individual bond securities that were in an unrealized loss position, of which 7 individual investments were in an unrealized loss position continuously for 12 months or more.

                      LESS THAN            12 MONTHS
                      12 MONTHS             OR MORE               TOTAL
                 -------------------  -------------------  -------------------
                                         (In Thousands)
                 ESTIMATED            ESTIMATED            ESTIMATED
                   FAIR    UNREALIZED   FAIR    UNREALIZED   FAIR    UNREALIZED
DECEMBER 31,       VALUE     LOSSES     VALUE     LOSSES     VALUE     LOSSES
2010             --------- ---------- --------- ---------- --------- ----------
Bonds:

   U.S.
   Government      $107       $ -      $     -   $     -    $   107   $     -

   Industrial &
   Miscellaneous      -         -       28,006    (6,188)    28,006    (6,188)

   Hybrid
   securities         -         -        2,413       (88)     2,413       (88)

Equity
securities:

   Preferred
   stocks            41        (1)           -         -         41        (1)
                   ----       ---      -------   -------    -------   -------
Total              $148       $(1)     $30,419   $(6,276)   $30,567   $(6,277)
                   ====       ===      =======   =======    =======   =======

As of December 31, 2010, the Company held 11 individual bond securities that were in an unrealized loss position, of which 9 individual investments were in an unrealized loss position continuously for 12 months or more.

At December 31, 2011, the statement value and estimated fair value of bonds by expected maturity are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or repay obligations with or without call or prepayment penalties.

                                                            ESTIMATED
                                                  STATEMENT   FAIR
                                                    VALUE     VALUE
          DECEMBER 31, 2011                       --------- ---------
                                                    (In Thousands)
          Due in one year or less                 $  2,615  $  2,617
          Due after one year through five years     25,375    26,503
          Due after five years through ten years    27,553    29,392
          Due after ten years                       30,903    38,719
          LBaSS                                     58,368    55,969
                                                  --------  --------
          Total                                   $144,814  $153,200
                                                  ========  ========

Bonds in or near default as to payment of principal or interest had an immaterial statement value at December 31, 2011 and 2010. The total amount excluded from due and accrued investment income for bonds was $486 thousand and $424 thousand at December 31, 2011 and 2010, respectively.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2011, the Company's bond portfolio included $9 million of bonds not rated investment grade by the NAIC guidelines (categories 3-6). These bonds accounted for 4.7 percent of the Company's total assets and 5.2 percent of invested assets. The holdings of below investment grade bonds are well diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At December 31, 2011, the Company had no individual investments that exceeded 10 percent of the Company's total capital and surplus. At December 31, 2010 the Company's investments included two investments that exceeded 10 percent of the Company's total capital and surplus. One investment was a short-term money market investment of $38 million, the other was an affiliated bond of $13 million.

LBASS

The Company determines fair value of LBaSS based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations ("CDO") are priced by approved commercial pricing vendors and broker dealer quotations. A small portion of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

The fair value and statement value of the Company's LBaSS as of December 31, 2011 and 2010 were as follows:

                                       ESTIMATED  STATEMENT
                                       FAIR VALUE   VALUE
                    DECEMBER 31, 2011  ---------- ---------
                                          (In Thousands)
                         LBaSS          $55,969    $58,368

                                       ESTIMATED  STATEMENT
                                       FAIR VALUE   VALUE
                    DECEMBER 31, 2010  ---------- ---------
                                          (In Thousands)
                         LBaSS          $20,128    $25,557

Prepayment assumptions for single class, multi-class MBS and ABS were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

At December 31, 2011 and 2010, the Company had exposure to a variety of LBaSS including, but not limited to, RMBS, CMBS and CDO. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

At December 31, 2011 and 2010, the Company did not have any securities within the scope of SSAP 43R with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

At December 31, 2011, the Company held the following LBaSS for which it had recognized non-interest related OTTI subsequent to the adoption of SSAP 43R:

           BOOK/ADJUSTED                                                            DATE OF
           CARRYING VALUE                                                          FINANCIAL
           AMORTIZED COST PRESENT VALUE OF            AMORTIZED COST               STATEMENT
           BEFORE CURRENT    PROJECTED     RECOGNIZED AFTER CURRENT  FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI      CASH FLOWS       OTTI         OTTI      TIME OF OTTI  REPORTED
-----      -------------- ---------------- ---------- -------------- ------------- ---------
                                            (In Thousands)
466247KF9      $  154          $  114         $40         $  114        $  113       4Q09
466247KE2         601             566          35            566           269       1Q10
466247KF9         112              61          51             61           114       1Q10
466247KE2         537             524          13            524           271       3Q10
126694LE6       2,916           2,908           8          2,908         2,446       4Q10
126694LE6       2,852           2,814          38          2,814         2,458       1Q11
466247KE2         472             461          11            461           435       1Q11
466247KE2         441             439           2            439           379       2Q11
466247KE2         419             371          48            371           387       3Q11
126694LE6       2,732           2,693          39          2,693         2,455       3Q11
126694LE6       2,614           2,604          10          2,604         2,368       4Q11

The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                    LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
DECEMBER 31, 2011  --------------------  --------------------  --------------------
                                            (In Thousands)
                   ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                   ---------- ---------- ---------- ---------- ---------- ----------
LBaSS                $4,445     $(627)    $23,573    $(3,727)   $28,018    $(4,354)

                    LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
DECEMBER 31, 2010  --------------------  --------------------  --------------------
                                            (In Thousands)
                   ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
                   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
                   ---------- ---------- ---------- ---------- ---------- ----------
LBaSS                $    -     $ (23)    $20,644    $(5,550)   $20,644    $(5,573)

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

The Company does not have any LBaSS for which it is not practicable to estimate fair values in accordance with SSAP No. 100, "Fair Value Measurements".

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The following table presents a roll-forward of the non-interest related OTTI for LBaSS for the years ended December 31, 2011 and 2010 is as follows:

                                                                 2011    2010
                                                                 ----    ----
                                                                 (In Thousands)
     Opening Balance                                             $189    $ 56

     Increases due to:
        Credit impairments on new securities subject to
          impairment losses                                         -      42
        Additional credit impairment on previously impaired
          investments                                             148      91
     Reduction due to:
        Credit impaired securities fully disposed for which
          there was no prior intent or requirement to sell         42       -
                                                                  ----    ----
     Ending Balance                                              $295    $189
                                                                  ====    ====

OTHER INVESTED ASSETS

The following pertains to other invested assets at December 31, 2011 and 2010, respectively:

                                                     2011    2010
                                                    ------  ------
                                                    (In Thousands)
               Investments in limited partnerships  $1,099  $6,855

The Company recorded no impairment write-downs in joint ventures and partnerships in 2011 or 2010.

INVESTMENT INCOME

Major categories of net investment income are as follows:

                                                   YEARS ENDED
                                                  DECEMBER 31,
                                                ----------------
                                                  2011     2010
                                                -------  -------
                                                 (In Thousands)
               Bonds                            $ 8,371  $10,301
               Preferred stocks                       3        3
               Common stocks                          -       16
               Contract loans                        10       12
               Short-term investments and cash       30       64
               Other invested assets              4,605       11
                                                -------  -------
               Gross investment income           13,019   10,407
               Investment expenses                 (306)    (201)
                                                -------  -------
               Net investment income            $12,713  $10,206
                                                =======  =======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

CAPITAL GAINS AND LOSSES

The net realized capital gains (losses) for 2011 and 2010 are summarized below:

                                                 YEARS ENDED
                                                 DECEMBER 31,
                                                 -------------
                                                 2011   2010
                                                 ----  ------
                                                 (In Thousands)
                  Bonds                          $24   $  471
                  Preferred & common stocks        -    1,541
                                                 ---   ------
                  Gross realized gains            24    2,012
                  Federal income tax expense      (9)     (39)
                  Net losses transferred to IMR    3       48
                                                 ---   ------
                  Net realized capital gains     $18   $2,021
                                                 ===   ======

Proceeds from sales of bonds and preferred stocks, excluding maturities, and related gross realized capital gains and losses are as follows:

                                                 2011   2010
                                                 ----  ------
                                                 (In Thousands)
                   Proceeds                      $355  $8,683

                   Gross realized gains          $ 30  $  457
                   Gross realized losses            -     (71)
                                                 ----  ------
                   Total realized capital gains  $ 30  $  386
                                                 ====  ======

Change in unrealized appreciation (depreciation) of investments for 2011 and 2010 are summarized below:

                                                          YEARS ENDED
                                                          DECEMBER 31,
                                                       ----------------
                                                         2011     2010
                                                       -------  -------
                                                        (In Thousands)
       Bonds                                           $    23  $   (23)
       Preferred & common stocks                            24   (1,631)
       Other invested assets                            (5,124)   1,413
       Federal income tax benefit                        1,785        -
                                                       -------  -------
       Net change in unrealized losses of investments  $(3,292) $  (241)
                                                       =======  =======

4. FAIR VALUE MEASUREMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts for which the financial instruments could be exchanged in a current or future market transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Bonds: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

Preferred stocks: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

Common stocks (affiliated): Fair value of affiliated common stock is based on value from independent pricing services and broker quotes, when applicable. When those do not apply, the value is determined using the equity method of accounting based on the audited GAAP equity of the entity, excluding non-admitted amount.

Contract loans: The fair values of policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

Other invested assets: Fair value of limited partnerships is accounted for by using the equity method of accounting based upon the fair value of the net assets of the partnerships as determined by the general partners, and approximated statement value

Cash and short-term investments: Statement values approximate fair values because of the relatively short period of time between origination and expected realization.

Policyholder contract deposits: Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The estimated fair values of the Company's financial instruments compared to their statement values at December 31, 2011 and 2010 were as follows:

                                              2011                2010
                                       ------------------- -------------------
                                       ESTIMATED           ESTIMATED
                                         FAIR    STATEMENT   FAIR    STATEMENT
                                         VALUE     VALUE     VALUE     VALUE
                                       --------- --------- --------- ---------
                                                   (In Thousands)
  Assets:
     Bonds                             $153,200  $144,814  $121,121  $119,572
     Preferred stocks                        55        50        49        49
     Contract loans                         133       133       225       225
     Other invested assets                1,099     1,099     6,855     6,855
     Cash and short-term investments      8,166     8,166    38,014    38,014

  Liabilities:
     Policyholder contract deposits         799       799       721       721

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The Company had no assets and liabilities that are carried at fair value for the years ended December 31, 2011 and 2010.

5. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

The following is a summary by major category for the reserves at December 31, 2011 and 2010:

                                                           2011      2010
                                                        --------  --------
                                                          (In Thousands)
    Life insurance                                      $ 28,046  $ 43,201
    Disability - disabled lives                            3,315     3,247
    Excess valuation of net premium over gross premium       664       770
    Other                                                     13        15
                                                        --------  --------
    Subtotal                                              32,038    47,233
       Reinsurance ceded                                 (24,086)  (39,430)
                                                        --------  --------
    Total life and annuity reserves                        7,952     7,803
                                                        --------  --------
    Accident and health
       Unearned premium reserves                          13,365    12,649
       Present value of amounts not yet due on claims     56,075    63,920
                                                        --------  --------
    Subtotal                                              69,440    76,569
       Reinsurance ceded                                 (25,434)  (33,179)
                                                        --------  --------
    Total accident and health reserves                    44,006    43,390
                                                        --------  --------
    Total aggregate policy reserves                     $ 51,958  $ 51,193
                                                        ========  ========

6. PREMIUM DEFERRED AND UNCOLLECTED

Deferred and uncollected insurance premiums (before deduction for amounts non-admitted) as of December 31, 2011 and 2010 were as follows:

                                    GROSS NET OF
                                    REINSURANCE  NET OF LOADING
                 DECEMBER 31, 2011  ------------ --------------
                                          (In Thousands)
                 Ordinary Renewal      $    -        $    -
                 Group Life             3,515         3,515
                                       ------        ------
                 Total                 $3,515        $3,515
                                       ======        ======

                                    GROSS NET OF
                                    REINSURANCE  NET OF LOADING
                 DECEMBER 31, 2010  ------------ --------------
                                          (In Thousands)
                 Ordinary Renewal      $   (1)       $   (1)
                 Group Life             2,794         2,794
                                       ------        ------
                 Total                 $2,793        $2,793
                                       ======        ======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Third-Party Administrators ("TPA")

In 2011 the TPAs with direct premiums written of more than 5 percent of surplus were as follows (In Thousands):

 NAME AND ADDRESS OF TPA
 WITH PREMIUMS OF MORE                  EXCLUSIVE  BUSINESS
 THAN 5 PERCENT OF SURPLUS     FEI #    CONTRACT   WRITTEN   AUTHORITY* PREMIUM
 -------------------------   ---------- --------- ---------- ---------- -------
 American Insurance Admin,
   Inc.                      31-1258935    No     Group Life     P      $ 9,883
 3070 Riverside Drive
 Columbus, OH 43221

 Direct Response Ins.
   Admin. Serv.              41-1430210    No     Group A&H      P        6,932
 7930 Century Blvd.
 Chanhassen, MN 53317

 Affinity Insurance Services 36-3442411    No     Group Life     P        6,596
 159 E. County Line Rd.
 Hatboro, PA 19040

                                                                        -------
 Total direct premiums of TPA's with more than 5 percent of
   surplus                                                               23,411
 Total direct premiums of TPA's with less than 5 percent of
   surplus                                                               15,167
                                                                        -------
 Grand total of direct
   premiums for TPA's                                                   $38,578
                                                                        =======
 * P = Premium Collection

7. REINSURANCE

The Company is routinely involved in reinsurance transactions covering all lines of business. Reinsurance involves having other insurance companies agree to accept certain risks from the Company (called "ceded reinsurance") or having the Company accept risks from other insurance companies (called "assumed reinsurance"). The primary purpose of ceded reinsurance is to protect the insurance company from potential losses in excess of what it is prepared to accept. Reinsurance may be on an individual policy basis or for a defined group of policies. Ceded reinsurance is treated as the liability of the Company that accepted the risk ("the reinsurer"); however, if the reinsurer could not meet its obligations, the Company would reassume the liability. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings.

Reinsurance premiums assumed for the years ended December 31, 2011 and 2010 were $0.3 million. Reinsurance premiums ceded for the years ended December 31, 2011 and 2010 was $24 million. No reserves on reinsurance assumed were held at December 31, 2011 and 2010. The reserve credit taken on reinsurance ceded was $50 million and $73 million at December 31, 2011 and 2010, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 2011 and 2010, the Company's reinsurance recoverable were $1 million and $2 million, respectively.

Some of the financial institutions to which the Company marketed its credit life and credit accident and health business established captive reinsurers that assume a portion of the risks underwritten by the Company through quota share agreements. Since these reinsurers are unauthorized, the Company requires them to maintain trust accounts to secure any outstanding reinsurance recoverables. However, the Company remains obligated for ceded amounts if the reinsurers do not meet their obligations.

On December 31, 2006, the Company effectively exited the credit life and credit accident and health business entering into a 100 percent indemnity coinsurance agreement, under which Monumental Life Insurance Company, a member of the AEGON group, assumed certain specified in-force business. The Company retains all credit

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

insurance liabilities related to claims arising from losses incurred up to the December 31, 2006 effective date. The Company no longer issues new business for credit insurance.

For employer group life business, the Company limits its exposure to $500 thousand on any one person per policy. For employer long term disability ("LTD"), the Company reinsures risks in excess of $6 thousand of monthly disability income.

8. FEDERAL INCOME TAXES

The components of DTA and DTL and the calculation of the admitted DTA, for the current and prior periods, are as follows (In Thousands):

                         DECEMBER 31, 2011          DECEMBER 31, 2010                CHANGE
                     -------------------------  -------------------------  -------------------------
                     Ordinary Capital   Total   Ordinary Capital   Total   Ordinary Capital   Total
                     -------- -------  -------  -------- -------  -------  -------- -------  -------
Gross DTA            $ 4,827  $ 6,595  $11,422   $3,406  $ 5,832  $ 9,238  $ 1,421  $   763  $ 2,184
Valuation Allowance        -        -        -        -   (5,832)  (5,832)       -    5,832    5,832
                     -------  -------  -------   ------  -------  -------  -------  -------  -------
Adjusted Gross DTA     4,827    6,595   11,422    3,406        -    3,406    1,421    6,595    8,016
DTL                   (1,990)    (307)  (2,297)       -        -        -   (1,990)    (307)  (2,297)
                     -------  -------  -------   ------  -------  -------  -------  -------  -------
Subtotal - Net DTA     2,837    6,288    9,125    3,406        -    3,406     (569)   6,288    5,719
DTA Nonadmitted            -   (4,310)  (4,310)    (146)       -     (146)     146   (4,310)  (4,164)
                     -------  -------  -------   ------  -------  -------  -------  -------  -------
Net Admitted DTA     $ 2,837  $ 1,978  $ 4,815   $3,260  $     -  $ 3,260  $  (423) $ 1,978  $ 1,555
                     =======  =======  =======   ======  =======  =======  =======  =======  =======

The Company has met the necessary RBC levels to be able to admit the increased amount of DTA under SSAP 10R, and an election has been made to admit DTA pursuant to SSAP 10R, which is the same election made for the prior year.

The Company recorded an increase in admitted adjusted gross DTA as the result of its election to employ the provisions of paragraph 10.e. as follows (In Thousands):

                                     DECEMBER 31, 2011       DECEMBER 31, 2010            CHANGE
                                  ----------------------- ----------------------- -----------------------
                                  Ordinary Capital Total  Ordinary Capital Total  Ordinary Capital Total
                                  -------- ------- ------ -------- ------- ------ -------- ------- ------
Increase in Admitted - 10.e.i.     $1,959  $    -  $1,959  $1,754    $-    $1,754   $205   $    -  $  205
Increase in Admitted - 10.e.ii.         -   1,319   1,319       -     -         -      -    1,319   1,319
Increase in Admitted - 10.e.iii.        -       -       -       -     -         -      -        -       -
                                   ------  ------  ------  ------    --    ------   ----   ------  ------
                                   $1,959  $1,319  $3,278  $1,754    $-    $1,754   $205   $1,319  $1,524
                                   ======  ======  ======  ======    ==    ======   ====   ======  ======

Components of the admissibility calculation are as follows (In Thousands):

                                                   DECEMBER 31, 2011        DECEMBER 31, 2010              CHANGE
                                               ------------------------- ------------------------ ------------------------
                                               Ordinary Capital  Total   Ordinary Capital  Total  Ordinary Capital  Total
                                               -------- ------- -------- -------- ------- ------- -------- ------- -------
SSAP 10R, paragraphs 10.a., 10.b., and 10.c.:
(a) Paragraph 10.a.                            $ 1,022  $  265  $  1,287 $ 1,506    $-    $ 1,506 $  (484) $  265  $  (219)
(b) Paragraph 10.b.                                  -     395       395       -     -          -       -     395      395
(c) Paragraph 10.b.i.                                -     395       395       -     -          -       -     395      395
(d) Paragraph 10.b.ii.                           9,612     395    10,007   9,978     -      9,978    (366)    395       29
(e) Paragraph 10.c.                              1,990     307     2,297       -     -          -   1,990     307    2,297
                                               -------  ------  -------- -------    --    ------- -------  ------  -------
(f) Total (a + b + e)                          $ 3,012  $  967  $  3,979 $ 1,506    $-    $ 1,506 $ 1,506  $  967  $ 2,473
                                               =======  ======  ======== =======    ==    ======= =======  ======  =======

SSAP 10R, paragraph 10.e.:

(g) Paragraph 10.e.i.                          $ 2,981  $  265  $  3,246 $ 3,260    $-    $ 3,260 $  (279) $  265  $   (14)
(h) Paragraph 10.e.ii.                               -   1,714     1,714       -     -          -       -   1,714    1,714
(i) Paragraph 10.e.ii.a.                             -   1,714     1,714       -     -          -       -   1,714    1,714
(j) Paragraph 10.e.ii.b.                        13,297   1,714    15,011  14,967     -     14,967  (1,670)  1,714       44
(k) Paragraph 10.e.iii.                          1,846     307     2,153       0     -          -   1,846     307    2,153
                                               -------  ------  -------- -------    --    ------- -------  ------  -------
(l) Total (g + h + k)                          $ 4,827  $2,286  $  7,113 $ 3,260    $-    $ 3,260 $ 1,567  $2,286  $ 3,853
                                               =======  ======  ======== =======    ==    ======= =======  ======  =======

SSAP 10R, paragraph 10.d.:

Total Adjusted Capital                                          $101,759                 $108,118                  $(6,359)
Authorized Control Level                                           3,834                    4,794                     (960)

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


The following table shows the percent of adjusted gross DTA and net admitted DTA that are due to tax-planning strategies:

                                               DECEMBER 31, 2011
                                             ---------------------
                                             Ordinary Capital Total
                                             -------- ------- -----
            Adjusted Gross DTA                  0%       0%     0%
            Net Admitted Adjusted Gross DTA     0%       0%     0%

The following table provides the Company's admitted DTA, admitted assets, statutory surplus, and total adjusted capital in the RBC calculation with the DTA calculated under SSAP 10R, paragraphs 10(a) to (c), and the increased balances resulting from application of SSAP 10R, paragraph 10.e., as of December 31, 2011 and 2010 (In Thousands):

                                   DECEMBER 31, 2011         DECEMBER 31, 2010               CHANGE
                               ------------------------- ------------------------- -------------------------
                               Ordinary Capital  Total   Ordinary Capital  Total   Ordinary Capital   Total
                               -------- ------- -------- -------- ------- -------- -------- ------- --------
SSAP 10R, paragraph 10.a. -
  10.c.:

Admitted Net DTA                $1,022  $  660  $  1,682  $1,506    $-    $  1,506  $(484)  $  660  $    176
Admitted Assets Before DTA           -       -   175,628       -     -     186,892      -        -   (11,264)
Adjusted Statutory Surplus           -       -   100,070       -     -      99,779      -        -       291
Total Adjusted Capital from
  DTA                                -       -     1,682       -     -       1,506      -        -       176

Increased balances due to
  SSAP 10R, paragraph 10.e.:

Admitted Net DTA                $1,815  $1,319  $  3,134  $1,754    $-    $  1,754  $  61   $1,319  $  1,380
Admitted Assets Before DTA           -       -   175,628       -     -     186,892      -        -   (11,264)
Statutory Surplus                    -       -     3,134       -     -       1,754      -        -     1,380

The Company is not aware of any significant DTL that are not recognized in the statutory financial statements.

Current tax and change in deferred tax (In Thousands):

                                                              DECEMBER 31,
                                                         ---------------------
                                                          2011   2010   CHANGE
                                                         ------ ------ -------
Current income taxes:
   Federal income tax on the net gains from
     operations                                          $1,703 $4,602 $(2,899)
   Federal income tax on net realized capital gains
     (losses)                                                 9     39     (30)
   Utilization of capital loss carryforwards                  -      -       -
                                                         ------ ------ -------
       Federal income taxes incurred                     $1,712 $4,641 $(2,929)
                                                         ====== ====== =======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                            DECEMBER 31,
DTA:                                                 -------------------------
                                                       2011     2010    CHANGE
                                                     -------  -------  -------
   Ordinary
       Policyholder reserves                         $ 3,157  $ 1,476  $ 1,681
       Deferred acquisition costs                      1,477    1,738     (261)
       Other                                             193      193        -
                                                     -------  -------  -------
          Subtotal                                     4,827    3,407    1,420
   Statutory valuation allowance adjustment                -        -        -
   Nonadmitted                                             -     (147)     147
                                                     -------  -------  -------
    Admitted ordinary DTA                              4,827    3,260    1,567
                                                     -------  -------  -------
   Capital
       Investments                                     6,595    7,781   (1,186)
       Unrealized gains (losses)                           -   (1,979)   1,979
       Net capital loss carry-forward                      -       30      (30)
                                                     -------  -------  -------
          Subtotal                                     6,595    5,832      763
   Statutory valuation allowance adjustment                -   (5,832)   5,832
   Nonadmitted                                       (4,310)        -   (4,310)
                                                     -------  -------  -------
   Admitted capital DTA                                2,285        -    2,285
                                                     -------  -------  -------
   Admitted DTA                                        7,112    3,260    3,852
                                                     -------  -------  -------

                                                            DECEMBER 31,
DTL:                                                 -------------------------
                                                       2011     2010    CHANGE
                                                     -------  -------  -------
   Ordinary
       Accrued Income                                  1,990        -    1,990
                                                     -------  -------  -------
          Subtotal                                     1,990        -    1,990
   Capital
       Investments                                       113        -      113
       Unrealized gains (losses)                         194        -      194
                                                     -------  -------  -------
          Subtotal                                       307        -      307
                                                     -------  -------  -------
   Admitted DTL                                        2,297        -    2,297
                                                     -------  -------  -------
   Net DTA                                           $ 4,815  $ 3,260  $ 1,555
                                                     =======  =======  =======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus) (In Thousands):

                                                         DECEMBER 31,
                                                         2011    2010   CHANGE
                                                        ------- ------ -------
Total adjusted DTA                                      $11,422 $9,238 $ 2,184
Total DTL                                                 2,297      -   2,297
                                                        ------- ------ -------
Net adjusted DTL                                        $ 9,125 $9,238    (113)
                                                        ======= ======
Tax effect of unrealized gains (losses)                                 (1,786)
                                                                       -------
Change in deferred income tax for reconciliation below                  (1,899)
Change in valuation allowance on gross DTA                               5,832
Impact of SSAP 10R in surplus                                           (1,524)
                                                                       -------
Change in net deferred income tax                                      $ 2,409
                                                                       =======

Reconciliation: The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows ($ In Thousands):

                                      DECEMBER 31, 2011     DECEMBER 31, 2010
                                            EFFECTIVE TAX         EFFECTIVE TAX
                                    AMOUNT      RATE      AMOUNT      RATE
                                    ------  ------------- ------  -------------
Income tax expense (benefit) at
  applicable rate                   $3,764      35.00%    $5,067      35.00%
Amortization of interest
  maintenance reserve                  337       3.14%       328       2.27%
Prior year return corrections            -       0.00%     2,737      18.90%
Surplus adjustments                   (412)     -3.83%         -       0.00%
Other permanent adjustments            (78)     -0.73%      (468)     -3.23%
Valuation Allowance on unrealized
  gains (losses)                         -       0.00%      (828)     -5.72%
                                    ------      -----     ------      -----
   Total Statutory Income Tax
     Benefit / Expense              $3,611      33.58%    $6,836      47.22%
                                    ======      =====     ======      =====
Federal income taxes incurred       $1,712      15.92%    $4,641      32.06%
Change in net deferred income taxes  1,899      17.66%     2,195      15.16%
                                    ------      -----     ------      -----
   Total statutory income taxes     $3,611      33.58%    $6,836      47.22%
                                    ======      =====     ======      =====

Operating Loss and Tax Credit Carryforward:

At December 31, 2011, the Company had no foreign tax credit carryforwards.

At December 31, 2011, the Company had no operating loss carryforwards.

At December 31, 2011, the Company had no capital loss carryforwards.

The Company had no deposits admitted under Internal Revenue Code section 6603.

The following is income tax incurred for 2010 and 2011 that is available for recoupment in the event of future net losses (In Thousands):

                                Ordinary Capital Total
                                -------- ------- ------
                         2010    $3,956   $  -   $3,956
                         2011     1,472    265    1,737
                                 ------   ----   ------
                         Total   $5,428   $265   $5,693
                                 ======   ====   ======

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company will join in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

The Internal Revenue Service is currently examining the Company's tax returns for the taxable years 2003 to 2006. Although the final outcome of any issues raised in the examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001 to 2011 remain subject to examination by major tax jurisdictions.

9. CAPITAL AND SURPLUS

RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies, which are under-capitalized and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only because of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2011, the Company exceeded RBC requirements that would require any regulatory action.

The Company is subject to Illinois law that imposes restrictions on shareholder dividends. The maximum amount of dividends that can be paid by Illinois domiciled companies without prior approval of the Illinois Insurance Commissioner ("IIC") is limited to the greater of: (1) 10 percent of surplus as regards policyholders as of December 31, 2011; or (2) the net income of such insurer for the period ending December 31, 2011. The maximum amount of dividends that can be paid to the SAFG in the year 2012 without consent of the IIC is $10 million, which represents 10 percent of the Company's surplus as of December 31, 2011.

The Company paid an ordinary cash dividend of $11 million to SAFG, the Company's immediate parent, on June 28, 2011. There were no dividends paid in 2010.

The Company has 2,000,000 shares of capital stock authorized, issued and outstanding as of December 31, 2011, each with a par value of $1.25.

The Company receives an allocation of its proportionate share of variable compensation expense from AIG. AIG forgave the Company's obligation associated with the variable compensation expense allocation in 2011 and 2010. The Company recorded the forgiveness of these obligations as capital contributions in the amount of $133 thousand and $42 thousand for the years ending December 31, 2011 and 2010, respectively, in accordance with paragraph 7 of SSAP No. 72, "Surplus and Quasi-reorganizations" ("SSAP 72"). These transactions did not involve an exchange of funds and had no net impact on the Company's surplus.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS, COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company does not directly sponsor any defined benefit or defined contribution and does not participate in any multi-employer plans.

EMPLOYEE RETIREMENT PLAN

Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

The AIG Retirement Plan ("AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the U.S., including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age
65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans"). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans were converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to Internal Revenue Service ("IRS") limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, "Accounting for Pensions":

                                                 2011        2010
                                              ----------  ----------
                                                  (In Thousands)
           Fair value of plan assets          $3,432,515  $3,424,553
           Less projected benefit obligation   4,219,931   3,574,840
                                              ----------  ----------
           Funded status                      $ (787,416) $ (150,287)
                                              ==========  ==========

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011 and 2010 are set forth in the table below:

                                                 2011               2010
                                          -----------------  -----------------
 Discount rate                                         4.62%              5.50%
 Rate of compensation increase (average)               4.00%              4.00%
 Measurement date                         December 31, 2011  December 31, 2010

In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $177 thousand and $198 thousand for 2011 and 2010, respectively.

The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

SAFG employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG plan begins on the later of January 1, 1999 or date of hire for SAFG employees.

The 2010 AIG U.S. Plan information reflects the impact of divestitures of A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

POST-RETIREMENT BENEFIT PLANS

AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age
65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $5 million. The maximum life insurance benefit prior to age 70 is $33 thousand, with a maximum $25 thousand thereafter.

Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 thousand for retirement at age 55 through 59 and $10 thousand for retirement at ages 60 through 64 and $15 thousand from retirement at ages 65 and over.

AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, "Postretirement Benefits Other Than Pensions", as of December 31, 2011 and 2010 were $202 million. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $8 thousand and $24 thousand for the years ended December 31, 2011 and 2010, respectively.

Amounts for four Puerto Rico postretirement medical plans have also been included in the 2011 and 2010 figures.

The 2010 postretirement medical plan information reflects the impact of divestiture of AI Credit P&C, Bridge, ALICO and AGF during 2010.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

OTHER

Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan, including share-based cash settled awards, such as the Stock Salary and Troubled Asset Relief Program Restricted Stock Unit Awards, and several other legacy AIG-sponsored employee compensation plans, that are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards is remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $11 thousand and $41 thousand, respectively, related to stock options and restricted stock units granted under these plans.

In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights if certain performance metrics are met. During 2011 and 2010, AIG allocated to the Company $168 thousand and $542 thousand, respectively, for expenses incurred under this plan.

In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees (the "AIG Incentive Savings Plan") which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was, $108 thousand and $132 thousand in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17 thousand.

POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include LTD benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act medical subsidies. The costs of these plans are borne by AIG and its subsidiaries.

IMPACT OF MEDICARE MODERNIZATION ACT ON POSTRETIREMENT BENEFITS

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3 million.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


11. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company had commitments to provide funding to various limited partnerships totaling $2 million at December 31, 2011 and 2010. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. Of the total commitments at December 31, 2011, $2 million are currently expected to expire by 2012, based on the expected life cycle of the related fund, and the Company's historical funding trends for such commitments.

CONTINGENCY LIABILITIES

The Company leases office space and equipment under lease agreements that expire at various times over the next several years. Rental expenses and future minimum payments for leases having initial or remaining non-cancelable lease terms in excess of one year are immaterial.

All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings. The Company accrued $1 million for these guarantee fund assessments at December 31, 2011, and 2010. The Company has recorded receivables of $1 million at December 31, 2011 and 2010, for expected recoveries against the payment of future premium taxes.

The Company has received industry-wide regulatory inquiries, including a multi-state audit covering compliance with unclaimed property laws and a directive from the New York Insurance Department (the "New York Directive") regarding claims settlement practices. In particular, the above referenced multi-state audit seeks to require insurers to use the Social Security Administration Death Master File ("SSDMF") to identify potential deceased insured notwithstanding that the payee has not presented the Company with a valid claim, to determine whether a death claim is payable, and to take appropriate action. The multi-state audit covers certain policies in force at any time since 1992. The New York Directive generally requires a similar review and action although the time frame under review is different.

Although the Company has enhanced its claims practices to include use of the SSDMF, it is possible that the inquiries, audits and other regulatory activity could result in the payment of additional death claims, additional escheatment of funds deemed abandoned under state laws, administrative penalties and interest. The Company believes that it has adequately reserved for such claims as of December 31, 2011, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate. Additionally, state regulators are considering a variety of proposals that would require life insurance companies to take additional steps to identify unreported deceased policyholders. The Company recorded zero reserves in conjunction with the use of SSDMF.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material effect on the financial position, results of operations or cash flows of the Company.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economics damages alleged to have been incurred. Based upon information presently available, the company believes that the total amount that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economics damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

12. RELATED PARTY TRANSACTIONS

GUARANTEE AND SUPPORT AGREEMENTS WITH AFFILIATES

On March 30, 2011, AIG and the Company entered into an unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

OPERATING AGREEMENTS

The Company's short-term investments included investments in the Liquidity Pool, funds managed by an affiliate, AIG Capital Management Corporation, in the amount of $9 million at December 31, 2011 and $38 million at December 31, 2010.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2011 and 2010, the Company was charged $6 million and $10 million, respectively, for expenses attributed to the Company but incurred by affiliates.

OTHER

The Company paid an ordinary dividend to SAFG and receives an allocation of its proportionate share of variable compensation expense from AIG. Please refer to
Note 9, Capital and Surplus.

Effective September 15, 2011, a $13 million senior promissory note with SAFG, the Company's immediate parent, matured.

Interest earned in connection with investments in parent, subsidiaries and affiliated companies totaled $511 thousand and $724 thousand during 2011 and 2010, respectively.

                      AMERICAN GENERAL ASSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

13. RECONCILIATION TO ANNUAL STATEMENTS

There were no adjustments made to the 2011 net income and total capital and surplus as reported in the annual statement.

The following chart summarizes the adjustments made to the 2010 net income and total capital and surplus as reported in the annual statement:

                                                                 2010
                                                       -----------------------
                                                                  TOTAL CAPITAL
                                                       NET INCOME  AND SURPLUS
                                                       ---------- -------------
                                                            (In Thousands)
As reported in the annual statement                     $12,388     $106,053
Prior year return tax true-up                                 -          649
Federal income tax                                         (649)        (649)
                                                        -------     --------
As reported in the accompanying Statutory Financial
  Statements                                            $11,739     $106,053
                                                        =======     ========

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 25, 2012, the date the financial statements were issued.

INSURANCE COMPANY MERGER

On December 31, 2012, the Company intends to merge with and into American General Life Insurance Company ("AGL"), with AGL being the surviving company, to implement a more efficient legal entity structure, while continuing to market products and services under currently existing brands. AGL is also an indirect, wholly owned subsidiary of AIG. The merger transaction is subject to receipt of all required regulatory approvals, including the approvals of certain state insurance departments.

                           SUPPLEMENTAL INFORMATION

                      American General Assurance Company

                Supplemental Schedule of Assets and Liabilities

                               December 31, 2011

                                (In Thousands)

Investment income earned:
   Government bonds                                                    $    437
   Other bonds (unaffiliated)                                             7,423
   Bonds of affiliates                                                      511
   Preferred stocks (unaffiliated)                                            3
   Contract loans                                                            10
   Cash/short-term investments                                               30
   Other invested assets                                                  4,605
                                                                       --------
Gross investment income                                                $ 13,019
                                                                       ========
Other long term assets - statement value                               $  1,099
                                                                       ========
Collateral Loans                                                       $    133
                                                                       ========
Bonds and stocks of parents, subsidiaries and affiliates -
  statement value:
   Common stocks                                                       $  8,534
                                                                       ========
Bonds and short-term investments by class and maturity:
   Bonds and short-term investments by maturity - statement value:
       Due within one year or less                                     $ 17,031
       Over 1 year through 5 years                                       48,587
       Over 5 years through 10 years                                     48,288
       Over 10 years through 20 years                                    25,524
       Over 20 years                                                     14,346
                                                                       --------
   Total maturity                                                      $153,776
                                                                       ========
   Bonds and short-term investments by class - statement value:
       Class 1                                                         $ 90,748
       Class 2                                                           54,495
       Class 3                                                            6,733
       Class 4                                                            1,778
       Class 5                                                               22
       Class 6                                                                -
                                                                       --------
Total by class                                                         $153,776
                                                                       ========
Total bonds and short-term investments publicly traded                 $114,054
                                                                       ========
Total bonds and short-term investments privately placed                $ 39,722
                                                                       ========

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

Preferred stocks - statement value                                  $       50
                                                                    ==========
Common stocks - market value                                        $    8,534
                                                                    ==========
Short-term investments - book value                                 $    8,962
                                                                    ==========
Cash on deposit                                                     $     (796)
                                                                    ==========
Life insurance in-force:
   Ordinary                                                         $  209,028
                                                                    ==========
   Credit life                                                      $1,264,534
                                                                    ==========
   Group life                                                       $5,950,942
                                                                    ==========
Amount of accidental death insurance in-force under ordinary
  policies                                                          $      886
                                                                    ==========
Life insurance policies with disability provisions in-force:
   Ordinary                                                         $      454
                                                                    ==========
   Group life                                                       $4,596,720
                                                                    ==========
Group - Not Involving Life Contingencies - Amount of Deposit        $      799
                                                                    ==========
Accident and health insurance - premiums in-force:
   Group                                                            $   23,045
                                                                    ==========
   Credit                                                           $   40,497
                                                                    ==========
Claim payments in 2011:
   Group accident & health:
       2011                                                         $    5,117
                                                                    ==========
       2010                                                         $    4,598
                                                                    ==========
       2009                                                         $    1,467
                                                                    ==========
       2008                                                         $      836
                                                                    ==========
       2007                                                         $      649
                                                                    ==========
       Prior                                                        $    1,849
                                                                    ==========
   Credit accident & health:
       2011                                                         $        -
                                                                    ==========
       2010                                                         $        -
                                                                    ==========
       2009                                                         $        -
                                                                    ==========
       2008                                                         $        -
                                                                    ==========
       2007                                                         $        -
                                                                    ==========
       Prior                                                        $    1,953
                                                                    ==========

                      American General Assurance Company

                 Supplemental Investment Risks Interrogatories

                               December 31, 2011

                                (In Thousands)

1. The Company's total admitted assets as of December 31, 2011 are $180,443 thousand.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and (iii) policy loans:

                                                               Percentage of
                                       Descrition of           Total Admitted
  Issuer                                 Exposure       Amount     Assets
  ------                             ------------------ ------ --------------
  a. MERRILL LYNCH MTG TR            Bonds              $9,706      5.38%
  b. AIG LIQUIDITY POOL              Short Term          8,962      4.97%
  c. AMERN GEN INDEMNITY CO COM      Common-Affiliated   8,534      4.73%
  d. SPIRIT MASTR FDG LLC            Bonds               6,733      3.73%
  e. CA WTR SVC CO                   Bonds               5,000      2.77%
  f. CLARION LION PPTYS FD HLDGS LP  Bonds               5,000      2.77%
  g. LAFA YETTE SQ CDO LTD           Bonds               4,954      2.75%
  h. HLTHCARE REIT INC               Bonds               3,995      2.21%
  i. COBANK ACB                      Bonds               3,991      2.21%
  j. ABBEY NATL PLC                  Bonds               3,495      1.94%

3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

Bonds and Short-Term Investments            Preferred Stocks
---------------------------------   --------------------------------
                     Percentage of                     Percentage of
                     Total Admitted                    Total Admitted
NAIC Rating  Amount      Assets     NAIC Rating Amount     Assets
-----------  ------- -------------- ----------- ------ --------------
 NAIC - 1    $90,748     50.29%      P/RP - 1    $ -        0.00%
 NAIC - 2     54,495     30.20%      P/RP - 2     43        0.02%
 NAIC - 3      6,733      3.73%      P/RP - 3      7        0.00%
 NAIC - 4      1,778      0.99%      P/RP - 4      -        0.00%
 NAIC - 5         22      0.01%      P/RP - 5      -        0.00%
 NAIC - 6          -      0.00%      P/RP - 6      -        0.00%

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

4. Assets held in foreign investments:

                                                                 Percentage of
                                                                 Total Admitted
                                                         Amount      Assets
                                                         ------- --------------
 a. Total admitted assets held in foreign investments    $15,462      8.57%
 b. Foreign currency denominated investments                   -      0.00%
 c. Insurance liabilities denominated in that same
   foreign currency                                            -      0.00%

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                        Percentage of
                                                        Total Admitted
                                                Amount      Assets
                                                ------- --------------
          a. Countries rated NAIC - 1           $15,462      8.57%
          b. Countries rated NAIC - 2                 -      0.00%
          c. Countries rated NAIC - 3 or below        -      0.00%

6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                       Percentage of
                                                       Total Admitted
                                                Amount     Assets
                                                ------ --------------
          a. Countries rated NAIC - 1
             Country 1: Cayman Islands          $4,954      2.75%
             Country 2: Bermuda                  3,814      2.11%
          b. Countries rated NAIC - 2
             Country 1:                              -      0.00%
             Country 2:                              -      0.00%
          c. Countries rated NAIC - 3 or below
             Country 1:                              -      0.00%
             Country 2:                              -      0.00%

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

7. The Company had no unhedged foreign currency exposure.

8. The Company had no unhedged foreign currency exposure.

9. The Company had no unhedged foreign currency exposure.

10.Ten largest non-sovereign (i.e. non-governmental) foreign issues:

                                                     Percentage of
                                                     Total Admitted
                                         NAIC Amount     Assets
                                         ---- ------ --------------
            a. LAFA YETTE SQ CDO LTD      1   $4,954      2.75%
            b. ABBEY NATL PLC             1    3,495      1.94%
            c. BK BUTTERFIELD & SON LTD   2    3,000      1.66%
            d. SUNCORP METWAY LTD         1    1,999      1.11%
            e. INVERSIONES CMPC SA        2    1,000      0.55%
            f. INGERSOLL RAND CO LTD      2      814      0.45%
            g. ST GEORGE BANK LTD         1      200      0.11%
            h. AMERICAN GEN CBO LTD       6        -      0.00%
            i. TIM HELLAS II TELECOM SA   6        -      0.00%

11. Assets held in Canadian investments and unhedged Canadian currency exposure are less than 2.5 percent of the Company's total admitted assets.

12. The company has no admitted assets held in investments with contractual sales restrictions..

13. The Company's admitted assets held in the ten largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class 1) are

                                                             Percentage of
                                                             Total Admitted
     Investment Category / Issuer                     Amount     Assets
     ----------------------------                     ------ --------------
     a. AMERN GEN INDEMNITY CO COM                    $8,534      4.73%
     b. CORTEC GROUP FUND III, LP                        668      0.37%
     c. CROSSROADS CORNERSTONE PRIVATE EQUITY XV, LP     431      0.24%
     d. PECO ENERGY CO                                    46      0.03%
     e. UNION ELEC CO                                      9      0.01%

                      American General Assurance Company

                               December 31, 2011

                                (In Thousands)

14. Assets held in nonaffiliated, privately placed equities are less than 2.5 percent of the Company's total admitted assets.

15.Assets held in general partnership interests are less than 2.5 percent of the Company's total admitted assets.

16.The Company has no mortgage loans at December 31, 2011.

17.The Company has no mortgage loans at December 31, 2011.

18.The Company has no real estate at December 31, 2011.

19.The Company has no mezzanine real estate loans at December 31, 2011.

20.The Company's total admitted assets subject to the following types of agreements as of the following dates:

                                                                Unaudited At End of Each Quarter
                                                               -----------------------------------
                                              At Year-End      1st Quarter 2nd Quarter 3rd Quarter
                                         --------------------  ----------- ----------- -----------
                                                 Percentage of
                                                Total Admitted
                                         Amount     Assets       Amount      Amount      Amount
                                         ------ -------------- ----------- ----------- -----------
a. Securities lending (do not include
  assets held as collateral for such
  transactions                             $-        0.00%         $-          $-          $-
b. Repurchase agreements                    -        0.00%          -           -           -
c. Reverse repurchase agreements            -        0.00%          -           -           -
d. Dollar repurchase agreements             -        0.00%          -           -           -
e. Dollar reverse repurchase agreements     -        0.00%          -           -           -

21. The company has no unattached warrants, options caps and floors at December 31, 2011

22. The Company has no exposure for collars, swaps and forwards at December 31, 2011.

23. The Company has no exposure for futures contracts at December 31, 2011.

                      American General Assurance Company

                   Supplemental Summary Investment Schedule

                               December 31, 2011

                                (In Thousands)

                                                            Admitted Assets as
                                         Gross Investment     Reported in the
                                             Holdings*       Annual Statement
                                        ------------------  ------------------
 Investment Categories                   Amount  Percentage  Amount  Percentage
 ---------------------                  -------- ---------- -------- ----------
 Bonds:
    U.S. treasury securities            $  2,697     1.7%   $  2,697     1.7%

    U.S. government agency
      obligations
    (excluding mortgage-backed
      securities):
        Issued by U.S.
          government sponsored
          agencies                         5,298     3.3%      5,298     3.3%

    Securities issued by
      states, territories, and
      possessions and their
      political subdivisions
      in the U.S.:
        Industrial development
          and similar
          obligations                      4,645     2.9%      4,645     2.9%

    Mortgage-backed securities
      (including residential
      and commercial MBS):
        Pass-through
          securities:
           Issued or
             guaranteed by GNMA                5     0.0%          5     0.0%
           Issued or
             guaranteed by
             FNMA and FHLMC               17,872    11.0%     17,872    11.0%

        CMOs and REMICs:
           All other                      14,247     8.8%     14,247     8.8%

    Other debt and other fixed
      income securities
      (excluding short-term):

        Unaffiliated domestic
          securities (includes
          credit tenant loans
          and hybrid
          securities )                    81,206    49.8%     81,206    49.8%
        Unaffiliated non-U.S.
          securities
          (including Canada)              18,844    11.5%     18,844    11.5%

    Equity interests:

        Preferred stocks:
           Unaffiliated                       50     0.0%         50     0.0%

        Other equity
          securities:
           Affiliated                      8,534     5.2%      8,534     5.2%

    Contract loans                           133     0.1%        133     0.1%

    Cash, cash equivalents and
      short-term investments               8,166     5.0%      8,166     5.0%

    Other invested assets                  1,099     0.7%      1,099     0.7%
                                        --------   -----    --------   -----
    Total invested assets               $162,796   100.0%   $162,796   100.0%
                                        ========   =====    ========   =====

* Gross investment holdings as valued in compliance with NAIC SAP

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF AMERICAN INTERNATIONAL GROUP, INC.)

STATUTORY FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2011 AND 2010

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
INDEX
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                                                                                      PAGE(S)
REPORT OF INDEPENDENT AUDITORS                                                                                         1-2

STATUTORY-BASIS FINANCIAL STATEMENTS

Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus                                          3

Statutory Statements of Operations                                                                                     4

Statutory Statements of Changes in Capital and Surplus                                                                 5

Statutory Statements of Cash Flows                                                                                     6

Notes to Statutory Financial Statements                                                                                7-76

1.   Nature of Operations                                                                                              7
2.   Summary of Significant Accounting Policies                                                                        7-24
3.   Investments                                                                                                       25-40
4.   Derivative Financial Instruments                                                                                  40-42
5.   Information about Financial Instruments with Off-Balance Sheet Risk                                               43
6.   Fair Value Measurements                                                                                           43-50
7.   Aggregate Policy Reserves and Deposit Fund Liabilities                                                            51-52
8.   Premium and Annuity Considerations Deferred and Uncollected                                                       53
9.   Reinsurance                                                                                                       54-56
10.  Unpaid Claims                                                                                                     57
11.  Federal Income Taxes                                                                                              58-63
12.  Capital and Surplus                                                                                               64
13.  Retirement Plans, Deferred Compensation, Postemployment Benefits, Compensated Absences and Other Postretirement
     Benefit Plans                                                                                                     64-68
14.  Debt                                                                                                              68-69
15.  Commitments and Contingencies                                                                                     69-70
16.  Leases                                                                                                            70
17.  Related Party Transactions                                                                                        71-73
18.  Reconciliation to Annual Statement                                                                                74
19.  Subsequent Events                                                                                                 74-75

SUPPLEMENTAL SCHEDULES

Supplemental Schedule of Assets and Liabilities                                                                        77-80

Supplemental Schedule of Investment Risks Interrogatories                                                              81-88

Supplemental Summary Investment Schedule                                                                               89-90

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of American General Life and Accident Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of American General Life and Accident Insurance Company (the "Company"), an indirect, wholly-owned subsidiary of American International Group, Inc., as of December 31, 2011 and 2010, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Tennessee Department of Commerce and Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the financial statements, in 2010, the Company changed its method of accounting for its investment in Maiden Lane II LLC.

As discussed in Note 2 to the financial statements, in 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities, Supplemental Schedule of Investment Risks Interrogatories and Supplemental Summary Investment Schedule (collectively, the "Schedules") of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. The effects on the Schedules of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2 of the statutory basis financial statements. As a consequence, the Schedules do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Schedules have been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

 LOGO

May 25, 2012

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

(in thousands of dollars, except share data)

                                                                                                           2011        2010
                                                                                                        ----------  ----------
ADMITTED ASSETS
Cash and invested assets
   Bonds                                                                                                $7,484,180  $7,059,506
   Preferred stocks                                                                                         25,917      26,084
   Common stocks                                                                                            35,340      29,967
   Mortgage loans                                                                                          956,180     986,740
   Real estate                                                                                              41,927      40,340
   Contract loans                                                                                          416,567     427,988
   Short-term investments                                                                                   53,957     534,549
   Other invested assets                                                                                   248,297     250,670
   Cash                                                                                                     (9,310)    (18,959)
                                                                                                        ----------  ----------
          Total cash and invested assets                                                                 9,253,055   9,336,885
Deferred and uncollected premiums, less loading (2011 - $4,193; 2010 - $4,536)                              18,556      12,715
Reinsurance balances recoverable                                                                            13,976      17,919
Current federal income tax recoverable and interest                                                          5,429          --
Accrued investment income                                                                                  127,690     130,848
Net deferred tax assets                                                                                    124,253     130,910
Other assets                                                                                                 7,443       7,508
                                                                                                        ----------  ----------
          Total admitted assets                                                                         $9,550,402  $9,636,785
                                                                                                        ==========  ==========
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities
   Policy reserves and contractual liabilities
       Life and annuity reserves                                                                        $8,141,059  $8,118,233
       Accident and health reserves                                                                        119,052     119,347
       Policyholders' funds                                                                                 88,011      90,610
       Policy and contract claims                                                                          192,352      87,794
                                                                                                        ----------  ----------
          Total policy reserves and contractual liabilities                                              8,540,474   8,415,984
Interest Maintenance Reserve                                                                                44,008      25,662
Accrued expenses                                                                                            54,592      46,267
Payable to Parent, subsidiaries and affiliates                                                              18,442     156,933
Current federal income tax payable                                                                              --      14,462
Reinsurance balances payable                                                                                 9,589      10,660
Asset valuation reserve                                                                                    127,416       9,401
Derivative instruments                                                                                       2,440       5,836
Other liabilities                                                                                          124,141     110,828
                                                                                                        ----------  ----------
          Total liabilities                                                                              8,921,103   8,796,033
                                                                                                        ----------  ----------
Capital and surplus
   Common stock, $5 par value; 15,422,400 shares authorized; 15,120,777 shares issued and outstanding       75,604      75,604
   Paid-in surplus                                                                                         422,896     592,334
   Special surplus funds                                                                                    70,855      92,548
   Unassigned surplus                                                                                       59,944      80,266
                                                                                                        ----------  ----------
          Total capital and surplus                                                                        629,299     840,752
                                                                                                        ----------  ----------
          Total liabilities and capital and surplus                                                     $9,550,402  $9,636,785
                                                                                                        ==========  ==========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

(in thousands of dollars)

                                                                                                            2011        2010
                                                                                                         ----------  ----------
PREMIUMS AND OTHER REVENUES
Life and annuity premiums                                                                                $  755,607  $  733,527
Accident and health premiums                                                                                 65,475      72,371
Net investment income                                                                                       628,271     682,125
Amortization of the interest maintenance reserve                                                              6,378      (1,165)
Commissions and expense allowances on reinsurance ceded                                                       8,130      13,921
Reserve adjustments on reinsurance ceded                                                                    (29,052)     (5,314)
Other income                                                                                                    446         856
                                                                                                         ----------  ----------
   Total premiums and other revenues                                                                      1,435,255   1,496,321
                                                                                                         ----------  ----------
BENEFITS AND EXPENSES
Death benefits                                                                                              493,902     385,223
Annuity benefits                                                                                             35,070      36,617
Surrender benefits                                                                                          255,112     245,565
Payments from funds left at interest                                                                         20,373      19,336
Accident and health benefits                                                                                 51,428      59,297
Increase in life, annuity, and accident and health reserves                                                  22,531      28,868
Commissions                                                                                                 155,586     148,527
General expenses                                                                                            185,696     185,929
Insurance taxes, licenses and fees                                                                           31,580      30,205
                                                                                                         ----------  ----------
   Total benefits and expenses                                                                            1,251,278   1,139,567
                                                                                                         ----------  ----------
Income from operations before dividends to policyholders, federal income taxes and net realized capital
  losses                                                                                                    183,977     356,754
Dividends to policyholders                                                                                    1,049       1,216
                                                                                                         ----------  ----------
Income from operations before federal income taxes and net realized capital losses                          182,928     355,538
Federal income tax expense                                                                                    9,134      68,471
                                                                                                         ----------  ----------
Net income from operations before net realized capital losses                                               173,794     287,067
Net realized capital losses after taxes and transfers to IMR                                                  5,392      44,489
                                                                                                         ----------  ----------
   Net income                                                                                            $  168,402  $  242,578
                                                                                                         ==========  ==========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
YEARS ENDED DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                                                            SPECIAL  UNASSIGNED    TOTAL
                                                                       COMMON    PAID-IN    SURPLUS   SURPLUS   CAPITAL AND
                                                                       STOCK     SURPLUS     FUNDS   (DEFICIT)    SURPLUS
(in thousands of dollars)                                              ------- ----------  --------  ---------- -----------
BALANCES AT JANUARY 1, 2010                                            $75,604 $1,231,661  $ 76,040  $(683,345)  $ 699,960
Net income                                                                  --         --        --    242,578     242,578
Change in net deferred income tax                                           --         --        --    (46,433)    (46,433)
Change in net unrealized capital gains and losses                           --         --        --    (17,677)    (17,677)
Change in net unrealized foreign exchange capital gain                      --         --        --        597         597
Decrease in nonadmitted assets                                              --         --        --     79,892      79,892
Increase in liability for unauthorized reinsurance                          --         --        --         (6)         (6)
Decrease in asset valuation reserve                                         --         --        --     10,903      10,903
Cumulative effect of changes in accounting principle (AVR related to
  MLII - see Note 2)                                                                                     9,601       9,601
Decrease in surplus as a result of reinsurance                              --         --        --     (5,465)     (5,465)
TN permitted practice - quasi-reorganization (see Note 2)                   --   (564,621)       --    564,621          --
Impact of SSAP 10R incremental deferred tax assets                          --         --    16,508         --      16,508
Dividend to parent recorded as return of capital (see Notes 2 and 17)       --    (75,000)       --         --     (75,000)
Dividend to parent                                                          --         --        --    (75,000)    (75,000)
Capital contribution                                                        --        294        --         --         294
                                                                       ------- ----------  --------  ---------   ---------
BALANCES AT DECEMBER 31, 2010                                          $75,604 $  592,334  $ 92,548  $  80,266   $ 840,752
Net income                                                                  --         --        --    168,402     168,402
Change in net deferred income tax                                           --         --        --     26,788      26,788
Change in net unrealized capital gains and losses                           --         --        --    180,215     180,215
Change in net unrealized foreign exchange capital gain                      --         --        --       (480)       (480)
Increase in nonadmitted assets                                              --         --        --    (22,339)    (22,339)
Increase in liability for unauthorized reinsurance                          --         --        --         (6)         (6)
Increase in asset valuation reserve                                         --         --        --   (118,015)   (118,015)
Decrease in surplus as a result of reinsurance                              --         --        --       (565)       (565)
Impact of SSAP 10R incremental deferred tax assets                          --         --   (21,693)        --     (21,693)
Dividend to parent recorded as return of capital (see Notes 2 and 17)       --   (170,503)       --         --    (170,503)
Dividend to parent                                                          --         --        --   (260,397)   (260,397)
Capital contribution                                                        --      1,065        --                  1,065
Impact of correction of overpayment of net reinsurance premiums                                          6,075       6,075
                                                                       ------- ----------  --------  ---------   ---------
BALANCES AT DECEMBER 31, 2011                                          $75,604 $  422,896  $ 70,855  $  59,944   $ 629,299
                                                                       ======= ==========  ========  =========   =========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
STATUTORY STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                                            2011        2010
(in thousands of dollars)                                               -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Premiums collected, net of reinsurance                                  $   814,155  $  789,423
Net investment income received                                              574,148     609,969
Commissions and expense allowances received on reinsurance ceded            (20,922)      8,819
Miscellaneous income                                                            446         856
Benefits paid                                                              (748,462)   (752,915)
Insurance expenses paid                                                    (366,435)   (329,517)
Dividends to policyholders                                                   (1,157)       (936)
Federal income taxes paid                                                   (26,416)    (98,202)
                                                                        -----------  ----------
       Net cash provided by operating activities                            225,357     227,497
                                                                        -----------  ----------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Proceeds from sales, maturities or repayments of investments
   Bonds                                                                    856,408     987,429
   Preferred stocks                                                           1,313      35,377
   Common stocks                                                             22,500         780
   Mortgage loans                                                            34,186      49,708
   Real estate                                                               10,457          --
   Other invested assets                                                     11,917       8,660
   Miscellaneous proceeds                                                    11,045       3,030
                                                                        -----------  ----------
       Total investment proceeds                                            947,826   1,084,984
                                                                        -----------  ----------
Cost of investments acquired
   Bonds                                                                 (1,022,036)   (703,977)
   Preferred stocks                                                          (1,106)     (2,009)
   Common stocks                                                            (27,332)     (2,652)
   Mortgage loans                                                                --     (27,801)
   Real estate                                                                  (24)       (212)
   Other invested assets                                                     (5,594)   (143,106)
   Miscellaneous Applications                                               (11,342)         --
                                                                        -----------  ----------
       Total cost of investments acquired                                (1,067,434)   (879,757)
                                                                        -----------  ----------
       Net decrease in contract loans                                        11,448       4,791
                                                                        -----------  ----------
       Net cash (used in) from investing activities                        (108,160)    210,018
                                                                        -----------  ----------
CASH FLOWS FROM FINANCING AND MISCELLANEOUS ACTIVITIES
Capital contribution                                                          1,065         294
Dividends to parent                                                        (260,397)    (75,000)
Other, net                                                                 (328,808)     54,536
                                                                        -----------  ----------
       Net cash used in financing and miscellaneous activities             (588,140)    (20,170)
                                                                        -----------  ----------
       Net (decrease) increase in cash and short-term investments          (470,943)    417,345
CASH AND SHORT-TERM INVESTMENTS
Beginning of year                                                           515,590      98,245
                                                                        -----------  ----------
End of year                                                             $    44,647  $  515,590
                                                                        ===========  ==========

   The accompanying notes are an integral part of these statutory financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


1. NATURE OF OPERATIONS

   American General Life Insurance Company ("AGLA" or the "Company") is a wholly owned subsidiary of AGC Life Insurance Company (the "Parent Company"). The Parent Company is a wholly owned subsidiary of SunAmerica Financial Group, Inc. ("SAFG"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company's primary business is the sale of individual life, health and annuity insurance products, including universal life products, primarily through a career agency system. The Company sells and services products in 48 states and Washington, D.C. in which it is licensed. The Company directly owns 100% of one property and casualty insurance company, American General Property Insurance Company ("AGPIC"). However, property and casualty insurance operations are not a significant component of the operations of the Company.

   The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products.

   The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments ("OTTI") relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations or statutory capital and surplus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Tennessee Department of Commerce and Insurance ("TDCI"). These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America ("U.S. U.S. GAAP") as described herein.

   The TDCI recognizes only statutory accounting practices prescribed or permitted by the state of Tennessee for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under Tennessee Insurance Law. The National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Tennessee. The state has the right to permit other specific practices that deviate from prescribed practices.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by the State of Tennessee is shown below:

                                                                             2011     2010
(in thousands of dollars)                                                  -------- --------
Net Income, Tennessee Basis                                                $168,402 $242,578
State Permitted Practice: Quasi-reorganization                                   --       --
                                                                           -------- --------
Net Income, NAIC SAP                                                       $168,402 $242,578
                                                                           ======== ========
Statutory Capital and Surplus, Tennessee Basis                             $629,299 $840,752
State Prescribed Practice that decreases NAIC SAP: Receivable from parent     9,003 $     --
                                                                           -------- --------
Statutory Capital and Surplus, NAIC SAP                                    $638,302 $840,752
                                                                           ======== ========

   In 2010, the Company received permission from the TDCI to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus, similar to the restatement of surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. Unassigned funds were restated to $0 as of September 30, 2010 after consideration of the third quarter 2010 extraordinary dividend of $75 million and the permitted restatement adjustment that reclassified a portion of the contributions received from AIG that offset the Company's losses on certain securities as a result of the Company's participation in the AIG Securities Lending Program. In conjunction with the restatement adjustment, the Company also recognized a corresponding decrease in gross paid in and contributed surplus of $565 million. The permitted practice had no impact on either the Company's net income or total capital and surplus. In addition, there was no impact on the Company's risk-based capital ("RBC") results.

   Additionally, the TDCI approved the Company's request to pay an extraordinary dividend of $75 million to the Parent Company during the fourth quarter 2010, pursuant to the Department's standard dividend approval process. Accordingly, the dividend was recorded as a reduction of unassigned funds.

   In 2011, the Company received permission from the TDCI to record dividend payments of $143 million as a return of capital according to the previously permitted practice in 2010, which when combined with prior returns of capital, completely offset AIG's securities lending related contributions. In addition, the TDCI also allowed a dividend payment of $27 million to be recorded from additional paid in capital instead of unassigned surplus in order to maintain a $0 balance for unassigned funds as of September 30, 2011. The permitted practice had no impact on the Company's net income, total capital and surplus or RBC results.

   Certain classifications and format changes have been made to prior year amounts to conform to the current period presentation.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   Use of Estimates

   The preparation of financial statements in conformity with accounting practices prescribed or permitted by the TDCI requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the period. The areas of significant judgments and estimates include the following:

   .   application of OTTI;

   . estimates with respect to income taxes, including recoverability of deferred tax assets ("DTA");

   .   fair value measurements of certain financial assets; and

   . policy reserves for life, annuity, accident and health insurance contracts, including guarantees.

   These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's Statements of Admitted Assets, Liabilities and Capital and Surplus, Statements of Operations and Statutory Statements of Cash Flows could be materially affected.

   SIGNIFICANT ACCOUNTING POLICIES

   Bonds

   Bonds not backed by other loans are carried at amortized cost, except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a rating in over one year from the NAIC's Securities Valuation Office ("SVO") receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contractual interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. If the decline in fair value of a bond is considered to be other than temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continued review of its investments. The discount or premium on bonds is amortized using the effective yield method. Bonds issued by SAFG are nonadmitted to the extent that such investments are not approved by the TDCI.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   All residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") were defined to be loan-backed and structured securities ("LBaSS") for 2010. The definition of LBaSS was expanded in 2011 to include certain securities that were previously accounted for pursuant to the guidance for bonds, other than LBaSS. The additional securities included in LBaSS in 2011 includes, but is not limited to, pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer.

   LBaSS are stated at amortized cost, except for those with a NAIC designation of "6" or "6*". LBaSS with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. LBaSS that have not been filed and have not received a rating in over one year from the SVO receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Securities filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with a NAIC 5* designation are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed and asset-backed securities were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

   RBC charges are based on the final NAIC designation. For LBaSS, NAIC designations are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways for 2011. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock and PIMCO, respectively. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified rating based on an NAIC matrix and the Company's carrying value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the SVO, interest only securities, and those securities with an original NAIC designation of 1, 5*, 6, or 6*, the final NAIC designation is based on the SVO or Acceptable Rating Organization ("ARO") rating and is not subject to a modified rating or financial modeling.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Preferred Stocks

   Preferred stocks with NAIC designations of "1" through "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value with unrealized investment losses charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

   Common Stocks

   Unaffiliated common stocks are carried at fair value, with unrealized investment gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary.

   Investments in U.S. domiciled insurance subsidiary, controlled, and affiliated ("SCA") entities are recorded based on the underlying audited statutory equity of the respective entity's financial statements, adjusted for unamortized goodwill, if applicable. Investments in foreign insurance SCA entities are recorded at audited U.S. GAAP adjusted to a statutory basis of accounting, if applicable. All investments in non-insurance SCA entities in which audited U.S. GAAP financial statements are not available, or audited foreign generally accepted accounting principles ("U.S. GAAP") basis financial statements that include a footnote that reconciles net income and equity on a foreign U.S. GAAP basis to U.S. GAAP are not available, have been non-admitted as assets as required by Statement of Statutory Accounting Principles No. 97, "Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88" ("SSAP 97"). Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized investment gains or losses. Dividends received from such affiliates are recorded as investment income when received.

   The Company's insurance subsidiary, AGPIC, is reported based on the Company's ownership interest in the equity in the underlying statutory basis of AGPIC's net admitted assets. The net change in the Company's interest in AGPIC's equity is included in the net unrealized capital gains or losses component of unassigned surplus.

   The Company's non-insurance subsidiary, American General Bancassurance ("AGBA"), is reported based on the Company's ownership interest in the equity in the underlying U.S. GAAP basis of AGBA. Since AGBA did not obtain audited U.S. GAAP basis financial statements, it was nonadmitted for statutory reporting.

   Mortgage Loans

   Mortgage and mezzanine real estate loans are carried at amortized unpaid balances less any allowance for loan loss.

   Interest income on loans is calculated using the effective interest method on the daily balance of the principal amount outstanding. Loan origination fees and costs, other than points, are expensed as incurred.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Loans are monitored, identified, evaluated, segmented and reserved based on certain risk factors, including past due status, debt service coverage rate, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the collateral property is located and condition of the collateral property.

   A loan is identified as impaired when it is probable that interest and principal payments will not be collected according to the contractual terms of the loan agreement. The measurement of impaired loans is generally determined based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if collateral dependent, the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral less estimated costs to sell and obtain. Impairment amounts are established as a valuation allowance against the amortized unpaid balances with a corresponding charge to unrealized gain or loss. Interest income on such impaired loans is recognized when cash is received.

   There are two components of allowance for loan loss: 1) specific loan loss allowance that is determined for individual loans that are specifically identified as impaired ("specific loan loss allowance") and 2) a general reserve for loans with similar risk characteristics that is determined using the current loan-to-value as adjusted, as necessary, to reflect the impact of current conditions ("segment loan loss allowance").

   A specific loan loss allowance is determined based on the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral, net of a sales cost estimate.

   The Company segregates pools of loans with higher risk profiles from the mortgage loan portfolio to determine a segment loan loss allowance, using factors such as risk rating, vintage, maturity date, debt service coverage ratio, loan to value and type of loan. The Company reviews and revises these key assumptions on a quarterly basis based on an analysis of market conditions. The appraised value of the aggregate collateral of the loans with higher risk profile is then reduced by a percentage, which is based on current market conditions. To the extent that the reduced aggregate appraised value of the collateral of the loans with higher risk profiles are lower than their book value, an allowance is recorded. Loans with specific loan loss allowance are excluded from the segment loan loss allowance.

   Temporary impairments of specific loans or pools of loans with higher risk profiles, or any charges thereof, are recognized by adjusting a corresponding specific or segment valuation allowance, with a corresponding charge or credit to unrealized investment gains or losses. OTTI are recorded as realized investment losses, with a related direct write-down to mortgage loans, resulting in a new cost basis for the investment. Interest income on impaired loans is recognized upon receipt.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Real Estate

   Land is reported at cost. Real estate consists of properties occupied by the Company, properties held for the production of income and properties held for sale. Properties occupied by the Company and held for the production of income are carried at depreciated cost, less encumbrances, unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its carrying amount or fair value less estimated costs to sell the property less encumbrances.

   Contract Loans

   Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the policy cash surrender value are considered non-admitted assets.

   Cash and Short-term Investments

   Cash includes cash on hand, and non-interest bearing demand deposits. Short-term investments consist of securities that have original maturities of greater than three months and less than twelve months at date of purchase and are stated at amortized cost, which approximates fair value.

   Derivative Financial Instruments

   All derivative instruments are recognized in the financial statements. Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported as other invested assets or derivative instruments in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus in a manner consistent with the hedged asset or liability ("hedge accounting"). Changes in carrying value or cash flow of derivatives that qualify for hedge accounting are recorded consistently with how the changes in the carrying value or cash flow of the hedged asset or liability are recorded. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge ("ineffective hedges") are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses. Hedge accounting was not used for any derivative instruments in 2011 or 2010.

   Other Invested Assets

   Other invested assets principally consist of investments in limited partnerships and limited liability companies and are accounted for using the equity method. Investments in these assets, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, shall be reported using an equity method as defined in SSAP 97. Pursuant to SSAP 97, such investments are generally reported based on audited U.S. U.S. GAAP equity, with subsequent adjustment to a statutory basis of accounting, if applicable.

   Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10%) or lacks control, are generally recorded based on the underlying audited U.S. U.S. GAAP equity of the investee, with some prescribed exceptions.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   SSAP No. 48 "Joint Ventures, Partnerships and Limited Liability Companies," ("SSAP 48") allows the use of (a) the U.S. GAAP basis equity as set forth in the footnote reconciliation of foreign U.S. GAAP equity and income to U.S. GAAP within the audited foreign U.S. GAAP financial statements or (b) the International Financial Reporting Standards ("IFRS") basis equity in the audited IFRS prepared financials statements as an acceptable basis for the valuation of minor/non-controlled investments. In addition, the audited U.S. tax basis equity may also be used in certain circumstances.

   All investments in other invested assets in which underlying audited U.S. GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been nonadmitted as assets as required by SSAPs 48 and/or 97. The Company had $14.8 million and $11.4 million in non-admitted partnership investments at December 31, 2011 and 2010, respectively. Undistributed accumulated earnings of such entities are included in unassigned surplus as a component of unrealized investment gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other-than-temporary are recognized as realized losses.

   Investment Income

   Due and accrued income is excluded from investment income for bonds when collection of interest is overdue by more than 90 days or is uncertain, and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days, or when interest is uncollectible.

   Net Realized Capital Gaines (Losses)

   Realized investment gains and losses, which are determined using the specific identification method, are reflected in income net of applicable federal income taxes and transfers to the Interest Maintenance Reserve ("IMR").

   Bond Impairments

   The Company regularly evaluates its investments for OTTI. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

   For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value.

   For LBaSS, a non-interest related (i.e., credit related) OTTI (resulting from a decline in value due to fundamental credit problems of the issuer) is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of cash flows expected to be collected. An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. When this occurs, the LBaSS is written down to fair value.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   In assessing whether a non-interest related impairment has occurred for LBaSS, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities. When estimating future cash flows, management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

       .  Current delinquency rates;

       .  Expected default rates and timing of such defaults;

       .  Loss severity and timing of any such recovery;

       .  Expected prepayment speeds; and

       .  Ratings of securities underlying structured products.

   In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

   Non-admitted Assets

   All assets specifically designated as non-admitted and assets not designated as admitted, such as negative IMR, a certain portion of DTA, prepaid assets, agents' balances or other receivables over 90 days, leasehold improvements and purchased or internally developed software, are excluded from the Statutory Statement of Admitted Assets, Liabilities and Capital and Surplus and the amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets amounted to $341.5 million and $319.1 million at December 31, 2011 and 2010, respectively, including DTA.

   The admitted value of the Company's EDP equipment and operating software is limited to 3% of capital and surplus, adjusted to exclude any EDP equipment and operating system software, net deferred tax assets and net positive goodwill. The admitted portion is reported at cost, less accumulated depreciation of $26.4 million and $27.0 million at December 31, 2011 and 2010, respectively. EDP equipment and operating software is depreciated using the straight line method over the lesser of its useful life or three years. Non-operating software is depreciated using the straight line method over the lesser of its useful life or five years and is nonadmitted. Other furniture and equipment is depreciated using the straight line method over its estimated useful life and is non-admitted. EDP depreciation expense charged to operations in 2011 and 2010 was $1.3 million and $1.0 million, respectively.

   Interest Maintenance Reserve ("IMR")

   The IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest related investment gains and losses resulting from sales (net of taxes) and interest related OTTI (net of taxes). An interest related OTTI occurs when the Company, at the balance sheet date has the intent to sell an investment or does not have the intent and ability to hold the security, before recovery of the cost of the investment. For LBaSS, if the Company

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   recognizes an interest related OTTI, the non-interest related OTTI is booked to Asset Valuation Reserve ("AVR"), and the interest related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold.

   AVR

   The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreases in surplus.

   Policy Reserves and Deposit Fund Liabilities

   Life, annuity, accident and health reserves are developed by actuarial methods and are determined based on published tables using specified interest rates, mortality or morbidity assumptions, and valuation methods prescribed or permitted by statutes that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the TDCI. Liabilities for deposit funds and other contract liabilities without life contingencies equal either the present value of future payments discounted at the appropriate interest rate or the fund value, if greater.

   The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established where the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or where the net premiums exceed the gross premiums on any insurance in force.

   For ordinary policies issued with temporary extra premiums, reserves are based on standard mortality rates with an additional unearned premium reserve based on the gross extra premium. For ordinary policies issued with permanent extra premiums, reserves are based on appropriate multiples of standard rates of mortality. Extra premiums are charged for substandard lives under life policies. Mean reserves are determined by computing the regular mean reserves for the plan and holding, in addition, a factor times the extra premium charge for the year. The factor varies by duration and type of plan and is based on appropriate multiples of standard rates of mortality.

   For industrial policies, reserves for rated policies are based on substandard mortality tables.

   As of December 31, 2011 and 2010, the Company had $15.0 billion and $14.1 billion of insurance in force, respectively, for which gross premiums are less than the net valuation premiums according to the standard of valuation set by the State of Tennessee. Reserves to cover the gross premium deficiencies were $158.4 million and $150.9 million as of December 31, 2011 and 2010, respectively.

   The tabular interest, tabular less actual reserve released and tabular cost have each been determined by formula as prescribed by the State of Tennessee for all business with the exception of flexible-premium universal life. For these products, this information is from the basic data for the calculation of policy reserves for flexible-premium universal life.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Tabular interest on funds not involving life contingencies is calculated from the basic records used to determine fund liabilities.

   Liabilities related to policyholder funds left on deposit with the Company are equal to fund balances without deduction of any applicable surrender charges.

   Policy and Contract Claims

   Policy and contract claims represent the ultimate net cost of all reported and unreported claims incurred during the year. Reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis. Those estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

   Premiums, Annuity Considerations and Related Expenses

   Life premiums are recognized as income over the premium paying periods of the related policies. Annuity considerations are recognized as revenue when received. Accident and health premiums are reflected as premium revenue when written and are earned pro rata over the terms of the policies. The unearned portion of accident and health premiums is reflected as a liability, the change in which is included with benefits paid or provided. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commissions, are charged to the Statutory Statements of Operations as incurred.

   Reinsurance

   Reinsurance premiums and benefits paid or provided are accounted for on basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

   Allocated Expenses

   Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of such costs for investment management services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services.

   Income Taxes

   The Company is included in the consolidated federal income tax return of AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. The federal income tax expense or benefit reflected in the Statutory Statement of Operations

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   represents income taxes provided on income that is currently taxable, but excludes tax on the net realized capital gains or losses.

   Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory book basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the Statutory Statement of Operations but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory book income but not for taxable income. Capital gains and losses on certain related-party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

   A net DTA or deferred tax liability ("DTL") is included in the statutory statement of admitted assets, liabilities and capital and surplus, which reflect the expected future tax consequences of temporary differences between the carrying values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTAs and DTLs is reflected as a separate component of unassigned surplus. Net DTAs are limited to their admissible amount according to SSAP No. 10R, Income Taxes - Revised, a Temporary Replacement of SSAP No. 10" ("SSAP 10R").

   ACCOUNTING CHANGES

   SSAP 5R

   Statement of Statutory Accounting Principle No. 5, "Liabilities, Contingencies and Impairments of Assets" ("SSAP 5") was revised ("SSAP 5R") effective January 1, 2011 to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, Guarantees, with modifications. These revisions require entities to recognize at inception, a liability it has undertaken in issuing a guarantee, even if the likelihood of having to make a payment under the guarantee is remote. These changes did not have a material impact on the Company's financial statements.

   SSAP 10R

   SSAP No. 10R, "Income Taxes - Revised, A Temporary Replacement of SSAP
   No. 10",modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15 percent capital and surplus limit instead of 10 percent. Gross deferred tax assets ("DTAs") are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for annual 2009 and interim and annual 2010 financial statements. Subsequent adopted revisions extended the SSAP No. 10R sunset clause through 2011 and incorporated additional disclosures for tax-planning strategies. The increased amount in admitted DTA is separately reported in the special surplus funds or the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus and in the incremental DTA line of Statutory Statements of Changes in Capital and Surplus. Refer to
   Note 9, Federal Income Taxes for further detail.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   SSAP 35R

   Statement of Statutory Accounting Principle No. 35, "Guaranty Fund and Other Assessments" ("SSAP 35") was revised ("SSAP 35R") effective January 1, 2011 to adopt the U.S. GAAP guidance in ASC 405-30 (SOP 97-3) with some modifications. The revised SSAP modifies the requirement for recognizing liabilities for insurance related assessments. Under the new guidance the liability is not recognized until the event obligating the entity to pay a probable or imposed assessment has occurred. This impacts prospective premium based guaranty fund assessments as the event that obligates the entity is the writing of, or becoming obligated to write or renew the premiums on which future assessments are to be based. These revisions primarily affect property and casualty companies and did not have a material impact on the Company's financial statements.

   SSAP 43R

   Statement of Statutory Accounting Principle No. 43R, "Loan-backed and Structured Securities" ("SSAP 43R") was revised effective January 1, 2011 to require that gains and losses be bifurcated between the IMR and the AVR based on management's analysis, regardless of whether the gain or loss occurs due to a sale, or a loss occurs due to OTTI.

   In addition, revisions to the definition of LBaSS has expanded the population of investments that are classified as LBaSS, including but not limited to pass-through securities, lease-backed securities, equipment trust certificates and credit tenant loans. These changes did not have a material impact on the Company's financial statements.

   SSAP 100

   The Company adopted SSAP No. 100, "Fair Value Measurements" ("SSAP 100"), effective for reporting periods ending December 31, 2010. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. SSAP 100 also clarifies that consideration of non-performance risk (own credit-risk) should not be reflected in the fair value calculation for liabilities (including derivative liabilities) at subsequent measurement. The adoption of SSAP 100 did not have a material impact on the Company's financial statements.

   SSAP 101

   Effective January 1, 2012, SSAP No. 101, "Income Taxes, A Replacement of SSAP No. 10R and SSAP No.10" ("SSAP 101"), states that statutory DTAs that are more likely than not to be realized are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks that corresponds with the Internal Revenue Code tax loss carryback provisions but not to exceed three years for existing temporary differences that reverse by the end of the subsequent calendar year, plus
   (2) the lesser of the remaining gross DTA expected to be realized within three years of the balance sheet date or 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill provided the Company's end of year RBC is greater than 300 percent, plus (3) the amount of the remaining gross DTA that can be offset against existing gross DTLs taking into account the tax character of the DTAs and DTLs and the reversal pattern of the temporary differences. The Company does not

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   expect that these changes will have a material impact on the company's statutory financial statements.

   CORRECTION OF ERRORS

   SSAP 3, requires that corrections of errors related to prior periods be reported as pretax adjustments to unassigned surplus.

   During 2011, the Company discovered that certain policies that had lapsed or terminated on the Company's policy administration system were not always appropriately updated on the reinsurance administration system resulting in over payments of reinsurance premiums over a period of years. The amount of the overpayment was recorded as an increase to uncollected premium and an increase in surplus of $6.1 million. The Company has contacted the reinsurers and deems the amounts to be appropriately recorded as collectible.

   DIFFERENCES IN STATUTORY ACCOUNTING AND U.S. GAAP ACCOUNTING

   The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the TDCI. These accounting practices vary in certain respects from U.S. GAAP. The primary differences between NAIC SAP and U.S. GAAP are as follows:

   Under NAIC SAP, investments in insurance subsidiaries are recorded based upon the underlying statutory equity of a subsidiary with all undistributed earnings or losses shown as an unrealized gain or loss in unassigned surplus. Dividends received by the parent company from its subsidiaries are recorded through net investment income. Under U.S. GAAP, subsidiaries' financial statements are combined with the parent company's financial statements through the consolidation accounting. All intercompany balances and transactions are eliminated under U.S. GAAP. Dividends received by the parent company from its subsidiaries reduce the parent company's investment in the subsidiaries.

   Under NAIC SAP, the Company's non-insurance subsidiary, AGBA, is reported based on the Company's ownership interest in the equity in the underlying U.S. GAAP basis of AGBA. Since AGBA did not obtain audited U.S. GAAP basis financial statements, it was non-admitted for statutory reporting.

   Under NAIC SAP, certain assets designated as "non-admitted", principally certain DTAs, invested assets for which U.S. GAAP basis audited financial statements are not available and other assets not specifically identified as an admitted asset within NAIC SAP, are excluded from the accompanying Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus and are charged directly to unassigned surplus. Under U.S. GAAP, such assets, less applicable allowance accounts, are included as assets on the balance sheet.

   Under NAIC SAP, the policy acquisition costs that vary with and are primarily related to the acquisition of new business are expensed when incurred. Under U.S. GAAP, acquisition costs related to interest-sensitive life insurance contracts, investment contracts, traditional life insurance contracts and certain long duration accident and health insurance, to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins. For all other insurance contracts, to the extent recoverable from future policy revenues, deferred policy acquisition costs are amortized over the premium-paying

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   period of the related contracts using assumptions that are consistent with those used in computing policy benefit reserves.

   Under NAIC SAP, sales inducements are expensed when incurred. Under U.S. GAAP, sales inducements on interest-sensitive life insurance contracts and deferred annuities, to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins.

   Under NAIC SAP, when deferred premiums exist, statutory deferred premiums are held as a statutory asset and under U.S. GAAP, deferred premiums are held as a contra-liability in the future policy benefits liability.

   Under NAIC SAP, a liability for reinsurance balances has been provided for unsecured policy reserves, unearned premium and unpaid losses ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under U.S. GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Under NAIC SAP, certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using reinsurance accounting whereas such contracts would be accounted for using deposit accounting under U.S. GAAP.

   Under NAIC SAP, policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves, rather than as assets as would be required under U.S. GAAP.

   Under NAIC SAP, loading is the difference between the gross and valuation net premium. Valuation net premium is calculated using valuation assumptions which are different for statutory and U.S. GAAP. Statutory valuation assumptions are set by the Company within limits as defined by statutory law. U.S. GAAP valuation assumptions are set by the Company based on management's estimates and judgment.

   Policyholder funds payout annuities not involving life contingencies use different valuation assumptions for NAIC SAP and U.S. GAAP. Under NAIC SAP, prescribed rates of interest are used in the discounting of benefit payments; under U.S. GAAP, company best estimates of interest rates are used.

   Under NAIC SAP, the Commissioner's Reserve Valuation Method is used for the majority of individual insurance reserves; under U.S. GAAP, individual insurance policyholder liabilities for traditional forms of insurance are generally established using the net level premium method. For interest-sensitive policies, a liability for policyholder account balances is established under U.S. GAAP based on the contract value that has accrued to the benefit of the policyholder. Policy assumptions used in the estimation of policyholder liabilities are generally prescribed under NAIC SAP; under U.S. GAAP, policy assumptions are based upon best estimates as of the date the policy was issued, with provisions for the risk of adverse deviation.

   Under NAIC SAP, the CRVM as amended by Actuarial Guideline 43 is used for the majority of individual deferred annuity reserves; under U.S. GAAP, individual deferred annuity policyholder

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder, together with liabilities for certain guarantees under variable annuity contracts.

   Under NAIC SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carry backs for existing temporary difference that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within one year of the balance sheet date or 10 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. For calendar years 2011 and 2010, these limitations have been expanded, at the election of the Company, to include existing temporary differences that reverse by the end of the subsequent three calendar years and 15 percent of the capital and surplus, as adjusted above. The Company has made the election for the calendar years 2011 and 2010. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded, and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized.

   Under NAIC SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits; under U.S. GAAP, changes in deferred taxes are recorded in income tax expense.

   Under NAIC SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4-6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For U.S. GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

   Under NAIC SAP, all single-class and multi-class MBS or other ABS (e.g., collateralized mortgage obligations ("CMO"), MBS and ABS) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. LBaSS that were other-than temporarily impaired prior to October 1, 2008 were written down to fair value. Bonds and other than LBaSS that were other-than temporarily impaired were written down to fair value. For U.S. GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all fixed maturity securities, if it is determined that a decline in fair value is other than temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-interest portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   Under NAIC SAP, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than being included as a component of earnings as would be required under U.S. GAAP. If the impairment is other than temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under U.S. GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such U.S. GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

   Under NAIC SAP, investments in real estate are reported net of related obligations; under U.S. GAAP, investments in real estate are reported on a gross basis. Under NAIC SAP, real estate owned and occupied by the Company is included in investments; under U.S. GAAP, real estate owned and occupied by the Company is reported as an operating asset, and operating income and expenses include rent for the Company's occupancy of those properties.

   Under NAIC SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized gains or losses. Under U.S. GAAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as realized gains or losses. Under U.S. GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the Company's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under U.S. GAAP, indexed life insurance features in certain variable universal life contracts are bifurcated and accounted for separately as embedded policy derivatives. Under NAIC SAP, non-performance risk (own credit-risk) was not reflected in the fair value calculations for derivative liabilities.

   Under NAIC SAP, joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10 percent) or lacks control, were generally recorded based on the underlying audited U.S. GAAP equity of the investee. Under U.S. GAAP, joint ventures, partnerships and limited liability companies are carried at equity or cost depending on the equity ownership position and equity in earnings of partnerships carried at equity is recorded as investment income.

   Under NAIC SAP, AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus. This is not required under U.S. GAAP.

   Under NAIC SAP, the Company reports an IMR which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   groupings of individual securities sold in five-year bands. Realized gains and losses are reported net of tax and transfers to the IMR, below net gain from operations.

   Under NAIC SAP, policyholder dividends are recognized when declared rather than over the term of the related policies as required under U.S. GAAP.

   Under NAIC SAP, revenues for universal life and annuity policies with mortality or morbidity risk consist of the entire premium received, and benefits incurred with respect to such policies represent the total of death benefits and surrender values paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and they are credited directly to an appropriate policy reserve account without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the Statutory Statements of Operations when earned. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under U.S. GAAP, premiums received in excess of policy charges would not be recognized as premium revenue, and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

   A reconciliation of the Company's statutory net income to U.S. GAAP net income and statutory capital and surplus to U.S. GAAP shareholders' equity for the years ended December 31, 2011 and 2010 is as follows:

                                                                     Net Income        Capital and Surplus
(in thousands of dollars)                                        ------------------  ----------------------
                                                                   2011      2010       2011        2010
                                                                 --------  --------  ----------  ----------
As reported on a statutory basis                                 $168,402  $242,578  $  629,299  $  840,752
   Unrealized gains (losses) on debt and equity securities             --        --   1,261,724     819,842
   Deferred acquisition costs and costs of insurance purchased    (23,845)  (82,193)  1,008,309   1,203,222
   Basis difference in invested assets                                 --        --     (39,671)     49,406
   Change in carrying value of other affiliates                        --        --      30,323      30,161
   Income taxes                                                   (66,431)  (14,927)   (740,690)   (576,792)
   Due, deferred and advanced premiums                                 --        --      (1,640)     (1,057)
   Benefit reserves and other life reserve adjustments             13,699    18,492     680,556     707,169
   AVR                                                                 --        --     127,416       9,401
   IMR                                                             31,659     1,165      44,008      25,662
   Investment income differences                                  (16,313)   10,980          --          --
   Non-admitted assets                                                 --        --     341,468     319,129
   Other                                                           37,805    29,430     (25,002)    (17,745)
                                                                 --------  --------  ----------  ----------
Total adjustments                                                 (23,426)  (37,053)  2,686,801   2,568,398
                                                                 --------  --------  ----------  ----------
On a US GAAP basis                                               $144,976  $205,525  $3,316,100  $3,409,150
                                                                 ========  ========  ==========  ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


3. INVESTMENTS

   BONDS AND STOCKS

   The statement value gross unrealized gain, gross unrealized loss and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2011 and 2010 are as follows:

                                                                                GROSS      GROSS
                                                                   STATEMENT  UNREALIZED UNREALIZED   FAIR
                                                                     VALUE      GAINS      LOSSES     VALUE
(in thousands of dollars)                                          ---------- ---------- ---------- ----------
AT DECEMBER 31, 2011
Bonds:
   US government                                                   $   11,765 $    2,098  $     --  $   13,863
   All other governments                                              100,573     30,612        --     131,185
   States, territories and possessions                                 18,029      2,410        --      20,439
   Special revenue                                                    746,131    138,625        --     884,756
   Political subdivisions of states, territories and possessions       53,061      7,483       (16)     60,528
   Industrial and miscellaneous                                     6,391,951  1,086,662   (91,728)  7,386,885
   Hybrid                                                             162,670      6,861    (6,214)    163,317
                                                                   ---------- ----------  --------  ----------
Total bonds                                                         7,484,180  1,274,751   (97,958)  8,660,973
Preferred stocks                                                       25,917      7,772       (69)     33,620
                                                                   ---------- ----------  --------  ----------
Total Bonds and Preferred Stocks                                   $7,510,097 $1,282,523  $(98,027) $8,694,593
                                                                   ========== ==========  ========  ==========

                                                                                GROSS      GROSS
                                                                   STATEMENT  UNREALIZED UNREALIZED   FAIR
                                                                     VALUE      GAINS      LOSSES     VALUE
(in thousands of dollars)                                          ---------- ---------- ---------- ----------
AT DECEMBER 31, 2010
Bonds:
   US government                                                   $   12,027 $      630  $    (87) $   12,570
   All other governments                                               17,702      4,087        --      21,789
   States, territories and possessions                                 13,365        127      (100)     13,392
   Special revenue                                                    537,105     53,868    (4,313)    586,660
   Political subdivisions of states, territories and possessions       41,566        176    (1,509)     40,233
   Industrial and miscellaneous                                     6,229,877    675,675   (78,190)  6,827,362
   Hybrid                                                             207,864      9,153    (6,660)    210,357
   Parent, subsidiaries and affiliates                                     --    173,000        --     173,000
                                                                   ---------- ----------  --------  ----------
Total bonds                                                         7,059,506    916,716   (90,859)  7,885,363
Preferred stocks                                                       26,084      2,792      (296)     28,580
                                                                   ---------- ----------  --------  ----------
Total Bonds and Preferred Stocks                                   $7,085,590 $  919,508  $(91,155) $7,913,943
                                                                   ========== ==========  ========  ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   At December 31, 2011 and 2010 bonds carried at amortized cost of $6.4 million and $6.4 million, respectively, were on deposit with regulatory authorities in accordance with statutory requirements. The Company's fully owned subsidiary, AGPIC, carried $5.1 million and $5.0 million in special deposits with regulatory authorities as of December 31, 2011 and 2010, respectively.

   The following items pertain to common stocks at December 31:

                                                   2011         2010
                                                    -------      -------
                                                  (in thousands of dollars)
              Cost of unaffiliated common stocks  $14,584      $ 8,946
              Cost of affiliated common stocks     10,360       10,360
                                                    -------      -------
              Total cost of common stocks         $24,944      $19,306
                                                    =======      =======

   The following tables summarize the Company's gross unrealized losses, including amounts on NAIC 6 and 6* bonds, and fair value on investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010 as follows:

                                                               LESS THAN 12 MONTHS  12 MONTHS OR MORE         TOTAL
                                                               ------------------  ------------------  ------------------
                                                                          GROSS               GROSS               GROSS
                                                                FAIR    UNREALIZED  FAIR    UNREALIZED  FAIR    UNREALIZED
(in thousands of dollars)                                       VALUE     LOSSES    VALUE     LOSSES    VALUE     LOSSES
AT DECEMBER 31, 2011
Political subdivisions of states, territories and possessions  $  1,984  $    (16) $     --  $     --  $  1,984  $    (16)
Special revenue                                                      --        --        --        --        --        --
Industrial and miscellaneous                                    559,161   (49,537)  185,278   (42,555)  744,439   (92,092)
Hybrid                                                           23,853    (3,521)   44,667    (2,693)   68,520    (6,214)
                                                               --------  --------  --------  --------  --------  --------
   Total bonds                                                  584,998   (53,074)  229,945   (45,248)  814,943   (98,322)
Common stock                                                         29        (8)       --        --        29        (8)
Preferred stock                                                      33        --       931       (69)      964       (69)
                                                               --------  --------  --------  --------  --------  --------
   Total temporarily impaired securities                       $585,060  $(53,082) $230,876  $(45,317) $815,936  $(98,399)
                                                               ========  ========  ========  ========  ========  ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                               LESS THAN 12 MONTHS  12 MONTHS OR MORE          TOTAL
                                                               ------------------  ------------------  --------------------
                                                                          GROSS               GROSS                 GROSS
                                                                FAIR    UNREALIZED  FAIR    UNREALIZED   FAIR     UNREALIZED
(in thousands of dollars)                                       VALUE     LOSSES    VALUE     LOSSES     VALUE      LOSSES
AT DECEMBER 31, 2010
U.S. Governments                                               $  3,438  $    (87) $     --  $     --  $    3,438  $    (87)
States, territories and possessions                               3,732      (100)       --        --       3,732      (100)
Political subdivisions of states, territories and possessions    30,257    (1,508)       --        --      30,257    (1,508)
Special revenue                                                  95,826    (4,313)       --        --      95,826    (4,313)
Industrial and miscellaneous                                    391,161   (15,452)  419,661   (63,104)    810,822   (78,556)
Hybrid                                                           62,582    (2,478)   42,544    (4,182)    105,126    (6,660)
                                                               --------  --------  --------  --------  ----------  --------
   Total bonds                                                  586,996   (23,938)  462,205   (67,286)  1,049,201   (91,224)
Common stock                                                      2,066      (261)       32    (2,533)      2,098    (2,794)
Preferred stock                                                     955       (61)      965      (235)      1,920      (296)
                                                               --------  --------  --------  --------  ----------  --------
   Total temporarily impaired securities                       $590,017  $(24,260) $463,202  $(70,054) $1,053,219  $(94,314)
                                                               ========  ========  ========  ========  ==========  ========

   The determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments. As of December 31, 2011 and 2010, all of the unrealized losses in the table shown above were considered to be temporary based on the results of this review.

   As of December 31, 2011, the Company held 161 individual bond securities that were in an unrealized loss position, of which 38 individual investments were in an unrealized loss position continuously for 12 months or more.

   A summary of the statement value and fair value of the Company's investments in bonds at December 31, 2011 and 2010, by expected maturity, is as follows:

                                        2011                  2010
                                --------------------- ---------------------
                                STATEMENT    FAIR     STATEMENT    FAIR
                                  VALUE      VALUE      VALUE      VALUE
    (in thousands of dollars)   ---------- ---------- ---------- ----------
    YEARS TO MATURITY
    One or less                 $  243,055 $  253,131 $   22,712 $  196,534
    After one through five         397,154    425,695    655,781    709,586
    After five through ten       1,080,090  1,203,756  1,184,399  1,303,524
    After ten                    3,966,260  4,768,049  4,381,905  4,797,914
    Mortgage-backed securities   1,797,621  2,010,342    814,709    877,805
                                ---------- ---------- ---------- ----------
                                $7,484,180 $8,660,973 $7,059,506 $7,885,363
                                ========== ========== ========== ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

   Bonds in or near default as to payment of principal or interest had a carrying value of $11.4 million and $22.4 million at December 31, 2011 and 2010, respectively, which is the fair value.

   At December 31, 2011 and 2010, the Company held unrated or less-than-investment grade corporate bonds of $617.7 million and $444.9 million, respectively, with an aggregate fair value of $607.1 million and $451.4 million, respectively. Those holdings amounted to 8.3% and 6.3% of the Company's investments in bonds at December 31, 2011 and 2010, respectively, and 6.5% and 4.6% of the Company's total admitted assets at December 31, 2011 and 2010, respectively. The Company performs periodic evaluations of the relative credit standing of the issuers of the bonds that it holds as investments.

   LBASS

   The Company determines fair value of LBaSS on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations ("CDOs") are priced by approved commercial pricing vendors and broker dealer quotations. A small portion of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The fair values are based on available market information and management's judgments.

   The fair value and carrying value of the Company's LBaSS as of December 31, 2011 and 2010 were as follows:

                                                 2011                      2010
(in thousands of dollars)              ------------------------- -------------------------
                                       Carrying Value Fair Value Carrying Value Fair Value
                                       -------------- ---------- -------------- ----------
Loan-backed and Structured Securities    $1,797,621   $2,010,342    $814,708     $877,805

   Prepayment assumptions for single class, multi-class MBS and ABS were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

   At December 31, 2011 and 2010 the Company had exposure to a variety of LBaSS including, but not limited to, RMBS, CMBS and CDOs. These securities could have significant concentrations of credit risk by country, geographical region, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

   At December 31, 2011 and 2010, the Company did not have any securities within the scope of SSAP 43R with a recognized OTTI due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

   At December 31, 2011 the Company held the following LBaSS for which it had recognized credit-related OTTI:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                 BOOK/ADJUSTED   PRESENT                                      DATE OF
                 CARRYING VALUE VALUE OF                                     FINANCIAL
                 AMORTIZED COST PROJECTED              AMORTIZED  FAIR VALUE STATEMENT
                 BEFORE CURRENT   CASH     RECOGNIZED COST AFTER- AT TIME OF   WHERE
CUSIP             PERIOD OTTI     FLOWS       OTTI       OTTI        OTTI    REPORTED
-----            -------------- ---------- ---------- ----------- ---------- ---------
03927NAC7             517,040      497,500    19,540     497,500     750,000   4Q09
03927NAE3             298,654      278,700    19,954     278,700     300,000   4Q09
03927NAF0             159,873      136,650    23,223     136,650     135,000   4Q09
059469AE6           4,291,354    4,094,860   196,494   4,094,860   2,031,870   4Q09
07388VAN8             721,267      598,500   122,767     598,500     242,151   4Q09
12543TBA2          11,586,390   11,102,279   484,111  11,102,279   5,666,771   4Q09
12544TAF1          14,845,460   13,964,405   881,055  13,964,405   9,520,755   4Q09
12545AAP9           6,323,659    5,840,053   483,605   5,840,053   2,010,100   4Q09
16163HAU5           4,426,862    4,269,025   157,837   4,269,025   1,799,037   4Q09
173104AJ9           1,406,481    1,052,319   354,162   1,052,319   1,330,830   4Q09
173104AK6             216,586      159,300    57,286     159,300     432,667   4Q09
36170VAF6           2,407,059      708,000 1,699,059     708,000     300,000   4Q09
36170VAG4              10,047            0    10,047           0     275,000   4Q09
46631QBB7           1,690,043    1,634,684    55,360   1,634,684     534,192   4Q09
69573WAE1              11,323       11,075       247      11,075      12,396   4Q09
36318JAE9           6,249,963      837,979 5,411,984     837,979   3,531,250   4Q09
                   ----------   ---------- ---------  ----------  ----------
Quarterly Total    55,162,061   45,185,329 9,976,731  45,185,329  28,872,019
                   ----------   ---------- ---------  ----------  ----------
059511AU9           5,156,577    1,909,046 3,247,530   1,909,046     867,859   1Q10
07388VAN8             598,687      389,408   209,279     389,408     242,493   1Q10
36170VAF6             715,539       69,266   646,273      69,266     300,000   1Q10
46631QBB7           1,637,734    1,295,666   342,067   1,295,666     539,664   1Q10
173104AJ9           1,049,333      770,283   279,050     770,283   1,376,980   1Q10
173104AK6             158,819      151,337     7,482     151,337     448,204   1Q10
                   ----------   ---------- ---------  ----------  ----------
Quarterly Total     9,316,689    4,585,006 4,731,681   4,585,006   3,775,200
                   ----------   ---------- ---------  ----------  ----------
03927NAC7             353,750      210,366   143,384     210,366     209,560   2Q10
03927NAD5             309,727      144,720   165,007     144,720     143,820   2Q10
03927NAE3             282,109       78,226   203,883      78,226      78,225   2Q10
03927NAF0             138,789       34,791   103,998      34,791     210,000   2Q10
059511AM7           3,945,741      374,371 3,571,370     374,371     602,696   2Q10
059511AU9           1,927,083      505,918 1,421,165     505,918     903,403   2Q10
07388VAN8             392,492       61,066   331,426      61,066     245,313   2Q10
173104AK6             152,454      151,644       810     151,644     475,382   2Q10
36170VAF6              69,713       18,799    50,914      18,799       2,888   2Q10
46631QBB7           1,308,104      385,661   922,443     385,661     552,020   2Q10
                   ----------   ---------- ---------  ----------  ----------

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

Quarterly Total    8,879,962    1,965,562 6,914,400   1,965,562   3,423,307
                  ----------   ---------- ---------  ----------  ----------

                 BOOK/ADJUSTED
                   CARRYING
                     VALUE                                                   DATE OF
                   AMORTIZED    PRESENT                                     FINANCIAL
                  COST BEFORE   VALUE OF              AMORTIZED  FAIR VALUE STATEMENT
                    CURRENT    PROJECTED  RECOGNIZED COST AFTER- AT TIME OF   WHERE
CUSIP             PERIOD OTTI  CASH FLOWS    OTTI       OTTI        OTTI    REPORTED
-----            ------------- ---------- ---------- ----------- ---------- ---------
059469AE6          4,101,383    3,941,270   160,113   3,941,270   3,397,380    3Q10
05946XP64          4,949,700    4,875,895    73,805   4,875,895   4,203,680    3Q10
05946XY56          7,195,045    7,145,101    49,945   7,145,101   4,857,712    3Q10
059511AM7            377,036      241,591   135,445     241,591     628,730    3Q10
059511AU9            509,337      285,943   223,394     285,943     240,395    3Q10
05952FAM5          4,006,580    3,906,883    99,697   3,906,883   3,220,006    3Q10
12543TBA2         12,136,946   11,542,633   594,313  11,542,633   7,705,072    3Q10
12545AAP9          6,530,779    6,204,966   325,813   6,204,966   3,377,569    3Q10
173104AJ9            788,199      780,445     7,753     780,445     780,445    3Q10
173104AK6            152,587      131,100    21,488     131,100     171,804    3Q10
46631QBB7            388,190      303,983    84,206     303,983     301,230    3Q10
                  ----------   ---------- ---------  ----------  ----------
Quarterly Total   41,135,782   39,359,810 1,775,972  39,359,810  28,884,023
                  ----------   ---------- ---------  ----------  ----------
03927NAC7             90,574       42,272    48,302      42,272      42,272    4Q10
059469AE6          3,937,322    3,933,705     3,617   3,933,705   3,471,925    4Q10
059511AM7            184,009       97,338    86,671      97,338     635,360    4Q10
059511AU9            167,022       78,269    88,753      78,269     433,703    4Q10
05952FAM5          3,978,418    3,926,584    51,834   3,926,584   3,202,492    4Q10
12543TBA2         11,987,283   11,594,601   392,682  11,594,601   8,184,285    4Q10
12667F4G7         15,800,132   14,852,094   948,038  14,852,094  13,549,383    4Q10
173104AJ9            786,401      720,773    65,628     720,773   1,518,140    4Q10
173104AK6            133,040      120,767    12,273     120,767     167,151    4Q10
46631QBB7            211,675       68,194   143,481      68,194     548,496    4Q10
                  ----------   ---------- ---------  ----------  ----------
Quarterly Total   37,275,876   35,434,597 1,841,279  35,434,597  31,753,207
                  ----------   ---------- ---------  ----------  ----------
059469AE6          3,928,756    3,781,420   147,336   3,781,420   3,600,930   1Q 11
05946XP64          4,716,051    4,416,837   299,214   4,416,837   4,692,431   1Q 11
05946XY56          7,164,350    6,767,837   396,513   6,767,837   6,679,920   1Q 11
12544TAF1         14,069,000   13,754,585   314,415  13,754,585  13,754,585   1Q 11
12667F4G7         14,971,945   14,047,506   924,438  14,047,506  11,456,791   1Q 11
16163HAE1          4,190,081    4,174,800    15,281   4,174,800   4,185,105   1Q 11
16163HAU5          4,318,343    4,132,420   185,923   4,132,420   4,480,060   1Q 11
                  ----------   ---------- ---------  ----------  ----------

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

  Quarterly Total  53,358,526 51,075,405 2,283,120 51,075,405 48,849,822
                   ---------- ---------- --------- ---------- ----------
  059469AE6         3,778,004  3,704,860    73,144  3,704,860  3,434,080 2Q 11
  05946XP64         4,313,213  4,283,327    29,886  4,283,327  4,572,120 2Q 11
  05946XY56         6,776,642  6,724,915    51,727  6,724,915  6,617,534 2Q 11
  05952FAM5         3,958,710  3,950,895     7,815  3,950,895  4,555,160 2Q 11
  12543TBA2        11,959,078 10,473,797 1,485,281 10,473,797 10,473,671 2Q 11
  12544TAF1        13,785,246 13,592,313   192,934 13,592,313 13,592,313 2Q 11
  12667F4G7        14,308,870 14,158,016   150,854 14,158,016 12,949,186 2Q 11
  16163HAE1         4,175,070  4,108,915    66,155  4,108,915  4,142,375 2Q 11
  16163HAU5         4,146,577  4,089,090    57,487  4,089,090  4,089,000 2Q 11
  86359LTG4        26,041,509 25,792,718   248,791 25,792,718 20,360,447 2Q 11
                   ---------- ---------- --------- ---------- ----------
  Quarterly Total  93,242,919 90,878,846 2,364,074 90,878,846 84,785,886
                   ---------- ---------- --------- ---------- ----------

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                 BOOK/ADJUSTED
                   CARRYING
                     VALUE                                                     DATE OF
                   AMORTIZED    PRESENT                                       FINANCIAL
                  COST BEFORE   VALUE OF               AMORTIZED  FAIR VALUE  STATEMENT
                    CURRENT    PROJECTED   RECOGNIZED COST AFTER- AT TIME OF    WHERE
CUSIP             PERIOD OTTI  CASH FLOWS     OTTI       OTTI        OTTI     REPORTED
-----            ------------- ----------- ---------- ----------- ----------- ---------
059469AE6           3,702,035    3,644,965    57,070    3,644,965   3,207,830   3Q 11
05946XP64           4,157,051    4,148,758     8,293    4,148,758   4,148,758   3Q 11
05946XY56           6,734,082    6,659,622    74,460    6,659,622   6,621,833   3Q 11
12543TBA2          10,777,813    9,615,472 1,162,341    9,615,472  11,233,028   3Q 11
12544TAF1          13,623,551   13,303,323   320,229   13,303,323  13,914,014   3Q 11
12545AAP9           5,913,443    5,879,393    34,050    5,879,393   6,628,485   3Q 11
12667F4G7          14,519,243   12,422,138 2,097,105   12,422,138  12,369,340   3Q 11
16163HAE1           4,109,006    4,057,000    52,006    4,057,000   4,049,360   3Q 11
16163HAU5           4,103,748    4,024,615    79,133    4,024,615   4,024,500   3Q 11
45660LW96          16,677,587   16,000,399   677,188   16,000,399  13,601,494   3Q 11
74160MGV8              81,230       64,879    16,351       64,879     196,505   3Q 11
86359LTG4          25,716,964   24,486,757 1,230,207   24,486,757  19,568,959   3Q 11
94983GAD0          25,802,935   24,194,965 1,607,970   24,194,965  23,727,285   3Q 11
94986CAA2          10,198,994    9,535,798   663,196    9,535,798  10,290,820   3Q 11
                  -----------  ----------- ---------  ----------- -----------
Quarterly Total   146,117,682  138,038,084 8,079,599  138,038,084 133,582,211
                  -----------  ----------- ---------  ----------- -----------
05946XY56           6,667,561    6,661,687     5,873    6,661,687   6,635,751   4Q 11
16163HAE1           4,056,136    4,014,830    41,306    4,014,830   3,985,400   4Q 11
45660LW96          15,805,274   15,308,130   497,143   15,308,130  10,842,223   4Q 11
61749CAD3           9,656,224    9,398,154   258,069    9,398,154   8,933,358   4Q 11
94983GAD0          23,407,460   22,586,869   820,591   22,586,869  20,457,073   4Q 11
94986CAA2           9,450,296    9,334,052   116,244    9,334,052   8,808,963   4Q 11
                  -----------  ----------- ---------  ----------- -----------
Quarterly Total    69,042,951   67,303,722 1,739,226   67,303,722  59,662,768
                  -----------  ----------- ---------  ----------- -----------

   For the years ended December 31, 2011 and 2010, the Company recognized total OTTI of $14.4 million and $15.3 million, respectively, for LBaSS that were still held by the Company at December 31, 2011 and 2010. In addition, at December 31, 2011 and 2010, the Company held impaired securities (fair value is less than cost or amortized cost) for which an interest related portion of OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                   December 31, 2011   December 31, 2010
       (in thousands of dollars)  ------------------  ------------------
                                   Fair    Unrealized  Fair    Unrealized
                                   Value     Losses    Value     Losses
                                  -------- ---------- -------- ----------
         Less Than 12 months      $238,923  $(23,365) $ 46,263  $ (3,332)
         12 months or more         126,231   (21,019)  111,235   (34,257)
                                  --------  --------  --------  --------
         Total                    $365,154  $(44,384) $157,498  $(37,589)
                                  ========  ========  ========  ========

   In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

   The Company does not have any LBaSS for which it is not practicable to estimate fair values in accordance with SSAP 100.

   The following table presents a rollforward of the credit related OTTI for LBaSS for the year ended December 31, 2011 and 2010:

                                                                                  12/31/2011 12/31/2010
(in thousands of dollars)                                                         ---------- ----------
Opening Balance                                                                    $25,345    $10,023

Increases due to:
   Credit impairments on new securities subject to impairment losses                 6,310      8,156
   Additional credit impairment on previously impaired investments                   8,156      7,166

Reductions due to:
Credit impaired securities fully disposed for which there was no prior intent or
  requirement to sell                                                                  105         --
                                                                                   -------    -------
Ending Balance                                                                     $39,706    $25,345
                                                                                   =======    =======

   MORTGAGE LOANS

   Mortgage loans had outstanding principal balances of $966.4 million and $1,008.6 million at December 31, 2011 and 2010, respectively. Contractual interest rates range from 5.13% to 9.50%. The weighted average contractual interest rate on these mortgage loans at December 31, 2011 was approximately 6.53% with maturity dates ranging from 2012 to 2040.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower.

   The mortgage loan portfolio was distributed as follows at December 31, 2011 and 2010:

                             GEOGRAPHIC                 PROPERTY TYPE
                            DISTRIBUTION                DISTRIBUTION
                            ------------                ------------
                             2011   2010                 2011   2010
                            -----  -----                -----  -----
          E. North Central    4.5%   4.5% Office         30.6%  31.5%
          E. South Central    4.1%   4.1% Retail         20.6%  20.3%
          Mid-Atlantic       33.6%  32.9% Industrial     16.0%  16.0%
          Mountain            3.7%   3.6% Hotel           9.8%   9.5%
          New England         4.5%   4.5% Multi-Family   19.8%  19.5%
          Pacific            24.9%  24.6% Mobile Homes    3.2%   3.1%
          South Atlantic     12.9%  14.0%
          W. North Central    3.7%   3.7%
          W. South Central    8.0%   8.2%
                            -----  -----                -----  -----
          Total             100.0% 100.0% Total         100.0% 100.0%
                            =====  =====                =====  =====

   The total allowance for credit losses at December 31, 2011 and 2010 was $10.2 million and $21.8 million, respectively.

   The Company held no mortgage loan with interest more than 180 days past due at December 31, 2011 or 2010. There were no taxes, assessments or any other amounts advanced by the Company on mortgage loans outstanding during 2011 or 2010. There was one restructured loan with a carrying value of $4.1 million at December 31, 2011. The Company held no restructured loans at December 31, 2010. At December 31, 2011 and 2010, there were no impaired mortgage loans with or without a related allowance. The Company recognizes interest income from any impaired loans upon receipt.

   The activity for the allowance for credit losses during 2011 and 2010 is as follows:

                                                           2011    2010
      (in thousands of dollars)                          -------  -------
      Balance at beginning of period                     $21,834  $ 4,518
      Allowance charged to unrealized capital loss        (4,449)  17,316
      Direct write-downs charged against the allowances   (7,150)      --
                                                         -------  -------
      Balance at end of period                           $10,235  $21,834
                                                         =======  =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

   The Company did not reduce the interest rates for any of its outstanding mortgage loans during 2011 or 2010.

   The maximum and minimum lending rates for new mortgage loans made during 2011 and 2010 were as follows:

                                    2011            2010
                               --------------- --------------
                               MAXIMUM MINIMUM MAXIMUM MINIMUM
                               ------- ------- ------- -------
                  Multifamily    N/A     N/A     5.8%    5.8%
                  Hotel/Motel    N/A     N/A     6.0%    6.0%

   The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgage, was 80% during 2011 and 2010.

   REAL ESTATE

   The components of the Company's real estate are as follows:

                                                        2011    2010
         (in thousands of dollars)                     ------- -------
         Properties Occupied by the Company            $36,278 $38,582
         Properties Held for the production of income      978   2,808
         Properties Held for sale                        4,671      --
                                                       ------- -------
         Total                                         $41,927 $41,390
                                                       ======= =======

   The Company recognized no impairment write-down of real estate investments in either 2011 or 2010.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   OTHER INVESTED ASSETS

   THE FOLLOWING PERTAINS TO OTHER INVESTED ASSETS AT DECEMBER 31, 2011 AND
   2010:

                                                      2011      2010
         (in thousands of dollars)                  --------  --------
         Investment in Limited Liability Companies  $ 17,364  $  4,569
         Investments in limited partnerships         215,404   238,479
         Other unaffiliated investments                2,432     2,430
         Receivable for securities                    27,925    16,609
         Less:
         Non-admitted assets                         (14,828)  (11,417)
                                                    --------  --------
         Total                                      $248,297  $250,670
                                                    ========  ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   INVESTMENT INCOME

   Net investment income earned for the years ended December 31, 2011 and 2010 consists of the following:

                                                   2011      2010
                                                 --------  --------
            Investment Income:
               Bonds (unaffiliated)              $525,597  $560,344
               Bonds of affiliates                  6,799     9,636
               Preferred stocks (unaffiliated)      1,838     1,825
               Common stocks (unaffiliated)         1,314     2,332
               Common stocks (affiliated)              --     2,000
               Mortgage loans                      61,374    62,749
               Real estate                          7,228     7,591
               Contract loans                      31,185    31,689
               Cash and short-term investments        336       481
               Derivative instruments                (523)     (185)
               Other invested assets                9,816    15,360
               Other                                  366       155
                                                 --------  --------
            Total investment income               645,330   693,977
            Investment Expenses                   (17,059)  (11,852)
                                                 --------  --------
            Net investment income                $628,271  $682,125
                                                 ========  ========

   Due and accrued income on bonds is excluded from investment income when amounts are over 90 days past due and had not previously been written off and charged against investment income. The total amount excluded from due and accrued investment income was $22.2 million and $17.0 million at December 31, 2011 and 2010, respectively.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   CAPITAL GAINS AND LOSSES

   Realized capital gains and losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                           YEARS ENDED
                                                                          DECEMBER 31,
                                                                         2011      2010
(in thousands of dollars)                                              --------  --------
Realized gains (losses) on investments:
Bonds                                                                  $ 27,015  $ 38,412
Preferred and Common Stock                                                  845      (172)
Securities Lending Collateral                                                --     4,691
Real Estate                                                               8,627        --
Other Invested Assets                                                        --    (4,836)
Derivatives                                                                   6    (1,661)
Mortgage Loans                                                           (7,150)       --
Other                                                                       399    (1,016)
                                                                       --------  --------
Realized capital gains (losses), pretax                                  29,742    35,418
Less: Realized capital losses transferred to IMR                        (24,725)  (55,812)
                                                                       --------  --------
                                                                          5,017   (20,394)
Federal income tax benefit (expense) on realized capital gains/losses   (10,409)  (24,095)
                                                                       --------  --------
Net realized capital losses                                            $ (5,392) $(44,489)
                                                                       ========  ========

   Proceeds from sales of bonds and preferred stocks, excluding maturities, and related gross realized capital gains and losses are as follows:

                                               2011      2010
               (in thousands of dollars)     --------  --------
               Proceeds                      $350,191  $591,248
                                             --------  --------
               Gross realized gains            42,422    55,964
               Gross realized losses             (680)   (2,302)
                                             --------  --------
               Total realized capital gains  $ 41,742  $ 53,662
                                             ========  ========

   During the years ended December 31, 2011 and 2010, the Company recognized $22.6 million and $23.2 million respectively, of impairment write-downs in accordance with the impairment policy described in Note 2.

   The net changes in unrealized capital gains and losses, including the impact of foreign currency, for the years ended December 31, 2011 and 2010 are as follows:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                  2011      2010
(in thousands of dollars)                                       --------  --------
Change in unrealized gains (losses) of investments:
   Bonds                                                        $172,601  $  1,112
   Common stocks (unaffiliated)                                     (106)     (200)
   Common stocks (affiliated)                                       (163)   (2,018)
   Mortgage loans                                                 11,599   (17,317)
   Derivative instruments                                          3,375      (858)
   Other invested assets                                          (3,857)    2,201
                                                                --------  --------
Net change in unrealized capital gains (losses) of investments  $183,449  $(17,080)
                                                                ========  ========

   MAIDEN LANE II ("ML II")

   At December 31, 2011 and 2010, the investment in ML II was classified and accounted for as bonds (LBaSS), pursuant to an SVO action of the NAIC. See
   Note 2 for additional information. The Company reported the following amounts for ML II in LBaSS:

(in thousands of dollars)                          LBASS             LBASS
                               PAR VALUE      STATEMENT VALUE   STATEMENT VALUE
                           DECEMBER 31, 2011 DECEMBER 31, 2011 DECEMBER 31, 2010
                           ----------------- ----------------- -----------------
         ML II                 $133,056           $58,166           $42,957

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   SUBPRIME MORTGAGE RISK EXPOSURE

   The Company has no direct exposure through investments in subprime mortgage loans. The Company's direct exposure through other investments is primarily in RMBS.

   The following table provides information on the Company's investments with subprime exposure in RMBS as of December 31, 2011:

                                               BOOK/
        (in thousands of dollars)             ADJUSTED           OTTI
                                       ACTUAL CARRYING FAIR   RECOGNIZED
                                        COST   VALUE   VALUE   TO DATE
        DECEMBER 31, 2011              ------ -------- ------ ----------
        RMBS                           $5,358  $5,562  $5,321    $--
        Collaterized debt obligations      --      --      --     --
                                       ------  ------  ------    ---
        Total subprime exposure        $5,358  $5,562  $5,321    $--
                                       ======  ======  ======    ===

   The following table provides information on the Company's investments with subprime exposure in RMBS as of December 31, 2010:

                                               BOOK/
        (in thousands of dollars)             ADJUSTED          OTTI
                                       ACTUAL CARRYING FAIR  RECOGNIZED
                                        COST   VALUE   VALUE  TO DATE
        DECEMBER 31, 2010              ------ -------- ----- ----------
        RMBS                            $--     $--    $ --     $--
        Collaterized debt obligations    --      --     982      --
                                        ---     ---    ----     ---
        Total subprime exposure         $--     $--    $982     $--
                                        ===     ===    ====     ===

4. DERIVATIVE FINANCIAL INSTRUMENTS

   The Company has taken positions in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include cross-currency swaps and call options. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

   All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, all of the Company's derivatives are accounted for at fair value and the changes in the fair

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   value recorded in surplus as unrealized gains or losses, net of deferred taxes. The Company's exchange traded contracts have no recorded value as they are net cash settled daily.

   SWAPS AND OPTIONS

   The Company has entered into an interest rate/cross-currency swap agreement as a hedge for invested assets denominated in a foreign currency, to mitigate the impact of changes in interest rates and foreign currency values on cash flows.

   Interest rate/cross-currency swap agreements ("Swap Agreements") are agreements to exchange with a counterparty, at specified intervals, interest rate payments of differing character (for example, variable-rate payments exchanged for fixed-rate payments) or in different currencies, based on an underlying principal balance (notional amount). Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each interest payment due date, and this net payment is included in the statutory statement of operations.

   Options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company purchases call options on the S & P 500 Index, Dow Jones Eurostoxx 50 the Hang Seng Index and the Nikkei 225 Index to hedge certain guarantees of specific equity-indexed universal life policy values.

   CURRENCY RISK

   Foreign exchange contracts used by the Company include cross-currency swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

   EQUITY RISK

   The Company's components of market risk on invested assets and policyholder liabilities include interest rate, foreign currency exchange rates, swap spreads, volatility, correlation, equity and yield curve risk. The Company controls these exposures to market risk by taking offsetting positions in the derivative financial instruments as described above.

   CREDIT RISK

   The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of Swap Agreements is represented by the fair value of contracts with a positive fair value at the reporting date. The credit exposure of the put options is represented by any negative difference in fair value and strike price of the underlying securities. There is minimal credit risk of futures since the variation margin is settled daily in cash.

   The Company generally uses International Swaps and Derivatives Association Master Agreements and Credit Support Annexes with bilateral collateral provisions to reduce

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   counterparty credit exposures. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there would not be a material effect on the Company's admitted assets, liabilities and capital and surplus.

   The table below summarizes the Company's derivatives included in the Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31, 2011 and 2010:

(in thousands of dollars)                                                                 Net Derivative
                                              Derivative Assets  Derivative Liabilities Assets/(Liabilities)
                                             ------------------- ---------------------- ------------------
                                             Notional Estimated  Notional   Estimated   Notional  Estimated
                                              Amount  Fair Value  Amount    Fair Value   Amount   Fair Value
                                             -------- ---------- --------   ----------  --------  ----------
DECEMBER 31, 2011
Foreign currency swaps/ Interest rate swaps    $245      $24     $52,930      $2,464    $52,685    $(2,440)
                                               ----      ---     -------      ------    -------    -------
Total                                          $245      $24     $52,930      $2,464    $52,685    $(2,440)
                                               ====      ===     =======      ======    =======    =======

                                                                                          Net Derivative
                                              Derivative Assets  Derivative Liabilities Assets/(Liabilities)
                                             ------------------- ---------------------- ------------------
                                             Notional Estimated  Notional   Estimated   Notional  Estimated
                                              Amount  Fair Value  Amount    Fair Value   Amount   Fair Value
                                             -------- ---------- --------   ----------  --------  ----------
DECEMBER 31, 2010
Foreign currency swaps/ Interest rate swaps    $ --      $--     $52,793      $5,836    $52,793    $(5,836)
                                               ----      ---     -------      ------    -------    -------
Total                                          $ --      $--     $52,793      $5,836    $52,793    $(5,836)
                                               ====      ===     =======      ======    =======    =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

5. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

   The table below summarizes the notional amount of the Company's financial instruments with off-balance sheet risk at December 31, 2011 and 2010:

(in thousands of dollars)
                                                          Contract /        Final
                                                        Notional Amount Maturity Date
                                                        --------------- -------------
DECEMBER 31, 2011
Derivative hedging assets:
Foreign currency swaps / Interest rate swaps / options      $52,793         2022

Derivative hedging liabilities:
Foreign currency swaps / Interest rate swaps / options      $   109         2012
Total                                                       $52,684

                                                          Contract /        Final
                                                        Notional Amount Maturity Date
                                                        --------------- -------------
DECEMBER 31, 2010
Derivative hedging assets:
Foreign currency swaps / Interest rate swaps / options      $52,793         2022

Derivative hedging liabilities:
Foreign currency swaps / Interest rate swaps / options
                                                            -------
Total                                                       $52,793
                                                            =======

   The Company is exposed to potential credit loss in the event of nonperformance by counterparties, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure to the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. The credit exposure to the Company's derivative contracts aggregated $2.6 million and $0.8 million at December 31, 2011 and 2010, respectively. The Company has entered into such agreements with investment-grade-rated brokerage firms and non-performance by counterparties is not anticipated, however, collateral is held or pledged in the form of cash.

6. FAIR VALUE MEASUREMENTS

   THE FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized non-financial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts for which the financial instruments could be exchanged in a current or future market transaction.

   The following methods and assumptions are used by the Company to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

   Bonds: Fair value is based principally on value from independent pricing services, broker quotes and other independent information, excluding non-admitted affiliated bond of $173 million at December 31, 2010.

   Common (unaffiliated) and Preferred stocks: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   Mortgage Loans: Fair values are primarily determined by discounting cash flows to the present at current market rates using expected prepayment rates.

   Contract Loans: The fair values of policy loans were estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans as stated in the policy provisions. Loans with similar characteristics are aggregated for purposes of the calculations.

   Other Invested Assets: Fair value of limited partnerships accounted for by using the equity method of accounting is based upon the fair value of the net assets of the partnerships as determined by the general partners, and approximates carrying value, excluding non-admitted amount.

   Cash and Short Term Investments: Carrying values approximate fair values because of the relatively short period of time between origination and expected realization.

   Accrued investment income: Carrying value approximates fair value because of the relatively short period of time between origination and expected realization.

   Policyholder contract deposits: Fair value for policyholder contract deposits associated with investment contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

   Derivative liabilities: Such amounts can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

   The estimated fair values of the Company's financial instruments compared to their statement values at December 31 were as follows:

                                              2011                       2010
                                    -------------------------  ------------------------
                                     ESTIMATED    STATEMENT     ESTIMATED     STATEMENT
                                     FAIR VALUE     VALUE       FAIR VALUE      VALUE
                                    -----------   ----------   -----------   ----------
                                                  (in thousands of dollars)
Assets:
   Cash overdraft                   $    (9,310) $   (9,310)   $   (18,959)  $  (18,959)
   Short-term investments                53,957      53,957        534,549      534,549
   Bonds                              8,660,973   7,484,180      7,712,363    7,059,506
   Preferred stocks                      33,620      25,917         28,580       26,084
   Common stocks                         35,571      35,340         29,967       29,967
   Mortgage loans                     1,051,682     956,180      1,014,593      986,740
   Contract loans                       695,318     416,567        613,141      427,988
   Other invested assets                235,619     220,372        234,268      234,062
                                    -----------   ----------   -----------   ----------
   Total                            $10,757,430  $9,183,203    $10,148,502   $9,279,937
                                    ===========   ==========   ===========   ==========
Liabilities:
   Policyholder contract deposits   $    40,429  $   40,429    $    42,419   $   42,419
   Derivative liabilities                 2,440       2,440          5,836        5,836
   Payable for securities                24,236      24,236          8,520        8,520
                                    -----------   ----------   -----------   ----------
                                    $    67,105  $   67,105    $    56,775   $   56,775
                                    ===========   ==========   ===========   ==========

   FAIR VALUE MEASUREMENTS

   The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The fair value of a liability is the amount at which that liability could be incurred or settled in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

   The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

   FAIR VALUE HIERARCHY

   The Company's financial assets and liabilities measured at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP 100. The hierarchy consists of three "levels" based on observability of inputs in the marketplace used to measure fair values as discussed below:

   Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

   Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

   Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the assets or liabilities.

   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

   The following is a description of the valuation methodologies used for instruments carried at fair value:

   Bonds & Preferred Stocks

   Bonds with NAIC 6 or 6* ratings and preferred stocks with NAIC 4, 5 or 6 ratings are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value. Market price data generally is obtained from exchange or dealer markets.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

   ML II

   ML II is valued using a discounted cash flow methodology that uses the estimated future cash flows of the ML II assets. These discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information forsecurities with similar asset pools, structure and terms.

   As a result of the announcement on March 31, 2011 by the New York Fed of its plan to begin selling the assets in the ML II portfolio over time through a competitive sales process, the Company modified its methodology for estimating the fair value of its interest in ML II to incorporate the assumption of the current liquidation, which (i) uses the estimated fair value of the ML II assets and (ii) allocates the estimated asset fair value according to the ML II waterfall.

   As of December 31, 2011, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest after repayment of the first priority obligations owed to the New York Fed. The fair value of the Company's interest in ML II is most affected by the liquidation proceeds realized by the New York Fed from the sale of the collateral securities.

   At December 31, 2010, the fair value methodology used assumed that the underlying collateral in ML II would continue to be held and generate cash flows into the foreseeable future and did not assume a current liquidation of the assets underlying the ML II interests. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly from the amounts reported.

   Incorporation of Credit Risk in Fair Value Measurements

   Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Common Stocks (Unaffiliated)

   The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure marketable equity securities at fair value. Market price data generally is obtained from exchange or dealer markets.

   Derivative Assets and Liabilities

   Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date.

   OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments.

   Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

   Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The following table provides information as of December 31, 2011 and 2010 about the Company's financial assets and liabilities measured at fair value.

           DECEMBER 31, 2011
           (in thousands of dollars)
                                      Level 1 Level 2 Level 3  Total
                                      ------- ------- ------- -------
           ASSETS
              Bonds                   $   --  $   --  $ 9,656 $ 9,656
              Common Stocks               44      19   14,653  14,716
                                      ------  ------  ------- -------
           TOTAL ASSETS               $   44  $   19  $24,309 $24,372
                                      ======  ======  ======= =======
           LIABILITIES
              Derivatives             $   --   2,440       -- $ 2,440
                                      ------  ------  ------- -------
           TOTAL LIABILITIES          $   --  $2,440  $    -- $ 2,440
                                      ======  ======  ======= =======

           DECEMBER 31, 2010
           (in thousands of dollars)
                                      Level 1 Level 2 Level 3  Total
                                      ------- ------- ------- -------
           ASSETS
              Bonds                   $   --  $  183  $ 9,096 $ 9,279
              Preferred Stocks            --      --    1,106   1,106
              Common Stocks            8,634      81      469   9,184
                                      ------  ------  ------- -------
           TOTAL ASSETS               $8,634  $  264  $10,671 $19,569
                                      ======  ======  ======= =======
           LIABILITIES
              Derivatives             $   --   5,836       -- $ 5,836
                                      ------  ------  ------- -------
           TOTAL LIABILITIES          $   --  $5,836  $    -- $ 5,836
                                      ======  ======  ======= =======

   At December 31, 2011 and 2010, Level 3 assets were 0.3% and 0.1% of total assets, respectively.

   The following tables present changes during the years ended December 31, 2011 and 2010 in Level 3 assets and liabilities measured at fair value, and the gains and losses recorded during the years ended December 31, 2011 and 2010, respectively, related to the Level 3 assets that remained on the statutory statements of admitted assets, liabilities and capital and surplus.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


(in thousands of dollars)

                                                                              Preferred  Common   Total
                                                                      Bonds    Stocks    Stocks   Assets
                                                                     -------  --------- -------  --------
Balance at January 1, 2011                                           $ 9,096  $  1,106  $   469  $ 10,671
Total gains or losses (realized/unrealized)
   Included in net income                                               (833)       --      351      (482)
   Included in surplus                                                   539     4,423      (15)    4,947
   Purchases, issuances and settlements                                  808     1,106   13,737    15,651
   Transfers into Level 3                                              9,729        --      111     9,840
   Transfers out of Level 3                                           (9,683)   (6,635)      --   (16,318)
                                                                     -------  --------  -------  --------
Balance at December 31, 2011                                         $ 9,656  $      0  $14,653  $ 24,309
                                                                     =======  ========  =======  ========
Total losses included in income attributable to instruments held at
  December 31, 2011                                                  $  (811) $     --  $    --  $   (811)
                                                                     =======  ========  =======  ========

                                                                              Preferred  Common   Total
                                                                      Bonds    Stocks    Stocks   Assets
                                                                     -------  --------- -------  --------
Balance at January 1, 2010                                           $ 2,874  $ 33,466  $   987  $ 37,327
Total gains or losses (realized/unrealized)
   Included in net income                                             (1,717)       --     (134)   (1,851)
   Included in surplus                                                   466        --     (303)      163
   Purchases, issuances and settlements                                7,450     1,106       --     8,556
   Transfers into Level 3                                                 42        --       --        42
   Transfers out of Level 3                                              (19)  (33,466)     (81)  (33,566)
                                                                     -------  --------  -------  --------
Balance at December 31, 2010                                         $ 9,096  $  1,106  $   469  $ 10,671
                                                                     =======  ========  =======  ========
Total losses included in income attributable to instruments held at
  December 31, 2010                                                  $(1,233) $     --  $  (133) $ (1,366)
                                                                     =======  ========  =======  ========

   Bonds of $9.7 million were transferred into Level 3 and carried at fair value due to a change in NAIC rating from 1 to 6. Common stock of $0.1 million was transferred into Level 3 due to a lack of observable market data. Bonds of $0.8 million and preferred stocks of $6.6 million transferred out of Level 3 with an NAIC 6 rating that was carried at a value lower than fair value. Bonds of $8.9 million transferred out of Level 3 with an NAIC 1 rating that was carried at a value higher than fair value.

   Both observable and nonobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2011 and 2010 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company's derivative assets and liabilities measured on a gross basis, before counterparty and cash collateral netting were as follows:

                                            LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
                                            ------- ------- ------- ------
      DECEMBER 31, 2011
      (in thousands of dollars)

      Derivative liabilities at fair value    $--   $2,440    $--   $2,440

      DECEMBER 31, 2010
      (in thousands of dollars)

      Derivative liabilities at fair value    $--   $5,836    $--   $5,836

7. AGGREGATE POLICY RESERVES AND DEPOSIT FUND LIABILITIES

   The following is a summary by major category for the reserves at December 31, 2011 and 2010:

                                                                         2011        2010
(in thousands of dollars)                                             ----------  ----------
Life insurance                                                        $6,627,628  $6,618,845
Annuities (exluding supplementary contracts with life contingencies)   1,207,329   1,198,720
Supplementary contract with life contingencies                             2,897       3,290
Accidental death benefits                                                 26,845      27,874
Disability - active lives                                                 35,303      36,244
Disability - disabled lives                                              159,891     159,376
Miscellaneous reserves                                                   158,364     150,947
                                                                      ----------  ----------
                                                                       8,218,257   8,195,296
   Reinsurance ceded                                                     (77,198)    (77,063)
                                                                      ----------  ----------
Total life and annuity reserves                                        8,141,059   8,118,233
                                                                      ----------  ----------
Accident and health:
   Unearned premium reserves                                               3,913       4,675
   Additional contract reserves                                          116,332     116,502
   Present value of amounts not yet due on claims                          2,041       2,225
                                                                      ----------  ----------
                                                                         122,286     123,402
       Reinsurance ceded                                                  (3,234)     (4,055)
                                                                      ----------  ----------
Total accident and health reserves                                       119,052     119,347
                                                                      ----------  ----------
Total aggregate policy reserves                                       $8,260,111  $8,237,580
                                                                      ==========  ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies as of December 31, 2011 and 2010 are as follows:

                                                                                        AMOUNT   PERCENT
DECEMBER 31, 2011                                                                     ---------- -------
(in thousands of dollars)
Subject to discretionary withdrawal:
   With market value adjustment                                                       $  588,977    46%
   At book value less current surrender charge of 5% or more                              38,189     3
                                                                                      ----------   ---
       Total with adjustments or at market value                                         627,166    49
At book value without adjustment (with minimal or no charge or adjustment)               391,444    30
Not subject to discretionary withdrawal                                                  273,289    21
                                                                                      ----------   ---
       Total annuity reserves and deposit fund liabilities - before reinsurance        1,291,899   100%
                                                                                                   ===
Less: Reinsurance ceded                                                                   43,212
                                                                                      ----------
       Net annuity reserves and deposit fund liabilities                              $1,248,687
                                                                                      ==========

                                                                                        AMOUNT   PERCENT
DECEMBER 31, 2010                                                                     ---------- -------
(in thousands of dollars)
Subject to discretionary withdrawal:
With market value adjustment                                                          $  557,638    43%
   At book value less current surrender charge of 5% or more                              48,009     4
                                                                                      ----------   ---
       Total with adjustments or at market value                                         605,647    47
At book value without adjustment (with minimal or no charge or adjustment)               391,369    30
Not subject to discretionary withdrawal                                                  288,870    23
                                                                                      ----------   ---
       Total annuity reserves and deposit fund liabilities - before reinsurance        1,285,886   100%
                                                                                                   ===
Less: Reinsurance ceded                                                                   41,791
       Net annuity reserves and deposit fund liabilities                              $1,244,095
                                                                                      ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


8. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

   Deferred and uncollected life insurance premiums and annuity considerations (before deduction for amounts non-admitted) as of December 31, 2011 and 2010 were as follows:

(in thousands of dollars)
AT DECEMBER 31, 2011                   Less
                                    Experience Tennessee                 Net of
Type                         Gross    Refund    Reclass   Gross  Loading Loading
--------------------        ------- ---------- --------- ------- ------- -------
Industrial Life             $   106   $   --    $   --   $   106 $   51  $    55
Ordinary Life New Business    1,333                        1,333    690      643
Ordinary Life Renewal        19,021    8,923     9,491    19,589  3,452   16,137
Group Life                        4                            4               4
Individual Annuity                4                            4               4
                            -------   ------    ------   ------- ------  -------
Total                       $20,468   $8,923    $9,491   $21,036 $4,193  $16,843
                            =======   ======    ======   ======= ======  =======

(in thousands of dollars)
AT DECEMBER 31, 2010                  Less
                                   Experience Tennessee                 Net of
Type                        Gross    Refund    Reclass   Gross  Loading Loading
--------------------        ------ ---------- --------- ------- ------- -------
Industrial Life             $  111   $   --    $    --  $   111 $   53  $    58
Ordinary Life New Business   1,203                        1,203    594      609
Ordinary Life Renewal        5,975    2,843     10,591   13,723  3,889    9,834
Group Life                       4                            4               4
Individual Annuity               2                            2               2
                            ------   ------    -------  ------- ------  -------
Total                       $7,295   $2,843    $10,591  $15,043 $4,536  $10,507
                            ======   ======    =======  ======= ======  =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


9. REINSURANCE

   The Company is routinely involved in reinsurance transactions covering all lines of business. Reinsurance involves having other insurance companies agree to accept certain risks from the Company (called "ceded reinsurance") or having the Company accept risks from other insurance companies (called "assumed reinsurance"). The primary purpose of ceded reinsurance is to protect the insurance company from potential losses in excess of what it is prepared to accept. Reinsurance may be on an individual policy basis or for a defined group of policies. Ceded reinsurance is treated as the liability of the Company that accepted the risk ("the reinsurer"); however, if the reinsurer could not meet its obligations, the Company would reassume the liability.

   Certain premiums and benefits are assumed from and ceded to other affiliated and nonaffiliated insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The following is a summary of the effects of reinsurance activity on certain items in the accompanying financial statements for the years ended December 31, 2011 and 2010:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


                                                        2011    2010
          (in thousands of dollars)                    ------- -------
          CEDED
          Premiums and annuity considerations
             Affiliates                                $ 1,297 $   745
             Nonaffiliates                              15,446  44,292
                                                       ------- -------
                                                       $16,743 $45,037
                                                       ======= =======
          Benefits paid or provided
             Affiliates                                $   895 $ 1,884
             Nonaffiliates                              37,030  44,011
                                                       ------- -------
                                                       $37,925 $45,895
                                                       ======= =======
          Policy and contract liabilities at year end
             Affiliates                                $   781 $ 1,208
             Nonaffiliates                              82,959  83,809
                                                       ------- -------
                                                       $83,740 $85,017
                                                       ======= =======
          ASSUMED
          Premiums and annuity considerations
             Affiliates                                $    -- $    --
             Nonaffiliates                                  96     121
                                                       ------- -------
                                                       $    96 $   121
                                                       ======= =======
          Benefits paid or provided
             Affiliates                                $    -- $    --
             Nonaffiliates                               1,044   1,174
                                                       ------- -------
                                                       $ 1,044 $ 1,174
                                                       ======= =======
          Policy and contract liabilities at year end
             Affiliates
             Nonaffiliates                              17,711  18,362
                                                       ------- -------
                                                       $17,711 $18,362
                                                       ======= =======

   Effective December 31, 1995, the Company entered into a reinsurance agreement under which it began ceding ordinary life insurance to Atlantic International Reinsurance, Ltd. ("AIR"). Effective October 1, 1996, this agreement was amended to include certain whole life policies. Effective April 1, 1999, this agreement was recaptured by the Company. A new agreement ceding the business recaptured from AIR was entered into with a Sun Life entity, Sun Life of Canada Reinsurance ("Barbados"), Ltd., using the same terms as the AIR agreement. Barbados was later purchased and renamed Clarica Insurance ("Barbados"), Ltd. In late 2002, Clarica was sold back to Sun Life and renamed Sun Life Reinsurance Companies Limited. Effective October 1, 1999, the agreement with Clarica was closed with respect to new business. Effective December 31, 2005, this block of business was recaptured from Sun Life and ceded to RGA Reinsurance Company ("RGA").

   Effective October 1, 1999, the Company entered into a reinsurance agreement under which it began ceding ordinary life insurance to Manulife Reinsurance Limited ("Manulife"). Effective

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   December 31, 2005, Manulife assigned its rights under the agreement to RGA, under an Assignment and Novation Agreement.

   Under the agreement with RGA, premiums of $7.2 million and $29.5 million and benefits of $15.3 million and $14.9 million were ceded in 2011 and 2010, respectively. As of December 31, 2011 and 2010, benefits reserves ceded were $30.8 million and $31.8 million, respectively.

   The liability for unsecured reserves ceded to unauthorized reinsurers who do not meet regulatory standards was $0.1 million and $0.1 million at December 31, 2011 and 2010, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits.

   Effective January 1, 2010, the Company commuted a coinsurance agreement with the Standard Security Life Insurance Company of New York, which coinsured a block of individual life and annuity business. The following amounts constitute the terminal consideration of this agreement:

                  Policy Loans                       $ 11,751
                  Reserve on Life Policies            153,692
                  Reserve on Annuities                    755
                                                     --------
                  Consideration Paid to the Company  $166,198
                                                     ========

   Effective January 1, 2010, the Company commuted four coinsurance agreements with Swiss Re Life and Health America Incorporated, one dated July 17, 1970, two dated May 1, 1972, and one dated November 1, 1972, reinsuring disability income individual accident and health business. The following amounts constitute the terminal consideration for these agreements:

                  Premiums                           $(82,168)
                  Claims                              337,400
                  Reserve                             148,301
                                                     --------
                  Consideration Paid to the Company  $403,533
                                                     ========

   Effective July 1, 2010, the Company commuted four coinsurance agreements with Lincoln National Life Insurance Company, dated January 1,
   1969, April 1, 1970, June 1, 1977, and January 1, 1973, reinsuring disability income individual accident and health business. The following amounts constitute the terminal consideration of these agreements:

                  Claims                             $545,378
                  Reserve                              83,131
                                                     --------
                  Consideration Paid to the Company  $628,509
                                                     ========

   In 2011 and 2010, the Company did not enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

   The Company remains obligated for amounts ceded in the event reinsurers do not meet their obligations.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


10.UNPAID CLAIMS

   The following table provides a reconciliation of the beginning and ending balances of unpaid accident and health claim liabilities, net of reinsurance recoverable for the years ended December 31, 2011 and 2010:

                                                                 2011     2010
(in thousands of dollars)                                      -------  -------
Unpaid claim liabilities, at beginning of year                 $26,872  $29,252
Add: Provision for claims, net of reinsurance, occurring in
   Current year                                                 44,642   52,786
   Prior years                                                  (6,635)  (6,722)
                                                               -------  -------
Net incurred losses during the current year                     38,007   46,064
Deduct: Payments for claims, net of reinsurance, occurring in
   Current year                                                 28,144   32,850
   Prior years                                                  14,020   15,594
                                                               -------  -------
Net claim payments during the current year                      42,164   48,444
                                                               -------  -------
Unpaid claim liabilities, at end of year                       $22,715  $26,872
                                                               =======  =======

   The estimated cost of claims and claim adjustment expenses attributable to insured accident and health events of prior years has decreased by $6.6 million and $6.7 million for the years ended December 31, 2011 and 2010, respectively. These decreases are a result of re-estimation of unpaid claims and claim adjustment expenses, principally in the Guaranteed Renewable line of business.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


11.FEDERAL INCOME TAXES

   The components of deferred tax assets ("DTA") and deferred tax liabilities ("DTL") and the calculation of the admitted DTA, for the current and prior periods, are as follows:

                                  DECEMBER 31, 2011                DECEMBER 31, 2010                    CHANGE
(in thousands of dollars)  -------------------------------  -------------------------------  ---------------------------
                            Ordinary   Capital     Total     Ordinary   Capital     Total    Ordinary  Capital    Total
                           ---------  ---------  ---------  ---------  ---------  ---------  -------- --------  --------
Gross Deferred Tax
  assets                   $ 417,954  $ 327,540  $ 745,494  $ 412,168  $ 348,014  $ 760,182  $ 5,786  $(20,474) $(14,688)
Valuation Allowance               --   (291,200)  (291,200)   (27,829)  (317,014)  (344,843)  27,829    25,814    53,643
                           ---------  ---------  ---------  ---------  ---------  ---------  -------  --------  --------
Adjusted Gross Deferred
  Tax Assets                 417,954     36,340    454,294    384,339     31,000    415,339   33,615     5,340    38,955
Deferred Tax Liabilities     (13,076)   (28,970)   (42,046)    (4,471)        --     (4,471)  (8,605)  (28,970)  (37,575)
                           ---------  ---------  ---------  ---------  ---------  ---------  -------  --------  --------
Subtotal - Net Deferred
  Tax Assets                 404,878      7,370    412,248    379,868     31,000    410,868   25,010   (23,630)    1,380
Deferred Tax Assets
  Nonadmitted               (287,995)             (287,995)  (279,958)        --   (279,958)  (8,037)       --    (8,037)
                           ---------  ---------  ---------  ---------  ---------  ---------  -------  --------  --------
Net Admitted Deferred
  Tax Assets               $ 116,883  $   7,370  $ 124,253  $  99,910  $  31,000  $ 130,910  $16,973  $(23,630) $ (6,657)
                           =========  =========  =========  =========  =========  =========  =======  ========  ========

   The Company has met the necessary RBC levels to be able to admit the increased amount of deferred tax assets under SSAP No. 10R, and an election has been made to admit DTAs pursuant to SSAP No. 10R, which is the same election made for the prior year.

   The Company recorded an increase in admitted adjusted gross deferred tax assets as the result of its election to employ the provisions of paragraph 10.e. as follows:

                                     DECEMBER 31, 2011        DECEMBER 31, 2010                CHANGE
(in thousands of dollars)         ------------------------ ------------------------ ----------------------------
                                  Ordinary Capital  Total  Ordinary Capital  Total  Ordinary   Capital    Total
                                  -------- ------- ------- -------- ------- ------- --------  --------  --------
Increase in Admitted - 10.e.i.    $49,994  $   --  $49,994 $71,548  $14,095 $85,643 $(21,554) $(14,095) $(35,649)
Increase in Admitted - 10.e.ii.    17,125   3,736   20,861      --    6,905   6,905   17,125    (3,169)   13,956
Increase in Admitted - 10.e.iii.       --       1        1      --       --      --       --         1         1
                                  -------  ------  ------- -------  ------- ------- --------  --------  --------
                                  $67,119  $3,736  $70,855 $71,548  $21,000 $92,548 $ (4,429) $(17,264) $(21,693)
                                  =======  ======  ======= =======  ======= ======= ========  ========  ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Components of the admissibility calculation are as follows:

                                      DECEMBER 31, 2011          DECEMBER 31, 2010               CHANGE
(in thousands of dollars)          -------------------------- ------------------------ -------------------------
                                   Ordinary   Capital  Total  Ordinary Capital  Total  Ordinary Capital   Total
                                   --------   ------- ------- -------- ------- ------- -------- -------  -------
SSAP 10R, paragraphs 10.a., 10.b., and 10.c.:

(a) Paragraph 10.a.                 49,764         0   49,764  28,362  10,000   38,362  21,402  (10,000)  11,402
(b) Paragraph 10.b.                      0     3,634    3,634       0       0        0       0    3,634    3,634
(c) Paragraph 10.b.i.               42,206     3,634   45,840       0       0        0  42,206    3,634   45,840
(d) Paragraph 10.b.ii.                   0     3,634    3,634       0  60,546   60,546       0        0  (56,912)
(e) Paragraph 10.c.                 13,076    28,970   42,046   4,471       0    4,471   8,605   28,970   37,575
                                   -------    ------  ------- -------  ------  -------  ------  -------  -------
(f) Total (a + b + e)               62,840    32,604   95,444  32,833  10,000   42,833  30,007   22,604   52,611
                                   =======    ======  ======= =======  ======  =======  ======  =======  =======
   SSAP 10R, paragraph 10.e.:

(g) Paragraph 10.e.i.               99,758         0   99,758  99,910  24,095  124,005    (152) (24,095) (24,247)
(h) Paragraph 10.e.ii.              17,125     7,370   24,495       0   6,905    6,905  17,125      465   17,590
(i) Paragraph 10.e.ii.a.            17,125    10,902   28,027       0   6,905    6,905  17,125    3,997   21,122
(j) Paragraph 10.e.ii.b.            57,858     7,370   65,228       0  90,819   90,819       0        0  (25,591)
(k) Paragraph 10.e.iii.             13,076    28,971   42,047   4,471       0    4,471   8,605   28,971   37,576
                                   -------    ------  ------- -------  ------  -------  ------  -------  -------
(l) Total (g + h + k)              129,959    36,341  166,300 104,381  31,000  135,381  25,578    5,341   30,919
                                   =======    ======  ======= =======  ======  =======  ======  =======  =======
   SSAP 10R, paragraph 10.d.:

   Total Adjusted Capital                             757,254                  850,747                   (93,493)
   Authorized Control Level                            88,804                   87,359                     1,445

   The following table shows the percent of adjusted gross DTAs and net admitted DTAs that are due to tax-planning strategies:

                                                 DECEMBER 31, 2011
                                               ---------------------
                                               Ordinary Capital Total
                                               -------- ------- -----
          (a)Adjusted Gross DTAs                  0%       0%     0%
          (b)Net Admitted Adjusted Gross DTAs     0%       0%     0%

   The following table provides the Company's admitted deferred tax assets, admitted assets, statutory surplus, and total adjusted capital in the RBC calculation with the DTA calculated under SSAP No. 10R, paragraphs 10(a) to
   (c), and the increased balances resulting from application of SSAP No. 10R, paragraph 10.e., as of December 31, 2011 and 2010: (in thousands)

                                        DECEMBER 31, 2011          DECEMBER 31, 2010                CHANGE
                                    -------------------------- -------------------------- --------------------------
                                    Ordinary Capital   Total   Ordinary Capital   Total   Ordinary Capital    Total
                                    -------- ------- --------- -------- ------- --------- -------- -------  --------
SSAP 10R, paragraph 10.a. - 10.c.:

Admitted Net Deferred Tax Assets     49,764   3,634     53,398  28,362  10,000     38,362  21,402   (6,366)   15,036
Admitted Assets Before DTAs                          9,426,643                  9,506,057                    (79,414)
Adjusted Statutory Surplus                             458,404                    607,014                   (148,610)
Total Adjusted Capital from DTAs                        53,398                     38,362                     15,036

Increased balances due to SSAP 10R, paragraph 10.e.:

Admitted Net Deferred Tax Assets     67,119   3,737     70,856  71,548  21,000     92,548  (4,429) (17,263)  (21,692)
Admitted Assets Before DTAs                                  0                          0                          0
Statutory Surplus                                       70,856                     92,548                    (21,692)

   The Company is not aware of any significant deferred tax liabilities that are not recognized in the financial statements.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Current tax and change in deferred tax: (in thousands)

                                                                       DECEMBER 31,
                                                               ---------------------------
                                                                 2011      2010     CHANGE
Current income taxes:                                          --------  --------  -------
   Federal income tax on the net gains from operations            9,134    92,566  (83,432)
   Federal income tax on net realized capital gains (losses)     10,409         0   10,409
   Utilization of capital loss carryforwards                          0         0        0
   Other                                                                                 0
                                                               --------  --------  -------
       Federal income taxes incurred                             19,543    92,566  (73,023)
                                                               ========  ========  =======

                                                                       DECEMBER 31,
Deferred tax assets:                                           ---------------------------
                                                                 2011      2010     CHANGE
                                                               --------  --------  -------
   Ordinary
       Policyholder reserves                                    256,744   256,520      224
       Deferred acquisition costs                               110,203   111,742   (1,539)
       Nonadmitted asset                                              0         0        0
       Tax credit carryforward                                   28,220    27,829      391
       Other                                                     22,787    16,077    6,710
                                                               --------  --------  -------
          Subtotal                                              417,954   412,168    5,786
   Statutory valuation allowance adjustment                           0   (27,829)  27,829
   Nonadmitted                                                 (287,995) (279,958)  (8,037)
                                                               --------  --------  -------
   Admitted ordinary deferred tax assets                        129,959   104,381   25,578
                                                               --------  --------  -------

   Capital
       Investments                                               36,003    36,239     (236)
       Unrealized gains (losses)                                    337     4,051   (3,714)
       Net capital loss carry-forward                           291,200   307,724  (16,524)
       Non-admitted asset                                             0         0        0
       Other                                                          0         0        0
                                                               --------  --------  -------
          Subtotal                                              327,540   348,014  (20,474)
   Statutory valuation allowance adjustment                    (291,200) (317,014)  25,814
   Nonadmitted                                                                  0        0
                                                               --------  --------  -------
   Admitted capital deferred tax assets                          36,340    31,000    5,340
                                                               --------  --------  -------
   Admitted deferred tax assets                                 166,299   135,381   30,918
                                                               --------  --------  -------

   Deferred tax liabilities:
   Ordinary
       Investments                                                              0        0
       Fixed assets                                               6,550         0    6,550
       Other                                                      6,526     4,471    2,055
                                                               --------  --------  -------
          Subtotal                                               13,076     4,471    8,605
   Capital
       Investments                                               28,970         0   28,970
       Other                                                          0         0        0
                                                               --------  --------  -------
          Subtotal                                               28,970         0   28,970
                                                               --------  --------  -------
   Admitted deferred tax liabilities                             42,046     4,471   37,575
                                                               --------  --------  -------
   Net deferred assets/liabilities                              124,253   130,910   (6,657)
                                                               ========  ========  =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The change in net deferred income taxes is comprised of the following (this analysis is exclusive of non-admitted assets as the change in non-admitted assets and the change in net deferred income taxes are reported in separate components of capital and surplus): (in thousands)

                                                              DECEMBER 31,
                                                             2011    2010    CHANGE
                                                            ------- ------- -------
Total adjusted deferred tax assets                          745,494 760,182 (14,688)
Total deferred tax liabilities                               42,046   4,471  37,575
                                                            ------- ------- -------
Net adjusted deferred tax asset (liability)                 703,448 755,711 (52,263)
                                                            ======= =======
Tax effect of unrealized gains (losses)                                       3,714
                                                                            -------
Change in deferred income tax for reconciliation below                      (48,549)
Change in valuation allowance on gross deferred tax assets                   53,643
Impact of SSAP 10R incremental DTA                                           21,693
                                                                            -------
Change in net deferred income tax                                            26,787
                                                                            =======

   Reconciliation: The provision for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows: (in thousands)

                                                  DECEMBER 31, 2011   DECEMBER 31, 2010
                                                  ----------------    ----------------
                                                  EFFECTIVE TAX       EFFECTIVE TAX
                                                  AMOUNT    RATE       AMOUNT    RATE
                                                  ------    ----       -------   ----
Income tax expense (benefit) at applicable rate   74,435    35.0%     136,835    35.0%
Tax Exempt interest                                 (141)   -0.1%        (984)   -0.3%
Change in Nonadmitted Assets                      (4,904)   -2.3%       3,101     0.8%
Other                                             (1,298)   -0.6%      (7,730)   -2.0%
                                                   ------    ----      -------   ----
   Total Statutory Income Tax Benefit / Expense   68,092    32.0%     131,222    33.5%
                                                   ======    ====      =======   ====
Federal income taxes incurred                     19,543     9.2%      92,566    23.6%
Change in net deferred income taxes               48,549    22.8%      38,656     9.9%
                                                   ------    ----      -------   ----
   Total statutory income taxes                   68,092    32.0%     131,222    33.5%
                                                   ======    ====      =======   ====

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   Operating Loss and Tax Credit Carryforward:

       At December 31, 2011, the Company had the following general business credit carry forwards:

                                      Amount  Year Expires
                      (in thousands)  ------- ------------
                          2007        $26,448     2027
                          2008            874     2028
                          2009            498     2029
                          2010             90     2030
                                      -------
                                      $27,910
                                      =======

       At December 31, 2011, the Company had no operating loss carryforwards.

       At December 31, 2011, the Company had the following capital loss carryforwards:

                                      Amount  Year Expires
                     (in thousands)  -------- ------------
                         2008        $832,000     2013
                         2009              --     2014
                         2010              --     2015
                                     --------
                                     $832,000
                                     ========

       At December 31, 2011, the Company had the following foreign tax credit carryforwards:

                                      Amount Year Expires
                      (in thousands)  ------ ------------
                          2008         $  3      2018
                          2009            6      2019
                          2010          301      2020
                                       ----
                                       $310
                                       ====

       At December 31, 2011, the Company had no deposits admitted under IRC section 6603.

       The following is income tax incurred for 2009, 2010 and 2011 that is available for recoupment in the event of future net losses:

                                   Ordinary Capital  Total
                   (in thousands)  -------- ------- --------
                       2009        $99,758    $--   $ 99,758
                       2010              0      0          0
                       2011              0      0          0
                                   -------    ---   --------
                       Total       $99,758    $--   $ 99,758
                                   =======    ===   ========

   In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carry forward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 10R, the Company assessed its ability to realize the DTAs of $745 million and concluded that a valuation allowance of $291 million was required at December 31, 2011. Similarly, a valuation allowance of $345 million was required on the DTAs of $760 million at December 31, 2010.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company will join in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

   In July 2006, the FASB issued an accounting interpretation that provides guidance for accounting for uncertainty in income tax positions. This interpretation is not applicable to statutory financial statements. However, disclosures similar to those required by this interpretation have been required by the NAIC.

   A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

                                                         12/31/2011 12/31/2010
                                                         ---------- ----------
  Gross unrecognized tax benefits, at beginning of year   $ 17,384   $16,401
     Increases in tax positions for prior years                 --        --
     Decreases in tax positions for prior years            (17,384)   (2,948)
     Increase in tax positions for current years                --     3,931
     Lapse in statute of limitations                            --        --
     Settlements                                                --        --
                                                          --------   -------
  Total Statutory Income Tax Benefit / Expense            $     --   $17,384
                                                          ========   =======

   At December 31, 2011 and 2010, the Company's unrecognized tax benefits, excluding interest and penalties, were $0 and $17.4 million, respectively. As of December 31, 2011 and 2010, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $0 and $3.9 million, respectively.

   Interest and penalties related to unrecognized tax benefits are recognized in income tax expenses. At December 31, 2011 and 2010, the Company had accrued $1.7 million and $0.6 million, respectively, for the payment of interest (net of federal benefit) and $0 penalties. For the year ended December 31, 2011, the Company recognized an expense of $1.0 million of interest (net of federal benefit) and $0 penalties in the statement of operations.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


12.CAPITAL AND SURPLUS

   RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to asset, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations. At December 31, 2011, the Company exceeded RBC requirements that would require any regulatory action.

   The maximum amount of dividends that can be paid by Tennessee domiciled life insurance companies without prior approval of the Tennessee Insurance Commissioner in a 12 month period, measured retrospectively from the date of payment, is the greater of (1) ten percent (10%) of surplus of December 31, 2011; or (2) the net gain from operations of such insurer as of December 31, 2011, provided unassigned surplus exceeds zero following payment of such dividends.

   The maximum dividend payout that may be made without prior approval in 2012 is $56.4 million provided that dividends are to be paid from unassigned funds. The Company may pay a dividend or make a distribution not from unassigned funds if the Commissioner's approval is first received. At December 31, 2011 the Company's unassigned funds was $56.4 million. Dividends are paid as determined by the Board of Directors and are noncumulative.

   Dividends of $430.9 million and $150.0 million were paid in 2011 and 2010, respectively.

   As noted in Note 2, Summary of Significant Accounting Policies, in 2010, the Company received permission from the TDCI to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus. The effective date was September 30, 2010. This restatement resulted in an increase in unassigned funds in an amount equal to the contributions received from AIG ($564.6 million) to offset the Company's losses incurred as a result of their participation in the Securities Lending Program and a corresponding decrease in gross paid in and contributed surplus of $564.6 million.

   The Company included an incremental DTA of $70.9 million and $92.5 million in special surplus funds at December 31, 2011 and 2010, respectively, in accordance with SSAP 10R.

13.RETIREMENT PLANS, DEFERRED COMPENSATION, POST EMPLOYMENT BENEFITS,
   COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS

   The Company does not directly sponsor any defined benefit or defined contribution plans and does not participate in any multi-employer plans.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   EMPLOYEE RETIREMENT PLAN

   Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

   The AIG Retirement Plan ("AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

   The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans"). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

   Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

   Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6% of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits and other changes of an immaterial nature. The vesting requirement is reduced to 3 years of credited service. Employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, "Accounting for Pensions" ("SSAP 89").

          (in thousands of dollars)
          As of December 31,                     2011        2010
          -------------------------           ----------  ----------
          Fair Value of plan assets           $3,432,515  $3,424,553
          Less projected benefit `obligation   4,219,931   3,574,840
                                              ----------  ----------
          Funded status                       $ (787,416) $ (150,287)
                                              ==========  ==========

   The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011 and 2010 are set forth in the table below:

                                                   As of December 31,
                                                 2011               2010
                                          -----------------  -----------------
 Discount rate                                         4.62%              5.50%
 Rate of compensation increase (average)               4.00%              4.00%
 Measurement date                         December 31, 2011  December 31, 2010

   In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was $0 and $0 for 2011 and 2010, respectively.

   The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

   SAFG employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG plan begins on the later of January 1, 1999 or date of hire for SAFG employees.

   The 2010 AIG U.S. Plan information reflects the impact of divestitures of A.
   I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

   AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

   POSTRETIREMENT BENEFIT PLANS

   AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

   Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at age 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

   AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, "Postretirement Benefits Other Than Pensions", as of December 31, 2011 and 2010 were $ 202.0 million and $202.4 million, respectively. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $1.7 million and $2.1 million for the years ended December 31, 2011 and 2010, respectively.

   Amounts for four Puerto Rico postretirement medical plans have also been included in the 2011 and 2010 figures.

   Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012 and other changes of an immaterial nature. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

   As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, AIG is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

   OTHER

   Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share based cash settled awards such as the Stock Salary and TARP RSU ("Troubled Asset Relief Program Restricted Stock Unit") Awards and several other legacy AIG sponsored employee compensation plans, which are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock settled award. Unlike stock settled awards, which have a fixed grant date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   Company compensation expense totaling $0.1 million and $0.3 million, respectively, related to stock options and restricted stock units granted under these plans.

   In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2011 and 2010, AIG allocated $1.5 million and $4.1 million, respectively, to the Company for expenses incurred under this plan.

   In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees (the "AIG Incentive Savings Plan"), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was $2.6 million and $2.4 million in 2011 and 2010, respectively. Effective January 1, 2012, the plan was amended to change the company matching contribution to 100% of the first six percent of participant contributions and to allow all employees to contribute up to the annual IRS contribution maximum of $17,000 and other changes of an immaterial nature.

   AIG also sponsors a voluntary savings plan for the Company's agents and managers (American General "Agents' and Managers' Thrift Plan"), which provides for salary reduction contributions by agents and managers of up to 3% of pay and matching contributions by AIG of $1 for each $3 contributed by the employee. The Company's pre-tax expense associated with the Agents' and Managers' Thrift Plan was $0.6 million and $0.6 million in 2011 and 2010, respectively.

   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

   AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act ("COBRA") medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

   On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3.1 million.

14.DEBT

   ADVANCES FROM THE FEDERAL HOME LOAN BANK OF CINCINNATI

   In 2011, the Company became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati. Membership with the FHLB provides the Company with collateralized borrowing

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   opportunities, primarily as an additional source of contingent liquidity. At December 31, 2011, the statement value of the Company's ownership in the FHLB of Cincinnati was $14.3 million, which was reported as common stock. When a cash advance is obtained, the Company is required to pledge certain MBS, government and agency securities, other qualifying assets and its ownership interest in the FHLB of Cincinnati to secure advances obtained from the FHLB. Upon any event of default by the Company, the FHLB of Cincinnati's recovery would generally be limited to the amount of the Company's liability under advances borrowed.

15.COMMITMENTS AND CONTINGENCIES

   COMMITMENTS TO FUND PARTNERSHIPS INVESTMENTS

   At December 31, 2011, the Company had $35.8 million of unfunded commitments for its investments in limited partnerships. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires; the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. At December 31, 2011, the Company had $0.7 million of outstanding commitments related to various funding obligations associated with its investments in mortgage loans with a commitment period of less than one year.

   LEGAL, REGULATORY AND OTHER MATTERS

   All fifty states have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

   The Company accrued $1.6 million and $1.8 million for these guaranty fund assessments at December 31, 2011 and 2010, respectively.

   Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the Statement of Assets, Liabilities, Surplus and Other Funds, the Summary of Operations or Cash Flow of the Company. Various lawsuits against the Company have arisen in the ordinary

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   course of business. Except as discussed above, the Company believes it is not likely that contingent liabilities arising from litigation, income taxes and other matters will have a material adverse effect on the Statement of Assets, Liabilities, Surplus and Other Funds, the Summary of Operations or Cash Flow of the Company.

   ESCHEATMENT/DEATH CLAIMS

   The Company has received industry-wide regulatory inquiries, including a multi-state audit covering compliance with unclaimed property laws regarding claims settlement practices. In particular, the above referenced multi-state audit seeks to require insurers to use the Social Security Administration Death Master File ("SSDMF") to identify potential deceased insureds notwithstanding that the payee has not presented the Company with a valid claim, to determine whether a death claim is payable, and to take appropriate action. The multi-state audit covers certain policies in force at any time since 1992.

   The Company recorded an increase of approximately $105 million in the estimated reserves for incurred but not reported death claims in 2011 in conjunction with the use of the SSDMF to identify potential claims not yet presented to the Company. Although the Company has enhanced its claims practices to include use of the SSDMF, it is possible that the inquiries, audits and other regulatory activity could result in the payment of additional death claims, additional escheatment of funds deemed abandoned under state laws, administrative penalties and interest The Company believes that it has adequately reserved for such claims as of December 31, 2011, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate. Additionally, state regulators are considering a variety of proposals that would require life insurance companies to take additional steps to identify unreported deceased policyholders.

16.LEASES

   The Company leases local offices under various noncancelable operating lease agreements that expire through May 31, 2017. Rental expense for 2011 and 2010 was approximately $8.5 million and $9.2 million, respectively.

   The future minimum lease payments are as follows:

(in thousands of dollars)


                              YEAR        PAYMENT
                              ----        -------
                              2012        $ 6,625
                              2013          4,039
                              2014          2,175
                              2015          1,349
                              2016            704
                              Thereafter       55
                                          -------
                              Total       $14,947
                                          =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


17.RELATED PARTY TRANSACTIONS

   GUARANTEE AND SUPPORT AGREEMENTS WITH AFFILIATES

   On March 30, 2011, AIG and the Company entered into an unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

   OPERATING AGREEMENTS

   The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2011 and 2010, the Company was charged $29.2 million and $23.2 million, respectively, for expenses attributed to the Company but incurred by affiliates.

   The Company's short-term investments included an investment in the AIG Liquidity Pool in the amount of $6.6 million at December 31, 2011 and $519.7 million at December 31, 2010; and an investment in the AIG Operating Pool in the amount of $47.3 million at December 31, 2011 and $14.9 million at December 31, 2010. An affiliate, AIG Asset Management, serves as the independent advisor for these funds.

   SUPPORT AGREEMENTS

   The Company's insurance obligations for policies issued on or before September 30, 2010 are guaranteed by American Home Assurance Company ("American Home"), a subsidiary of AIG and an affiliate of the Company. This guarantee is unconditional and irrevocable as to outstanding obligations, and the Company's policy and contract holders have the right to enforce the guarantee directly against American Home. American Home files its audited statutory financial statement with the New York State Insurance Department, where such reports are available to the public. The Company has no guarantees or contingencies for related parties.

   DIVIDENDS AND CAPITAL CONTRIBUTIONS

   The Company paid common stock dividends in cash to the Parent Company totaling $430.9 million and $150.0 million during the years ended December 31, 2011 and 2010, respectively.

   See Notes 2 and 12 for information on capital contributions and affiliate transactions related to the Company's securities lending activities.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The Company receives an allocation of its proportionate share of variable compensation expense from AIG. AIG forgave the Company's obligation associated with the variable compensation expense allocation for 2011 and 2010 and recorded the forgiveness of this obligation as a capital contribution in the amounts of $1.1 million and $.3 million, respectively, in accordance with paragraph 7 of SSAP No. 72, "Surplus and Quasi-reorganizations". These transactions did not involve an exchange of cash and had no net impact on surplus.

   AGBA did not obtain an audit for 2010, therefore the Company non-admitted its investment in AGBA in accordance with the requirements of SSAP 97. The Company received cash dividends from AGBA of $0 million and $2.0 million in 2011 and 2010, respectively.

   OTHER

   The Company owns mortgages with a carrying value of approximately $27.0 million on certain properties that are owned by an affiliate, AIG Global Real Estate Investment Corporation.

   At December 31, 2011, the Company reported receivables from parent, subsidiaries and affiliates of $9.0 million and payables to parent, subsidiaries and affiliates of $18.4 million. The $9.0 million receivable from parent was nonadmitted in accordance with Tennessee statute. At December 31, 2010, the Company reported receivables from parent, subsidiaries and affiliates of $.2 million and payables to parent, subsidiaries and affiliates of $157.0 million. Amounts due from or to parent, subsidiaries and affiliates are generally settled within 30 days. At December 31, 2011, the Company reported a Federal Income Tax receivable in the amount of $5.4 million fromAIG in accordance with its current intercompany tax sharing agreement. In addition, at December 31, 2010, the Company reported a federal income tax payable in the amount of $14.5 million to AIG.

   The Company held a senior promissory note of $173.0 million issued by American General Corporation. In the normal course of business the note matured on September 15, 2011 and payment was received in full along with interest of $9.6 million.

   The Company purchased a bond with a book value of $10 million from affiliate, AIG Matched Investment Program ("AMIP"), on August 19, 2011.

   The Company purchased a bond with a book value of $3.0 million from affiliate, Western National Life Insurance Company, on June 24, 2010. On September 29, 2010, the Company purchased a bond from affiliate, AIG Matched Investment Program ("AMIP"), with a book value of $5 million. On
   December 31, 2010, the Company purchased hedge fund partnerships from SunAmerica Life Insurance Company ("SALIC"), an affiliate, with a book value of $140.3 million.

   EVENTS RELATED TO AIG

   On January 14, 2011, AIG completed a series of integrated transactions to recapitalize AIG (the "Recapitalization") with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"). As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------

   complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. As a result of the Recapitalization, the Department of the Treasury became AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG common stock at that time.

   On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG common stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG common stock. AIG did not receive any of the proceeds from the sale of the shares of AIG common stock by the Department of the Treasury. As a result of the sale of AIG common stock in this offering, the ownership by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent of the AIG Common Stock outstanding after the completion of the offering.

   Additional information on AIG is publicly available in its regulatory filings with the SEC. Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


18.RECONCILIATION TO ANNUAL STATEMENT

   The following is a reconciliation of amounts previously reported to state regulatory authorities for the 2011 and 2010 Annual Statements, and as reported for the accompanying statutory financial statement:

                                                                                 2011       2010
(in thousands of dollars)                                                     ---------- ----------
STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS:
   Assets as reported in the Company's Annual Statement                       $9,550,426 $9,636,967
   Deferred tax assets
   Reclass receivables from parent, subsidiaries and affiliates                       --       (182)
                                                                              ---------- ----------
       Assets as reported in the accompanying statutory statements of
         admitted assets, liabilities, and capital and surplus                $9,550,426 $9,636,785
                                                                              ========== ==========
       Liabilities as reported in the Company's Annual Statement              $8,921,128 $8,796,215
       Life and annuity reserves
   Reclass receivables from parent, subsidiaries and affiliates                       --       (182)
                                                                              ---------- ----------
       Liabilities as reported in the accompanying statutory statements
         of admitted assets, liabilities, and capital and surplus             $8,921,128 $8,796,033
                                                                              ========== ==========
       Capital and surplus as reported in the Company's Annual
         Statement                                                            $  629,299 $  840,752
   Net Income (Loss)                                                                  --       (892)
   Deferred tax assets
   Prior period correction to life and annuity reserves                               --        892
                                                                              ---------- ----------
       Capital and surplus as reported in the accompanying statutory statements of admitted assets, liabilities, and capital and
         surplus                                                              $  629,299 $  840,752
                                                                              ========== ==========

19.SUBSEQUENT EVENTS

   The Company has evaluated subsequent events through May 25, 2012, the date the financial statements were issued.

   ML II DISTRIBUTION

   Through a series of transactions that occurred during the three month period ending March 31, 2012, the Federal Reserve Bank of New York initiated the sales of the remaining securities held by ML II. These sales resulted in the Company receiving principal payments of $9.6 million on March 1, 2012 and additional cash receipts of $59.5 million on March 15, 2012 from ML II that consisted of $34.5 million, $5.0 million, and $20.0 million in principal, contractual interest and residual cash flows, respectively, effectively monetizing the Company's ML II interests.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
NOTES TO STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010
--------------------------------------------------------------------------------


   The total amount of $69.1 million received by the Company from ML II was distributed to the Company's intermediate parent company and ultimately remitted to AIG.

   FHLB CASH ADVANCE

   On March 21, 2012, the Company borrowed $14.6 million as a cash advance from the FHLB of Cincinnati. The fair value of collateral pledged to secure advances obtained from the FHLB of Cincinnati on March 21, 2012 was $16.7 million.

   INSURANCE COMPANY MERGER

   On December 31, 2012, the Company intends to merge with and into American General Life Insurance Company ("AGL"), with AGL being the surviving company, to implement a more efficient legal entity structure, while continuing to market products and services under currently existing brands. AGL is also an indirect, wholly owned subsidiary of AIG. The merger transaction is subject to receipt of all required approvals, including the approvals of certain insurance departments.

                            SUPPLEMENTAL SCHEDULES

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------

(in thousands of dollars)
Investment income earned
   U.S. Government bonds                                                     $    540
   Other bonds (unaffiliated)                                                 525,057
   Bonds of affiliates                                                          6,799
   Preferred stocks (unaffiliated)                                              1,838
   Common stocks (unaffiliated)                                                 1,314
   Common stocks (affiliated)                                                      --
   Mortgage loans                                                              61,374
   Real estate                                                                  7,228
   Contract loans                                                              31,185
   Cash and short-term investments                                                336
   Derivative instruments                                                        (523)
   Other invested assets                                                        9,816
   Other                                                                          366
                                                                             --------
       Gross investment income                                               $645,330
                                                                             ========
Real estate owned (book value less encumbrances)                             $ 41,927
                                                                             ========
Mortgage loans (book value)
   Residential mortgages                                                     $     40
   Commercial mortgages                                                       952,539
   Mezzanine loans                                                             13,836
                                                                             --------
       Total mortgage loans                                                  $966,415
                                                                             ========
Mortgage loans by standing (book value)
   Good standing                                                             $962,304
                                                                             ========
   Good standing with restructured terms                                     $  4,111
                                                                             ========
   Interest overdue more than 90 days, not in foreclosure                    $     --
                                                                             ========
Other long-term assets (statement value)                                     $220,372
                                                                             ========
Bonds and stocks of parents, subsidiaries and affiliates (book value) Bonds  $     --
                                                                             ========
   Common stocks                                                             $ 20,856
                                                                             ========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


(in thousands of dollars)
Bonds and short-term investments by class and maturity
   Bonds and short-term investments by maturity (statement value)
       Due within one year or less                                  $  389,902
       Over 1 year through 5 years                                     762,442
       Over 5 years through 10 years                                 1,509,201
       Over 10 years through 20 years                                2,075,652
       Over 20 years                                                 2,800,940
                                                                    ----------
          Total by maturity                                         $7,538,137
                                                                    ==========
Bonds and short-term investments by class (statement value)
Class 1                                                             $3,835,777
Class 2                                                              3,084,691
Class 3                                                                355,031
Class 4                                                                207,275
Class 5                                                                 42,482
Class 6                                                                 12,881
                                                                    ----------
          Total by class                                            $7,538,137
                                                                    ==========
Total bonds publicly traded                                         $5,229,432
                                                                    ==========
Total bonds privately placed                                        $2,308,704
                                                                    ==========
Preferred stocks (statement value)                                  $   25,917
                                                                    ==========
Common stocks (fair value)                                          $   35,571
                                                                    ==========
Short-term investments (book value)                                 $   53,957
                                                                    ==========
Collar, swap and forward agreements open (statement value)          $   (2,440)
                                                                    ==========
Cash on deposit                                                     $   (9,310)
                                                                    ==========
Life insurance in-force, net of reinsurance ceded
   Industrial                                                       $    1,237
                                                                    ==========
   Ordinary                                                         $   65,947
                                                                    ==========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


(in thousands of dollars)
Amount of accidental death insurance in-force under ordinary policies        $ 8,098,886
                                                                             ===========
Amount of life insurance in-force under policies with disability provisions
   Industrial                                                                $   346,642
                                                                             ===========
   Ordinary                                                                  $21,442,902
                                                                             ===========
Supplementary contracts in-force
   Ordinary - not involving life contingencies
       Amount on deposit                                                     $    48,213
                                                                             ===========
       Amount of income payable                                              $       634
                                                                             ===========
   Ordinary - involving life contingencies
       Amount of income payable                                              $       456
                                                                             ===========
Annuities
   Ordinary
       Immediate - amount of income payable                                  $     4,737
                                                                             ===========
       Deferred - fully paid - account balance                               $   765,031
                                                                             ===========
       Deferred - not fully paid - account balance                           $   171,949
                                                                             ===========
   Group
       Amount of income payable                                              $    32,424
                                                                             ===========
       Fully paid - account balance                                          $    38,469
                                                                             ===========
Accident and health insurance - premiums in-force
   Ordinary                                                                  $    68,269
                                                                             ===========
   Group                                                                     $        35
                                                                             ===========
Deposit funds and dividend accumulations
   Deposit funds - account balance                                           $     3,302
                                                                             ===========
   Dividend accumulations - account balance                                  $    27,645
                                                                             ===========

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                     (in thousands of dollars)
                     Claim payments in 2011
                        Group accident and health
                            2011                    $    --
                                                    =======
                            2010                    $    --
                                                    =======
                            2009                    $     4
                                                    =======
                            2008                    $    --
                                                    =======
                            2007                    $    --
                                                    =======
                            2006                    $    --
                                                    =======
                            Prior                   $    10
                                                    =======
                        Other accident and health
                            2011                    $28,144
                                                    =======
                            2010                    $32,850
                                                    =======
                            2009                    $12,398
                                                    =======
                            2008                    $ 1,554
                                                    =======
                            2007                    $   600
                                                    =======
                            2006                    $   266
                                                    =======
                            Prior                   $   762
                                                    =======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------

1. The Company's total admitted assets are $9,550.4 million.

2. Following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt, (ii) property occupied by the Company, and
   (iii) policy loans:

               (in thousands of dollars)               PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                INVESTMENT CATEGORY/ISSUER     AMOUNT    ASSETS
               ------------------------------ -------- ----------
               BONDS
               Seariver Maritime Finl Hldgss  $202,151   2.117%
               Empyrean Capital Partners      $ 78,158   0.818%
               Waste Mgmt Inc                 $ 64,846   0.679%
               Wells Fargo Mbs TR             $ 62,545   0.655%
               Highside Capital Partners LP   $ 61,066   0.639%
               Maiden Lane II LLC             $ 58,166   0.609%
               Deutsche Telekom Intl Fin Bv   $ 50,496   0.529%
               Cruger Issuer TR               $ 49,516   0.518%
               Valero Energy Corp             $ 48,593   0.509%
               AIG Operating Pool             $ 47,300   0.495%

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


3. The Company's total admitted assets held in bonds and preferred stocks, by NAIC rating, are:

                      BONDS                             PREFERRED STOCK
 ----------------------------------------------- ------------------------------
                                      PERCENTAGE                     PERCENTAGE
                                       OF TOTAL                       OF TOTAL
 (in thousands of dollars)             ADMITTED                       ADMITTED
 NAIC RATING                 AMOUNT     ASSETS   NAIC RATING AMOUNT    ASSETS
 ------------------------- ---------- ---------- ----------- ------- ----------
          NAIC-1           $3,835,778   40.16%     P/RP-1        $--   0.00%
          NAIC-2            3,084,691   32.30%     P/RP-2     11,034   0.12%
          NAIC-3              355,030    3.72%     P/RP-3     13,777   0.14%
          NAIC-4              207,275    2.17%     P/RP-4         --   0.00%
          NAIC-5               42,482    0.44%     P/RP-5         --   0.00%
          NAIC-6               12,881    0.13%     P/RP-6      1,106   0.01%
                           ----------   ------               -------   -----
                           $7,538,137   78.93%               $25,917   0.27%
                           ==========   ======               =======   =====

4. Following are the Company's total admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 86, "Accounting for Derivative Instruments and Hedging Activities", including: (i) foreign-currency-denominated investments of $63.6 million supporting insurance liabilities denominated in that same foreign currency of $0, and excluding (ii) Canadian investments and currency exposure of $284.6 million.

5. Aggregate foreign investment exposure categorized by NAIC sovereign rating:

                                                         PERCENTAGE
                                                          OF TOTAL
                                                          ADMITTED
                                                AMOUNT     ASSETS
             (in thousands of dollars)        ---------- ----------
             Countries rated NAIC-1           $1,076,048   11.267%
             Countries rated NAIC-2           $   56,436    0.591%
             Countries rated NAIC-3 or below  $   36,267    0.380%
                                              ----------   ------
                                              $1,168,751   12.238%
                                              ==========   ======

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


6. Two largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                        PERCENTAGE
                                                         OF TOTAL
                                                         ADMITTED
                                                AMOUNT    ASSETS
              (in thousands of dollars)        -------- ----------
              Countries rated NAIC-1
                 Country: Australia            $276,319   2.893%
                 Country: United Kingdom       $205,992   2.157%
              Countries rated NAIC-2
                 Country: Ireland              $ 39,678   0.415%
                 Country: Mexico               $ 16,523   0.173%
              Countries rated NAIC-3 or below
                 Country: Supra National       $ 10,868   0.114%
                 Country: Liberia              $ 10,438   0.109%

7. Aggregate unhedged foreign currency exposure:

                                                        PERCENTAGE
                                                         OF TOTAL
                                                         ADMITTED
                                                 AMOUNT   ASSETS
             (in thousands of dollars)           ------ ----------
             Unhedged foreign currency exposure   $19     0.000%
                                                  ---     -----
                                                  $19     0.000%
                                                  ===     =====

8. Aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating:

                                                       PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                                                AMOUNT   ASSETS
               (in thousands of dollars)        ------ ----------
               Countries rated NAIC-1            $19     0.000%
               Countries rated NAIC-2            $--     0.000%
               Countries rated NAIC-3 or below   $--     0.000%
                                                 ---
                                                 $19
                                                 ===

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


9. Two largest unhedged foreign currency exposures to a single country, categorized by the country's NAIC sovereign rating:

                                                       PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                                                AMOUNT   ASSETS
                                                ------ ----------
               Countries rated NAIC-1
                  Country: Australia             $19     0.000%
               Countries rated NAIC-2            $--     0.000%
               Countries rated NAIC-3 or below   $--     0.000%
                                                 ---
                                                 $19
                                                 ===

10.Ten largest nonsovereign (i.e., nongovernmental) foreign issues:

                                                       PERCENTAGE
                                                        OF TOTAL
                                                        ADMITTED
                                               AMOUNT    ASSETS
               (in thousands of dollars)       ------- ----------
               Deutsche Telekom Intl Fin BV    $50,496   0.529%
               France Telecom SA               $38,766   0.406%
               Transurban Fin Co Pty LTD       $33,891   0.355%
               Telefonica Europe BV            $31,654   0.331%
               Kingfisher PLC                  $30,000   0.314%
               Stockland Fin Pty LTD           $30,000   0.314%
               Spotless Grp LTD                $30,000   0.314%
               Red Electrica De Espana Fin BV  $25,000   0.262%
               ETSA Utils Fin Pty LTD          $25,000   0.262%
               British Telecom PLC             $24,854   0.260%

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


11.The Company's total admitted assets held in Canadian investments and unhedged Canadian currency exposure, including Canadian-currency-denominated investments of $0 supporting Canadian-denominated insurance liabilities of $0 are:

                                                          PERCENTAGE
                                                           OF TOTAL
                                                           ADMITTED
                                                  AMOUNT    ASSETS
            (in thousands of dollars)            -------- ----------
            Canadian investments                 $284,643   2.980%
            Unhedged Canadian currency exposure  $     --   0.000%

12.Not applicable.

13.Ten largest equity interests:

                                                                               PERCENTAGE
                                                                                OF TOTAL
                                                                                ADMITTED
                                                                       AMOUNT    ASSETS
(in thousands of dollars)                                              ------- ----------
Empyrean Capital Partners                                              $78,158   0.818%
Highside Capital Partners LP                                           $61,066   0.639%
American Gen Ppty Ins Co COM                                           $20,624   0.216%
Portobello Capital II L.P. (formerly Ibersuizas Capital Fund II L.P.)  $14,790   0.155%
FHLB Cincinnati                                                        $14,309   0.150%
Nexen Inc Sub NT 7.35%                                                 $11,874   0.124%
PineBridge Secondary Partners, LP                                      $ 9,989   0.105%
Blackstone Mezzanine Partners II, LP                                   $ 8,450   0.088%
Blackstone Capital Partners V, LP                                      $ 8,098   0.085%
AEA Mezzanine Fund (Leveraged), LP                                     $ 7,761   0.081%

14.Not applicable.

15.Not applicable.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


16.With respect to mortgage loans reported in Schedule B, the Company's total admitted assets are as follows:

                                                     PERCENTAGE
                                                      OF TOTAL
                                                      ADMITTED
                                             AMOUNT    ASSETS
                 (in thousands of dollars)  -------- ----------
                      Mortgage loans        $956,180   10.012%

   Aggregate mortgage interest represents the combined value of all mortgages secured by the same property or same group of properties. The ten largest aggregate mortgage interests, each a commercial property, follows:

                                                                 PERCENTAGE
    (in thousands of dollars)                                     OF TOTAL
                                                                  ADMITTED
    PROPERTY                                             AMOUNT    ASSETS
    -------------------------                            ------- ----------
    Port LA Distr Center II - Commercial                 $38,513   0.403%
    Doubletree - Allen Center - Commercial               $32,958   0.345%
    Bayside Village MHC - Commercial                     $30,654   0.321%
    East Coast Oakwood -Affiliate (Inter-Co) Commercial  $26,629   0.279%
    Village Green Apartments - Commercial                $26,337   0.276%
    Oakwood Village Apartments - Commercial              $24,276   0.254%
    Watson Multi Bldg Portfolio - Commercial             $24,201   0.253%
    Memorial Herman - Commercial                         $23,722   0.248%
    200 Market Place - Commercial                        $22,940   0.240%
    Grove Pointe - Commercial                            $21,689   0.227%

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


   Amount and percentage of the Company's total admitted assets in the following categories of mortgage loans:

                                                             PERCENTAGE
                                                              OF TOTAL
                                                              ADMITTED
                                                      AMOUNT   ASSETS
        (in thousands of dollars)                     ------ ----------
        Construction loans                            $   --
        Mortgage loans over 90 days past due          $   --
        Mortgage loans in the process of foreclosure  $   --
        Mortgage loans foreclosed                     $   --
        Restructured mortgage loans                   $4,111   0.043%

17.Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

             (in thousands      RESIDENTIAL        COMMERCIAL
             of dollars)     ----------------  ------------------
                                    PERCENTAGE          PERCENTAGE
                                     OF TOTAL            OF TOTAL
                                     ADMITTED            ADMITTED
                             AMOUNT   ASSETS    AMOUNT    ASSETS
             LOAN-TO-VALUE   ------ ---------- -------- ----------
             above 95%        $--              $  4,111    0.043%
             91% to 95%        --                    --
             81% to 90%        --                    --
             71% to 80%        --                28,438    0.298%
             below 70%         40     0.000%    933,826    9.778%
                              ---     -----    --------   ------
                              $40     0.000%   $966,375   10.119%
                              ===     =====    ========   ======

18.Not applicable.

19.Not applicable

20.Not applicable.

21.Not applicable.

22.The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps and forward contracts as of each quarter in 2010:

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SCHEDULE OF INVESTMENT RISKS INTERROGATORIES
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                                                       AT END OF EACH QUARTER
                                                 -----------------------------------
                                  AT YEAR END    1ST QUARTER 2ND QUARTER 3RD QUARTER
                               ----------------  ----------- ----------- -----------
                                      PERCENTAGE
                                       OF TOTAL
                                       ADMITTED
                               AMOUNT   ASSETS     AMOUNT      AMOUNT      AMOUNT
(in thousands of dollars)      ------ ---------- ----------- ----------- -----------
Hedging                         $733    0.008%     $7,826      $7,649      $7,549
Income                          $ --    0.000%     $   --      $   --      $   --
Replications                    $ --    0.000%     $   --      $   --      $   --
Other                           $ --    0.000%     $   --      $   --      $   --

23.Not applicable.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                                                                               ADMITTED ASSETS AS REPORTED
                                                    GROSS INVESTMENT HOLDINGS* IN THE ANNUAL STATEMENT
(in thousands of dollars)                           -------------------------  --------------------------
                                                                  PERCENTAGE                 PERCENTAGE
                                                                   OF GROSS                  OF ADMITTED
                                                                  INVESTMENT                  INVESTED
                                                      AMOUNT       HOLDINGS      AMOUNT        ASSETS
         INVESTMENT CATEGORIES                       ----------   ----------    ----------   -----------
Bonds
   US Treasury securities                           $    5,305       0.057%    $    5,305       0.057%
   US government sponsored agencies                      3,201       0.035%         3,201       0.035%
   Foreign government (including
     Canada, excluding mortgage-backed
     securities)                                       100,573       1.085%       100,573       1.087%
   Securities issued by states,
     territories, and possessions and
     their political subdivisions in
     the US
       States, territories and
         possessions general obligations                18,029       0.195%        18,029       0.195%
       Political subdivisions of
         states, territories and
         possessions and political
         subdivisions general
         obligations                                    53,061       0.572%        53,061       0.573%
       Revenue and assessment
         obligations                                   109,681       1.183%       109,681       1.185%
       Industrial development and
         similar obligations                            38,164       0.412%        38,164       0.412%
   Mortgage-backed securities
     (including residential and
     commercial MBS)
       Pass-through securities
          Issued or guaranteed by GNMA                   3,259       0.035%         3,259       0.035%
          Issued or guaranteed by FNMA
            and FHLMC                                   72,975       0.787%        72,975       0.789%
       CMOs and REMICs
          Issued or guaranteed by GNMA,
            FNMA,
              FHLMC or VA                              538,293       5.808%       538,293       5.817%
              All other                                443,631       4.786%       443,631       4.794%
   Other debt and other fixed income
     securities (excluding short-term)
       Unaffiliated domestic securities
         (including credit tenant loans
         rated by the SVO)                           4,784,628      51.621%     4,784,628      51.709%
       Unaffiliated foreign securities               1,313,380      14.170%     1,313,380      14.194%
       Affiliated securities                                --          --             --
                              (continued on next page)

* Gross investment holdings as valued in compliance with the NAIC Accounting Practices and Procedures Manual.

AMERICAN GENERAL LIFE AND ACCIDENT INSURANCE COMPANY
SUPPLEMENTAL SUMMARY INVESTMENT SCHEDULE
DECEMBER 31, 2011
--------------------------------------------------------------------------------


                                                                     ADMITTED ASSETS AS REPORTED
(in thousands of dollars)                 GROSS INVESTMENT HOLDINGS* IN THE ANNUAL STATEMENT
                                                        PERCENTAGE                 PERCENTAGE
                                                         OF GROSS                  OF ADMITTED
                                                        INVESTMENT                  INVESTED
INVESTMENT CATEGORIES                       AMOUNT       HOLDINGS      AMOUNT        ASSETS
---------------------                      ----------   ----------    ----------   -----------
Equity interests
       Investments in mutual
         funds                            $        0       0.000%    $        0        0.000%
       Preferred stocks
          Unaffiliated                        25,917       0.280%        25,917        0.280%
       Publicly traded equity
         securities
         (excluding preferred
         stocks)
          Unaffiliated                            63       0.001%            63        0.001%
       Other equity securities
          Affiliated                          20,856       0.225%        20,624        0.223%
          Unaffiliated                        14,653       0.158%        14,653        0.158%
Mortgage loans
       Single family
         residential
         properties                               40       0.000%            40        0.000%
       Multifamily
         residential
         properties                          189,320       2.043%       189,320        2.046%
       Commercial loans                      752,984       8.124%       752,984        8.138%
   Mezzanine real estate loans                13,836       0.149%        13,836        0.150%
Real estate investments
       Property occupied by
         company                              36,278       0.391%        36,278        0.392%
       Property held for
         production of income
         (including $0 of
         property acquired in
         satisfaction of debt)                   978       0.011%           978        0.011%
       Property held for sale
         (including
         $4,671,265 property
         acquired in
         satisfaction of debt)                 4,671       0.050%         4,671        0.050%
Policy loans                                 417,210       4.501%       416,567        4.502%
Receivable for securities                     27,925       0.301%        27,925        0.302%
Cash, cash equivalents and
  short-term investments                      44,647       0.482%        44,647        0.483%
Other invested assets                        235,200       2.538%       220,372        2.382%
                                           ----------    -------      ----------     -------
              Total invested
                assets                    $9,268,758     100.000%    $9,253,055      100.000%
                                           ==========    =======      ==========     =======

* Gross investment holdings as valued in compliance with the NAIC Accounting Practices and Procedures Manual.

SUNAMERICA LIFE INSURANCE COMPANY
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
AMERICAN INTERNATIONAL GROUP, INC.)
STATUTORY FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
                    INDEX TO STATUTORY FINANCIAL STATEMENTS
                         AND SUPPLEMENTAL INFORMATION

                                                                                                              Page
Report of Independent Auditors                                                                                     1
Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus                                       2
Statutory Statements of Operations                                                                                 3
Statutory Statements of Changes in Capital and Surplus                                                             4
Statutory Statements of Cash Flows                                                                                 5
Notes to Statutory Financial Statements:
    1. Nature of Operations                                                                                        6
    2. Summary of Significant Accounting Policies                                                               7-22
    3. Investments                                                                                             23-46
    4. Derivative Financial Instruments                                                                        47-49
    5. Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with
       Concentrations of Credit Risk                                                                           49-50
    6. Fair Value Measurements                                                                                 51-61
    7. Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics               62
    8. Separate Accounts                                                                                       63-64
    9. Reinsurance                                                                                                65
   10. Federal Income Taxes                                                                                    66-75
   11. Capital and Surplus                                                                                     76-77
   12. Retirement Plans, Deferred Compensation, Postemployment Benefits and Compensated Absences and Other
       Postretirement Benefit Plans                                                                            78-82
   13. Debt                                                                                                       83
   14. Leases                                                                                                     83
   15. Commitments and Contingent Liabilities                                                                  84-86
   16. Related Party Transactions                                                                              87-94
   17. Reconciliation to the Annual Statement                                                                     95
   18. Subsequent Events                                                                                       95-96

Supplemental Information

Report of Independent Auditors on Accompanying Information                                                        97
Supplemental Schedule of Assets and Liabilities                                                               98-101
Summary Investment Schedule                                                                                      102
Investment Risks Interrogatories                                                                             103-108

[PWC LOGO]

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of SunAmerica Life Insurance Company:

We have audited the accompanying statutory statement of admitted assets, liabilities and capital and surplus of SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., as of December 31, 2011 and 2010, and the related statutory statements of operations, changes in capital and surplus, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Arizona Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flow for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 2 to the financial statements, during 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

[GRAPHIC]

May 25, 2012

PricewaterhouseCoopers LLP, 350 South Grand Avenue, 49/th/ Floor, Los Angeles, CA 90071
T: (213) 356-6000, F: (813) 637-4444, www.pwc.com/us

                       SUNAMERICA LIFE INSURANCE COMPANY
             STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES
                            AND CAPITAL AND SURPLUS

                                                                                                        DECEMBER 31,
$ in millions except par and share data                                                              ------------------
                                                                                                       2011      2010
                                                                                                     --------  --------
ADMITTED ASSETS
Cash and investments:
   Bonds (unaffiliated)                                                                              $  6,294  $  5,186
   Bonds (affiliated)                                                                                     100       133
   Common stocks (affiliated)                                                                           1,981     2,973
   Common stocks (unaffiliated)                                                                            44        29
   Mortgage loans                                                                                       1,229     1,711
   Real estate                                                                                             37        13
   Contract loans                                                                                          35        37
   Derivatives                                                                                            875     1,374
   Cash, cash equivalents and short-term investments                                                    1,442     3,339
   Other invested assets                                                                                1,469     1,713
   Receivables for securities                                                                               7         3
                                                                                                     --------  --------
   Total cash and investments                                                                          13,513    16,511
Amounts recoverable from reinsurers                                                                         6         7
Investment income due and accrued                                                                          42        39
Receivable from affiliates                                                                                 --       336
Federal income taxes receivable from Parent                                                                74        97
Net deferred tax assets                                                                                    56        44
Separate account assets                                                                                   134       202
                                                                                                     --------  --------
Total admitted assets                                                                                $ 13,825  $ 17,236
                                                                                                     ========  ========
LIABILITIES AND CAPITAL AND SURPLUS
Reserves for life, accident and health contracts                                                     $  2,075  $  2,147
Liability for deposit-type contracts                                                                    6,936     8,692
Transfers to separate account due or accrued (net)                                                        (98)     (159)
Accrued commissions and expenses                                                                           60        59
Asset valuation reserve                                                                                   435       386
Derivatives                                                                                             1,075     1,422
Collateral for derivative program                                                                         261       603
Foreign currency translation liability for deposit-type contracts                                          11        33
Other liabilities                                                                                          29        50
Separate account liabilities                                                                              134       202
                                                                                                     --------  --------
Total liabilities                                                                                      10,918    13,435
                                                                                                     --------  --------

Capital and surplus:
Common stock, $2.50 par value: 2,254,560 shares authorized, 2,254,560 shares issued and outstanding         6         6
Paid-in and contributed surplus                                                                         2,862     3,591
Special surplus funds--additional admitted deferred tax assets                                             42        27
Unassigned surplus (funds)                                                                                 (3)      177
                                                                                                     --------  --------
Total capital and surplus                                                                               2,907     3,801
                                                                                                     --------  --------
Total liabilities and capital and surplus                                                            $ 13,825  $ 17,236
                                                                                                     ========  ========

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
                      STATUTORY STATEMENTS OF OPERATIONS

                                                                                 YEARS ENDED DECEMBER 31,
$ in millions                                                                    ----------------------
                                                                                    2011         2010
                                                                                 ----------   ----------
REVENUES
Premiums and annuity considerations                                              $       26   $       43
Net investment income                                                                   502          575
Amortization of interest maintenance reserve                                            (21)         (29)
Separate accounts net loss from operations excluding unrealized gains or losses          (1)         (10)
Other revenue                                                                            20           15
                                                                                 ----------   ----------
Total revenue                                                                           526          594
                                                                                 ----------   ----------
BENEFITS AND EXPENSES
Death benefits                                                                            9           11
Annuity benefits                                                                         76           92
Surrender benefits                                                                       87          104
Interest and adjustments on policy or deposit-type contract funds                       347          426
Payments on supplementary contracts with life contingencies                              17           18
Decrease in reserves for life and accident and health policies and contracts            (72)         (88)
Commissions                                                                               1            1
General insurance and other expenses                                                     14           68
Net transfers from the separate accounts                                                 (8)          (9)
                                                                                 ----------   ----------
Total benefits and expenses                                                             471          623
                                                                                 ----------   ----------
Net gain (loss) from operations before federal income taxes                              55          (29)
Federal income tax benefit                                                              (23)        (101)
                                                                                 ----------   ----------
Net gain from operations after taxes and before net realized capital losses              78           72
Net realized capital losses                                                          (1,146)        (227)
                                                                                 ----------   ----------
Net loss                                                                         $   (1,068)  $     (155)
                                                                                 ==========   ==========

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
            STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                           PAID-IN AND SPECIAL UNASSIGNED
$ in millions                                                       COMMON CONTRIBUTED SURPLUS  SURPLUS
                                                                    STOCK    SURPLUS    FUNDS   (FUNDS)    TOTAL
                                                                    ------ ----------- ------- ---------- -------
Balances at December 31, 2009                                       $    6   $ 6,619   $    3   $(2,615)  $ 4,013
Net loss 2010                                                           --        --       --      (155)     (155)

Change in net unrealized capital gains and losses                       --        --       --       272       272
Change in net unrealized foreign exchange capital gains and losses      --        --       --        49        49
Change in net deferred income tax                                       --        --       --        64        64
Change in non-admitted assets                                           --        --       --      (112)     (112)
Change in asset valuation reserve                                       --        --       --      (317)     (317)
Other changes in surplus in Separate Accounts                           --        --       --        16        16
Surplus contributed by Parent                                           --         3       --        --         3
Quasi-reorganization permitted practice                                 --    (3,031)      --     3,031        --
Prior year surplus adjustments                                          --        --       --       (56)      (56)
Additional admitted deferred tax assets                                 --        --       24        --        24
                                                                    ------   -------   ------   -------   -------
Balances at December 31, 2010                                            6     3,591       27       177     3,801
                                                                    ------   -------   ------   -------   -------
Net loss 2011                                                           --        --       --    (1,068)   (1,068)
Change in net unrealized capital gains and losses                       --        --       --     1,028     1,028
Change in net unrealized foreign exchange capital gains and losses      --        --       --        23        23
Change in net deferred income tax                                       --        --       --        12        12
Change in non-admitted assets                                           --        --       --       244       244
Change in asset valuation reserve                                       --        --       --       (49)      (49)
Surplus withdrawn from Separate Accounts                                --        --       --         8         8
Other changes in surplus in Separate Accounts                           --        --       --         2         2
Surplus contributed to Parent                                           --      (729)      --        --      (729)
Dividends to stockholders                                               --        --       --      (380)     (380)
Additional admitted deferred tax assets                                 --        --       15        --        15
                                                                    ------   -------   ------   -------   -------
Balances at December 31, 2011                                       $    6   $ 2,862   $   42   $    (3)  $ 2,907
                                                                    ======   =======   ======   =======   =======

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
                      STATUTORY STATEMENTS OF CASH FLOWS

                                                                            YEARS ENDED DECEMBER 31,
$ in millions                                                               ----------------------
                                                                               2011         2010
                                                                            ----------   ----------
Premiums and annuity considerations collected, net of reinsurance           $       26   $       42
Net investment income received                                                     398          477
Other cash provided                                                                 20           16
                                                                            ----------   ----------
Total revenues received                                                            444          535
                                                                            ----------   ----------
Benefit and loss related payments                                                  507          610
Net transfers to (from) separate accounts                                          (69)           6
Commissions, other expenses and taxes paid                                          13           70
Federal income taxes recovered                                                     (88)         (25)
                                                                            ----------   ----------
Total benefits and expenses paid                                                   363          661
                                                                            ----------   ----------
Net cash provided by (used in) operations                                           81         (126)
                                                                            ----------   ----------
Proceeds from investments sold, matured or repaid:
   Bonds                                                                         1,631        1,500
   Stocks                                                                          263          363
   Mortgage loans                                                                  471          279
   Real estate                                                                      13           --
   Other invested assets                                                           381          371
   Net gains (losses) on cash, cash equivalent and short-term investments           --           --
   Miscellaneous proceeds                                                           --           --
                                                                            ----------   ----------
Total proceeds from investments sold, matured or repaid                          2,759        2,513
                                                                            ----------   ----------
Cost of investments acquired:
   Bonds                                                                         2,678           95
   Stocks                                                                           61           12
   Mortgage loans                                                                   26           99
   Real estate                                                                       3           --
   Other invested assets                                                            55           28
   Miscellaneous applications                                                       --           --
                                                                            ----------   ----------
Total cost of investments acquired                                               2,823          234

Net decrease in contract loans                                                       2            9
                                                                            ----------   ----------
Net cash provided by (used in) investing activities                                (62)       2,288
                                                                            ----------   ----------
Capital and paid-in surplus                                                         27           --
Net withdrawals on deposit-type contracts and other insurance liabilities       (1,786)         (39)
Dividends to stockholders                                                         (380)          --
Other cash provided                                                                223           22
                                                                            ----------   ----------
Net cash used in financing and from miscellaneous sources                       (1,916)         (17)
                                                                            ----------   ----------
Net increase (decrease) in cash and short-term investments                      (1,897)       2,145
Cash and short-term investments at beginning of year                             3,339        1,194
                                                                            ----------   ----------
Cash and short-term investments at end of year                              $    1,442   $    3,339
                                                                            ==========   ==========
Non-cash activity:
Variable compensation contribution from AIG throughout 2011 and 2010        $        6   $        2
                                                                            ==========   ==========
Fixed assets contributed to SunAmerica Annuity and Life Assurance Company
on January 22, 2010                                                                 --           19
                                                                            ==========   ==========

           See accompanying notes to statutory financial statements.

                       SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO STATUTORY FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

   SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SAFG Retirement Services, Inc. ("SAFGRS" or "the Parent") which is a wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company is a stock life insurance company domiciled and licensed in the State of Arizona and is subject to regulation by the Arizona Department of Insurance. It is also subject to regulation by the states in which it transacts business.

   The Company owns 100% of the common stock of SunAmerica Annuity and Life Assurance Company ("SAAL"), which is domiciled and licensed in the State of Arizona; UG Corporation, an investment company; SA Affordable Housing, LLC ("SAAH LLC"), an investment company; and SunAmerica Investments Inc. ("SAII"), an investment company.

   On December 31, 2011 and to facilitate the merger of First SunAmerica Life Insurance Company ("FSA") with and into The United States Life Insurance Company in the City of New York ("USL") with USL being the surviving entity, the Company made a return of capital distribution of 100% of the capital stock of FSA, valued at $734.5 million, to the Parent, which upon receipt of such capital stock distributed the same to AIG.

   The Company has been primarily engaged in the business of writing guaranteed investment contracts ("GICs") directed to the institutional marketplace, but stopped writing new business after the first quarter of 2005. The Company also administers closed blocks of GICs and fixed annuities, on which it earns net investment income. The Company is licensed in 49 states and the District of Columbia.

   The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities.

   The Company is exposed to the risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risks. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. These accounting practices vary in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"), as described herein.

   The Arizona Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Arizona for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Arizona Insurance Law. The National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Arizona. The state has the right to permit other specific practices that deviate from prescribed practices.

   A reconciliation of the Company's net loss and capital and surplus between NAIC SAP and practices prescribed or permitted by the State of Arizona is shown below:

                                                        DECEMBER 31,
       $ in millions                                 ------------------
                                                       2011      2010
                                                     --------  --------
       Net Loss, Arizona basis                       $ (1,068) $   (155)
                                                     --------  --------
       Net Loss, NAIC SAP                            $ (1,068) $   (155)
                                                     ========  ========
       Statutory Capital and Surplus, Arizona basis  $  2,907  $  3,801
                                                     --------  --------
       Statutory Capital and Surplus, NAIC SAP       $  2,907  $  3,801
                                                     ========  ========

   In 2010, the Company received permission from the Arizona Department of Insurance to restate the gross paid-in and contributed surplus and the unassigned funds components of surplus, similar to the restatement of surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. This restatement resulted in an increase in unassigned funds in an amount equal to the contributions received from AIG, its ultimate parent, that offset the Company's and its insurance subsidiaries' losses incurred on certain securities and a corresponding decrease in gross paid-in and contributed surplus. The permitted practice had no impact on either the Company's net income or total capital and surplus. In addition, there was no impact on the Company's risk-based capital ("RBC") results.

   Both of the Company's insurance subsidiaries also received approval from their respective domiciliary regulators regarding the use of the same quasi-reorganization permitted practice, resulting in decreases in their gross paid-in and contributed surplus balances and corresponding increases in their unassigned funds balances. The reclassification entries associated with the subsidiaries' approved permitted practices had no impact on the Company's financial statements.

   Certain classifications and format changes have been made to prior year amounts to conform to the current year presentation.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Use of Estimates

   The preparation of financial statements in conformity with accounting practices prescribed or permitted by the Arizona Department of Insurance requires management to make estimates and assumptions that affect the reported amounts in the statutory financial statements and the accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the period. The areas of significant judgments and estimates include the following:

       .  Application of other-than-temporary impairments;

       . Estimates with respect to income taxes, including recoverability of deferred tax assets ("DTAs");

       . Fair value measurements of certain financial assets; and . Policy reserves for life, annuity, accident and health insurance contracts, including guarantees.

   These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the statutory assumptions used, the Company's statements of admitted assets, liabilities and capital and surplus, statements of operations and statutory statement of cash flows could be materially affected.

   SIGNIFICANT ACCOUNTING POLICIES

   Bonds

   Bonds not backed by other loans are carried at amortized cost except for those with a NAIC designation of "6" or "6*". Bonds with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. Bonds that have not been filed and have not received a rating in over one year from the NAIC's Security Valuation Office ("SVO") receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Bonds filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with NAIC 5* designations are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. If the decline in fair value of a bond is considered to be other-than-temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The determination that a security has incurred an other-than-temporary impairment ("OTTI") in value and the amount of any loss recognition requires the judgment of the Company's management and a continued review of its investments. The discount or premium on bonds is amortized using the effective yield method.

   All residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS") were defined to be loan-backed and structured

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   securities ("LBaSS") for 2010. The definition of LBaSS was expanded in 2011 to include certain securities that were previously accounted for pursuant to the guidance for bonds, other than LBaSS. The additional securities included in LBaSS in 2011 includes, but is not limited to, pass-thru securities, lease-backed securities, equipment trust certificates, loan-backed securities issued by special purpose corporations or trusts, and securities where there is not direct recourse to the issuer. LBaSS are stated at amortized cost, except for those with a NAIC designation of "6" or "6*". LBaSS with a NAIC 6 rating are carried at the lower of amortized cost or fair value, with unrealized losses charged directly to unassigned surplus. LBaSS that have not been filed and have not received a rating in over one year from the SVO receive a "6*" rating and are carried at zero, with the unrealized loss charged directly to unassigned surplus. Securities filed with the SVO which receive a "6*" designation may carry a value greater than zero. Securities are assigned a NAIC 5* designation if the Company certifies that (1) the documentation necessary to permit a full credit analysis does not exist, (2) the issuer or obligor is current on all contracted interest and principal payments and (3) the Company has an actual expectation of ultimate repayment of all contracted interest and principal. Securities with a NAIC 5* designation are deemed to possess the credit characteristics of securities assigned a NAIC 5 designation. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary. Income recognition for LBaSS is determined using the effective yield method and estimated cash flows. Prepayment assumptions for single-class and multi-class mortgage-backed and asset-backed securities were obtained from an outside vendor or internal estimates. The Company uses independent pricing services and broker quotes in determining the fair value of its LBaSS. The Company uses the retrospective adjustment method to account for the effect of unscheduled payments affecting high credit quality securities, while securities with less than high credit quality and securities for which the collection of all contractual cash flows is not probable are both accounted for using the prospective adjustment method.

   RBC charges are based on the final NAIC designation. For LBaSS, NAIC designations are determined with a multi-step approach. The initial designation is used to determine the carrying value of the security. The final NAIC designation is used for reporting and affects RBC. The final NAIC designation is determined in one of three ways for 2011. The final NAIC designation for most RMBS and CMBS is determined by financial modeling conducted by BlackRock and PIMCO, respectively. RMBS and CMBS that are not financially modeled, primarily due to a lack of publicly available information and most remaining LBaSS are subject to a modified rating based on an NAIC matrix and the Company's carrying value for the security. For credit tenant loans, equipment trust certificates, any corporate-like securities rated by the SVO, interest only securities, and those securities with an original NAIC designation of 1, 5*, 6, or 6*, the final NAIC designation is based on the SVO or Acceptable Rating Organization ("ARO") rating and is not subject to a modified rating or financial modeling.

   Preferred Stocks

   Preferred stocks with NAIC designations of "1", "2" and "3" are carried at amortized cost. All other preferred stocks are stated at the lower of cost, amortized cost or fair value, with unrealized investment losses charged directly to unassigned surplus. Provisions made for impairment are

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   recorded as realized investment losses when declines in fair value are determined to be other-than-temporary.

   Common Stocks

   Unaffiliated common stocks are carried at fair value, with unrealized investment gains and losses credited or charged directly to unassigned surplus. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other-than-temporary.

   Investments in US domiciled insurance subsidiary, controlled, and affiliated ("SCA") entities (affiliated common stocks) are recorded based on the underlying audited statutory equity of the respective entity's financial statements, adjusted for unamortized goodwill, if applicable. Investments in non-insurance SCA entities are recorded at audited US GAAP equity and further adjusted to a statutory basis of accounting, if applicable. Investments in non-insurance SCA entities in which audited US GAAP financial statements are not available, or audited foreign GAAP basis financial statements that include a footnote that reconciles net income and equity on a foreign GAAP basis to US GAAP are not available, have been non-admitted as assets as required by Statement of Statutory Accounting Principle ("SSAP") No. 97, "Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88" ("SSAP 97"), if applicable. Undistributed equity in earnings of affiliates is included in unassigned surplus as a component of unrealized investment gains or losses. Dividends received from such affiliates are recorded as investment income when received.

   Mortgage Loans

   Mortgage and Mezzanine real estate loans are carried at amortized unpaid balances less any allowance for loan loss. Loan origination fees and costs, other than points, are expensed as incurred.

   Loans are monitored, identified, evaluated, segmented and reserved based on certain risk factors, including past due status, debt service coverage rate, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the collateral property is located and condition of the collateral property.

   A loan is identified as impaired when it is probable that interest and principal payments will not be collected according to the contractual terms of the loan agreement. The measurement of impaired loans is generally determined based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if collateral dependent, the fair value of the collateral supported by an internal cash flow analysis, third party broker opinion of value or a third party appraisal report. The allowance amount is calculated as the excess of book value of the individual loan over the fair value of its collateral less estimated costs to sell and obtain. Impairment amounts are established as a valuation allowance against the amortized unpaid balances with a corresponding charge to unrealized gain or loss. Interest income on such impaired loans is recognized when cash is received.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   There are two components of allowance for loan loss: 1) specific loan loss allowance that is determined for individual loans that are specifically identified as impaired ("specific loan loss allowance") and 2) a general reserve for loans with similar risk characteristics that is determined using the current loan-to-value as adjusted, as necessary, to reflect the impact of current conditions ("segment loan loss allowance").

   Real Estate

   Real estate consists of properties held for the production of income and properties held for sale. Properties held for the production of income are carried at depreciated cost less encumbrances unless events or circumstances indicate the carrying amount of the asset (amount prior to reduction for encumbrances) may not be recoverable. Properties held for sale are carried at the lower of its carrying amount or fair value less estimated costs to sell the property less encumbrances.

   Real estate obtained through foreclosure, in satisfaction of a loan, is recorded at the time of foreclosure at the lower of fair value (as determined by acceptable appraisal methodologies) or the carrying value of the related loan.

   Cash, Cash Equivalents and Short-term Investments

   Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments that have original maturities of three months or less at date of purchase and are stated at amortized cost, which approximates fair value. Short-term investments consist of securities that have original maturities of greater than three months and less than twelve months at date of purchase and are stated at amortized cost, which approximates fair value.

   Contract Loans

   Contract loans are carried at unpaid balances, which include unpaid principal plus accrued interest, including 90 days or more past due. All loan amounts in excess of the policy cash surrender value are considered non-admitted assets.

   Other Invested Assets

   Other invested assets principally consist of investments in limited partnerships and limited liability companies. Investments in limited partnerships and limited liability companies, except for joint ventures, partnerships and limited liability companies with a minor ownership interest, shall be reported using an equity method as defined in SSAP 97. Pursuant to SSAP 97, such investments are generally reported based on audited US GAAP equity, with subsequent adjustment to a statutory basis of accounting, if applicable.

   Joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10%) or lacks control, were generally recorded based on the underlying audited US GAAP equity of the investee, with some prescribed exceptions. SSAP

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   No. 48, "Joint Ventures, Partnerships, and Limited Liability Companies" ("SSAP 48") allows the use of (a) the US GAAP basis equity as set forth in the audited footnote reconciliation of Foreign GAAP equity and income to US GAAP within the audited foreign GAAP financial statements or (b) the International Financial Reporting Standards ("IFRS") basis equity in the audited IFRS prepared financials statements as an acceptable basis for the valuation of minor/non-controlled investments. In addition, the audited U.S. tax basis equity may also be used in certain circumstances.

   All investments in other invested assets in which underlying audited US GAAP financial statements, or another acceptable audited basis of accounting as described above were not available have been non-admitted as assets as required by SSAPs 48 and/or SSAP 97. The Company had $31.4 million and $47.9 million in non-admitted partnership investments at December 31, 2011 and December 31, 2010, respectively. Undistributed accumulated earnings of admitted other invested assets are included in unassigned surplus as a component of unrealized investment gains or losses. Distributions received that are not in excess of the undistributed accumulated earnings are recognized as investment income. Impairments that are determined to be other-than-temporary are recognized as realized losses.

   Investment Income

   Due and accrued income is excluded from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days or is uncertain, and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days or where interest is uncollectible.

   Net Realized Capital Gains (Losses)

   Realized investment gains and losses, which are determined by using the specific identification method, are reflected in operations net of applicable federal income taxes and transfers to the interest maintenance reserve ("IMR").

   Bond Impairments

   The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investments.

   For bonds, other than LBaSS, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. If it is determined an OTTI has occurred, the cost basis of bonds are written down to fair value.

   For LBaSS, a non-interest related (i.e. credit-related) OTTI (resulting from a decline in value due to fundamental credit problems of the issuer) is recognized when the projected discounted cash flows for a particular security are less than its amortized cost. When a non-interest related OTTI occurs, the LBaSS is written down to the present value of cash flows expected to be collected.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   An OTTI is also deemed to have occurred if the Company intends to sell the LBaSS or does not have the intent and ability to retain the LBaSS until recovery. When this occurs, the LBaSS is written down to fair value.

   In assessing whether a non-interest related OTTI has occurred for LBaSS, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities. When estimating future cash flows, management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class.

       .  Current delinquency rates;

       .  Expected default rates and timing of such defaults;

       .  Loss severity and timing of any such recovery;

       .  Expected prepayment speeds; and

       .  Ratings of securities underlying structured products.

   In periods subsequent to the recognition of an OTTI loss, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

   Non-admitted Assets

   All assets specifically designated as non-admitted and assets not designated as admitted, such as a negative IMR, a certain portion of DTAs, certain other invested assets, furniture, fixtures, leasehold improvements, prepaid assets, agents balances or other receivables over ninety days and non-operating software, are excluded from the statutory statement of admitted assets, liabilities and capital and surplus, and the change in the aggregate amount of such assets is reflected as a separate component of unassigned surplus. Non-admitted assets amounted to $305.6 million and $565.1 million at December 31, 2011 and 2010, respectively.

   Electronic Data Processing ("EDP") Equipment and Operating System ("OS") Software

   The Company contributed all of its EDP equipment and software to SAAL in January 2010.

   Derivative Financial Instruments

   All derivative instruments are recognized in the financial statements. Derivative instruments used in hedging transactions that meet the criteria of a highly effective hedge are reported in the statutory statement of admitted assets, liabilities and capital and surplus in a manner consistent with the hedged asset or liability ("hedge accounting"). Changes in carrying value or cash flow of derivatives that qualify for hedge accounting are recorded consistently with how the changes in the carrying value or cash flow of the hedged asset or liability are recorded. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   effective hedge ("ineffective hedges") are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses. Hedge accounting was not used for any derivative instruments in 2011 and 2010. Foreign currency unrealized gains or losses are also recorded on foreign-denominated GIC liabilities. The foreign currency conversion on GIC liabilities was $11.2 million and $33.0 million in cumulative unrealized losses at December 31, 2011 and 2010, respectively.

   IMR

   The IMR is calculated based on methods prescribed by the NAIC and was established to prevent large fluctuations in interest related investment gains and losses resulting from sales (net of taxes) and interest related OTTI (net of taxes). An interest related OTTI occurs when the Company, at the balance sheet date, has the intent to sell an investment or does not have the intent and ability to hold the security, before recovery of the cost of the investment. For LBaSS, if the Company recognized an interest related OTTI, the non-interest related OTTI is booked to Asset Valuation Reserves ("AVR"), and the interest related portion to IMR. Such gains and losses are deferred into the IMR and amortized into income using the grouped method over the remaining contractual lives of the securities sold. The negative IMR balances of $105.2 million and $155.6 million were considered non-admitted assets at December 31, 2011 and 2010, respectively.

   AVR

   The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreased in surplus.

   Separate Account Assets and Liabilities

   Separate account liabilities are composed of certain market-value-adjusted fixed annuities. The assets related to these fixed annuities are carried at fair value.

   Reserves for Life and Annuity Contracts

   Reserves for life policies are provided in accordance with the Commissioner's Reserve Valuation Method ("CRVM"). Reserves for fixed annuities and supplementary contracts with life contingencies are provided in accordance with the Commissioner's Annuity Reserve Valuation Method ("CARVM") as amended by Actuarial Guideline 33. The Company performs an annual cash flow testing in accordance with the NAIC Actuarial Opinion and Memorandum Regulation, to ensure the adequacy of the reserves. No additional reserves were required in 2011 and 2010 as a result of this analysis.

   At December 31, 2011 and 2010, respectively, the Company had $18.8 million and $22.3 million, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of Arizona. Reserves to cover the above insurance totaled $46,000 and $51,000 at December 31, 2011 and 2010, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   The tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

   Liabilities for Deposit-Type Contracts

   Liabilities for deposit-type contracts which include GIC's, supplementary contracts without life contingencies, and annuities certain are based on the discounting of future payments at an annual statutory effective rate. Tabular interest on other funds not involving life contingencies is based on the interest rate at which the liability accrues.

   Premiums, Annuity Considerations and Related Expenses

   Life premiums are recognized as income over the premium-paying periods of the related policies. Annuity considerations are reported as revenue when received. Premiums for deposit-type products, which include GICs, are credited directly to the respective reserves and are not recorded in the statutory statement of operations. Premiums on traditional life insurance contracts are reported net of both reinsurance and the adjustment for due and deferred premiums. Acquisition costs such as commissions and other expenses related to the acquisition of new business are charged to the statutory statement of operations as incurred.

   Reinsurance Premiums and Related Expenses

   Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

   Annuity, Life Contract and Deposit-Type Contract Surrender Benefits

   Annuity, universal life, interest-sensitive life benefits, payments under supplementary contracts with life contingencies and surrenders and withdrawals are reported on a cash basis. Withdrawals from deposit-type contracts, including those for GICs, directly reduce the liability for deposit-type contracts and do not flow through the statutory statement of operations.

   Allocated Expenses

   Pursuant to a cost allocation agreement, the Company purchases administrative, investment management, accounting, marketing and data processing services from AIG or its subsidiaries. The allocation of such costs for investment services is based on the level of assets under management. The allocation of costs for other services is based on estimated levels of usage, transactions or time incurred in providing the respective services.

   Income Taxes

   The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   net capital losses are utilized on a consolidated basis, the Company would recognize tax benefits based upon the amount of those deductions and credits utilized in the consolidated federal income tax return. Federal income tax expense or benefit reflected in the statutory statement of operations represents income taxes provided on income that is currently taxable, but excludes tax on net realized capital gains or losses.

   Income taxes on capital gains or losses reflect differences in the recognition of capital gains or losses on a statutory book basis versus a tax accounting basis. The most significant of such differences involve impairments of investments, which are recorded as realized losses in the statutory statement of operations, but are not recognized for tax purposes, and the deferral of net capital gains and losses into the IMR for statutory book income, but not for taxable income. Capital gains and losses on certain related party transactions are recognized for statutory financial reporting purposes but are deferred for income tax reporting purposes until the security is sold to an outside party.

   A net DTA or deferred tax liability ("DTL") is included in the statutory statement of admitted assets, liabilities and capital and surplus, which reflects the expected future tax consequences of temporary differences between the carrying values of assets and liabilities for statutory financial reporting purposes and the amounts used for income tax reporting purposes. The change in the net DTAs and DTLs is reflected in a separate component of unassigned surplus. Net DTAs are limited to their admissible amount according to SSAP No. 10R, "Income Taxes - Revised, a Temporary Replacement of SSAP No. 10" ("SSAP 10R").

   As discussed in Note 16, the Parent received income tax benefits from AIG relating to stock options exercised by its employees, which were subsequently contributed to the Company. Such benefits are recorded as contributed surplus with a corresponding increase to federal income taxes receivable.

   ACCOUNTING CHANGES

   SSAP No. 5R "Liabilities, Contingencies and Impairments of Assets"

   SSAP No. 5 "Liabilities, Contingencies and Impairments of Assets" ("SSAP 5") was revised ("SSAP 5R") effective January 1, 2011 to adopt Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, Guarantees, with modifications. These revisions require entities to record a liability it has undertaken in issuing a guarantee, even if the likelihood of having to make a payment under the guarantee is remote. These changes did not have a material impact on the Company's financial statutory statements.

   SSAP No. 35R "Guaranty Fund and Other Assessments"

   SSAP No. 35 "Guaranty Fund and Other Assessments" ("SSAP 35") was revised ("SSAP 35R") effective January 1, 2011 to adopt the GAAP guidance in ASC 405-30 (SOP 97-3) with some modifications. The revised SSAP modifies the requirement for recognizing liabilities for insurance related assessments. Under the new guidance the liability is not recognized until the event obligating the entity to pay a probable or imposed assessment has occurred. This impacts prospective-premium based guaranty fund assessments as the event that obligates the entity is the

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   writing of, or becoming obligated to write or renew the premiums on which future assessments are to be based. These revisions primarily affect property and casualty companies and did not have a material impact on the Company's statutory financial statements.

   SSAP No. 43R "Loan-Backed and Structured Securities"

   SSAP No. 43R "Loan-Backed and Structured Securities" ("SSAP 43R") was revised effective January 1, 2011 to require that gains and losses be bifurcated between IMR and AVR based on management's analysis, regardless of whether the gain or loss occurs due to a sale or a loss occurs due to OTTI.

   In addition, revisions to the definition of LBaSS has expanded the population of investments that are classified as LBaSS, including but not limited to pass-through securities, lease-backed securities, equipment trust certificates and credit tenant loans. These changes did not have a material impact on the Company's statutory financial statements.

   SSAP No. 10R "Income Taxes - Revised, A Temporary Replacement of SSAP No. 10"

   SSAP No. 10R, "Income Taxes - Revised, A Temporary Replacement of SSAP
   No. 10" ("SSAP 10R"), modifies two components of the admission calculation that may be utilized by certain reporting entities subject to RBC requirements that meet certain RBC thresholds: a) an up to three year reversal period for temporary differences instead of one year and b) 15% capital and surplus limit instead of 10%. Gross DTA are also subject to reduction by a valuation allowance if it is more likely than not that some portion or all of the gross DTA will not be realized. This guidance was originally temporarily effective for 2009 and interim and annual 2010 financial statements. Subsequent adopted revisions extending the SSAP 10R sunset clause through 2011 incorporated additional disclosures for tax-planning strategies. The increased amount in admitted DTA is separately reported in the special surplus funds of the statutory statements of admitted assets, liabilities and capital and surplus and in the incremental deferred tax assets line of statutory statement of changes in capital and surplus. See note 10 for further detail.

   SSAP No. 101 "Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10"

   Effective January 1, 2012, SSAP No. 101, "Income Taxes, A Replacement of SSAP No. 10R and SSAP No.10" ("SSAP 101"), states that statutory DTAs that are more likely than not to be realized are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks that corresponds with the Internal Revenue Service ("IRS") tax loss carryback provisions but not to exceed three years for existing temporary differences that reverse by the end of the subsequent calendar year, plus (2) the lesser of the remaining gross DTA expected to be realized within three years of the balance sheet date or 15 percent of the capital and surplus excluding any net DTA, EDP equipment and operating software and any net positive goodwill provided the Company's end of year RBC is greater than 300 percent, plus (3) the amount of the remaining gross DTA that can be offset against existing gross DTLs taking into account the tax character of the DTAs and DTLs and the reversal pattern of the temporary differences. The cumulative effect of adopting this pronouncement is not expected to be material on the Company's financial statements at January 1, 2012.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   DIFFERENCES IN STATUTORY ACCOUNTING AND US GAAP ACCOUNTING

   The accompanying financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Arizona Department of Insurance. These accounting practices vary in certain respects from US GAAP. The primary differences between NAIC SAP and US GAAP are as follows:

    a. Under NAIC SAP, investment in insurance subsidiaries are recorded based on the underlying audited statutory equity of the respective entity's financial statements, adjusted for unamortized goodwill, if applicable. Investments in non-insurance subsidiaries are recorded based upon the underlying US GAAP equity of a subsidiary with all undistributed earnings or losses shown as an unrealized gain or loss in unassigned surplus. Dividends received by the Company from its subsidiaries are recorded through net investment income. Under US GAAP, subsidiaries' financial statements are combined with the Company's financial statements through the consolidation accounting. All intercompany balances and transactions are eliminated under US GAAP. Dividends received by the Company from its subsidiaries reduce the Company's investment in the subsidiaries.

    b. Under NAIC SAP, certain assets designated as "non-admitted," principally a negative IMR, certain DTAs, EDP equipment, furniture and equipment, and prepaid expenses, are excluded from the accompanying statements of admitted assets, liabilities, and capital and surplus and are charged directly to unassigned surplus.

    c. Under NAIC SAP, the policy acquisition costs that vary with and are directly related to the acquisition of new business are expensed when incurred. Under US GAAP, acquisition costs related to life insurance and investment contracts to the extent recoverable from future gross profits, are deferred and amortized, generally in proportion to the present value of expected future gross profit margins.

    d. Under NAIC SAP, reserves for fixed annuities and supplementary contracts with life contingencies are provided in accordance with CARVM. Under
       US GAAP, fixed annuities and supplementary contracts with life contingencies liabilities are generally equal to the contract value that has accrued to the benefit of the policyholder.

    e. The separate accounts include non-unitized fixed annuity contracts that contain market value adjustment ("MVA") provisions issued in certain states. Under NAIC SAP, these contracts are accounted for in the separate account financial statements; under US GAAP, they are accounted for in the general account.

    f. Under NAIC SAP, statutory DTAs that are more likely than not to be realized are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carry backs for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross DTA expected to be realized within one year of the balance sheet date or 10 percent of the capital and surplus

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       excluding any net DTA, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of the remaining gross DTA that can be offset against existing gross DTLs. For calendar years 2011 and 2010, these limitations have been expanded, at the election of the Company, to include existing temporary differences that reverse by the end of the subsequent three calendar years and 15 percent of the capital and surplus, as adjusted above. The Company has made the election for the calendar years 2011 and 2010. The remaining DTAs are non-admitted. Deferred taxes do not include amounts for state taxes. Under U.S. GAAP, state taxes are included in the computation of deferred taxes, all DTAs are recorded, and a valuation allowance is established if it is more likely than not that some portion of the DTA will not be realized.

    g. Under NAIC SAP, income tax expense is based upon taxes currently payable. Changes in deferred taxes are reported in surplus and subject to admissibility limits; under US GAAP, changes in deferred taxes are recorded in income tax expense.

    h. Under NAIC SAP, investments in bonds and preferred stocks are generally reported at amortized cost. However, if bonds are designated category "6" and preferred stocks are designated categories "4 - 6" by the NAIC, these investments are reported at the lesser of amortized cost or fair value with a credit or charge to unrealized investment gains or losses. For US GAAP, such fixed-maturity investments are designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed-maturity investments are reported at fair value, with unrealized gains and losses reported in operations for those designated as trading and as a component of other comprehensive income for those designated as available-for-sale.

    i. Under NAIC SAP, all single-class and multi-class mortgage-backed or other asset-backed securities (e.g., Collateralized Mortgage Obligations ("CMO"), Mortgage-backed Securities ("MBS") and ABS) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium with respect to such securities using either the retrospective or prospective method. For LBaSS, subsequent to July 1, 2009, if it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted estimated future cash flows. Bonds, other than LBaSS, that were other-than temporarily impaired, were written down to fair value. For US GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS and ABS securities), other than high credit quality securities, would be adjusted using the prospective method when there is a change in estimated future cash flows. If high-credit quality securities must be adjusted, the retrospective method would be used. For all fixed maturity securities, if it is determined that a decline in fair value is other than temporary, the cost basis of the security would be written down to the discounted estimated future cash flows, while the non-credit portion of the impairment would be recorded as an unrealized loss in other comprehensive income.

    j. Under NAIC SAP, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement, valuation

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       allowances are established for temporarily-impaired mortgage loans based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate, less estimated costs to obtain and sell. The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus rather than being included as component of earnings as would be required under GAAP. If the impairment is other than temporary, a direct write down is recognized as a realized loss, and a new cost basis is established. Under GAAP, valuation allowances would be established when the Company determines it is probable that it will be unable to collect principal and interest due according to the contractual terms of the loan agreement. Such GAAP allowances would be based on the difference between the unpaid loan balance and the present value of expected future cash flows discounted at the loan's original effective interest rate or, if foreclosure is probable, on the estimated fair value of the underlying real estate.

    k. Under NAIC SAP, derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value with the changes in fair value recorded as unrealized gains or losses. Under US GAAP, these derivative instruments are accounted for at fair value with the changes in fair value recorded as realized gains or losses. Under US GAAP, fair value measurement for free standing derivatives incorporate either counterparty's credit risk for derivative assets or the Company's credit risk for derivative liabilities by determining the explicit cost to protect against credit exposure. This credit exposure evaluation takes into consideration observable credit default swap rates. Under STAT, non-performance risk (own credit-risk) totaling $132.6 million at December 31, 2011 was not reflected in the fair value calculations for derivative liabilities.

    l. Under NAIC SAP, the AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus. This is not required under US GAAP.

    m. Under NAIC SAP, the Company reports an IMR which represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds and mortgage loans. Such gains or losses are amortized into income on a straight-line basis over the remaining period to maturity based on groupings of individual securities sold in five-year bands. Realized gains and losses are reported net of tax and transfers to the IMR, below net gain from operations. Under
       US GAAP, pretax realized gains and losses are reported as a component of total revenues, with related taxes included in taxes from operations.

    o. Under NAIC SAP, revenues for universal life and annuity policies containing mortality or morbidity risk considerations consist of the entire premium received, and benefits incurred consist of the total of death benefits paid and the change in policy reserves. Payments received on contracts that do not incorporate any mortality or morbidity risk considerations (deposit-type contracts) are credited directly to an appropriate liability for deposit-type contract accounts without recognizing premium income. Interest credited to deposit-type contracts is recorded as an expense in the statements of operations when

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       earned. Payments that represent a return of policyholder balances are recorded as a direct reduction of the liability for deposit-type contracts, rather than a benefit expense. Under US GAAP, premiums received in excess of policy charges would not be recognized as premium revenue, and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    p. Under NAIC SAP, joint ventures, partnerships and limited liability companies in which the Company has a minor ownership interest (i.e., less than 10%) or lacks control, were generally recorded based on the underlying audited US GAAP equity of the investee and undistributed income and capital gains are reported in surplus as unrealized gains or losses. Under US GAAP, joint ventures, partnerships and limited liability companies are carried at US GAAP equity or cost depending on the Company's ownership position and equity in earnings of partnerships carried at equity is recorded as investment income.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   A reconciliation of the Company's statutory net loss to GAAP net income for the years ended December 31, 2011 and 2010 is shown below.

                                                              2011     2010
  $ in millions                                             -------  -------
  Net loss as reported on a statutory basis                 $(1,068) $  (155)
  Deferred acquisition costs and other deferred expenses         --      (12)
  Reserves                                                       19       24
  Amortization of IMR                                            21       29
  Realized gains and losses transferred to IMR, net of tax       29       15
  Realized investment gains (losses)                          1,043       (1)
  Investment income (loss)                                      (25)      34
  Derivatives                                                    20     (241)
  Equity gain from limited partnerships                          16       30
  Gains of subsidiaries                                          40      242
  Deferred income taxes                                         (71)     483
  Current income taxes                                          (16)      45
  Other                                                          --        1
                                                            -------  -------
  Total adjustments                                           1,076      649
                                                            -------  -------
  Net income as reported on a GAAP basis                    $     8  $   494
                                                            =======  =======

   A reconciliation of the Company's statutory capital and surplus to GAAP shareholder's equity at December 31, 2011 and 2010 is as follows:

                                                             2011     2010
   $ in millions                                           -------  -------
   Capital and surplus as reported on a statutory basis    $ 2,907  $ 3,801
   Deferred acquisition costs and other deferred expenses      586    1,111
   Reserves                                                     18     (207)
   Separate Account CARVM adjustment                          (376)    (375)
   IMR                                                         (81)     (87)
   Realized losses transferred to IMR, net of tax              (18)    (103)
   Realized investment losses                                 (136)    (183)
   Derivatives                                                (370)    (109)
   Equity income from investments in subsidiaries               33       --
   Deferred income taxes                                       229        5
   Current income taxes                                        (38)     (60)
   Asset valuation reserve                                     510      492
   Non-admitted assets                                         167      492
   Unrealized gains (losses) on invested assets                (16)      53
   Other                                                         2        3
                                                           -------  -------
   Total adjustments                                           510    1,032
                                                           -------  -------
   Shareholder's equity reported on a GAAP basis           $ 3,417  $ 4,833
                                                           =======  =======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


3. INVESTMENTS

   BONDS AND STOCKS

   The statement value, gross unrealized gains, gross unrealized losses and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2011 are as follows:

                                                                    GROSS      GROSS
                                                        STATEMENT UNREALIZED UNREALIZED ESTIMATED
$ in millions                                             VALUE     GAINS      LOSSES   FAIR VALUE
                                                        --------- ---------- ---------- ----------
U.S. governments                                         $    21   $      3   $    --    $     24
All other governments                                         14         --        --          14
U.S. special revenue and special assessment obligation       852         26        (1)        877
Hybrid securities                                            182          2       (57)        127
Industrial & miscellaneous                                 5,225        195      (403)      5,017
Parent, subsidiaries and affiliates                          100          1        (6)         95
                                                         -------   --------   -------    --------
Total Bonds                                                6,394        227      (467)      6,154
Preferred Stocks                                              --          1        --           1
                                                         -------   --------   -------    --------
Total Bonds and Preferred Stocks                         $ 6,394   $    228   $  (467)   $  6,155
                                                         =======   ========   =======    ========

   The statement value, gross unrealized gains, gross unrealized losses and the estimated fair value of bonds and preferred stocks by major security type at December 31, 2010 are as follows:

                                                                    GROSS      GROSS
                                                        STATEMENT UNREALIZED UNREALIZED ESTIMATED
$ in millions                                             VALUE     GAINS      LOSSES   FAIR VALUE
                                                        --------- ---------- ---------- ----------
U.S. governments                                         $    24   $     --   $    --    $     24
All other governments                                          5         --        --           5
U.S. special revenue and special assessment obligation       235         28        --         263
Hybrid securities                                            234          4       (47)        191
Industrial & miscellaneous                                 4,688        193      (521)      4,360
Parent, subsidiaries and affiliates                          133          6       (14)        125
                                                         -------   --------   -------    --------
Total Bonds                                                5,319        231      (582)      4,968
Preferred Stocks                                              --          1        --           1
                                                         -------   --------   -------    --------
Total Bonds and Preferred Stocks                         $ 5,319   $    232   $  (582)   $  4,969
                                                         =======   ========   =======    ========

   At December 31, 2011 and 2010, bonds carried at amortized cost of $10.9 million and $13.9 million, respectively, were on deposit with regulatory authorities in accordance with statutory requirements.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The following items pertain to common stocks at December 31:

                                                   2011     2010
             $ in millions                       -------- --------
             Cost of affiliated common stocks    $  2,666 $  4,675
             Cost of unaffiliated common stocks        37       18
                                                 -------- --------
             Total cost of common stocks         $  2,703 $  4,693
                                                 ======== ========

   The following tables summarize the Company's gross unrealized losses, including amounts on NAIC 6 and 6* bonds/preferred stocks, and estimated fair values on investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010:

$ in millions                                             LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                                                      GROSS                 GROSS                 GROSS
                                                         ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
DECEMBER 31, 2011                                        FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
-----------------                                        ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                                          $    --         --         --         --         --         --
All other governments                                          10         --         --         --         10         --
U.S. special revenue and special assessment obligations       298         (1)        --         --        298         (1)
Hybrid securities                                               8         (1)        82        (56)        90        (57)
Industrial & miscellaneous                                    966        (49)     1,632       (419)     2,598       (468)
Parents, subsidiaries and affiliates                           65         (6)        --         --         65         (6)
                                                          -------     ------     ------     ------     ------     ------
Total Bonds                                                 1,347        (57)     1,714       (475)     3,061       (532)
Preferred Stocks                                               --         --         --         --         --         --
Total Bonds and Preferred Stocks Total                    $ 1,347        (57)     1,714       (475)     3,061       (532)
                                                          =======     ======     ======     ======     ======     ======

   As of December 31, 2011, the number of securities in an unrealized loss position was 398. Bonds comprised 394 of the total, of which 274 were in a continuous loss position greater than 12 months.

$ in millions                                             LESS THAN 12 MONTHS    12 MONTHS OR MORE           TOTAL
                                                                      GROSS                 GROSS                 GROSS
                                                         ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED ESTIMATED  UNREALIZED
DECEMBER 31, 2010                                        FAIR VALUE   LOSSES   FAIR VALUE   LOSSES   FAIR VALUE   LOSSES
-----------------                                        ---------- ---------- ---------- ---------- ---------- ----------
U.S. governments                                          $    10         --         --         --         10         --
All other governments                                          --         --         --         --         --         --
U.S. special revenue and special assessment obligations        --         --         --         --         --         --
Hybrid securities                                              --         --        143        (47)       143        (47)
Industrial & miscellaneous                                    259        (14)     2,178       (614)     2,437       (628)
Parents, subsidiaries and affiliates                           69        (12)        11         (2)        80        (14)
                                                          -------     ------     ------     ------     ------     ------
Total Bonds                                                   338        (26)     2,332       (663)     2,670       (689)
Preferred Stocks                                               --         --         --         --         --         --
                                                          -------     ------     ------     ------     ------     ------
Total Bonds and Preferred Stocks                          $   338        (26)     2,332       (663)     2,670       (689)
                                                          =======     ======     ======     ======     ======     ======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   As of December 31, 2010, the number of securities in an unrealized loss position was 406. Bonds comprised 399 of the total, of which 352 were in a continuous loss position greater than 12 months.

   At December 31, 2011, the statement value and estimated fair value of bonds by expected maturity are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or repay obligations with or without call or prepayment penalties.

                                                  STATEMENT ESTIMATED
          $ in millions                             VALUE   FAIR VALUE
                                                  --------- ----------
          Due in one year or less                 $    121   $    121
          Due after one year through five years      1,391      1,385
          Due after five years through ten years       618        653
          Due after ten years                          257        295
          LBaSS                                      4,007      3,700
                                                  --------   --------
          Total                                   $  6,394   $  6,154
                                                  ========   ========

   Bonds in or near default as to payment of principal or interest had carrying values of $17.7 million and $55.5 million at December 31, 2011 and 2010, respectively, which are the NAIC market values.

   At December 31, 2011, the bond portfolio included $744.5 million of bonds (estimated fair value, $651.2 million) that were not rated investment-grade by the NAIC guidelines (categories 3-6). These bonds accounted for 5.4% of the Company's total assets and 5.5% of its invested assets. The Company's non-investment-grade portfolio, excluding structured securities, totaled $178.5 million and consisted of 53 issuers, with one issuer representing 14% and two issuers representing 11% of the total non-investment-grade portfolio, excluding structured securities. These non-investment-grade securities are comprised of bonds spanning 10 industries, with 24% of these assets concentrated in consumer non-cyclical, 23% in consumer cyclical, 16% in utilities and 15% in communications. No other industry concentration constituted more than 10% of these assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   At December 31, 2011, the Company's investment portfolio contained the following investments that individually exceeded 10% of the Company's total capital and surplus:

                                                           STATEMENT
                                                          VALUE AS A
                                                  2011       % OF
           $ in millions                        STATEMENT CAPITAL AND
           INVESTMENTS                            VALUE     SURPLUS
           -----------                          --------- -----------
           Common stocks (affiliated):
           SAAL                                 $    814         28%
           SAII                                 $  1,167         40%

           Other Invested Assets (affiliated):
           SAAH LLC                             $    580         20%

   Individually, these investments did not exceed 10% of the Company's admitted assets.

   At December 31, 2010, the Company's investment portfolio contained the following investments that individually exceeded 10% of the Company's total capital and surplus:

                                                           STATEMENT
                                                          VALUE AS A
                                                  2010       % OF
           $ in millions                        STATEMENT CAPITAL AND
           INVESTMENTS                            VALUE     SURPLUS
           -----------                          --------- -----------
           Common stocks (affiliated):
           SAAL                                 $    834         22%
           SAII                                 $  1,393         37%
           FSA                                  $    746         20%
           Other Invested Assets (affiliated):
           SAAH LLC                             $    646         17%

   Individually, these investments did not exceed 10% of the Company's admitted assets.

   LBaSS

   The Company determines fair value based on the amount at which a security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of the Company's ABS, RMBS, CMBS, and collateralized debt obligations ("CDOs") are priced by approved commercial pricing vendors and broker-dealer quotations. A small portion of the LBaSS that are not traded in active markets are priced by market standard internal valuation methodologies, which include discounted cash flow methodologies and matrix pricing. The estimated fair values are based on available market information and management's judgments.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The fair value and statement value of the Company's LBaSS as of December 31, 2011 and 2010 were as follows:

                                     2011         2011
                   $ in millions  FAIR VALUE STATEMENT VALUE
                                  ---------- ---------------
                      LBaSS       $    3,700   $    4,007

                                     2010         2010
                   $ in millions  FAIR VALUE STATEMENT VALUE
                                  ---------- ---------------
                      LBaSS       $    2,718   $    3,101

   Prepayment assumptions for single class, multi-class mortgage-backed and asset-backed securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

   At December 31, 2011 and 2010, the Company had exposure to a variety of LBaSS including - but not limited to - RMBS, CMBS and CDOs. These securities could have significant concentrations of credit risk by country, geography, property type, servicer or other characteristics. As part of its quarterly surveillance process, the Company takes into account many of these characteristics in making its assessment of OTTI.

   At December 31, 2011 and 2010, the Company did not have any impaired (fair value less than carrying value) LBaSS for which an OTTI should be recognized due to the intent to sell or an inability or lack of intent to retain the security for a period of time sufficient to recover the amortized cost basis.

   At December 31, 2011, the Company held the following LBaSS for which it had recognized non-interest related OTTI:

           BOOK/ADJUSTED                                                        DATE OF
           CARRYING VALUE                                                       FINANCIAL
           AMORTIZED COST PRESENT VALUE                                         STATEMENT
           BEFORE CURRENT OF PROJECTED  RECOGNIZED AMORTIZED COST FAIR VALUE AT  WHERE
CUSIP       PERIOD OTTI    CASH FLOWS      OTTI      AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- ---------- -------------- ------------- ---------
04541GQZ8   $ 1,703,569    $ 1,143,882  $  559,687  $ 1,143,882    $   194,602  4Q 2009
04541GRA2       147,056        120,781      26,275      120,781        236,639  4Q 2009
05948KHY8       360,877        300,419      60,458      300,419        158,803  4Q 2009
05948KHZ5       151,079         38,425     112,654       38,425        113,000  4Q 2009
05951EAC1     7,134,625      7,120,754      13,871    7,120,754      5,701,493  4Q 2009
059522BA9    95,667,624     93,649,846   2,017,778   93,649,846     62,034,766  4Q 2009
059522BG6    17,030,143     16,970,733      59,409   16,970,733     11,981,753  4Q 2009
07383UGB5    19,520,710     18,865,323     655,387   18,865,323     12,241,906  4Q 2009
07383UGC3       248,925        102,083     146,842      102,083            514  4Q 2009
07383UGD1        18,506         12,727       5,779       12,727            139  4Q 2009
07387UFE6    44,770,703     40,713,799   4,056,904   40,713,799     32,300,316  4Q 2009
1248M5AJ7       470,512        350,399     120,113      350,399        105,000  4Q 2009
12498FAC4     4,076,052      3,248,364     827,688    3,248,364        720,000  4Q 2009

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
126673W65   $ 2,653,618    $ 2,342,587    $   311,031    $ 2,342,587    $   302,174   4Q 2009
12667FHZ1     3,711,775      3,442,092        269,683      3,442,092      1,273,403   4Q 2009
12669FTC7     3,135,558      2,879,056        256,502      2,879,056      2,254,487   4Q 2009
12669FTD5       299,294         92,840        206,454         92,840        314,630   4Q 2009
161546HK5       943,594        919,643         23,951        919,643         92,981   4Q 2009
17180HAA6     7,095,713      6,633,825        461,888      6,633,825      1,250,000   4Q 2009
17180HAD0    10,093,568      4,837,133      5,256,435      4,837,133        875,000   4Q 2009
25150VAC0    95,034,369     85,254,853      9,779,516     85,254,853     45,029,990   4Q 2009
25151UAD9    29,821,874     29,609,622        212,252     29,609,622     20,051,660   4Q 2009
25151YAB5    72,600,475     70,790,166      1,810,309     70,790,166     60,063,067   4Q 2009
26440VAB0       391,465        356,200         35,265        356,200        356,000   4Q 2009
31359UPX7     1,815,552      1,752,002         63,550      1,752,002      1,211,558   4Q 2009
32051GHQ1       134,839        107,840         26,999        107,840         93,623   4Q 2009
32051GLV5     3,080,560      1,690,277      1,390,283      1,690,277        408,516   4Q 2009
32055GAE1     3,293,928      3,242,970         50,958      3,242,970      2,815,848   4Q 2009
36185MDS8     6,532,914      6,410,291        122,623      6,410,291      5,284,754   4Q 2009
36242DA60    11,313,046     10,299,195      1,013,851     10,299,195      5,054,772   4Q 2009
39538WAJ7     7,499,609      6,286,029      1,213,580      6,286,029        116,479   4Q 2009
43037QAC3     9,861,743      9,772,910         88,833      9,772,910      6,000,000   4Q 2009
45254NKB2     1,654,061      1,633,261         20,800      1,633,261        502,521   4Q 2009
45254NKC0     1,034,983        465,989        568,994        465,989        345,187   4Q 2009
45662FAD2    32,742,897     32,108,261        634,635     32,108,261     24,232,657   4Q 2009
542514KC7     4,038,752      3,587,855        450,897      3,587,855        603,789   4Q 2009
57643LNV4    11,713,997     10,741,639        972,358     10,741,639      4,353,760   4Q 2009
61744CNW2        33,741         28,012          5,729         28,012         88,110   4Q 2009
61744CNX0        20,724         17,330          3,394         17,330         55,144   4Q 2009
65535VJU3     1,437,659      1,391,143         46,516      1,391,143        343,134   4Q 2009
65535VJV1        65,233         23,172         42,061         23,172         42,260   4Q 2009
67571MAC3    20,145,538     19,896,219        249,319     19,896,219     13,202,700   4Q 2009
67606FAA1    13,705,353        776,000     12,929,353        776,000        776,000   4Q 2009
691215BB2    10,212,677     10,188,436         24,241     10,188,436      1,325,931   4Q 2009
691215BC0     1,718,195      1,596,733        121,462      1,596,733        323,529   4Q 2009
74951PDS4    23,529,376     22,259,245      1,270,131     22,259,245      6,300,212   4Q 2009
76111XGJ6       866,824        573,300        293,524        573,300        593,495   4Q 2009
785778DU2     4,690,747      4,657,059         33,688      4,657,059      1,823,556   4Q 2009
80384AAA3     1,129,908      1,008,470        121,437      1,008,470         68,324   4Q 2009
805564PQ8       986,110        919,866         66,244        919,866        197,570   4Q 2009
83611MGW2    10,000,594      9,958,810         41,784      9,958,810        324,551   4Q 2009
83611MGX0     6,257,303      5,053,104      1,204,199      5,053,104        163,683   4Q 2009
83611MGY8     4,959,404      3,151,164      1,808,240      3,151,164        138,339   4Q 2009
863579L63    15,840,164     15,749,443         90,720     15,749,443      9,754,138   4Q 2009
863579LH9     4,775,259      3,588,264      1,186,995      3,588,264        782,920   4Q 2009
863579LM8       148,916        126,427         22,489        126,427        126,427   4Q 2009
863579PA0     1,203,816        801,090        402,726        801,090         58,207   4Q 2009
881561RR7    19,500,000     18,345,756      1,154,244     18,345,756      1,025,308   4Q 2009
92922F3S5       755,106        398,953        356,152        398,953        519,421   4Q 2009
93936LAA5    26,997,975     19,340,867      7,657,109     19,340,867     19,784,245   4Q 2009

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
94981QAZ1   $  5,940,248  $  5,590,665    $   349,582    $  5,590,665  $  1,482,690   4Q 2009
            ------------  ------------    -----------    ------------  ------------
Total       $686,719,435  $623,333,599    $63,385,831    $623,333,599  $367,975,681
            ------------  ------------    -----------    ------------  ------------
000759BW9   $  1,070,997  $    919,373    $   151,624    $    919,373  $    689,350   1Q 2010
03072SQ65      6,000,369     3,300,852      2,699,517       3,300,852       283,165   1Q 2010
04541GQY1     10,982,597     9,854,698      1,127,900       9,854,698     4,208,152   1Q 2010
04541GQZ8      1,198,490       735,642        462,848         735,642       569,896   1Q 2010
05948KHY8        291,555       256,029         35,526         256,029       158,533   1Q 2010
05949ACH1        999,788       625,144        374,644         625,144       451,263   1Q 2010
05951EAC1      6,976,186     6,901,046         75,140       6,901,046     5,537,807   1Q 2010
07384YPC4     14,645,334    13,749,932        895,402      13,749,932     9,233,689   1Q 2010
073879BB3      4,118,198     3,472,801        645,396       3,472,801     1,081,665   1Q 2010
1248M5AJ7        350,399       216,923        133,476         216,923        87,500   1Q 2010
12497PAD1         32,276            --         32,276              --       265,143   1Q 2010
12498FAC4      3,329,028     2,093,952      1,235,076       2,093,952       540,000   1Q 2010
12629RAE6      5,766,551     5,542,926        223,625       5,542,926     3,540,000   1Q 2010
126671V37        135,649       117,240         18,409         117,240        20,674   1Q 2010
126673W65      2,346,265     1,665,708        680,558       1,665,708       570,039   1Q 2010
12669ELU8        827,383       419,528        407,855         419,528       577,383   1Q 2010
12669FTC7      2,866,232     2,839,482         26,750       2,839,482     2,266,947   1Q 2010
15132EGX0        449,331       362,437         86,894         362,437       364,272   1Q 2010
161546HK5        925,666       751,196        174,469         751,196        89,708   1Q 2010
26440VAB0        357,025        27,805        329,220          27,805            --   1Q 2010
26440VAC8        159,096        26,896        132,200          26,896            --   1Q 2010
31359UPW9      4,265,543     4,034,694        230,850       4,034,694     3,531,931   1Q 2010
31359UPX7      1,713,460     1,188,727        524,733       1,188,727     1,191,011   1Q 2010
32051GHP3      4,368,811     3,229,365      1,139,446       3,229,365       708,052   1Q 2010
32051GHQ1        211,069        96,225        114,844          96,225        73,042   1Q 2010
32051GLV5      2,386,851     1,429,747        957,104       1,429,747       528,252   1Q 2010
33736EAE1      2,499,976     2,413,973         86,003       2,413,973     1,519,500   1Q 2010
36242DA60     13,704,000     8,718,015      4,985,985       8,718,015     5,128,974   1Q 2010
39538WAH1     11,687,135    10,500,369      1,186,766      10,500,369       576,654   1Q 2010
39538WAJ7      6,572,912     3,475,664      3,097,248       3,475,664       159,635   1Q 2010
39539FAC8     65,226,898    61,504,980      3,721,918      61,504,980    35,556,920   1Q 2010
396782CZ5        109,552       108,188          1,364         108,188        75,051   1Q 2010
437084AW6      4,363,001     4,123,075        239,926       4,123,075     2,004,168   1Q 2010
45578WAE6     12,221,873    11,476,033        745,840      11,476,033    11,009,680   1Q 2010
542514KC7      3,645,436     3,048,370        597,066       3,048,370       607,726   1Q 2010
65535VJU3      1,393,151     1,248,873        144,278       1,248,873       231,359   1Q 2010
65535VJV1         23,172        21,905          1,267          21,905         6,562   1Q 2010
675748AE7      9,906,302     6,791,129      3,115,173       6,791,129     6,224,920   1Q 2010
675748AF4     13,832,362     5,717,474      8,114,889       5,717,474     5,283,216   1Q 2010
691215BC0      1,613,257       412,768      1,200,489         412,768       312,864   1Q 2010
74951PDS4     22,167,828    11,606,988     10,560,840      11,606,988     5,501,474   1Q 2010
76110HBE8      2,289,541     1,926,955        362,586       1,926,955     1,643,861   1Q 2010
76110HCH0      2,016,228     1,792,686        223,541       1,792,686     1,766,844   1Q 2010
76111XGJ6        564,640       207,137        357,503         207,137       524,879   1Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
785778DU2   $  4,452,052  $  3,687,819    $   764,233    $  3,687,819  $  1,631,518   1Q 2010
80384AAA3      1,000,503       752,711        247,792         752,711       166,636   1Q 2010
805564PQ8        933,539       552,326        381,213         552,326       273,345   1Q 2010
83611MGW2      9,959,415     9,859,600         99,815       9,859,600       483,583   1Q 2010
83611MGX0      5,089,227     2,897,672      2,191,555       2,897,672       270,595   1Q 2010
83611MGY8      3,208,221     1,657,737      1,550,484       1,657,737       372,465   1Q 2010
863579LH9      3,599,600       837,210      2,762,390         837,210       954,329   1Q 2010
863579PA0        699,563       197,353        502,209         197,353        49,734   1Q 2010
881561RR7     19,500,000    14,071,727      5,428,274      14,071,727       955,837   1Q 2010
88157JAA2     36,804,032    36,369,187        434,845      36,369,187    34,890,411   1Q 2010
92922F3S5        398,939       246,966        151,973         246,966       485,859   1Q 2010
94974SAH6        703,181       667,919         35,262         667,919       381,328   1Q 2010
94986DAA0      1,806,522     1,768,536         37,986       1,768,536     1,647,742   1Q 2010
963293AE5      6,639,400       660,375      5,979,026         660,375     1,527,062   1Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $345,405,607  $273,180,088    $72,225,521    $273,180,088  $158,792,205
            ------------  ------------    -----------    ------------  ------------
04541GQY1   $  9,922,631  $  8,951,922    $   970,708    $  8,951,922  $  4,297,784   2Q 2010
04541GQZ8        738,278       577,014        161,264         577,014       546,855   2Q 2010
05949ACG3      1,851,915     1,728,026        123,889       1,728,026     1,047,252   2Q 2010
05949ACH1        610,539       181,330        429,208         181,330       493,990   2Q 2010
05949AFN5      1,165,886       996,123        169,764         996,123       760,090   2Q 2010
07384YPC4     13,802,554    13,695,059        107,495      13,695,059     9,511,046   2Q 2010
073879BB3      3,533,599     3,201,147        332,452       3,201,147     1,111,721   2Q 2010
1248M5AJ7        216,923            --        216,923              --           700   2Q 2010
12498FAC4      2,096,303     1,617,024        479,279       1,617,024       480,000   2Q 2010
12513EAS3      2,953,755     1,852,584      1,101,171       1,852,584       725,740   2Q 2010
126671V37        120,818       120,446            371         120,446        21,743   2Q 2010
12669ELU8        408,229       212,064        196,166         212,064       600,213   2Q 2010
15132EGW2        913,586       874,460         39,126         874,460       774,254   2Q 2010
15132EGX0        356,792        82,900        273,892          82,900       366,560   2Q 2010
17180HAA6      6,863,935     6,311,813        552,122       6,311,813     1,250,000   2Q 2010
25150VAC0     74,029,577    72,884,618      1,144,960      72,884,618    39,032,225   2Q 2010
26440VAB0         27,805            --         27,805              --            --   2Q 2010
26440VAC8         26,896            --         26,896              --            --   2Q 2010
31359UPW9      3,954,423     3,906,807         47,617       3,906,807     4,050,625   2Q 2010
31359UPX7      1,175,267     1,074,733        100,534       1,074,733     1,194,010   2Q 2010
32051GHP3      3,251,936     2,268,409        983,528       2,268,409       765,710   2Q 2010
32051GHQ1         96,147        74,911         21,236          74,911        62,938   2Q 2010
32051GLV5      1,016,434       622,329        394,105         622,329       398,418   2Q 2010
33736EAE1      2,418,532     2,368,750         49,782       2,368,750     1,522,250   2Q 2010
36185MDS8      6,082,625     6,048,075         34,550       6,048,075     5,413,763   2Q 2010
39538WAH1     10,627,351     3,727,067      6,900,284       3,727,067       615,908   2Q 2010
39538WAJ7      3,509,164       118,501      3,390,663         118,501       160,273   2Q 2010
396782CY8         81,222        72,308          8,914          72,308        74,654   2Q 2010
396782CZ5         94,906        52,927         41,979          52,927        86,630   2Q 2010
437084AW6      3,748,481     3,689,615         58,866       3,689,615     2,026,762   2Q 2010
45578WAE6      7,789,758     7,378,351        411,407       7,378,351     7,399,992   2Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
57643LNV4   $ 10,807,586  $ 10,392,619    $   414,967    $ 10,392,619  $  4,779,608   2Q 2010
675748AE7      7,032,196     6,212,348        819,848       6,212,348     5,298,148   2Q 2010
675748AF4      5,691,534     4,501,428      1,190,106       4,501,428     3,550,938   2Q 2010
74951PDS4     11,263,509     4,295,020      6,968,489       4,295,020     4,976,938   2Q 2010
76110HBE8      1,862,844     1,775,055         87,789       1,775,055     1,630,341   2Q 2010
76110HCH0      1,713,196     1,665,920         47,275       1,665,920     1,706,218   2Q 2010
785778DU2      3,564,222     2,180,088      1,384,134       2,180,088     1,547,619   2Q 2010
80384AAA3        749,908       557,921        191,987         557,921        98,367   2Q 2010
863579LM8        126,015       124,596          1,419         124,596       184,644   2Q 2010
88157JAA2     33,563,102    33,423,656        139,446      33,423,656    32,731,866   2Q 2010
92922F3S5        248,667       172,914         75,753         172,914       431,901   2Q 2010
92990GAA1      4,708,989     4,664,910         44,080       4,664,910     4,220,238   2Q 2010
94974SAH6        648,833       635,134         13,698         635,134       381,423   2Q 2010
94979TAG1      1,627,005     1,626,165            841       1,626,165       761,556   2Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $247,093,873  $216,917,087    $30,176,788    $216,917,087  $147,091,911
            ------------  ------------    -----------    ------------  ------------
000759BW9   $    885,416  $    836,767    $    48,649    $    836,767  $    684,304   3Q 2010
03072SQ57      9,437,992     4,501,275      4,936,718       4,501,275       505,215   3Q 2010
03072SQ65      3,344,765     1,996,170      1,348,595       1,996,170       195,708   3Q 2010
04541GQY1      9,048,756     8,721,674        327,082       8,721,674     4,515,645   3Q 2010
05949ACH1        177,989       164,734         13,255         164,734       485,927   3Q 2010
05951EAC1      6,492,667     6,105,761        386,906       6,105,761     5,257,541   3Q 2010
059522BA9     86,326,335    83,829,494      2,496,841      83,829,494    70,825,867   3Q 2010
059522BC5     26,425,721    25,346,773      1,078,948      25,346,773    24,729,970   3Q 2010
059522BG6     15,751,949    13,899,703      1,852,247      13,899,703    12,762,035   3Q 2010
07383UGB5     17,553,312    12,944,479      4,608,833      12,944,479    12,744,571   3Q 2010
07384YPC4     13,776,585    12,790,057        986,528      12,790,057    10,306,536   3Q 2010
073879BB3      3,254,898     3,227,836         27,062       3,227,836     1,134,008   3Q 2010
12498FAC4      1,625,010     1,154,760        470,250       1,154,760       600,000   3Q 2010
12629RAE6      5,553,656     5,357,928        195,728       5,357,928     3,780,000   3Q 2010
12667FHZ1      3,306,128     3,231,928         74,201       3,231,928     1,334,336   3Q 2010
12667G5S8     15,430,658    14,652,686        777,972      14,652,686    11,813,441   3Q 2010
12669E2X3      1,847,159     1,818,225         28,933       1,818,225     1,073,592   3Q 2010
12669FBW2     12,334,838    11,631,942        702,896      11,631,942     6,295,423   3Q 2010
12669FTC7      2,818,365     2,608,066        210,299       2,608,066     2,483,683   3Q 2010
17180HAA6      6,342,794     2,431,988      3,910,806       2,431,988     1,250,000   3Q 2010
25150VAC0     67,535,426    60,134,891      7,400,535      60,134,891    47,453,234   3Q 2010
25151UAD9     26,939,923    25,277,591      1,662,332      25,277,591    19,572,715   3Q 2010
25151YAB5     72,722,548    72,667,838         54,710      72,667,838    71,074,749   3Q 2010
31359UPW9      3,800,126     3,709,965         90,161       3,709,965     4,010,813   3Q 2010
31359UPX7      1,053,690       984,384         69,306         984,384     1,175,514   3Q 2010
32051GHQ1         74,851        66,798          8,053          66,798        50,115   3Q 2010
32051GLV5        625,017       461,169        163,848         461,169       324,711   3Q 2010
32055GAE1      2,914,685     2,693,875        220,810       2,693,875     2,845,011   3Q 2010
33736EAE1      2,385,913     2,282,678        103,236       2,282,678     1,864,250   3Q 2010
33736TAD0      2,022,036     1,976,528         45,508       1,976,528     1,344,600   3Q 2010
36185MDS8      5,906,624     5,806,098        100,525       5,806,098     5,443,164   3Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
39538WAJ7   $    118,501  $     83,400    $    35,101    $     83,400  $    106,000   3Q 2010
39539FAC8     62,618,725    61,781,230        837,495      61,781,230    57,284,475   3Q 2010
396782CY8         71,729        68,501          3,228          68,501        73,307   3Q 2010
43037QAC3      9,977,861     9,969,750          8,111       9,969,750     6,900,000   3Q 2010
437084AW6      2,960,399     2,749,617        210,782       2,749,617     2,036,318   3Q 2010
45578WAE6      7,521,065     7,336,942        184,123       7,336,942     7,540,626   3Q 2010
45662FAD2     27,523,839    27,128,221        395,618      27,128,221    25,126,953   3Q 2010
48600RAC7      8,774,874     8,316,360        458,514       8,316,360     6,900,000   3Q 2010
57643LNV4     10,384,787     9,561,044        823,743       9,561,044     4,957,848   3Q 2010
59020UFA8      2,190,082     2,049,483        140,599       2,049,483       756,141   3Q 2010
65535VJU3      1,268,461     1,214,055         54,406       1,214,055       216,899   3Q 2010
66858XAJ0      1,728,298     1,525,720        202,578       1,525,720     1,172,000   3Q 2010
675748AE7      6,234,785     5,639,307        595,478       5,639,307     5,023,765   3Q 2010
675748AF4      4,541,302     3,499,805      1,041,497       3,499,805     2,690,605   3Q 2010
691215BB2     10,279,520    10,242,366         37,154      10,242,366     1,733,602   3Q 2010
74951PDS4      4,224,323     2,667,472      1,556,851       2,667,472     2,667,472   3Q 2010
7609853F6      2,427,392     2,228,372        199,020       2,228,372       583,699   3Q 2010
76110HBE8      1,731,055     1,447,705        283,350       1,447,705     1,620,555   3Q 2010
78386NDF3      1,940,113     1,419,588        520,525       1,419,588     1,507,018   3Q 2010
805564PQ8        563,109       481,461         81,649         481,461       244,358   3Q 2010
83611MGW2      9,966,145     6,443,490      3,522,655       6,443,490       666,690   3Q 2010
83611MGX0      2,981,423     1,461,528      1,519,895       1,461,528       333,528   3Q 2010
83611MGY8      1,638,778       346,895      1,291,883         346,895       280,421   3Q 2010
863579L63     15,277,138    14,036,184      1,240,954      14,036,184    12,287,457   3Q 2010
863579PA0        133,612       104,509         29,103         104,509        34,929   3Q 2010
86358RZB6      1,698,027     1,087,817        610,210       1,087,817     1,002,258   3Q 2010
86359AET6      7,589,977     7,224,073        365,903       7,224,073     6,464,418   3Q 2010
881561RR7     14,535,177    11,280,594      3,254,583      11,280,594     1,025,232   3Q 2010
88156PAY7     40,449,693    39,265,226      1,184,467      39,265,226    29,078,977   3Q 2010
88157JAA2     30,827,482    28,683,469      2,144,013      28,683,469    28,683,469   3Q 2010
92990GAA1      4,531,884     4,242,061        289,822       4,242,061     4,137,068   3Q 2010
94979TAG1      1,547,449     1,503,993         43,456       1,503,993       744,455   3Q 2010
94981QAZ1      5,596,162     5,240,541        355,621       5,240,541     1,339,326   3Q 2010
94986DAA0      1,633,839     1,597,602         36,237       1,597,602     1,597,602   3Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $733,202,838  $675,242,442    $57,960,397    $675,242,442  $544,754,149
            ------------  ------------    -----------    ------------  ------------
03072SQ40   $ 10,050,165  $    306,990    $ 9,743,175    $    306,990  $  1,183,810   4Q 2010
03072SQ57      4,528,577       206,000      4,322,576         206,000       597,113   4Q 2010
03072SQ65      2,004,140       117,696      1,886,444         117,696       211,380   4Q 2010
04541GQY1      8,832,914     8,510,457        322,457       8,510,457     4,900,454   4Q 2010
05948KHY8        230,482       200,860         29,622         200,860       151,049   4Q 2010
05949ACG3      1,591,509     1,335,534        255,975       1,335,534       972,614   4Q 2010
059522BA9     81,758,444    79,183,191      2,575,253      79,183,191    66,806,607   4Q 2010
059522BC5     23,737,637    23,603,605        134,033      23,603,605    22,313,949   4Q 2010
07383UGB5     12,648,441    11,567,281      1,081,160      11,567,281    11,567,281   4Q 2010
07383UGC3        131,451        60,393         71,058          60,393           465   4Q 2010
07384YPC4     12,914,073    12,628,616        285,457      12,628,616    10,498,365   4Q 2010

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
073914C43   $    132,766  $    118,442    $    14,324    $    118,442  $     93,390   4Q 2010
126673W65      1,683,694       408,537      1,275,156         408,537       734,646   4Q 2010
12667FHZ1      3,143,169     2,705,486        437,682       2,705,486     1,290,555   4Q 2010
12667G5S8     14,041,619    13,592,352        449,267      13,592,352    11,404,128   4Q 2010
12669FBW2     11,625,438    11,420,426        205,012      11,420,426     6,373,228   4Q 2010
161546HE9      6,638,901     6,266,705        372,196       6,266,705     3,467,526   4Q 2010
25150VAC0     57,490,894    49,008,202      8,482,692      49,008,202    46,530,583   4Q 2010
25151UAD9     24,659,999    22,774,712      1,885,287      22,774,712    19,622,597   4Q 2010
25151YAB5     73,562,288    72,789,643        772,645      72,789,643    73,534,315   4Q 2010
32051GHP3      2,283,931       357,182      1,926,749         357,182       713,861   4Q 2010
32051GLV5        460,081       272,477        187,605         272,477       330,222   4Q 2010
33736EAE1      2,304,668     2,290,750         13,918       2,290,750     2,024,000   4Q 2010
39538WAH1      3,863,363       209,315      3,654,048         209,315       459,401   4Q 2010
437084AW6      2,199,715     2,137,551         62,164       2,137,551     1,722,961   4Q 2010
45578WAE6      7,289,981     7,206,386         83,595       7,206,386     7,463,339   4Q 2010
45662FAD2     24,711,314    24,701,987          9,328      24,701,987    22,729,368   4Q 2010
48600RAC7      8,431,877     8,390,580         41,297       8,390,580     7,900,000   4Q 2010
57643LNV4      9,604,764     9,214,985        389,779       9,214,985     5,624,879   4Q 2010
59020UFA8      2,034,380     1,971,516         62,864       1,971,516       757,838   4Q 2010
65535VJU3      1,230,027     1,195,251         34,776       1,195,251       578,397   4Q 2010
675748AE7      5,579,748     4,617,886        961,862       4,617,886     4,980,072   4Q 2010
675748AF4      3,496,819     2,573,449        923,371       2,573,449     2,686,093   4Q 2010
74951PDS4      2,623,404     2,543,446         79,958       2,543,446     2,543,446   4Q 2010
7609853F6      2,221,669       489,709      1,731,960         489,709       576,275   4Q 2010
76110HBE8      1,398,663     1,079,063        319,600       1,079,063     1,546,438   4Q 2010
76110HCH0      1,493,235     1,491,258          1,977       1,491,258     1,510,586   4Q 2010
76110WMW3     13,712,458    12,877,252        835,205      12,877,252     8,190,896   4Q 2010
80384AAA3        563,626       396,671        166,955         396,671       504,886   4Q 2010
83611MDJ4      3,338,399     2,798,340        540,059       2,798,340     1,018,390   4Q 2010
83611MGV4     13,141,663     1,180,075     11,961,588       1,180,075     1,180,075   4Q 2010
83611MGW2      6,470,989       286,780      6,184,209         286,780       825,160   4Q 2010
83611MGX0      1,234,279       168,480      1,065,799         168,480       371,312   4Q 2010
83611MGY8        335,100       201,253        133,847         201,253       288,956   4Q 2010
863579L63     13,361,082    13,144,235        216,847      13,144,235    11,360,594   4Q 2010
863579LM8        124,128       118,996          5,132         118,996       152,308   4Q 2010
88156PAY7     38,293,211    37,864,416        428,796      37,864,416    27,856,291   4Q 2010
88157JAA2     26,648,369    26,286,463        361,905      26,286,463    26,599,544   4Q 2010
92922F3S5        174,474       146,512         27,962         146,512       226,880   4Q 2010
92990GAA1      4,139,836     4,094,286         45,550       4,094,286     4,146,738   4Q 2010
94979TAG1      1,475,464     1,368,141        107,323       1,368,141       730,507   4Q 2010
94981QAZ1      5,249,121     4,933,652        315,469       4,933,652     1,311,930   4Q 2010
            ------------  ------------    -----------    ------------  ------------
Total       $560,896,439  $493,413,471    $67,482,968    $493,413,471  $431,165,698
            ------------  ------------    -----------    ------------  ------------
161546HE9   $  6,273,655  $  5,887,509    $   386,145    $  5,887,509  $  3,539,904   1Q 2011
05948XSC6      2,540,169     2,534,468          5,701       2,534,468     2,237,636   1Q 2011
05948XSD4      1,455,576     1,447,682          7,894       1,447,682     1,223,782   1Q 2011
05949AFM7      1,747,348     1,718,532         28,817       1,718,532     1,364,491   1Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
126673W65   $    405,402  $    202,391    $   203,010    $    202,391  $    809,800   1Q 2011
12667FHZ1      2,653,417     2,330,884        322,533       2,330,884     2,059,763   1Q 2011
45578WAE6      7,399,500     6,823,692        575,808       6,823,692     7,579,051   1Q 2011
65535VJU3      1,211,799     1,210,946            853       1,210,946       578,397   1Q 2011
7609853F6        459,532       201,659        257,872         201,659       577,952   1Q 2011
80384AAA3        387,085       286,600        100,484         286,600       583,861   1Q 2011
83611MDJ4      2,841,747     1,932,650        909,097       1,932,650     1,040,240   1Q 2011
83611MGV4      1,156,094     1,123,766         32,328       1,123,766     1,123,766   1Q 2011
88157JAA2     25,394,317    25,237,323        156,994      25,237,323    25,629,781   1Q 2011
12667G5S8     13,384,595    12,961,070        423,525      12,961,070    12,059,102   1Q 2011
57643LNV4      9,188,995     8,859,262        329,733       8,859,262     5,498,350   1Q 2011
76110WMW3     12,853,533    12,347,897        505,636      12,347,897     8,212,555   1Q 2011
03072SK20     13,327,089     5,475,761      7,851,328       5,475,761     4,172,385   1Q 2011
03072SPL3      1,186,726       781,068        405,657         781,068       416,218   1Q 2011
04541GTP7      5,024,215     2,551,805      2,472,410       2,551,805     1,462,170   1Q 2011
07384YPN0      3,719,714     3,703,259         16,455       3,703,259     3,477,078   1Q 2011
073879BB3      3,328,064     2,409,796        918,268       2,409,796     1,303,523   1Q 2011
12513EAS3      1,890,237     1,563,923        326,314       1,563,923     1,771,441   1Q 2011
12629RAE6      5,439,969     5,360,250         79,719       5,360,250     5,409,000   1Q 2011
126342GE8        204,491       181,783         22,708         181,783        95,544   1Q 2011
15132EGW2        732,330       613,857        118,473         613,857       647,654   1Q 2011
152314JZ4      1,263,826     1,012,476        251,349       1,012,476       263,490   1Q 2011
161546HK5        801,851       543,117        258,734         543,117       194,216   1Q 2011
17180HAA6      2,579,479     2,182,750        396,729       2,182,750       375,000   1Q 2011
225458JE9      2,022,926     1,996,202         26,724       1,996,202       269,006   1Q 2011
36242DA60      9,292,093     7,745,160      1,546,933       7,745,160     6,060,435   1Q 2011
43037QAC3      9,988,877     9,861,420        127,457       9,861,420     6,900,000   1Q 2011
45254NKA4      1,089,087       903,116        185,971         903,116       454,512   1Q 2011
45254NKB2      1,429,549     1,231,464        198,085       1,231,464       662,422   1Q 2011
542514KC7      3,253,324     2,167,855      1,085,469       2,167,855     1,811,265   1Q 2011
68383NCT8     43,021,604    39,507,084      3,514,520      39,507,084    13,025,196   1Q 2011
68389FHU1      5,034,230     2,138,435      2,895,795       2,138,435     2,557,715   1Q 2011
691215BB2     10,402,357     9,773,114        629,243       9,773,114     2,517,980   1Q 2011
7609853E9      5,329,646     1,963,518      3,366,128       1,963,518     2,127,175   1Q 2011
76110HJK6     11,691,770    11,142,453        549,317      11,142,453     8,628,391   1Q 2011
805564PQ8        439,261       387,812         51,449         387,812       238,545   1Q 2011
863579LH9        868,017       835,876         32,142         835,876     1,007,531   1Q 2011
86359DLM7     19,329,660    18,435,523        894,137      18,435,523     5,065,587   1Q 2011
881561RR7     11,725,731    11,107,317        618,414      11,107,317     1,158,281   1Q 2011
94974SAH6        580,337       570,984          9,353         570,984       332,654   1Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $264,349,224  $231,253,509    $33,095,711    $231,253,509  $146,522,845
            ------------  ------------    -----------    ------------  ------------
073914C43   $    115,074  $    106,973    $     8,101    $    106,973  $     83,381   2Q 2011
939335P41      2,080,221     1,887,593        192,628       1,887,593     1,791,543   2Q 2011
00764MCG0      1,864,225     1,839,384         24,842       1,839,384       861,177   2Q 2011
03072SK20      5,492,881     4,812,188        680,693       4,812,188     3,716,837   2Q 2011
03072SPL3        778,951       612,794        166,156         612,794       438,104   2Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
04541GQY1   $ 8,766,083    $ 8,505,186    $  260,897     $ 8,505,186    $ 4,649,438   2Q 2011
049629AD0    22,009,105     21,312,542       696,563      21,312,542     18,748,500   2Q 2011
059522BA9    75,107,661     73,996,189     1,111,472      73,996,189     59,682,876   2Q 2011
059522BC5    21,676,858     21,372,650       304,207      21,372,650     20,243,946   2Q 2011
059522BG6    12,710,854     12,560,829       150,025      12,560,829     11,856,357   2Q 2011
07384YNJ1     1,820,641      1,805,393        15,248       1,805,393      1,429,273   2Q 2011
07384YPC4    12,914,977     12,453,848       461,129      12,453,848     10,431,776   2Q 2011
07384YPN0     3,590,637      3,560,043        30,594       3,560,043      3,375,231   2Q 2011
073852AB1    25,112,308     24,729,355       382,952      24,729,355     22,633,847   2Q 2011
07386HJT9    10,108,940      9,972,934       136,007       9,972,934      8,624,586   2Q 2011
073879BA5    14,112,452     14,054,110        58,342      14,054,110      9,713,733   2Q 2011
07387UFE6    37,363,561     36,298,097     1,065,465      36,298,097     35,020,059   2Q 2011
12497PAC3     4,214,518        240,000     3,974,518         240,000         80,000   2Q 2011
12498FAC4     1,114,058        947,340       166,718         947,340        720,000   2Q 2011
12629RAE6     5,438,671      4,890,060       548,611       4,890,060      5,271,000   2Q 2011
126673XB3     4,027,277      3,943,772        83,505       3,943,772      2,272,448   2Q 2011
12667G5S8    12,456,027     12,436,295        19,732      12,436,295     10,942,171   2Q 2011
12669FBW2    11,414,660     11,177,548       237,112      11,177,548      6,259,393   2Q 2011
12669FTC7     2,570,108      2,518,451        51,658       2,518,451      2,203,484   2Q 2011
152314JY7     1,103,641        779,800       323,841         779,800        462,594   2Q 2011
152314JZ4       957,452        552,142       405,310         552,142        236,447   2Q 2011
17180HAA6     2,248,999      2,067,388       181,612       2,067,388        375,000   2Q 2011
225458JE9     2,007,226      1,970,544        36,682       1,970,544        271,538   2Q 2011
25151YAB5    60,859,976     60,586,353       273,623      60,586,353     61,204,691   2Q 2011
32055GAE1     2,270,021      2,237,439        32,582       2,237,439      2,397,942   2Q 2011
33736EAE1     2,332,358      2,254,350        78,008       2,254,350      2,300,750   2Q 2011
33736TAD0     2,001,776      1,960,930        40,846       1,960,930      1,780,800   2Q 2011
36185MDS8     4,989,636      4,871,328       118,307       4,871,328      4,161,278   2Q 2011
36242DA60     7,913,611      7,607,490       306,121       7,607,490      5,580,705   2Q 2011
39539FAC8    63,373,046     60,723,955     2,649,091      60,723,955     58,938,636   2Q 2011
43037QAC3     9,887,889      9,775,230       112,659       9,775,230      7,000,000   2Q 2011
437084AW6     1,661,229      1,617,848        43,381       1,617,848      1,006,933   2Q 2011
45578WAE6     7,000,762      6,881,175       119,586       6,881,175      7,834,673   2Q 2011
48600RAC7     8,640,504      8,401,550       238,954       8,401,550      9,130,000   2Q 2011
542514KC7     2,201,403      2,155,670        45,733       2,155,670      1,606,405   2Q 2011
57643LNV4     8,829,280      8,794,359        34,921       8,794,359      4,707,662   2Q 2011
5899295L8     1,942,800      1,902,514        40,286       1,902,514        610,261   2Q 2011
59020UFA8     1,886,309      1,853,932        32,377       1,853,932      1,079,863   2Q 2011
65535VJU3     1,228,416      1,179,378        49,037       1,179,378        578,397   2Q 2011
66858XAJ0     1,591,679      1,513,486        78,193       1,513,486      1,562,200   2Q 2011
67571MAC3    20,276,329     19,453,518       822,811      19,453,518     17,308,200   2Q 2011
68383NCT8    39,640,216     38,724,303       915,913      38,724,303     11,503,361   2Q 2011
691215BB2     9,862,149      9,851,026        11,123       9,851,026      2,436,898   2Q 2011
7609853E9     1,916,200      1,771,195       145,005       1,771,195      1,057,174   2Q 2011
76110WMW3    12,318,975     12,126,668       192,306      12,126,668     10,609,924   2Q 2011
80384AAA3       279,353        247,813        31,540         247,813        563,827   2Q 2011
805564PQ8       354,964        180,578       174,386         180,578        419,042   2Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
83611MDJ4   $  1,960,457  $    335,780    $ 1,624,677    $    335,780  $    980,590   2Q 2011
863579L63     12,377,590    12,353,050         24,539      12,353,050    12,368,934   2Q 2011
86359AET6      7,284,550     7,228,163         56,386       7,228,163     5,484,306   2Q 2011
86359DLM7     18,434,243    12,300,263      6,133,980      12,300,263     6,415,114   2Q 2011
881561RR7     11,361,567    11,092,536        269,031      11,092,536     1,087,866   2Q 2011
881561VZ4      3,920,327     3,908,008         12,319       3,908,008     3,928,365   2Q 2011
88156PAY7     35,273,274    34,872,223        401,051      34,872,223    24,691,895   2Q 2011
88157JAA2     24,295,244    23,806,090        489,153      23,806,090    23,055,670   2Q 2011
94979TAG1      1,290,705     1,270,762         19,943       1,270,762       912,795   2Q 2011
94981QAZ1      4,906,338     4,049,662        856,676       4,049,662     1,451,709   2Q 2011
94986DAA0      1,323,131     1,310,246         12,885       1,310,246     1,373,777   2Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $698,864,373  $670,602,319    $28,262,049    $670,602,319  $539,525,382
            ------------  ------------    -----------    ------------  ------------
939335P41   $  1,865,742  $  1,547,246    $   318,496    $  1,547,246  $  1,687,230   3Q 2011
000759BW9        793,387       770,793         22,594         770,793       611,256   3Q 2011
00764MCG0      1,805,909     1,801,051          4,858       1,801,051       781,682   3Q 2011
04541GQY1      8,649,172     8,442,874        206,298       8,442,874     4,005,981   3Q 2011
049629AD0     21,414,031    20,744,128        669,903      20,744,128    17,378,250   3Q 2011
05949ACG3      1,208,939     1,197,427         11,512       1,197,427       418,546   3Q 2011
05949AFN5        812,596       606,815        205,781         606,815       694,288   3Q 2011
05951EAC1      5,242,418     4,864,733        377,685       4,864,733     4,392,077   3Q 2011
059522BA9     71,283,712    66,417,712      4,866,000      66,417,712    53,253,150   3Q 2011
059522BC5     20,521,491    20,061,538        459,953      20,061,538    18,695,568   3Q 2011
059522BG6     12,327,216    11,050,276      1,276,940      11,050,276    10,906,526   3Q 2011
07384YPC4     12,597,010    12,129,076        467,933      12,129,076     8,760,470   3Q 2011
07386HJT9      9,764,584     9,590,937        173,647       9,590,937     7,974,589   3Q 2011
07387UFE6     34,005,665    32,413,228      1,592,437      32,413,228    31,099,274   3Q 2011
12497PAC3        244,067       240,000          4,067         240,000        80,000   3Q 2011
12498FAC4        931,331       859,512         71,819         859,512       600,000   3Q 2011
12629RAE6      4,962,165     4,728,156        234,009       4,728,156     4,911,000   3Q 2011
126673XB3      3,971,768     3,739,808        231,960       3,739,808     1,994,496   3Q 2011
12667G5S8     11,625,722    11,074,777        550,946      11,074,777     9,695,454   3Q 2011
12669FBW2     11,192,837    10,820,677        372,160      10,820,677     5,975,388   3Q 2011
12669FTC7      2,513,420     2,459,010         54,411       2,459,010     2,169,491   3Q 2011
152314JZ4        548,588       546,239          2,349         546,239       200,313   3Q 2011
17180HAA6      2,129,780     1,733,025        396,755       1,733,025       375,000   3Q 2011
225458JE9      1,982,179     1,937,834         44,345       1,937,834       284,786   3Q 2011
25150VAC0     36,851,134    34,506,190      2,344,944      34,506,190    34,506,190   3Q 2011
25151YAB5     49,381,491    48,967,169        414,322      48,967,169    49,145,368   3Q 2011
32055GAE1      2,156,788     2,085,370         71,417       2,085,370     2,195,205   3Q 2011
33736EAE1      2,277,009     2,221,868         55,142       2,221,868     2,150,500   3Q 2011
33736TAD0      1,969,215     1,924,028         45,187       1,924,028     1,629,400   3Q 2011
36185MDS8      4,716,708     4,617,407         99,301       4,617,407     3,900,676   3Q 2011
39538BAB0     15,454,052    14,390,604      1,063,448      14,390,604    13,675,777   3Q 2011
39539FAC8     59,118,268    55,043,323      4,074,945      55,043,323    55,043,323   3Q 2011
43037QAC3      9,815,281     9,676,790        138,491       9,676,790     7,500,000   3Q 2011
45254NKA4        855,755       850,220          5,535         850,220       404,622   3Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
45254NKB2   $  1,161,793  $  1,097,253    $    64,540    $  1,097,253  $    585,896   3Q 2011
45578WAE6      6,758,106     6,616,484        141,622       6,616,484     7,404,812   3Q 2011
45662FAD2     22,892,172    21,546,759      1,345,413      21,546,759    19,353,941   3Q 2011
48600RAC7      8,533,736     8,361,810        171,926       8,361,810     8,685,000   3Q 2011
525228AH5     13,274,621    13,073,066        201,555      13,073,066    12,498,686   3Q 2011
52522GAB0     10,158,249     9,753,525        404,724       9,753,525     8,984,209   3Q 2011
52522HAE2     13,812,053    13,281,458        530,595      13,281,458    12,540,536   3Q 2011
5899295L8      1,827,120     1,764,456         62,663       1,764,456       613,517   3Q 2011
59020UFA8      1,839,699     1,541,716        297,983       1,541,716     1,011,343   3Q 2011
65535VJU3      1,174,287     1,146,341         27,946       1,146,341       569,300   3Q 2011
66858XAJ0      1,536,937     1,443,026         93,911       1,443,026     1,379,200   3Q 2011
67571MAC3     19,615,568    18,645,963        969,605      18,645,963    15,603,000   3Q 2011
76110WMW3     12,097,383    11,199,821        897,562      11,199,821     9,841,236   3Q 2011
80384AAA3        237,369       235,586          1,784         235,586       517,628   3Q 2011
805564PQ8        177,358       173,047          4,311         173,047       290,942   3Q 2011
863579L63     11,448,796    11,014,407        434,388      11,014,407    11,347,134   3Q 2011
863579LH9        751,617       562,548        189,069         562,548       737,467   3Q 2011
86359AET6      7,270,437     7,215,125         55,313       7,215,125     5,261,092   3Q 2011
881561RR7     11,356,571    10,968,341        388,231      10,968,341     2,061,716   3Q 2011
881561VZ4      3,815,218     3,793,596         21,622       3,793,596     3,795,982   3Q 2011
88156PAY7     33,563,566    33,121,353        442,214      33,121,353    23,134,536   3Q 2011
88157JAA2     22,080,081    21,339,201        740,881      21,339,201    20,405,860   3Q 2011
94979TAG1      1,261,473     1,201,239         60,234       1,201,239       733,631   3Q 2011
94981QAZ1      4,028,914       815,694      3,213,220         815,694     1,115,716   3Q 2011
94986DAA0      1,248,152     1,233,266         14,886       1,233,266     1,226,714   3Q 2011
126671Z74      1,912,330     1,898,916         13,414       1,898,916       665,178   3Q 2011
5899296D5        751,484       660,621         90,864         660,621       246,673   3Q 2011
59020UDT9      1,025,302       427,446        597,857         427,446       604,244   3Q 2011
86358EGQ3      1,053,333       584,164        469,170         584,164       356,504   3Q 2011
12669EPD2      1,620,578     1,619,415          1,163       1,619,415     1,148,595   3Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $643,273,733  $610,395,484    $32,878,256    $610,395,484  $529,816,164
            ------------  ------------    -----------    ------------  ------------
00764MCG0   $  1,750,582  $  1,654,760    $    95,822    $  1,654,760  $    745,207   4Q 2011
04541GQY1      8,584,000     8,230,537        353,463       8,230,537     3,776,600   4Q 2011
04542BFY3        436,058        53,996        382,062          53,996       179,049   4Q 2011
049629AD0     20,843,349    20,769,184         74,166      20,769,184    17,606,625   4Q 2011
05948KHX0        877,598       807,491         70,107         807,491       728,606   4Q 2011
05948XSD4      1,196,587     1,181,132         15,455       1,181,132     1,013,195   4Q 2011
05949ACG3      1,152,188     1,151,427            761       1,151,427       867,337   4Q 2011
05949AFM7      1,542,830     1,457,007         85,823       1,457,007     1,367,469   4Q 2011
05951EAC1      4,708,024     4,495,700        212,324       4,495,700     3,993,025   4Q 2011
059522BA9     65,671,528    63,321,519      2,350,008      63,321,519    50,650,186   4Q 2011
059522BC5     19,272,102    18,684,793        587,309      18,684,793    16,872,782   4Q 2011
059522BG6     10,893,121    10,512,430        380,691      10,512,430     9,902,591   4Q 2011
07384YNJ1      1,609,502     1,544,635         64,867       1,544,635     1,287,906   4Q 2011
07384YPC4     12,274,241    11,784,514        489,727      11,784,514     8,738,612   4Q 2011
07384YPN0      3,331,171     2,992,378        338,793       2,992,378     2,943,006   4Q 2011

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

           BOOK/ADJUSTED                                                              DATE OF
           CARRYING VALUE                                                            FINANCIAL
           AMORTIZED COST PRESENT VALUE                                              STATEMENT
           BEFORE CURRENT OF PROJECTED                  AMORTIZED COST FAIR VALUE AT   WHERE
CUSIP       PERIOD OTTI    CASH FLOWS   RECOGNIZED OTTI   AFTER OTTI   TIME OF OTTI  REPORTED
-----      -------------- ------------- --------------- -------------- ------------- ---------
07386HJT9   $  9,405,656  $  9,289,035    $   116,621    $  9,289,035  $  7,681,100   4Q 2011
073879BA5     13,131,492    12,912,750        218,742      12,912,750     8,484,183   4Q 2011
073879CD8     23,583,260    23,339,429        243,831      23,339,429    13,965,204   4Q 2011
12497PAC3        244,068       240,000          4,068         240,000       120,000   4Q 2011
12498FAC4        839,926       649,020        190,906         649,020       480,000   4Q 2011
126671Z74      1,845,044     1,789,885         55,159       1,789,885       602,501   4Q 2011
126673XB3      3,765,323     3,689,736         75,587       3,689,736     1,818,040   4Q 2011
12669E2X3      1,791,892     1,726,451         65,441       1,726,451     1,053,518   4Q 2011
12669FBW2     10,831,720    10,472,259        359,461      10,472,259     5,976,300   4Q 2011
152314JY7         88,112        87,312            800          87,312        28,155   4Q 2011
152314JZ4        516,561       483,592         32,969         483,592       188,597   4Q 2011
17180HAA6      1,780,991     1,656,013        124,979       1,656,013       375,000   4Q 2011
17180HAD0      5,209,374     4,449,025        760,349       4,449,025       175,000   4Q 2011
225458JE9      1,948,766     1,875,494         73,272       1,875,494       296,060   4Q 2011
36185MDS8      4,439,510     4,365,193         74,317       4,365,193     3,618,941   4Q 2011
36242DA60      7,941,755     7,267,395        674,360       7,267,395     5,167,950   4Q 2011
39538BAB0     14,857,865    13,255,590      1,602,275      13,255,590    13,150,714   4Q 2011
39539FAC8     52,195,950    48,611,061      3,584,889      48,611,061    48,611,353   4Q 2011
43037QAC3      9,732,734     9,588,550        144,184       9,588,550     7,000,000   4Q 2011
45254NKB2      1,054,597     1,042,327         12,270       1,042,327       580,789   4Q 2011
525228AH5     11,424,982    11,034,793        390,189      11,034,793    10,815,068   4Q 2011
5899295L8      1,727,809     1,704,325         23,484       1,704,325       726,362   4Q 2011
5899296D5        659,555       586,231         73,325         586,231       247,062   4Q 2011
5899296T0        559,220       531,464         27,757         531,464       213,445   4Q 2011
59020UFA8      1,536,392     1,354,913        181,479       1,354,913     1,013,154   4Q 2011
65535VJU3      1,129,081     1,115,914         13,167       1,115,914       514,014   4Q 2011
66858XAJ0      1,465,029     1,436,264         28,765       1,436,264     1,306,800   4Q 2011
67571MAC3     18,798,739    18,553,479        245,260      18,553,479    15,655,500   4Q 2011
691215BB2     10,047,741     9,559,996        487,745       9,559,996     2,425,175   4Q 2011
760985V65      3,496,727     2,242,873      1,253,854       2,242,873       658,156   4Q 2011
76110HJK6     10,213,351     9,095,703      1,117,648       9,095,703     7,962,732   4Q 2011
76110WMW3     11,152,766    11,028,383        124,382      11,028,383     9,708,305   4Q 2011
761118XU7     12,190,035    11,236,352        953,683      11,236,352     9,892,350   4Q 2011
86358EGQ3        563,430       275,700        287,730         275,700       346,089   4Q 2011
86359AET6      7,255,495     7,128,171        127,323       7,128,171     5,328,250   4Q 2011
86359DLM7     12,273,476     7,347,700      4,925,776       7,347,700     5,635,367   4Q 2011
881561RR7     11,225,162    11,089,923        135,239      11,089,923     2,148,315   4Q 2011
881561VZ4      3,763,443     3,752,952         10,491       3,752,952     3,732,379   4Q 2011
88156PAY7     31,481,826    30,992,754        489,072      30,992,754    21,913,354   4Q 2011
88157JAA2     19,972,092    19,937,148         34,944      19,937,148    19,040,826   4Q 2011
94974SAH6        500,796       467,977         32,819         467,977       397,083   4Q 2011
94979TAG1      1,197,869     1,053,805        144,064       1,053,805       706,916   4Q 2011
            ------------  ------------    -----------    ------------  ------------
Total       $491,982,493  $466,958,440    $25,024,054    $466,958,440  $360,432,303
            ------------  ------------    -----------    ------------  ------------

   For the years ended December 31, 2011 and 2010, the Company recognized total OTTI of $119.3 million and $230.8 million, respectively for LBaSS that were still held by the Company at December 31, 2011 and 2010. At December 31, 2011 and 2010, the Company

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   held impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments include securities with a recognized OTTI for non-interest related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                       LESS THAN 12 MONTHS 12 MONTHS OR MORE       TOTAL
    $ in millions      ------------------  ----------------  ----------------
                       FAIR    UNREALIZED  FAIR   UNREALIZED FAIR   UNREALIZED
    DECEMBER 31, 2011  VALUE     LOSSES    VALUE    LOSSES   VALUE    LOSSES
    -----------------  ------  ----------  ------ ---------- ------ ----------
         LBaSS         $  694     $(29)    $1,452   $(462)   $2,146   $(491)
                       ------     ----     ------   -----    ------   -----
         Total         $  694     $(29)    $1,452   $(462)   $2,146   $(491)
                       ======     ====     ======   =====    ======   =====

                       LESS THAN 12 MONTHS 12 MONTHS OR MORE       TOTAL
    $ in millions      ------------------  ----------------  ----------------
                       FAIR    UNREALIZED  FAIR   UNREALIZED FAIR   UNREALIZED
    DECEMBER 31, 2010  VALUE     LOSSES    VALUE    LOSSES   VALUE    LOSSES
    -----------------  ------  ----------  ------ ---------- ------ ----------
         LBaSS         $   75     $(4)     $1,730   $(597)   $1,805   $(601)
                       ------     ---      ------   -----    ------   -----
         Total         $   75     $(4)     $1,730   $(597)   $1,805   $(601)
                       ======     ===      ======   =====    ======   =====

   The Company does not have any LBaSS for which it is not practicable to estimate fair values in accordance with SSAP No. 100, "Fair Value Measurements" ("SSAP 100").

   The activity for the OTTI related to LBaSS for the year ended December 31, 2011 and 2010 is as follows:

                                                                                                                   2011   2010
$ in millions                                                                                                     ------ ------
Balance at beginning of year                                                                                      $  296 $   66
   Increases due to:
       Credit impairments on new securities subject to impairment losses                                              55     70
       Additional credit impairments on previously impaired securities                                                66    160
   Reductions due to:
       Credit impaired securities fully disposed for which there was no prior intent or requirement to sell            7     --
                                                                                                                  ------ ------
Balance at end of year                                                                                            $  410 $  296
                                                                                                                  ====== ======

   MORTGAGE LOANS

   Mortgage loans had outstanding principal balances of $1.27 billion and $1.77 billion at December 31, 2011 and 2010, respectively. Contractual interest rates range from 1.87% to

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   10.75%. The mortgage loans at December 31, 2011 had maturity dates ranging from 2010 to 2022.

   The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower.

   The mortgage loan portfolio was distributed as follows at December 31, 2011 and 2010:

                GEOGRAPHIC DISTRIBUTION    PROPERTY TYPE DISTRIBUTION
               -------------------------   --------------------------
                                 2011 2010                 2011  2010
                                 ---- ----                 ----  ----
             Pacific              37%  47% Office           24%   24%
             Mid-Atlantic         19%  16% Retail           22%   16%
             East North Central   12%  10% Mobile Home      16%   12%
             Mountain             11%   8% Industrial       13%   19%
             South Atlantic        7%   7% Multi-family     11%   11%
             New England           7%   5% Hotel/Motel       7%    8%
             West South Central    4%   4% Other             7%   10%
             West North Central    3%   2%
             East South Central   --    1%
                                 ---  ---                  ---   ---
             Total               100% 100% Total           100%  100%
                                 ===  ===                  ===   ===

   At December 31, 2011, there were 18 mortgage loans with outstanding balances of $20 million or more, which loans collectively aggregated approximately 56% of the portfolio. At December 31, 2011, approximately 65% of the mortgage loan portfolio consisted of loans with balloon payments due before January 1, 2015.

   The Company held $2.7 million and $30.5 million of mortgage loans with interest more than 180 days past due at December 31, 2011 or 2010, respectively. The Company advanced $0.2 million of taxes, assessments and other amounts on mortgage loans outstanding during 2011 and 2010. In addition, the Company had $7.6 million in restructured loans at December 31, 2011. There were no restructured loans at December 31, 2010.

   At December 31, 2011, the Company held $26.4 million in impaired mortgage loans with $5.2 million of related allowances for credit losses and $2.7 million without a related allowance for credit losses. At December 31, 2010, the Company held $26.4 million in impaired mortgage loans with $5.2 million of related allowances for credit losses and $47.9 million without a related allowance for credit losses. The Company's average recorded investment in impaired loans was $55.0 million and $75.0 million at December 31, 2011 and 2010, respectively. During the period the loans were impaired, the Company recognized interest income of $1.7 million and $3.3 million at December 31, 2011 and 2010, respectively. The Company did not recognize interest income on a cash-basis of accounting on any impaired loan during December 31, 2011 and 2010. The Company recognizes interest income on its impaired mortgage loans upon receipt.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The total allowance for credit losses at December 31, 2011 and 2010 was $33.5 million and $26.9 million, respectively. The increase is attributable to decreases in underlying collateral (property) values.

   The activity for the allowance for credit losses during 2011 and 2010 is as follows:

                                                           2011   2010
        $ in millions                                     -----  -----
        Balance at beginning of year                      $  27  $  25
        Allowance charges to unrealized capital loss         10     14
        Direct write-down charges against the allowances     (3)   (12)
        Recoveries of amounts previously charged off         --     --
                                                          -----  -----
        Balance at end of year                            $  34  $  27
                                                          =====  =====

   The mortgage loan portfolio has been originated by the Company under strict underwriting standards. Commercial mortgage loans on properties such as offices, hotels and shopping centers generally represent a higher level of risk than do mortgage loans secured by multifamily residences. This greater risk is due to several factors, including the larger size of such loans and the more immediate effects of general economic conditions on these commercial property types. However, due to the Company's strict underwriting standards, the Company believes that it has prudently managed the risk attributable to its mortgage loan portfolio while maintaining attractive yields.

   The Company did not reduce the interest rates for any of its outstanding mortgage loans during 2011 and 2010.

   The maximum and minimum lending rates for new mortgage loans made during 2011 and 2010 were:

                                       2011    2011    2010    2010
                                      MAXIMUM MINIMUM MAXIMUM MINIMUM
                                      ------- ------- ------- -------
          Apartment loans              None    None    3.21%   3.21%
          Manufactured housing loans   None    None    6.29%   6.29%
          Office loans                 5.50%   5.50%   6.33%   5.85%
          Other loans                  None    None    6.75%   6.75%

   The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, was 80% during 2011 and 77% during 2010. With respect to mortgage loans acquired prior to the Company's redomestication to the State of Arizona in 1994, the Company has received permission from the Arizona Department to carry as admitted assets those loans that are not supported by an appraisal of the underlying property as of the loan acquisition date or which do not have loan-to-value ratios of 75% or less as of the loan acquisition date as required by Arizona regulations. The carrying value of such mortgage loans totaled $3.9 million and $4.3 million as of December 31, 2011 and 2010, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The following items pertain to debt restructuring at December 31:

                                                            2011  2010
         $ in millions                                      ----- -----
         Investments in restructured loans with impairment  $  -- $  --
         Realized capital losses                               --    --
         Commitments                                           --    --
         Accrued interest income                               --    --

   The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loans continue to perform under their original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis.

   REAL ESTATE

   The following pertains to real estate at December 31:

           $ in millions                                  2011  2010
                                                          ----- -----
           Real estate held for sale                      $  24 $  13
           Real estate held for the production of income  $  13    --

   CONTRACT LOANS

   Contract loans represent borrowings against the cash value of in-force life policies or annuity account balances. The following balances were outstanding at December 31:

                                             2011    2010
                     $ in millions           ------ ------
                     Contract loans-life     $   31 $   32
                     Contract loans-annuity       4      5
                                             ------ ------
                     Total                   $   35 $   37
                                             ====== ======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   OTHER INVESTED ASSETS

   The following pertains to other invested assets at December 31:

                                                         2011    2010
         $ in millions                                  ------- -------
         Investments in limited liability companies     $   246 $   300
         Investments in limited partnerships                792     965
         Investments in preferred equity of affiliates      399     416
         Surplus debentures                                  32      32
                                                        ------- -------
         Total                                          $ 1,469 $ 1,713
                                                        ======= =======

   Included in the above statement value of other invested assets is the Company's investment in SAAH LLC totaling $579.8 million at December 31, 2011 and $646.1 million at December 31, 2010. The statement value of investments in limited partnerships excludes $31.4 million and $47.9 million that was non-admitted as of December 31, 2011 and 2010, respectively.

   INVESTMENT INCOME

   Net investment income earned for the years ended December 31, 2011 and 2010 consisted of the following:

                                                                       2011     2010
$ in millions                                                        -------  -------
Bonds (unaffiliated)                                                 $   289  $   353
Bonds (affiliated)                                                         5        8
Preferred stocks                                                          --        1
Common stocks (affiliated)                                                --       --
Common stocks (unaffiliated)                                               2        6
Mortgage loans                                                           100      114
Real estate                                                                5       --
Contract loans                                                             3        1
Cash and short-term investments                                            3        5
Derivatives                                                               --       --
Other invested assets                                                    108       94
Other                                                                      4        3
                                                                     -------  -------
Gross investment income                                                  519      585
Investment expenses                                                      (16)      (9)
Investment taxes, licenses and fees, excluding federal income taxes       (1)      --
Interest expense                                                          --       (1)
                                                                     -------  -------
Net investment income                                                $   502  $   575
                                                                     =======  =======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   Net realized capital losses for the years ended December 31, 2011 and 2010 consist of the following:

                                               2011 NET   2010 NET
                                                GAINS      GAINS
                                               (LOSSES)   (LOSSES)
            $ in millions                     ----------  --------
            Bonds                             $       48  $     18
            Preferred stocks                          --        --
            Common stocks (unaffiliated)              (1)       13
            Common stocks (affiliated)            (1,030)       --
            Mortgage loans                            --         5
            Real estate                                4        --
            Cash and short-term investments           --        --
            Derivatives                               --        --
            Other invested assets                    (15)       79
            Other                                     --         1
            Impairment writedowns                   (164)     (341)
                                              ----------  --------
            Gross realized losses                 (1,158)     (225)
            Federal income tax benefit                41        12
            Net gains transferred to IMR             (29)      (14)
            Cumulative effect adjustment IMR          --        --
                                              ----------  --------
            Net realized capital losses        $ (1,146)   $ (227)
                                              ==========  ========

   Proceeds from sales of bonds and preferred stocks, excluding maturities, and related gross realized capital gains and losses are as follows:

                                                 2011   2010
                  $ in millions                 ------ ------
                  Proceeds                      $  302 $  303
                                                ====== ======
                  Gross realized gains              44     23
                  Gross realized losses             --     (8)
                                                ------ ------
                  Total realized capital gains  $   44 $   15
                                                ====== ======

   Impairment writedowns consist primarily of $129.5 million and $263.9 million on bonds and $30.9 million and $65.5 million on partnerships in 2011 and 2010, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The net changes in unrealized capital gains and losses, including the impact of foreign currency, for the years ended December 31, 2011 and 2010 are as follows:

                                                                          2011   2010
$ in millions                                                            ------  ----
Bonds                                                                    $   44  $149
Common stocks (affiliated)                                                1,017   223
Common stocks (unaffiliated)                                                 (4)   --
Mortgage loans                                                               (7)   (1)
Derivative instruments                                                     (159)  (17)
Other invested assets                                                       112    (7)
Foreign currency translation asset/liability for deposit-type contracts      22    42
Tax effect of change in unrealized gains and losses                          26   (68)
                                                                         ------  ----
Net change in unrealized capital gains                                   $1,051  $321
                                                                         ======  ====

   MAIDEN LANE II ("ML II")

   At December 31, 2011 and 2010, the investment in ML II was classified and accounted for as bonds (LBaSS), pursuant to an SVO action of the NAIC. The Company reported the following amounts for MLII in LBaSS:

                          PAR VALUE   STATEMENT VALUE STATEMENT VALUE
                         DECEMBER 31,  DECEMBER 31,    DECEMBER 31,
                             2011          2011            2010
          $ in millions  ------------ --------------- ---------------
             ML II        $      297    $      130       $      96

   SUBPRIME MORTGAGE RISK EXPOSURE

   The Company has no direct exposure through investments in subprime mortgage loans.

   The Company's direct exposure through other investments is primarily in RMBS, as described above.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

   The following information provides information on the Company's investments with subprime exposure as of December 31, 2011:

                                                                              BOOK
                                                                            ADJUSTED            OTTI
Investments with Subprime Exposure                                   ACTUAL STATEMENT FAIR   RECOGNIZED
As of December 31, 2011                                               COST    VALUE   VALUE   TO DATE
$ in millions                                                        ------ --------- ------ ----------
In general account:
RMBS                                                                 $  301  $  274   $  208   $(171)
CMBS                                                                     --      --       --      --
CDO                                                                      11       5       10     (94)
Other structured securities                                              --      --       --      --
Equity investments in subsidiary, controlled or affiliated entities      14      13       14     (39)
Other assets                                                             --      --       --      --
                                                                     ------  ------   ------   -----
   Total subprime exposure                                           $  326  $  292   $  232   $(304)
                                                                     ======  ======   ======   =====

   The following information provides information on the Company's investments with subprime exposure as of December 31, 2010:

                                                                              BOOK
                                                                            ADJUSTED            OTTI
Investments with Subprime Exposure                                   ACTUAL STATEMENT FAIR   RECOGNIZED
As of December 31, 2010                                               COST    VALUE   VALUE   TO DATE
$ in millions                                                        ------ --------- ------ ----------
In general account:
RMBS                                                                 $  315  $  264   $  204   $(141)
CMBS                                                                     --      --       --      --
CDO                                                                      19      10       12     (99)
Other structured securities                                              --      --       --      --
Equity investments in subsidiary, controlled or affiliated entities     176     176      146     (84)
Other assets                                                             --      --       --      --
                                                                     ------  ------   ------   -----
   Total subprime exposure                                           $  510  $  450   $  362   $(324)
                                                                     ======  ======   ======   =====

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)



4. DERIVATIVE FINANCIAL INSTRUMENTS

   The Company has taken positions in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates foreign currencies and equity markets on cash flows from investment income or policyholder liabilities. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps.

   All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting. As a result, all of the Company's derivatives are accounted for at fair value and the changes in the fair value recorded in surplus as unrealized gains or losses, net of deferred taxes.

   Swaps

   The Company entered into interest rate swap agreements to mitigate the Company's exposure to changes in the value of specifically identified assets or liabilities, to alleviate the risks of changes in market interest rates and to alter interest risk exposures arising from mismatches between assets and liabilities.

   Interest rate swap agreements ("Swap Agreements") are agreements to exchange with a counterparty, at specified intervals, interest rate payments of differing character (for example, fixed-rate payments exchanged for variable-rate payments), based on an underlying principal balance (notional amount). Generally no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each interest payment due date, which is included in the statutory statement of operations. Some of the Swap Agreements also include exchanges between foreign currencies and U.S. dollars, and thus serve as foreign currency swaps as well as interest rate swaps.

   Credit Risk

   The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. To limit credit risk to the Company and its major counterparties, the Company negotiates and enters into credit support agreements. The credit exposure of Swap Agreements is represented by the fair value of contracts with a positive fair value at the reporting date. In the unlikely event of a failure to perform by any of the counterparties to these derivative transactions, there could be a material effect on the Company's admitted assets, liabilities and capital and surplus.

   Market Risk

   The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of Swap Agreements and the related items being hedged.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

4. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

   At December 31, 2011, the Company had $874.8 million of derivative assets and $1.08 billion of derivative liabilities, with cumulative unrealized losses of $100.4 million. The net interest expense differential included in the statutory statement of operations was $120.9 million in 2011. At December 31, 2010, the Company had $1.37 billion of derivative assets and $1.42 billion of derivative liabilities, with cumulative unrealized gains of $58.7 million. The net interest expense differential included in the statutory statement of operations was $146.4 million in 2010.

   The Company did not have any derivatives accounted for as cash flow hedges of forecasted transactions during 2011 and 2010.

   The table below summarizes the statement value of the Company's derivatives included in the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2011:

                                   CONTRACT/           ESTIMATED
                                   NOTIONAL  STATEMENT   FAIR
                $ in millions       AMOUNT     VALUE     VALUE
                                   --------- --------- ---------
                Assets:
                Swaps:
                   Currency risk    $ 4,787   $   980   $   980
                   Interest risk      1,007      (105)     (105)
                                    -------   -------   -------
                Total swaps           5,794       875       875
                                    -------   -------   -------
                Total               $ 5,794   $   875   $   875
                                    =======   =======   =======
                Liabilities:
                Swaps:
                   Currency risk    $ 3,115   $   833   $   833
                   Interest risk      1,589       242       242
                                    -------   -------   -------
                Total swaps           4,704     1,075     1,075
                                    -------   -------   -------
                Total               $ 4,704   $ 1,075   $ 1,075
                                    =======   =======   =======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

4. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

   The table below summarizes the statement value of the Company's derivatives included in the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2010:

                                   CONTRACT/           ESTIMATED
                                   NOTIONAL  STATEMENT   FAIR
                $ in millions       AMOUNT     VALUE     VALUE
                                   --------- --------- ---------
                Assets:
                Swaps:
                   Currency risk    $ 5,498   $ 1,432   $ 1,432
                   Interest risk      1,282       (58)      (58)
                                    -------   -------   -------
                Total swaps           6,780     1,374     1,374
                                    -------   -------   -------
                Total               $ 6,780   $ 1,374   $ 1,374
                                    =======   =======   =======
                Liabilities:
                Swaps:
                   Currency risk    $ 3,831   $ 1,206   $ 1,206
                   Interest risk      2,060       216       216
                                    -------   -------   -------
                Total swaps           5,891     1,422     1,422
                                    -------   -------   -------
                Total               $ 5,891   $ 1,422   $ 1,422
                                    =======   =======   =======

5. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

   As discussed in Note 4, the Company uses interest rate and foreign currency swap agreements, options and futures to mitigate various risks associated with invested assets or policy liabilities. All derivative instruments are deemed ineffective and recorded at fair value in the Company's financial statements, but derivative instruments expose the Company to potential credit-related losses in the event of nonperformance by the investment-grade-rated counterparty with respect to any swap contract or other derivative instrument with an aggregate fair value greater than zero.

   The table below summarizes the Company's derivative financial instruments with off-balance sheet risk at December 31, 2011:

                                                CONTRACT/  FINAL
                                                NOTIONAL  MATURITY
              $ in millions                      AMOUNT     DATE
                                                --------- --------
              Derivatives hedging assets:
                 Swaps: Currency risk           $     11     2013

              Derivatives hedging liabilities:
                 Swaps:
                     Currency risk                 7,891     2033
                     Interest risk                 2,596     2033

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

5. INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK (CONTINUED)

   The table below summarizes the Company's financial instruments with off-balance sheet risk at December 31, 2010:

                                                CONTRACT/  FINAL
                                                NOTIONAL  MATURITY
              $ in millions                      AMOUNT     DATE
                                                --------- --------
              Derivatives hedging assets:
                 Swaps: Currency risk           $     11     2013

              Derivatives hedging liabilities:
                 Swaps:
                     Currency risk                 9,318     2033
                     Interest risk                 3,342     2033

   The credit exposure of interest rate swaps is represented by the fair value of contracts with a positive fair value at the reporting date. The current credit exposure of the Company's derivative contracts aggregated $1.11 billion and $1.37 billion at December 31, 2011 and 2010, respectively. However, because the Company has entered into such agreements with investment-grade-rated brokerage firms, non-performance is not anticipated.

   To limit credit risk to the Company and its major counterparties, the Company negotiates and enters into credit support agreements. The amount of collateral that is required is determined by the market value of the derivatives between the parties and the credit support agreement. The Company currently puts up or receives cash and U.S. Treasury Bonds to satisfy this collateral requirement. At December 31, 2011 and 2010, the Company had received $261.1 million and $603.0 million, respectively, and amounts were recorded as other liabilities in the statutory statement of admitted assets, liabilities and capital and surplus.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)



6. FAIR VALUE MEASUREMENTS

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company's financial instruments. The disclosures do not address the value of the Company's recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   Bonds: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   ML II: ML II is valued using a discounted cash flow methodology that uses the estimated future cash flows of the ML II assets. These discount rates are calibrated to the changes in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

   As a result of the announcement on March 31, 2011 by the Federal Reserve Bank of New York ("New York Fed") of its plan to begin selling the assets in the ML II portfolio over time through a competitive sales process, the Company modified its methodology for estimating the fair value of its interest in ML II to incorporate the assumption of the current liquidation, which (i) uses the estimated fair value of the ML II assets and
   (ii) allocates the estimated asset fair value according to the ML II waterfall.

   As of December 31, 2011, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest after repayment of the first priority obligations owed to the New York Fed. The fair value of the Company's interest in ML II is most affected by the liquidation proceeds realized by the New York Fed from the sale of the collateral securities.

   At December 31, 2010, the fair value methodology used assumed that the underlying collateral in ML II would continue to be held and generate cash flows into the foreseeable future and did not assume a current liquidation of the assets underlying the ML II interests. Other methodologies employed or assumptions made in determining fair value for these investments could result in amounts that differ significantly from the amounts reported.

   Common (unaffiliated) and preferred stocks: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   Mortgage loans: Fair values are primarily determined by using discounting cash flow calculations based upon the Company's current incremental lending rates for similar type loans.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   Fair value for collateral, commercial and guaranteed loans is based principally on independent pricing services, broker quotes and other independent information.

   Contract loans: The fair values of contract loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

   Cash, cash equivalents and short-term investments: Carrying values approximate fair values because of the relatively short period of time between origination and expected realization.

   Partnerships: Fair value of limited partnerships accounted for by using the equity method of accounting is based upon the fair value of the net assets of the partnerships as determined by the general partners, and approximates the carrying value, excluding non-admitted amount.

   Surplus debentures: Fair value is based principally on value from independent pricing services, broker quotes and other independent information.

   Receivables/payables for securities: Such amounts represent transactions of a short-term nature for which the carrying value is considered a reasonable estimate of fair value.

   Investment income due and accrued: Carrying value approximates fair value because of the relatively short period of time between origination and expected realization.

   Separate account assets: Separate account assets are related to market-value-adjusted fixed annuity contracts and mostly carried at fair value or carrying values that approximate fair values. Fair value is based principally on the value from independent pricing services, broker quotes and other independent information or internal valuation models.

   Reserves for life policies and contracts: Deferred fixed annuities and life insurance contracts are assigned fair values equal to current net surrender values. Supplementary contracts with life contingencies are valued based on the present value of future cash flows at current pricing rates.

   Liabilities for deposit-type contracts: Carrying value is considered to be a reasonable estimate of the fair value of the Company's fixed-maturity, variable-rate GIC obligations that reprice periodically based upon certain defined indexes. The fair value of the fixed-maturity, fixed-rate GICs is based on the present value of future cash flows at current pricing rates. Supplementary contracts without life contingencies are valued based on the present value of future cash flows at current pricing rates.

   Derivative financial instruments: The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date. Over-the-counter ("OTC") derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   The estimated fair values of the Company's financial instruments compared to their statement values at December 31, 2011 are as follows:

                                                           2011       2011
                                                         STATEMENT ESTIMATED
  $ in millions                                            VALUE   FAIR VALUE
                                                         --------- ----------
  Assets:
     Bonds                                                $ 6,394   $ 6,154
     Preferred stocks                                          --         1
     Common stocks (unaffiliated)                              44        44
     Mortgage loans                                         1,229     1,308
     Real Estate                                               37        37
     Contract loans                                            35        35
     Cash, cash equivalents and short-term investments      1,442     1,442
     Partnerships                                           1,437     1,469
     Surplus debentures                                        32        31
     Receivables for securities                                 7         7
     Investment income due and accrued                         42        42
     Derivative financial instruments                         875       875
     Separate account assets                                  134       134

  Liabilities:
     Reserves for life policies and contracts               2,075     2,039
     Liabilities for deposit-type contracts                 6,936     8,036
     Derivative financial instruments                       1,075     1,075

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   The estimated fair values of the Company's financial instruments compared to their statement values at December 31, 2010 are as follows:

                                                           2010       2010
                                                         STATEMENT ESTIMATED
  $ in millions                                            VALUE   FAIR VALUE
                                                         --------- ----------
  Assets:
     Bonds                                                $ 5,319   $ 4,968
     Preferred stocks                                          --         1
     Common stocks (unaffiliated)                              29        29
     Mortgage loans                                         1,711     1,791
     Real Estate                                               13        13
     Contract loans                                            37        37
     Cash, cash equivalents and short-term investments      3,339     3,339
     Partnerships                                           1,681     1,729
     Surplus debentures                                        32        30
     Receivables for securities                                 3         3
     Investment income due and accrued                         39        39
     Derivative financial instruments                       1,374     1,374
     Separate account assets                                  202       202

  Liabilities:
     Reserves for life policies and contracts               2,147     2,107
     Liabilities for deposit-type contracts                 8,692     9,410
     Derivative financial instruments                       1,422     1,422
     Payable for securities                                    28        28

   FAIR VALUE MEASUREMENTS

   Included in various investment related line items in the financial statements are certain financial instruments carried at fair value. Other financial instruments are periodically measured at fair value, such as certain bonds and preferred stocks when carried at the lower of cost or fair value based on their appropriate NAIC designations. Certain financial instruments that may be also be measured at fair value when impaired, are not disclosed as an asset or liability measured at fair value.

   The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

   The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

   Fair Value Hierarchy

   The Company's financial assets and liabilities measured at fair value have been classified, for disclosure purposes, based on a hierarchy defined SSAP
   100. The hierarchy consists of three "levels" based on observability of inputs in the marketplace used to measure fair values as discussed below:

   Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

   Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

   Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

1  FAIR VALUE MEASUREMENTS (CONTINUED)

   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

   The following is a description of the valuation methodologies used for instruments carried at fair value:

   Bonds & Preferred Stocks

   Bonds with NAIC 6 or 6* ratings and preferred stocks with NAIC 4, 5 or 6 ratings are carried at the lower of amortized cost or fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value. Market price data generally is obtained from exchange or dealer markets.

   The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer's industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For bonds that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

   Incorporation of Credit Risk in Fair Value Measurements

   Fair values for bonds and preferred stocks based on observable market prices for identical or similar instruments implicitly include the incorporation of counterparty credit risk. Fair values for bonds and preferred stocks based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

   Common Stocks (Unaffiliated)

   The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure marketable equity securities at fair value. Market price data generally is obtained from exchange or dealer markets.

   Derivative Assets and Liabilities

   Derivative assets and liabilities can be exchange-traded or traded OTC. The Company generally values exchange-traded derivatives, if any, using quoted prices in active markets for identical derivatives at the balance sheet date.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models can require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

   Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to initial recognition, the Company updates valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

   Separate Account Assets

   Separate account assets are comprised primarily of corporate and structured bonds and preferred stocks. The Company estimates the fair value of securities not traded in active markets, by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   Assets and Liabilities Measured at Fair Value

   The following tables provide information as of December 31, 2011 and 2010 about the Company's financial assets and liabilities measured at fair value.

                                         LEVEL 1 LEVEL 2 LEVEL 3  TOTAL
        $ in millions                    ------- ------- -------  ------
        December 31, 2011
        Assets at fair value:
        Bonds                            $    -- $   --  $    25  $   25
        Preferred stocks                      --     --       --      --
        Common stocks (unaffiliated)           4     28       12      44
        Derivative assets                     --    885      (10)    875
        Separate account assets               --     72       27      99
                                         ------- ------  -------  ------
        Total assets at fair value       $     4 $  985  $    54  $1,043
                                         ======= ======  =======  ======
        Liabilities at fair value:
        Derivative liabilities           $    -- $1,075  $    --  $1,075
                                         ------- ------  -------  ------
        Total liabilities at fair value  $    -- $1,075  $    --  $1,075
                                         ======= ======  =======  ======

                                         LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
        $ in millions                    ------- ------- ------- ------
        December 31, 2010
        Assets at fair value:
        Bonds                            $    -- $    3  $    49 $   52
        Preferred stocks                      --     --       --     --
        Common stocks (unaffiliated)          18     --       11     29
        Derivative assets                     --  1,373        1  1,374
        Separate account assets               --     25       80    105
                                         ------- ------  ------- ------
        Total assets at fair value       $    18 $1,401  $   141 $1,560
                                         ======= ======  ======= ======
        Liabilities at fair value:
        Derivative liabilities           $    -- $1,422  $    -- $1,422
                                         ------- ------  ------- ------
        Total liabilities at fair value  $    -- $1,422  $    -- $1,422
                                         ======= ======  ======= ======

   Fair values and changes in the fair values of certain separate account assets accrue directly to the policyholders and are not included in the Company's revenues and expenses or surplus.

   At December 31, 2011 and 2010, Level 3 assets were 0.4% and 0.8% of total assets, respectively, and Level 3 liabilities were 0.0% and 0.0% of total liabilities, respectively.

   The following tables present changes during the years ended December 31, 2011 and 2010 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the unrealized gains (losses) recorded during the years ended December 31, 2011 and 2010 related to the Level 3

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   assets and liabilities that remained on the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2011 and 2010:

                                                              SEPARATE   DERIVATIVE
                                                      COMMON  ACCOUNT  (LIABILITIES)/  TOTAL
                                              BONDS   STOCKS   ASSETS      ASSETS      ASSETS
$ in millions                                -------  ------  -------- -------------- -------
Balance at January 1, 2011                   $    49  $   11   $   80      $    1     $   141
Total gains or losses (realized/unrealized)
   Included in net income                        (18)     --       --          --         (18)
   Included in surplus                            13       4        7         (11)         13
   Purchases, issuances and
   Settlements                                    17      (1)     (62)         --         (46)
   Transfers into Level 3                         18      --        2          --          20
   Transfers out of Level 3                      (54)     (2)                  --         (56)
                                             -------  ------   ------      ------     -------
Balance at December 31, 2011                 $    25  $   12   $   27      $  (10)    $    54
                                             =======  ======   ======      ======     =======

                                                                         SEPARATE   DERIVATIVE
                                                      PREFERRED  COMMON  ACCOUNT  (LIABILITIES)/  TOTAL
                                              BONDS    STOCKS    STOCKS   ASSETS      ASSETS      ASSETS
$ in millions                                -------  --------- -------  -------- -------------- -------
Balance at January 1, 2010                   $    58  $     75  $    12   $   25     $    (1)    $   169
Total gains or losses (realized/unrealized)
   Included in net income                        (20)       --      (10)      (8)         --         (38)
   Included in surplus                            39        --        6        7           2          54
   Purchases, issuances and
   settlements                                   (39)       --        3       46          --          10
   Transfers into Level 3                         41        --       --       11          --          52
   Transfers out of Level 3                      (30)      (75)      --       (1)         --        (106)
                                             -------  --------  -------   ------     -------     -------
Balance at December 31, 2010                 $    49  $     --  $    11   $   80     $     1     $   141
                                             =======  ========  =======   ======     =======     =======

   During the year ended December 31, 2011, $18.4 million of bonds, previously carried at amortized cost, were transferred into Level 3 and carried at fair value due to a decline in NAIC rating. $2.4 million of separate account assets transferred into Level 3 due to a change in the pricing source. $25.6 million of bonds were transferred out of Level 3 because they were carried at a value lower than fair value. $28.3 million of bonds were transferred out of Level 3 after receiving a higher NAIC rating and no longer carried at fair value.

   During the year ended December 31, 2010, $74.8 million of ML II was transferred out of preferred stock since it was no longer carried at fair value in 2010. $39.7 million of bonds, previously carried at amortized cost, were carried at fair value in 2010 and classified as Level 3. $1.3 million of bonds were transferred from Level 2 to Level 3 in 2010 because of lack of observable market data. $30.2 million of bonds transferred out of Level 3 consisted of bonds totaling $10.7 million with a NAIC 6 rating that were carried at values lower than fair values and a $19.5 million bond which was no longer rated NAIC 6. $1.0 million of separate account assets were transferred from Level 3 to Level 2.

   Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   activity for the asset, a specific event, one or more significant inputs becoming observable or when a long-term interest rate significant to a valuation becomes short-term and thus observable. Securities are generally transferred into Level 3 due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. The Company's policy is to recognize transfers in and out at the end of the reporting period, consistent with the date of the determination of fair value.

   Both observable and unobservable inputs may be used to determine the fair values of positions in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2011 and 2010 may include changes in fair value that were attributable to both observable and unobservable inputs.

   The Company's derivative assets and liabilities measured at fair value on a gross basis, before counterparty and cash collateral netting, were as follows:

                                            LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
      $ in millions                         ------- ------- ------- ------
      December 31, 2011
      Derivative assets at fair value       $    -- $1,115  $    -- $1,115
      Derivative liabilities at fair value  $    -- $1,305  $    10 $1,315

                                            LEVEL 1 LEVEL 2 LEVEL 3 TOTAL
      $ in millions                         ------- ------- ------- ------
      December 31, 2010
      Derivative assets at fair value       $    -- $1,530  $     1 $1,531
      Derivative liabilities at fair value  $    -- $1,578  $    -- $1,578

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

6. FAIR VALUE MEASUREMENTS (CONTINUED)

   The following tables present changes during the years ended December 31, 2011 and 2010 in Level 3 derivative assets and liabilities measured at fair value on a gross basis, before counterparty and cash collateral netting.

                                                     2011           2010
                                                -------------- --------------
                                                  DERIVATIVE     DERIVATIVE
                                                (LIABILITIES)/ (LIABILITIES)/
   $ in millions                                    ASSETS         ASSETS
                                                -------------- --------------
   Balance at beginning of year                    $      1      $      (1)
   Total gains or losses (realized/unrealized)
      Included in net income                             --             --
      Included in surplus                               (11)             2
      Purchases, issuances and settlements               --             --
      Transfers into Level 3                             --             --
      Transfers out of Level 3                           --             --
                                                   --------      ---------
   Balance at end of year                          $    (10)     $       1
                                                   ========      =========

   For the years ending December 31, 2011 and 2010, the Company did not have any financial instruments for which it was not practicable to estimate their fair value.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

7. ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

   The withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life contingencies as of December 31, 2011 and 2010 are as follows:

                                                                        Separate   Separate
                                                                        Account    Account
                                                              General     with       Non-               % of
$ in millions                                                 Account  Guarantees guaranteed   Total    Total
                                                             --------  ---------- ---------- --------  -------
December 31, 2011
Subject to discretionary withdrawal
- With fair value adjustment                                 $    240  $      36  $      --  $    276     3.00%
- At book value less current surrender charge of 5% or more       424         --         --       424     4.61
- At fair value                                                    --         --         --        --
                                                             --------  ---------  ---------  --------  -------
   Total with adjustment or at fair value                         664         36         --       700     7.61%
- At book value without adjustment
   (minimal or no charge or adjustment)                         1,431         --         --     1,431    15.55
Not subject to discretionary withdrawal                         7,073         --         --     7,073    76.84
                                                             --------  ---------  ---------  --------  -------
Total (gross)                                                   9,168         36         --     9,204   100.00%
                                                                                                       =======
Reinsurance ceded                                                (333)        --         --      (333)
                                                             --------  ---------  ---------  --------
Total (net)                                                  $  8,835  $      36  $      --  $  8,871
                                                             ========  =========  =========  ========

                                                                        Separate   Separate
                                                                        Account    Account
                                                              General     with       Non-               % of
$ in millions                                                 Account  Guarantees guaranteed   Total    Total
                                                             --------  ---------- ---------- --------  -------
December 31, 2010
Subject to discretionary withdrawal
- With fair value adjustment                                 $    266  $      42  $      --  $    308     2.79%
- At book value less current surrender charge of 5% or more       434         --         --       434     3.93
- At fair value                                                    --         --         --        --
                                                             --------  ---------  ---------  --------  -------
   Total with adjustment or at fair value                         700         42         --       742     6.72%
- At book value without adjustment
   (minimal or no charge or adjustment)                         1,451         --         --     1,451    13.15
Not subject to discretionary withdrawal                         8,846         --         --     8,846    80.13
                                                             --------  ---------  ---------  --------  -------
Total (gross)                                                  10,997         42         --    11,039   100.00%
                                                                                                       =======
Reinsurance ceded                                                (339)        --         --      (339)
                                                             --------  ---------  ---------  --------
Total (net)                                                  $ 10,658  $      42  $      --  $ 10,700
                                                             ========  =========  =========  ========

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

8. SEPARATE ACCOUNTS

   SEPARATE ACCOUNT ACTIVITY

   The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions. For the current reporting year, the Company reported assets and liabilities from certain fixed annuity products in a separate account. In accordance with the products/transactions recorded within the separate account, some assets are considered legally insulated whereas others are not legally insulated from the general account. The legal insulation of the separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account.

   As of December 31, 2011 and 2010 the Company's separate account statement did not include any legally insulated assets. The Company's separate account assets include Sterling Select products with the excess interest adjustment feature that are issued in certain states. As of December 31, 2011 and 2010, separate account assets were $134.4 million and $201.9 million, respectively.

   The Company does not have separate account liabilities that are guaranteed by the general account.

   The Company does not engage in securities lending transactions within the separate account.

   GENERAL NATURE AND CHARACTERISTICS OF SEPARATE ACCOUNT BUSINESS

   The Company has a non-unitized separate account for fixed annuity contracts issued in certain states that contain market-value-adjustment provisions. All liabilities currently in the separate account are non-indexed with guaranteed crediting rates of less than 4%.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

8. SEPARATE ACCOUNTS (CONTINUED)

   Information regarding the separate accounts at and for the years ended December 31, 2011 and 2010 is as follows:

  $ in millions                                                 2011    2010
                                                               ------- -------
  Premiums, considerations, deposits received during the year  $    --      --
                                                               ======= =======
  Reserves:
     For accounts with assets at fair value                    $    36 $    42
                                                               ------- -------
            Total reserves                                     $    36 $    42
                                                               ======= =======
  By withdrawal characteristics:
     Subject to discretionary withdrawal:
         With fair value adjustment                            $    36 $    42
         At fair value                                              --      --
         At book value with current
           surrender charge of 5% or more                           --      --
         At book value with current
           surrender charge of less than 5%                         --      --
                                                               ------- -------
            Subtotal                                                36 $    42
  Not subject to discretionary withdrawal
    Provisions                                                      --      --
                                                               ------- -------
            Total reserves                                     $    36      42
                                                               ======= =======

   RECONCILIATION OF NET TRANSFERS TO OR (FROM) SEPARATE ACCOUNTS

   A reconciliation of net transfers from the separate accounts for the years ended December 31, 2011 and 2010 is as follows:

$ in millions                                                                                          2011    2010
                                                                                                     -------  ------
Transfers as reported in the Summary of Operations of the Statutory Statement of Separate Accounts:
   Transfers to Separate Accounts                                                                    $    --  $   --
   Transfers from Separate Accounts                                                                       (8)    (15)
                                                                                                     -------  ------
Net transfers from Separate Accounts                                                                      (8)    (15)

Reconciling Adjustments:
   Net gain from operations of non-unitized Separate Accounts                                             --       6
                                                                                                     -------  ------
Net transfers from Separate Accounts                                                                 $    (8) $   (9)
                                                                                                     =======  ======

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

9. REINSURANCE

   The Company has ceded all of its life insurance mortality risk.

   With respect to its reinsurance agreements, the Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal.

   The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total revenue collected under the reinsured policies.

   Significant reinsurance amounts reflected in these statutory financial statements at December 31, 2011 and 2010 are as follows:

   $ in millions                                             2011     2010
                                                           -------- --------
   Contingent liability with respect to reinsurance ceded  $    539 $    550
   Life insurance in force ceded                              1,077    1,158

   Significant reinsurance transactions reflected in the statutory financial statements for the years ended December 31, 2011 and 2010 are as follows:

$ in millions                                                                2011   2010
                                                                            ------ ------
Ceded life insurance premiums netted against total premiums                 $   11 $   12
Ceded annuity insurance premiums netted against total premiums                   2      3
Ceded accident and health insurance premiums netted against total premiums      --     --

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES

    The components of the DTAs and DTLs recognized in the statutory statement of admitted assets, liabilities and capital and surplus at December 31, 2011 and 2010 are as follows:

$ in millions                                                              2011
                                                               ---------------------------
DESCRIPTION                                                    ORDINARY   CAPITAL   TOTAL
-----------                                                    --------  --------  -------
Gross deferred tax assets                                      $    236  $  1,057  $ 1,293
Statutory valuation allowance                                        --      (988)    (988)
                                                               --------  --------  -------
Adjusted gross deferred tax assets                                  236        69      305
Gross deferred tax liabilities                                      (59)      (32)     (91)
                                                               --------  --------  -------
Net deferred tax asset/(liability) before admissibility tests       177        37      214
Deferred tax asset nonadmitted                                     (122)      (36)    (158)
                                                               --------  --------  -------
Net admitted deferred tax asset                                $     55  $      1  $    56
                                                               ========  ========  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.a.                                $     --  $     --  $    --
Admitted pursuant to para.10.b.                                      14        --       14
Admitted pursuant to para.10.b.i.                                    14        --       14
Admitted pursuant to para.10.b.ii                                   xxx       xxx      388
Admitted pursuant to para.10.c.                                      59        32       91
                                                               --------  --------  -------
Net admitted pursuant to SSAP 10R (para.10.a.,b.,c.)           $     73  $     32  $   105
                                                               ========  ========  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.e.i.                              $     --  $     --  $    --
Admitted pursuant to para.10.e.ii.                                   55         1       56
Admitted pursuant to para.10.e.ii.(a)                                55         1       56
Admitted pursuant to para.10.e.ii.(b)                               xxx       xxx      582
Admitted pursuant to para.10.e.iii.                                  59        32       91
                                                               --------  --------  -------
Net admitted pursuant to SSAP 10R (para.10.e.)                 $    114  $     33  $   147
                                                               ========  ========  =======
Total adjusted capital - SSAP 10R, para.10.d.                  $    xxx  $    xxx  $ 3,375
Authorized control level RBC - SSAP 10R, para.10.d.            $    xxx  $    xxx  $   308

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

                                                                           2010
$ in millions                                                  ----------------------------
DESCRIPTION                                                    ORDINARY   CAPITAL    TOTAL
-----------                                                    --------  --------  --------
Gross deferred tax assets                                      $    312  $  1,072  $  1,384
Statutory valuation allowance                                      (116)   (1,027)   (1,143)
                                                               --------  --------  --------
Adjusted gross deferred tax assets                                  196        45       241
Gross deferred tax liabilities                                       (1)      (64)      (65)
                                                               --------  --------  --------
Net deferred tax asset/(liability) before admissibility tests       195       (19)      176
Deferred tax asset nonadmitted                                     (132)       --      (132)
                                                               --------  --------  --------
Net admitted deferred tax asset                                $     63  $    (19) $     44
                                                               ========  ========  ========
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.a.                                $     --  $     --  $     --
Admitted pursuant to para.10.b.                                      16        --        16
Admitted pursuant to para.10.b.i.                                    16        --        16
Admitted pursuant to para.10.b.ii                                   xxx       xxx       428
Admitted pursuant to para.10.c.                                      20        46        66
                                                               --------  --------  --------
Net admitted pursuant to SSAP 10R (para.10.a.,b.,c.)           $     36  $     46  $     82
                                                               ========  ========  ========
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.e.i.                              $     --  $     --  $     --
Admitted pursuant to para.10.e.ii.                                   43         1        44
Admitted pursuant to para.10.e.ii.(a)                                43         1        44
Admitted pursuant to para.10.e.ii.(b)                               xxx       xxx       642
Admitted pursuant to para.10.e.iii.                                  21        44        65
                                                               --------  --------  --------
Net admitted pursuant to SSAP 10R (para.10.e.)                 $     64  $     45  $    109
                                                               --------  --------  ========
Total adjusted capital - SSAP 10R, para.10.d.                  $    xxx  $    xxx  $  4,265
Authorized control level RBC - SSAP 10R, para.10.d.            $    xxx  $    xxx  $    468

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)


                                                                   CHANGE DURING 2011
$ in millions                                                  -------------------------
DESCRIPTION                                                    ORDINARY CAPITAL   TOTAL
-----------                                                    -------- -------  -------
Gross deferred tax assets                                      $   (76) $   (15) $   (91)
Statutory valuation allowance                                      116       39      155
                                                               -------  -------  -------
Adjusted gross deferred tax assets                                  40       24       64
Gross deferred tax liabilities                                     (58)      32      (26)
                                                               -------  -------  -------
Net deferred tax asset/(liability) before admissibility tests      (18)      56       38
Deferred tax asset nonadmitted                                      10      (36)     (26)
                                                               -------  -------  -------
Net admitted deferred tax asset                                $    (8) $    20  $    12
                                                               =======  =======  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.a.                                $    --  $    --  $    --
Admitted pursuant to para.10.b.                                     (2)      --       (2)
Admitted pursuant to para.10.b.i.                                   (2)      --       (2)
Admitted pursuant to para.10.b.ii                                  xxx      xxx      (40)
Admitted pursuant to para.10.c.                                     39      (14)      25
                                                               -------  -------  -------
Net admitted pursuant to SSAP 10R (para.10.a.,b.,c.)           $    37  $   (14) $    23
                                                               =======  =======  =======
Admitted pursuant to SSAP 10R
Admitted pursuant to para.10.e.i.                              $    --  $    --  $    --
Admitted pursuant to para.10.e.ii.                                  12       --       12
Admitted pursuant to para.10.e.ii.(a)                               12       --       12
Admitted pursuant to para.10.e.ii.(b)                              xxx      xxx      (60)
Admitted pursuant to para.10.e.iii.                                 38      (12)      26
                                                               -------  -------  -------
Net admitted pursuant to SSAP 10R (para.10.e.)                 $    50  $   (12) $    38
                                                               -------  -------  =======
Total adjusted capital - SSAP 10R, para.10.d.                  $   xxx  $   xxx  $  (890)
Authorized control level RBC - SSAP 10R, para.10.d.            $   xxx  $   xxx  $  (160)

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    The Company has met the necessary RBC levels to be able to admit the increased amount of DTAs under SSAP 10R, and an election has been made to admit DTAs pursuant to SSAP 10R, which is the same election made for the previous year.

    The Company recorded an increase in admitted DTAs as the result of its election to employ the provisions of paragraph 10.e. as follows:

                                                  2011
             $ in millions           ------------------------------
             DESCRIPTION             ORDINARY   CAPITAL     TOTAL
             -----------             --------- ---------- ---------
             Increase admitted DTAs  $      41 $        1 $      42

                                                  2010
                                     ------------------------------
             DESCRIPTION             ORDINARY   CAPITAL     TOTAL
             -----------             --------- ---------  ---------
             Increase admitted DTAs  $      28 $      (1) $      27

                                           CHANGE DURING 2011
                                     ------------------------------
             DESCRIPTION             ORDINARY   CAPITAL     TOTAL
             -----------             --------- ---------- ---------
             Increase admitted DTAs  $      13 $        2 $      15

    The following table provides the Company's admitted DTAs, admitted assets, statutory surplus, and total adjusted capital in the RBC calculation with the DTAs calculated under SSAP No. 10, "Income Taxes" ("SSAP 10") paragraphs 10(a) to (c), and the increased balances resulting from application of SSAP 10R, paragraph 10.e., at December 31, 2011 and 2010:

                                                                    2011
                                                       -------------------------------
$ in millions                                           ORDINARY   CAPITAL     TOTAL
                                                       ---------- ---------- ---------
SSAP 10R, Paragraphs 10.a.--10.c.
Admitted net DTAs                                      $       14 $       -- $      14
Admitted assets                                               xxx        xxx    13,783
Adjusted statutory surplus                                    xxx        xxx     3,878
Adjusted capital--DTAs                                        xxx        xxx        14

Increase in balances due to SSAP 10R, Paragraph 10.e.
 Admitted net DTAs                                     $       41 $        1 $      42
 Admitted assets                                              xxx        xxx        42
 Statutory surplus                                            xxx        xxx        42

                                                       2010
                                          -------------------------------
       $ in millions                       ORDINARY   CAPITAL     TOTAL
                                          ---------- ---------- ---------
       SSAP 10R, Paragraphs 10.a.--10.c.
       Admitted net DTAs                  $       16 $       -- $      16
       Admitted assets                           xxx        xxx    17,306
       Adjusted statutory surplus                xxx        xxx     4,283
       Adjusted capital--DTAs                    xxx        xxx        16

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

 Increase in balances due to SSAP 10R, Paragraph 10.e.
  Admitted net DTAs                                     $   28 $   (1) $    27
  Admitted assets                                          xxx    xxx       27
  Statutory surplus                                        xxx    xxx       27

                                                          CHANGE DURING 2011
                                                       ------------------------
$ in millions                                          ORDINARY CAPITAL  TOTAL
                                                       -------- ------- -------
SSAP 10R, Paragraphs 10.a.--10.c.
Admitted net DTAs                                       $   (2) $   --  $    (2)
Admitted assets                                            xxx     xxx   (3,523)
Adjusted statutory surplus                                 xxx     xxx     (405)
Adjusted capital--DTAs                                     xxx     xxx       (2)

Increase in balances due to SSAP 10R, Paragraph 10.e.
 Admitted net DTAs                                      $   13  $    2  $    15
 Admitted assets                                           xxx     xxx       15
 Statutory surplus                                         xxx     xxx       15

    The following table shows the percent of adjusted gross DTAs and net admitted DTAs that are due to tax-planning strategies at December 31, 2011:

                                                2011
                                     -------------------------
                DESCRIPTION          ORDINARY CAPITAL   TOTAL
                -----------          -------- -------  -------
                Adjusted gross DTAs        0%       1%       1%
                Net Admitted DTAs          0%       4%       4%

    The Company had no unrecorded deferred tax liabilities.

    The components of current tax expense for the years ended December 31, 2011 and 2010 are as follows:

    CURRENT INCOME TAXES:

                                                            2011   2010  CHANGE
$ in millions                                              -----  -----  ------
Federal income tax on the net gains from operations        $ (23) $ (48) $  25
Foreign tax                                                   --     --     --
                                                           -----  -----  -----
Subtotal                                                   $ (23) $ (48) $  25
Federal income tax on net realized capital gains (losses)  $   3  $  --  $   3
Utilization of capital loss carry-forwards                   (45)   (12)   (33)
Federal income tax expense on Surplus Adjustment              --     --     --
Other, including prior year adjustments                       (1)   (52)    51
                                                           -----  -----  -----
Federal and foreign income taxes incurred                  $ (66) $(112) $  46
                                                           =====  =====  =====

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    The tax effects of temporary differences that give rise to significant portions of the DTAs and DTLs at December 31, 2011 and 2010 are as follows:

    DEFERRED TAX ASSETS:

                                                    2011     2010   CHANGE
      $ in millions                                ------  -------  ------
      ORDINARY
      Policyholder reserves                        $   38  $    32   $  6
      Investments, including unrealized gain/loss      15       20     (5)
      Deferred acquisition costs                        1        2     (1)
      Compensation and benefits accrual                37       41     (4)
      Receivables--Non-admitted                        12       97    (85)
      Net operating loss carry-forward                  9       --      9
      Tax credit carry-forwards                       124      116      8
      Other                                            --        4     (4)
                                                   ------  -------   ----
         Subtotal                                  $  236  $   312   $(76)
      Statutory valuation allowance adjustment         --     (116)   116
      Non-admitted                                   (122)    (132)    10
                                                   ------  -------   ----
      Admitted ordinary deferred tax assets        $  114  $    64   $ 50
                                                   ======  =======   ====

                                                    2011     2010   CHANGE
      $ in millions                                ------  -------  ------
      CAPITAL
      Investments, including unrealized gain/loss  $  376  $   349   $ 27
      Net capital loss carry-forward                  681      723    (42)
      Real estate                                      --       --     --
      Other                                            --       --     --
                                                   ------  -------   ----
         Subtotal                                  $1,057  $ 1,072   $(15)
      Statutory valuation allowance adjustment     $ (988) $(1,027)  $ 39
      Non-admitted                                    (36)      --    (36)
                                                   ------  -------   ----
      Admitted capital deferred tax assets         $   33  $    45   $(12)
                                                   ------  -------   ----
      Admitted deferred tax assets                 $  147  $   109   $ 38
                                                   ======  =======   ====

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    DEFERRED TAX LIABILITIES:

                                                      2011 2010 CHANGE
         $ in millions                                ---- ---- ------
         ORDINARY
         Investments, including unrealized gain/loss  $59  $ 1   $ 58
         Fixed assets                                  --   --     --
         Other                                         --   --     --
                                                      ---  ---   ----
            Subtotal                                  $59  $ 1   $ 58

         CAPITAL
         Investments, including unrealized gain/loss  $32  $64   $(32)
                                                      ---  ---   ----
            Subtotal                                  $32  $64   $(32)
                                                      ---  ---   ----
         Admitted deferred tax liabilities            $91  $65   $ 26
                                                      ---  ---   ----
         Net deferred assets/liabilities              $56  $44   $ 12
                                                      ===  ===   ====

    The changes in net deferred income taxes at December 31, 2011 and 2010 are comprised of the following:

    This analysis is exclusive of the change in non-admitted DTAs as the change in non-admitted assets is reported separately from the change in net deferred income taxes in the statutory statement of changes in capital and surplus of the statutory financial statements.

$ in millions                                                2011    2010   CHANGE
                                                            ------  ------  ------
Total adjusted deferred tax assets                          $1,293  $1,384  $ (91)
Total deferred tax liabilities                                 (91)    (65)   (26)
                                                            ------  ------  -----
Net adjusted deferred tax asset (liability)                 $1,202  $1,319  $(117)
                                                            ======  ======
Tax effect on unrealized gains and losses                                     (26)
                                                                            -----
Change in net deferred income tax for reconciliation below                  $(143)
Change in valuation allowance on gross DTA                                    155
                                                                            -----
Subtotal change Tax                                                            12
Impact of SSAP 10R incremental DTA                                             15
                                                                            -----
Equals: Total Change in deferred income tax                                 $  27
                                                                            =====

    The provision for federal income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes (which includes net gain from operations and net realized capital losses). The significant items causing the difference for the years ending December 31, 2011 and 2010 are as follows:

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

                                                               EFFECTIVE        EFFECTIVE
                                                        2011      TAX    2010      TAX
$ in millions                                           TOTAL    RATE    TOTAL    RATE
                                                        -----  --------- -----  ---------
Income Tax Benefit / Expense at Applicable Rate         $(386)    35.0%  $ (88)    35.0%
Partnership (SAAH LLC)                                     29     (2.6)     (9)     3.4
Dividends from Affiliates                                  --       --      --       --
Amortization of IMR                                         7     (0.7)     10     (4.0)
Partnership Change in Unrealized (included in current)      7     (0.6)      9     (3.7)
Dividends Received Deduction                               --       --      --       --
Nondeductible Expenses                                     --       --      --     (0.2)
Gains / Losses on Futures                                  --       --      --       --
State Taxes                                                --       --      (4)     1.5
Tax Credits                                                (7)     0.7     (39)    15.4
Adjustment to Prior Year Tax Liability                     (6)     0.5      (2)     1.0
State RTP in total RTP                                     --       --      --       --
Remediation                                                16     (1.5)     (9)     3.4
Partnerships and capital contributions                    (12)     1.1     (80)    31.7
IRS Audit Adjustment                                      (22)     2.0      (6)     2.6
Cumulative Effect Adjustment related to SSAP 43R           --       --      --       --
Change in Non-Admitted Assets                              85     (7.7)    (49)    19.3
Bonds change in unrealized (separate account)               3     (0.3)     (6)     2.5
Loss on transfer of subsidiary                            361    (32.7)     --       --
Other Permanent Adjustments                                 2     (0.2)      1     (0.2)
                                                        -----    -----   -----    -----
Total Statutory Income Tax Benefit / Expense            $  77     (7.0)% $(272)   107.7%
                                                        =====    =====   =====    =====
Federal income taxes incurred                           $ (66)     6.0%  $(112)    44.3%
Change in net deferred income taxes                       143    (13.0)   (160)    63.4
                                                        -----    -----   -----    -----
   Total statutory income taxes                         $  77     (7.0)% $(272)   107.7%
                                                        =====    =====   =====    =====

    In general, realization of DTAs depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. In accordance with the requirements established in SSAP 10R, the Company assessed its ability to realize the DTA of $1.3 billion and concluded that a valuation allowance of $1.0 billion was required at December 31, 2011. Similarly, a valuation allowance of $1.1 billion was required on DTA of $1.4 billion at December 31, 2010.

    The Company joins in the filing of a consolidated federal income tax return with AIG. The Company has a written agreement with AIG under which each subsidiary agrees to pay AIG an amount equal to the consolidated federal income tax expense multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    consolidated tax liability. AIG agrees to pay each subsidiary for the tax benefits, if any, of net operating losses, net capital losses and tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

    At December 31, 2011, the Company had the following operating loss carry forwards:

                                     Amount  Year Expires
                      $ in millions  ------- ------------
                         2010        $    25     2016
                         2011             --     2017
                                     -------
                         Total       $    25
                                     =======

    At December 31, 2011, the Company had the following capital loss carry forwards:

                                      Amount Year Expires
                       $ in millions  ------ ------------
                          2007        $   --     2013
                          2008         1,831     2014
                          2009           114     2015
                          2010            --     2016
                          2011            --     2017
                                      ------
                          Total       $1,945
                                      ======

    At December 31, 2011, the Company had the following foreign tax credit carry forwards:

                                      Amount Year Expires
                       $ in millions  ------ ------------
                          2005        $   --     2016
                          2006             1     2017
                          2007            --     2018
                          2008            --     2019
                          2009             1     2020
                          2010             1     2021
                          2011             1     2022
                                      ------
                          Total       $    4
                                      ======

    At December 31, 2011, the Company had the following general business credit carry forwards:

                                      Amount Year Expires
                       $ in millions  ------ ------------
                          2005        $    8     2025
                          2006             6     2026
                          2007             7     2027
                          2008            10     2028
                          2009            24     2029
                          2010            38     2030
                          2011             6     2031
                                      ------
                          Total       $   99
                                      ======

    The Company has no deposits admitted under Internal Revenue Code section
    6603.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

10. FEDERAL INCOME TAXES (CONTINUED)

    The following is income tax incurred for 2009, 2010 and 2011 that is available for recoupment in the event of future net losses:

                                    ORDINARY CAPITAL TOTAL
                     $ in millions  -------- ------- -----
                        2009         $  --    $  --  $  --
                        2010            --       --     --
                        2011            --       --     --
                                     -----    -----  -----
                        Total        $  --    $  --  $  --
                                     =====    =====  =====

    In July 2006, the FASB issued an accounting interpretation that provides guidance for accounting for uncertainty in income tax positions. This interpretation is not applicable to statutory financial statements. However, disclosures similar to those required by this interpretation have been requested by the NAIC.

    A reconciliation of the beginning and ending balance of the total amounts of gross unrecognized tax benefits is as follows:

                                                              2011  2010
      $ in millions                                           ----- -----
      Gross unrecognized tax benefits at beginning of period  $  35 $   5
      Increases in tax positions for prior years                  1    30
      Decreases in tax positions for prior years                 --    --
      Increases in tax positions for current year                --    --
      Lapse in statute of limitation settlement                  --    --
      1. Settlement                                              --    --
                                                              ----- -----
      Gross unrecognized tax benefits at end of period        $  36 $  35
                                                              ===== =====

    At December 31, 2011 and 2010, the Company's unrecognized tax benefits, excluding interest and penalties, were $33.7 million and $33.7 million, respectively. As of December 31, 2011 and 2010, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were zero. Interest and penalties related to such items were $1.9 million and $1.4 million, respectively for December 31, 2011 and December 31, 2010.

    The Company is currently under audit by the Internal Revenue Service for calendar years 2004-2005. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that any ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. All years prior to 2004 are no longer subject to audit.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)



11. CAPITAL AND SURPLUS

    Under applicable Arizona insurance laws and regulations, the Company is required to maintain minimum capital and surplus of $500,000.

    RBC standards are designed to measure the adequacy of an insurer's statutory capital and surplus in relation to the risks inherent in its business. The RBC standards consist of formulas that establish capital requirements relating to assets, insurance, business and interest rate risks. The standards are intended to help identify companies that are under-capitalized and require specific regulatory actions in the event an insurer's RBC is deficient. The RBC formula develops a risk-adjusted target level of adjusted statutory capital and surplus by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations. The statutory capital and surplus of the Company exceeded its RBC requirement at December 31, 2011.

    The Company is subject to insurance regulatory restrictions that limit cash dividends, loans and advances. The maximum amount of dividends which can be paid to stockholders of insurance companies domiciled in the State of Arizona without obtaining the approval of the Insurance Commissioner is limited to the lesser of either 10% of the preceding year's statutory surplus or the net gain from operations, if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of Arizona Department of Insurance. In calculating net gains from operations, the Arizona Department of Insurance will exclude net realized capital gains and include net realized capital losses. As such, no dividends can be paid by the Company to its stockholders in 2012 without obtaining prior approval from the Arizona Department of Insurance. Additionally, the Company has committed to providing the Arizona Department of Insurance 30 days' prior written notice of any proposed dividends or other distributions to its stockholders and, in effect, has agreed not to make any dividends or distributions without the prior approval of the Arizona Department of Insurance.

    As noted in Note 2, in 2010, the Company received permission from the Arizona Department of Insurance to restate the additional paid-in surplus and unassigned deficit by the same amount of $3.03 billion. The effective date was September 30, 2010. This permitted practice allows the Company to pay dividends to its ultimate parent without approval from the state insurance department to the extent the Company has ordinary dividend capacity.

    On April 11, 2011 and June 28, 2011, the Company paid extraordinary cash dividends of $230.0 million and $150.0 million, respectively, to the Parent. The Company did not pay any dividends for the year ended December 31, 2010.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

11. CAPITAL AND SURPLUS (CONTINUED)

    Capital distributions and contributions received or accrued by the Company in 2011 and 2010 were as follows:

                                                           2011  2010
           $ in millions                                  -----  ----
           Contribution related to variable compensation  $   6  $ 3
           Distribution of FSA to the Parent               (735)  --
                                                          -----  ---
           Total (decrease)/increase in paid-in capital   $(729) $ 3
                                                          =====  ===

    Unassigned Surplus has been decreased at December 31, 2011 and 2010 by the following:

                                                                  2011    2010
$ in millions                                                    -----  -------
Cumulative unrealized capital gains and losses                   $(658) $(1,686)
Cumulative unrealized foreign exchange capital gains and losses     (2)     (25)
Non-admitted asset values                                         (306)    (565)
Asset valuation reserve                                           (435)    (386)

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS

    The Company does not directly sponsor any defined benefit or defined contribution plans, and does not participate in any multi-employer plans.

    EMPLOYEE RETIREMENT PLAN

    Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

    The AIG Retirement Plan (the "AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age
    65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

    The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the "ERISA Plans"). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

    Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans was be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

    The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, "Accounting for Pensions" ("SSAP 89") as of December 31, 2011 and 2010:

                                                   2011     2010
              $ in millions                      -------- --------
              Fair value of plan assets          $  3,433 $  3,425
              Less projected benefit obligation     4,220    3,575
                                                 -------- --------
              Funded status                       $ (787)  $ (150)
                                                 ======== ========

    The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011 and 2010 are set forth in the table below:

                                                 2011               2010
                                          -----------------  -----------------
 Discount rate                                         4.62%              5.50%
 Rate of compensation increase (average)               4.00%              4.00%
 Measurement date                         December 31, 2011  December 31, 2010

    In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $0.2 million and $0.2 million for 2011 and 2010, respectively.

    The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

    The Company's employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG plan begins on the later of January 1, 1999 or the date of hire.

    The 2010 AIG U.S. Plan information reflects the impact of divestitures of
    A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

    AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

    POSTRETIREMENT BENEFIT PLANS

    AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

    Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at ages 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

    AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with Statement of Statutory Accounting Principles
    No. 14, "Postretirement Benefits Other Than Pensions", as of December 31, 2011 and 2010 were $202.0 million and $202.4 million, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $0 for the years ended December 31, 2011 and 2010.

    Amounts for four Puerto Rico postretirement medical plans have also been included in the 2011 and 2010 figures.

    The 2010 postretirement medical plan information reflects the impact of divestiture of AI Credit P&C, Bridge, ALICO and AGF during 2010.

    Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

    As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, AIG is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    OTHER

    Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan, including share-based cash settled awards such as the Stock Salary and Troubled Asset Relief Program Restricted Stock Unit ("TARP RSU") Awards, and several other legacy AIG-sponsored employee compensation plans that are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards is remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $0.2 million and $0.4 million, respectively, related to stock options and restricted stock units granted under these plans.

    In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2011 and 2010, AIG allocated $0.2 million and $0.8 million, respectively, for expenses incurred under this plan.

    In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, (the "AIG Incentive Savings Plan"), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was $0.1 million and $0.1 million in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17,000.

    Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of AIG, its subsidiaries and affiliates. The SICO Plans came into being in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

    None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to net gain from operations for the

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

12. RETIREMENT PLANS, DEFERRED COMPENSATION, POSTEMPLOYMENT BENEFITS AND COMPENSATED ABSENCES AND OTHER POSTRETIREMENT BENEFIT PLANS (CONTINUED)

    deferred compensation amounts paid to employees of the Company and affiliates by SICO and allocated to the Company, with an offsetting entry to additional paid-in capital reflecting amounts deemed contributed by SICO. The SICO Plans provide that shares currently owned by SICO may be set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors currently may permit an early payout under certain circumstances. Prior to payout, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG or its subsidiaries prior to normal retirement age. Under the SICO Plans, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. Following notification from SICO to participants in the SICO Plans that it will settle specific future awards under the SICO Plans with shares rather than cash, the Company modified its accounting for the SICO Plans from variable to fixed measurement accounting, although variable accounting will continue to be applied where SICO makes cash payments pursuant to elections made prior to March 2005. The Company gave effect to this change in settlement method beginning on December 9, 2005, the date of SICO's notice to the SICO Plans' participants.

    Compensation with respect to the SICO Plans was an expense of $17,000 and $15,000 for the years ended December 31, 2011 and 2010, respectively, and is included in aggregate write-ins for deductions in the statutory statement of operations and an increase to paid in and contributed surplus. Capital contributions were made to the Company's subsidiaries, SAAL, FSA and SAII, for their SICO plan expenses of $205,000, $21,000 and $153,000, respectively, in 2011. Capital contributions were made to the Company's subsidiaries, SAAL, FSA and SAII for their SICO plan expenses of $162,000, $19,000 and $18,000, respectively, in 2010. The Company recorded capital contributions from the Parent of $396,000 and $214,000 in 2011 and 2010, respectively.

    POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

    AIG has certain benefits provided to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus budget Reconciliation Act ("COBRA") medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

    IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

    On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed onto the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3.1 million.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

13. DEBT

    FEDERAL HOME LOAN BANK OF SAN FRANCISCO ("FHLB OF SAN FRANCISCO") AGREEMENTS

    In 2011, the Company became a member of the FHLB of San Francisco. Membership with the FHLB provides the Company with collateralized borrowing opportunities, primarily as an additional source of contingent liquidity. At December 31, 2011, the statement value of the Company's ownership in FHLB of San Francisco stock was $25.0 million and was reported as common stock. Pursuant to the membership terms, the Company has also pledged such stock to the FHLB of San Francisco as additional collateral for the Company's obligations under agreements entered into with the FHLB of San Francisco.

14. LEASES

    The Company has various lease agreements for its primary and secondary office locations. These facilities are also occupied by other affiliates, which are allocated a substantial percentage of the net costs, in accordance with cost sharing agreements. These lease obligations ultimately expire in 2013, with remaining commitments over this term amounting to approximately $16.7 million at December 31, 2011. Rental expenses for the years ended December 31, 2011 and 2010 were $9.6 million and $9.2 million, respectively.

    The minimum rental commitments for the next five years are as follows:

                                           OPERATING
                                            LEASES
                            $ in millions  ---------
                               2012           $10
                               2013             7
                                              ---
                               Total          $17
                                              ===

    The Company is also party to a lease entered into by three of its affiliates for office space used by such affiliates. The Company could become liable for up to approximately $5.1 million of payments over five years should the affiliates fail to meet their obligations.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENT LIABILITIES

    The Company had commitments to provide funding to various limited partnerships and limited liability companies totaling $109.9 million and $138.4 million for the periods ending December 31, 2011 and 2010, respectively. The commitments to invest in limited partnerships and other funds are called at the discretion of each fund, as needed and subject to the provisions of such fund's governing documents, for funding new investments, follow-on investments and/or fees and other expenses of the fund. The $109.9 million of the total commitments at December 31, 2011 are currently expected to expire by 2012 based on the expected life cycle of the related fund and the Company's historical funding trends for such commitments. The Company had no direct commitments related to Low-Income Housing Tax Credits ("LIHTC") property investments although certain subsidiaries had such commitments.

    All fifty states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable and can be reasonably estimated. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

    The following items pertain to guaranty fund assessments at and for the years ended December 31, 2011 and 2010:

                         $ in millions
                                              2011 2010
                                              ---- ----
                         Accrued assessments   $5   $5

    The Company is unaware of any gain contingencies.

    The Company has no claims related to extra contractual obligations and bad faith losses stemming from lawsuits.

    In the ordinary course of business, the Company is obligated to purchase approximately $23 million of asset-backed securities in future periods at December 31, 2011. The expiration date of this commitment is in 2016.

    As of December 31, 2011, SAAL has two agreements outstanding in which it has agreed to provide liquidity support for certain short-term securities of municipalities and non-profit organizations (collectively, the "short-term securities") by agreeing to purchase such short-term

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

    securities in the event there is no other buyer in the short-term marketplace. In return SAAL receives a fee. Additionally, SAAL guarantees the payment of these securities upon redemption. One of these commitments was extended to expire on December 1, 2012, and the other commitment is scheduled to expire on October 1, 2022. The outstanding commitments may be extended beyond their stated maturities. The Company has participation agreements with SAAL under which the Company shares in a portion of these liabilities in exchange for a proportionate percentage of the fees received under these agreements. In September and October 2008, SAAL purchased all of the short-term securities then outstanding pursuant to its obligations under the above-referenced liquidity support agreements. If SAAL is able to re-market these short-term securities, SAAL's obligations under the liquidity support agreements and the Company's obligations under the participation agreements referenced above will continue to inure to the benefit of the purchasers of the re-marketed securities. The short-term securities have a current estimated market value of $16.0 million at December 31, 2011. As of December 31, 2011, SAAL has not re-marketed any of these short-term securities.

    The Company has entered into credit and short-term financing agreements under which the Company agreed to make loans to various affiliates (See
    Note 16).

    The Company has received industry-wide regulatory inquiries, including a multi-state audit covering compliance with unclaimed property laws and a directive from the New York Insurance Department (the "New York Directive") regarding claims settlement practices. In particular, the above referenced multi-state audit seeks to require insurers to use the Social Security Administration Death Master File ("SSDMF") to identify potential deceased insureds notwithstanding that the payee has not presented the Company with a valid claim, to determine whether a death claim is payable, and to take appropriate action. The multi-state audit covers certain policies in force at any time since 1992. The New York Directive generally requires a similar review and action although the time frame under review is different.

    Although the Company has enhanced its claims practices to include use of the SSDMF, it is possible that the inquiries, audits and other regulatory activity could result in the payment of additional death claims, additional escheatment of funds deemed abandoned under state laws, administrative penalties and interest. The Company believes that it has adequately reserved for such claims as of December 31, 2011, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate. Additionally, state regulators are considering a variety of proposals that would require life insurance companies to take additional steps to identify unreported deceased policyholders.

    Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or other regulatory inquiries. Except as discussed above, based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the statutory statement of assets, liabilities and capital and surplus, the statutory statement of operations or the statutory statement of cash flow of the Company.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

15. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

    The Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme. As of December 31, 2011, the Company believes it is not likely that contingent liabilities arising from this lawsuit will have a material adverse effect on the statutory statement of assets, liabilities and capital and surplus, the statutory statement of operations or the statutory statement of cash flow of the Company.

    Various lawsuits against the Company have arisen in the ordinary course of business. Except as discussed above, the Company believes it is not likely that contingent liabilities arising from litigation, income taxes and other matters will have a material adverse effect on the statutory statement of assets, liabilities and capital and surplus, the statutory statement of operations or the statutory statement of cash flow of the Company.

    The Company's wholly owned subsidiary, SAAH LLC, has invested and indirectly acquired low-income housing tax credits pursuant to Section 42 of the Internal Revenue Code, as amended (the "federal tax credits"). In July 2010, SAAH LLC sold approximately $745 million in federal tax credits to unaffiliated investors through transactions that involved formation of investment limited partnerships in which SAAH LLC is the general partner. In connection with the sales of the federal tax credits, the Company guaranteed, in favor of the unaffiliated investors, all payment obligations of SAAH LLC in its capacity as the general partner of the investment limited partnerships. SAAH LLC has retained proceeds from sales of the tax credits in an amount reasonably expected to meet its payment obligations as the general partner. Accordingly, the Company currently believes that any calls on its guarantees would be immaterial.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)


16. RELATED PARTY TRANSACTIONS

    FINANCING ARRANGEMENTS

    On September 4, 2008, the Company entered into a short-term financial arrangement with SAAH LLC whereby the Company has the right to borrow up to $200 million from the SAAH LLC. Outstanding borrowings bear interest at a rate equal to the three-month USD-LIBOR rate plus 30 basis points (0.30%) for each interest period. Interest accrued is payable on the 10th calendar day after the end of each quarter and ending on and including September 4, 2009 (unless the short-term financing arrangement is extended in accordance with its terms). This short-term financing arrangement expired as of September 4, 2009. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On September 15, 2006, the Company amended and restated a short-term financial arrangement with SAAH LLC whereby SAAH LLC has the right to borrow up to $200 million from the Company. Outstanding borrowings bear interest at a fluctuating rate per annum (computed on the basis of a 360-day year and the actual days elapsed) equal to the daily Federal Commercial Paper rate, formally known as the Fed H.15 Financial CP 1 day (yield) (the "Fed H.15") (ticker H15F001Y), as calculated every business day by the Federal Reserve Bank and published by Bloomberg. The interest rate for each Advance shall equal the average daily rate of the Fed H.15 for the period in which the relevant Advance is outstanding. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On April 10, 2010, the Company amended and restated a short-term financing arrangement with the Parent (the "Parent Note"), whereby the Parent has the right to borrow up to $520 million from the Company. The principal amount of the Parent Note was originally for $950 million. Interest under the Parent Note is payable on the outstanding daily unpaid principal amount of each advance from the date the advance is made until payment in full, and accrues on a fluctuating rate per annum (computed on the basis of a 360-day year and the actual days elapsed) equal to three-month USD-LIBOR plus 300 basis points (3.0%) for each interest period under the Parent Note; provided however, that at any given time, the three-month USD-LIBOR rate shall not be less than 3.5%. Interest accrued is payable on January 10, April 10, July 10, and October 10 of each year, commencing on July 10, 2010 and ending on and including April 10, 2011 (unless the short-term financing arrangement is extended in accordance with its terms). On January 10, 2009, as required under AIG's credit facility agreement with the New York Fed, the Company and the Parent executed an affiliate subordination agreement in respect to the amended and restated short-term financing arrangement (the "Subordination Agreement"), pursuant to which the Company agreed to subordinate its rights under the short-term financing arrangement in favor of the New York Fed in limited circumstances. As a result of the complete repayment by AIG of all amounts owing under AIG's revolving credit facility with the New York Fed on January 14, 2011, the Subordination Agreement was terminated by the Company and the Parent on February 22, 2011. On April 11, 2011, the Parent repaid the amount borrowed under the Parent Note of $217.5, and by its terms the Parent Note expired. There was no outstanding balance at December 31, 2011. At December 31, 2010, the amount borrowed under the Parent Note was $217.2 million and $217.2 million was recorded as a non-admitted asset.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    On July 1, 2011, the Company entered into a short-term financial arrangement with Parent, whereby Parent has the right to borrow up to $100 million from the Company (the "New Parent Note") and the Company will loan to Parent, from time to time, the amount requested by Parent up to the aggregate principal balance of $100 million. Principal amounts borrowed under the New Parent Note may be repaid and re-borrowed, in whole or in part, at any time and from time to time, without penalty. All advances made shall be repaid by Parent in full by no later than the current stated maturity date of December 31, 2012. Interest under the New Parent Note is payable on the outstanding daily unpaid principal amount of each advance from the date the advance is made until payment in full, and shall accrue on a fluctuating rate per annum (computed on the basis of a 360-day year and the actual days elapsed) equal to three-month USD-LIBOR, plus 195 basis points (1.95%) for each interest period. Interest accrued is payable on January 1, April 1, July 1 and October 1 of each year, commencing
    October 1, 2011 and (unless the maturity date is extended or the New Parent
    Note is otherwise renewed by the Company) ending on and including
    December 31, 2012. There was no outstanding balance under this arrangement at December 31, 2011.

    On June 1, 2009, the Company amended and restated a short-term financing arrangement with the Parent, dated September 26, 2001 (the "Original Note"), whereby the Company has the right to borrow up to $500 million from Parent. The Original Note was amended and restated solely for the purpose of reflecting the name change of Parent from AIG SunAmerica Inc. to AIG Retirement Services, Inc. All terms and conditions set forth in the Original Note remain in effect, including that any advances made under this arrangement must be repaid within 30 days. There was no outstanding balance under this arrangement at December 31, 2011 or 2010.

    On June 1, 2009, the Company amended and restated a short-term financing arrangement with SAAL, dated February 15, 2004 (the "Original Note"), whereby the Company has the right to borrow up to $500 million from SAAL. The Original Note was amended and restated solely for the purpose of reflecting the name change of AIG SunAmerica Life Assurance Company to SunAmerica Annuity and Life Assurance Company. All terms and conditions set forth in the Original Note remain in effect, including that any advances made under this arrangement must be repaid within 30 days. There was no outstanding balance under this arrangement at December 31, 2011 or 2010.

    On February 15, 2004, the Company entered into a short-term financial arrangement with SAAL whereby SAAL has the right to borrow up to $500 million from the Company. Any advances made under this agreement must be repaid within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On January 20, 2004, the Company entered into a short-term financial arrangement with an affiliate, USL (as successor by merger of FSA into USL, effective December 31, 2011), whereby, the Company has the right to borrow up to $15 million from USL and vice versa. Any advances made under this agreement must be repaid within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On December 19, 2001, the Company entered into a short-term financial arrangement with SAII, whereby SAII has the right to borrow up to $500 million from the Company. Any advances made

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    by SAII under this agreement must be repaid to the Company within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    On September 26, 2001, the Company entered into a short-term financing arrangement with SAII, whereby the Company has the right to borrow up to $500 million from SAII. Any advances made under this agreement must be repaid within 30 days. There was no outstanding balance under this agreement at December 31, 2011 or 2010.

    OPERATING AGREEMENTS

    Pursuant to a Service and Expense Agreement, AIG provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and certain affiliates. AIG affiliates are billed in accordance with Regulation 30, or Regulation 33, as applicable, of the New York Insurance Department, and billed amounts do not exceed the cost to AIG. The agreement also includes a reimbursement to the Company for the use of shared premises, equipment, furniture and fixtures. The net amount paid by the Company for services rendered pursuant to this agreement was $9.5 million and $9.9 million for the years ending December 31, 2011 and 2010, respectively. Amounts payable to affiliates are non-interest bearing and are due on demand.

    In addition to the reimbursements noted above, Western National Life Insurance Company, an affiliate, is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were $2.2 million and $2.3 million in 2011 and 2010, respectively. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

    Pursuant to an amended and restated Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate. The investment management fees incurred were $9.0 million and $4.3 million for the years ended December 31, 2011 and 2010, respectively.

    SUPPORT AGREEMENTS

    The Company's insurance policy obligations for individual and group contracts issued prior to December 29, 2006, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of AIG and an affiliate of the Company. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public.

    On December 29, 2006 (the "Point of Termination"), the Guarantee by American Home was terminated. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that contract owners owning contracts issued by

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

    The Company had a support agreement in effect between the Company and AIG (the "Support Agreement"), pursuant to which AIG would cause the Company to maintain a policyholders' surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provided that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG would provide such funds at the request of the Company. The Support Agreement was not a direct or indirect guarantee by AIG to any person of any obligations of the Company. AIG may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Policyholders have the right to cause the Company to enforce its rights against AIG and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such policyholder when due, have the right to enforce the Support Agreement directly against AIG.

    On March 30, 2011, AIG and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage. The CMA replaced the Support Agreement (described above), which was terminated by AIG in accordance with its terms on April 24, 2011.

    DIVIDENDS AND CAPITAL CONTRIBUTIONS

    On December 31, 2011, the Company made a return of capital distribution of 100% of the capital stock of FSA, valued at $734.5 million, to the Parent, which upon receipt of such capital stock distributed the same to AIG.

    On April 11, 2011 and June 28, 2011, the Company paid extraordinary cash dividends of $230.0 million and $150.0 million, respectively, to the Parent. These dividends were approved by the Arizona Department of Insurance. The Parent used a portion of the dividend proceeds received from the Company to repay the outstanding balance under the Parent Note (see above Note under Financing Arrangements), which expired in accordance with its terms upon payment of the outstanding balance.

    On December 28, 2011, the Company received a return of capital distribution of $250.0 million from SAII.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    On December 28, 2011, the Company received a return of capital distribution of $150.0 million from SAAH LLC.

    On December 30, 2010, the Company received a return of capital distribution of $325.0 million from SAII.

    On September 17, 2010 the Company received a return of capital distribution of $250.0 million from SAAH LLC.

    On January 31, 2010, the Company recorded a non-cash capital contribution with a fair value of $19.1 million in the form of fixed assets to SAAL.

    The Company and certain of its subsidiaries each receives an allocation of its proportionate share of variable compensation expense from AIG. AIG forgave the obligation of the Company and such subsidiaries associated with the variable compensation expense allocation in 2011 and 2010. During the year ended 2011, the Company recorded the forgiveness of this obligation as a capital contribution from its Parent in the amount of $5.9 million in accordance with paragraph 7 of SSAP No. 72, "Surplus and Quasi-reorganizations" ("SSAP 72"). Of this amount, the Company is deemed to have in turn contributed $3.9 million, $0.2 million and $1.5 million to SAAL, FSA and SAII, respectively, during the same period for their respective portion of equity compensation cost similarly forgiven by AIG. During the year ended 2010, the Company recorded the forgiveness of this obligation as a capital contribution from its Parent in the amount of $2.4 million. Of this amount, the Company is deemed to have in turn contributed $1.6 million, $0.1 million and $0.6 million to SAAL, FSA and SAII, respectively, during the same period for their respective portion of equity compensation cost similarly forgiven by AIG. These transactions did not involve any exchange of funds and had no net impact on the Company's surplus.

    OTHER

    The Company reported a net payable to affiliates of $8.6 million and $332.8 million at December 31, 2011 and 2010, respectively.

    During the year 2011, the Company purchased debt securities from an affiliate, in cash, at fair value totaling $30.0 million in the aggregate. The repayment of these securities has been collateralized by underlying commercial equipment leases.

    In December 15, 2010, the Company purchased seven commercial mortgage loans from AIG at fair market value for an aggregate purchase price, in cash, of $85.7 million.

    On December 31, 2010, the Company sold its limited partnership interests in two hedge funds to American General Life and Accident Insurance Company, an affiliate, for cash. The initial purchase price of each of these limited partnership interest was based on the Company's net capital account balance in each such limited partnership at November 30, 2010 and was adjusted after receipt of the limited partnership's 2010 audited financial statements. The initial aggregate purchase price, in cash, received by the Company on January 4, 2011 for its interest in these two

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    hedge funds was approximately $140.3 million. As a result of an adjustment to the initial purchase price made after receipt of the limited partnerships' 2010 audited financial statements, the Company received an additional $2.8 million as consideration for the sale of its interest in these two hedge funds.

    On December 31, 2010, the Company sold its limited partnership interests in a hedge fund to American General Life Insurance Company, an affiliate, for cash. The initial purchase price of this limited partnership interest was based on the Company's net capital account balance in this limited partnership at November 30, 2010 and was adjusted after receipt of the limited partnership's 2010 audited financial statements. The initial purchase price, in cash, received by the Company on January 4, 2011 for its interest in this hedge fund was approximately $90.7 million. As a result of an adjustment to the initial purchase price made after receipt of the limited partnership's 2010 audited financial statements, the Company received an additional $5.0 million as consideration for the sale of its interest in this hedge funds.

    On December 31, 2010, the Company sold its limited partnership interests in two hedge funds to The Variable Annuity Life Insurance Company ("VALIC"), an affiliate, for cash. The initial purchase price of each of these limited partnership interests was based on the Company's net capital account balance in each such limited partnership at November 30, 2010 and was adjusted after receipt of the limited partnership's 2010 audited financial statements. The initial aggregate purchase price, in cash, received by the Company on January 4, 2011 for its interest in these two hedge funds was approximately $106.1 million. As a result of an adjustment to the initial purchase price made after receipt of the limited partnerships' 2010 audited financial statements, the Company received an additional $2.7 million as consideration for the sale of its interest in these two hedge funds.

    For the years ending December 31, 2011 and 2010, AIG refunded the Company $88.9 million and $75.7 million, respectively, in federal income taxes to AIG in accordance with the current tax sharing agreement. In addition, for the year ending December 31, 2010, the Company paid the IRS $50.3 million in prior year tax settlements.

    At December 31, 2011, the affiliated bonds had an aggregate carrying value of $100.2 million and a fair value of $95.0 million. At December 31, 2010, the affiliated bonds had an aggregate carrying value of $132.6 million and a fair value of $124.9 million.

    Of the outstanding Swap Agreements at December 31, 2011, 10 contracts with a total notional amount of $984.4 million were with an affiliated counterparty. At December 31, 2010, 10 contracts with a total notional amount of $983.0 million were with an affiliated counterparty. The net carrying value of these agreements was $96.2 million and $151.1 million at December 31, 2011 and 2010, respectively.

    The Company does not own any shares of an upstream intermediate or ultimate parent, either directly or indirectly via a downstream subsidiary, controlled or affiliated company.

    The Company had no investments in SCAs that exceeded 10% of admitted assets at December 31, 2011 or 2010.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    The Company did not recognize any impairment write-downs for its investments in SCAs for the periods ended December 31, 2011 or 2010. Certain investments in SCAs with a total statement value of $2.8 million were non-admitted as of December 31, 2011 and 2010.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

    The Company's investment in affiliates that are included in common stocks and other invested assets in the statutory statement of admitted assets and liabilities and capital and surplus are summarized below.

                                                              EQUITY
$ in millions         BALANCE AT               CONTRIBUTIONS    IN                   BALANCE AT
                     DECEMBER 31,               (RETURN OF   EARNINGS DIVIDENDS AND DECEMBER 31,
                         2009     ACQUISITIONS   CAPITAL)    (LOSSES) DISTRIBUTIONS     2010
2010:                ------------ ------------ ------------- -------- ------------- ------------
SAAL                   $    654     $    --       $    21     $  159     $    --      $    834
FSA                         764          --            --        (18)         --           746
UG Corporation                3          --            --         --          --             3
SAII                      1,635          --          (324)        82          --         1,393
SAAH LLC *                  917          --          (250)       (21)         --           646
                       --------     -------       -------     ------     -------      --------
Totals                 $  3,973     $    --       $  (553)    $  202     $    --      $  3,622
                       ========     =======       =======     ======     =======      --------
Non-Admitted Assets                                                                         (3)
                                                                                      --------
Total                                                                                 $  3,619
                                                                                      ========

$ in millions         BALANCE AT               CONTRIBUTIONS EQUITY IN                BALANCE AT
                     DECEMBER 31,               (RETURN OF   EARNINGS  DIVIDENDS AND DECEMBER 31,
                         2010     ACQUISITIONS   CAPITAL)    (LOSSES)  DISTRIBUTIONS     2011
2011:                ------------ ------------ ------------- --------- ------------- ------------
SAAL                   $    834     $    --       $     4     $   (24)    $    --      $    814
FSA                         746          --          (734)        (12)         --            --
UG Corporation                3          --            --          --          --             3
SAII                      1,393          --          (248)         22          --         1,167
SAAH LLC *                  646          --          (150)         84          --           580
                       --------     -------       -------     -------     -------      --------
Totals                 $  3,622     $    --       $(1,128)    $    70     $    --      $  2,564
                       ========     =======       =======     =======     =======      --------
Non-Admitted Assets                                                                          (3)
                                                                                       --------
Total                                                                                  $  2,561
                                                                                       ========

*  SAAH LLC is included in other invested assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

17. RECONCILIATION TO THE ANNUAL STATEMENT

    The following table reconciles the amount for total capital and surplus and net income as reported in the Company's 2010 statutory annual statements, as filed, to the amount included in the accompanying audited statutory basis financial statements.

    Corrections of the investment in SAII and the tax calculations impacting both current and deferred taxes resulted in the following differences in 2010:

                                                                           TOTAL
$ in millions                                                           CAPITAL AND  NET
                                                                          SURPLUS   INCOME
                                                                        ----------- ------
Amounts reported in the 2010 Annual Statement                             $ 3,898   $(139)
Change in net unrealized capital gains/losses                                 (25)     --
Federal income tax benefit                                                    (72)    (16)
                                                                          -------   -----
Amounts reported in these audited statutory basis financial statements    $ 3,801   $(155)
                                                                          =======   =====

    There were no differences in 2011.

18. SUBSEQUENT EVENTS

    ML II DISTRIBUTION

    Through a series of transactions that occurred during the three month period ending March 31, 2012, the New York Fed initiated the sales of the remaining securities held by ML II. These sales resulted in the Company receiving principal payments of $21.5 million on March 1, 2012 and additional cash receipts of $132.8 million on March 15, 2012 from ML II that consisted of $77.0 million, $11.1 million, and $44.7 million in principal, contractual interest and residual cash flows, respectively, effectively monetizing the Company's Maiden Lane Interests. Additionally, the Company's wholly owned subsidiary, SAAL, received principal payments of $3.2 million on March 1, 2012 and additional cash receipts of $20.1 million on March 15, 2012 from ML II that consisted of $11.6 million, $1.7 million, and $6.8 million in principal, contractual interest and residual cash flows, respectively.

                       SUNAMERICA LIFE INSURANCE COMPANY
              NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)

18. SUBSEQUENT EVENTS (CONTINUED)

    The total amount received ($177.6 million) by the Company and SAAL from ML II was distributed to the Company's intermediate parent company and ultimately remitted to AIG.

    FHLB CASH ADVANCE

    On March 29, 2012, the Company borrowed $25.0 million as a cash advance from the FHLB of San Francisco.

    SECURITIES LENDING

    The Company has adopted a new securities lending program intended to provide an additional source of liquidity for the Company, pursuant to which the Company is able to raise liquidity through secured borrowings backed by its existing securities portfolios. This targeted program was approved by the Company's board of directors in February 2012.

    INSURANCE COMPANY MERGER

    Effective April 1, 2012, AIG contributed 100% of the capital stock of SunAmerica Financial Group, Inc. ("SAFGI") to SAFGRS and SAFGRS contributed 100% of the capital stock of the Company to SAFGI. As a result of the foregoing transactions, SAFGRS became an indirect parent of each of AGC Life Insurance Company, American General Life and Accident Insurance Company, American General Property Insurance Company, American General Assurance Company, American General Indemnity Company, Western National Life Insurance Company, American General Life Insurance Company ("AGL"), The Variable Annuity Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York and SAFGI became the direct parent of the Company and an indirect parent of SAAL. AIG remained the ultimate parent company of each of such insurers and the United States Department of the Treasury remained the ultimate control person.

    On December 31, 2012, the Company intends to merge with and into AGL, with AGL being the surviving company, to implement a more efficient legal entity structure, while continuing to market products and services under currently existing brands. The merger transaction is subject to receipt of all required regulatory approvals, including the approvals of certain state insurance departments.

[PWC LOGO]

                        REPORT OF INDEPENDENT AUDITORS
                          ON ACCOMPANYING INFORMATION

To the Board of Directors and Shareholder of SunAmerica Life Insurance Company:

The report on our audit of the basic statutory basis financial statements (the "financial statements") of SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc. as of December 31, 2011 and for the year then ended is presented on page 1 of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories of the Company as of December 31, 2011 and for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements. The effects on the Supplemental Schedule of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. As a consequence, the Supplemental Schedule of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories do not present fairly, in conformity with accounting principles generally accepted in the United States of America, such information of the Company as of December 31, 2011 and for the year then ended. The Supplemental Schedule of Assets and Liabilities, Summary Investment Schedule and Investment Risk Interrogatories have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, during 2010, the Company received a permitted practice to restate the additional paid-in surplus and unassigned deficit components of surplus, similar to the statutory basis of accounting for a quasi-reorganization.

[GRAPHIC]

May 25, 2012

PricewaterhouseCoorpers LLP, 350 South Grand Avenue, 49/th/ Floor, Los Angeles, CA 90071
T: (213) 356-6000, F: (813) 637-4444, www.pwc.com/us

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

The following is a summary of certain financial data included in other exhibits and schedules of the 2011 Statutory Annual Statement subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

                                                                    2011
      $ in millions                                               --------
      Investment income earned on:
         Government bonds                                         $      1
         Other bonds (unaffiliated)                                    288
         Bonds of affiliates                                             5
         Preferred stocks (unaffiliated)                                --
         Preferred stocks of affiliates                                 --
         Common stocks (unaffiliated)                                    2
         Common stock of affiliates                                     --
         Mortgage loans                                                100
         Real estate                                                     5
         Premium notes, contract loans and liens                         3
         Cash on hand and on deposit                                    --
         Short-term investments                                          3
         Other invested assets                                         108
         Derivative instruments                                         --
         Aggregate write-ins for investment income                       4
                                                                  --------
         Gross investment income                                  $    519
                                                                  ========
      Real estate owned - book value less encumbrances            $     37
                                                                  ========
         Mortgage loans book value
         Farm mortgages                                           $     --
         Residential mortgages                                          --
         Commercial mortgages                                        1,263
         Mezzanine loans                                                --
                                                                  --------
         Total mortgage loans                                     $  1,263
                                                                  ========
      Mortgage loans by standing - book value
         Good standing                                            $  1,252
                                                                  ========
         Good standing with restructured terms                    $      8
                                                                  ========
         Interest overdue more than 90 days, not in foreclosure   $      3
                                                                  ========
         Foreclosure in process                                   $     --
                                                                  ========
      Other long term assets - statement value                    $  1,501
                                                                  ========
      Collateral loans                                            $     --
                                                                  ========

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                         2011
$ in millions                                                          --------
Bonds and stocks of parents, subsidiaries and affiliates - book value
   Bonds                                                               $    100
                                                                       ========
   Preferred stocks                                                    $     --
                                                                       ========
   Common stocks                                                       $  1,984
                                                                       ========
Bonds and Short-term investments by class and maturity
Bonds by maturity - statement value
   Due within one year or less                                         $  2,271
   Over 1 year through 5 years                                            2,937
   Over 5 years through 10 years                                          1,085
   Over 10 years through 20 years                                           395
   Over 20 years                                                          1,154
                                                                       --------
       Total by maturity                                               $  7,842
                                                                       ========
Bonds by class - statement value
   Class 1                                                             $  5,677
   Class 2                                                                1,420
   Class 3                                                                  374
   Class 4                                                                  264
   Class 5                                                                   68
   Class 6                                                                   39
                                                                       --------
                                                                       $  7,842
                                                                       ========
   Total bonds publicly traded                                         $  5,555
                                                                       ========
   Total bonds privately traded                                        $  2,287
                                                                       ========
Preferred stocks - statement value                                     $     --
                                                                       ========
Common stocks - market value                                           $  2,028
                                                                       ========
Short-term investments - book value                                    $  1,448
                                                                       ========
Options, caps & floors owned - statement value                         $     --
                                                                       ========
Options, caps & floors written and in force - statement value          $     --
                                                                       ========
Collar, swap & forward agreements open - statement value               $   (200)
                                                                       ========
Futures contracts open - current value                                 $     --
                                                                       ========
Cash on deposit                                                        $     (6)
                                                                       ========

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                         2011
 $ in millions                                                          ------
 Life insurance in force:
    Industrial                                                          $   --
                                                                        ======
    Ordinary                                                            $  178
                                                                        ======
    Credit life                                                         $   --
                                                                        ======
    Group life                                                          $   --
                                                                        ======
 Amount of accidental death insurance in force under ordinary policies  $   29
                                                                        ======
 Life insurance policies with disability provisions in force
    Industrial                                                          $   --
                                                                        ======
    Ordinary                                                            $   13
                                                                        ======
    Credit life                                                         $   --
                                                                        ======
    Group life                                                          $   --

                                                                        ======
 Supplementary contract in force
 Ordinary - not involving life contingencies
    Amount on deposit                                                   $    6
                                                                        ======
    Income payable                                                      $   28
                                                                        ======
 Ordinary - involving life contingencies
    Income payable                                                      $   16
                                                                        ======
 Group - not involving life contingencies
    Amount on deposit                                                   $   --
                                                                        ======
    Income payable                                                      $   --
                                                                        ======
 Group - involving life contingencies
    Income payable                                                      $   --
                                                                        ======
 Annuities
 Ordinary
    Immediate - amount of income payable                                $    8
                                                                        ======
    Deferred - fully paid account balance                               $  700
                                                                        ======
    Deferred - not fully paid account balance                           $1,186
                                                                        ======
 Group
    Amount of income payable                                            $   --
                                                                        ======
    Fully paid account balance                                          $  177
                                                                        ======
    Not fully paid - account balance                                    $   47
                                                                        ======

                       SUNAMERICA LIFE INSURANCE COMPANY
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES

                                                                              2011
$ in millions                                                                ------
Accident and health insurance - premiums in force
   Other                                                                     $   --
                                                                             ======
   Group                                                                     $   --
                                                                             ======
   Credit                                                                    $   --
                                                                             ======
Deposit funds and dividend accumulations
   Deposit funds - account balance                                           $6,760
                                                                             ======
   Dividend accumulations - account balance                                  $    9
                                                                             ======
Claim payments 2011
 Group accident and health - year ended December 31, 2011
   2011                                                                      $   --
                                                                             ======
   2010                                                                      $   --
                                                                             ======
   2009                                                                      $   --
                                                                             ======
   2008                                                                      $   --
                                                                             ======
   2007                                                                      $   --
                                                                             ======
   2006                                                                      $   --
                                                                             ======
   Prior                                                                     $   --
                                                                             ======
Other accident and health - year ended December 31, 2011
   2011                                                                      $   --
                                                                             ======
   2010                                                                      $   --
                                                                             ======
   2009                                                                      $   --

                                                                             ======
   2008                                                                      $   --
                                                                             ======
   2007                                                                      $   --
                                                                             ======
   2006                                                                      $   --
                                                                             ======
   Prior                                                                     $   --
                                                                             ======
Other coverages that use developmental methods to calculate claims reserves
   2011                                                                      $   --
                                                                             ======
   2010                                                                      $   --
                                                                             ======
   2009                                                                      $   --
                                                                             ======
   2008                                                                      $   --
                                                                             ======
   2007                                                                      $   --
                                                                             ======
   2006                                                                      $   --
                                                                             ======
   Prior                                                                     $   --
                                                                             ======

                       SUNAMERICA LIFE INSURANCE COMPANY
                          SUMMARY INVESTMENT SCHEDULE

The following is a summary of certain financial data included in other exhibits and schedules of the 2011 Statutory Annual Statement subjected to audit procedures by independent auditors, as filed with State regulatory authorities.

$ in millions                                                                  GROSS              ADMITTED ASSETS AS
                                                                             INVESTMENT            REPORTED IN THE
                                                                              HOLDINGS             ANNUAL STATEMENT
                                                                               AMOUNT       %           AMOUNT           %
                                                                             ---------- --------- ------------------ ---------
Investment Categories
   Bonds:
       U.S. Treasury Securities                                              $      11        0.1     $      11            0.1
       U.S. government agencies:
          Issued by U.S. government sponsored agencies                              10        0.1            10            0.1
       Foreign government                                                           14        0.1            14            0.1
       Securities issued by states, territories and possessions
         and political subdivisions: Revenue and assessment
         obligations                                                                 2        0.0             2            0.0
       Mortgage-backed securities (includes residential and
         commercial MBS):
          Pass-through securities:
              Issued by GNMA
              Issued by FNMA and FHLMC                                             503        3.7           503            3.7
          CMOs and REMICs:
              Issued by GNMA, FNMA, FHLMC or VA                                    347        2.6           347            2.6
              Issued by non-U.S. issuers                                            34        0.2            34            0.2
              All other                                                          1,686       12.5         1,686           12.5
   Other debt and other fixed income:
       Unaffiliated domestic securities (includes credit tenant
         loans rated by the SVO)                                                 2,616       19.4         2,616           19.4
       Unaffiliated foreign securities                                           1,071        7.9         1,071            7.9
       Affiliated securities                                                       100        0.7           100            0.7
   Equity interests:
       Publicly-traded equity securities
          (excluding preferred stocks):
          Unaffiliated                                                              11        0.1            11            0.1
       Other equity securities:
          Affiliated                                                             1,981       14.7         1,981           14.7
          Unaffiliated                                                              33        0.2            33            0.2
   Mortgage loans:
       Multifamily residential properties                                          136        1.0           136            1.0
       Commercial loans                                                          1,093        8.1         1,093            8.1
   Real estate investments:
       Property held for production of income                                       13        0.1            13            0.1
       Property held for sale                                                       24        0.2            24            0.2
   Contract loans                                                                   35        0.3            35            0.3
   Derivatives                                                                     875        6.5           875            6.5
   Receivables for securities                                                        7        0.0             7            0.0
   Cash and short-term investments                                               1,442       10.7         1,442           10.7
   Other invested assets                                                         1,469       10.8         1,469           10.8
                                                                             ---------  ---------     ---------      ---------
          Total invested assets                                              $  13,513      100.0     $  13,513          100.0
                                                                             =========  =========     =========      =========

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES

   INVESTMENT RISKS INTERROGATORIES

1. The Company's total admitted assets, excluding separate account assets are as follows: $13,691,000,000.

2. The Company's 10 largest exposures to a single issuer/borrower/investment, excluding (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, (ii) property occupied by the Company and (iii) contract loans are:

                                                                                 PERCENTAGE OF
                                                                                     TOTAL
$ in millions                                         DESCRIPTION                  ADMITTED
INVESTMENT CATEGORY                                   OF EXPOSURE         AMOUNT    ASSETS
-------------------                            -------------------------- ------ -------------
2.01 Retirement Services Pool I                Short-Term                 $1,448    10.578%
2.02 SunAmerica Investments Inc                Common Stock-Affiliate     $1,167     8.522%
2.03 SunAmerica Annuity and Life Assurance Co  Common Stock-Affiliate     $  814     5.947%
2.04 Investment in SA Affordable Housing, LLC  BA-Mtge Loan & Common Aff  $  580     4.235%
2.05 Maiden Lane II LLC                        Bonds                      $  130     0.949%
2.06 Cap One Multi Asset Executn Tr            Bonds                      $  111     0.809%
2.07 Deutsche Alt A Mtg Ln Tr                  Bonds                      $  105     0.769%
2.08 Bear Stearns Abs I Tr                     Bonds                      $  105     0.767%
2.09 Commercial Mtge Loan--4284003             Mortgage Loan              $  100     0.730%
2.10 Banc Amer Fdg Tr                          Bonds                      $   97     0.709%

3. The Company's total admitted assets held in bonds and short-term and preferred stocks by NAIC rating are:

                                                     PERCENTAGE OF
                                                         TOTAL
              $ in millions                            ADMITTED
              BONDS & SHORT-TERM INVESTMENTS  AMOUNT    ASSETS
              ------------------------------  ------ -------------
                      3.01 NAIC - 1           $5,677    41.474%
                      3.02 NAIC - 2           $1,420    10.371%
                      3.03 NAIC - 3           $  374     2.730%
                      3.04 NAIC - 4           $  264     1.929%
                      3.05 NAIC - 5           $   68     0.493%
                      3.06 NAIC - 6           $   39     0.286%

                                              PERCENTAGE OF
                                                  TOTAL
                     $ in millions              ADMITTED
                     PREFERRED STOCKS  AMOUNT    ASSETS
                     ----------------  ------ -------------
                      3.07 P/RP - 1     $--       0.000%
                      3.08 P/RP - 2     $--       0.000%
                      3.09 P/RP - 3     $--       0.000%
                      3.10 P/RP - 4     $--       0.000%
                      3.11 P/RP - 5     $--       0.000%
                      3.12 P/RP - 6     $--       0.000%

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES

4. The Company had admitted assets held in foreign investments (regardless of whether there is any foreign currency exposure) and unhedged foreign currency exposure (defined as the statement value of investments denominated in foreign currencies which are not hedged by financial instruments qualifying for hedge accounting as specified in SSAP No. 86--Derivative Instruments), including:

       4.01 foreign investments less than 2.5% of the reporting entity's total admitted assets: No.
       4.02 total admitted assets held in foreign investments of $1,088,000,000 or 7.950%.
       4.03 foreign-currency-denominated investments of $22,000,000 or 0.163%.
       4.04 insurance liabilities denominated in that same foreign currency of $0.

5. The Company's aggregate foreign investment exposures categorized by NAIC sovereign rating are:

                                                          PERCENTAGE OF
                                                              TOTAL
                                                            ADMITTED
         $ in millions                            AMOUNT     ASSETS
                                                 -------- -------------
         5.01 Countries rated NAIC - 1           $  1,015      7.413%
         5.02 Countries rated NAIC - 2           $     62      0.454%
         5.03 Countries rated NAIC - 3 or below  $     11      0.083%

6. The Company's largest foreign investment exposures to a single country, categorized by the country's NAIC sovereign ratings are:

                                                       PERCENTAGE OF
                                                           TOTAL
                                                         ADMITTED
           $ in millions                       AMOUNT     ASSETS
                                              -------- -------------
           Countries rated NAIC - 1
           6.01 Country Cayman Islands        $    635      4.641%
           6.02 Country United Kingdom        $    119      0.867%
           Countries rated NAIC - 2
           6.03 Country Ireland               $     31      0.224%
           6.04 Country Mexico                $     29      0.209%
           Countries rated NAIC - 3 or below
           6.05 Country Jersey Channel Is     $     11      0.083%
           6.06 Country                       $     --      0.000%

7. The Company's aggregate unhedged foreign currency exposure is $22,000,000 or 0.163%.

8. The Company's aggregate unhedged foreign currency exposure categorized by NAIC sovereign rating are:

                                                         PERCENTAGE OF
                                                             TOTAL
                                                           ADMITTED
         $ in millions                           AMOUNT     ASSETS
                                                 ------- -------------
         8.01 Countries rated NAIC - 1           $    22      0.163%
         8.02 Countries rated NAIC - 2           $    --      0.000%
         8.03 Countries rated NAIC - 3 or below  $    --      0.000%

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES


9. The Company's largest unhedged foreign currency exposures by country, categorized by the country's NAIC sovereign rating are:

                                                         PERCENTAGE OF
                                                             TOTAL
                                                           ADMITTED
          $ in millions                        AMOUNT       ASSETS
                                             ----------- -------------
          Countries rated NAIC - 1
          9.01 Country France                $        13      0.095%
          9.02 Country United Kingdom        $         9      0.068%
          Countries rated NAIC - 2
          9.03                               $        --      0.000%
          9.04                               $        --      0.000%
          Countries rated NAIC - 3 or below           --
          9.05                               $        --      0.000%
          9.06                               $        --      0.000%

10. The Company's 10 largest non-sovereign (i.e. non-governmental) foreign issues are:

                                                                 PERCENTAGE OF
                                                                     TOTAL
                                                                   ADMITTED
  $ in millions                                        AMOUNT       ASSETS
                                                     ----------- -------------
  10.01 NAIC 1:       Royal Bk of Scotland NV        $        69      0.505%
  10.02 NAIC 1:       Arkle Mastr Issuer Plc         $        50      0.365%
  10.03 NAIC 1, 2, 3: FMC Real Est CDO 2005-1 Ltd    $        36      0.263%
  10.04               Unison Capital Partners II(F)  $        30      0.221%
  10.05 NAIC 1:       Amer Movil Sab De Cv           $        29      0.209%
  10.06 NAIC 1:       Gallatin CLO II 2005-1 Ltd     $        26      0.190%
  10.07 NAIC 1, 4:    Denali Cap CLO V Ltd           $        25      0.183%
  10.08 NAIC 3:       Greencore Fdg Ltd              $        25      0.183%
  10.09 NAIC 1:       Monument Pk CDO Ltd            $        25      0.183%
  10.10 NAIC 1:       Volkswagen Intl Fin Nv         $        25      0.179%

Questions 11 is not applicable, as the Company's aggregate Canadian investments and unhedged Canadian currency exposure do not exceed 2.5% of total admitted assets.

Question 12 is not applicable, as the Company's aggregate investments with contractual sales restrictions do not exceed 2.5% of total admitted assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES

13. The Company's 10 largest equity interests (including investments in the shares of mutual funds, preferred stocks, publicly traded equity securities, and other equity securities, and excluding money market and bond mutual funds listed in the Appendix to the SVO Practices and Procedures Manual as exempt or Class I) are:

                                                             PERCENTAGE OF
                                                                 TOTAL
      $ in millions                                            ADMITTED
      INVESTMENT                                      AMOUNT    ASSETS
      ----------                                      ------ -------------
      13.01 SunAmerica Investments Inc                $1,167     8.522%
      13.02 SunAmerica Annuity and Life Assurance Co  $  814     5.947%
      13.03 Investment in SA Affordable Housing, LLC  $  580     4.235%
      13.04 Eton Park Fund                            $   65     0.471%
      13.05 TPG Partners IV LP                        $   62     0.452%
      13.06 Five Long Island Properties, LLC          $   56     0.409%
      13.07 TPG Axon Partners                         $   47     0.341%
      13.08 Sankaty Credit Opportunities II           $   43     0.316%
      13.09 New Mountain Partners II, LP              $   42     0.306%
      13.10 Crestview Capital Partners                $   40     0.291%

14. The Company had assets held in nonaffiliated, privately placed equities including:

     14.01 Assets held in nonaffiliated, privately placed equities are not less than 2.5% of the reporting entity's total admitted assets.

     14.02 Aggregate statement value of investments held in nonaffiliated, privately placed equities is $1,071,000,000 or 7.824%.

The Company's largest 3 investments held in nonaffiliated, privately placed equities are:

                                                             PERCENTAGE OF
                                                                 TOTAL
                                                               ADMITTED
      $ in millions                                   AMOUNT    ASSETS
                                                      ------ -------------
      14.03 Investment in SA Affordable Housing, LLC  $  181     1.322%
      14.04 Eton Park Fund                            $   65     0.471%
      14.05 TPG Partners IV LP                        $   62     0.452%

Question 15 is not applicable, as the Company's aggregate assets held in general partnership interests do not exceed 2.5% of total admitted assets.

                       SUNAMERICA LIFE INSURANCE COMPANY
                       INVESTMENT RISKS INTERROGATORIES


16. The Company's 10 largest aggregate mortgage interests are:

                                                                  PERCENTAGE OF
                                                                      TOTAL
 $ in millions                                                      ADMITTED
 TYPE                                                    AMOUNT      ASSETS
 ----                                                   --------- -------------
 16.02 Commercial, Loan No. 4284003, Monterey Park, CA  $     100      0.730%
 16.03 Commercial, Loan No. 4251022, Inglewood, CA      $      68      0.495%
 16.04 Commercial, Loan No. 4244073, Ontario, CA        $      57      0.416%
 16.05 Commercial, Loan No. 4013013, Cambridge, MA      $      54      0.391%
 16.06 Commercial, Loan No. 4029400, Ft. Wayne, IN      $      50      0.364%
 16.07 Commercial, Loan No. 4244075, Honolulu, HI       $      45      0.326%
 16.08 Commercial, Loan No. 4046035, Pittsburgh, PA     $      40      0.291%
 16.09 Commercial, Loan No. 4244068, Phoenix, AZ        $      34      0.248%
 16.10 Commercial, Loan No. 4052058, Phoenix, AZ        $      33      0.239%
 16.11 Commercial, Loan No. 4265006, Indianapolis, IN   $      31      0.229%

Amount and percentage of the Company's total admitted assets held in the following categories of mortgage loans:

                                                                PERCENTAGE OF
                                                                    TOTAL
   $ in millions                                                  ADMITTED
   TYPE                                                 AMOUNT     ASSETS
   16.12 Construction loans                            $     --      0.000%
   16.13 Mortgage loans over 90 days past due          $      3      0.020%
   16.14 Mortgage loans in the process of foreclosure  $     --      0.000%
   16.15 Mortgage loans foreclosed                     $     --      0.000%
   16.16 Restructured mortgage loans                   $      8      0.056%

17. The Company's aggregate mortgage loans and their loan-to-value ratios as determined from the most current appraisal as of December 31, 2011 are:

                                                    PERCENTAGE OF
                                                        TOTAL
              $ in millions                           ADMITTED
              LOAN-TO-VALUE        TYPE     AMOUNT     ASSETS
              -------------     ---------- -------- -------------
              17.01 above 95%   Commercial $      1      0.005%
              17.02 91% to 95%  Commercial $      2      0.015%
              17.03 81% to 90%  Commercial $      8      0.056%
              17.04 71% to 80%  Commercial $    257      1.878%
              17.05 below 70%   Commercial $    995      7.265%

Question 18 is not applicable, as the Company's aggregate real estate investment does not exceed 2.5% of total admitted assets.

Question 19 is not applicable, as the Company's aggregate mezzanine real estate loan investment does not exceed 2.5% of total admitted assets.

                       SUNAMERICA LIFE INSURANCE COMPANY

                       INVESTMENT RISKS INTERROGATORIES

20. The Company's total admitted assets subject to the following types of agreements are:

                                                                             PERCENTAGE OF
                                                                       AT        TOTAL
                                                                    YEAR-END   ADMITTED     1/ST/ QTR   2/ND/ QTR   3/RD/ QTR
$ in millions                                                        AMOUNT     ASSETS     (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                                                    -------- ------------- ----------- ----------- -----------
20.01 Securities lending
  (do not include assets held as collateral for such transactions)  $    --         --       $    --     $    --     $    --
20.02 Repurchase Agreements                                         $    --         --       $    --     $    --     $    --
20.03 Reverse repurchase Agreements                                 $    --         --       $    --     $    --     $    --
20.04 Dollar repurchase Agreements                                  $    --         --       $    --     $    --     $    --
20.05 Dollar reverse repurchase agreements                          $    --         --       $    --     $    --     $    --

21. The Company's warrants not attached to other financial instruments, options, caps and floors are:

                                                  PERCENTAGE OF
                                            AT        TOTAL
                                         YEAR-END   ADMITTED
                $ in millions             AMOUNT     ASSETS
                                         -------- -------------
                21.01 Hedging            $    --         --
                21.02 Income generation  $    --         --
                21.03 Other              $    --         --

22. The Company's potential exposure (defined as the amount determined in accordance with the NAIC Annual Statement Instructions) for collars, swaps, and forwards are: None

                                  PERCENTAGE OF
                            AT        TOTAL
                         YEAR-END   ADMITTED     1/ST/ QTR   2/ND/ QTR   3/RD/ QTR
$ in millions             AMOUNT     ASSETS     (UNAUDITED) (UNAUDITED) (UNAUDITED)
                         -------- ------------- ----------- ----------- -----------
22.01 Hedging            $    96      0.700%      $   110     $   105     $   102
22.02 Income generation  $    --         --       $    --     $    --     $    --
22.03 Replications       $    --         --       $    --     $    --     $    --
22.04 Other              $    --         --       $    --     $    --     $    --

Question 23 is not applicable, as the Company does not hold any investment with potential exposure for futures contracts.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                     NATIONAL UNION FIRE INSURANCE COMPANY
                              OF PITTSBURGH, PA.

                               NAIC CODE: 19445

                     STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                     NATIONAL UNION FIRE INSURANCE COMPANY
                              OF PITTSBURGH, PA.

                     STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                               TABLE OF CONTENTS

Report of Independent Auditors.......................................................  2
Statements of Admitted Assets........................................................  3
Statements of Liabilities, Capital and Surplus.......................................  4
Statements of Operations and Changes in Capital and Surplus..........................  5
Statements of Cash Flow..............................................................  6
Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies.  7
Note 2 - Accounting Adjustments to Statutory Basis Financial Statements.............. 19
Note 3 - Investments................................................................. 24
Note 4 - Reserves for Losses and LAE................................................. 36
Note 5 - Related Party Transactions.................................................. 41
Note 6 - Reinsurance................................................................. 53
Note 7 - Deposit Accounting Assets and Liabilities................................... 57
Note 8 - Federal Income Taxes........................................................ 58
Note 9 - Pension Plans and Deferred Compensation Arrangements........................ 66
Note 10 - Capital and Surplus and Dividend Restrictions.............................. 70
Note 11 - Contingencies.............................................................. 72
Note 12 - Other Significant Matters.................................................. 85
Note 13 - Subsequent Events.......................................................... 87

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of National Union Fire Insurance Company of Pittsburgh, Pa.:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of National Union Fire Insurance Co. of Pittsburgh, Pa. (the Company) as of December 31, 2011 and 2010, and the related statutory statements of operations and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years then ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years then ended December 31, 2011, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009 the Company adopted SSAP No. 10R, INCOME TAXES - REVISED, A TEMPORARY REPLACEMENT TO SSAP NO. 10 and SSAP No. 43R--REVISED LOAN-BACKED AND STRUCTURED SECURITIES. The Company has reflected the effects of these adoptions within CHANGES IN ACCOUNTING PRINCIPLES on the Statements of Changes in Capital and Surplus.

/s/ PricewaterhouseCoopers LLP

April 25, 2012
New York, New York

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                         STATEMENTS OF ADMITTED ASSETS
                              STATUTORY BASIS AS
                         OF DECEMBER 31, 2011 AND 2010
                                (000'S OMITTED)



AS OF DECEMBER 31,                                                                                    2011         2010
------------------                                                                                -----------  -----------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2011--$15,244,619; 2010--$14,120,892)......... $14,912,275  $13,919,307
   Stocks:.......................................................................................
   Common stocks, at fair value adjusted for non admitted assets (cost: 2011--$1,524,721; 2010--
     $1,495,718).................................................................................   6,911,789    6,511,306
   Preferred stocks, primarily at fair value (cost: 2011--$0; 2010--$217)........................          --          217
   Other invested assets (cost: 2011--$3,441,378; 2010--$2,655,674)..............................   3,938,581    3,238,585
   Derivatives...................................................................................       2,509           --
   Short-term investments, at amortized cost (approximates fair value)...........................     135,690    1,621,934
   Overdraft and cash equivalents................................................................    (137,545)    (134,915)
   Receivable for securities.....................................................................       3,639          565
                                                                                                  -----------  -----------
       TOTAL CASH AND INVESTED ASSETS............................................................  25,766,938   25,156,999
                                                                                                  -----------  -----------
Investment income due and accrued................................................................     155,112      180,797
Agents' balances or uncollected premiums:
   Premiums in course of collection..............................................................     458,922      377,660
   Premiums and installments booked but deferred and not yet due.................................     363,136      432,688
   Accrued retrospective premiums................................................................   1,453,867    1,528,069
Amounts billed and receivable from high deductible policies......................................      40,229       34,708
Reinsurance recoverable on loss payments.........................................................     378,204      416,132
Funds held by or deposited with reinsurers.......................................................      75,887       43,767
Federal income taxes recoverable from affiliates.................................................          --       34,361
Net deferred tax assets..........................................................................     873,540    1,000,337
Equities in underwriting pools and associations..................................................     281,764      575,123
Receivables from parent, subsidiaries and affiliates.............................................     167,165    2,026,969
Other admitted assets............................................................................     390,680      440,464
                                                                                                  -----------  -----------
       TOTAL ADMITTED ASSETS..................................................................... $30,405,444  $32,248,074
                                                                                                  ===========  ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                STATUTORY BASIS
                       AS OF DECEMBER 31, 2011 AND 2010
                   (000'S OMITTED EXCEPT SHARE INFORMATION)


AS OF DECEMBER 31,                                                                                2011        2010
------------------                                                                             ----------- -----------
                                                     LIABILITIES

Reserves for losses and loss adjustment expenses.............................................. $12,342,958 $14,214,768
Unearned premium reserves.....................................................................   2,567,425   2,996,516
Commissions, premium taxes, and other expenses payable........................................     319,077     238,588
Reinsurance payable on paid loss and loss adjustment expenses.................................      87,857     163,698
Current federal taxes payable to parent.......................................................      61,853          --
Funds held by company under reinsurance treaties..............................................   1,031,053     139,264
Provision for reinsurance.....................................................................      77,539     101,251
Ceded reinsurance premiums payable, net of ceding commissions.................................     363,527     383,332
Collateral deposit liability..................................................................     384,576     431,011
Payable to parent, subsidiaries and affiliates................................................     180,971     367,961
Derivatives...................................................................................          --      11,263
Other liabilities.............................................................................     374,601     459,607
                                                                                               ----------- -----------
   TOTAL LIABILITIES..........................................................................  17,791,437  19,507,259
                                                                                               ----------- -----------
                                           CAPITAL AND SURPLUS

Common capital stock, $5.00 par value, 1,000,000 shares authorized, 895,750 shares issued and
  outstanding                                                                                        4,479       4,479
Capital in excess of par value................................................................   6,379,762   6,237,997
Unassigned surplus............................................................................   5,628,656   5,898,315
Special surplus tax--SSAP 10R.................................................................     600,868     599,502
Special surplus funds from retroactive reinsurance............................................         242         522
                                                                                               ----------- -----------
   TOTAL CAPITAL AND SURPLUS..................................................................  12,614,007  12,740,815
                                                                                               ----------- -----------
   TOTAL LIABILITIES, CAPITAL, AND SURPLUS.................................................... $30,405,444 $32,248,074
                                                                                               =========== ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
          STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                                STATUTORY BASIS
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


FOR THE YEARS ENDED DECEMBER 31,                                                             2011         2010         2009
--------------------------------                                                         -----------  -----------  -----------
                                                  STATEMENTS OF OPERATIONS
Underwriting income:
 Premiums earned........................................................................ $ 5,195,920  $ 5,244,486  $ 6,071,466
                                                                                         -----------  -----------  -----------
Underwriting deductions:
 Losses incurred........................................................................   3,760,257    4,787,494    4,753,215
 Loss adjustment expenses incurred......................................................     600,635      921,320      774,866
 Other underwriting expenses incurred...................................................   1,312,793    1,392,409    1,439,581
                                                                                         -----------  -----------  -----------
Total underwriting deductions...........................................................   5,673,685    7,101,223    6,967,662
                                                                                         -----------  -----------  -----------
Net underwriting loss...................................................................    (477,765)  (1,856,737)    (896,196)
                                                                                         -----------  -----------  -----------
Investment income:
 Net investment income earned...........................................................     963,300    1,095,908    1,032,274
 Net realized capital gains (net of capital gains tax: 2011--$0; 2010--$17,767; 2009--
   $930,452)............................................................................     172,160        8,838      352,053
                                                                                         -----------  -----------  -----------
Net investment gain.....................................................................   1,135,460    1,104,746    1,384,327
                                                                                         -----------  -----------  -----------
Net (loss) gain from agents' or premium balances charged-off............................     (17,201)      21,847      (37,084)
Finance and service charges not included in premiums....................................          --           --        4,851
Other (expense) income..................................................................     (37,751)      41,388        7,951
                                                                                         -----------  -----------  -----------
INCOME (LOSS) AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL INCOME TAXES                      602,743     (688,756)     463,849
Federal income tax expense (benefit)....................................................       6,340       (3,590)    (377,136)
                                                                                         -----------  -----------  -----------
 NET INCOME (LOSS)...................................................................... $   596,403  $  (685,166) $   840,985
                                                                                         ===========  ===========  ===========
                                               CHANGES IN CAPITAL AND SURPLUS
Capital and surplus, as of December 31, previous year................................... $12,740,815  $12,658,360  $11,825,423
 Adjustment to beginning surplus........................................................    (372,990)     (50,874)    (126,308)
                                                                                         -----------  -----------  -----------
Capital and surplus, as of January 1,...................................................  12,367,825   12,607,486   11,699,115
 Changes in accounting principles (refer to Note 2).....................................
   Adoption of SSAP 10R.................................................................          --           --      242,874
   Cumulative effect of changes in accounting principles................................          --           --      (91,387)
 Other changes in capital and surplus:..................................................
   Net income...........................................................................     596,403     (685,166)     840,985
   Change in net unrealized capital gains (losses) (net of capital gains tax (benefit)
     expense: 2011--$(3,265); 2010--$63,042; 2009--$(20,011))...........................     390,040      428,758     (434,565)
   Change in net deferred income tax....................................................     170,542       35,165       38,269
   Change in non-admitted assets........................................................    (222,978)      79,498     (201,784)
   Change in SSAP 10R...................................................................       1,366      356,628           --
   Change in provision for reinsurance..................................................      23,712       (7,702)       7,298
   Capital contribution.................................................................     651,765      774,479    1,087,400
   Return of capital....................................................................    (510,000)          --           --
   Dividends to stockholder.............................................................    (861,346)    (889,961)    (537,000)
   Other surplus adjustments............................................................       6,678       45,874        2,933
   Foreign exchange translation.........................................................          --       (4,244)       4,222
                                                                                         -----------  -----------  -----------
 Total changes in capital and surplus...................................................     246,182      133,329      959,245
                                                                                         -----------  -----------  -----------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                                                  $12,614,007  $12,740,815  $12,658,360
                                                                                         ===========  ===========  ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                            STATEMENTS OF CASH FLOW
                                STATUTORY BASIS
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


FOR THE YEARS ENDED DECEMBER 31,                                                2011         2010         2009
--------------------------------                                            -----------  -----------  -----------
                                              CASH FROM OPERATIONS
Premiums collected, net of reinsurance..................................... $ 4,827,538  $ 4,985,853  $ 6,012,704
Net investment income......................................................     978,098    1,117,172      879,604
Miscellaneous (expense) income.............................................     (59,138)      18,885      (22,990)
                                                                            -----------  -----------  -----------
   SUB-TOTAL...............................................................   5,746,498    6,121,910    6,869,318
Benefit and loss related payments..........................................   3,805,224    4,307,011    4,612,122
Payment to an affiliate under the asbestos loss portfolio transfer.........     827,363           --           --
Commission and other expense paid..........................................   2,003,194    2,142,679    2,300,255
Dividends paid to policyholders............................................          --           --          246
Federal and foreign income taxes recovered.................................     (35,348)    (140,897)     (43,319)
                                                                            -----------  -----------  -----------
   NET CASH (USED IN) PROVIDED FROM OPERATIONS.............................    (853,935)    (186,883)          14
                                                                            -----------  -----------  -----------
                                              CASH FROM INVESTMENTS
Proceeds from investments sold, matured, or repaid:
   Bonds...................................................................   4,486,411    6,193,496    2,778,983
   Stocks..................................................................   1,468,434      532,652    5,332,526
   Other...................................................................     470,130    1,006,707      613,320
                                                                            -----------  -----------  -----------
   TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID................   6,424,975    7,732,855    8,724,829
                                                                            -----------  -----------  -----------
Cost of investments acquired:
   Bonds...................................................................   5,445,869    7,491,719    2,830,766
   Stocks..................................................................     658,502      621,311      335,841
   Other...................................................................   1,310,840    1,160,055      963,564
                                                                            -----------  -----------  -----------
   TOTAL COST OF INVESTMENT ACQUIRED.......................................   7,415,211    9,273,085    4,130,171
                                                                            -----------  -----------  -----------
   NET CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES...................    (990,236)  (1,540,230)   4,594,658
                                                                            -----------  -----------  -----------
                                  CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Capital contribution.......................................................   1,387,617           --           --
Return of capital..........................................................    (510,000)          --           --
Dividends to stockholder...................................................    (825,000)    (776,238)    (537,000)
Intercompany receivable and payable, net...................................      96,737    2,163,647   (2,961,854)
Net deposit on deposit-type contracts and other insurance..................      (1,819)      14,051       78,549
Equities in underwriting pools and association.............................     292,276        6,871      113,428
Collateral deposit liability...............................................     (46,435)     (14,667)    (130,248)
Other......................................................................     (38,079)     (75,924)    (200,463)
                                                                            -----------  -----------  -----------
   NET CASH PROVIDED FROM (USED IN) FINANCING AND MISCELLANEOUS ACTIVITIES.     355,297    1,317,740   (3,637,588)
                                                                            -----------  -----------  -----------
   NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS...........................  (1,488,874)    (409,373)     957,084
Cash and short-term investments:
   Beginning of year.......................................................   1,487,019    1,896,392      939,308
                                                                            -----------  -----------  -----------
   END OF YEAR............................................................. $    (1,855) $ 1,487,019  $ 1,896,392
                                                                            ===========  ===========  ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A. ORGANIZATION

   National Union Fire Insurance Company of Pittsburgh, Pa. (the Company or National Union) is a direct wholly-owned subsidiary of Chartis U.S., Inc., a Delaware corporation, which is in turn owned by Chartis, Inc. (Chartis), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis, Inc.

   Chartis conducts the general insurance operations of AIG. Chartis presents its financial information in two operating segments - commercial insurance and consumer insurance - with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business segments.

   On January 17, 2012, Chartis announced that it had aligned its geographic structure to enhance execution of its commercial and consumer strategies and to add greater focus on its growth economies initiatives. Under this framework, Chartis is organized under three major geographic areas: the Americas, Asia and EMEA (Europe, Middle East and Africa). Previously, Chartis was organized in four geographic areas: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America). This had no impact on the Company.

   The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk solution operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

   The Company remains diversified both in terms of classes of business and geographic locations. For calendar year 2011, 25.8 percent of its net premiums written represented workers' compensation business. During 2011, of the Company's total direct written premium, 12.1 percent, 9.3 percent, 7.4 percent and 7.3 percent were written in California, Texas, New York and Delaware, respectively. Direct premiums written in non-U.S. jurisdictions accounted for 10.2 percent of total Direct Premiums Written. No other jurisdiction accounted for more than 5.0 percent of such premiums.

   The Company is party to that certain Amended and Restated Inter-company Pooling Agreement, dated October 1, 2011 among the companies listed below (the Admitted Pooling Agreement), which nine companies are each a member of the Admitted Companies Pool (the Admitted Pool) governed by the Admitted Pooling Agreement. The changes to the Admitted Companies Pooling Agreement were not material and were intended to clarify certain provisions and to consolidate and modernize the 1978 agreement with 14 addenda into one document. The member companies, their National Association of Insurance Commissioners (NAIC) company codes, inter-company pooling percentages and states of domicile are as follows:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                                    Pool
                                                         NAIC   Participation   State of
Company                                                 Co Code  Percentage     Domicile
-------                                                 ------- ------------- ------------
(1) National Union *...................................  19445       38%      Pennsylvania
(2) American Home Assurance Company (American Home)....  19380       36%        New York
(3) Commerce and Industry Insurance Company (C&I)......  19410       11%        New York
(4) Chartis Property Casualty Company (Chartis PC).....  19402       5%       Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)....  23841       5%       Pennsylvania
(6) The Insurance Company of the State of Pennsylvania
  (ISOP)...............................................  19429       5%       Pennsylvania
(7) Chartis Casualty Company...........................  40258       0%       Pennsylvania
(8) Granite State Insurance Company....................  23809       0%       Pennsylvania
(9) Illinois National Insurance Co.....................  23817       0%         Illinois
* Lead Company

   The accompanying financial statements include the Company's U.S. operation and its participation in the Chartis Overseas Association (the Association).

   The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

   The Company has significant transactions with AIG and affiliates and participates in the Chartis U.S. Admitted Pool. Refer to Note 5 for additional information.

B. SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

   PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

   The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania (PA SAP).

   PA SAP recognizes only statutory accounting practices prescribed or permitted by the Commonwealth of Pennsylvania for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the Pennsylvania Insurance Law. The NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the Commonwealth of Pennsylvania. The Commissioner of the Insurance Department of the Commonwealth of Pennsylvania (the Commissioner) has the right to permit other specific practices that deviate from prescribed practices.

   PA SAP has adopted certain accounting practices that differ from those found in NAIC SAP, specifically, the prescribed practice of allowing the discounting of workers' compensation known case loss reserves on a non-tabular basis (under NAIC SAP, non-tabular discounting reserves is not permitted). PA SAP has allowed the calculation of the provision for reinsurance in accordance with NY Regulation 20. A reconciliation of the

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by PA SAP is shown below:

DECEMBER 31,                                            2011         2010         2009
------------                                        -----------  -----------  -----------
NET INCOME (LOSS), PA SAP.......................... $   596,403  $  (685,166) $   840,985
State prescribed practices--addition (deduction):
   Non-tabular discounting.........................     221,772     (267,788)     (48,951)
                                                    -----------  -----------  -----------
NET INCOME (LOSS), NAIC SAP........................ $   818,175  $  (952,954) $   792,034
                                                    ===========  ===========  ===========
STATUTORY SURPLUS, PA SAP.......................... $12,614,007  $12,740,815  $12,658,360
State prescribed or permitted practices--(charge):
   Non-tabular discounting.........................    (986,282)  (1,208,054)    (940,266)
   Credits for reinsurance.........................    (100,092)    (181,992)    (200,449)
                                                    -----------  -----------  -----------
STATUTORY SURPLUS, NAIC SAP........................ $11,527,633  $11,350,769  $11,517,645
                                                    ===========  ===========  ===========

   With the concurrence of the Pennsylvania Insurance Department (PA DOI), the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

   The use of the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2011, 2010 and 2009 reporting periods.

   STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

   NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and PA SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

   Under GAAP:

    a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

    b. Statutory basis adjustments, such as non-admitted assets and unauthorized reinsurance, are restored to surplus;

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


    c. The equity in earnings of affiliates with ownership between 20.0 percent and 50.0 percent is included in net income, and investments in subsidiaries with greater than 50.0 percent ownership are consolidated;

    d. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

    e. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading and fair value option securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

    f. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

    g. Insurance and reinsurance contracts recorded as retroactive require the deferral and amortization of accounting gains over the settlement period of the ceded claim recoveries. Losses are recognized in the STATEMENTS OF OPERATIONS;

    h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the STATEMENTS OF OPERATIONS;

    i. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

    j. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur;

    k. Investments in limited partnerships, hedge funds and private equity interests over which the Company has influence are accounted for using the equity method with changes in interest included in net realized investment gains. Interest over which the Company does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity; and

    l. The statement of cash flow defers in certain respects from the presentation required under NAIC, including the presentation of changes in cash and cash equivalents.

   Under NAIC SAP:

    a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


    b. Statutory basis adjustments, such as non-admitted assets and unauthorized reinsurance are charged directly to surplus;

    c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments, which is reported directly in surplus. Dividends are reported as investment income;

    d. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

    e. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

    f. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

    g. Insurance and reinsurance contracts recorded as retroactive receive special accounting treatment. Gains and losses are recognized in the STATEMENTS OF OPERATIONS and surplus is segregated to the extent gains are recognized. Certain retroactive intercompany reinsurance contracts are accounted for as prospective reinsurance if there is no gain in surplus as a result of the transaction;

    h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

    i. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

    j. NAIC SAP does not require consolidation of VIEs;

    k. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses in the STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS; and

    l. The statutory statement of cash flow defers in certain respects from the GAAP presentation, including the presentation of changes in cash and short-term investments instead of cash equivalents and certain miscellaneous sources are excluded from operational cash flows.

   The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

   A summary of the Company's significant statutory accounting practices are as follows:

   Use of Estimates: The preparation of financial statements in conformity with PA SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. PA SAP also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for reserves for losses and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

   Invested Assets: The Company's invested assets are accounted for as follows:

    o CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Capital Markets and Investment Analysis Office, formerly known as NAIC Securities Valuation Office). The Company maximizes its investment return by investing a significant amount of cash-on-hand in short-term investments. Short-term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short-term investments. Cash is in a negative position when outstanding checks exceed cash-on-hand in operating bank accounts. As described in Note 5, the Company is party to an inter-company reinsurance pooling agreement. As the Company is the lead participant in the pool, the Company makes disbursements on behalf of the pool which is also a cause for the Company's negative cash position. As required by the NAIC SAP, the negative cash balance is presented as an asset. Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both;
       (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

    o BONDS: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. Bonds that have not been filed with the NAIC Capital Markets and Investment Analysis Office within one year of purchase receive a "6*" rating and are carried at zero value, with a charge to unrealized investment loss. Bonds filed with the NAIC Capital Markets and Investment Analysis Office which receive a "6*" can carry a value greater than zero. If a bond is determined to have an other-than-temporary impairment (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to NET REALIZED CAPITAL GAINS/(LOSSES) as a realized loss.

       In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

       Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2011 and 2010, the fair value of the Company's loan-backed and structured securities approximated $5,159,229 and $2,675,599, respectively. Loan-backed

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

       and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow, and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

       As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised) LOAN-BACKED AND STRUCTURED SECURITIES (SSAP
       43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

    o COMMON AND PREFERRED STOCKS: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100 percent mandatory sinking fund or paid-in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

       Investments in non-publicly traded affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The Company's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

    o OTHER INVESTED ASSETS: Other invested assets include primarily joint ventures and partnerships. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as the new cost basis, with the corresponding charge to NET REALIZED CAPITAL GAINS/(LOSSES) as a realized loss. Investments in collateral loans are carried at their outstanding principal balance plus related accrued interest, less impairments, if any, and are admitted assets to the extent the fair value of the underlying collateral value equals or exceeds 100 percent of the recorded loan balance.

    o DERIVATIVES: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING TRANSACTIONS" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in UNASSIGNED SURPLUS in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS. When the contract expires, realized gains and losses are recorded in investment income.

    o NET INVESTMENT GAINS: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of specific identification.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


       Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2011 and 2010, no material amount of investment income due and accrued was determined to be uncollectible or non-admitted.

    o UNREALIZED GAINS (LOSSES): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to UNASSIGNED SURPLUS.

   OTHER THAN TEMPORARY IMPAIRMENT:

   The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of their investment portfolio.

   The Company's policy for determining OTTI has been established in accordance with the prescribed NAIC SAP guidance, including SSAP 43R, SSAP No. 26 - BONDS, EXCLUDING LOAN BACKED AND STRUCTURED SECURITIES, SSAP No. 30 - INVESTMENTS IN COMMON STOCK (excluding investments in common stock of subsidiary, controlled, or affiliated entities), SSAP No 48 - JOINT VENTURES, PARTNERSHIPS AND LIMITED LIABILITY COMPANIES and INT 06-07 DEFINITION OF PHRASE "OTHER THAN TEMPORARY".

   For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. If a bond is determined to have an OTTI in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Losses. In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

    . Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer); or

    . The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    . The Company may not realize a full recovery on their investment, irrespective of the occurrence of one of the foregoing events.

   Common and preferred stock investments whose fair value is less than their book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

       .  The Company may not realize a full recovery on its investment;

       .  Fundamental credit issues of the issuer;

       . An intent to sell the investment prior to the recovery of cost of the investment; or

       . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

   Limited partnership investments whose fair value is less than its book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

       . An order of liquidation or other fundamental credit issues with the partnership;

       . Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

       .  Evaluation of the current stage of the life cycle of the investment;

       . An intent to sell the investment prior to the recovery of cost of the investment; or

       . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

   Revenue Recognition: Direct written premiums are primarily earned on a pro rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in SSAP No. 65, PROPERTY AND CASUALTY CONTRACTS (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

   Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, RETROSPECTIVELY RATED CONTRACTS (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to written and earned premiums. The Company establishes non-admitted assets for 100 percent of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted, and thereafter for 10 percent of any amounts recoverable not offset by retrospectively rated premiums or collateral. At December 31, 2011 and 2010, accrued premiums related to the Company's retrospectively rated contracts amounted to $1,453,867 and $1,528,069, respectively, net of non-admitted premium balances of $61,447 and $59,016, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


Net written premiums that were subject to retrospective rating features were as follows:

FOR THE YEARS ENDED DECEMBER 31,                         2011      2010      2009
--------------------------------                       --------  --------  --------
Net written premiums subject to retrospectively rated
  premiums............................................ $370,201  $551,967  $555,691
Percentage of total net written premiums..............      7.8%     11.7%      9.2%

   Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, PROPERTY AND CASUALTY CONTRACTS - PREMIUMS (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0 percent of this excess amount) is recorded.

   In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its unearned premium reserves. A premium deficiency liability is established if the unearned premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

   For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

   For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original warranty provided by the equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

   Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

   Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS as part of OTHER

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   INCOME. Surplus gains are reported as segregated UNASSIGNED SURPLUS until the actual retroactive reinsurance recovered exceeds the consideration paid.

   Deposit Accounting: Assumed and ceded reinsurance contracts which, based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP
   No. 62R, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if; i) the assuming company is licensed, accredited or qualified by PA DOI, or, ii) the collateral (i.e.: funds withheld, letters of credit or trusts provided by the reinsurer) meets all the requirements of PA SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to OTHER INCOME in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS.

   High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2011 and 2010, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,904,458 and $3,839,157, respectively.

   The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2011 and 2010, the net amount billed and recoverable on paid claims was $66,624 and $70,530, respectively, of which $26,395 and $35,822, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

   Foreign Property Casualty Business: As agreed with the PA DOI, the Company accounts for its participation in the business of the Association by:
   (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS its participation in the results of underwriting and investment income; and,
   (c) recording in the STATEMENTS OF ADMITTED ASSETS and LIABILITIES, CAPITAL AND SURPLUS, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in EQUITIES IN UNDERWRITING POOLS AND ASSOCIATIONS.

   Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in OTHER UNDERWRITING EXPENSES INCURRED. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

   Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, reserves for losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   The Company discounts its loss reserves on workers' compensation claims and certain of its asbestos reserves as follows:

   The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5 percent interest rate. As of December 31, 2011 and 2010, the Company's tabular discount amounted to $214,052 and $300,082, respectively, all of which were applied against the Company's case reserves.

   As prescribed by the Pennsylvania Insurance statutes, the calculation of the Company's workers' compensation non-tabular discount is determined as follows:

    o For accident years 2001 and prior--based upon the industry payout pattern and a 6.0 percent interest rate.

    o For accident years 2002 and subsequent--At December 31, 2011 and 2010, with the approval of the Commissioner, the Company discounted its workers compensation loss reserves for accident years 2002 and subsequent at an interest rate no greater than 4.39 percent, which is commensurate with the average yield on its bond portfolio with maturities consistent with the expected payout pattern.

   As of December 31, 2011, the Company's non-tabular discount amounted to $986,282, of which $405,872 and $580,410 were applied to case reserves and IBNR, respectively. As of December 31, 2010, the Company's non-tabular discount amounted to $1,208,054, of which $469,326 and $738,728 were applied to case reserves and IBNR, respectively. As of December 31, 2011 and 2010, the discounted reserves for losses (net of reinsurance) were $3,743,396 and $4,472,358, respectively.

   Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in OTHER INCOME in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS.

   Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

   Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

   Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholders.

   Non-Admitted Assets: Certain assets, principally electronic data processing
   (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the PA SAP requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   directly charged to UNASSIGNED SURPLUS. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. Depreciation and amortization expense for the years ended December 31, 2011 and 2010, amounted to $15,193 and $19,494, respectively, and accumulated depreciation as of December 31, 2011 and 2010 amounted to $162,459 and $147,266, respectively.

   Reclassifications: Certain balances contained in the 2010 and 2009 financial statements have been reclassified to conform to the current year's presentation.

NOTE 2--ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A. CHANGES IN ACCOUNTING PRINCIPLES:

   In 2011 the Company adopted the following change in accounting principles:

   SSAP 35R:

   The Company adopted SSAP 35 - Revised--Guaranty Fund and Other Assessments (SSAP 35R) effective for the reporting period beginning January 1, 2011. Under the new guidance, entities subject to assessments would recognize liabilities only when all of the following conditions would be met:

       1. An assessment has been imposed or information available prior to the issuance of the statutory financial statements indicates that it is probable that an assessment will be imposed;

       2. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the statutory financial statements; and

       3. The amount of the assessment can be reasonably estimated.

   For premium based assessments, the amount to be accrued would be based only on current year premiums written and not estimated future premiums written.

   Under SSAP 35R, accounting for guaranty fund assessments would be determined in accordance with the type of guaranty fund assessment imposed. Additionally, SSAP 35R allows the anticipated recoverables from policy surcharges and premium tax offsets from accrued liability assessments to be an admitted asset.

   The adoption of SSAP 35R did not impact the Company's surplus as the accrual was consistent with the new guidelines.

   In 2010 the Company adopted the following change in accounting principles:

   SSAP 100:

   The Company adopted SSAP No. 100, FAIR VALUE MEASUREMENTS (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

   In 2009, the Company adopted the following changes in accounting principles:

   SSAP 43R:

   In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

   SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

   As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                                                               DIRECT (CHARGE) OR CREDIT TO
                                                                                                    UNASSIGNED SURPLUS
                                                                                               ----------------------------
2009 Gross cumulative effect adjustment (CEA)--Net increase in the amortized cost of loan-
  backed and structured securities at adoption................................................          $(140,595)
2009 Deferred tax on gross CEA................................................................             49,208
                                                                                                        ---------
2009 Net cumulative effect of change in Accounting Principle included in Statements of Income
  and Changes in Capital and Surplus..........................................................          $ (91,387)
                                                                                                        =========

   SSAP 10R:

   On December 7, 2009, the NAIC voted to approve SSAP No. 10R, INCOME TAXES - REVISED, A TEMPORARY REPLACEMENT OF SSAP NO. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

   In its 2009 annual filing, the Company admitted additional deferred tax assets of $242,874 as a result of the adoption of SSAP 10R.

B. OTHER ADJUSTMENTS TO SURPLUS:

   The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the Assets, Liabilities, and Capital and Surplus as reported in the Company's 2010, 2009, and 2008 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 ACCOUNTING CHANGES AND CORRECTION OF ERRORS have been reported as an adjustment to UNASSIGNED SURPLUS as of January 1, 2011, 2010, and 2009. The impact of these adjustments on policyholder surplus as of January 1, 2011, 2010, and 2009 is as follows:

                                                               POLICYHOLDERS TOTAL ADMITTED
                                                                  SURPLUS        ASSETS     TOTAL LIABILITIES
                                                               ------------- -------------- -----------------
BALANCE AT DECEMBER 31, 2010..................................  $12,740,815   $32,248,074      $19,507,259
Adjustments to beginning Capital and Surplus:
   Asset realization..........................................     (151,676)     (151,676)              --
   Liability correction.......................................     (211,366)           --          211,366
   Income taxes...............................................       (9,948)       (9,948)              --
                                                                -----------   -----------      -----------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS.....     (372,990)     (161,624)         211,366
                                                                -----------   -----------      -----------
BALANCE AT JANUARY 1, 2011, AS ADJUSTED.......................  $12,367,825   $32,086,450      $19,718,625
                                                                ===========   ===========      ===========

   An explanation for each of the adjustments for prior period's corrections is described below:

   Asset realization--The decrease in net admitted assets is primarily the result of: (a) adjusting cross ownership interest in affiliated companies;
   (b) a miscellaneous non-admitted asset adjustment; (c) a pooling correction in equities and deposits in pools and associations; (d) a correction to the valuation of SSAP 97 investments; and (e) a correction of non-admitted assets related to retro premium and high deductible recoverables; partially offset by (f) miscellaneous reserve adjustments; (g) a reclassification of paid losses; (h) a miscellaneous surplus adjustment; and (i) other small miscellaneous adjustments.

   Liability correction--The increase in total liabilities is primarily the result of: (a) a deferral of $184 million in gain associated with investment transfers and sale amongst affiliates in 2010 (this gain was realized in 2011, when the securities were sold to third parties); (b) an increase in IBNR as a result of the reversal of asbestos

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   reserves related to coverage in place agreements; and (c) adjustment of paid losses and loss reserves; partially offset by (d) miscellaneous reserve adjustments; and (e) other small miscellaneous adjustments.

   Income taxes--The decrease in taxes is primarily the result of:
   (a) adjustments to the current and deferred tax assets and tax liabilities, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                               POLICYHOLDERS TOTAL ADMITTED
                                                                  SURPLUS        ASSETS     TOTAL LIABILITIES
                                                               ------------- -------------- -----------------
BALANCE AT DECEMBER 31, 2009..................................  $12,658,360   $32,031,866      $19,373,506
Adjustments to beginning Capital and Surplus:
   Asset realization (includes $173,473 of deemed capital
     contribution)............................................      (49,793)      (49,793)              --
   Liability correction.......................................      (25,122)           --           25,122
   Income taxes...............................................       24,041        24,041               --
                                                                -----------   -----------      -----------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS.....      (50,874)      (25,752)          25,122
                                                                -----------   -----------      -----------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED.......................  $12,607,486   $32,006,114      $19,398,628
                                                                ===========   ===========      ===========

   An explanation for each of the adjustments for prior period's corrections is described below:

   Asset realization--The decrease in net admitted assets is primarily the result of: (a) a decrease in the value of the affiliated common stock of United Guaranty Corporation (UGC), resulting from miscellaneous 2009 audit adjustments identified at UGC after the filing of the Company's 2009 financial statements; (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) a decrease in the value of investments in subsidiaries resulting from miscellaneous 2009 audit adjustments recorded during 2010; partially offset by, (d) an increase in equities and deposits in pools and association resulting from miscellaneous 2009 audit adjustments identified at the Association after the filing of National Union's 2009 financial statements; and, (e) other small miscellaneous adjustments.

   Liability correction--The increase in total liabilities is primarily the result of: (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and, (d) other small miscellaneous adjustments.

   Income taxes--The (increase)/decrease in taxes is primarily the result of:
   (a) adjustments to the deferred tax inventory; and (b) the tax effect of the corresponding change in asset realization and liability corrections.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                               POLICYHOLDERS TOTAL ADMITTED
                                                                  SURPLUS        ASSETS     TOTAL LIABILITIES
                                                               ------------- -------------- -----------------
BALANCE AT DECEMBER 31, 2008..................................  $11,825,423   $33,560,936      $21,735,513
Adjustments to beginning Capital and Surplus:
   Asset realization..........................................      (94,074)      (94,074)              --
   Liability correction.......................................      (52,996)           --           52,996
   Income taxes, net of capital contributions of $83,361......       20,762        20,762               --
                                                                -----------   -----------      -----------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS.....     (126,308)      (73,312)          52,996
                                                                -----------   -----------      -----------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED.......................  $11,699,115   $33,487,624      $21,788,509
                                                                ===========   ===========      ===========

   An explanation for each of the adjustments for prior period's corrections is described below:

   The decrease in admitted assets is primarily the result of: (a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and, (c) decreases to the carrying values of certain affiliates.

   The increase in liabilities is primarily the result of: (a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and, (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

   The decrease in federal income taxes is primarily the result of:
   (a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and, (e) tax deduction for nontaxable book gain.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying values and statutory fair values of the Company's financial instruments as of December 31, 2011 and 2010:

                                                     2011                     2010
                                           ------------------------  -----------------------
                                             CARRYING    STATUTORY    CARRYING   STATUTORY
                                              VALUE      FAIR VALUE    VALUE     FAIR VALUE
                                           -----------  -----------  ----------- -----------
ASSETS:
   Bonds.................................. $14,912,275  $15,244,619  $13,919,307 $14,120,892
   Common stocks..........................   6,911,789    6,911,789    6,511,306   6,511,306
   Preferred stocks.......................          --        1,867          217         217
   Derivatives............................       2,509        2,509           --          --
   Other invested assets..................   3,938,581    3,938,581    3,238,585   3,238,585
   Cash, cash equivalents and short-term
     investments..........................      (1,855)      (1,855)   1,487,019   1,487,019
   Receivable for securities..............       3,639        3,639          565         565
   Equities and deposits in pool &
     associations.........................     281,764      281,764      575,123     575,123
LIABILITIES:
   Derivatives liability.................. $        --  $        --  $    11,263 $    11,263
   Collateral deposit liability...........     384,576      384,576      431,011     431,011
                                           ===========  ===========  =========== ===========

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

    o The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or NAIC Capital Markets and Investment Analysis Office, formerly known as the NAIC Securities Valuation Office.

    o The statutory fair values of affiliated common stocks are based on the underlying equity of the respective entity's financial statements.

    o Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

    o The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

    o The carrying value of all other financial instruments approximates fair value.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The carrying values and fair values of the Company's bond investments as of December 31, 2011 and 2010 are outlined in the tables below:

                                                                                             GROSS      GROSS
                                                                                CARRYING   UNREALIZED UNREALIZED    FAIR
                                                                                VALUE *      GAINS      LOSSES      VALUE
                                                                               ----------- ---------- ---------- -----------
AS OF DECEMBER 31, 2011:
   U.S. governments........................................................... $   449,041  $ 16,115   $      1  $   465,155
   All other governments......................................................   1,684,864    79,258      2,925    1,761,197
   States, territories and possessions........................................   1,015,256    76,787         --    1,092,043
   Political subdivisions of states, territories and possessions..............   1,379,428    95,323      2,672    1,472,079
   Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and their political
     subdivisions.............................................................   3,180,713   169,988     11,761    3,338,940
   Industrial and miscellaneous...............................................   7,202,973   104,936    192,704    7,115,205
                                                                               -----------  --------   --------  -----------
       TOTAL BONDS, AS OF DECEMBER 31, 2011................................... $14,912,275  $542,407   $210,063  $15,244,619
                                                                               ===========  ========   ========  ===========
                                                                                             GROSS      GROSS
                                                                                CARRYING   UNREALIZED UNREALIZED    FAIR
                                                                                VALUE *      GAINS      LOSSES      VALUE
                                                                               ----------- ---------- ---------- -----------
AS OF DECEMBER 31, 2010:
   U.S. governments........................................................... $ 1,162,832  $ 18,076   $    364  $ 1,180,544
   All other governments......................................................   1,268,834    46,286        434    1,314,686
   States, territories and possessions........................................   1,297,328    58,223      6,401    1,349,150
   Political subdivisions of states, territories and possessions..............   1,705,809    78,616     15,444    1,768,981
   Special revenue and special assessment obligations and all non-guaranteed
     obligations of agencies and authorities and their political subdivisions.   3,856,178   100,055     45,533    3,910,700
   Public utilities...........................................................
   Industrial and miscellaneous...............................................   4,628,326    54,914     86,409    4,596,831
                                                                               -----------  --------   --------  -----------
       TOTAL BONDS, AS OF DECEMBER 31, 2010................................... $13,919,307  $356,170   $154,585  $14,120,892
                                                                               ===========  ========   ========  ===========

At December 31, 2011 the Company held hybrid securities with a fair value of $74,546 and carrying value of $73,504. At December 31, 2010 the fair value was $68,590 and the carrying value was $65,830. These securities are included in Industrial and miscellaneous.

The carrying values and fair values of bonds at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.
--------
* Includes bonds with NAIC designation of 3 to 6 that are reported at the lower of amortized cost or fair value. As of December 31, 2011 and 2010, the carrying value of those bonds amounted to $221,322 and $30,246, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                              CARRYING
                                              VALUE *    MARKET VALUE
                                             ----------- ------------
           Due in one year or less.......... $   636,940 $   638,723
           Due after one year through five
             years..........................   5,685,421   5,927,292
           Due after five years through ten
             years..........................   2,312,539   2,439,351
           Due after ten years..............   1,022,304   1,080,024
           Structured securities............   5,255,071   5,159,229
                                             ----------- -----------
              TOTAL BONDS................... $14,912,275 $15,244,619
                                             =========== ===========

Proceeds from sales and gross realized gains and gross realized losses were as follows:

FOR THE YEARS ENDED DECEMBER 31,           2011                    2010                   2009
--------------------------------  ----------------------  ---------------------  ----------------------
                                                EQUITY                  EQUITY                 EQUITY
                                     BONDS    SECURITIES     BONDS    SECURITIES    BONDS    SECURITIES
                                  ----------  ----------  ----------  ---------- ----------  ----------
     Proceeds from sales......... $3,352,794  $1,314,510  $5,085,708   $111,224  $2,429,677  $3,160,576
     Gross realized gains........    102,621       1,850     198,111     14,691      40,059   1,945,047
     Gross realized losses.......     (2,701)     (1,062)    (29,723)    (3,240)    (51,351)   (283,808)

The cost, fair value and carrying value of the Company's common and preferred stocks, as of December 31, 2011 and 2010, are set forth in the tables below:

                                            DECEMBER 31, 2011
                   -------------------------------------------------------------------
                    COST OR     GROSS      GROSS
                   AMORTIZED  UNREALIZED UNREALIZED   FAIR     NON-ADMITTED  CARRYING
                     COST       GAINS      LOSSES     VALUE       ASSET       VALUE
                   ---------- ---------- ---------- ---------- ------------ ----------
COMMON STOCKS:
 Affiliated....... $1,426,160 $5,371,730  $10,159   $6,787,731     $--      $6,787,731
 Non-affiliated...     98,561     25,667      170      124,058      --         124,058
                   ---------- ----------  -------   ----------     ---      ----------
     TOTAL........ $1,524,721 $5,397,397  $10,329   $6,911,789     $--      $6,911,789
                   ========== ==========  =======   ==========     ===      ==========
PREFERRED STOCKS:
 Non-affiliated... $       -- $    1,867  $    --   $    1,867     $--      $       --
                   ---------- ----------  -------   ----------     ---      ----------
     TOTAL........ $       -- $    1,867  $    --   $    1,867     $--      $       --
                   ========== ==========  =======   ==========     ===      ==========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                            DECEMBER 31, 2010
                   -------------------------------------------------------------------
                    COST OR     GROSS      GROSS
                   AMORTIZED  UNREALIZED UNREALIZED   FAIR     NON-ADMITTED  CARRYING
                     COST       GAINS      LOSSES     VALUE       ASSET       VALUE
                   ---------- ---------- ---------- ---------- ------------ ----------
COMMON STOCKS:
   Affiliated..... $1,424,536 $5,007,849   $3,512   $6,428,873     $--      $6,428,873
   Non-affiliated.     71,182     11,251       --       82,433      --          82,433
                   ---------- ----------   ------   ----------     ---      ----------
       TOTAL...... $1,495,718 $5,019,100   $3,512   $6,511,306     $--      $6,511,306
                   ========== ==========   ======   ==========     ===      ==========
PREFERRED STOCKS:
   Non-affiliated. $      217 $       --   $   --   $      217     $--      $      217
                   ---------- ----------   ------   ----------     ---      ----------
       TOTAL...... $      217 $       --   $   --   $      217     $--      $      217
                   ========== ==========   ======   ==========     ===      ==========

The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2011 and 2010 is set forth in the tables below:

                                                        LESS THAN 12 MONTHS  12 MONTHS OR LONGER         TOTAL
                                                       --------------------- ------------------- ---------------------
                                                         FAIR     UNREALIZED  FAIR    UNREALIZED   FAIR     UNREALIZED
DESCRIPTION OF SECURITIES                                VALUE      LOSSES    VALUE     LOSSES     VALUE      LOSSES
-------------------------                              ---------- ---------- -------- ---------- ---------- ----------
AS OF DECEMBER 31, 2011:
   U. S. governments.................................. $      881  $      1  $      7  $    --   $      888  $      1
   All other governments..............................    137,882     2,925        --       --      137,882     2,925
   States, territories and possessions................         --        --        --       --           --        --
   Political subdivisions of states, territories and
     possessions......................................         --        --    13,346    2,672       13,346     2,672
   Special revenue....................................     16,330       294    93,431   11,467      109,761    11,761
   Industrial and miscellaneous.......................  3,544,144   130,230   540,308   62,474    4,084,452   192,704
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS........................................  3,699,237   133,450   647,092   76,613    4,346,329   210,063
                                                       ----------  --------  --------  -------   ----------  --------
   Affiliated.........................................         --        --    26,287    3,921       26,287     3,921
   Non-affiliated.....................................      1,201       170        --       --        1,201       170
                                                       ----------  --------  --------  -------   ----------  --------
   Total common stocks................................      1,201       170    26,287    3,921       27,488     4,091
                                                       ----------  --------  --------  -------   ----------  --------
   Preferred stock....................................         --        --        --       --           --        --
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL STOCKS.......................................      1,201       170    26,287    3,921       27,488     4,091
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS AND STOCKS                              $3,700,438  $133,620  $673,379  $80,534   $4,373,817  $214,154
                                                       ==========  ========  ========  =======   ==========  ========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                        LESS THAN 12 MONTHS  12 MONTHS OR LONGER         TOTAL
                                                       --------------------- ------------------- ---------------------
                                                         FAIR     UNREALIZED  FAIR    UNREALIZED   FAIR     UNREALIZED
DESCRIPTION OF SECURITIES                                VALUE      LOSSES    VALUE     LOSSES     VALUE      LOSSES
-------------------------                              ---------- ---------- -------- ---------- ---------- ----------
As of December 31, 2010:
   U. S. governments.................................. $  194,316  $    364  $     --  $    --   $  194,316  $    364
   All other governments..............................     51,849       434        --       --       51,849       434
   States, territories and possessions................    231,797     6,401        --       --      231,797     6,401
   Political subdivisions of states, territories and
     possessions......................................    405,656    15,042     5,703      402      411,359    15,444
   Special revenue....................................  1,237,978    31,312    90,184   14,221    1,328,162    45,533
   Industrial and miscellaneous.......................  1,857,998    78,050    58,925    8,359    1,916,923    86,409
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS........................................  3,979,594   131,603   154,812   22,982    4,134,406   154,585
                                                       ----------  --------  --------  -------   ----------  --------
   Affiliated.........................................        918        27    11,698    3,485       12,616     3,512
   Non-affiliated.....................................         --        --        --       --           --        --
                                                       ----------  --------  --------  -------   ----------  --------
   Total common stocks................................        918        27    11,698    3,485       12,616     3,512
                                                       ----------  --------  --------  -------   ----------  --------
   Preferred stock....................................         --        --        --       --           --        --
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL STOCKS.......................................        918        27    11,698    3,485       12,616     3,512
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS AND STOCKS............................. $3,980,512  $131,630  $166,510  $26,467   $4,147,022  $158,097
                                                       ==========  ========  ========  =======               ========

The Company reported write-downs on its bond investments due to OTTI in fair value of $60,751, $217,924, and $220,241 in 2011, 2010 and 2009, respectively, and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $1,784, $4,269, and $17,661 during 2011, 2010 and 2009, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


During 2011, 2010 and 2009, the Company reported the following write-downs on its joint ventures and partnership investments due to an OTTI in fair value:

FOR THE YEARS ENDED DECEMBER 31,                                                                 2011    2010     2009
--------------------------------                                                                ------- ------- --------
   Knowledge Universe Education, L.P........................................................... $13,237 $    -- $     --
   PineBridge Portable Alpha Fund SPC, solely on behalf of Class A--PineBridge Relative Value/
     S&P 500 Portfolio.........................................................................   3,891      --       --
   PineBridge Multi-Strategy Fund-of-Funds LLC, solely on behalf of PineBridge Volatility
     Arbitrage Onshore Series..................................................................   2,955      --       --
   AIG Africa Infrastructure Fund..............................................................   2,844      --       --
   Questor Partners Fund II, L.P...............................................................   2,810      --       --
   Matlin Patterson Global Opportunities Partners II, L.P......................................   2,707   8,699       --
   Doughty Hanson & Co. III, LP................................................................   2,427      --       --
   Warburg Pincus Equity Partners, LP..........................................................   2,383      --       --
   AIG Africa Infrastructure Mgmt Fund LLC.....................................................   2,134      --       --
   Carlyle Europe Partners, L.P................................................................   1,669      --       --
   PineBridge Asia Partners, L.P...............................................................   1,298      --       --
   General Atlantic Partners 82, L.P...........................................................   1,022      --       --
   Satellite Fund II, LP.......................................................................     342   4,382       --
   North Castle II.............................................................................      --   1,900       --
   The Good Steward Enhanced Fund, Ltd.........................................................      --   1,264       --
   Odyssey Investment Partners Funds, LP.......................................................      --   1,121       --
   Blackstone Firestone........................................................................      --      --   66,300
   Capvest Equity Partners, L.P................................................................      --      --   25,070
   KKR European Fund II, LP....................................................................      --      --   23,442
   Blackstone Distressed Securities Fund L.P...................................................      --      --   20,622
   Cisa NPL....................................................................................      --      --   10,408
   Copper River Partners, L.P. (fka: Rocker Partners)..........................................      --      --    8,652
   Blackstone Kalix Fund L.P...................................................................      --      --    7,876
   AIG French Prop FD (Eur)....................................................................      --      --    3,925
   Blackstone III..............................................................................      --      --    2,664
   Greystone Capital Partners I, L.P...........................................................      --      --    2,517
   Blackstone Real Estate Partners III, L.P....................................................      --      --    2,506
   Midocean Partners III.......................................................................      --      --    2,185
   Century Park Capital Partners II, L.P.......................................................      --      --    1,749
   Apollo IV LP................................................................................      --      --    1,546
   Greenwich Street Capital Partners, L.P......................................................      --      --    1,537
   The Second Cinven Fund......................................................................      --      --    1,352
   Items less than $1.0 million................................................................     623   1,187    9,665
                                                                                                ------- ------- --------
   TOTAL....................................................................................... $40,342 $18,553 $192,016
                                                                                                ======= ======= ========

Securities carried at book adjusted carrying value of $3,082,583 and $3,322,428 were deposited with regulatory authorities as required by law as of December 31, 2011 and 2010, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


During 2011, 2010 and 2009, included in NET INVESTMENT INCOME EARNED were investment expenses of $37,397, $13,003, and $9,235, respectively, and interest expense of $5, $5,328, and $9,292, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the assets or liabilities being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

    . Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

BONDS, COMMON STOCKS, PREFERRED STOCKS AND DERIVATIVES:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011 and 2010:

                                      DECEMBER 31, 2011
                              ----------------------------------
                              LEVEL 1 LEVEL 2  LEVEL 3   TOTAL
                              ------- -------- -------- --------
               Bonds......... $   --  $143,589 $ 27,986 $171,575
               Common stocks.  2,236        --   77,500   79,736
               Derivatives...     --     2,509       --    2,509
                              ------  -------- -------- --------
               Total......... $2,236  $146,098 $105,486 $253,820
                              ======  ======== ======== ========

                                           DECEMBER 31, 2010
                                  ----------------------------------
                                  LEVEL 1  LEVEL 2  LEVEL 3   TOTAL
                                  ------- --------  ------- --------
           Bonds................. $   --  $  1,039  $21,436 $ 22,475
           Common stocks.........  4,933        --   77,500   82,433
           Derivatives liability.     --   (11,263)      --  (11,263)
                                  ------  --------  ------- --------
           Total................. $4,933  $(10,224) $98,936 $ 93,645
                                  ======  ========  ======= ========

The following tables present changes during 2011 and 2010 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2011 and 2010 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2011 and 2010:

                                                                                    UNREALIZED
                    BALANCE                           NET REALIZED AND UNREALIZED GAINS (LOSSES) PURCHASES, SALES,  BALANCE AT
                  BEGINNING OF              TRANSFERS GAINS (LOSSES) INCLUDED IN   INCLUDED IN      ISSUANCES,     DECEMBER 31,
                      YEAR     TRANSFERS IN    OUT       NET INVESTMENT INCOME       SURPLUS     SETTLEMENTS, NET      2011
                  ------------ ------------ --------- --------------------------- -------------- ----------------- ------------
Bonds............   $21,436      $28,000    $(22,375)           $(2,319)              $2,286           $958          $ 27,986
Common stocks....    77,500           --          --                 --                   --             --            77,500
Preferred stocks.        --           --          --                 --                   --             --                --
                    -------      -------    --------            -------               ------           ----          --------
Total............   $98,936      $28,000    $(22,375)           $(2,319)              $2,286           $958          $105,486
                    =======      =======    ========            =======               ======           ====          ========

                                                                                 UNREALIZED
                   BALANCE                         NET REALIZED AND UNREALIZED GAINS (LOSSES) PURCHASES, SALES,  BALANCE AT
                  BEGINNING              TRANSFERS GAINS (LOSSES) INCLUDED IN   INCLUDED IN      ISSUANCES,     DECEMBER 31,
                   OF YEAR  TRANSFERS IN    OUT       NET INVESTMENT INCOME       SURPLUS     SETTLEMENTS, NET      2010
                  --------- ------------ --------- --------------------------- -------------- ----------------- ------------
Bonds............ $ 91,515    $21,436    $(44,355)          $(37,890)             $54,372         $(63,642)       $21,436
Common stocks....   77,500         --          --                 --                   --               --         77,500
Preferred stocks.       --         --          --                 --                   --               --             --
                  --------    -------    --------           --------              -------         --------        -------
Total............ $169,015    $21,436    $(44,355)          $(37,890)             $54,372         $(63,642)       $98,936
                  ========    =======    ========           ========              =======         ========        =======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


OTHER INVESTED ASSETS:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The following table presents information about other invested assets carried at fair value on a non-recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011.

                                       DECEMBER 31, 2011
                               ---------------------------------
                               LEVEL 1 LEVEL 2 LEVEL 3   TOTAL
               Other invested
                 assets.......   $--   $6,381  $134,086 $140,467
                                 ---   ------  -------- --------
               Total..........   $--   $6,381  $134,086 $140,467
                                 ===   ======  ======== ========

LOAN-BACKED AND STRUCTURED SECURITIES:

There was no OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to hold such securities.

At December 31, 2011, the Company held loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities.

BOOK/ADJUSTED CARRYING VALUE   PRESENT VALUE OF
AMORTIZED COST BEFORE CURRENT   PROJECTED CASH                  AMORTIZED COST AFTER
PERIOD OTTI                         FLOWS       RECOGNIZED OTTI         OTTI         FAIR VALUE
-----------------------------  ---------------- --------------- -------------------- -----------
        $ 2,080,817              $ 1,988,360       $ 92,457         $ 1,988,360      $ 1,652,677
        ============             ===========       ========         ===========      ===========

At December 31, 2011 and 2010, the Company held securities with unrealized losses (fair value is less than carrying value) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                    DECEMBER 31, 2011
                            -----------------------------------------------------------------
                             Less than 12 Months   12 Months or Longer          Total
                            --------------------- --------------------- ---------------------
                                       Unrealized            Unrealized            Unrealized
Description of Securities   Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Loan-backed and Structured
  Securities............... $3,008,063  $132,629   $357,148   $23,821   $3,365,211  $156,450
                            ----------  --------   --------   -------   ----------  --------
Total temporarily impaired
  securities............... $3,008,063  $132,629   $357,148   $23,821   $3,365,211  $156,450
                            ==========  ========   ========   =======   ==========  ========

                                                    DECEMBER 31, 2010
                            -----------------------------------------------------------------
                             Less than 12 Months   12 Months or Longer          Total
                            --------------------- --------------------- ---------------------
                                       Unrealized            Unrealized            Unrealized
Description of Securities   Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Loan-backed and Structured
  Securities............... $1,772,806  $ 75,479   $ 46,490   $ 8,344   $1,819,296  $ 83,823
                            ----------  --------   --------   -------   ----------  --------
Total temporarily impaired
  securities............... $1,772,806  $ 75,479   $ 46,490   $ 8,344   $1,819,296  $ 83,823
                            ==========  ========   ========   =======   ==========  ========

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC
(Metropolis). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes and Class B Notes issued by Metropolis as part of the series.

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

                                        PAR PURCHASED PURCHASE PRICE
           COMPANY                      ------------- --------------
           National Union..............  $  852,455     $  808,335
           American Home...............     423,421        402,213
           C&I.........................     275,223        261,438
           Lexington Insurance Company.     423,421        402,213
           Chartis Select Insurance
             Company...................     275,223        261,438
                                         ----------     ----------
              Total....................  $2,249,743     $2,135,637
                                         ==========     ==========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING TRANSACTIONS. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS.

The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2011 and 2010 was EUR 1,080,300 and EUR 1,252,015, respectively.

The following tables summarize the realized and unrealized capital gains or losses, the notional amounts and the fair values of the cross-currency swaps held by the Company and its affiliates as of and for the years ended December 31, 2011 and 2010:

                                AS OF DECEMBER 31, 2011       YEAR ENDED DECEMBER 31, 2011
                             ------------------------------ --------------------------------
                                                                               UNREALIZED
                               OUTSTANDING   ESTIMATED FAIR REALIZED CAPITAL CAPITAL GAINS /
                             NOTIONAL AMOUNT     VALUE      GAINS / (LOSSES)    (LOSSES)
                             --------------- -------------- ---------------- ---------------
COMPANY
National Union.............. (Euro)  434,192     $2,509         $ (7,961)        $2,509
American Home...............         195,790      1,690           (4,985)         1,690
C&I.........................         127,264      1,148           (2,789)         1,148
Lexington Insurance Company.         195,790      1,690           (4,291)         1,690
Chartis Select Insurance
  Company...................         127,264      1,148           (2,789)         1,148
                             ---------------     ------         --------         ------
   Total.................... (Euro)1,080,300     $8,185         $(22,815)        $8,185
                             ===============     ======         ========         ======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                AS OF DECEMBER 31, 2010       YEAR ENDED DECEMBER 31, 2010
                             -----------------------------  -------------------------------
                                                                               UNREALIZED
                               OUTSTANDING   ESTIMATED FAIR REALIZED CAPITAL CAPITAL GAINS /
                             NOTIONAL AMOUNT     VALUE      GAINS / (LOSSES)    (LOSSES)
                             --------------- -------------- ---------------- ---------------
COMPANY
National Union.............. (Euro)  493,005    $(11,263)        $2,580         $(11,263)
American Home...............         230,003      (4,250)           913           (4,250)
C&I.........................         149,502      (2,762)           593           (2,762)
Lexington Insurance Company.         230,003      (4,250)           913           (4,250)
Chartis Select Insurance
  Company...................         149,502      (2,762)           593           (2,762)
                             ---------------    --------         ------         --------
   Total.................... (Euro)1,252,015    $(25,287)        $5,592         $(25,287)
                             ===============    ========         ======         ========

The Company owns junior and senior notes issued by Fieldstone Securitization I LLC, a wholly-owned subsidiary of Quartz Holdings LLC ("Quartz"). Quartz is an affiliate of the Company and a wholly-owned subsidiary of Chartis U.S. The Company does not have a controlling interest in Fieldstone Securitization I LLC. The Commissioner has approved that the notes be characterized as non-affiliate debt investments for financial reporting purposes. The junior and senior notes are classified as bonds. During 2011 and 2010, the Company recognized $112,394 and $112,978 of interest income on these bonds, respectively. As of December 31, 2011 the Company's carrying value in the junior and senior bonds was $220,968 and $1,426,168, respectively and as of December 31, 2010 the carrying values were $211,560 and $1,426,168, respectively. During 2010, the Company recorded an impairment loss of $25,560 and $56,206 on the junior and senior bonds, respectively, as at that time the Company intended to sell a portion of the bonds to a third party, prior to a recovery in value. That sale was not completed, however, and the Company is no longer pursuing such a sale.

On February 12, 2010, the Company acquired junior and senior notes of $210,000 and $474,000 respectively from Fieldstone Securitization II LLC, a wholly-owned subsidiary of Quartz. The Company does not have a controlling interest in Fieldstone Securitization II LLC. The junior and senior notes were issued with a maturity date of January 25, 2040, and stated interest rates of 11 percent and 7.75 percent, respectively. In connection with the issuance of the notes, Graphite Management LLC (Graphite) used a portion of the proceeds to repay $834,384 to the Company in connection with an existing liquidity facility between the two parties. On December 9, 2010 Fieldstone Securitization II LLC redeemed the junior notes and senior notes at par plus accrued interest. In connection with this redemption, Graphite borrowed $480,899 from the Company under an existing liquidity facility, which was then contributed by Quartz into Fieldstone Securitization II LLC to provide sufficient cash to repay the outstanding balance of the notes without requiring sale of the securitized assets. Over the course of 2010, the Company recognized interest expense on the Fieldstone Securitization II LLC notes of $49,654.

                             PURCHASE PRICE   NET INVESTMENT INCOME
                             JUNIOR   SENIOR   (INTEREST EXPENSE)
            COMPANY         -------- -------- ---------------------
            National Union. $210,000 $474,000       $(49,654)
            New Hampshire..       --   67,000         (4,284)
            ISOP...........       --   67,000         (4,284)
            Chartis PC.....       --   67,000         (4,284)
                            -------- --------       --------
               Total....... $210,000 $675,000       $(62,506)
                            ======== ========       ========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


Securities Lending

During the third quarter of 2011, the Company entered into financing transactions using municipal bonds to support statutory capital by generating taxable income. In these transactions, certain available for sale high grade municipal bonds were loaned to counterparties, primarily commercial banks and brokerage firms, who receive the tax-exempt income from the bonds. No foreign securities are loaned. In return, the counterparties are required to pay the Company an income stream equal to the bond coupon of the loaned securities, plus a fee. To secure their borrowing of the securities, counterparties are required to post liquid collateral (such as high quality fixed maturity securities and cash) equal to at least 102 percent of the fair value of the loaned securities to third-party custodians for the Company's benefit in the event of default by the counterparties. The collateral is maintained in a third-party custody account and is trued-up daily based on daily fair value measurements from a third-party pricing source. If at any time the fair value of the collateral, inclusive of accrued interest thereon, falls below 102 percent of the fair value of the securities loaned, the Company can demand that the counterparty deliver additional collateral to restore the initial 102 percent collateral requirement. The Company is contractually prohibited from reinvesting any of the collateral it received, including cash collateral, for its securities lending activity. Accordingly, the securities lending collateral is not reported on the Company's balance sheet in accordance with SSAP No. 91R, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES (SSAP 91R). The Company has not pledged any of its assets as collateral. Consequently, the collateral is considered "off balance sheet". The aggregate amount of cash collateral received as of December 31, 2011, inclusive of accrued interest, is $908,778. The aggregate fair value of securities on loan is $865,237.

NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2011, 2010 and 2009 is set forth in the table below:

                                                    2011          2010          2009
                                                ------------  ------------  ------------
RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR  $ 14,214,768  $ 13,570,308  $ 13,354,448
Incurred losses and LAE related to:
   Current accident year.......................    4,007,752     3,810,777     4,412,647
   Prior accident years........................      353,140     1,898,037     1,115,434
                                                ------------  ------------  ------------
       TOTAL INCURRED LOSSES AND LAE...........    4,360,892     5,708,814     5,528,081
                                                ------------  ------------  ------------
Paid losses and LAE related to:
   Current accident year.......................   (1,220,029)   (1,091,835)   (1,360,823)
   Prior accident years........................   (5,012,673)   (3,972,519)   (3,951,398)
                                                ------------  ------------  ------------
       TOTAL PAID LOSSES AND LAE...............   (6,232,702)   (5,064,354)   (5,312,221)
                                                ------------  ------------  ------------
RESERVES FOR LOSSES AND LAE, AS OF
  DECEMBER 31,................................. $ 12,342,958  $ 14,214,768  $ 13,570,308
                                                ============  ============  ============

During 2011, the Company ceded $1,754,629 of its net asbestos and Excess Workers Compensation reserves to Eaglestone Reinsurance Company (Eaglestone) resulting in a decrease to net reserves. For 2011, the Company reported adverse loss and LAE reserve development of $353,140, including accretion of loss reserve discount, of

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

$119,867. The adverse development was mostly attributable to Primary Casualty, Specialty Workers Compensation, and the Environmental classes of business partially offset by favorable development of Financial Lines and Excess Casualty classes of business. Catastrophe losses of $179,740 were also included in the Company's incurred losses and LAE. As discussed in Note 5, the restructure of the foreign branch operations resulted in a decrease of $47,147 of the reserves during 2011.

Following completion of its 2010 annual comprehensive loss reserve review, the Company recorded a $1,590,300 reserve charge for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- Asbestos, Excess Casualty, Excess Workers' Compensation, and primary Workers' Compensation -- comprised approximately 80 percent of the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflected management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,245,735, offset by an increase of $838,815 from its commutation of a multi-year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers' Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence.

The Company and some of its affiliates have continued their strategy that started in 2010 to improve the allocation of their reinsurance between traditional reinsurance markets and capital markets. As part of this strategy, they have secured $1.45 billion in protection for U.S. hurricanes and earthquakes through three separate catastrophe bond transactions. In 2011, they secured $575 million in a bond transaction and in 2010, $875 million through two separate bond transactions. These bond transactions in 2011 and 2010 reduced net premiums written by approximately $76,443 and $78,943, respectively.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $186,051, $179,101, and $176,082, respectively. In addition, as of December 31, 2011 and 2010, the Company recorded $0 and $53,200, respectively, of salvage from a related party as a direct reduction of outstanding reserves.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $6,161,031, $4,481,518, and $5,508,465, respectively (exclusive of inter-company pooling).

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's environmental exposure arises from the sale of general liability, product liability or commercial multi-peril liability insurance, or by assumption of reinsurance within these lines of business.

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The Company's asbestos and environmental related loss and LAE reserves (including case & IBNR reserves) for the years ended December 31, 2011, 2010 and 2009, gross and net of reinsurance credits, are as follows:

                                               ASBESTOS LOSSES               ENVIRONMENTAL LOSSES
                                      ---------------------------------  ----------------------------
                                         2011        2010        2009      2011      2010      2009
                                      ----------  ----------  ---------  --------  --------  --------
DIRECT:
Loss and LAE reserves, beginning of
  year............................... $1,621,783  $  940,130  $ 955,576  $ 71,689  $ 93,470  $111,308
   Incurred losses and LAE...........    (59,457)    864,175    185,330     9,184     5,423    (3,945)
   Calendar year paid losses and LAE.   (136,475)   (182,522)  (200,776)  (21,922)  (27,204)  (13,893)
                                      ----------  ----------  ---------  --------  --------  --------
LOSS AND LAE RESERVES, END OF YEAR    $1,425,851  $1,621,783  $ 940,130  $ 58,951  $ 71,689  $ 93,470
                                      ==========  ==========  =========  ========  ========  ========
ASSUMED:
Loss and LAE reserves, beginning of
  year............................... $  162,963  $   90,732  $  91,172  $  5,780  $  6,063  $  5,358
   Incurred losses and LAE...........     28,268      91,861     (1,601)    1,456     1,125       905
   Calendar year paid losses and LAE.    (20,522)    (19,630)     1,161    (1,295)   (1,408)     (200)
                                      ----------  ----------  ---------  --------  --------  --------
LOSS AND LAE RESERVES, END OF YEAR    $  170,709  $  162,963  $  90,732  $  5,941  $  5,780  $  6,063
                                      ==========  ==========  =========  ========  ========  ========
NET OF REINSURANCE:
Loss and LAE reserves, beginning of
  year............................... $  774,116  $  415,105  $ 437,834  $ 44,013  $ 51,470  $ 60,851
   Incurred losses and LAE...........     49,204     445,497     57,182     8,853     7,350     1,900
   Calendar year paid losses and LAE.   (823,320)    (86,486)   (79,911)  (12,136)  (14,807)  (11,281)
                                      ----------  ----------  ---------  --------  --------  --------
LOSS AND LAE RESERVES, END OF YEAR... $       --  $  774,116  $ 415,105  $ 40,730  $ 44,013  $ 51,470
                                      ==========  ==========  =========  ========  ========  ========

The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                  ASBESTOS LOSSES         ENVIRONMENTAL LOSSES
                            ---------------------------- ----------------------
                              2011      2010      2009    2011   2010    2009
                            -------- ---------- -------- ------ ------- -------
 Direct basis.............. $908,718 $1,190,502 $531,709 $9,434 $18,842 $30,707
 Assumed reinsurance basis.  106,903    124,980   44,255    433     416     549
 Net of ceded reinsurance
   basis...................       --    582,792  234,033  4,741   9,023  14,852

The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                   ASBESTOS LOSSES      ENVIRONMENTAL LOSSES
                              ------------------------- ---------------------
                                2011     2010    2009    2011   2010   2009
                              -------- -------- ------- ------ ------ -------
   Direct basis.............. $103,923 $132,278 $59,079 $4,043 $8,075 $13,160
   Assumed reinsurance basis.    9,839    8,084   7,398     96     92     173
   Net of ceded reinsurance
     basis...................       --   58,952  28,484  3,788  3,780   6,302

Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2011 are adequate as they are based on known facts and current law. The Company continues to receive claims asserting

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.

Asbestos Loss Portfolio Transfer

On March 31, 2011, the Company and certain other Chartis affiliated insurers (collectively, the Chartis Reinsureds) entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone. Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transferred all of their net (net of discount and net of external reinsurance) U.S. asbestos liabilities to Eaglestone. The Chartis Reinsureds made a payment of $2,790,351 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone agreed to provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The share of the net reserves (and payment) assumed by Eaglestone from each of Chartis Reinsureds is presented below.

Eaglestone and the Chartis Reinsureds received the required regulatory approvals to enter into the Asbestos Reinsurance LPT. The transaction closed and settled on May 13, 2011. Eaglestone and the Chartis Reinsureds recorded the transaction as prospective reinsurance in accordance with SSAP 62R.

On June 17, 2011, Eaglestone and the Chartis Reinsureds completed a transaction, effective as of January 1, 2011, with National Indemnity Company
(NICO), a subsidiary of Berkshire Hathaway Inc., under which the bulk of the Chartis Reinsureds' U.S. asbestos liabilities that were assumed by Eaglestone under the Asbestos Reinsurance LPT were transferred through a reinsurance agreement by Eaglestone to NICO. The transaction with NICO covers potentially volatile U.S.-related asbestos exposures. The NICO transaction does not cover asbestos accounts that the Chartis reinsureds believe have already been reserved to their limit of liability or certain other ancillary asbestos exposures of Chartis affiliates.

In addition to its assumption of the subject asbestos liabilities and as included as part of its liability under the reinsurance agreement with Eaglestone, NICO assumed the collection risk on the Chartis Reinsureds' third party reinsurance recoverables with respect to the asbestos reserves NICO assumed. With the concurrence of the PA DOI, the Company's provision for reinsurance recoverable both paid and unpaid has been reduced by $86,591 to reflect the transfer to an authorized reinsurer of the collection risk on certain of the Chartis companies' asbestos related third party reinsurance recoverable. This credit is reflected in the "Other allowed offset items" column of the Schedule of Reinsurance of the Company's 2011 Annual Statement.

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Admitted Pool members entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,102 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. Eaglestone established an initial funds withheld asset in the aggregate of $2,720,102 and agreed to provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. Eaglestone will earn interest of 4.25 percent per annum on the funds withheld balance. The Company's funds held balance including accrued interest was $904,459 at December 31, 2011. This was considered a non cash transaction in the statement of cash flow. The share of the net reserves assumed by Eaglestone from each of the Chartis Reinsureds is presented below:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                       EXCESS
                                      ASBESTOS LOSS   WORKERS'
     COMPANY                            TRANSFER    COMPENSATION   TOTAL
     -------                          ------------- ------------ ----------
     ADMITTED POOL COMPANIES:
        National Union...............  $  827,363    $  927,266  $1,754,629
        American Home................     783,818     1,092,875   1,876,693
        C&I..........................     239,500       333,934     573,434
        Chartis PC...................     108,863       122,009     230,872
        New Hampshire................     108,863       122,009     230,872
        ISOP.........................     108,863       122,009     230,872
                                       ----------    ----------  ----------
     TOTAL ADMITTED POOL COMPANIES     $2,177,270    $2,720,102  $4,897,372
                                       ==========    ==========  ==========

     SURPLUS LINES POOL COMPANIES:
        Lexington Insurance Company..  $  261,997    $       --  $  261,997
        Chartis Select Insurance
          Company....................      67,370            --      67,370
        Chartis Specialty Insurance
          Company....................      37,428            --      37,428
        Landmark Insurance Company...       7,486            --       7,486
                                       ----------    ----------  ----------
     TOTAL SURPLUS LINES POOL
       COMPANIES.....................  $  374,281    $       --  $  374,281
                                       ==========    ==========  ==========

     CHARTIS INTERNATIONAL:
        Chartis Overseas Ltd.........  $  212,400    $       --  $  212,400
        Other........................      26,400            --      26,400
                                       ----------    ----------  ----------
     TOTAL CHARTIS INTERNATIONAL.....  $  238,800    $       --  $  238,800
                                       ==========    ==========  ==========
     GRAND TOTAL.....................  $2,790,351    $2,720,102  $5,510,453
                                       ==========    ==========  ==========

NOTE 5 - RELATED PARTY TRANSACTIONS

A. ADMITTED POOLING AGREEMENT

   The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the Japan branch of American Home) to the Company (the lead pooling participant). In turn, each pooling participant receives from the Company their percentage share of the pooled business.

   The Company's share of the pool is 38.0 percent. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

   A list of all pooling participants and their respective participation percentages is set forth in Note 1.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


B. CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

   AIG formed the Association, a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, American Home, and the Company. On an annual basis the Association files audited financial statements with the New York State Department of Financial Services (NY DFS) that have been prepared in accordance with accounting practices prescribed or permitted by the State of New York (NY SAP).

   At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

                                                  INITIAL       PARTICIPATION
                                      NAIC CO. PARTICIPATION PERCENT SPECIFIC TO
MEMBER COMPANY                          CODE      PERCENT        JAPAN RISK
--------------                        -------- ------------- -------------------
Chartis Overseas Limited.............      -       67.0%            85.0%
Commercial Pool member companies, as
  follows:...........................      -       33.0%            15.0%
   New Hampshire.....................  23841       12.0%            10.0%
   The Company.......................  19445       11.0%             5.0%
   American Home.....................  19380       10.0%             0.0%
                                       =====       ====             ====

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   In accordance with the Admitted Pooling Agreement, the Admitted Pool member companies' participation in the Association is pooled among all Admitted Pool members proportional to their participation in the Admitted Pool. The Company's participation in the Association after the application of its participation in the Admitted Pooling Agreement has been presented in the accompanying financial statements as follows:

         AS OF DECEMBER 31,                          2011       2010
         ------------------                       ---------  ---------
         Assumed reinsurance premiums receivable.   125,964     80,066
         Funds held by ceding reinsurers.........    44,019     13,171
         Reinsurance recoverable.................    35,957     44,411
         Equities in underwriting pools and
           associations..........................   281,764    575,123
                                                  ---------  ---------
         TOTAL ASSETS............................ $ 487,704  $ 712,771
                                                  ---------  ---------
         Loss and LAE reserves...................   553,856    596,272
         Unearned premium reserves...............   218,483    246,029
         Funds held..............................    10,721     13,762
         Ceded balances payable..................    51,022     64,698
         Assumed reinsurance payable.............    56,493     46,534
                                                  ---------  ---------
         TOTAL LIABILITIES....................... $ 890,575  $ 967,295
                                                  ---------  ---------
         TOTAL SURPLUS........................... $(402,871) $(254,524)
                                                  =========  =========

   As of December 31, 2011, the Association reported an asset of $2,401,126 representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2011, Chartis Europe S.A. represented $1,748,890 and Chartis UK Holdings represented $542,447, respectively, of this total SCA asset.

   The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the Admitted Pooling Agreement. At December 31, 2011 the Company's interest in the Association's SCA entities was $301,101 and has been reported as a component of EQUITIES IN UNDERWRITING POOLS AND ASSOCIATIONS.

   As part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis continued to restructure the foreign branch operations of the Admitted Pool members. Generally, the results of these foreign branch operations, with the exception of American Home's Japan and former Canadian branches, have historically been reported as part of the operations of the Association by its member companies consistent with the accounting for the Admitted Pooling Agreement, the Admitted Pool. The U.S. member companies of the Association pooled their 33 percent participation with the remaining members of the Admitted Pool.

   On January 1, 2011, American Home transferred the existing business of its Singapore Branch to Chartis Singapore Insurance PTE Ltd. (Chartis Singapore) an indirect wholly owned subsidiary of Chartis International, LLC. American Home also transferred the in force business of its Australia and New Zealand branches to new legal entities formed in those jurisdictions, effective March 1, 2011 and December 1, 2011 respectively. With an effective date of December 1, 2011, American Home also transferred the in force business of its Cyprus and Malta branches to newly formed branches of Chartis Insurance UK Limited (Chartis UK). New Hampshire transferred

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   its in force business of its Philippines branch to Chartis Philippines Insurance Inc., a subsidiary of Chartis Singapore, effective December 1, 2011.

   On December 1, 2011, Chartis Insurance Ireland Limited (CIIL) merged into Chartis UK (n/k/a Chartis Europe Limited). Upon merger, business previously written by CIIL will be written by a newly registered Irish branch of Chartis UK. In connection with this restructuring, certain inter-company reinsurance agreements between CIIL and the Association members were novated to Chartis UK Ireland Branch and repaneled. On that same date, Chartis UK Ireland Branch entered into a quota share and a combined working and catastrophe excess of loss reinsurance agreement directly with the Association members.

   During 2011, the largest restructuring were completed at Chartis Singapore, the Australia branch and the Hong Kong branches. These branches had total assets of $2,315,692 and liabilities of $1,322,618.

   Effective December 1, 2010, the in force business of the Hong Kong branches of the Company, American Home and New Hampshire was transferred to Chartis Insurance Hong Kong Limited, a subsidiary of Chartis Overseas Limited, under
   Section 25D of the Hong Kong Insurance Companies Ordinance. Consistent with the 2011 transactions, this transaction was recorded by the Admitted Pool members in calendar year 2011 with the approval of NY DFS and PA DOI.

   The Association's fiscal year end is November 30th. Although the fiscal year end for the members of the Admitted Pool is December 31, their financial statements have historically and consistently reported the results of their participation in the Association as of the Association's fiscal year end. In order to achieve consistency in their financial reporting, the Admitted Pool members have received approval from the NY DFS and the PA DOI to record the above referenced December 1, 2011 restructuring activities, including the reinsurance transactions associated with the restructuring of Chartis Ireland operations, in their 2012 statutory financial statements. These transactions are not expected to have a material impact on the Company's financial statements.

C. GUARANTEE ARRANGEMENTS

   The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in
   Note 11.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


D. INVESTMENTS IN AFFILIATES

   As of December 31, 2011 and 2010, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

                                         AFFILIATE   ACTUAL   CARRYING VALUE    CHANGE IN
                                         OWNERSHIP    COST    AT DECEMBER 31, CARRYING VALUE
AFFILIATED INVESTMENT                     PERCENT     2011         2011            2011
---------------------                    --------- ---------- --------------- --------------
Common stocks:
AIG Lodging Opportunities, Inc..........   100.0%  $    3,234   $    3,930       $    785
Chartis Select Insurance Company........   100.0%     442,228    1,975,192        156,344
Mt. Mansfield Co. Inc...................   100.0%      88,357       82,119          9,257
National Union Fire Ins. Company of Vt..   100.0%      12,530       11,858        (53,546)
Chartis Specialty Insurance Company.....    70.0%     208,138      598,123         60,975
Lexington Insurance Company.............    70.0%     643,111    4,075,918        183,608
Pine Street Real Estate Holding Corp....    22.1%       2,973        1,656            159
American International Realty, Inc......    22.0%       9,931       25,209         (4,476)
Eastgreen, Inc..........................     9.7%      14,705       12,773          5,717
Spruce Peak Realty LLC..................     1.0%         953          953             35
                                           -----   ----------   ----------       --------
   TOTAL COMMON STOCKS-AFFILIATES.......           $1,426,160   $6,787,731       $358,858
                                           =====   ==========   ==========       ========

                                             AFFILIATE   ACTUAL   CARRYING VALUE    CHANGE IN
                                             OWNERSHIP    COST    AT DECEMBER 31, CARRYING VALUE
AFFILIATED INVESTMENT                         PERCENT     2010         2010            2010
---------------------                        --------- ---------- --------------- --------------
Common stocks:
AIG Lodging Opportunities, Inc..........       100.0%  $    3,234   $    3,145      $   1,722
Chartis Select Insurance Company........       100.0%     442,228    1,818,848         92,555
Mt. Mansfield Co. Inc...................       100.0%      76,018       72,862         22,429
National Union Fire Ins. Company of La.. (b)   100.0%          --           --         (7,394)
National Union Fire Ins. Company of Vt..       100.0%      41,000       65,404          4,439
Chartis Specialty Insurance Company.....        70.0%     208,138      537,148         49,174
Lexington Insurance Company.............        70.0%     631,112    3,892,310        261,175
Pine Street Real Estate Holding Corp....        22.1%       2,973        1,497            (40)
American International Realty, Inc......        22.0%       9,912       29,685         15,228
Eastgreen, Inc..........................         9.7%       8,976        7,056             97
Spruce Peak Realty LLC..................         1.0%         945          918            694
Chartis Claims, Inc..................... (a)     0.0%          --           --        (55,461)
United Guaranty Corporation............. (c)     0.0%          --           --       (804,829)
                                         --    -----   ----------   ----------      ---------
   TOTAL COMMON STOCKS--AFFILIATES......               $1,424,536   $6,428,873      $(420,211)
                                         ==    =====   ==========   ==========      =========

(a)As referenced in Note 5E, the Company transferred its ownership in Chartis Claims, Inc to Chartis U.S. Inc.
(b)As referenced in Note 5E, National Union Fire Insurance Company of Louisiana was merged into the Company.
(c)As referenced in Note 5E, the Company transferred its interest in United Guaranty Corporation to AIG.

The remaining equity interest in these investments is owned by other affiliated companies, which are wholly-owned by the Ultimate Parent.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Lexington Insurance Company's (Lexington) admitted assets, liabilities and capital and surplus as of December 31, 2011 and 2010 and net income for the years ended December 31, 2011 and 2010 are set forth below:

                                           2011        2010
                                        ----------- -----------
                 Total admitted assets. $18,894,006 $18,631,448
                 Total liabilities.....  13,071,267  13,097,341
                 Total capital and
                   surplus.............   5,822,739   5,534,107
                 Net income............     325,630     312,190
                                        ----------- -----------

   On December 31, 2009, National Union acquired a 100 percent interest in Mt. Mansfield/Spruce Peak Realty. As part of this transaction, the Company established negative goodwill in the amount of $125,565. This amount is being amortized over 10 years. Additionally, as part of the transaction Chartis, Inc. has committed to pay a percentage of the positive cash flows from Mt. Mansfield to the Ultimate Parent.

   The Company, with the approval of PA DOI, reflected the redemption of its investment in the Series A preferred shares of AIG Capital Corporation (Issuer) as a Type 1 subsequent event in the 2009 financial statements. On February 19, 2010, the Company received $2 billion from the Issuer as consideration for the redemption as well as $38,333 representing accrued dividends for the 4th quarter of 2009 and 1st quarter of 2010 through the settlement date. The proceeds received from the redemption and the accrued dividends through December 31, 2009 had been reported as part of the balance sheet account "Receivable from parent, subsidiaries and affiliates".

   The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0 percent. As of December 31, 2011 and 2010, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0 percent amounted to $1,020,054 and $2,283,464, respectively.

E. RESTRUCTURING

   DOMESTIC OPERATIONS

   As discussed in Note 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multiyear reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

   As a result of a transaction which closed on February 24, 2011 but was effective December 31, 2010; (i) all of the outstanding shares of United Guaranty Corporation (UGC) owned by the Company and two other insurance company subsidiaries of Chartis U.S., Inc. (Chartis insurance subsidiaries) were transferred to AIG, and; (ii) AIG contributed cash to Chartis, Inc. in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. As a result, on February 24, the Chartis insurance subsidiaries each received a contribution equal to its pro rata share of the statutory book value of UGC shares owned by such Chartis insurance subsidiary, including $842,206 received by the Company.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Effective October 7, 2010, National Union Fire Insurance Company of Louisiana (NULA), Audubon Insurance Company (Audubon Insurance) and Audubon Indemnity Company (Audubon Indemnity) were merged with and into the Company. The Company is the surviving company and has assumed all of the existing obligations of the merged companies. The transaction was accounted for as a statutory merger. The Company did not issue any new shares of stock as a result of the merger. The mergers were recorded as of October 1, 2010 with the approval of the PA DOI. As a result of the merger, the Company's total assets increased by $55,529; total liabilities increased by $4,901; gross paid in and contributed capital increased by $7,130; and unassigned surplus increased by $43,498. The increase to the Company's post-merger surplus is net of eliminations of $1,541 that is primarily related to the provision for reinsurance of $1,308. This item is presented as OTHER SURPLUS ADJUSTMENTS in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS. With the approval of the Company's domiciliary regulator, none of the prior years' results or historical schedules have been restated for the merger.
   Chartis, Inc. created Chartis Global Claims Services, Inc. as part of restructuring efforts within Chartis, Inc. National Union distributed its ownership of Chartis Claims, Inc. to Chartis U.S., Inc. as a dividend, which Chartis U.S., Inc. subsequently contributed to Chartis Global Claims Services, Inc.

   In 2009, the Company sold its 32.77 percent interest in the issued and outstanding common stock of International Lease Finance Corporation (ILFC) to AIG Capital Corporation, a wholly owned subsidiary of AIG. As a result of this transaction, the Company received cash equal to the statutory book value of its investment in ILFC common stock and recorded a gain of $1,927,160. In accordance with the tax sharing agreement, the Company was reimbursed $952,593 and recorded such amount as additional paid in capital.

   Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S., Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S., Inc. not subject to this sale ("Chartis U.S., Inc. companies"). The PCG business written by Chartis U.S., Inc. companies was ceded 100 percent to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50 percent quota share to National Union. The Admitted Pool members participated in this business assumed by the Company at their stated pool percentages.

   In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S., Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

       1. The quota share reinsurance agreement between the Company and AIIC under which AIIC ceded 50 percent of the net business of the Personal Lines Pool to the Company was commuted as of June 30, 2009.

       2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to the Company under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


       3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S., Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

   Following these transactions the Chartis U.S., Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $329.9 million.

   The Chartis U.S., Inc. companies which owned 21/st/ Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S., Inc. companies going forward. Additionally, capital contributions were received by the owners of 21/st/ Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $154.8 million and a capital contribution of $54.2 million.

   Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIIC, the Company received $319.1 million of the $1.7 billion of proceeds received by the Chartis U.S., Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $120.9 million.

   FOREIGN OPERATIONS

   Pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC (CJCC), a newly formed subsidiary of the Company, acquired 43.59 percent of the outstanding shares of Fuji Fire and Marine Insurance Company, Limited (Fuji Japan). As a result of this transaction, as of March 31, 2011, Chartis owned 98.4 percent of Fuji Japan's outstanding voting shares. In a transaction that closed on August 4, 2011, the Company sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586.8 million. The Company realized a loss of $215. Additionally, on the same date, American Home closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,574. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions. On July 27, 2011, the PA DOI approved a transaction whereby the Company provided a two year collateral loan of approximately $433,574 to Chartis Pacific Rim Holdings, L.L.C. The collateral loan has a coupon rate of 2.15 percent and the interest is paid in full at maturity on August 4, 2013.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


F. OTHER RELATED PARTY TRANSACTIONS

   The following tables summarize transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011 and 2010 between the Company and any affiliated companies that exceeded one half of one percent of the Company's admitted assets as of December 31, 2011 and 2010 and all capital contributions and dividends:

                                                                                        2011
                                                               -------------------------------------------------------------
                                                                   ASSETS RECEIVED BY
                                                                       THE COMPANY         ASSETS TRANSFERRED BY THE COMPANY
                                                               --------------------------- ---------------------------------
DATE OF                                          NAME OF
TRANSACTION  EXPLANATION OF TRANSACTION         AFFILIATE      STATEMENT VALUE DESCRIPTION STATEMENT VALUE    DESCRIPTION
-----------  --------------------------     ------------------ --------------- ----------- ---------------    -----------
 03/01/11            Dividend               Chartis U.S., Inc.    $     --                    $ 14,930           In kind
 01/07/11            Dividend               Chartis U.S., Inc.                                 325,000              Cash
 09/30/11            Dividend               Chartis U.S., Inc.                                 290,000              Cash
 12/19/11            Dividend               Chartis U.S., Inc.                                 210,000              Cash
 11/01/11            Dividend               Chartis U.S., Inc.                                  21,416           In kind
 06/30/11    Eaglestone capitalization  (a) Chartis U.S., Inc.     620,000           Cash
 06/30/11      Capital contribution         Chartis U.S., Inc.      17,617           Cash
 Various       Capital contribution     (b) Chartis U.S., Inc.      11,112        In kind
 Various       Capital contribution     (c) Chartis U.S., Inc.       3,036        In kind
                                             AIG Inc.Matched
 03/28/11     Purchase of securities        Investment Program     351,143     Securities      351,143              Cash
 03/31/11    Eaglestone capitalization  (a) Chartis U.S., Inc.                                 510,000              Cash
 08/18/11       Sale of securities              Lexington          418,412           Cash      399,788        Securities
             -------------------------  --  ------------------    --------     ----------     --------        ----------

(a)Refer immediately below this table for Eaglestone Reinsurance Company capitalization
(b)Capital contributions in lieu of tax sharing agreement
(c)Other
Lexington: Lexington Insurance Company

   Funding of Eaglestone Capitalization

   On March 31, 2011, the Company, American Home, and New Hampshire (Funding Participants), with the approval of the PA DOI and the NY DFS, returned $1,700,000 of capital to their immediate parent (Chartis U.S., Inc.) as part of a plan to capitalize Eaglestone with each of the companies contributing $510,000, $1,020,000 and $170,000, respectively. Eaglestone was significantly overcapitalized relative to its risk based capital target after the loss portfolio transfer was executed with NICO. Accordingly, on July 26, 2011, Eaglestone received approval from the PA DOI to return $1,030,000 in cash from its gross paid-in and contributed surplus to Chartis U.S., Inc. The distribution was made to Chartis U.S., Inc. on July 27,
   2011. On that same date, Chartis U.S., Inc. contributed $620,000 to the Company, $130,000 to New Hampshire, and $100,000 to Chartis PC.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                                                        2010
                                                               -------------------------------------------------------
                                                                   ASSETS RECEIVED BY         ASSETS TRANSFERRED BY
                                                                       THE COMPANY                 THE COMPANY
DATE OF                                          NAME OF       --------------------------- ---------------------------
TRANSACTION  EXPLANATION OF TRANSACTION         AFFILIATE      STATEMENT VALUE DESCRIPTION STATEMENT VALUE DESCRIPTION
-----------  --------------------------     ------------------ --------------- ----------- --------------- -----------
 03/05/10             Dividend              Chartis U.S., Inc.       $--                      $170,000        Cash
 04/07/10             Dividend              Chartis U.S., Inc.                                   6,238        Cash
 06/29/10             Dividend              Chartis U.S., Inc.                                 250,000        Cash
 09/08/10             Dividend              Chartis U.S., Inc.                                 120,000        Cash
 12/03/10             Dividend              Chartis U.S., Inc.                                 230,000        Cash
 10/20/10             Dividend              Chartis U.S., Inc.                                  46,895     Securities
 12/31/10             Dividend          (c) Chartis U.S., Inc.                                  66,828     Securities
 10/01/10       Capital contribution    (b) Chartis U.S., Inc.      7,130       In kind
 12/31/10       Capital contribution    (a) Chartis U.S., Inc.     11,936       In kind
 Various        Capital contribution        Chartis U.S., Inc.      5,413       In kind
 12/31/10       Capital contribution    (d) Chartis U.S., Inc.     750,000     Receivable
 12/31/10              Other            (d) Chartis U.S., Inc.     842,206     Receivable      842,206     Securities
 03/22/10      Additional investments           Lexington                                      210,000     Securities
 10/20/10         Dividend income               Lexington          46,895      Securities
 12/14/10         Dividend income               Lexington          210,000     Securities
 06/24/10      Purchase of securities         American Home        708,005     Securities      708,005        Cash
               ----------------------   --  ------------------     -------     ----------     --------     ----------

(a)Capital contributions in lieu of tax sharing agreement
(b)Merger of Audubon Insurance, Audubon Indemnity, and NULA.
(c)Transfer of ownership of Chartis Claims, Inc.
(d)Refer to Note 5E--Restructuring--Domestic Operations

   On October 20, 2010, Lexington transferred its ownership of 35,000 shares of JI Accident and Fire Insurance Company, Ltd. to the Company as a dividend, which was valued at $46,895. On the same date the Company transferred these shares to its parent, Chartis U.S Inc. at the same value.

   The Company made an additional contribution to Lexington of $210,000 on March 22, 2010 and received a dividend from Lexington on December 14, 2010 of the same amount.

   In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred between the Company and its affiliates during 2011, 2010 and 2009 that exceeded one half of one percent of the Company's admitted assets:

      FOR THE YEARS ENDED DECEMBER 31,        2011      2010      2009
      --------------------------------      --------- --------- ---------
      Chartis Global Claims Services, Inc.  $ 263,957 $ 259,062 $ 270,160
      Chartis Global Services, Inc.           287,959         -         -
                                            --------- --------- ---------
         TOTAL                              $ 551,916 $ 259,062 $ 270,160
                                            ========= ========= =========

   Effective January 1, 2011, Chartis Global Services, Inc. is the shared services organization for Chartis U.S., Inc. and Chartis International, LLC. In 2010 and 2009, the expenses were paid by other members of the Admitted Pool and allocated to the Company in accordance with the Pooling Agreement.

   As of December 31, 2011 and 2010, short-term investments included amounts invested in the AIG MANAGED MONEY MARKET FUND of $121,757 and $980,277, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   On August 25, 2011, the Company amended its existing credit facility with Graphite. Under the amended facility, Lavastone Capital LLC (Lavastone), a wholly-owned subsidiary of Graphite has assumed from Graphite all of Graphite's rights and obligations, and Lavastone has pledged all of its assets (comprised of life insurance policies, cash, and receivables related to matured policies) to the Company. The amended facility is comprised of three separate elements - a 15-year senior term loan of $1,150,000; a 20-year junior term loan of $175,000; and a 20-year revolving component pursuant to which Lavastone may borrow up to $350,000 from time to time for the purpose of keeping its investments in life insurance in force. Interest on each component is due and payable at maturity, but is prepayable, as is principle, based upon the availability of funds. It is expected that Lavastone will repay all of these amounts using funds it receives from its assets. During 2011, the Company accrued $33,856 of investment income related to this credit facility. As of December 31, 2011 the Company's carrying values of the senior term loan, the junior term loan and the revolver were $1,175,092, $180,488 and $123,316, respectively, including in each case accrued interest. No payments of principle or interest were paid on the amended facility during 2011. As of December 31, 2011 the total fair value of the collateral was $1,517,338. AIG has guaranteed Lavastone's performance of its obligations under the credit facility.

   As part of the transaction, the Company paid to Lavastone $267,025, which was distributed to Graphite and used by Graphite to repay in full the principle and accrued interest on another existing credit facility Graphite had with an affiliate of the Company. No gain or loss was recorded by the Company as part of the loan modification.

   Federal and foreign income taxes (payable)/receivable from the Ultimate Parent as of December 31, 2011 and 2010 amounted to $(61,853) and $34,361, respectively.

   As of December 31, 2011 and 2010, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions). These balances are net of non-admitted amounts of $29,869 and $45,998, respectively, at December 31, 2011 and 2010.

  AS OF DECEMBER 31,                                         2011      2010
  ------------------                                       -------- ----------
  Balances with admitted pool companies................... $ 41,912 $  337,847
  Balances with less than 0.5% of admitted assets           125,253     96,916
  Capital contributions receivable from Chartis U.S. Inc.        --  1,592,206
                                                           -------- ----------
  RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES      $167,165 $2,026,969
                                                           ======== ==========
  Balances with admitted pool companies                    $ 68,493 $  243,867
  Balances with less than 0.5% of admitted assets           112,478    124,094
                                                           -------- ----------
  PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES           $180,971 $  367,961
                                                           ======== ==========

   On February 24, 2011, the PA SAP approved National Union's request to report a $750,000 capital contribution from its parent, Chartis U.S., Inc. as a Type I subsequent event in its 2010 Annual Statement, pursuant to SSAP
   No. 72. The $750,000 was received on February 25, 2011. As a result of a transaction which closed on February 24, 2011 but was effective December 31, 2010, National Union, New Hampshire, and ISOP's ownership of United Guaranty Corporation, (UGC) was transferred to AIG through the transfer to AIG of all of the outstanding shares

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   of UGC from National Union, New Hampshire, and ISOP after a contribution of cash by AIG to the Chartis insurance subsidiaries in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. On February, 24, 2011, National Union, New Hampshire, and ISOP received $842,206, 644,970, and $348,700; respectively, from this transaction. With the concurrence of National Union, New Hampshire, and ISOP's domiciliary regulator, this transaction has been included in the financial statements as a Type I subsequent event pursuant to SSAP 9 and SSAP 72. The capital contribution and the transfer of the UGC ownership of $750,000 and $842,206, respectively were reported as Receivable from Affiliate at December 31, 2010.

   On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

   On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

   Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

G. EVENTS OCCURRING AT THE AIG LEVEL

   In September 2008, liquidity issues resulted in AIG seeking and receiving governmental support through a credit facility from the Federal Reserve Bank of New York (the FRBNY, and such credit facility, the FRBNY Credit Facility) and funding from the United States Department of the Treasury (Department of the Treasury) through the Troubled Asset Relief Program (TARP).

   On January 14, 2011, AIG was recapitalized (the Recapitalization) and the FRBNY Credit Facility was repaid and terminated through a series of transactions that resulted in the Department of the Treasury becoming AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG Common Stock at that time. AIG understands that, subject to market conditions, the Department of the Treasury intends to dispose of its ownership interest over time, and AIG has granted certain registration rights to the Department of the Treasury to facilitate such sales.

   On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG Common Stock. AIG did not receive any of the proceeds from the sale of the shares of AIG Common Stock by the Department of the Treasury. As a result of the sale of AIG Common Stock in this offering, the Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share (the Series G Preferred Stock) was cancelled and the ownership of the outstanding AIG Common Stock by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent after the completion of the offering.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

During 2011, 2010 and 2009, the Company's net premiums written and net premiums earned were comprised of the following:

FOR THE YEARS ENDED DECEMBER 31,           2011                    2010                    2009
--------------------------------  ----------------------- ----------------------- -----------------------
                                    WRITTEN     EARNED      WRITTEN     EARNED      WRITTEN     EARNED
                                  ----------- ----------- ----------- ----------- ----------- -----------
 Direct premiums                  $ 7,395,064 $ 7,574,975 $ 7,046,534 $ 7,178,068 $ 6,293,106 $ 6,258,037
 Reinsurance premiums assumed:
    Affiliates...................  10,176,526  11,083,820  10,393,789  11,337,854  13,353,275  15,167,769
    Non-affiliates...............     483,259     574,522     365,317     408,156     560,836     632,527
                                  ----------- ----------- ----------- ----------- ----------- -----------
        GROSS PREMIUMS             18,054,849  19,233,317  17,805,640  18,924,078  20,207,217  22,058,333
                                  ----------- ----------- ----------- ----------- ----------- -----------
 Reinsurance premiums ceded:
    Affiliates...................  11,635,859  12,359,125  11,491,912  12,162,924  13,322,772  14,740,688
    Non-affiliates...............   1,655,724   1,678,272   1,604,992   1,516,668   1,140,940   1,246,179
                                  ----------- ----------- ----------- ----------- ----------- -----------
        NET PREMIUMS............. $ 4,763,266 $ 5,195,920 $ 4,708,736 $ 5,244,486 $ 5,743,505 $ 6,071,466
                                  =========== =========== =========== =========== =========== ===========

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2011 and 2010 with the return of the unearned premium reserve is as follows:

                     ASSUMED REINSURANCE    CEDED REINSURANCE           NET
                    --------------------- --------------------- --------------------
                     UNEARNED              UNEARNED             UNEARNED
                     PREMIUM   COMMISSION  PREMIUM   COMMISSION PREMIUM   COMMISSION
                     RESERVES    EQUITY    RESERVES    EQUITY   RESERVES    EQUITY
                    ---------- ---------- ---------- ---------- --------  ----------
DECEMBER 31, 2011:
   Affiliates...... $5,943,041  $782,311  $5,932,243  $702,893  $ 10,798   $79,418
   Non affiliates      462,006    60,816     465,221    55,125    (3,215)    5,691
                    ----------  --------  ----------  --------  --------   -------
   TOTALS.......... $6,405,047  $843,127  $6,397,464  $758,018  $  7,583   $85,109
                    ==========  ========  ==========  ========  ========   =======
DECEMBER 31, 2010:
   Affiliates...... $6,851,086  $795,609  $6,655,509  $754,459  $195,577   $41,150
   Non affiliates..    553,275    64,251     487,769    55,293    65,506     8,958
                    ----------  --------  ----------  --------  --------   -------
   TOTALS.......... $7,404,361  $859,860  $7,143,278  $809,752  $261,083   $50,108
                    ==========  ========  ==========  ========  ========   =======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


As of December 31, 2011 and 2010, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                          UNEARNED PREMIUM PAID LOSSES RESERVES FOR LOSSES
      DECEMBER 31, 2011:      RESERVES       AND LAE         AND LAE
      ------------------  ---------------- ----------- -------------------
         Affiliates......    $5,932,243     $ 93,493       $33,152,985
         Non-affiliates..       465,221      284,711         3,120,018
                             ----------     --------       -----------
         Total...........    $6,397,464     $378,204       $36,273,003
                             ==========     ========       ===========
      DECEMBER 31, 2010:
         Affiliates......    $6,655,509     $100,616       $32,174,635
         Non-affiliates..       487,769      315,516         3,351,435
                             ----------     --------       -----------
         Total...........    $7,143,278     $416,132       $35,526,070
                             ==========     ========       ===========

The Company's unsecured reinsurance recoverables as of December 31, 2011 in excess of 3.0 percent of its capital and surplus is set forth in the table below:

                                                  NAIC CO.
          REINSURER                                 CODE     AMOUNT
          ---------                               -------- -----------
          Affilliates:
             Admitted Pool.......................     --   $36,546,847
             Eaglestone Reinsurance Company......  10651       812,713
             Chartis Overseas Ltd................     --       501,516
             AIU Insurance Company...............  19399       150,677
             Lexington Insurance Company.........  19437        30,120
             United Guaranty Insurance Company...  11715        24,476
             Chartis Europe SA...................     --         6,728
             Chartis Insurance UK Ltd............     --         6,043
             Chartis Specialty Insurance Company.  26883         5,174
             Landmark Insurance Company..........  35637         2,846
             US Life Insurance Company of NY.....  70106         2,568
             Chartis Insurance Company of Canada.     --         1,848
             Chartis Select Insurance Company....  10932         1,814
             Other affiliates less than $1.0
               million...........................     --         4,713
                                                   -----   -----------
             TOTAL AFFILIATES....................          $38,098,083
                                                   -----   -----------
          Non-affilliates:.......................                   --
                                                   -----   -----------
             TOTAL AFFILIATES AND NON-AFFILIATES.          $38,098,083
                                                   =====   ===========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


During 2011, 2010 and 2009, the Company reported in its STATEMENTS OF OPERATIONS statutory losses of $2,272, $142,835 and $11,466, respectively, as a result of losses incurred from commutations with the below reinsurers. The 2011 loss was comprised of losses incurred of $2,265 and premiums earned of $(7); the 2010 loss was comprised of losses incurred of $142,934, commissions incurred $(103) and premiums earned of $(4); the 2009 losses were from losses incurred.

      COMPANY                                       2011    2010    2009
      -------                                      ------ -------- -------
      Argonaut Midwest Insurance Company.......... $1,987 $     -- $    --
      American International Reinsurance Company,
        Ltd.......................................     --  138,942  10,855
      Reliastar Life Insurance Company............     --    1,368      --
      Continental Casualty Company................     --    1,340      --
      Other reinsurers less than $1.0 million.....    285    1,185     611
                                                   ------ -------- -------
      TOTAL                                        $2,272 $142,835 $11,466
                                                   ====== ======== =======

Effective April 1, 2010, the Company commuted a multi-year reinsurance agreement with AIRCO. The commutation resulted in the members of the Admitted Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the Admitted Pooling Agreement. The commutation was approved by the NY DFS and PA DOI. The Company recorded its share of these transactions based upon its stated pool percentage, as follows:

                                              COMPANY'S POOLED
                                     TOTAL       ALLOCATION
                                   ---------- ----------------
                  Liabilities:
                     Outstanding
                       losses..... $2,576,715     $979,152
                                   ----------     --------
                  P&L:
                     Paid losses..    365,636      138,942
                                   ----------     --------
                     Net cash..... $2,211,079     $840,210
                                   ==========     ========

As of December 31, 2011 and 2010, the Company had reinsurance recoverables on paid losses in dispute of $108,428 and $122,296, respectively.

During 2011, 2010, and 2009, the Company recovered/(wrote-off) reinsurance recoverable balances of $14,875, $(1,292) and $9,450 respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2011 and 2010, the Company's premium receivable and losses payable on assumed business are as follows:

                            2011
                                                               AFFILIATE NON-AFFILIATE  TOTAL
                                                               --------- ------------- --------
Premiums in course of collection.............................. $174,413     $38,985    $213,398
Reinsurance payable on paid loss and loss adjustment
  expenses....................................................   75,394      12,463      87,857

                            2010
                                                               --------     -------    --------
                                                               AFFILIATE NON-AFFILIATE  TOTAL
                                                               --------- ------------- --------
Premiums in course of collection                               $155,068     $12,648    $167,716
Reinsurance payable on paid loss and loss adjustment expenses   158,679       5,019     163,698

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Admitted Pool, related to reinsurance agreements with the following:

                                                                 2011                               2010
                                                  ---------------------------------  ----------------------------------
                                                  PREMIUMS IN REINSURANCE PAYABLE ON PREMIUMS IN REINSURANCE PAYABLE ON
                                                   COURSE OF    PAID LOSS AND LOSS    COURSE OF    PAID LOSS AND LOSS
                                                  COLLECTION   ADJUSTMENT EXPENSES   COLLECTION   ADJUSTMENT EXPENSES
                                                  ----------- ---------------------- ----------- ----------------------
Chartis Overseas Ltd.............................   $44,977          $ 13,786          $15,554          $21,167
Chartis Excess Ltd...............................     8,666                38               --               --
Lexington Insurance Company......................     8,429            10,832           17,333           18,715
Chartis Europe SA................................     8,428             9,750            7,963           12,642
Chartis Insurance Company of Canada C$...........     7,578             6,701               --               --
Chartis Insurance UK Ltd.........................     7,333             7,050           11,848            4,277
CA De Seguros American Intl......................     5,563             1,411               --               --
La Meridional Compania Argentina de Seguros S.A..     3,966             1,277               --               --
Chartis Specialty Insurance Company..............     3,373             1,394              410              630
National Union Insurance Company of Vermont......     2,348             9,525               50           16,160
Chartis Insurance Company of Puerto Rico.........     1,555             1,339           11,222              328
United Guaranty Residential Insurance Company....       487           (53,200)             258           21,700
Chartis Australia Insurance Ltd..................        --             5,220               --               --
AIU Insurance Co.................................    (2,680)           (3,825)              --               --

Effective January 1, 2010, Chartis Specialty commuted its quota share and stop loss reinsurance agreements with the Company. In accordance with the commutation agreement, the Company transferred cash and securities totaling $4,041,671 to Chartis Specialty, and in accordance with the pooling agreement, was reimbursed by the other pool participants. This amount was net of a ceding commission of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                 COMPANY'S POOLED
                                        TOTAL       ALLOCATION
                                      ---------- ----------------
               Liabilities:
                  Outstanding losses. $3,278,251    $1,245,735
                  Unearned premium
                    reserves.........    933,787       354,839
                  Other..............     49,727        18,896
                                      ----------    ----------
                                       4,261,765     1,619,470
                                      ----------    ----------
               P&L:
                  Ceding commission..    220,094        83,636
                                      ----------    ----------
                  Net cash and
                    securities....... $4,041,671    $1,535,834
                                      ==========    ==========

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

AS OF DECEMBER 31, 2011 AND 2010, THE COMPANY'S DEPOSIT ASSETS AND LIABILITIES WERE COMPRISED OF THE FOLLOWING:

                                                               FUNDS
                             DEPOSIT   DEPOSIT   FUNDS HELD    HELD
                             ASSETS  LIABILITIES   ASSETS   LIABILITIES
                             ------- ----------- ---------- -----------
         DECEMBER 31, 2011:
            Direct..........  $ --    $103,001    $    --     $   --
            Assumed.........    --          47         --         --
            Ceded...........     4          --         --      5,117
                              ----    --------    -------     ------
            TOTAL...........  $  4    $103,048    $    --     $5,117
                              ====    ========    =======     ======

                                                               FUNDS
                             DEPOSIT   DEPOSIT   FUNDS HELD    HELD
                             ASSETS  LIABILITIES   ASSETS   LIABILITIES
                             ------- ----------- ---------- -----------
         DECEMBER 31, 2010:
            Direct..........  $ --    $106,240    $   333     $   --
            Assumed.........    --      94,201     93,100         --
            Ceded...........   724          --         --      1,045
                              ----    --------    -------     ------
            TOTAL...........  $724    $200,441    $93,433     $1,045
                              ====    ========    =======     ======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2011 and 2010 is set forth in the table below:

                                                                 2011                   2010
                                                        ---------------------  ----------------------
                                                         DEPOSIT     DEPOSIT    DEPOSIT     DEPOSIT
                                                          ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                        ---------- ----------- ---------- -----------
BALANCE AT JANUARY 1                                     $    724   $ 200,441   $ 1,684    $ 188,394
   Deposit activity, including loss recoveries.........      (720)    (95,807)   (1,712)       8,823

   Interest income or expense, net of amortization of
     margin............................................        --      (1,586)      752        3,224
                                                         --------   ---------   -------    ---------
BALANCE AT DECEMBER 31                                   $      4   $ 103,048   $   724    $ 200,441
                                                         ========   =========   =======    =========

                                                                 2011                   2010
                                                        ---------------------  ----------------------
                                                        FUNDS HELD FUNDS HELD  FUNDS HELD FUNDS HELD
                                                          ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                        ---------- ----------- ---------- -----------
BALANCE AT JANUARY 1                                     $ 93,433   $   1,045   $93,433    $      --
   Contributions.......................................        --       5,017        --        1,045
   Withdrawals.........................................   (93,433)       (945)       --           --
   Interest............................................        --          --        --           --
                                                         --------   ---------   -------    ---------
BALANCE AT DECEMBER 31                                   $     --   $   5,117   $93,433    $   1,045
                                                         ========   =========   =======    =========

In 2011, the Company determined, based on settlement of related litigation, that an assumed reinsurance deposit transaction had terminated, and the Company eliminated assumed deposit liabilities of $95,000 and related funds held assets of $93,100.

NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company is allocated U.S. federal income taxes based upon an accounting policy that was amended, effective January 1, 2010. This accounting policy provides that the Company shall reflect in its financial statements the tax liability that would have been paid by the Company if it had filed a separate federal income tax return except that Chartis, Inc. assumes the current liability (and future risks and rewards of the tax position taken) associated with the Company's unrecognized tax benefits by means of a deemed capital contribution transaction. Unrecognized tax benefits is defined as any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (FIN 48) which would include any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

While the accounting policy described above governs the current and deferred tax recorded to the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes is governed by an intercompany tax settlement arrangement entered into with Chartis, Inc. The terms of this intercompany cash settlement arrangement are based on principles consistent with the accounting policy for allocating income tax expense or benefit to the Company above, except that:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


    . Any tax realized by the Company from the creation of a deferred inter-company gain (as determined under Treasury Regulation
       Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

    . To the extent that (1) tax attributes are created outside of the normal course of business, (2) that cash benefit is received by Chartis, Inc. under its separate tax allocation agreement with Parent in advance of when the attributes are actually utilized in the AIG consolidated U.S. federal tax return, and (3) these identified tax attributes expire unused in the AIG consolidated tax return, Chartis, Inc. shall reimburse Parent for this amount and apportion such amount to the Company to the appropriate extent. The Company shall make any required reimbursements within 90 days after Chartis, Inc. receives notice from Parent. Consistent SSAP 10R principles and the Company's tax accounting policy for allocating taxes, any payment made under this provision would be accounted for as a distribution. At December 31, 2011, the Company has not generated any attributes outside of the normal course of business that could cause this provision of the agreement to become applicable.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. (S)1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis Inc. The statutory U.S. federal income tax rate is 35 percent at December 31, 2011.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2011 and 2010 are as follows:

                                DECEMBER 31, 2011                  DECEMBER 31, 2010                       CHANGE
                        ---------------------------------  ---------------------------------  -------------------------------
DESCRIPTION              ORDINARY    CAPITAL      TOTAL     ORDINARY    CAPITAL      TOTAL     ORDINARY   CAPITAL     TOTAL
----------------------- ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Gross deferred tax
  assets............... $1,535,890  $ 426,141  $1,962,031  $1,398,603  $ 573,242  $1,971,845  $ 137,287  $(147,101) $  (9,814)
Less statutory
  valuation
  allowance............         --    113,179     113,179      19,655    312,786     332,441    (19,655)  (199,607)  (219,262)
                        ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Adjusted gross
  deferred tax
  assets...............  1,535,890    312,962   1,848,852   1,378,948    260,456   1,639,404    156,942     52,506    209,448
Gross deferred tax
  liabilities..........    (53,027)  (312,962)   (365,989)   (121,752)  (260,456)   (382,208)    68,725    (52,506)    16,219
                        ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Net deferred tax asset/
  (liabilities)........  1,482,863         --   1,482,863   1,257,196         --   1,257,196    225,667         --    225,667
Deferred tax assets
  nonadmitted..........   (609,323)        --    (609,323)   (256,859)        --    (256,859)  (352,464)        --   (352,464)
                        ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Net admitted deferred
  tax assets........... $  873,540  $      --  $  873,540  $1,000,337  $      --  $1,000,337  $(126,797) $      --  $(126,797)
                        ==========  =========  ==========  ==========  =========  ==========  =========  =========  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                               DECEMBER 31, 2011         DECEMBER 31, 2010             CHANGE
                                           ------------------------- ------------------------- -----------------------
DESCRIPTION                                ORDINARY CAPITAL  TOTAL   ORDINARY CAPITAL  TOTAL   ORDINARY CAPITAL TOTAL
-----------                                -------- ------- -------- -------- ------- -------- -------- ------- ------
Increase in DTA from carried back
  losses that reverse in subsequent three
  calendar years that are carried back to
  recoup taxes............................ $     --   $--   $     -- $     --   $--   $     --  $   --    $--   $   --
Increase in DTA from the lesser of
  adjusted gross DTAs realizable within
  36 months or 15% of statutory
  surplus.................................  600,868    --    600,868  599,502    --    599,502   1,366     --    1,366
Increase in DTA from adjusted gross
  DTAs that can be offset against
  DTLs....................................       --    --         --       --    --         --      --     --       --
                                           --------   ---   -------- --------   ---   --------  ------    ---   ------
Total Increase in DTA admitted
  pursuant to Paragraph 10.e.............. $600,868   $--   $600,868 $599,502   $--   $599,502  $1,366    $--   $1,366
                                           ========   ===   ======== ========   ===   ========  ======    ===   ======

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                          DECEMBER 31, 2011                  DECEMBER 31, 2010                      CHANGE
                  --------------------------------  ----------------------------------  ------------------------------
DESCRIPTION       ORDINARY   CAPITAL      TOTAL      ORDINARY    CAPITAL      TOTAL      ORDINARY   CAPITAL    TOTAL
-----------       --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Carried
     back
     losses
     that
     reverse
     in
     subsequent
     calendar
     year........ $     --  $      --  $        --  $       --  $      --  $        --  $      --  $     --  $      --
   The lesser
     of
     adjusted
     gross
     DTAs
     realizable
     within 12
     months
     or 10%
     of
     statutory
     surplus.....  272,672         --      272,672     400,835         --      400,835   (128,163)       --   (128,163)
   Adjusted
     gross
     DTAs
     that can
     be offset
     against
     DTLs........   53,027    312,962      365,989     121,753    260,455      382,208    (68,726)   52,507    (16,219)
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Total DTA
     admitted
     pursuant
     to
     Paragraphs
     10.a,
     10.b and
     10.c........ $325,699  $ 312,962  $   638,661  $  522,588  $ 260,455  $   783,043  $(196,889) $ 52,507  $(144,382)
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------

Admission
  Calculation
  Components.....
SSAP No. 10R,
  Paragraph
  10.e...........

   Carried
     back
     losses
     that
     reverse
     in
     subsequent
     three
     calendar
     years....... $     --  $      --  $        --  $       --  $      --  $        --  $      --  $     --  $      --
   The lesser
     of
     adjusted
     gross
     DTAs
     realizable
     within 36
     months
     or 15%
     of
     statutory
     surplus.....  600,868         --      600,868     599,502         --      599,502      1,366        --      1,366
   Adjusted
     gross
     DTAs
     that can
     be offset
     against
     DTLs........       --         --           --          --         --           --         --        --         --
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Additional
     DTA
     admitted
     pursuant
     to
     Paragraph
     10.e........ $600,868  $      --  $   600,868  $  599,502  $      --  $   599,502  $   1,366  $     --  $   1,366
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------

   Total DTA
     admitted
     under
     SSAP
     No. 10R.....  926,567    312,962    1,239,529   1,122,090    260,455    1,382,545   (195,523)   52,507   (143,016)
   Total
     DTL.........  (53,027)  (312,962)    (365,989)   (121,753)  (260,455)    (382,208)    68,726   (52,507)    16,219
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Net
     admitted
     DTA......... $873,540  $      --  $   873,540  $1,000,337  $      --  $ 1,000,337  $(126,797) $     --  $(126,797)
                  ========  =========  ===========  ==========  =========  ===========  =========  ========  =========

Used in SSAP
  No. 10R, Par.
  10 d...........

   Total
     adjusted
     capital.....       --         --   11,627,724          --         --   11,532,762         --        --     94,962
                                       -----------                         -----------                       ---------
   Authorized
     Control
     Level.......       --         --    2,682,615          --         --    2,963,797         --        --   (281,182)
                                       -----------                         -----------                       ---------

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The following table provides the Company's assets, capital and surplus, and Risk Based Capital (RBC) information with the DTA calculated under SSAP 10R paragraphs 10.a. to 10.c. and the additional DTA determined under SSAP 10R paragraph 10.e.:

                               DECEMBER 31, 2011             DECEMBER 31, 2010                    CHANGE
                          ---------------------------- ------------------------------ ------------------------------
DESCRIPTION               ORDINARY CAPITAL    TOTAL     ORDINARY  CAPITAL    TOTAL     ORDINARY  CAPITAL    TOTAL
-----------               -------- ------- ----------- ---------- ------- ----------- ---------  ------- -----------
SSAP No. 10R,
  Paragraphs 10.a, 10.b,
  and 10.c

Admitted deferred tax
  assets................. $272,672   $--   $   272,672 $  400,835   $--   $   400,835 $(128,163)   $--   $  (128,163)
Admitted assets..........       --    --    29,804,576         --    --    31,648,572        --     --    (1,843,996)
Adjusted statutory
  surplus................       --    --    12,013,139         --    --    12,141,313        --     --      (128,174)
Total adjusted capital
  from DTA...............       --    --    12,013,139         --    --    12,141,313        --     --      (128,174)

Increased amounts due to
  SSAP No. 10R,
  Paragraph 10.e

Admitted deferred tax
  assets................. $873,540   $--   $   873,540 $1,000,337   $--   $ 1,000,337 $(126,797)   $--   $  (126,797)
Admitted assets..........       --    --    30,405,444         --    --    32,248,074        --     --    (1,842,630)
Statutory surplus........       --    --    12,614,007         --    --    12,740,815        --     --      (126,808)

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies did not affect ordinary adjusted gross DTAs and increased net admitted DTAs by $92,517. Tax planning strategies increased had no impact upon capital adjusted gross DTAs and net admitted capital DTAs, all of which were admitted due to the Company being in a net capital DTL position.

During 2011, 2010 and 2009, the Company's current income tax expense/(benefit) was comprised of the following:

    FOR THE YEARS ENDED DECEMBER 31,             2011     2010      2009
    --------------------------------           -------  -------  ---------
    Federal income tax........................ $ 8,035  $11,537  $(384,905)
    Foreign income tax........................  (1,695)  (9,078)     6,290
                                               -------  -------  ---------
       Subtotal...............................   6,340    2,459   (378,615)
    Federal income tax on net capital gains...      --   17,767    930,452
    Other--including return to provision......      --   (6,049)     1,479
                                               -------  -------  ---------
    Federal and foreign income taxes incurred. $ 6,340  $14,177  $ 553,316
                                               =======  =======  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The composition of the Company's net deferred tax assets as of December 31, 2011 and 2010, along with the changes in deferred income taxes for 2011, is set forth in the table below:

                                                   2011        2010       CHANGE
                                                ----------  ----------  ---------
Deferred tax assets:...........................
   Ordinary....................................
       Loss reserve discount................... $  312,187  $  359,135  $ (46,948)
       Non-admitted assets.....................    147,877     188,669    (40,792)
       Unearned premium reserve................    179,720     209,756    (30,036)
       Pension adjustments.....................     12,278      24,777    (12,499)
       Bad debt expense........................     29,820      90,090    (60,270)
       Net operating loss carryforward.........    501,587     462,168     39,419
       Foreign tax credits carryforward........     19,102      14,890      4,212
       Deferred tax of foreign entities........     55,749      38,067     17,682
       Investments.............................    219,351          --    219,351
       Deferred loss on branch conversions.....     10,086          --     10,086
       Other temporary differences.............     48,132      11,051     37,081
                                                ----------  ----------  ---------
          Subtotal.............................  1,535,889   1,398,603    137,286

   Statutory valuation allowance adjustment....         --     (19,655)    19,655
   Non-admitted................................   (609,323)   (256,859)  (352,464)
                                                ----------  ----------  ---------

   Admitted ordinary deferred tax assets.......    926,566   1,122,089   (195,523)
                                                ----------  ----------  ---------
   Capital.....................................
       Investments writedown...................    324,363     264,773     59,590
       Deferred intercompany loss..............         --      40,792    (40,792)
       Net capital loss carryforward...........     79,923     140,007    (60,084)
       Unrealized capital losses...............      6,038     125,171   (119,133)
       Other temporary difference..............     15,818       2,499     13,319
                                                ----------  ----------  ---------
          Subtotal.............................    426,142     573,242   (147,100)

   Statutory valuation allowance adjustment....   (113,179)   (312,786)   199,607
   Non-admitted................................         --          --         --
                                                ----------  ----------  ---------
   Admitted capital deferred tax assets........    312,963     260,456     52,507
                                                ----------  ----------  ---------
   Total admitted deferred tax assets.......... $1,239,529  $1,382,545  $(143,016)
                                                ----------  ----------  ---------

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                                             2011       2010       CHANGE
                                                                          ---------  ----------  ---------
Deferred tax liabilities:................................................
   Ordinary..............................................................
       Investments....................................................... $ (40,448) $  (26,341) $ (14,107)
       Depreciation......................................................        --      (8,532)     8,532
       Partnerships......................................................        --     (23,893)    23,893
       Other (including items <5% of total ordinary tax liabilities).....   (12,579)    (62,986)    50,407
                                                                          ---------  ----------  ---------
          Subtotal.......................................................   (53,027)   (121,752)    68,725

   Capital...............................................................
       Investments.......................................................   (60,572)         --    (60,572)
       Unrealized capital gains..........................................  (252,390)   (260,456)     8,066
                                                                          ---------  ----------  ---------
          Subtotal.......................................................  (312,962)   (260,456)   (52,506)

   Total deferred tax liabilities........................................ $(365,989) $ (382,208) $  16,219
                                                                          ---------  ----------  ---------
Net admitted deferred tax assets/(liabilities):.......................... $ 873,540  $1,000,337  $(126,797)
                                                                          =========  ==========  =========

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in Non-admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

DESCRIPTION                                                  2011        2010       CHANGE
-----------                                               ----------  ----------  ---------
Adjusted gross deferred tax assets....................... $1,848,852  $1,639,404  $ 209,448
Total deferred tax liabilities...........................   (365,989)   (382,208)    16,219
                                                          ----------  ----------  ---------
Net deferred tax asset...................................  1,482,863   1,257,196    225,667
Deferred tax assets/(liabilities)--SSAP 3................                            40,748
Deferred tax assets/(liabilities)--unrealized............                             3,265
Deferred tax--noncash settlement through paid-in capital.                            11,112
                                                                                  ---------

Total change in deferred tax.............................                           170,542
                                                                                  =========

Change in deferred tax--current year.....................                           143,303
Change in deferred tax--current year--other suplus items.                            27,239
                                                                                  ---------
Change in deferred tax--current year--Total..............                           170,542
                                                                                  =========

                                                            CURRENT    DEFERRED     TOTAL
                                                          ----------  ----------  ---------
SSAP 3 impact:
   SSAP 3--general items.................................    (83,765)    276,210    192,445
   SSAP 3--unrealized gain/loss..........................         --    (114,332)  (114,332)
                                                          ----------  ----------  ---------
   Total SSAP 3..........................................    (83,765)    161,878     78,113
   SSAP 3--statutory valuation allowance.................         --    (121,128)  (121,128)
                                                          ----------  ----------  ---------
   SSAP 3--adjusted tax assets and liabilities...........    (83,765)     40,750    (43,015)
   SSAP 3--non-admitted impact...........................     42,479      (9,412)    33,067
                                                          ----------  ----------  ---------
Total SSAP 3 impact...................................... $  (41,286) $   31,338  $  (9,948)
                                                          ==========  ==========  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification (ASC) 740, INCOME TAXES. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2011, the Company recorded gross deferred tax assets before valuation allowance of $1,962,031 and established a valuation allowance of $113,179 relating to capital deferred tax assets. This is based on the Company's expectation, which is based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2011. Accordingly, the Company recorded total adjusted deferred tax assets of $1,848,852.

When making its assessment about the realization of its deferred tax assets at December 31, 2011, the Company considered all available evidence, as required by income tax accounting guidance, including:

    . the nature, frequency, and severity of current and cumulative financial reporting losses;

    . transactions completed and transactions expected to be completed in the near future;

    . the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

    . the application of the amended tax sharing agreement between the tax Sub Group and the Ultimate Parent; and,

    . tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Negative evidence included: (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,062,000 and $1,645,000, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and, (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 3.75 percent to 10.8 percent.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's intention to execute on tax planning strategies and/or actions, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These tax planning strategies include; (i) converting tax-exempt investment income to taxable investment income through both the municipal bond borrowing program or through the sale of additional tax-exempt securities to third parties and affiliates and reinvestment of the proceeds in taxable securities; and, (ii) investing available resources into higher yielding assets.

It is important to note, estimates of future taxable income generated from specific transactions and tax planning strategies could change in the near term, perhaps materially, which may require the Company to adjust its assessment of the need for a valuation allowance. Such adjustments could be material to the Company's financial condition or its results of operations for an individual reporting period.

STATUTORY ADMISSIBILITY

Once the $1,848,852 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Currently, no carryback potential exists, and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15 percent of adjusted statutory surplus of the most recently filed statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $873,540 of adjusted gross deferred tax assets was admitted as of December 31, 2011.

The Company does not have any unrecorded deferred tax liabilities.

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35 percent to income before income taxes as follows:

                                                                  2011                  2010                   2009
                                                          --------------------  --------------------  ---------------------
DESCRIPTION                                                 AMOUNT   TAX EFFECT   AMOUNT   TAX EFFECT   AMOUNT    TAX EFFECT
--------------------------------------------------------- ---------  ---------- ---------  ---------- ----------  ----------
Net income before federal income taxes and capital gains
  taxes.................................................. $ 602,743  $ 210,960  $(670,989) $(234,846) $1,394,300  $ 488,005
BOOK TO TAX ADJUSTMENTS:
   Tax-exempt income.....................................  (186,459)   (65,261)  (260,513)   (91,179)   (379,686)  (132,890)
   Intercompany dividends................................   (30,942)   (10,830)  (301,132)  (105,396)   (287,872)  (100,755)
   Dividend received deduction...........................    (5,095)    (1,783)    (5,725)    (2,004)         --         --
   Subpart F income, gross-up & foreign tax credits......    10,847      2,102    (39,680)   (23,366)         --         --
   Meals and entertainment...............................     2,591        907      2,109        738         909        318
   Stock options and other compensation..................    39,035     13,662     (5,364)    (1,877)         --         --
   Non-deductible penalties..............................     1,522        533         --         --         767        268
   Change in non-admitted assets.........................   104,930     36,726    198,958     69,635    (227,957)   (79,785)
   Change in tax position................................        --      5,214         --     11,937          --     50,468
   Statutory valuation allowance.........................  (340,390)  (340,390)   332,441    332,441          --         --
   Sale of divested entities.............................        --         --         --         --     (27,239)    (9,534)
   Return to provision...................................        --     (1,254)        --     48,616          --     17,098
   Capital gain on affiliated subsidiary redistribution
     (UGC)...............................................        --         --    (67,503)   (23,626)         --         --
   Sale of ILFC..........................................        --         --         --         --     795,000    278,250
   Branch incorporation & conversion (Hong Kong/
     Singapore)..........................................      (566)      (198)        --         --          --         --
   Non-deductible expenses...............................    36,156     12,655         --         --          --         --
   Other.................................................       (14)        (6)        --     (2,061)         --      3,604
                                                          ---------  ---------  ---------  ---------  ----------  ---------
       TOTAL BOOK TO TAX ADJUSTMENTS.....................  (368,385)  (347,923)  (146,409)   213,858    (126,078)    27,042
                                                          ---------  ---------  ---------  ---------  ----------  ---------
TOTAL FEDERAL TAXABLE INCOME AND TAX                      $ 234,358  $(136,963) $(817,398) $ (20,988) $1,268,222  $ 515,047
                                                          =========  =========  =========  =========  ==========  =========

Federal income tax incurred..............................                6,340                (3,590)              (377,136)
Federal income tax on realized capital gains.............                   --                17,767                930,452
Change in deferred tax...................................             (170,542)              (35,165)               (38,269)
Less: Change in deferred tax--other surplus items........               27,239                    --                     --
                                                                     ---------             ---------              ---------
Total tax................................................            $(136,963)            $ (20,988)             $ 515,047
                                                                     ---------             ---------              ---------

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


As of December 31, 2011, the Company had $19,102 of foreign tax credits carry forwards expiring through the year 2021, $1,433,106 of net operating loss carry forwards expiring through the year 2031, and $228,350 of capital loss carry forwards expiring through the year 2016 that are available to offset against future taxable income. The Company had no unused tax credits available to offset against future taxable income as of December 31, 2011 and 2010.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses which it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes. Currently, there is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2011, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the Subgroup Parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2011. As of December 31, 2011, the Company recorded gross liabilities related to tax return errors and omissions in the amount of $59,032.

Listed below are the tax years that remain subject to examination by major tax jurisdictions at December 31, 2011:

                    Major Tax Jurisdictions  Open Tax Years
                    -----------------------  --------------
                        United States.......  2000 - 2010

NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A. PENSION PLAN

   Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

   The AIG Retirement Plan (the AIG U.S. Plan) is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

   The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

   Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

   Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

   The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, ACCOUNTING FOR PENSIONS (SSAP 89).

                AS OF DECEMBER 31,         2011        2010
                ------------------      ----------  ----------
                Fair value of plan
                  assets............... $3,432,515  $3,424,553
                Less projected benefit
                  obligation...........  4,219,931   3,574,840
                                        ----------  ----------
                Funded status.......... $ (787,416) $ (150,287)
                                        ==========  ==========

   The weighted average assumptions that were used to determine the pension benefit obligations as of December 31, 2011, 2010 and 2009 are set forth in the table below:

     AS OF DECEMBER 31,                 2011         2010         2009
     ------------------             -----------  -----------  -----------
     Discount rate.................    4.62%        5.50%        6.00%
     Rate of compensation increase
       (average)...................    4.00%        4.00%        4.00%
     Measurement date.............. December 31, December 31, December 31,
                                        2011         2010         2009
     Medical cost trend rate.......     N/A          N/A          N/A
                                    ===========  ===========  ===========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $8,362 and $12,909 for 2011 and 2010, respectively.

   AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

B. POSTRETIREMENT BENEFIT PLANS

   AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

   Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at age 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

   AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (SSAP 14), as of December 31, 2011 and 2010 were $201,960 and $202,418, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $622 and $584 for the years ended December 31, 2011 and 2010, respectively.

   Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

   As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

C. STOCK OPTION AND DEFERRED COMPENSATION PLANS

   Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share-based cash settled awards such as the Stock Salary and

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   TARP RSU Awards and several other legacy AIG-sponsored employee compensation plans, which are linked to AIG Common Stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $4,258 and $15,208 respectively, related to stock options and restricted stock units granted under these plans.

   In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2011 and 2010, AIG allocated to the company $5,263 and $10,409, respectively, for expenses incurred under this plan.

   In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees (the AIG Incentive Savings Plan), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was $5,232 and $7,686 in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first six percent of participant contributions and to allow all employees to contribute up to the annual IRS contribution maximum of $17.

D. POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

   AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently;
   other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act (COBRA) medical subsidies.
   The costs of these plans are borne by AIG and its participating subsidiaries.

E. IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

   On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3,100

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

A. CAPITAL AND SURPLUS

   The portion of unassigned surplus as of December 31, 2011 and 2010 represented by each item below is as follows:

                                             2011        2010
                                         -----------  ----------
              Unrealized gains and
                losses.................. $ 5,798,294  $5,557,752
              Non-admitted asset values.  (1,079,724)   (838,329)
              Provision for reinsurance.     (77,539)   (101,251)

   In calculating the provision for reinsurance as of December 31, 2011, management utilized collateral including letters of credit provided by its Ultimate Parent of $402,308. In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $332,238 and $28,238, respectively. The use of these assets was approved by the PA DOI.

   The changes in unrealized gains and non-admitted assets reported in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS were derived as follows:

    Change in net unrealized gains         2011        2010        2009
    ------------------------------      ----------  ----------  ----------
    Unrealized gains, current year..... $5,798,294  $5,557,752  $5,274,143
    Unrealized gains, previous year....  5,557,752   5,274,143   5,805,880
                                        ----------  ----------  ----------

    Change in unrealized gains.........    240,542     283,609    (531,737)
    Change in tax on unrealized gains..      3,265     (63,042)     20,011
    Adjustments to beginning surplus
      (SSAP 3).........................    135,388     222,380      84,902
    Derivatives--change in foreign
      exchange.........................     13,772     (11,263)         --
    Amortization of goodwill...........     (2,927)     (2,926)     (7,741)
                                        ----------  ----------  ----------
    Change in unrealized, net of taxes. $  390,040  $  428,758  $ (434,565)
                                        ==========  ==========  ==========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


         Change in non-admitted asset values      2011         2010
         -----------------------------------  -----------  -----------
         Non-admitted asset values, current
           year.............................. $(1,079,724) $  (838,329)
         Non-admitted asset values, previous
           year..............................    (838,329)  (1,326,751)
                                              -----------  -----------
         Change in non-admitted assets.......    (241,395)     488,422
         Change in accounting principles
           SSAP 10R..........................      (1,366)    (356,629)
         Adjustments to beginning surplus
           (SSAP 3)..........................      19,783      (39,897)
         Other surplus adjustments...........          --      (12,398)
                                              -----------  -----------
         Change in non-admitted assets....... $  (222,978) $    79,498
                                              ===========  ===========

   During 2010, the Company recognized a $50,628 increase in surplus due to the mergers with Audubon Insurance, Audubon Indemnity and NULA. The surplus components impacted were as follows:

                    Change in SSAP 10R.............. $   199
                    Gross paid in and contributed
                      surplus.......................   7,130
                    Unassigned funds (other surplus
                      adjustments)..................  43,299
                                                     -------
                                                     $50,628
                                                     =======

   The Company transferred its ownership of United Guaranty Corporation (UGC) to AIG, after a contribution of cash by AIG in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. There was no impact to surplus as the balance distributed was equal to the contribution. The distribution was considered extraordinary. Refer to Note 13 for further details.

B. RISK-BASED CAPITAL REQUIREMENTS

   The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

   In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2011 reporting period.

C. DIVIDEND RESTRICTIONS

   Under Pennsylvania law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the greater of 10 percent of the Company's statutory earned surplus, inclusive of unrealized gains and losses, as of December 31, 2011, or 100 percent of the

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   Company's net income, for the preceding twelve month period ended
   December 31, 2011) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of the PA DOI. As of December 31, 2011, the maximum dividend payment, which may be made, by the Company, without prior approval during 2012, is approximately $1,201,290.

   Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose. However, the Company has agreed to provide advance notice to PA DOI of, (i) any proposed transactions between the Company and AIG or an AIG affiliate not in the ordinary course of business, and (ii) any proposed dividends or distributions.

   During 2011, the Company paid $861,346 in dividends to Chartis U.S., Inc. of which $500,000 were considered extraordinary dividends. During 2010, the Company paid $889,961 in ordinary dividends to Chartis U.S., Inc. During 2009, the Company paid $537,000 in dividends to Chartis U.S., Inc. Refer to
   Note 5E for additional information.

   The Company transferred its ownership of UGC to AIG, after a contribution of cash by AIG in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. The distribution of UGC was considered extraordinary. Refer to Note 13 for further details.

NOTE 11 - CONTINGENCIES

A. LEGAL PROCEEDINGS

   The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

   Other legal proceedings include the following:

   The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its accident and health business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the multi-state examination. As part of the multi-state examination, an Interim Consent Order was entered into with Ohio on (A) January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers accident/sickness policy forms that had been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   procedures and (B) on February 14, 2012, in which National Union agreed, on a nationwide basis, to limit outbound telemarketing to certain forms and rates. A Consent Order was entered into with Minnesota on February 10, 2012, in which National Union and Travel Guard Group Inc. agreed to (i) cease automatically enrolling Minnesota residents in certain insurance relating to air travel, (ii) pay a civil penalty to Minnesota of $250 and (iii) refund premium to Minnesota residents who were automatically enrolled in certain insurance relating to air travel. In early 2012, Chartis U.S., Inc., on behalf of itself, National Union, and certain of Chartis U.S., Inc.'s insurance companies (collectively, "Chartis U.S.") and the lead regulators agreed in principle upon certain terms to resolve the multi-state examination. The terms include Chartis U.S.'s (i) payment of a civil penalty of up to $51,000, (ii) agreement to enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating Chartis U.S.'s ongoing compliance with laws and regulations governing the regulatory issues identified in the examination, and (iii) agreement to pay a contingent fine in the event that Chartis U.S. fails to substantially comply with the steps and standards agreed to in the corrective action plan. AIG has established a reserve equal to the amount of the civil penalty under the proposed agreement. As the terms outlined above are subject to agreement by the lead and participating states and appropriate agreements or orders, the Company (i) can give no assurance that these terms will not change prior to a final resolution of the multi-state examination that is binding on all parties and (ii) cannot predict what other regulatory action, if any, will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on Chartis's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other Chartis companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

   AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

   The intervening plaintiffs had requested a stay of all trial court proceedings pending their appeal of an order dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

   After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery. The parties are presently engaged in class discovery, and plaintiffs' motion for class certification is scheduled for a hearing starting on May 30, 2012.

   As of April 18, 2012, the parties have not commenced general discovery, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

   On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010.

   In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

   Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey Action.

   On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG parties' financial position.

   On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. The Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort.

   Following motion practice in the District Court, the matter was referred to the Bankruptcy Court as related to the settlement that was approved on March 16, 2011. The AIG Defendants requested leave to move for sanctions because they assert the complaint is frivolous, and the plaintiffs indicated their intent to file an amended complaint. On October 5, 2011, the Bankruptcy Court set a 60-day deadline for plaintiffs to amend, if so advised, and to determine whether they wish to proceed notwithstanding AIG Defendants' assertion that the claim is frivolous. The plaintiffs neither withdrew nor amended their complaint within the 60-day deadline set by the Bankruptcy Court. On December 7, 2011, the Bankruptcy Court indicated that the AIG Defendants should file their motions to dismiss and for sanctions against the plaintiffs' existing complaint, returnable January 18, 2012. The AIG Defendants filed their motions to dismiss and for sanctions on December 19, 2011. On February 1, 2012, the bankruptcy court dismissed the complaint without prejudice and set a March 5, 2012 hearing date for the AIG Defendants' sanctions motion. At that hearing, the Court granted the AIG Defendants' sanctions motion.

   Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95 percent) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

   Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

   On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

   On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims - previously counterclaims that were dismissed without prejudice - against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

   On October 30, 2009, all of the parties now in the position of defendant - the AIG parties' competitors, the NWCRP and NCCI - filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

   On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

   On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling the claims at issue on behalf of a settlement class. The proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If Court approval becomes final, the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. On April 29, 2011, Liberty Mutual Group filed papers in opposition to preliminary approval of the proposed settlement and in opposition to certification of a settlement

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   class, in which it alleged that AIG's actual exposure should the class action continue through judgment to be in excess of $3,000,000. The AIG parties dispute this allegation.

   On August 1, 2011, the Court issued an opinion and order granting the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action-settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive less than one thousand dollars under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty, were the only two objectors. The AIG parties and the settling class plaintiffs filed responses to the objectors' submissions on October 28, 2011. The Court conducted a final fairness hearing on November 29, 2011. Immediately prior to the hearing, Lumbermens Mutual Casualty withdrew its objection to the settlement. On December 21, 2011, the Court issued an Order granting final approval of the settlement, but staying that ruling pending a forthcoming opinion. On February 28, 2012, the Court entered a final order and judgment approving the class action settlement. Liberty Mutual, Safeco and Ohio Casualty filed notices of their intent to appeal the Court's final order and judgment. The Court of Appeals for the Seventh Circuit has consolidated the appeals. Liberty Mutual, Safeco and Ohio Casualty are to submit their opening briefs on or before May 29, 2012.

   The $450,000 settlement amount, which is currently held in escrow pending final resolution of the class action settlement, was funded in part from the approximately $191,500 remaining in the Workers' Compensation Fund, after the transfer of the $146,500 in fines, penalties, and premium taxes discussed in the NAIC Examination of Workers' Compensation Premium Reporting matter below. In the event that the appeal of the class action settlement is successful, the litigation could resume. AIG has an accrued liability equal to the amounts payable under the settlement.

   A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. On December 21, 2011, plaintiffs filed a motion for class certification, which the AIG parties opposed on January 23, 2012. On February 29, 2012, the parties agreed in principle to settle the case for a payment by defendants of $4,000. If that settlement is approved by the court and the settlement becomes final, the case will be concluded.

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   In April 2007, the National Association of Insurance Commissioners (the
   NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

   On December 17, 2010, AIG and the lead states reached an agreement to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties;
   (ii) AIG's payment of $46,500 in outstanding premium taxes; (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement originally was contingent upon, among other events: (i) a final, court-approved settlement being reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group and (ii) a settlement being reached and consummated between AIG and certain state insurance guaranty funds that may assert claims against AIG for underpayment of guaranty-fund assessments. AIG and the other parties to the regulatory settlement agreement subsequently agreed to waive the settlement contingency of a final settlement in the lawsuits, provided that such waiver will not become effective until AIG consummates a settlement with the state insurance guaranty associations.

   AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

   After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

   The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

   The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

   The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

   On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

   On March 18, 2011, AIG, certain subsidiaries and certain other insurer and broker defendants agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. Once the settlement is finalized approved by the Court and any appeals of Court approval or exhausted, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. On June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG and certain subsidiaries placed their portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to those parties. A final fairness hearing took place on September 14, 2011. On March 30, 2012, the Court granted final approval of the class settlement. The deadline for objectors to initiate appeals, if any, from the order granting final approval of the settlement is April 30, 2012.

   A number of complaints making allegations similar to those in the multi-district litigation have been filed against AIG, certain AIG subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

   On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   additional motion practice to the Court, and a scheduling conference has been scheduled before the magistrate judge for April 30, 2012.

   AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

   Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

B. LEASES

   The Company is the lessee for the office space occupied by it and several affiliates under various non-cancelable operating lease agreements that expire through October 21, 2023. The total lease expense was $103,577, $103,403 and $93,579 in 2011, 2010 and 2009, respectively. These lease expenses are allocated to each affiliate based upon the percentage of space occupied and the Company's share of these transactions is allocated to it and other members of the Admitted Pool based upon their stated pool percentage.

   At January 1, 2012, the minimum aggregate annual rental commitments are as follows:

                    2012......................... $ 103,455
                    2013.........................    91,419
                    2014.........................    87,653
                    2015.........................    83,502
                    2016.........................    82,749
                    Thereafter...................   215,358
                                                  ---------
                    TOTAL MINIMUM LEASE PAYMENTS  $ 664,136
                                                  =========

   Certain rental commitments have renewal options extending through the year 2035. Some of these renewals are subject to adjustments in future periods.

C. OTHER CONTINGENCIES

   In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2011, the Company has not incurred

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

   The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,628,077 as of December 31, 2011. Also, as of December 31, 2011, the Company had the following amounts of annuities in excess of 1 percent of its policyholders' surplus due from the following life insurers:

                                                                           LICENSED IN
NAME OF LIFE INSURER                                     LOCATION BALANCES PENNSYLVANIA
--------------------                                     -------- -------- ------------
American General Life Insurance Company................. Texas    $ 87,021     Yes
American General Life Insurance Company of Delaware..... Delaware  329,170     Yes
BMO Life Assurance Company.............................. Canada    217,618      No
The United States Life Insurance Company in the City of  New
  New York.............................................. York      928,474     Yes
                                                         -------- --------     ---

   As part of the purchase agreement related to the acquisition of a certain affiliated entity from AIG, the Company may be obligated to pay a portion of future distributions of the acquired entity. The Company has recorded a liability for this contingent commitment.

   As part of its private equity portfolio investment, as of December 31, 2011, the Company may be called upon for an additional capital investment of up to $265,989. The Company expects only a small portion of this portfolio will be called during 2012.

   The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that guaranteed entities failed to make payments under the policies of insurance issued during the period of the guarantee. For guarantees that have been terminated, the Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entities during the period in which the guarantee was in force.

   The Company has not been required to perform under any of the guarantees that it had issued.

   The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Additionally, each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of its direct (prior to reinsurance) policyholder liabilities. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with a hold harmless agreement relative to the guarantee. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   The following schedule sets forth the effective and termination dates of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets, estimated loss to the Company and policyholder surplus for each guaranteed entity as of December 31, 2011:

                                                                         POLICYHOLDER   INVESTED   ESTIMATED  POLICYHOLDERS'
                                                       DATE      DATE    OBLIGATIONS @  ASSETS @     LOSS @      SURPLUS
GUARANTEED COMPANY                                    ISSUED  TERMINATED  12/31/2011   12/31/2011  12/31/2011  @ 12/31/2011
------------------------------------------------     -------- ---------- ------------- ----------- ---------- --------------
AHICO First American-Hungarian Insurance
  Company....................................... *    9/15/98   1/30/09   $   154,182  $   186,506     --       $   37,928
American General Life Insurance Company of
  Delaware (formerly AIG Life Insurance
  Company)......................................      7/13/98  12/29/06     8,292,513    8,960,659     --          450,625
American International Assurance Co (Bermuda)
  Limited.......................................      8/23/99   1/31/08    18,613,000   33,555,000     --        3,419,000
American International Life Assurance Company
  of New York................................... **   7/13/98   4/30/10     5,499,817   22,548,377               1,842,268
Chartis Excess Limited (formerly AIG Excess
  Liability Insurance International Limited)....      5/28/98               2,267,382      681,607     --          402,175
Chartis Insurance Company--Puerto Rico
  (formerly American International Insurance
  Company of Puerto Rico).......................      11/5/97  12/31/09        97,923      161,071     --          142,618
Chartis Insurance Ireland Limited (formerly AIG
  Europe (Ireland) Limited).....................     12/15/97   1/31/12       837,812      402,556     --          125,215
Chartis Select Insurance Company (formerly AIG
  Excess Liability Insurance Company, Ltd.)..... ***  7/29/98   4/30/12       399,439    4,950,911     --        1,975,192
Chartis Ukraine Insurance Company (formerly
  AIG Ukraine) (rating withdrawn 2/13/03).......      10/1/00                  28,559           --     --            6,190
CJSC AIG Life Insurance Company (Russia)
  (formerly AIG Russia Insurance Company
  ZAO).......................................... *    9/15/98   1/30/09       338,645      481,345     --          145,641
First American Czech Insurance Company,
  A.S........................................... *    9/15/98   1/30/09       552,799      620,022     --           77,158
La Meridional Compania Argentina de Seguros
  S.A...........................................       1/6/98                 208,528       50,365     --           32,137
Landmark Insurance Company...................... +     3/2/98   4/30/12        96,463      512,494     --          160,746
21st Century Security Insurance Company (f/k/a
  New Hampshire Indemnity Company, Inc.)........     12/15/97   8/31/09        16,605      199,533     --          178,614
                                                     --------  --------   -----------  -----------    ---       ----------
   Total guarantees.............................                          $37,403,667  $73,310,446    $--       $8,995,507
                                                     ========  ========   ===========  ===========    ===       ==========

* These insurers were purchased by Met Life on November 1, 2010. In connection with the sale, MetLife, Inc. provided the Company with a hold harmless agreement with respect to its obligations under these guarantees

** American International Life Assurance Company of New York (AI Life) was merged into The United States Life Insurance Company of the City of New York (US Life) effective December 31, 2010.

***Merged into Lexington Insurance Company effective January 1, 2012.

+  Merged into National Union effective January 1, 2012.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

As of December 31, 2011 and 2010, other admitted assets as reported in the accompanying STATEMENTS OF ADMITTED ASSETS were comprised of the following balances:

          OTHER ADMITTED ASSETS                     2011       2010
          ---------------------                  ---------  ---------
          Allowance provision................... $(109,147) $(259,391)
          Deposit accounting assets.............         4        724
          Deposit accounting assets--funds held.        --     93,433
          Guaranty funds receivable and on
            deposit.............................    10,567     12,876
          Loss funds on deposit.................    45,227     72,265
          Note receivable--reinsurance
            commutation.........................        --     39,065
          Paid loss clearing....................   365,347    335,996
          Retroactive reinsurance recoverable...     1,467      1,345
          Other assets..........................    77,215    144,151
                                                 ---------  ---------
          TOTAL OTHER ADMITTED ASSETS            $ 390,680  $ 440,464
                                                 =========  =========

Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

As of December 31, 2011 and 2010, the Company's liability for insolvency assessments, workers' compensation second injury and miscellaneous other assessments amounted to $145,746 and $42,674, respectively, with related assets for premium tax credits of $10,567 and $12,860, respectively. Of the amount accrued, the Company expects to pay approximately $78,105 for insolvency assessments, workers' compensation second injury and miscellaneous assessments during the next year and $57,075 in future periods. In addition, the Company anticipates it will realize $6,662 of premium tax offset credits and the associated liability in years two through five. The remaining $3,905 will be realized between years six through ten. A reconciliation of assets recognized from paid and accrued premium tax offsets as of December 31, 2011 is set forth below:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

Assets recognized from paid and accrued premium tax offsets
   and policy surcharges prior year-end............................................................ $12,860
Decreases current year:
   Policy surcharges collected.....................................................................     426
   Policy surcharges charged off...................................................................      --
   Premium tax offset applied......................................................................   2,785
Increases current year:
   Policy surcharges collected.....................................................................      --
   Policy surcharges charged off...................................................................      --
   Premium tax offset applied......................................................................     918
                                                                                                    -------
Assets recognized from paid and accrued premium tax offsets and policy surcharges current year-end. $10,567
                                                                                                    =======

   The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2011 and 2010, the Company had established an allowance for doubtful accounts of $109,147 and $259,391, respectively, which was reported as a contra asset within OTHER ADMITTED ASSETS in the accompanying STATEMENTS OF ADMITTED ASSETS.

   During 2011, 2010 and 2009, the Company recorded $(17,201), $21,847, and
   $(37,084), respectively, for allowance for doubtful accounts to NET GAIN/(LOSS) FROM AGENTS' BALANCES CHARGED-OFF in the accompanying STATEMENTS OF OPERATIONS.

   As of December 31, 2011 and 2010, other liabilities as reported in the accompanying STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS were comprised of the following balances:

OTHER LIABILITIES                                                                                2011       2010
-----------------                                                                             ---------  ---------
Accrued retrospective premiums............................................................... $  67,962  $  68,242
Amounts withheld or retained by company for account of others................................     4,715     10,585
Deferred commission earnings.................................................................     4,392      4,599
Deposit accounting liabilities...............................................................   103,048    200,441
Deposit accounting liabilities - funds held..................................................     5,117      1,045
Remittances and items not allocated..........................................................    26,252     30,006
Retroactive reinsurance payable..............................................................       372      1,328
Retroactive reinsurance reserves - assumed...................................................         -      4,405
Retroactive reinsurance reserves - ceded.....................................................      (949)    (2,192)
Salvage and subrogation recoverable..........................................................         -      1,876
Servicing carrier liability..................................................................     7,314      5,908
Escrow funds (NICO)..........................................................................    27,120          -
Other legal contingencies....................................................................    55,536          -
Other liabilities, includes suspense accounts, expense account balances and certain accruals.    73,722    133,364
                                                                                              ---------  ---------
   TOTAL OTHER LIABILITIES................................................................... $ 374,601  $ 459,607
                                                                                              =========  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP No. 72, SURPLUS AND QUASI-REORGANIZATIONS (SSAP 72).

   NICO funds third party reinsurance recoverable on behalf of Chartis Reinsureds. Chartis reports the balances collected and due to NICO as Escrow funds.

   NOTE 13 - SUBSEQUENT EVENTS

   Type I - Recognized Subsequent Events:

   Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

   None

   Type II - Nonrecognized Subsequent Events:

   Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

   Effective January 1, 2012, Landmark Insurance Company (Landmark) entered into an agreement of merger with the Company, whereby 100 percent of Landmark's business will be merged into the Company. The statutory surplus of Landmark is $160,746. In addition, effective January 1, 2012, Lexington Insurance Company (Lexington) entered into an agreement of merger with Chartis Select Insurance Company (Chartis Select), whereby 100 percent of Chartis Select's business was merged into Lexington. In accordance with the terms and conditions of these executed agreements, the mergers will result in the following; (1) Landmark's (2 percent) and Chartis Select's (18 percent) pool participation percentages will be added to Lexington, thereby increasing Lexington's participation percentage to 90 percent, and (2) the Company will retrocede 100 percent of Landmark's business to Lexington. Also, on that date, the Company's ownership of Lexington increased to 77.7 percent and ISOP's and Chartis PC's ownership decreased to 14.9 percent and
   4.4 percent, respectively, upon the merger of Chartis Select into Lexington.

   Effective February 17, 2012, the Company, together with the members of the Admitted Pool, the Chartis U.S. Surplus Lines Pool and AIU Insurance Company (collectively, the Fleet) entered into a Capital Maintenance Agreement (CMA) with AIG and Chartis, Inc. (AIG CMA). The AIG CMA provides that in the event that the Fleet's Total Adjusted Capital (TAC) falls below the specified minimum percentage of 350 percent of the Fleet's Authorized Control Level
   (ACL) Risk Based Capital (RBC), as estimated by Chartis, Inc. on a semi-annual basis subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors (the SMP), AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Fleet so that the Fleet's TAC is projected to be equal to or greater than the SMP of the upcoming year-end. Additionally, each of Chartis and each Fleet member agreed, subject to approval by its board of directors and, if necessary, its domestic regulator, as applicable, to pay dividends that will be paid to AIG up to an amount equal to the lesser of; (i) the amount necessary to reduce the Fleets ACL RBC to an amount not materially greater than the SMP, or,
   (ii) the maximum dividends permitted by any applicable domiciliary regulator.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Effective February 17, 2012, the Fleet entered into a CMA (Chartis CMA) with Chartis, Inc., Chartis U.S., Inc. and Chartis International, LLC (the Chartis entities). The Chartis CMA provides that in the event that the Fleet's TAC exceeds the SMP (as determined pursuant to the terms of the AIG
   CMA) while at the same time any Fleet member, as an individual legal entity, has a Total Adjusted Capital below 300 percent of such Company's Authorized Control Level RBC (the Individual Entity Minimum Percentage) (as determined by Chartis pursuant to the methodology set forth in the AIG CMA that is used to determine the SMP), the Chartis Entities and each Fleet member agree to make contributions, pay dividends or cause other transactions to occur that would result in each Fleet member's TAC being above the Individual Entity Minimum Percentage. No Fleet member is required to pay any dividend which would trigger the extraordinary dividend provisions of its domiciliary state or that is otherwise prohibited by such state.

   The Company received the approval from the PA DOI to pay an extraordinary dividend of $910,000 to its immediate parent. The dividend, made up of municipal securities and cash of $876,104 and $33,896, respectively, was paid on March 27, 2012.

   In a transaction effective March 2012, and with the approval of the PA DOI, ISOP and Chartis PC distributed their ownership of Lexington and Chartis Specialty Insurance Company (Chartis Specialty) to Chartis by means of an extraordinary dividend and return of paid in capital. Chartis then contributed the shares of Lexington and Chartis Specialty to the Company. As a result of this transaction, Lexington and Chartis Specialty are now wholly owned subsidiaries of the Company.

   On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP 72.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)
--------------------------------------------------------------------------------

NOTE 14--EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT
-------------------------------------------------------------------------------

STORM SANDY
-----------

Storm Sandy represented a large catastrophic event occurring in October 2012. The Company's preliminary estimate of its pre-tax losses related to Storm Sandy, net of reinsurance, is approximately $286 million. Due to the complexity of factors contributing to the losses, there can be no assurance that the Company's ultimate losses associated with this storm will not differ from this estimate, perhaps materially. Such estimate includes the Company's share of amounts assumed by the Company under an intercompany excess of loss property catastrophe reinsurance agreement pursuant to which the Company reinsures Lexington and Chartis Specialty (the Surplus Pool). Such reinsurance agreement provides the Surplus Pool with 60% quota share coverage for up to $2.75 billion in first event per occurrence property losses in excess of $1 billion. The Company's wholly owned subsidiaries, Lexington and Chartis Specialty, have estimated their preliminary pre-tax losses related to Storm Sandy to be approximately $1.2 billion, net of reinsurance. Losses related to Storm Sandy will be reflected in the Company's annual statutory statement and any subsequent changes will be recorded in the period in which they occur. These preliminary estimates involve the exercise of considerable judgment.

As a result of the estimated losses related to Storm Sandy, the Company is currently assessing the need to record a valuation allowance. The impact, if recorded, could be material to the Company's financial condition or its results of operations. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. Refer to Note 8 for a discussion of statutory valuation allowances.

The Company expects to receive a capital contribution from its parent of $300 million and will then contribute capital of $200 million to Lexington.

LEGAL PROCEEDINGS
-----------------

In connection with the previously disclosed multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), Chartis Inc., on behalf of itself, National Union, and certain of Chartis Inc.'s insurance and non-insurance companies (collectively, the Chartis parties) entered into a Regulatory Settlement Agreement with regulators from 50 U.S. jurisdictions effective November 29, 2012. Under the agreement, and without admitting any liability for the issues raised in the examination, Chartis agreed to (i) pay a civil penalty of $50 million, (ii) enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating the Chartis parties' ongoing compliance with laws and regulations governing the issues identified in the examination, and (iii) pay a contingent fine in the event that the Chartis parties fail to satisfy certain terms of the corrective action plan. As of September 30, 2012, the Company has an accrued liability equal to the amount of the civil penalty. National Union and other AIG companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on AIG's ongoing operations of the business subject to the agreement, or on similar business written by other AIG carriers.

In connection with the previously disclosed putative class action pending in state court in Alabama that arises out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc., on August 15, 2012, the court granted

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)
--------------------------------------------------------------------------------

plaintiffs' motion for class certification. Defendants filed a notice of appeal of that order to the Alabama Supreme Court on September 25, 2012. The case in the trial court will be stayed until that appeal is resolved.

In connection with the previously disclosed settlement of the class action filed against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, and the appeal by Liberty Mutual, Safeco and Ohio Casualty challenging the certification of the settlement class and final approval of the class action settlement, oral argument on that appeal took place on November 29, 2012.

In connection with the previously disclosed settlement of the purported class action in South Carolina federal court against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums, the court granted final approval of the settlement on September 14, 2012. No appeals from that final approval order were filed, so the matter is now concluded.

In connection with the previously disclosed multi-state targeted market conduct examination focusing on workers compensation insurance, and the related pre-litigation claims asserted by state insurance guaranty associations, on May 29, 2012, AIG completed its $25 million settlement with the guaranty associations, and the regulatory settlement was deemed effective on that date. The $146.5 million in fines, penalties and premium taxes were then disbursed to the regulatory settlement recipients pursuant to the terms of the associated escrow agreement.

In connection with the previously disclosed settlement of the federal antitrust and RICO class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on April 27, 2012, three notices of appeal of the order granting final approval of the class action settlement were filed, two of which were subsequently withdrawn. The United States Court of Appeals for the Third Circuit issued an order on December 5, 2012 dismissing the appeal of the final appellant for failure to file a timely brief.

In connection with the previously disclosed tag-along actions that have been consolidated with the Multi-District Litigation, a scheduling order was entered by the magistrate judge on April 30, 2012 that sets, among other things, a deadline of January 22, 2013 for the close of fact discovery in those cases.

Refer to Note 11 for additional information.

                           PART C: OTHER INFORMATION

ITEM 26. EXHIBITS

(a)  Board of Directors Resolution.
     ------------------------------

     (1) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts and variable and fixed annuity contracts. (1)

     (2) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated September 12, 1995, amending in its entirety the resolution previously passed by the Board of Directors on June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts and variable and fixed annuity contracts. (3)

     (3) AIG Life Insurance Company Unanimous Consent of the Board of Directors in Lieu of a Meeting dated December 7, 2009, changing the name of the Company from AIG Life Insurance Company to American General Life Insurance Company of Delaware, and resolving to amend all corporate documents as necessary and to execute and deliver all certificates, documents and instruments to carry out the resolutions.
          (11)

     (4) Section 5, the "Governing Law and Name of Surviving Corp." of the Agreement and Plan of Merger. (Filed herewith)

(b)  Custodian Agreements. Inapplicable
     ---------------------

(c)  Underwriting Contracts.
     -----------------------

     (1) Specimen form of Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, dated October 1, 2002. (Filed herewith)

     (2) Form of Schedule A-1 as of January 2, 2013 to Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, dated October 1, 2002. (Filed herewith)

     (3) Form of Selling Group Agreement--Servicing Only by and among American General Equity Services Corporation, American General Life Insurance Company, Selling Group Member and Associated Agency. (Filed herewith)

(d)  Contracts.
     ----------

     (1)  Form of Group Flexible Premium Variable Life Insurance
          Policy--Non-Participating, Form No. 11GVULD997. (2)

     (2) Form of Group Flexible Premium Variable Life Insurance Certificate, Form No. 16GVULD997. (2)

     (3) Specimen Form of Merger Endorsement for owners and participants residing in Delaware. (Filed herewith)

(e)  Applications.
     -------------

     (1) Form of Application for Group Flexible Premium Variable Life Insurance Policy, Form No. 14COLI400. (Filed herewith)

     (2) Form of Supplemental Application for Life Insurance, Form No. 14GVSUP997. (Filed herewith)

     (3)  Form of Subaccount Transfer Request Form. (Filed herewith)

     (4)  Form of Premium Allocation Form. (Filed herewith)

     (5)  Form of Loan/Surrender Request Form. (Filed herewith)

     (6)  Form of Dollar Cost Averaging Request Form. (Filed herewith)

     (7)  Form of Reallocation and Rebalancing Request Form. (Filed herewith)

     (8)  Form of Automatic Rebalancing Request. (Filed herewith)

(f)  Depositor's Certificate of Incorporation and By-Laws.
     -----------------------------------------------------

     (1) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (15)

     (2) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (16)

     (3) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (17)

(g)  Reinsurance Contracts.
     ----------------------

     (1) Reinsurance Agreement between AIG Life & Swiss Re Life & Health America Inc. (Filed herewith)

     (2) Form of Letter to Reinsurers regarding the Merger of American General Life Insurance Company of Delaware. (Filed herewith)

(h)  Participation Agreements.
     -------------------------

     (1)(a) Form of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIG Life Insurance Company and AIG Equity Sales Corp. (12)

     (1)(b) Form of Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, AIG Life Insurance Company and AIG Equity Sales Corp., effective April 30, 2010. (12)

     (1)(c) Administrative Services Agreement between AIG Life Insurance Company and AI M Advisors, Inc. (12)

     (2)(a) Form of Participation Agreement among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc. and AIG Life Insurance Company dated May 1, 1995. (5)

     (2)(b) Form of Amendment to Participation Agreement among Alliance Variable Products Series Fund, Inc. and AIG Life Insurance Company dated July 30, 1999. (5)

     (2)(c) Form of Agreement between Alliance Capital Management, L.P. and AIG Life Insurance Company. (Filed herewith)

     (3)(a) Form of Shareholder Services Agreement by and between American Century Investment Services, Inc. and AIG Life Insurance Company.
              (6)

     (3)(b) Form of Amendment No. 1 to Shareholder Services Agreement by and between American Century Investment Services, Inc. and AIG Life Insurance Company, effective January 1, 2001. (6)

     (4)(a) Form of Amended and Restated Fund Participation Agreement among BlackRock Variable Series Funds, Inc., American General Life Insurance Company and American General Life Insurance Company of Delaware. (Filed herewith)

     (4)(b) Form of Amended and Restated Administrative Services Agreement between BlackRock Advisors, LLC, American General Life Insurance Company and American General Life Insurance Company of Delaware. (Filed herewith)

     (5)(a) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company of Delaware dated
              April 27, 2012. (Filed herewith)

     (5)(b) Form of Amended and Restated Service Contract among Fidelity Variable Insurance Products Funds, American General Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York effective May 1, 2012. (Filed herewith)

     (6)(a) Form of Participation Agreement by and between Franklin Templeton Products Trust, Franklin Templeton Distributors, Inc. and AIG Life Insurance Company. (6)

     (6)(b) Form of Amendment to Participation Agreement by and between Franklin Templeton Products Trust, Franklin Templeton Distributors, Inc. and AIG Life Insurance Company, effective May 1, 2001. (6)

     (6)(c) Form of Amendment to Participation Agreement by and between Franklin Templeton Products Trust, Franklin Templeton Distributors, Inc. and AIG Life Insurance Company, effective May 3, 2004. (7)

     (6)(d)   Form of Amendment No. 3 to Participation Agreement as of
              March 31, 2006 by and between Franklin Templeton Products Trust, Franklin Templeton Distributors, Inc. and AIG Life Insurance Company. (8)

     (6)(e) Form of Amendment No. 5 to Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust Franklin/Templeton Distributors, Inc., AIG Life Insurance Company and American General Equity Services Corporation, dated as of March 1, 2009. (10)

     (6)(f) Form of Amendment No. 6 to Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company) and American General Equity Services Corporation. (Filed herewith)

     (6)(g) Form of Amended and Restated Administrative Services Agreement by and between Franklin Templeton Services, LLC and AIG Life Insurance Company. (10)

     (6)(h) Form of Amendment No. 1 to Amended and Restated Administrative Services Agreement between Franklin Templeton Services, LLC and American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company). (Filed herewith)

     (7)(a) Form of Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and AIG Life Insurance Company. (10)

     (8)(a) Fund Participation Agreement by and among American General Life Insurance Company and JPMorgan Insurance Trust effective as of April 24, 2009. (Filed herewith)

     (8)(b) Form of Amendment No. 1 to Fund Participation Agreement by and among American General Life Insurance Company and JPMorgan Insurance Trust effective January 1, 2013. (Filed herewith)

     (9)(a) Form of Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP and AIG Life Insurance Company. (4)

     (9)(b) Form of Amendment to Participation Agreement among The Universal Institutional Funds, Inc. (formerly Morgan Stanley Universal Funds, Inc.), Morgan Stanley Investment Management Inc. (formerly Morgan Stanley Asset Management Inc.), Morgan Stanley Investments LP (formerly Miller Anderson & Sherrerd, LLP) and AIG Life Insurance Company, dated October 1, 2001. (5)

     (9)(c) Letter Agreement between American General Life Insurance Company of Delaware, Morgan Stanley Investment Management, Inc. (formerly Morgan Stanley Dean Witter Investment Management Inc.) and Morgan Stanley Investments LP (formerly Miller Anderson & Sherrerd,
              LLP). (Filed herewith)

     (10)(a) Form of Fund Participation Agreement by and among Neuberger & Berman Advisers Management Trust, Advisers Managers Trust, Neuberger & Berman Management Incorporated and AIG Life Insurance Company. (7)

     (10)(b) Form of Amendment to Fund Participation Agreement by and among Neuberger & Berman Advisers Management Trust, Advisers Managers Trust, Neuberger & Berman Management Incorporated and AIG Life Insurance Company. (7)

     (11)(a) Form of Participation Agreement by and among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and AIG Life Insurance Company. (6)

     (11)(b) Form of Novation of and Amendment to Participation Agreement by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, The United States Life Insurance Company in the City of New York, as successor to American International Life Assurance Company of New York, American General Life Insurance Company and American General Life Insurance Company of Delaware. (20)

     (11)(c) Form of PIMCO Variable Insurance Trust Services Agreement between PIMCO Variable Insurance Trust and American General Life Insurance Company of Delaware. (Filed herewith)

     (11)(d) Form of Services Agreement between Pacific Investment Management Company and American General Life Insurance Company of Delaware. (Filed herewith)

     (12)(a) Form of Participation Agreement by and between VALIC Company I, The Variable Annuity Life Insurance Company and AIG Life Insurance Company. (5)

     (12)(b) Form of Amendment No. 1 to Participation Agreement by and between VALIC Company I, The Variable Annuity Life Insurance Company and AIG Life Insurance Company. (5)

     (13)(a) Form of Participation Agreement by and among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and AIG Life Insurance Company. (6)

     (14)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and AIG Life Insurance Company. (12)

     (15)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AllianceBernstein and AIG Life Insurance Company. (9)

     (16)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and AIG Life Insurance Company. (9)

     (17)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and AIG Life Insurance Company. (9)

     (18)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and AIG Life Insurance Company (9)

     (18)(b) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company). (Filed herewith)

     (19)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Goldman Sachs and AIG Life Insurance Company. (9)

     (20)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and AIG Life Insurance Company. (11)

     (21)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Merrill Lynch (BlackRock) and AIG Life Insurance Company. (9)

     (22)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and AIG Life Insurance Company. (9)

     (23)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and AIG Life Insurance Company. (9)

     (24)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between UIF Morgan Stanley and AIG Life Insurance Company. (9)

     (25)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and AIG Life Insurance Company. (9)

     (26)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and AIG Life Insurance Company. (9)

     (27)(a) Form of Consents to Assignment of Fund Participation and other Agreements. (Filed herewith)

(i)  Administrative Contracts.
     -------------------------

     (1) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company. (18)

     (2) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (18)

     (3) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (18)

     (4) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (18)

     (5) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (18)

     (6) Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (18)

     (7) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective May 1, 2004. (14)

(j)  Other Material Contracts.
     -------------------------

     (1) General Guarantee Agreement from National Union Fire Insurance Company of Pittsburgh, Pa. on behalf of AIG Life Insurance Company. (Filed herewith)

     (2) Notice of Termination of Guarantee as Published in the Wall Street Journal on November 24, 2006. (Filed herewith)

     (3) Notice of Termination of AIG Support Agreement between American General Life Insurance Company of Delaware and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit I. (Filed herewith)

     (4) Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company. (19)

     (5)  Specimen form of Agreement and Plan of Merger. (Filed herewith)

(k)  Legal Opinions.
     ---------------

     (1)  Opinion of Counsel and Consent of Depositor. (Filed herewith)

(l)  Actuarial Opinions. Not applicable.
     -------------------

(m)  Calculation. None
     ------------

(n)  Other Opinions.
     ---------------

     (1)  Consents. (Filed herewith)

(o)  Omitted Financial Statements. None
     -----------------------------

(p)  Initial Capital Agreements. None
     ---------------------------

(q)  Redeemability Exemption.
     ------------------------

     (1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Executive Advantage Variable Universal Life

          Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of January 2, 2013. (Filed herewith)

(r)  Powers of Attorney.
     -------------------

     (1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of National Union Fire Insurance Company of Pittsburgh, Pa. (Filed herewith)
--------
(1) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 033-90684) of Variable Account II of AIG Life Insurance Company filed on October 27, 1998.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on March 13, 1998.

(3) Incorporated by reference to Post-Effective Amendment No. 9 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on February 7, 2003.

(4) Incorporated by reference to Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-36260) of Variable Account I of AIG Life Insurance Company filed on December 28, 2001.

(5) Incorporated by reference to Post-Effective Amendment No. 10 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on April 25, 2003.

(6) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on June 16, 2003.

(7) Incorporated by reference to Post-Effective Amendment No. 13 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on May 2, 2005.

(8) Incorporated by reference to Post-Effective Amendment No. 17 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on May 1, 2006.

(9) Incorporated by reference to Post-Effective Amendment No. 20 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on May 1, 2007.

(10) Incorporated by reference to Post-Effective Amendment No. 22 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on May 1, 2009.

(11) Incorporated by reference to Post-Effective Amendment No. 23 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of American General Life Insurance Company of Delaware (f/k/a AIG Life Insurance Company) filed on May 3, 2010.

(12) Incorporated by reference to Post-Effective Amendment No. 26 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of American General Life Insurance Company of Delaware (f/k/a AIG Life Insurance Company) filed on May 2, 2011.

(13) N/A

(14) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(15) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(16) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(17) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(18) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(19) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2011.

(20) Incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199 of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.

ITEM 27.DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------

James A. Mallon           Director, Acting Chairman, President and Chief
                          Executive Officer
Robert M. Beuerlein (9)   Director, Senior Vice President and Chief and
                          Appointed Actuary
Jeffrey H. Carlson (9)    Director and Executive Vice President
Don W. Cummings           Director and Senior Vice President
Mary Jane B. Fortin       Director, Executive Vice President and Chief
                          Financial Officer
Kyle L. Jennings (10)     Director, Executive Vice President, General
                          Counsel and Secretary
Curtis W. Olson (1)       President--Benefit Solutions
John B. Deremo            Executive Vice President
Steven D. Anderson        Senior Vice President
Erik A. Baden (10)        Senior Vice President
Wayne A. Barnard          Senior Vice President and Illustration Actuary
David Butterfield (1)     Senior Vice President
Terry B. Festervand (9)   Senior Vice President and Treasurer
Brad J. Gabel (4)         Senior Vice President, Chief Underwriter
John Gatesman             Senior Vice President
David S. Jorgensen        Senior Vice President
Terry Keiper (12)         Senior Vice President
Glen D. Keller (9)        Senior Vice President
Stephen Kennedy (9)       Senior Vice President
Frank A. Kophamel (9)     Senior Vice President
Simon J. Leech (9)        Senior Vice President
Edmund D. McClure (9)     Senior Vice President
Richard D. McFarland (9)  Senior Vice President
Laura E. Milazzo (9)      Senior Vice President
Larry Nisenson            Senior Vice President
John W. Penko (2)         Senior Vice President
Rodney E. Rishel (10)     Senior Vice President
Sharon K. Roberson (12)   Senior Vice President
Dale W. Sachtleben (3)    Senior Vice President
Stephen J. Stone (13)     Senior Vice President
Carol B. Whaley (1)       Senior Vice President
Chris N. Aiken (9)        Vice President
Chris Ayers (9)           Vice President
Joan M. Bartel            Vice President
Robert Beauchamp          Vice President
Michael B. Boesen         Vice President
Laura J. Borowski (4)     Vice President
David R. Brady (11)       Vice President
Dan Chamberlain (9)       Vice President
Mark E. Childs (9)        Vice President

Robert M. Cicchi (9)       Vice President
Lawrence C. Cox            Vice President
Timothy M. Donovan         Vice President
Jay Drucker                Vice President
Farideh N. Farrokhi (9)    Vice President and Assistant Secretary
Royce Fithen (6)           Vice President
Frederick J. Garland, Jr.  Vice President
Manda Ghaferi (7)          Vice President
Liza Glass (9)             Vice President
Leo W. Grace               Vice President and Assistant Secretary
Richard L. Gravette (9)    Vice President and Assistant Treasurer
Lori S. Guadagno (5)       Vice President
Daniel J. Gutenberger (9)  Vice President and Medical Director
Joel H. Hammer (8)         Vice President
D. Leigh Harrington (9)    Vice President
Tracey Harris (10)         Vice President
Michael Harrison           Vice President
Julie Cotton Hearne (10)   Vice President and Assistant Secretary
Tim Heslin                 Vice President
Keith C. Honig (7)         Vice President
Stephen Howard (2)         Vice President
S. Caitlin Irby (9)        Vice President
Walter P. Irby             Vice President
Sharla A. Jackson (6)      Vice President
Wesley E. Jarvis (1)       Vice President
Debra H. Kile (9)          Vice President and Medical Director
Michael J. Krugel (4)      Vice President
Kenneth R. Kiefer (6)      Vice President
Mel McFall (9)             Vice President
Lochlan O. McNew           Vice President and Investment Officer
Gwendolyn J. Mallett (9)   Vice President
W. Larry Mask              Vice President, Real Estate Investment Officer
                           and Assistant Secretary
Beverly Meyer (4)          Vice President
Candace A. Michael (9)     Vice President
Michael R. Murphy (4)      Vice President
David Napoli               Vice President
Deanna D. Osmonson (1)     Vice President
Cathy A. Percival (9)      Vice President and Medical Director
Carin M. Phelan            Vice President
Glenn H. Plotkin (4)       Vice President
Debbie Runge               Vice President, Human Resources
Jeanise L. Ryser           Vice President
Michael Sibley (2)         Vice President
T. Clay Spires (9)         Vice President and Tax Officer
Gregory R. Thornton (3)    Vice President
Cynthia Wieties            Vice President

Jeffrey L. Winkelmann (4)  Vice President
William P. Hayes (10)      Chief Compliance Officer
Debra L. Herzog (10)       Assistant Secretary

(1)  3600 Route 66, Neptune, NJ 07753
(2)  Walnut Glen Tower, 8141 Walnut Hill Lane, Dallas, TX 75231
(3)  3051 Hollis Drive, Springfield, IL 62704
(4)  1200 N. Mayfair Road, Milwaukee, WI 53226
(5)  599 Lexington Avenue, New York, N 10022
(6)  205 E. 10th Avenue, Amarillo, TX 79101
(7)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067
(8)  32 Old Slip, New York, NY 10005
(9)  2727-A Allen Parkway, Houston, TX 77019
(10) 2919 Allen Parkway, Houston, TX 77019
(11) 200 Liberty Street, New York, NY 10281
(12) 200 American General Way, Brentwood, TN 37027
(13) 21650 Oxnard Street, Woodland Hills, CA 91367

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0001047469-12-001369, filed
February 23, 2012. Exhibit 21 is incorporated herein by reference.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

ITEM 29. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

AMERICAN GENERAL LIFE INSURANCE COMPANY

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 30. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, American General Equity
    --------------
Services Corporation, also acts as principal underwriter for the following investment companies:

AMERICAN GENERAL LIFE INSURANCE COMPANY

Separate Account A
Separate Account D
Separate Account VA-1
Separate Account VA-2
Separate Account VL-R
Separate Account VUL
Separate Account VUL-2
Separate Account I

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

Separate Account USL VA-R
Separate Account USL VL-R
Separate Account USL A
Separate Account USL B

(b) Management.
    -----------

The following information is provided for each director and officer of the principal underwriter. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAME AND PRINCIPAL       POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS         AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------       -------------------------------------------------

Mary Jane B. Fortin (1)  Director and Chairman
Erik A. Baden (1)        Director
John Gatesman            Director, President and Chief Executive Officer
Kyle L. Jennings (1)     Executive Vice President, General Counsel and
                         Secretary
Thomas Clay Spires (2)   Vice President and Tax Officer
Larry Blews (2)          Vice President and Chief Compliance Officer
Lauren W. Jones (1)      Chief Counsel--Business Lines and Assistant
                         Secretary
John J. Reiner           Treasurer and Controller

NAME AND PRINCIPAL    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS      AMERICAN GENERAL EQUITY SERVICES CORPORATION
------------------    -------------------------------------------------
Barbara J. Moore (2)  Assistant Tax Officer
Becky Strom (2)       Vice President, Chief Privacy Officer and
                      Anti-Money Laundering Officer

(1)  2919 Allen Parkway, Houston, TX 77019
(2)  2727-A Allen Parkway, Houston, TX 77019

(c) Compensation From the Registrant.
    ---------------------------------

                                              NET           COMPENSATION ON EVENTS
                                              UNDERWRITING  OCCASIONING THE
                                              DISCOUNTS AND DEDUCTION OF A DEFERRED BROKERAGE   OTHER
NAME OF PRINCIPAL UNDERWRITER                 COMMISSIONS   SALES LOAD              COMMISSIONS COMPENSATION
American General Equity Services Corporation        0                  0                 0           0

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company's Administrative Office located at 405 King Street, 4th Floor, Wilmington, Delaware 19801-3722.

ITEM 32. MANAGEMENT SERVICES Inapplicable

ITEM 33. FEE REPRESENTATION

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

UNDERTAKINGS OF THE DEPOSITOR

(A)National Union Guarantee

During any time there are insurance obligations outstanding and covered by the guarantee issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union Guarantee Period"), filed as an exhibit to this Registration Statement (the "National Union Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the National Union Guarantee promptly after the happening of significant events related to the National Union Guarantee.

These significant events include: (i) termination of the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; (ii) a default under the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; or (iii) the insolvency of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union").

Depositor hereby undertakes during the National Union Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of National Union in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of National Union regarding such financial statements.

During the National Union Guarantee Period, the Depositor hereby undertakes to include in the prospectuses to policy owners, an offer to supply the annual audited statutory financial statements of National Union, free of charge upon a policy owner's request.

As of December 29, 2006 at 4:00 p.m. Eastern time (the "Point of Termination"), the National Union Guarantee was terminated for prospectively issued Policies. The National Union Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full.

Effective December 31, 2012, American General Life Insurance Company of Delaware, an affiliate of American General Life Insurance Company, merged with and into American General Life Insurance Company. Texas law provides for the continuation of guarantees for policies and other contracts and certificates issued prior to a merger. Therefore, the National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination.

(B) Financial statements

     The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:

(1) Audited Financial Statements of Variable Account II of American General Life Insurance Company of Delaware for the year ended December 31, 2011 are included in Part B of the Registration Statement.

(2) Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.

(3) Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the Registration Statement.

(4) Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the Registration Statement.

(5) Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-157199) of Variable Separate Account filed on April 26, 2012.

(6) Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the Registration Statement.

(7) Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.

(8) Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.

(9) Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part B of the Registration Statement.

(10) The statutory statement of admitted assets, liabilities, capital and surplus of National Union Fire Insurance Company of Pittsburgh, Pa. as of December 31, 2011 and 2010, and the related statutory statements of income and changes in capital and surplus and of cash flow for each of the three years in the period ended December 31, 2011 are included in Part B of the Registration Statement.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account II of American General Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 28th day of December, 2012.

                              SEPARATE ACCOUNT II OF AMERICAN GENERAL LIFE
                              INSURANCE COMPANY
                              (Registrant)

                         BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (On behalf of the Registrant and itself)

                         BY:  MARY JANE B. FORTIN
                              --------------------------------------------------
                              MARY JANE B. FORTIN
                              EXECUTIVE VICE PRESIDENT
                                AND CHIEF FINANCIAL OFFICER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature            Title                                 Date
---------            -----                                 ----

JAMES A. MALLON      Director, Acting Chairman, President  December 28, 2012
-------------------- and Chief Executive Officer
JAMES A. MALLON

MARY JANE B. FORTIN  Director, Executive Vice President    December 28, 2012
-------------------- and Chief Financial Officer
MARY JANE B. FORTIN

DON W. CUMMINGS      Director, Senior Vice President       December 28, 2012
--------------------
DON W. CUMMINGS

ROBERT M. BEUERLEIN  Director                              December 28, 2012
--------------------
ROBERT M. BEUERLEIN

JEFFREY H. CARLSON   Director                              December 28, 2012
--------------------
JEFFREY H. CARLSON

KYLE L. JENNINGS     Director                              December 28, 2012
--------------------
KYLE L. JENNINGS

                                    AGL - 2

                                                                     333-
                                                                         ------
                                                                      811-04867

                                  SIGNATURES

   National Union Fire Insurance Company of Pittsburgh, Pa. has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of December, 2012.

                                        NATIONAL UNION FIRE INSURANCE
                                        COMPANY OF PITTSBURGH, PA.

                                   BY:  SEAN T. LEONARD
                                        ----------------------------------------
                                        SEAN T. LEONARD
                                        CHIEF FINANCIAL OFFICER
                                          AND SENIOR VICE PRESIDENT

   This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature           Title                          Date
---------           -----                          ----

*PETER D. HANCOCK   Chairman and Director          December 28, 2012
-------------------
PETER D. HANCOCK

*PETER J. EASTWOOD President and Chief Executive December 28, 2012 ------------------- Officer
PETER D. EASTWOOD

*JAMES BRACKEN      Director                       December 28, 2012
-------------------
JAMES BRACKEN

*JOHN Q. DOYLE      Director                       December 28, 2012
-------------------
JOHN Q. DOYLE

*DAVID NEIL FIELDS  Director                       December 28, 2012
-------------------
DAVID NEIL FIELDS

*DAVID L. HERZOG    Director                       December 28, 2012
-------------------
DAVID L. HERZOG

------------------- Director                       December ___, 2012
MONIKA M. MACHON

*RALPH W. MUCERINO  Director                       December 28, 2012
-------------------
RALPH W. MUCERINO

------------------- Director                       December ___, 2012
SID SANKARAN

------------------- Director                       December ___, 2012
MARK T. WILLIS


* BY:  SEAN T. LEONARD
       --------------------------------------------------
       SEAN T. LEONARD
       ATTORNEY-IN-FACT
       (Exhibit (r)(1) to the Registration Statement)

                                 EXHIBIT INDEX

ITEM 26. EXHIBITS

    (a)(4) Section 5, the "Governing Law and Name of Surviving Corp." of the Agreement and Plan of Merger.

    (c)(1) Specimen form of Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, dated October 1, 2002.

    (c)(2) Form of Schedule A-1 as of January 1, 2013 to Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, dated October 1, 2002.

    (c)(3) Form of Selling Group Agreement--Servicing Only by and among American General Equity Services Corporation, American General Life Insurance Company, Selling Group Member and Associated Agency.

    (d)(3) Specimen Form of Merger Endorsement for owners and participants residing in Delaware.

    (e)(1) Form of Application for Group Flexible Premium Variable Life Insurance Policy, Form No. 14COLI400.

    (e)(2) Form of Supplemental Application for Life Insurance, Form No. 14GVSUP997.

    (e)(3)    Form of Subaccount Transfer Request Form.

    (e)(4)    Form of Premium Allocation Form.

    (e)(5)    Form of Loan/Surrender Request Form.

    (e)(6)    Form of Dollar Cost Averaging Request Form.

    (e)(7)    Form of Reallocation and Rebalancing Request Form.

    (e)(8)    Form of Automatic Rebalancing Request.

    (g)(1) Reinsurance Agreement between AIG Life & Swiss Re Life & Health America Inc.

    (g)(2) Form of Letter to Reinsurers regarding the Merger of American General Life Insurance Company of Delaware.

    (h)(2)(c) Form of Agreement between Alliance Capital Management, L.P. and American General Life.

    (h)(4)(a) Form of Amended and Restated Fund Participation Agreement among BlackRock Variable Series Funds, Inc., American General Life Insurance Company and American General Life Insurance Company of Delaware

    (h)(4)(b) Form of Amended and Restated Administrative Services Agreement between BlackRock Advisors, LLC, American General Life Insurance Company and American General Life Insurance Company of Delaware.

    (h)(5)(a) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company of Delaware dated April 27, 2012.

    (h)(5)(b) Form of Amended and Restated Service Contract among Fidelity Variable Insurance Products Funds, American General Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York dated April 27, 2012.

    (h)(6)(f) Form of Amendment No. 6 to Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company) and American General Equity Services Corporation.

    (h)(6)(h) Form of Amendment No. 1 to Amended and Restated Administrative Services Agreement between Franklin Templeton Services, LLC and American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company).

    (h)(8)(a) Fund Participation Agreement by and among American General Life Insurance Company and JPMorgan Insurance Trust effective as of April 24, 2009.

    (h)(8)(b) Form of Amendment No. 1 to Fund Participation Agreement by and among American General Life Insurance Company and JPMorgan Insurance Trust effective January 1, 2013.

    (h)(9)(c) Letter Agreement between American General Life Insurance Company of Delaware, Morgan Stanley Investment Management, Inc. (formerly Morgan Stanley Dean Witter Investment Management Inc.) and Morgan Stanley Investments LP (formerly Miller Anderson & Sherrerd, LLP).

    (h)(11)(c)Form of PIMCO Variable Insurance Trust Services Agreement between PIMCO Variable Insurance Trust and American General Life Insurance Company of Delaware.

    (h)(11)(d)Form of Services Agreement between Pacific Investment Management Company and American General Life Insurance Company of Delaware.

    (h)(18)(b)Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company).

    (h)(27)(a)Form of Consents to Assignment of Fund Participation and other Agreements.

    (j)(1) General Guarantee Agreement from National Union Fire Insurance Company of Pittsburgh, Pa. on behalf of AIG Life Insurance Company.

    (j)(2) Notice of Termination of Guarantee as Published in the Wall Street Journal on November 24, 2006.

    (j)(3) Notice of Termination of AIG Support Agreement between American General Life Insurance Company of Delaware and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit I.

    (j)(5)    Specimen form of Agreement and Plan of Merger.

    (k)(1)    Opinion of Counsel and Consent of Depositor.

    (n)(1)    Consents.

    (q)(1) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Executive Advantage Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of January 2, 2013.

    (r)(1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of National Union Fire Insurance Company of Pittsburgh, Pa.